Form 20-F
VANCAN CAPITAL CORP
filed 2003-06-27
CIK 1116548

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE

ACT OF 1934 For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

Commission file number

   0-30780

Van c an Capital Corp.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

400 Burrard Street, Suite 1400, Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class        Name of each exchange on

  which registered

N/A                                N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

               None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

2,460,625 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    X Yes         No

Indicate by check mark which financial statement item the registrant has elected to follow.

X Item 17       Item 18

#

Vancan Capital Corp.

Form 20-F Annual Report

Table of Contents

                         Part I

Page

Item 1.

Identity of Officers and Directors

  4

Item 2.

Offer Statistics and Expected Timetable

4

Item 3.

Key Information

  4

Item 4.

Information on the Company

  9

Item 5.

Operating and Financial Review and Prospects

12

Item 6.

Directors, Senior Management and Employees

13

Item 7.

Major Shareholders and Related Party

Transactions

16

Item 8.

Financial Information

18

Item 9.

Offer and Listing of Securities

19

Item 10.

Additional Information

20

Item 11.

Disclosures about Market Risk

23

Item 12.

Description of Other Securities

23

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

23

Item 14.

Modifications of Rights of Securities Holders

and Use of Proceeds

2 3

Part III

Item 17.

Financial Statements

24

Item 18.

Financial Statements

24

Item 19.

Exhibits

24

#

FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on our behalf.  For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I

Item 1.

Identity of Officers and Directors

Not applicable

Item 2.

Offer Statistics and Expected Timetable

Not Applicable

Item 3.

Key Information

3.1

Selected Financial Data

The following tables set forth our financial data for the fiscal periods ended December 31, 2002, December 31, 2001, December 31, 2000, March 31, 2000, March 31, 1999 and March 31, 1998 ..  We derived all figures from our financial statements, which were examined by our independent auditor.  This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada.  A reconciliation to United States generally accepted accounting principles is included in Note 8 to our audited financial statements.  All amounts are expressed in Canadian dollars.

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 12/31/02	Year Ended 12/31/01	Period Ended 12/31/00	Year Ended 3/31/00	Year Ended 3/31/99	Year Ended 3/31/98

Revenue	Nil	$2	$3	$4	$9	$10
Net Income(Loss)Cdn. GAAP	($110)	($282)	($102)	($93)	($90)	($89)
Earnings(Loss) Per Share Cdn GAAP	($0.06)	($0.05)	($0.02)	($0.02)	($0.02)	($0.0 2 )

Net Income(Loss) US GAAP	($110)	($155)	($118)	($ 210 )	($90)	($89)
Earnings (Loss) Per Share US GAAP	($0.06)	($0.03)	($0.0 2 )	($0.0 4 )	($0.02)	($0.0 2 )

Dividends Per Share Cdn GAAP	0	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0	0
Wtd.Avg.No.Shares US GAAP	1,830	5,193	5,105	4,630	4,493	4,405
Wtd.Avg.No.Shares Cdn GAAP	1,830	5,193	5,105	4,630	4,493	4,405

Working Capital	($12)	($64)	$91	$123	$177	$258
Mineral Properties Cdn GAAP	0	0	$126	$117	0	0
Mineral Properties US GAAP	0	0	0	0	0	0
Long Term Debt Cdn GAAP	0	0	0	0	0	0

Shareholder’s Equity Cdn GAAP	$13	( $63 )	$219	$242	$188	$279
Shareholders’ Equity US GAAP	$6	( $69 )	$ 86	$1 25	$ 185	$279
Total Assets Cdn GAAP	$55	$4	$223	$252	$193	$289
Total Assets US GAAP	$55	$4	$96	$ 235	$193	$289

In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On June 13 , 200 3 , the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1. 3362 ..  This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  For the past fiscal periods ended December 31, 200 2 , December 31, 200 1 , December 31, 2000, March 31, 2000, March 31, 1999 and March 31, 1998 and for the six - month period between December 31, 2002 and Ma y 31, 200 3 , the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

Period

Average

Year ended Dec 31, 2002

$1.57

Year ended Dec 31, 2001

$1.55

Period ended Dec 31, 2000

$1.50

Year ended Mar 31, 2000

$1.47

Year ended Mar 31, 1999

$1.51

Year ended Mar 31, 1998

$1.41

 Period

            Low - High

Month ended Dec 31, 2002

          $ 1.5478 - $ 1.5660

Month ended Jan 31, 2003

$ 1.5220 - $ 1.5750

Month ended Feb 28, 2003

$ 1.4880 - $ 1.5315

Month ended Mar 31, 2003

$ 1.4659 - $ 1.4905

Month ended Apr 30, 2003

$ 1.4336 - $ 1.4843

Month ended May 31, 2003

$ 1.3446 - $ 1.4221

3.2

Risk Factors

Any investment in our common shares involves a high degree of risk.  You should consider carefully the following information before you decide to buy our common shares.  If any of the events discussed in the following risk factors actually occurs, our business, financial condition or results of operations would likely suffer.  In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares.  In particular, you should consider carefully the following risk factors:

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future.  From our incorporation on April 25, 1994 to December 31, 2002 , we have incurred losses totalling $ 966 ,932.  Very few junior resource companies ever become profitable.  Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

We have limited financial resources and no source of cash flow.

We have limited financial resources, no source of operating cash flow and no assurance that additional funding will be available to us for further exploration of our projects or to fulfil our obligations under any applicable agreements.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of our projects with the possible loss of such properties.

Very few mineral properties are ultimately developed into producing mines.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Substantial expenditures will be required for us to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis.  The economics of developing precious and base metal mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

If we do not obtain additional financing, our business will fail.

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan.  As at December 31, 2002, we had cash on hand of $52,481. Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  We will require additional financing in order to complete these activities.  In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire.  We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

We believe the only realistic source of future funds presently available to us is through the sale of equity capital.  Any sale of share capital will result in dilution to existing shareholders.

Because management has only limited experience in resource exploration, the business has a higher risk of failure.

Our management, while experienced in business operations, has only limited experience in resource exploration.  None of our directors or officers has any significant technical training or experience in resource exploration or mining.  We rely on the opinions of consulting geologists that we retain from time to time for specific exploration projects or property reviews.  As a result of our management’s inexperience, there is a higher risk of our being unable to complete our business plan.

Mineral exploration involves a high degree of risk against which we are not currently insured.

Unusual or unexpected rock formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs.  We have relied on and will continue to rely upon consultants and others for exploration expertise.

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common stock.

We may require permits and licenses that we may not be able to obtain.

Our operations may require licenses and permits from various governmental authorities.  There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to conduct exploration, development and mining operations at any projects we acquire.

Metal prices fluctuate widely.

Factors beyond our control may affect the marketability of any resource we discover.  Metal prices have fluctuated widely, particularly in recent years.  The effect of these factors cannot accurately be predicted.

The resource industry is very competitive.

The resource industry is intensely competitive in all its phases.  We compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Our operations may be adversely affected by environmental regulations.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner, which means that standards, enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations.  We do not maintain environmental liability insurance.

The trading market for our shares is not always liquid.

Although our shares trade on the TSX Venture Exchange and the NASD OTC Bulletin Board, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

Our securities may be subject to penny stock regulation.

Our stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3151-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common shares in the United States and shareholders may find it more difficult to sell their shares.

Item 4.  Information on the Company

4.1

History and Development

We were incorporated pursuant to the Business Corporations Act in the Province of Alberta, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on April 25, 1994.  Our head office is located at 400 Burrard Street, Suite 1400, Vancouver, British Columbia, Canada, V6C 3G2.  Our telephone number is (604) 689-1749.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

We are engaged in the business of acquiring and exploring resource properties.  Subsequent to the fiscal year ended December 31, 200 2 , we entered into agreements with Mr. David G. Lorne to acquire a 50% interest in two mineral claims located in the Longtom Lake area of the Northwest Territories, Canada known as the Target Claims.

The claims are in the exploration stage.  There is no assurance that a commercially viable mineral deposit exists on the property.  Further exploration will be required before a final evaluation as to the economic feasibility of the claims is determined.

4. 2

Target Claims

By way of Mineral Property Purchase Agreements (the “Agreements”) dated January 15, 2003 and April 16, 2003 respectively, David G. Lorne agreed to sell to us a 50% interest in two non-contiguous mining claims located in the Longtom Lake area, known as the Target Claims. The Claims are located approximately 350 kilometres north of Yellowknife, Northwest Territories, Canada and cover an area of approximately 4,312.7 acres.

We acquired a 50% interest in the Target 1 claim by :

1.

pa ying a total of $15,000; and

2.

issu ing 200,000 common shares in our capital.

In order to acquire a 50% interest in the Target 2 claim, we must:

1.

pay a total of $15,000 (paid);

2.

issue 200,000 common shares in our capital (issued);

3.

incur at least $50,000 in exploration expenditures on the claim prior to December 31, 2003; and

4.

incur a further $50,000 in exploration expenditures on the claim prior to December 31, 2004.

Both agreements provide that we will enter into a single purpose joint venture agreement with David G. Lorne to further explore and develop the Target Claims once we have completed the purchase of our interest in each claim.  However, subsequent to these agreements, Mr. Lorne sold the remaining 50% interest in the Target 1 and Target 2 claim to Alberta Star Development Corp.  We now anticipate that we will enter into joint venture agreements respecting the Target Claims following the completion of the 2003 exploration program on the claims.

The Target 1 claim is located on the east side of Longtom Lake and covers 1781.9 acres.  The Target 2 claim is located at the north end of Longtom Lake and covers 2530.8 acres. The area is known as the Great Bear Magmatic Zone, a north-trending belt measur ing 350 kilometres long and 120 kilometres wide.

The Claims have not been prospected in detail and have no known mineralization.  The claims have no known mineral zones, mineral resources or mineral reserves.

The climate in the vicinity of the Longtom Lake area is severe with long, cold winters and short, warm summers.  Exploration is best conducted during the summer or in late winter.  Access to the Target Claims is entirely by aircraft:  by float airplane in summer and ski-equipped airplanes in winter.  The sufficiency of surface rights for mining operations, and the availability of power, water, tailings storage areas, waste disposal areas, heap leach pad sites and potential processing plant sites has not bee n addressed.  Territorial mining operations rely to a large extent upon the nearby city of Yellowknife and southern Canada as a source of skilled miners, tradespersons and labor.

The potential of the Target Claims is based upon significant exploration work that Alberta Star Development Corp. (“Alberta Star”) has completed on adjacent claims.

In October 2002, Alberta Star conducted a gravity survey of the Longtom property to detect potential anomalies caused by the presence of iron oxide, copper and gold mineralization. The ground-helicopter supported gravity survey was conducted over selected portions of the 19,642-acre Longtom claim-block. The data obtained from the survey is complimented by gravity data collected for Hudson’s Bay Exploration and Development Co. Ltd. in 2000 along the shores of Longtom Lake, and by a comprehensive regional gravity survey completed by the Geological Survey of Canada. The objective of the survey was to map the distribution of large masses of variable density.

A total of 243 detailed gravity stations were recorded at 500-meter intervals with some detail infill stations at 250 meters. The gravity survey confirmed the extent of what may be economic mineralization along a large structurally controlled faulting system.  The results show two significant 2.5-3.0 milligal gravity anomalies. These two gravity anomalies are coincident with the strong magnetic anomalies. The gravity anomalies occur along a 7.5 kilometre long trend and are up to 1.5 kilometres in width. Combined gravity, magnetic and radiometric anomalies are a common targeting criterion for iron-oxide/copper/gold mineralization and necessary in identifying an economic ore body.  Alberta Star has commenced a 20-hole drill program on these adjoining claims.

4.3

Competition

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same.  Numerous factors beyond our control may affect the marketability of any substances discovered.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We will compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

4.4

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Stuart Rogers devotes approximately 50% of his business time to our affairs.  We have a management agreement dated May 8, 2002 with a private company owned by Mr. Rogers whereby he provides management services to us for $5,000 per month.

4.5

Office Space

We utilize about 335 square feet of office space in Vancouver, British Columbia. Our rent and related office expenses total approximately $1,500 per month.

Item 5.  Operating and Financial Review and Prospects

5.1

Results of Operations

We are in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit.  At that stage, our operations would, to some extent be dependent on the world market prices of any minerals mined.

During the fiscal year ended December 31, 2002, we investigated various mineral property acquisition opportunities, which ultimately led to our acquisition of a 50% interest in the Target Claims in the current fiscal year.  As the Target Claims are in the exploration stage, we do not have current operating income or cash flow.

We incurred a net loss for the year ended December 31, 2002 of $110,347.  This amount consisted of management fees of $60,000, legal and audit fees totaling $14,722, transfer agent, filing fees and shareholder relations costs of $13,657, rent costs of $13,500, office and general costs of $4,969, travel and promotion costs of $3,211 and amortization expense of $288 relating to the depreciation of our office equipment.

At fiscal year end, we had cash on hand of $52,481 and a tax receivable of $960.  We also own office equipment recorded at $1,152.  Liabilities totaled $41,497 and consisted of accounts payable of $4,897 and $36,600 due to a director.

Our net loss during fiscal 2002 decreased by $171,157 as compared to fiscal 2001.  This was primarily due to our $129,614 write off of the Fireweed mineral property in 2001.  In addition, our administrative expenses decreased from $151,890 in 2001 to $110,347 in 2002.  This was almost exclusively due to a decrease in legal and audit fees.

5.2

Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors.  We expect to finance operations through the sale of equity in the foreseeable future as we have no source of revenue from our business operations.  There is no guarantee that we will be successful in arranging financing on acceptable terms.

At December 31, 2002, we had cash on hand of $52,481.  Subsequent to the fiscal year, we completed a private placement consisting of the sale of 600,000 units in our capital to raise $102,000.  These proceeds are being used to fund our purchase of the Target Claims, to cover exploration expenditures on the properties and for general working capital.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control.  These include the market prices for base and precious metals and results from our exploration programs.  Our ability to attain our business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on properties we acquire are unsuccessful.

Item 6.  Directors, Senior Management and Employees

6.1

Directors and Senior Management

Directors:

Name of Director

Age

----------------------

-----

Stuart Rogers

46

Paul John

                          56

Adrian Hobkirk

43

Executive Officers:

Name of Officer

Age

Office

--------------------

-----

 -------

Stuart Rogers

 46

President and secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers

Mr. Rogers has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board.  Currently, Mr. Rogers acts as a director or officer of the following reporting companies:  Consolidated Global Cable Systems, Inc., Moving Bytes Inc., Cusil Venture Corporation and AVC Venture Capital Corp.

Paul John

Mr. John graduated from the University of Victoria, B.C. with a Bachelor of Arts degree, majoring in Economics and Political Science.  From 1971 to 1979, he worked with the Hudson Bay Company, a national Canadian department store chain, rising to the senior executive level.  In 1980, he acquired a WorkWear World franchise in the interior of British Columbia, developing this initial location into 19 stores in B.C. and the Yukon Territories, with annual sales of $18 million in 1999.

In 1999, Mr. John sold his chain of WorkWear World stores to Mark’s Work Warehouse, a publicly traded company listed on the Toronto Stock Exchange, and was appointed as General Manager for Western Canada for their “Work World” franchised locations.  He held this position until 2001, when he was appointed General Franchise Manager for Work World.

Mr. John served as a Director of Leopardus Resources, an oil and gas company listed on the Vancouver Stock Exchange and NASD OTC Bulletin Board, from May 1993 to December 2001; as a director of Canadian Venture Exchange-listed Tearlach Resources Ltd., a mineral exploration company, from May 1991 to March 2001; and as a director of Strathclair Ventures Ltd., an oil and gas exploration company listed on the TSX Venture Exchange, from February 2002 to November 2002.

Adrian Hobkirk

Mr. Hobkirk has been a director of Vancan Capital Corp. since January 15, 2003.

  He received a Bachelor of Arts degree from Simon Fraser University in 1986 and served as an executive for the Insurance Corporation of British Columbia from 1986 to 1989.  In 1989, he assumed the role of Vice-President of Norgold Explorations Ltd., a Vancouver based mineral exploration company.

Upon the sale of Norgold to Bema Gold Corp. in 1992, Mr. Hobkirk became President and C.E.O. of Cadre Resources Ltd., a mineral exploration company with assets based in Venezuela.  Since 1995, he has served as Vice-President and then President of Kaiteur Resources Corp. and as President of Saxony Explorations Ltd. since 2000, both of which are TSX Venture Exchange listed companies.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

6.2

Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2002.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President, secretary and director	2002	$35,000	Nil	Nil	Nil	Nil	Nil	$10,500
Paul John Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Adrian Hobkirk Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mounir Nassar Former Director	2002	$25,000	Nil	Nil	Nil	Nil	Nil	Nil

6.3

Board Practices

Stuart Rogers, Paul John and Adrian Hobkirk have acted as our directors since May 8, 2002, May 22, 2002 and January 15, 2003 respectively.  The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

We are a party to a management contract with a private company owned by Stuart Rogers whereby we pay him $5,000 per month for his management services.  No other directors have service contracts with us, nor are they entitled to any termination benefits.

Our audit committee is comprised of Stuart Rogers, Paul John and Adrian Hobkirk.  We have not appointed a remuneration committee.

6.4

Employees

We do not have any employees other than our directors and officers.

6.5

Share Ownership of Directors and Officers

Our directors and officers own beneficially the following shares as of the date of this annual report:

Percentage of Outstanding

Number of Shares Owned

       Common Shares

Stuart Rogers:

476,500

13.77%

Paul John:

520,000

  15.03%

Adrian Hobkirk:

Nil

 0.00%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report, which is 3,460,625.

The following incentive stock options are outstanding to our directors and officers:

Shares that may be Purchased

        Upon Exercise of Option

  Exercise Price

Expiry Date

Stuart Rogers:

153,000

$0.28

February 5, 2005

Paul V. John:

103,000

$0.28

February 5, 2005

Adrian Hobkirk:

25,000

$0.28

February 5, 2005

Item 7.

Major Shareholders and Related Party Transactions

7.1

Beneficial Ownership

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling  arrangement  or  any  other  contract,  arrangement  or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such  beneficial ownership.

As of the date of this annual report, there are 3,460,625 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name

Number of Shares

Percentage of Total

Paul John:

520,000

  15.03%

Stuart Rogers:

476,500

13.77%

David Lorne:

400,000

11.56%

Patricia Rogers:

350,000

10.11%

Of our 26 registered shareholders, 12 are Canadian residents representing 3,049,148 common shares or 88.1% of our issued and outstanding common shares.

Each of our issued common shares entitles the holder to one vote in general meeting.  There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements the operation of which at a subsequent date may result in a change in our control.

7.2

Related Party Transactions

In the fiscal year ended December 31, 2002, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

•

We paid $25,000 to Mounir Nassar, our former President and director, for management fees;

•

We reimbursed $40,000 to Mounir Nassar for cash advances he made on our behalf;

•

We paid or accrued $35,000 to a private company controlled by Stuart Rogers, our President, for management fees; and

•

We paid or accrued $10,500 to a private company controlled by Stuart Rogers for rent and office expenses.

Our directors or officers must disclose in writing to us the nature and extent of any interest they have in a material contract, or proposed material contract, with us.  Such disclosure must be made immediately after the director or officer becomes aware of the contract or proposed contract.  A director who is required to disclose an interest in a material contract or proposed material contract may not vote on any resolution to approve the contract except in very limited circumstances.

7.3

Interests of Experts and Counsel

Our experts and legal counsel have no interest in our shareholdings.

Item 8.

Financial Information

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this annual report.  The auditor’s report of Labonte & Co., Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

8.1

Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

8.2

Significant Changes

There have been no significant changes since the date of the audited financial statements included herein other than as follows:

•

On January 15, 2003, Adrian Hobkirk was appointed as a director in place of Mounir Nassar.

•

On February 5, 2003, we granted incentive stock options to directors, officers and employees whereby they may purchase up to 306,000 of our common shares at a price of $0.28 each for a period of two years.

•

On January 27, 2003, we completed a private placement consisting of the sale of 600,000 units at $0.17 each.  Each unit consists of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.23.

•

By agreements dated January 15, 2003 and April 15, 2003, we agreed to acquire a 50% interest in two mineral claims known as the Target Claims (refer to section 4.2 above for a detailed description of the claims).

Item 9.

The Offer and Listing

9.1

Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol “VCC” and on the NASD Over The Counter Bulletin Board under symbol “VCCAF”.  Our shares have traded on the TSX Venture Exchange, and on its predecessors:  the Canadian Venture Exchange and the Alberta Stock Exchange.  The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these Canadian exchanges:

Period

High

Low

January 1, 1998 to December 31, 1998

no trades

January 1, 1999 to December 31, 1999

$0.65

$0.45

January 1, 2000 to December 31, 2000

$1.48

$0.50

January 1, 2001 to December 31, 2001

$1.05

$0.10

January 1, 2002 to December 31, 2002

$0.39

$0.21

April 2001 to June 2001

$1.05

$0.30

July 2001 to September 2001

$0.40

$0.22

October 2001 to December 2001

$0.28

$0.10

January 2002 to March 2002

$0.40

$0.21

April 2002 to June 2002

$0.39

$0.21

July 2002 to September 2002

$0.39

$0.31

October 2002 to December 2002

$0.35

$0.21

January 2003 to March 2003

$0.68

$0.23

December 2002

$0.25

$0.23

January 2003

$0.28

$0.23

February 2003

$0.50

$0.28

March 2003

$0.68

$0.43

April 2003

$0.60

$0.38

May 2003

$0.41

$0.41

Our shares were subject to a cease trade order issued by the Alberta Securities Commission from October 31, 1997 to December 21, 1999.  Our shares did not trade during this period.

Effective February 27, 2002, our common shares were consolidated such that every four pre-consolidation common shares were exchanged for one post-consolidation common share.  Concurrently, our name was changed from “Cedar Capital Corp.” to “Vancan Capital Corp.”

Our common shares have been quoted for trading on the NASD Over The Counter Bulletin Board since November 8, 2000.  The following table sets forth the high and low closing prices in United States funds of our common shares traded on the NASD Over The Counter Bulletin Board:

Period

High

Low

November 8, 2000 to December 31, 2000

$0.75

$0.156

January 1, 2001 to December 31, 2001

$0.68

$0.01

January 1, 2002 to December 31, 2002

$0.75

$0.10

April 2001 to June 2001

$0.68

$0.24

July 2001 to September 2001

$0.25

$0.17

October 2001 to December 2001

$0.185

$0.01

January 2002 to March 2002

$0.75

$0.10

April 2002 to June 2002

$0.235

$0.12

July 2002 to September 2002

$0.18

$0.18

October 2002 to December 2002

$0.15

$0.12

January 2003 to March 2003

$0.46

$0.07

December 2002

$0.15

$0.12

January 2003

$0.12

$0.12

February 2003

$0.17

$0.17

March 2003

$0.46

$0.07

April 2003

$0.42

$0.38

May 2003

$0.26

$0.26

Item 10.

Additional Information

10.1

Share Capital

Not applicable.

10.2

Bylaws and Articles of Association

We were incorporated under the Business Corporations Act of Alberta by registration of our articles of incorporation and bylaws. Pursuant to the provisions of the Business Corporations Act, a company may conduct any business that it is not restricted by the terms of its articles or bylaws from conducting. Our articles and bylaws contain no such restrictions.

Our directors are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director’s remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge our assets provided such actions are conducted bona fide and in our best interests. There are no mandatory retirement ages for directors or any required shareholdings.

All holders of common shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting.  All directors stand for re-election annually.  Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors.  The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights.  In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of an information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

The board of directors may call annual and extraordinary general meetings when required. One or more shareholders holding in aggregate five percent or more of our issued shares may requisition an extraordinary meeting and the directors are required to hold such meeting within four months of such requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

There are no national limitations or restrictions on the right to own our common shares.

There are no provisions in our bylaws or articles of association that would have the effect of delaying, deferring or preventing a change in control.

There are no provisions in our bylaws or articles of association that establish any threshold for disclosure of ownership.  However, the Alberta and British Columbia Securities Commission requires that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings.

10.3

Material Contracts

We are a party to the following material contracts, all of which are referred to in the exhibits section of this annual report:

•

Management Agreement dated May 8, 2002 with a private company owned by Mr. Stuart Rogers, our president and chief executive officer.  Pursuant to the agreement, Mr. Rogers provides his management services to us for consideration of $5,000 per month.

•

Mineral Property Purchase Agreement dated January 15, 2003 between Mr. David G. Lorne and us respecting the Target 2 Claim.

•

Mineral Property Purchase Agreement dated April 15, 2003 between Mr. David G. Lorne and us respecting the Target 1 Claim.

10.4

Exchange Controls and other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.  See "Item 10.5. Taxation"

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporation or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisition of control of Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

10.5

Canadian Federal Income Tax Consequences to United States Investors

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's nonresident shareholders. However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend.  We will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the United States, we are generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided us with a taxpayer identification number.

Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of our shares was owned by the nonresident shareholder and/or persons with whom the nonresident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases gains derived by a U.S. shareholder from a disposition of our shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.6

Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Item 11.

Disclosures About Market Risk

Not applicable.

Item 12.

Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.

Not applicable

Item 16.

Not applicable

PART III

Item 17.

Financial Statements

Our audited financial statements include:

•

our balance sheets as at December 31, 2002 and December 31, 2001;

•

statements of loss and deficit for the periods ended December 31, 2002 December 31, 2001;

•

statements of cash flows for the periods ended December 31, 200 2 and December 31, 200 1; and

•

notes to the financial statements.

All of these were prepared by our auditor, Labonte & Co., Chartered Accountants.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 8.  All figures are expressed in Canadian dollars.

Item 18.

Financial Statements

See "Item 17 Financial Statement"

Item 19.

Exhibits

Exhibit 1:

Financial Statements

Exhibit 2:

Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles and Bylaws *

Exhibit 3:

Management Agreement dated May 8, 2002 between Vancan Capital Corp. and Stuart Rogers**

Exhibit 4:

Mineral Property Purchase Agreement dated January 15, 2003 between Vancan Capital Corp. and David G. Lorne respecting the Target 2 Claim.

Exhibit 5:

Mineral Property Purchase Agreement dated April 15, 2003 between Vancan Capital Corp. and David G. Lorne respecting the Target 1 Claim.

Exhibit 99.1:   Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-

Oxley Act of 2002

Exhibit 99.2:   Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-

Oxley Act of 2002

* incorporated by reference from our Form 20-F that was originally filed with the commission on June 8, 2001.

** incorporated by reference from our Form 20-F that was originally filed with the commission on June 28, 2002.

#

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.

VANCAN CAPITAL CORP.

Dated:  June 26, 2003

By:

/s/ Stuart Rogers

       Stuart Rogers, President

#

#

Exhibit 1

VANCAN CAPITAL CORP.

(Formerly Cedar Capital Corp.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

AUDITORS’ REPORT

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

LABONTE & CO.

C H A R T E R E D   A C C O U N T A N T S

#610 - 938 Howe Street

Vancouver, BC  Canada

V6Z 1N9

Telephone

(604) 682-2778

Facsimile

(604) 689-2778

Email    info@labonteco.com

AUDITOR'S REPORT

To the Shareholders of Vancan Capital Corp. (formerly Cedar Capital Corp.)

We have audited the balance sheet of Vancan Capital Corp. (formerly Cedar Capital Corp.) as at December 31, 2002 and the statements of loss and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended December 31, 2001 were audited by other auditors who expressed an opinion without reservation in their report dated March 3, 2002.

“LaBonte & Co.”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

January 31, 2003

VANCAN CAPITAL CORP. (Formerly Cedar Capital Corp.)
BALANCE SHEETS
(Expressed In Canadian Dollars)

		December 31,	December 31,
		2002	2001

ASSETS

	CURRENT
	Cash	$52,481	$1,760
	Taxes recoverable	960	472
		53,441	2,232

EQUIPMENT, net of accumulated amortization of $3,099 (2001: $2,811)		1,154	1,442

		$54,595	$3,674

LIABILITIES

	CURRENT
	Accounts payable	$4,897	$31,229
	Due to related parties (Note 4)	36,600	35,000

		41,497	66,229

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued:	2,460,625 post-consolidation common shares (2001: 1,298,120 post-consolidation common shares)	973,419	787,419

DEFICIT		(960,321)	(849,974)

		13,098	(62,555)

		$54,595	$3,674

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these financial statements

VANCAN CAPITAL CORP. (Formerly Cedar Capital Corp.)
STATEMENTS OF LOSS AND DEFICIT
(Expressed In Canadian Dollars)
	Year ended December 31, 2002	Year ended December 31, 2001

EXPENSES
Consulting	$-	$3,088
Amortization	288	361
Management fees (Note 4)	60,000	60,000
Office and general	4,969	10,816
Professional fees	14,722	54,716
Rent	13,500	9,000
Transfer agent, filing fees and shareholder relations	13,657	6,103
Travel and promotion	3,211	7,806

LOSS BEFORE THE FOLLOWING	(110,347)	(151,890)

Loss on abandonment of mineral property (Note 3)	-	(129,614)

NET LOSS FOR THE YEAR	(110,347)	(281,504)

DEFICIT, BEGINNING OF YEAR	(849,974)	(568,470)

DEFICIT, END OF YEAR	$(960,321)	$(849,974)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.06)	$(0.22)

WEIGHTED NUMBER OF POST-CONSOLIDATION COMMON SHARES OUTSTANDING	1,830,009	1,298,125

The accompanying notes are an integral part of these financial statements

VANCAN CAPITAL CORP. (Formerly Cedar Capital Corp.)
STATEMENTS OF CASH FLOWS
(Expressed In Canadian Dollars)

	Year ended December 31, 2002	Year ended December 31, 2001

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the year	$(110,347)	$(281,504)
Adjust for items not involving cash:
Amortization	288	361
Loss on abandonment of mineral property	-	129,614

	(110,059)	(151,529)
Changes in non-cash working capital items:
(Increase) decrease in taxes recoverable	(488)	1,121
Increase (decrease) in accounts payable	(26,332)	62,396

CASH USED IN OPERATING ACTIVITIES	(136,879)	(88,012)

FINANCING ACTIVITIES
Advances from related parties	1,600	-
Issuance of common shares	186,000	-

	187,600	-

INVESTING ACTIVITIES
Mineral property costs recovered (Note 3)	-	19,657

INCREASE (DECREASE) IN CASH DURING THE YEAR	50,721	(68,355)

CASH, BEGINNING OF YEAR	1,760	70,115

CASH, END OF YEAR	$52,481	$1,760

The accompanying notes are an integral part of these financial statements

VANCAN CAPITAL CORP.

(Formerly Cedar Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding share capital on a four for one basis.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral properties.  Should the Company not be successful in attaining profitable operations from its existing activities it may be necessary for the Company to raise additional capital to continue normal operations.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as indicated in Note 9, they also comply, in all material respects, with generally accepted accounting principles in the United States.

Mineral properties

The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs.  These costs, which do not necessarily reflect present values, will be amortized over the estimated useful lives of the properties upon commencement of commercial production using the unit-of-production method.  Costs relating to mineral properties which are sold or abandoned are written off when such events occur. The carrying value of undeveloped properties are written down to net realizable value and charged to operations when such determinations are made.  The proceeds from options granted are applied to the carrying value of the related property and any excess is included in earnings in the year of realization.

Equipment

Equipment is amortized at 20% per annum on a declining balance basis.

Loss per Share

The Company has adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  The loss per share figure for the prior year has been restated to reflect the one for four share consolidation as described in Note 5.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants have been excluded as they are anti-dilutive.

Stock-Based Compensation

Effective January 1, 2003 the Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments.  The standard requires that all stock based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all stock-based awards made to employees, but only requires it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price.  The Company will disclose pro-forma basic earnings (loss) per share and pro-forma diluted earnings (loss) per share as if the fair value method had been used for new awards.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Financial Instruments

The fair value of the Company’s current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

NOTE 3.

INTEREST IN MINERAL PROPERTY

Fireweed Property, B.C.

During the year ended March 31, 2000, the Company entered into an option agreement to earn a 50% interest in the Fireweed mineral claim located in the Omineca Mining Division in the Province of British Columbia.  During the year ended December 31, 2001 the Company terminated its option and the related acquisition and exploration costs were written off net of B.C. mining exploration tax credits received, resulting in a loss on abandonment of $129,614.

Refer to Note 7.

NOTE 4.

RELATED PARTY TRANSACTIONS

During 2002, management fees of $60,000 (2001 - $60,000) were paid or accrued to a director of the Company and a private company controlled by another director.  In addition, rent of $13,500 was paid to these two parties.  As at December 31, 2002 $36,600 was owing to a private company controlled by a director for unpaid management fees and rent.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value
Issued:
During the initial year ended March 31, 1995

Escrow shares	1,500,000	$75,000
Balance, March 31, 1995	1,500,000	75,000

Public offering	2,000,000	156,675
Agent’s option	100,000	10,000
Balance, March 31, 1996	3,600,000	241,675

Agent’s option	100,000	10,000
Private placements	350,000	174,250
Stock options	217,500	21,750
Shares issued for Harrison Lake property	50,000	17,500
Balance, March 31, 1997	4,317,500	465,175

Warrants exercised	175,000	96,250
Balance, March 31, 1998 and 1999	4,492,500	$561,425

	Shares	Value
Issued:
Balance, March 31, 1998 and 1999	4,492,500	$561,425
Public offering	500,000	135,994
Shares issued for mineral property	25,000	11,250
Balance, March 31, 2000	5,017,500	708,669

Shares issued for mineral property	50,000	22,500
Exercise of warrants	125,000	56,250

Balance at December 31, 2000 and 2001	5,192,500	787,419
Share consolidation, 4:1	(3,894,375)	-

	1,298,125	787,419
Exchange of special warrants	1,162,500	186,000

Balance at December 31, 2002	2,460,625	$973,419

During 2002, the Company consolidated its authorized and issued share capital on the basis of four such shares before consolidation being consolidated into one share.

Escrow Shares

During the year ended March 31, 1995, 1,500,000 common shares were issued to be held in escrow.  These shares may not be traded, released, transferred or dealt with in any manner without the consent of the Alberta Securities Commission.  During the year ended March 31, 1998, 1,000,000 shares were released from escrow.  The remaining 500,000 shares were released from escrow during the year ended March 31, 1999.

Public Offering

During the year ended March 31, 1996 the Company completed a public offering pursuant to which 2,000,000 shares were issued at $0.10 per share.  Financing costs of $23,325 and agent's commission of $20,000 relating to the offering were deducted from the gross proceeds of $200,000.

The agent handling the public offering was granted an option to acquire 200,000 common shares at a price of $0.10 per share of which 100,000 shares were issued during 1996.  The balance were issued during the year ended March 31, 1997.

Private Placements

Pursuant to various private placement agreements, the Company issued 200,000 shares at $0.50 per share and 150,000 shares at $0.55 per share during the year ended March 31, 1997.  A finder’s fee of $8,250 was paid in connection with the private placement.  The investors received share purchase warrants to purchase 175,000 shares at $0.55 per share exercisable by June 1, 1997.  These warrants were exercised during the year ended March 31, 1998.

During 2002, the Company completed a private placement of 1,162,500 special warrants at a price of $.16 per special warrant for net proceeds of $186,000.  Each special warrant is exchangeable for one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $.21 per share for a period of two years from the date of the issuance of the special warrant.  In July, 2002 the special warrants were all exchanged for 1,162,500 common shares and as at December 31, 2002, the 1,162,500 share purchase warrants are outstanding.

Stock Options

During the year ended March 31, 1997, directors exercised their stock options to purchase 217,500 shares of the Company at $0.10 per share.

On January 7, 2000, the Company granted stock options to its directors to purchase 524,200 shares at $0.56 per share, exercisable up to January 7, 2002.

On October 11, 2000 the Company granted stock options to a consulting company to purchase 20,000 shares of the Company at $0.80 per share exercisable by October 11, 2001.

Refer to Note 7.

Public Offering

During the year ended March 31, 2000, the Company filed a prospectus with the British Columbia Securities Commission to facilitate the sale and issue of 500,000 common shares of the Company at a price of $0.45 per common share.  The Offering Agent charged a commission of $0.05 per share.  The Agent received a share purchase warrant entitling the Agent to purchase up to 125,000 shares at a price of $0.45 per share.  The warrant was exercised during the period ended December 31, 2000.

The Company received net proceeds of $135,994 from the Offering after Agent’s commission, the Agent sponsorship fee and costs of the Offering.

NOTE 6.

INCOME TAXES

The Company has non-capital losses of approximately $770,000 which may be available to offset future income for income tax purposes which expire over the next seven years.  In addition, there are resource-related expenditures of approximately $188,000 which maybe be used to offset future taxable Canadian resource income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.  Due to the uncertainty of realization of these loss carryforwards, the benefit is not reflected in the financial statements as the Company has provided a full valuation allowance for the deferred tax assets resulting from these loss carryforwards.

NOTE 7.

SUBSEQUENT EVENTS

Subsequent to December 31, 2002 the Company granted stock options to directors and employees entitling them to purchase 306,000 common shares at a price of $0.28 per share to February 5, 2005.

Subsequent to December 31, 2002 the Company completed a private placement of 600,000 units at $0.17 per unit for proceeds of $102,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common shares at a price of $0.23 for two years.

By agreement dated January 15, 2003 the Company obtained the right to acquire a 50% interest in a mineral claim located in the Longtom Lake area of the Northwest Territories.  To earn its interest, the Company must pay $15,000, issue 200,000 common shares and incur a minimum of $100,000 in exploration expenditures on the property by December 31, 2004.

NOTE 8.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects with accounting principles generally accepted in the United States and from practices prescribed by the Securities and Exchange Commission (collectively “US GAAP”).  Material differences to these financial statements are as follows:

a)

Exploration stage enterprise:

Under US accounting standards, the Company is considered to be an enterprise in the exploration stage as substantially all of its efforts have been directed towards the investigation of business opportunities and exploration of resource properties.  Accounting principles for exploration stage enterprises require the specific disclosure of this fact and the presentation of certain cumulative information from the inception of the development stage.  However, it does not require any changes in the measurement of assets, liabilities, revenues or expenses from that set out in the financial statements.

b)

Statement of stockholders’ equity:

US accounting standards require a separate Statement of Stockholders’ Equity disclosing historical transactions from inception.  The information required in this statement is otherwise presented in the financial statements and in Note 5.

c)

Mineral property costs:

Under Canadian GAAP, mineral property acquisition, exploration and development costs are deferred and amortized as disclosed in Note 2.  Under US GAAP, mineral property costs are expensed as incurred until such time as economic reserves are discovered.

d)

Stock-based compensation:

As described in Note 5, the Company has previously granted stock options to certain directors, employees and consultants. Under Canadian GAAP, no compensation expense is recorded in connection with the granting of stock options. Under US GAAP, the Company accounts for stock-based compensation in respect to stock options granted to directors and employees using the intrinsic value based method in accordance with APB Opinion No. 25.  Stock options granted to non-employees are accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”).  The effect of the accounting differences for exploration costs and stock-based compensation is as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	April 25, 1994 (inception) to December 31, 2002
	$	$	$
Total assets, Canadian GAAP	54,595	3,674
Less: deferred exploration costs	-	-
Total assets, US GAAP	54,595	3,674

Deficit, Canadian GAAP	(960,321)	(849,974)	(960,321)
Deferred exploration costs	-	-	-
Stock-based compensation	(6,611)	(6,611)	(6,611)
Deficit, US GAAP	(966,932)	(856,585)	(966,932)

Net loss, Canadian GAAP	(110,347)	(281,504)	(960,321)
Deferred exploration costs	-	126,271	-
Stock-based compensation	-	-	(6,611)
Net loss, US GAAP	(110,347)	(155,233)	(966,932)

Net loss per share, US GAAP	(0.06)	(0.12)

e)

Recent accounting pronouncements:

On March 31, 2000, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25 (“FIN 44”), which provides guidance as to certain applications of APB 25.  FIN 44 is generally effective July 1, 2000 with the exception of certain events occurring after December 15, 1998.  The implementation of this standard has not affected the Company’s financial position or results of operations for any period presented.

In July, 2001, the FASB issued Statement of Financial Accounting Standards No. 141, (“SFAS 141”), “Business Combinations”, which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001.  In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination.  This portion of SFAS 141 is effective for business combinations completed after June 30, 2001.  The implementation of this standard has not affected the Company’s financial position or results of operations for any period presented.

In July, 2001, the FASB issued Statement of Financial Accounting Standards No. 142, (“SFAS 142”), “Goodwill and Intangible Assets”, which revises the accounting for purchased goodwill and intangible assets.  Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually.  SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted.  The implementation of this standard has not affected the Company’s financial position or results of operations for any period presented.

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”), an amendment of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”).  The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information.  The disclosure provisions of SFAS No. 148 were effective for the Company for the year ended December 31, 2002.

The Company has elected to continue to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (“APB No. 25”) and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above.   As the Company did not grant stock options during the year, the adoption of the disclosure provisions of SFAS No. 148 had no affect on the Company’s financial statements as at December 31, 2002.

Exhibit 4

MINERAL PROPERTY PURCHASE AGREEMENT

THIS AGREEMENT dated for reference January 15, 2003.

BETWEEN:

DAVID G. LORNE, of 101 – 1184 Denman Street, Vancouver, British Columbia, V6G 2M9;

(the "Vendor")

OF THE FIRST PART

AND:

VANCAN DEVELOPMENT CORP., a body corporate, duly incorporated under the laws of the Province of British Columbia and having its head office at 200-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2;

("Vancan")

OF THE SECOND PART

W H E R E A S :

A.

The Vendor is the registered and beneficial owner of one mineral claim located approximately 350 kilometres north of Yellowknife, Northwest Territories, which claim is more particularly described in Schedule "A" attached hereto which forms a material part hereof (collectively, the "Claim");

B.

The Vendor has agreed to sell and Vancan has agreed to purchase a 50% undivided right, interest and title in and to the Claim upon the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and provisos herein contained, THE PARTIES HERETO AGREE AS FOLLOWS:

1.

VENDOR’S REPRESENTATIONS

1.1

The Vendor represents and warrants to Vancan that:

(a)

The Vendor is the beneficial owner of the Claim and holds the right to transfer title to the Claim and to explore and develop the Claim;

(b)

The Vendor holds the Claim free and clear of all liens, charges and claims of others, and the Vendor has a free and unimpeded right of access to the Claim and has use of the Claim surface for the herein purposes;

(c)

The Claim has been duly and validly located and recorded in a good and miner-like manner pursuant to the laws of the Northwest Territories and are in good standing in the Northwest Territories as of the date of this Agreement;

(d)

There are no adverse claims or challenges against or to the Vendor’s ownership of or title to the Claim nor to the knowledge of the Vendor is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Claim or any portion thereof;

(e)

The Vendor has the full right, authority and capacity to enter into this Agreement without first obtaining the consent of any other person or body corporate and the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance under the provisions of any indenture, agreement or other instrument whatsoever to which the Vendor is a party or by which he is bound or to which he is subject; and

(f)

No proceedings are pending for, and the Vendor is unaware of any basis for, the institution of any proceedings which could lead to the placing of the Vendor in bankruptcy, or in any position similar to bankruptcy.

1.2

The representations and warranties of the Vendor set out in paragraph 1.1 above form a part of this Agreement and are conditions upon which Vancan has relied in entering into this Agreement and shall survive the acquisition of any interest in the Claim by Vancan.

1.3

The Vendor will indemnify Vancan from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by the Vendor and contained in this Agreement.

1.4

The Vendor acknowledges and agrees that Vancan has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement and that no information which is now known or which may hereafter become known to Vancan shall limit or extinguish the right to indemnity hereunder, and, in addition to any other remedies it may pursue, Vancan may deduct the amount of any such loss or damage from any amounts payable by it to the Vendor hereunder.

2.

VANCAN’S REPRESENTATIONS

Vancan warrants and represents to the Vendor that it is a body corporate, duly incorporated under the laws of the Province of Alberta with full power and absolute capacity to enter into this Agreement and that the terms of this Agreement have been authorized by all necessary corporate acts and deeds in order to give effect to the terms hereof.

3.

SALE OF INTEREST IN CLAIM

The Vendor hereby sells, grants and devises to Vancan a 50% undivided right, title and interest in and to the Claim in consideration of Vancan:

(a)

paying $3,500 to the Vendor upon execution of this Agreement;

(b)

paying an additional $11,500 to the Vendor upon TSX Venture Exchange acceptance for filing of this Agreement (“Exchange Acceptance”);

(c)

issuing 200,000 common shares in its capital stock at a deemed price of $0.20 to the Vendor within five days of Exchange Acceptance;

(d)

incurring a minimum of $50,000 in exploration expenditures on the Claim prior to December 31, 2003; and

(e)

incurring a further $50,000 in exploration expenditures on the Claim prior to December 31, 2004.

4.

TRANSFER OF CLAIM

Upon Exchange Acceptance, the Vendor shall register a 50% interest in and to the Claim into the name of Vancan.  Should Vancan, at any time, determine that it wishes to abandon its interest in the Claim, Vancan must first provide the Vendor with 30 days notice of its intention to do so.  Upon receipt of such notice, the Vendor may request Shabute to retransfer the title its interest in the Claim to him, and Vancan hereby agrees to do so.

5.

COVENANTS OF VANCAN

Vancan shall perform all work on the Claim in a miner-like manner and shall comply with all laws, regulations and permitting requirements of Canada and the Northwest Territories including compliance with all:

(a)

environmental statutes, guidelines and regulations;

(b)

work permit conditions for lakes and streams; and

(c)

work restrictions relating to forest fire hazards.

6.

FORCE MAJEURE

If Vancan is prevented from or delayed in complying with any provisions of this Agreement by reason of strikes, labour disputes, lockouts, labour shortages, power shortages, fires, wars, acts of God, governmental regulations restricting normal operations or any other reason or reasons beyond the control of Vancan, the time limited for the performance of the various provisions of this Agreement as set out above shall be extended by a period of time equal in length to the period of such prevention and delay, and Shabute, insofar as is possible, shall promptly give written notice to the Vendor of the particulars of the reasons for any prevention or delay under this section, and shall take all reasonable steps to remove the cause of such prevention or delay and shall give written notice to the Vendor as soon as such cause ceases to exist.

7.

JOINT VENTURE AGREEMENT

Upon Vancan providing all the consideration due to the Vendor pursuant to paragraph 3, the Vendor and Vancan shall form a single purpose joint venture to further explore and develop the Claim and shall execute a joint venture agreement on terms and conditions acceptable to each party, substantially in the form of the Rocky Mountain Mineral Law Foundation Form No. 5, but not inconsistent with the terms of this Agreement.

8.

RIGHT OF ENTRY

For so long as this Agreement continues in full force and effect, Vancan, its employees, agents, permitted assigns and independent contractors shall have the sole and exclusive right and option to:

(a)

enter upon the Claim;

(b)

have exclusive and quiet possession of the Claim;

(c)

incur expenditures;

(d)

bring upon and erect upon the Claim such mining facilities as Vancan may consider advisable; and

(e)

remove from the Claim and sell or otherwise dispose of mineral products.

9.

OPERATOR

After the execution of this Agreement, the Vendor, or at the Vendor's option, his respective associate or nominee or such other unrelated entity as he may determine, will act as the operator of the Claim under this Agreement.  The Vendor, if operator, may resign as the operator at any time by giving 30 calendar days prior written notice to Vancan, and within such 30 day period, the Vendor may appoint another party who covenants to act as the operator of the Claim upon such terms as the Vendor sees fit.

10.

POWER AND AUTHORITY OF THE OPERATOR

After the execution of this Agreement, the operator shall have full right, power and authority to do everything necessary or desirable in connection with the exploration and development of the Claim and to determine the manner of operation of the Claim as a mine.

11.

ENTIRE AGREEMENT

This Agreement constitutes the entire agreement to date between the parties hereto and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the parties with respect to the subject matter of this Agreement.

12.

NOTICE

12.1

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered, in the case of the Vendor, as follows:

David G. Lorne

101 – 1184 Denman Street

Vancouver, British Columbia

V6G 2M9

and, in the case of Vancan, as follows:

Vancan Capital Corp..

1400-400 Burrard Street

Vancouver, British Columbia

V6C 3G2

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, or if mailed, on the fourth business day after the date of mailing thereof.

12.2

Either party may from time to time by notice in writing change its address for the purpose of this paragraph.

13.

RELATIONSHIP OF PARTIES

Nothing contained in this Agreement shall, except to the extent specifically authorized hereunder, be deemed to constitute either party a partner, agent or legal representative of the other party.

14.

FURTHER ASSURANCES

The parties hereto agree to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.

15.

TIME OF ESSENCE

Time shall be of the essence of this Agreement.

16.

TITLES

The titles to the respective sections hereof shall not be deemed a part of this Agreement but shall be regarded as having been used for convenience only.

17.

CURRENCY

All funds referred to under the terms of this Agreement shall be funds designated in the lawful currency of Canada.

18.

NONSEVERABILITY

This Agreement shall be considered and construed as a single instrument and the failure to perform any of the terms and conditions in this Agreement shall constitute a violation or breach of the entire instrument or Agreement and shall constitute the basis for cancellation or termination.

19.

APPLICABLE LAW

The situs of the Agreement is Vancouver, British Columbia, and for all purposes this Agreement will be governed exclusively by and construed and enforced in accordance with the laws prevailing in the Province of British Columbia.

20.

ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

21.

ASSIGNMENT

Either party may assign part or all of its interest in the Claim with the other party’s consent, which consent shall not be unreasonably withheld.

IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.

VANCAN CAPITAL CORP.

/s/ David Lorne

PER: /s/ Stuart Rogers

_______________________

___________________________

DAVID G. LORNE

Stuart Rogers, President

SCHEDULE "A"

TO THAT CERTAIN AGREEMENT MADE AS OF JANUARY 15, 2003

BETWEEN DAVID G. LORNE AND VANCAN DEVELOPMENT CORP.

The Claim consists of one mineral claims located in the Northwest Territories, Canada with the following record number and area:

Claim Name

Record No.

Acreage

  Target 2

 F71014

2530.8

Exhibit 5

MINERAL PROPERTY PURCHASE AGREEMENT

THIS AGREEMENT dated for reference April 15, 2003.

BETWEEN:

DAVID G. LORNE, of 101 – 1184 Denman Street, Vancouver, British Columbia, V6G 2M9;

(the "Vendor")

OF THE FIRST PART

AND:

VANCAN CAPITAL CORP., a body corporate, duly incorporated under the laws of the Province of British Columbia and having its head office at 1400-400 West Hastings Street, Vancouver, British Columbia, V6C 3G2;

("Vancan")

OF THE SECOND PART

W H E R E A S :

A.

The Vendor is the registered and beneficial owner of one mineral claim located approximately 350 kilometres north of Yellowknife, Northwest Territories, which claim is more particularly described in Schedule "A" attached hereto which forms a material part hereof (collectively, the "Claim");

B.

The Vendor has agreed to sell and Vancan has agreed to purchase a 50% undivided right, interest and title in and to the Claim upon the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and provisos herein contained, THE PARTIES HERETO AGREE AS FOLLOWS:

1.

VENDOR’S REPRESENTATIONS

1.1

The Vendor represents and warrants to Vancan that:

(a)

The Vendor is the beneficial owner of the Claim and holds the right to transfer title to the Claim and to explore and develop the Claim;

(b)

The Vendor holds the Claim free and clear of all liens, charges and claims of others, and the Vendor has a free and unimpeded right of access to the Claim and has use of the Claim surface for the herein purposes;

(c)

The Claim has been duly and validly located and recorded in a good and miner-like manner pursuant to the laws of the Northwest Territories and are in good standing in the Northwest Territories as of the date of this Agreement;

(d)

There are no adverse claims or challenges against or to the Vendor’s ownership of or title to the Claim nor to the knowledge of the Vendor is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Claim or any portion thereof;

(e)

The Vendor has the full right, authority and capacity to enter into this Agreement without first obtaining the consent of any other person or body corporate and the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance under the provisions of any indenture, agreement or other instrument whatsoever to which the Vendor is a party or by which he is bound or to which he is subject; and

(f)

No proceedings are pending for, and the Vendor is unaware of any basis for, the institution of any proceedings which could lead to the placing of the Vendor in bankruptcy, or in any position similar to bankruptcy.

1.2

The representations and warranties of the Vendor set out in paragraph 1.1 above form a part of this Agreement and are conditions upon which Vancan has relied in entering into this Agreement and shall survive the acquisition of any interest in the Claim by Vancan.

1.3

The Vendor will indemnify Vancanr from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by the Vendor and contained in this Agreement.

1.4

The Vendor acknowledges and agrees that Vancan has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement and that no information which is now known or which may hereafter become known to Vancan shall limit or extinguish the right to indemnity hereunder, and, in addition to any other remedies it may pursue, Vancan may deduct the amount of any such loss or damage from any amounts payable by it to the Vendor hereunder.

2.

VANCAN’S REPRESENTATIONS

Vancan warrants and represents to the Vendor that it is a body corporate, duly incorporated under the laws of the Province of Alberta with full power and absolute capacity to enter into this Agreement and that the terms of this Agreement have been authorized by all necessary corporate acts and deeds in order to give effect to the terms hereof.

3.

SALE OF INTEREST IN CLAIM

The Vendor hereby sells, grants and devises to Vancan a 50% undivided right, title and interest in and to the Claim in consideration of Vancan:

(a)

paying $15,000 to the Vendor upon TSX Venture Exchange acceptance for filing of this Agreement (“Exchange Acceptance”);

(b)

issuing 200,000 common shares in its capital stock at a deemed price of $0.20 to the Vendor within five days of Exchange Acceptance;

4.

TRANSFER OF CLAIM

Upon Exchange Acceptance, the Vendor shall register a 50% interest in and to the Claim into the name of Vancan.  Should Vancan, at any time, determine that it wishes to abandon its interest in the Claim, Vancan must first provide the Vendor with 30 days notice of its intention to do so.  Upon receipt of such notice, the Vendor may request Vancan to retransfer its interest in the Claim to him, and Vancan hereby agrees to do so.

5.

COVENANTS OF VANCAN

Vancan shall perform all work on the Claim in a miner-like manner and shall comply with all laws, regulations and permitting requirements of Canada and the Northwest Territories including compliance with all:

(a)

environmental statutes, guidelines and regulations;

(b)

work permit conditions for lakes and streams; and

(c)

work restrictions relating to forest fire hazards.

6.

FORCE MAJEURE

If Vancan is prevented from or delayed in complying with any provisions of this Agreement by reason of strikes, labour disputes, lockouts, labour shortages, power shortages, fires, wars, acts of God, governmental regulations restricting normal operations or any other reason or reasons beyond the control of Vancan, the time limited for the performance of the various provisions of this Agreement as set out above shall be extended by a period of time equal in length to the period of such prevention and delay, and Vancan, insofar as is possible, shall promptly give written notice to the Vendor of the particulars of the reasons for any prevention or delay under this section, and shall take all reasonable steps to remove the cause of such prevention or delay and shall give written notice to the Vendor as soon as such cause ceases to exist.

7.

JOINT VENTURE AGREEMENT

Upon Vancan providing all the consideration due to the Vendor pursuant to paragraph 3, the Vendor and Vancan shall form a single purpose joint venture to further explore and develop the Claim and shall execute a joint venture agreement on terms and conditions acceptable to each party, substantially in the form of the Rocky Mountain Mineral Law Foundation Form No. 5, but not inconsistent with the terms of this Agreement.

8.

RIGHT OF ENTRY

For so long as this Agreement continues in full force and effect, Vancan, its employees, agents, permitted assigns and independent contractors shall have the sole and exclusive right and option to:

(a)

enter upon the Claim;

(b)

have exclusive and quiet possession of the Claim;

(c)

incur expenditures;

(d)

bring upon and erect upon the Claim such mining facilities as Vancan may consider advisable; and

(e)

remove from the Claim and sell or otherwise dispose of mineral products.

9.

OPERATOR

After the execution of this Agreement, the Vendor, or at the Vendor's option, his respective associate or nominee or such other unrelated entity as he may determine, will act as the operator of the Claim under this Agreement.  The Vendor, if operator, may resign as the operator at any time by giving 30 calendar days prior written notice to Vancan, and within such 30 day period, the Vendor may appoint another party who covenants to act as the operator of the Claim upon such terms as the Vendor sees fit.

10.

POWER AND AUTHORITY OF THE OPERATOR

After the execution of this Agreement, the operator shall have full right, power and authority to do everything necessary or desirable in connection with the exploration and development of the Claim and to determine the manner of operation of the Claim as a mine.

11.

ENTIRE AGREEMENT

This Agreement constitutes the entire agreement to date between the parties hereto and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the parties with respect to the subject matter of this Agreement.

12.

NOTICE

12.1

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered, in the case of the Vendor, as follows:

David G. Lorne

101 – 1184 Denman Street

Vancouver, British Columbia

V6G 2M9

and, in the case of Vancan, as follows:

Vancan Capital Corp..

#1400-400 Burrard Street

Vancouver, British Columbia

V6C 3G2

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, or if mailed, on the fourth business day after the date of mailing thereof.

12.2

Either party may from time to time by notice in writing change its address for the purpose of this paragraph.

13.

RELATIONSHIP OF PARTIES

Nothing contained in this Agreement shall, except to the extent specifically authorized hereunder, be deemed to constitute either party a partner, agent or legal representative of the other party.

14.

FURTHER ASSURANCES

The parties hereto agree to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.

15.

TIME OF ESSENCE

Time shall be of the essence of this Agreement.

16.

TITLES

The titles to the respective sections hereof shall not be deemed a part of this Agreement but shall be regarded as having been used for convenience only.

17.

CURRENCY

All funds referred to under the terms of this Agreement shall be funds designated in the lawful currency of Canada.

18.

NONSEVERABILITY

This Agreement shall be considered and construed as a single instrument and the failure to perform any of the terms and conditions in this Agreement shall constitute a violation or breach of the entire instrument or Agreement and shall constitute the basis for cancellation or termination.

19.

APPLICABLE LAW

The situs of the Agreement is Vancouver, British Columbia, and for all purposes this Agreement will be governed exclusively by and construed and enforced in accordance with the laws prevailing in the Province of British Columbia.

20.

ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

21.

ASSIGNMENT

Either party may assign part or all of its interest in the Claim with the other party’s consent, which consent shall not be unreasonably withheld.

IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.

VANCAN CAPITAL CORP.

/s/ David Lorne

PER:  /S/ Stuart Rogers

_______________________

___________________________

DAVID G. LORNE

STUART ROGERS

PRESIDENT

SCHEDULE "A"

TO THAT CERTAIN AGREEMENT MADE AS OF APRIL 15, 2003

BETWEEN DAVID G. LORNE AND VANCAN CAPITAL CORP.

The Claim consists of one mineral claims located in the Northwest Territories, Canada with the following record number and area:

Claim Name

Record No.

Acreage

  Target 1

 F71013

1756.10

Exhibit 99.1

CERTIFICATION

I, Stuart Rogers, President and Chief Executive Officer of Vancan Capital Corp., certify that:

1.

I have reviewed this annual report on Form 20-F of Vancan Capital Corp.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003          /s/ Stuart Rogers

                                     --------------------------------

                                        Stuart Rogers

                                        Chief Executive Officer

Exhibit 99.2

CERTIFICATION

I, Greg Yanke, Chief Financial Officer of Vancan Capital Corp., certify that:

1.

I have reviewed this annual report on Form 20-F of Vancan Capital Corp.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure  that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003          /s/ Greg Yanke

                                     --------------------------------

                                        Greg Yanke

                                        Chief Executive Officer