Form 20-F
period 2003-12-31
VANCAN CAPITAL CORP
filed 2004-05-03
CIK 1116548

                      UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                                                         Washington, D.C. 20549

                                                                  FORM 20-F

ÿ

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

ÿ

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

Commission file number

   0-30780

Vancan Capital Corp.

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

                                                         4,530,625 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   X Yes     ÿ    No

Indicate by check mark which financial statement item the registrant has elected to follow.

X Item 17    ÿ  Item 18

#

Vancan Capital Corp.

Form 20-F Annual Report

Table of Contents

                         Part I

Page

Item 1.

Identity of Directors, Senior Management and Advisers

  4

Item 2.

Offer Statistics and Expected Timetable

  4

Item 3.

Key Information

  4

Item 4.

Information on the Company

  9

Item 5.

Operating and Financial Review and Prospects

12

Item 6.

Directors, Senior Management and Employees

13

Item 7.

Major Shareholders and Related Party

Transactions

16

Item 8.

Financial Information

18

Item 9.

Offer and Listing of Securities

18

Item 10.

Additional Information

20

Item 11.

Disclosures about Market Risk

23

Item 12.

Description of Other Securities

23

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

23

Item 14.

Material Modifications to the Rights of Securities Holders

and Use of Proceeds

23

Item 15.

Controls and Procedures

23

Item 16A.

Audit Committee Financial Expert

24

Part III

Item 17.

Financial Statements

24

Item 18.

Financial Statements

25

Item 19.

Exhibits

25

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

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.

Offer Statistics and Expected Timetable

Not Applicable

Item 3.

Key Information

3.1

Selected Financial Data

The following tables set forth our financial data for the fiscal periods ended December 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000, March 31, 2000, and March 31, 1999.  We derived all figures from our financial statements, which were examined by our independent auditor.  This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 7 to our audited financial statements.  All amounts are expressed in Canadian dollars.

Selected Financial Data

(CDN$ in 000, except per share data)

#

	Year Ended 12/31/03	Year Ended 12/31/02	Period Ended 12/31/01	Year Ended 12/31/00	Year Ended 3/31/00	Year Ended 3/31/99

Revenue	Nil	Nil	$2	$3	$4	$9
Net Income(Loss)Cdn. GAAP	($157)	($110)	($282)	($102)	($93)	($90)
Earnings(Loss) Per Share Cdn GAAP	($0.05)	($0.06)	($0.05)	($0.02)	($0.02)	($0.02)

Net Income(Loss) US GAAP	($355)	($110)	($155)	($118)	($210)	($90)
Earnings (Loss) Per Share US GAAP	($0.10)	($0.06)	($0.03)	($0.02)	($0.04)	($0.02)

Dividends Per Share Cdn GAAP	0	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0	0
Wtd.Avg.No.Shares US GAAP	3,406	1,830	5,193	5,105	4,630	4,493
Wtd.Avg.No.Shares Cdn GAAP	3,406	1,830	5,193	5,105	4,630	4,493

Working Capital	$199	$12	($64)	$91	$123	$177
Mineral Properties Cdn GAAP	$199	0	0	$126	$117	0
Mineral Properties US GAAP	0	0	0	0	0	0
Long Term Debt Cdn GAAP	0	0	0	0	0	0

Shareholder’s Equity Cdn GAAP	$397	$13	($63)	$219	$242	$188
Shareholders’ Equity US GAAP	$193	$6	($69)	$86	$125	$185
Total Assets Cdn GAAP	$476	$55	$4	$223	$252	$193
Total Assets US GAAP	$278	$55	$4	$96	$235	$193

In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On April 30, 2004, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.3711.  This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  For the past fiscal periods ended December 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000, March 31, 2000, and March 31, 1999 and for the six-month period between October 31, 2003 and March 31, 2004, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

Period

Average

Year ended Dec 31, 2003

$1.39

Year ended Dec 31, 2002

$1.57

Year ended Dec 31, 2001

$1.55

Period ended Dec 31, 2000

$1.50

Year ended Mar 31, 2000

$1.47

Year ended Mar 31, 1999

$1.51

                                                                   Period

                     Low - High

Month ended Nov 30, 2003

$1.2973 - $1.3362

Month ended Dec 31, 2003

         $1.2967 - $1.3405

Month ended Jan 31, 2004

$1.2690 - $1.3340

Month ended Feb 28, 2004

$1.3108 - $1.3442

Month ended Mar 31, 2004

$1.3080 - $1.3480

Month ended Apr 30, 2004

$1.3095 - $1.3711

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future.  From our incorporation on April 25, 1994 to December 31, 2003, we have incurred losses totalling $1,322,176.  Very few junior resource companies ever become profitable.  Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

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

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan.  As at December 31, 2003, we had cash on hand of $269,196.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  We will require additional financing in order to complete these activities.  In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire.  We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

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

We are engaged in the business of acquiring and exploring resource properties.  In the fiscal year ended December 31, 2003, we entered into agreements with Mr. David G. Lorne to acquire a 50% interest in two mineral claims located in the Longtom Lake area of the Northwest Territories, Canada known as the Target Claims.  The claims are in the exploration stage.  There is no assurance that a commercially viable mineral deposit exists on the property.  Further exploration will be required before a final evaluation as to the economic feasibility of the claims is determined.

4.2

Target Claims

By agreement dated January 15, 2003 we entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”).  We acquired our interest in the claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incur a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

By agreement dated April 16, 2003, we obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).  To earn our interest, we paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

Both agreements have provided that we enter into a single purpose joint venture agreement with David G. Lorne to further explore and develop the Target Claims once we complete the exploration expenditure of our interest in each claim.  However, subsequent to these agreements, Mr. Lorne sold the remaining 50% interest in the Target 1 and Target 2 claim to Alberta Star Development Corp.  We now anticipate that we will enter into joint venture agreements respecting the Target Claims following the completion of the 2004 exploration program on the claims.

The Target 1 claim is located on the east side of Longtom Lake and covers 1,781.9 acres.  The Target 2 claim is located at the north end of Longtom Lake and covers 2,530.8 acres. The area is known as the Great Bear Magmatic Zone, a north-trending belt measuring 350 kilometres long and 120 kilometres wide.

The Claims have not been prospected in detail and have no known mineralization.  The claims have no known mineral zones, mineral resources or mineral reserves.

The climate in the vicinity of the Longtom Lake area is severe with long, cold winters and short, warm summers.  Exploration is best conducted during the summer or in late winter.  Access to the Target Claims is entirely by aircraft:  by float airplane in summer and ski-equipped airplanes in winter.  The sufficiency of surface rights for mining operations, and the availability of power, water, tailings storage areas, waste disposal areas, heap leach pad sites and potential processing plant sites has not been addressed.  Territorial mining operations rely to a large extent upon the nearby city of Yellowknife and southern Canada as a source of skilled miners, tradespersons and labor.

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

Our President and Chief Executive Officer, Stuart Rogers devotes approximately 50% of his business time to our affairs.  We have a management agreement dated May 8, 2002 with a private company owned by Mr. Rogers whereby he provided management services to us for $5,000 per month until December 1, 2003.  This management agreement has been amended and as of December 1, 2003, the fee has been reduced to $2,500 per month.

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

During the fiscal year ended December 31, 2003, we investigated various mineral property acquisition opportunities, which ultimately led to our acquisition of a 50% interest in the Target Claims.  As the Target Claims are in the exploration stage, we do not have current operating income or cash flow.

We incurred a net loss for the year ended December 31, 2003 of $157,206.  This amount consisted of management fees of $55,000, legal and audit fees totaling $8,933, transfer agent, filing fees and shareholder relations costs of $16,326, rent costs of $19,000, office and general costs of $4,682, travel and promotion costs of $3,642 and amortization expense of $231 relating to the depreciation of our office equipment.

At fiscal year end, we had cash on hand of $269,196 and a tax receivable of $7,968.  We also own office equipment recorded at $923.  Liabilities totaled $78,533 and consisted of accounts payable of $30,133 and $48,400 due to a director.

Our net loss increased from $110,347 in 2002 to $157,206 in 2003.  This was primarily due to exploration costs of $198,038 relating to our mineral property assets and $49,000 in recorded value that related to our grant of incentive stock options to directors and employees.  Overall, administrative expenses decreased from $110,347 in 2002 to $108,849 in 2003.

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

At December 31, 2003, we had cash on hand of $269,196.  These funds will be used for mineral property acquisition and exploration expenditures, as well as for general working capital.

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

Item 6.  Directors, Senior Management and Employees

6.1

Directors and Senior Management

Directors:

Name of Director

Age

----------------------

-----

Stuart Rogers

47

Paul John

                          57

David Pearce                              49

George S. Young                       52

Executive Officers:

Name of Officer

Age

Office

--------------------

-----

 -------

Stuart Rogers

 47

President

David Pearce                             49                    Secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers

Mr. Rogers has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board.  Currently, Mr. Rogers acts as a director or officer of the following reporting companies:  Consolidated Global Cable Systems, Inc., InNexus Biotechnology Inc. and AVC Venture Capital Corp.

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

Mr. John served as a Director of Leopardus Resources, an oil and gas company listed on the Vancouver Stock Exchange and NASD OTC Bulletin Board, from May 1993 to December 2001; as a director of Canadian Venture Exchange-listed Tearlach Resources Ltd., a mineral exploration company, from May 1991 to March 2001; and as a director of Strathclair Ventures Ltd., an oil and gas exploration company listed on the TSX Venture Exchange from February 2002 to November 2002.

David Pearce

Mr. Pearce is President of Palmer Beach Properties Inc., a private real estate development and investment company with real estate, retail and equity holdings in Canada. Since June 1995, Mr. Pearce has been President of Function Gate Hardware Ltd., which owns and operates a Home Hardware store in Whistler, British Columbia, and Function Gate Holdings Ltd., a real estate development company operating in Whistler and Pemberton, British Columbia. Mr. Pearce is also a director of Kruger Capital Corp. since December 1992 and a director and officer of MAG Silver Corp. since June 1999.  Both companies trade on the TSX Venture Exchange.

George S. Young

Mr. Young is currently the President and Chief Executive Officer of MAG Silver Corp., a mineral exploration company that trades on the TSX Venture Exchange, and is an attorney and engineer by profession, formerly practicing law with the firm of Pruitt Gushee & Bachtell in Salt Lake City, Utah. He holds a Bachelor of Science in Metallurgical Engineering and a Doctor of Jurisprudence degree from the University of Utah. Mr. Young is also the President of Palladon Ventures Ltd. and a director of Bell Coast Capital Corp., both of which are companies that trade on the TSX Venture Exchange.  He began his career at Kennecott Copper Corporation as an engineer involved in the construction and start-up of a new copper smelter and later served as general counsel and in management of major mining corporations and utilities.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

6.2

Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2003.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President, secretary and director	2003	$55,000	Nil	Nil	Nil	153,000	Nil	Nil
Paul John Director	2003	Nil	Nil	Nil	Nil	103,000	Nil	Nil
David Pearce Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George S. Young Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Adrian Hobkirk Director	2003	Nil	Nil	Nil	Nil	25,000	Nil	Nil

6.3

Board Practices

Stuart Rogers, Paul John, David Pearce and George S. Young have acted as our directors since May 8, 2002, June 18, 2002, December 15, 2003 and January 16, 2004 respectively.  The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

We are a party to a management contract with a private company owned by Stuart Rogers whereby he was paid $2,500 per month for his management services.  No other directors have service contracts with us, nor are they entitled to any termination benefits.

Our audit committee is comprised of George Young, Paul John and David Pearce.  We have not appointed a remuneration committee.

6.4

Employees

We do not have any employees other than our directors and officers.

6.5

Share Ownership of Directors and Officers

Our directors and officers own beneficially the following shares as of the date of this annual report:

Percentage of Outstanding

Number of Shares Owned

       Common Shares

Stuart Rogers:                         301,500

5.95%

Paul John:

           0

  0.00%

David Pearce:                          310,000

6.12%

George S. Young:                      45,000

    0.89%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report, which is 5,063,125.

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

As of the date of this annual report, there are 5,063,125 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name

Number of Shares

Percentage of Total

            Eric Carlson:                       640,000                                    12.64%

            David Pearce:                      310,000                                     6.12%

            Stuart Rogers:                      301,500

                                     5.95%

Leonie H. Schepers              250,000                                     4.94%

Of our 52 registered shareholders, 30 are Canadian residents representing 3,739,148 common shares or 78.2% of our issued and outstanding common shares.

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

7.2

Related Party Transactions

In the fiscal year ended December 31, 2003, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

•

We paid or accrued $55,000 to a private company controlled by Stuart Rogers, our President, for management fees; and

•

We paid or accrued $19,000 to a private company controlled by Stuart Rogers for rent and office expenses.  As at December 31, 2003 $48,400 was owing to this company for unpaid management fees and rent.

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

Item 8.

Financial Information

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this annual report.  The auditor’s report of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

8.1

Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

8.2

Significant Changes

There have been no significant changes since the date of the audited financial statements included herein other than that on January 16, 2004, George S. Young was appointed as a director in place of Adrian Hobkirk.

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

Period

High

Low

January 1, 1999 to December 31, 1999

$0.65

$0.45

January 1, 2000 to December 31, 2000

$1.48

$0.50

January 1, 2001 to December 31, 2001

$1.05

$0.10

January 1, 2002 to December 31, 2002

$0.39

$0.21

January 1, 2003 to December 31, 2003

$0.68

$0.23

January 2002 to March 2002

$0.40

$0.21

April 2002 to June 2002

$0.39

$0.21

July 2002 to September 2002

$0.39

$0.31

October 2002 to December 2002

$0.35

$0.21

January 2003 to March 2003

$0.68

$0.23

April 2003 to June 2003

$0.60

$0.38

July 2003 to September 2003

$0.33

$0.23

October 2003 to December 2003

$0.40

$0.28

January 2004 to March 2004

$0.60

$0.23

November 2003                                                          $0.40                           $0.34

December 2003

$0.35

$0.31

January 2004

$0.54

$0.425

February 2004

$0.54

$0.46

March 2004

$0.46

$0.415

April 2004

$0.55

$0.43

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

Our common shares have been quoted for trading on the NASD OTC Bulletin Board since November 8, 2000.  The following table sets forth the high and low closing prices in United States funds of our common shares traded on the NASD OTC Bulletin Board:

Period

High

Low

November 8, 2000 to December 31, 2000

$0.75

$0.156

January 1, 2001 to December 31, 2001

$0.68

$0.01

January 1, 2002 to December 31, 2002

$0.75

$0.10

January 1, 2003 to December 31, 2003

$0.46

$0.07

January 2002 to March 2002

$0.75

$0.10

April 2002 to June 2002

$0.235

$0.12

July 2002 to September 2002

$0.18

$0.18

October 2002 to December 2002

$0.15

$0.12

January 2003 to March 2003

$0.46

$0.07

April 2003 to June 2003

$0.42

$0.26

July 2003 to September 2003

$0.25

$0.15

October 2003 to December 2003

$0.40

$0.15

January 2004 to March 2004

$0.40

$0.25

November 2003                                                          $0.25                           $0.15

December 2003

$0.40

$0.25

January 2004

$0.30

$0.25

February 2004

$0.40

$0.25

March 2004

$0.33

$0.29

April 2004

$0.40

$0.25

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

All holders of common shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting.  All directors stand for re-election annually.  Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors.  The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights.  In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

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

10.3

Material Contracts

We are a party to the following material contracts, all of which are referred to in the exhibits section of this annual report:

•

Management Agreement dated May 8, 2002, as amended, with a private company owned by Mr. Stuart Rogers, our president and chief executive officer.  Pursuant to the agreement, Mr. Rogers provides his management services to us for consideration of $2,500 per month.

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

Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.

Controls and Procedures

Evalution of Disclosure Controls

We evaluated the effectiveness of our disclosure controls and procedures as of the end of the 2003 fiscal year.  This evaluation was conducted with the participation of our chief executive officer and our principal accounting officer.

Disclosure controls are controls and other procedures that are designed to ensure that information that we are required to disclosed in the reports we file pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported.

Limitations on the Effective of Controls

Our management does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of a control system are met.  Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs.  These limitations also include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of a control.  A design of a control system is also based upon certain assumptions about potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Conclusions

Based upon their evaluation of our controls, the chief executive officer and principal accounting officer have concluded that, subject to the limitations noted above, the disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared.  There were no changes in our internal controls that occurred during the quarter covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls.

Item 16A.

Audit Committee Financial Expert

We do not have an audit committee financial expert serving on our audit committee.

PART III

Item 17.

Financial Statements

Our audited financial statements include:

•

our balance sheets as at December 31, 2003 and December 31, 2002;

•

statements of loss and deficit for the periods ended December 31, 2003 December 31, 2002;

•

statements of cash flows for the periods ended December 31, 2003 and December 31, 2002; and

•

notes to the financial statements.

All of these were prepared by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 7.  All figures are expressed in Canadian dollars.

Item 18.

Financial Statements

See "Item 17 Financial Statement"

Item 19.

Exhibits

Exhibit 1:

Financial Statements

Exhibit 2:

Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles and Bylaws *

Exhibit 3:

Management Agreement dated May 8, 2002 between Vancan Capital Corp. and West Oak Capital Group Ltd.**

Exhibit 5:

Management Amending Agreement dated December 1, 2003 between Vancan Capital Corp. and West Oak Capital Group Ltd.

Exhibit 6:

Mineral Property Purchase Agreement dated January 15, 2003 between Vancan Capital Corp. and David G. Lorne respecting the Target 2 Claim. ***

Exhibit 7:

Mineral Property Purchase Agreement dated April 15, 2003 between Vancan Capital Corp. and David G. Lorne respecting the Target 1 Claim. ***

Exhibit 8:

Auditor’s Report dated March 7, 2002

Exhibit 31.1:   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section

                        302 of the Sarbanes-Oxley Act of 2002

Exhibit 31.2:   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section

                        302 of the Sarbanes-Oxley Act of 2002

Exhibit 32.1:   Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-

Oxley Act of 2002

Exhibit 32.2:   Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-

Oxley Act of 2002

* incorporated by reference from our Form 20-F that was originally filed with the commission on June 8, 2001.

** incorporated by reference from our Form 20-F that was originally filed with the commission on June 28, 2002.

*** incorporated by reference from our Form 20-F that was originally filed with the commission on June 27, 2003.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.

VANCAN CAPITAL CORP.

Dated:  May 3, 2004

By:  /s/ Stuart Rogers

       Stuart Rogers, President

Exhibit 1

VANCAN CAPITAL CORP.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

AUDITORS’ REPORT

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

AUDITORS’ REPORT

To the Shareholders of Vancan Capital Corp.

We have audited the balance sheets of Vancan Capital Corp. as at December 31, 2003 and 2002 and the statements of loss and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

January 31, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors’ would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company’s ability to continue as a going concern.  Our report to the shareholders dated January 31, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

“Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

January 31, 2004

VANCAN CAPITAL CORP.
BALANCE SHEETS
(Expressed In Canadian Dollars)

		December 31,	December 31,
		2003	2002

ASSETS

	CURRENT
	Cash	$269,196	$52,481
	Taxes recoverable	7,968	960
		277,164	53,441

MINERAL PROPERTIES (Note 3)		198,038	-
EQUIPMENT		923	1,154

		$476,125	$54,595

LIABILITIES

	CURRENT
	Accounts payable	$30,133	$4,897
	Due to related parties (Note 4)	48,400	36,600

		78,533	41,497

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued:	4,530,625 common shares (2002: 2,460,625 common shares)	1,466,119	973,419
CONTRIBUTED SURPLUS		49,000	-
DEFICIT		(1,117,527)	(960,321)

		397,592	13,098

		$476,125	$54,595

APPROVED BY THE DIRECTORS:

/s/ Paul John	/s/ Stuart Rogers
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these financial statements

VANCAN CAPITAL CORP.
STATEMENTS OF LOSS AND DEFICIT
(Expressed In Canadian Dollars)
	Year ended December 31, 2003	Year ended December 31, 2002

EXPENSES
Consulting	$1,035	$-
Consulting – stock based compensation (Note 4)	49,000	-
Amortization	231	288
Management fees (Note 4)	55,000	60,000
Office and general	4,682	4,969
Professional fees	8,933	14,722
Rent	19,000	13,500
Transfer agent, filing fees and shareholder relations	16,326	13,657
Travel and promotion	3,642	3,211

LOSS BEFORE THE FOLLOWING	(157,849)	(110,347)

Interest Income	643	-

NET LOSS FOR THE YEAR	(157,206)	(110,347)

DEFICIT, BEGINNING OF YEAR	(960,321)	(849,974)

DEFICIT, END OF YEAR	$(1,117,527)	$(960,321)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.05)	$(0.06)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	3,405,611	1,830,009

The accompanying notes are an integral part of these financial statements

VANCAN CAPITAL CORP.
STATEMENTS OF CASH FLOWS
(Expressed In Canadian Dollars)

	Year ended December 31, 2003	Year ended December 31, 2002

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the year	$(157,206)	$(110,347)
Adjust for items not involving cash:
Amortization	231	288
Non-cash consulting expense – stock based compensation	49,000	-

	(107,975)	(110,059)
Changes in non-cash working capital items:
(Increase) in taxes recoverable	(7,008)	(488)
Increase (decrease) in accounts payable	43,503	(26,332)

CASH USED IN OPERATING ACTIVITIES	(71,480)	(136,879)

FINANCING ACTIVITIES
Advances from (repayments to) related parties	(6,467)	1,600
Issuance of common shares	376,700	186,000

	370,233	187,600

INVESTING ACTIVITIES
Mineral properties acquisition and exploration costs (Note 3)	(82,038)	-

	(82,038)	-

INCREASE IN CASH DURING THE YEAR	216,715	50,721

CASH, BEGINNING OF YEAR	52,481	1,760

CASH, END OF YEAR	$269,196	$52,481

OTHER NON-CASH TRANSACTIONS:

During the year ended December 31, 2003 the Company issued 200,000 shares for mineral properties at $0.20 per share, and 200,000 shares for mineral properties at $0.38 per share.  Refer to Note 3.

The accompanying notes are an integral part of these financial statements

VANCAN CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral property activities.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, significant losses are anticipated prior to the generation of any revenues.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.

The Company will depend almost exclusively on outside capital to complete the exploration and development of the mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.  Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

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

Mineral properties

The cost of mineral properties and related exploration and development expenditures are capitalized until the properties are placed into production, sold or abandoned.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.  The recorded costs of mineral properties, including exploration and development expenditures, represent costs incurred and are not intended to reflect present or future values.

The costs include the cash or other consideration and the fair market value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

General exploration costs not related to specific properties and general administrative expenses are charged to earnings in the year in which they are incurred.

Environmental protection and reclamation costs

The Company's policy relating to environmental protection and land reclamation programs is to charge to income during the period any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

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

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  Effective January 1, 2002 the Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments.  The standard requires that all stock based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all stock-based awards made to employees, but only requires it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price.  No stock options were granted by the Company during 2002.

Effective January 1, 2003 the Company adopted the new accounting recommendations of the CICA Handbook, Stock-based compensation and other stock-based payments, released in November 2003, whereby it will be expensing all stock-based compensation awards on a prospective basis.

Financial Instruments

The fair value of the Company’s current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on futures income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

RECENT ACCOUNTING PRONOUNCEMENTS

Disposal of long-lived assets and discontinued operations

Effective May 1, 2003, the Company adopted the new recommendations in section 3475 of the CICA Handbook, Disposal of long-lived assets and discontinued operations.  This section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of.  It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.  The new section provides criteria for classifying assets as held for sale.  It requires an asset classified as held for sale to be measured at the lower of its carrying value amount or fair value less disposal costs.  It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.  The adoption of this standard did not have an impact on the financial position and results of operation.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

Consolidation of Variable Interest Entities

The CICA has issued Accounting Guideline 15, Consolidation of variable interest entities, to be applied on a prospective basis as permitted by the guideline. The effective date of the guideline is January 1, 2004. The guideline provides clarification on the consolidation of those entities defined as "Variable Interest Entities," when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.

Asset Retirement Obligations

The CICA recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  This section comes into effect on January 1, 2004.  The adoption of this standard is not expected to have a material impact on the financial position and results of operation.

Disclosure of guarantees

Effective January 1, 2003, the Company adopted Accounting Guideline 14, Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees.  The adoption of this guideline did not have an impact on the financial position and results of operation..

NOTE 3.

INTEREST IN MINERAL PROPERTIES

Target Claims, Northwest Territories, Canada

By agreement dated January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”). The Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incur a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

During the year ended December 31, 2003 exploration costs of $52,038 were incurred related to the Target Claims in the Northwest Territories as follows:

Field expenses	$ 3,300
Geological consulting	11,638
Geophysical survey	25,000
Travel	12,100
$ 52,038

NOTE 4.

RELATED PARTY TRANSACTIONS

During 2003, management fees of $55,000 (2002 - $60,000) were paid or accrued to a private company controlled by a director.  In addition, rent of $19,000 (2002 - $13,500) was paid to this party.  As at December 31, 2003 $48,400 (2002 - $36,600) was owing to this party for unpaid management fees and rent.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value
Issued:
During the initial year ended March 31, 1995

Escrow shares	1,500,000	$ 75,000
Balance, March 31, 1995	1,500,000	75,000

Public offering	2,000,000	156,675
Agent’s option	100,000	10,000
Balance, March 31, 1996	3,600,000	241,675

Agent’s option	100,000	10,000
Private placements	350,000	174,250
Stock options	217,500	21,750
Shares issued for Harrison Lake property	50,000	17,500
Balance, March 31, 1997	4,317,500	465,175

Warrants exercised	175,000	96,250
Balance, March 31, 1998 and 1999	4,492,500	561,425

Public offering	500,000	135,994
Shares issued for mineral property	25,000	11,250
Balance, March 31, 2000	5,017,500	708,669

Shares issued for mineral property	50,000	22,500
Exercise of warrants	125,000	56,250
Balance at December 31, 2000 and 2001	5,192,500	787,419

Share consolidation, 4:1	(3,894,375)	-
	1,298,125	787,419

Exchange of special warrants	1,162,500	186,000
Balance at December 31, 2002	2,460,625	973,419

Private placement	600,000	102,000
Shares issued for mineral properties	400,000	116,000
Exercise of warrants	70,000	14,700
Private placement	1,000,000	260,000

Balance at December 31, 2003	4,530,625	$ 1,466,119

On February 12, 2002, the Company consolidated its issued common share capital on a four for one basis.

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

Public Offerings

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

During 2002, the Company completed a private placement of 1,162,500 special warrants at a price of $.16 per special warrant for net proceeds of $186,000.  Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $.21 per share for a period of two years from the date of the issuance of the special warrant.  In July, 2002 the special warrants were all exchanged for 1,162,500 common shares of which 70,000 were exercised and at December 31, 2003, 1,092,500 share purchase warrants are outstanding.

In January 2003 the Company completed a private placement of 600,000 units at $0.17 per unit for proceeds of $102,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common shares at a price of $0.23 for two years.

In December 2003 the Company completed a private placement of 1,000,000 units at $0.26 per unit for proceeds of $260,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common shares at a price of $0.40 for two years.

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

In 2003 the Company granted stock options to directors and employees entitling them to purchase 306,000 common shares at a price of $0.28 per share to February 5, 2005.  The granting of these options resulted in a stock based compensation expense of $49,000 being recorded representing the fair value of the options.  In accordance with the new accounting recommendations effective January 1, 2003, the Company has elected to expense the fair value of all stock options granted.  The total fair value of $49,000 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3% and an expected volatility of 112%.

At December 31, 2003 306,000 options are outstanding to purchase 306,000 common shares at a price of $0.28 per share to February 5, 2005.

NOTE 6.

INCOME TAXES

The Company has non-capital losses of approximately $961,000 which may be available to offset future income for income tax purposes which expire over the next seven years.  In addition, there are resource-related expenditures of approximately $270,000 which maybe be used to offset future taxable Canadian resource income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.  Due to the uncertainty of realization of these loss carryforwards, the benefit is not reflected in the financial statements as the Company has provided a full valuation allowance for the deferred tax assets resulting from these loss carryforwards.

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

a)

Exploration stage enterprise:

Under US accounting standards, the Company is considered to be an enterprise in the exploration stage as substantially all of its efforts have been directed towards the investigation of business opportunities and exploration of resource properties.  Accounting principles for exploration stage enterprises require the specific disclosure of this fact and the presentation of certain cumulative information from the inception of the exploration stage.  However, it does not require any changes in the measurement of assets, liabilities, revenues or expenses from that set out in the financial statements.

a)

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

d)

Stock-based compensation:

As described in Note 5, the Company has previously granted stock options to certain directors, employees and consultants. Under previous Canadian GAAP, no compensation expense is recorded in connection with the granting of stock options. Under US GAAP, the Company accounts for stock-based compensation in respect to stock options granted to directors and employees using the intrinsic value based method in accordance with APB Opinion No. 25.  Stock options granted to non-employees are accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”).  Commencing January 1, 2003, under Canadian GAAP the Company expenses the fair value of all stock options granted and under US GAAP has elected to prospectively change its accounting policy to account for all stock options granted in accordance with SFAS 123.  As a result, effective January 1, 2003, there is no difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP.  The effect of the accounting differences for exploration costs and stock-based compensation is as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	April 25, 1994 (inception) to December 31, 2003
	$	$	$
Total assets, Canadian GAAP	476,068	54,595
Less: deferred exploration costs	(198,038)	-
Total assets, US GAAP	278,030	54,595

Deficit, Canadian GAAP	(1,117,527)	(960,321)	(1,117,527)
Deferred exploration costs	(198,038)	-	(198,038)
Stock-based compensation	(6,611)	(6,611)	(6,611)
Deficit, US GAAP	(1,322,176)	(966,932)	(1,322,176)

Net loss, Canadian GAAP	(157,206)	(110,347)	(1,117,527)
Deferred exploration costs	(198,038)	-	(198,038)
Stock-based compensation	-	-	(6,611)
Net loss, US GAAP	(355,244)	(110,347)	(1,322,176)

Basic net loss per share, US GAAP	(0.10)	(0.12)

a)

Recent accounting pronouncements:

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”), an amendment of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”).  The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information.  The disclosure provisions of SFAS No. 148 were effective for the Company for the year ended December 31, 2002. As the Company did not grant stock options during 2002, the adoption of the disclosure provisions of SFAS No. 148 had no affect on the Company’s financial statements as at December 31, 2002.

The Company has elected to continue to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (“APB No. 25”) and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144), which supersedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of".  SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No.30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell.  That requirement eliminates APB Opinion No. 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred.  Additionally, SFAS No. 144 expands the scope; of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The adoption of SFAS 144 did not have a material effect on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Such standard requires costs associated with exit or disposal activities (including restructurings) to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. SFAS No. 146 nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS No. 146, a liability related to an exit or disposal activity is not recognized until such liability has actually been incurred whereas under EITF Issue No. 94-3 a liability was recognized at the time of a commitment to an exit or disposal plan. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002.  The adoption of SFAS 146 did not have a material effect on the Company's financial position or results of operations.

In May, 2003, SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Generally, a financial instrument, whether in the form of shares or otherwise, that is mandatorily redeemable, i.e. that embodies an unconditional obligation requiring the issuer to redeem it by transferring its shares or assets at a specified or determinable date (or dates) or upon an event that is certain to occur, must be classified as a liability (or asset in some circumstances). In some cases, a financial instrument that is conditionally redeemable may also be subject to the same treatment. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative (as defined) in its entirety. For public entities, this Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not affect the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 clarifies the requirements for a guarantor’s accounting for, and disclosure of, certain guarantees issued and outstanding.  It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  This interpretation also incorporates without reconsideration the guidance in FASB Interpretation No. 34, which is being superseded.  The adoption of FIN 45 will not have a material effect on the Company’s financial position and results of operation..

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletins (“ARB”) No. 51, Consolidated Financial Statements (“FIN 46”).  Fin 46 applies immediately to variable interest entitles created after January 31, 2003, and in the first interim period beginning after June 15, 2003 for variable interest entities created prior to January 31, 2003.  The interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity.  The interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.  Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed.  The adoption of FIN 46 did not have a material effect on the Company’s financial position and results of operation.

Exhibit 5

MANAGEMENT CONTRACT

THIS AGREEMENT made this 1st day of December, 2003.

BETWEEN:

VANCAN CAPITAL CORP., a company duly incorporated under the laws of the

Province of Alberta, and having its registered office at 800-11012 Macleod Trail

South, in the City of Calgary, in the Province of Alberta, T2J 6A5;

(the “Company”)

OF THE FIRST PART

AND:

STUART W. ROGERS of 1576 Agate Place, in the City of Coquitlam, in the Province of British Columbia, V3E 3A3;

(the “Manager”)

OF THE SECOND PART

WHEREAS:

A.

The Company and the Manager entered into a Management Agreement dated May 8, 2002 (the “Agreement”) whereby the Company engaged the services of the Manager for the purposes of managing the affairs of the Company;

B.

The Optionors and Home both desire that the Agreement be amended as set forth below;

NOW THEREFORE IN CONSIDERATION of the payment of TEN DOLLARS ($10.00) by each party to the other, the receipt and sufficiency of which is hereby acknowledged, and other good and valuable consideration, including the premises, mutual covenants and agreements herein contained, the parties hereto agree to amend the Agreement as follows:

1.

Paragraph 5 and are hereby deleted in their entirety and replaced with the following:

“5.

The Manager shall devote sufficient time, skill, knowledge and attention to managing the affairs of the Company in a competent and businesslike manner and the fee for all and any services provided to the Company, the sum of Two Thousand Five Hundred ($2,500.00) Dollars per month (the “Management Fee”) exclusive of any other operating and management costs.”

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the date and year first above written.

VANCAN CAPITAL CORP.

Per: /s/ Dave Pearce

/s/ Stuart Rogers

________________________

___________________________

Authorized Signatory

Stuart W. Rogers

Exhibit 8

ABDUL R. ALLIBHAI

Suite 606-470 Granville Street

Chartered Accountant

Vancouver, B.C.   V6C 1V5

Proprietor: Abdul R. Allibhai LTD.

Telephone: (604) 682-0949

Facsimile:  (604) 681-0907

AUDITOR'S REPORT

To the Shareholders of

Cedar Capital Corp.

I have audited the balance sheets of Cedar Capital Corp. as at December 31, 2001, December 31, 2000 and March 31, 2000 and the statements of loss and deficit and cash flows for the periods then ended.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, December 31, 2000 and March 31, 2000 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

/s/ Abdul R. Allibhai

Chartered Accountant

Vancouver, B.C.

March 7, 2002

Exhibit 31.1

                                                               CERTIFICATION

I, Stuart Rogers, President and Chief Executive Officer of Vancan Capital Corporation, certify that:

1.    I have reviewed this annual report on Form 20-F of Vancan Capital Corporation;

2.    Based on my knowledge, this quarterly report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.    The company’s other certifying officer and I areresponsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)

       and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act

       Rules 13a-15(f) and 15d-15(f)) for the company and have:

     a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this  report is being prepared;

     b)  designed such internal control over financial reporting, or caused such disclosure control and procedures to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c)  evaluated the effectiveness of the company's disclosure controls and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)  disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.   The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

   (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and reporting financial information; and

   (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  May 3, 2004

/s/ Stuart Rogers

-------------------------------------------

Stuart Rogers, President and C.E.O.

(Principal Executive Officer)

Exhibit 31.2

                                                               CERTIFICATION

I, David Pearce, Chief Financial Officer of Vancan Capital Corporation, certify that:

1.    I have reviewed this annual report on Form 20-F of Vancan Capital Corporation;

2.    Based on my knowledge, this quarterly report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.    The company’s other certifying officer and I areresponsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)

       and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act

       Rules 13a-15(f) and 15d-15(f)) for the company and have:

     a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this  report is being prepared;

     b)  designed such internal control over financial reporting, or caused such disclosure control and procedures to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c)  evaluated the effectiveness of the company's disclosure controls and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)  disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.   The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

   (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and reporting financial information; and

   (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  May 3, 2004

/s/ David Pearce

-------------------------------------------

David Pearce, Chief Financial Officer

(Principal Accounting Officer)

Exhibit 32.1

                                                    CERTIFICATION PURSUANT TO

                                                           18 U.S.C. SECTION 1350

                                                     AS ADOPTED PURSUANT TO

                             SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Vancan Capital Corporation (the “Company”) on Form 20-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  May 3, 2004

/s/ Stuart Rogers

---------------------------------------

Stuart Rogers, President and C.E.O.

(Principal Executive Officer)

Exhibit 32.2

                                                  CERTIFICATION PURSUANT TO

                                                          18 U.S.C. SECTION 1350

                                                    AS ADOPTED PURSUANT TO

                          SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Vancan Capital Corporation (the “Company”) on Form 20-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

3.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

4.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 3, 2004

/s/ David Pearce

------------------------------------

David Pearce

Principal Financial Officer