Form 20-F
period 2004-12-31
MAX RESOURCE CORP.
filed 2005-06-29
CIK 1116548

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ÿ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

ÿ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

Commission file number                000-30780

MAX Resource Corp.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

400 Burrard Street, Suite 1400, Vancouver, British Columbia V6C 3G2

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

5,948,125 common shares without par value

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

MAX Resource Corp.

Form 20-F Annual Report

Table of Contents

                         Part I

Page

Item 1.

Identity of Directors, Senior Management and Advisers

 4

Item 2.

Offer Statistics and Expected Timetable

 4

Item 3.

Key Information

 4

Item 4.

Information on the Company

 9

Item 5.

Operating and Financial Review and Prospects

17

Item 6.

Directors, Senior Management and Employees

20

Item 7.

Major Shareholders and Related Party

25

Transactions

Item 8.

Financial Information

27

Item 9.

The Offer and Listing

28

Item 10.

Additional Information

29

Item 11.

Quantitative and Qualitative

35

Disclosures about Market Risk

Item 12.

Description of Securities other than Equity Securities

35

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

36

Item 14.

Material Modifications to the Rights of Securities Holders

36

and Use of Proceeds

Item 15.

Controls and Procedures

36

Item 16A.

Audit Committee Financial Expert

37

Part III

Item 17.

Financial Statements

38

Item 18.

Financial Statements

38

Item 19.

Exhibits

39

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

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.

Offer Statistics and Expected Timetable

Not applicable

Item 3.

Key Information

3.A

Selected Financial Data

The following tables set forth our financial data for the last five years ended December 31.  We derived all figures from our financial statements, which were examined by our independent auditor.  This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and the table set forth below, have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 8 to our audited financial statements.  All amounts are expressed in Canadian dollars.

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00

Revenue	Nil	Nil	Nil	$2	$3
Net Income(Loss)Cdn. GAAP	($209)	($157)	($110)	($282)	($102)
Earnings(Loss) Per Share Cdn GAAP	($0.04)	($0.05)	($0.06)	($0.05)	($0.02)

Net Income(Loss) US GAAP	($693)	($355)	($110)	($155)	($118)
Earnings (Loss) Per Share US GAAP	($0.13)	($0.10)	($0.12)	($0.03)	($0.02)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0

Working Capital	($57)	$199	$12	($64)	$91
Mineral Properties Cdn GAAP	$682	$199	0	0	$126
Mineral Properties US GAAP	0	0	0	0	0
Long Term Debt Cdn GAAP	0	0	0	0	0

Shareholder’s Equity Cdn GAAP	$625	$397	$13	($63)	$219
Shareholders’ Equity US GAAP	(63)	$193	$6	($69)	$86
Total Assets Cdn GAAP	$687	$476	$55	$4	$223
Total Assets US GAAP	$5	$278	$55	$4	$96

In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On June 20, 2005, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $0.8116.  This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  For the past five years ended December 31 and for the last six month ends from December 31, 2004 to May 31, 2005, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:

Annual Period

Average

Year ended Dec 31, 2004

$0.7936

Year ended Dec 31, 2003

$0.7194

Year ended Dec 31, 2002

$0.6369

Year ended Dec 31, 2001

$0.6451

Year ended Dec 31, 2000

$0.6667

                                                    Monthly Period

Low - High

Month ended Dec 31, 2004

$0.8056 - $0.8433

Month ended Jan 31, 2005

$0.8051 - $0.8342

Month ended Feb 28, 2005

$0.7958 - $0.8131

Month ended Mar 31, 2005

$0.8024 - $0.8320

Month ended Apr 30, 2005

$0.7922 - $0.8159

Month ended May 31, 2005

$0.7988 - $0.8103

B.        Capitalization and Indebtedness

Not Applicable

C.        Reasons for the Offer and Use of Proceeds

Not Applicable

D.

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future.  From our incorporation on April 25, 1994 to December 31, 2004, we have incurred losses.  Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company.  Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

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

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan.  As at December 31, 2004, we had cash on hand of $2,010.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  We will require additional financing in order to complete these activities.  In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire.  We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

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

4.A

History and Development of the Company

We were incorporated pursuant to the Business Corporations Act in the Province of Alberta, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on April 25, 1994.

At the Annual General Meeting of Vancan Capital Corp. held on March 31, 2004 the shareholders approved the change of the Company’s name to its present name with this name change being effected on May 14, 2004    The new trading symbol for the Company on the TSX Venture Exchange is “MXR” with the new symbol on the OTC Bulletin Board being “MXROF”.

We are a reporting issuer in the United States and our annual report and 6K filings can be found on the SEC’s EDGAR system at www.sec.gov.  We are a reporting issuer in certain Canadian jurisdictions and our required disclosure filings for Canada can be found at www.sedar.com.

Our head office is located at 400 Burrard Street, Suite 1400, Vancouver, British Columbia, Canada, V6C 3G2.  Our telephone number is (604) 643-1719.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

We are engaged in the business of acquiring and exploring resource properties.

On May 17, 2004 we entered into an Option Agreement with Zazu Exploration, Inc. (“Zazu”) to acquire an interest in the Gold Hill Property near Cantwell, Alaska. Zazu Exploration, Inc. is a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.

Under the terms of the Option Agreement, we paid $63,691 (US$48,200) and issued 100,000 shares valued at $47,000 and 100,000 warrants exercisable at $0.47 per share for a two year period. In order to maintain the Option, we must issue an additional 200,000 shares by January 1, 2005 (issued at a value of $74,000) and a further 200,000 shares by January 1, 2006.  Only the issuance of the shares due January 1, 2006 is still outstanding.

Under the terms of the Option Agreement, we have assumed all of Zazu’s obligations under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year

Work Commitment

Advance Royalty

2004

          $100,000 (incurred)

          $    5,000 (paid)

2005

150,000

  15,000 (paid)

2006

250,000

  25,000

2007

250,000

  25,000

2008

500,000

  50,000

2009

500,000

  75,000

2010

500,000

100,000

Upon exercise of the Option, we can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying us the lesser of US$5,000,000 or 300% of all costs incurred to completion of a Feasibility Report.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, we will pay to Zazu an additional NSR of 1%.

Approximately US$110,000 of the 2005 work commitment has already been expended during 2004.  Approximately US$40,000 of the 2005 work commitment still has to be spent.

Target Claims

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

By agreement dated January 15, 2003 we entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”).  We acquired our interest in the claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incur a minimum of $100,000 (since reduced to $50,000, which amount has already been incurred) in exploration expenditures on the Claim in stages by December 31, 2004.

By agreement dated April 16, 2003, we obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).  To earn our interest, we paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

Both agreements have provided that we enter into a single purpose joint venture agreement with David G. Lorne to further explore and develop the Target Claims once we complete the exploration expenditure of our interest in each claim.  However, subsequent to these agreements, Mr. Lorne sold the remaining 50% interest in the Target 1 and Target 2 claim to Alberta Star Development Corp., a Canadian company which trades on the TSX-Venture Exchange as we do.

At this time, the Company and Alberta Star Development Corp. are awaiting results from drilling proposed for contiguous properties prior to making a decision as to its own future activities on the Target claims.

MacInnis Lake Uranium Project

The Company, subsequent to the year ended December 31, 2004, entered into an agreement (the “Option Agreement”) with Alberta Star Development Corp. (“Alberta Star”) to acquire up to a 50% interest in the MacInnis Lake Uranium Property.  The Option Agreement was dated April 1, 2005.

The terms of the Option Agreement with Alberta Star, which was closed on April 19, 2005, call for payment by MAX of:

(i)

cash payments totalling $30,000 (of which $15,000 has been paid and $15,000 is due one year from the date of Exchange acceptance);

(ii)

the issuance to Alberta Star of 200,000 shares of MAX (which have been issued); and

(iii)

work commitments totalling $2,000,000 over a five year period (being $750,000 in the first year; $250,000 in the second year; $250,000 in the third year; $250,000 in the fourth year and $500,000 in the fifth and final year).

As of June 28, 2005, we have spent $229,536 on exploration of the MacInnis Lake project, primarily comprised of an airborne geophysical survey flown over the property in early June, 2005.

The terms of the Option Agreement call for MAX to earn a 25% interest in the MacInnis Lake project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  MAX earns a further 25% interest when it completes the $2,000,000 in work commitments.

The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the Option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as Operator on the MacInnis Lake project for the term of the Option Agreement.

The Option to earn an interest in the MacInnis Lake project will complement MAX’s current property holdings in the Northwest Territories, the Target 1 and 2 Claims, also held jointly with Alberta Star.

Competition

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a profitable market will exist for sale of same.  Numerous factors beyond our control may affect the marketability of any substances discovered.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We will compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Stuart Rogers devotes approximately 50% of his business time to our affairs.  We have a management agreement dated May 8, 2002 with a private company owned by Mr. Rogers whereby he provides management services to us for $5,000 per month.  For the period December 1, 2003 to March 31, 2005, Mr. Rogers reduced the monthly fee to $2,500 per month to conserve the Company’s working capital.

Office Space

We utilize about 335 square feet of office space in Vancouver, British Columbia. Our rent and related office expenses total approximately $1,500 per month.   This $1,500 per month is included in the amounts paid in management fees to a private company owned by our President, Stuart Rogers.

4.C

Organizational Structure

The Company does not have any subsidiaries or affiliated companies.

4.D

Property, Plants and Equipment

The disclosure hereunder is that required by the new Form 20F for an extractive enterprise, as that term is defined in the Form 20F.

Gold Hill Property:

The Gold Hill property is located along the southern portion of the prolific Tintina Gold Province, approximately 145 miles north of Anchorage, Alaska and only 10 miles off the paved highway to Cantwell, Alaska.

The property was first drilled as a joint venture between Dome Exploration and Cities Service Company in 1972. They were exploring for molybdenum and did not find an economic deposit so they left the property. General Crude Oil (“GCO”) acquired the property in 1983 and explored the property for gold.  They did geologic mapping, soil geochemistry, a VLF-EM survey and drilled five diamond drill holes. The best intersection from this drilling was 11.5 feet which averaged 0.668 ounces per ton.

In 1988, Amax Gold entered into a joint venture with GCO.  They completed geologic mapping, rock sampling, soil geochemical surveys and VLF-EM geophysical surveys, select metallic screen fire assays and preliminary cyanide bottle roll metallurgical tests and 5,885 feet of reverse circulation drilling in 21 drill holes.  The target was to find a bulk tonnage open pittable deposit. Amax did not find significant thick intervals of low grade mineralization and dropped the property.  High grade gold intervals were encountered in drill holes AUH 7, 16, and 17.  Hole 7 contained five feet of 0.18 opt Au,  Hole 16 contained five feet of 0.46 opt Au, five feet of 0.23 opt Au and five feet of 0.66 opt Au,  and Hole 17 contained five feet of 0.19 opt Au.  These holes are open along strike and, since they were drilled with a reverse circulation drill rig which encountered large quantities of water, they should be re-examined to see if loss of gold might have occurred.

Gold Hill is an intrusion related gold system which has many of the characteristics of a Tintina Gold Belt system. The dominate rock types consist of argillite, metasiltstone, greywacke, carbonaceous schist and a small wedge-shaped fault block of tuffaceous metasedimentay and metavolcaniclastic rocks. Early to mid-Teritary monzonite and diorite stocks, plugs and dikes intrude the metasiltstone units on Gold Hill and the tuffaceous metasedimentary sequences on West Hill located in the western part of the property.

Hydrothermal alteration is pervasive throughout the property.  Quartz-sericite-pyrite alteration is particularly evident around the summit of Gold Hill and to a lesser extent in the vicinity of the Swale area, a low saddle located just east of West Hill.

The gold mineralization is thought to be related to the intrusions and pyrite, arsenopyrite, pyrrhotite, chalcopyrite, molybdenum, and gold are found in veins and as disseminations in the host rocks. The mineralization occurs as disseminations and on fractures and appears to be structurally-controlled. The alteration and mineralization occur over an area of at least two square miles.  All of the creeks contain placer gold and have been worked in the past.

Interpretation of the geophysics indicates that there are a number of buried intrusives present on the property which have not been explored.

On acceptance for filing of this Option Agreement, the two principals of Zazu joined our team on June 23, 2004, with Gil Atzmon joining our Board of Directors and Clarence J. Wendt agreeing to oversee our exploration as well as search for additional properties.

On June 29, 2004 we announced that drilling had begun on the Gold Hill project, with the initial phase of the diamond drilling designed to test previous high grade mineralization encountered in prior drilling by Amax and General Crude Oil. The program consisted of 7 diamond drill holes planned to intersect previously found values that included 1.5 meters of 15.0 grams per ton (“gpt”), 1.5 meters of 8 gpt, 1.5 meters of 22.9 gpt, 1.2 meters of 15.6 gpt, and 1.10 meters of 54.3 gpt.   Values of 8.6 ppm were found

by the United States Bureau of Mines in a regional sampling program of the surface. This area will be sampled and mapped to find the extent of these high grade surface samples.

In addition, we staked a 1,659 hectare area west of the Gold Hill property.  This encompasses areas of high grade outcrops that were explored during the drill program.

Significant values of gold (2.5 feet of 0.25 ounces per ton) were found in a sample from the Gold Creek Area. This sample also contained 0.57% copper. Within the same creek, values of tungsten (0.19% WO3) were also found. This area will be tested during the next phase of exploration.

In addition, confirmation assays to verify the previous work done by Amax Exploration were completed. Drill holes 7, 13, and 16 contained significant values of gold. The assays confirm the previous assays and show the variation in gold numbers within the same sample.

Prior Sample No./ Hole + Footage	Type	Amax Assay		Examination Sample No.	Check Assay
		Au ppm	Au oz/t		Au ppm	Au oz/t
AUH-7 100’-105’	Pulp	6.35	0.1842	106027	3.999	0.117
AUG-7 200’-205’	Pulp	2.473	0.0717	106028	2.396	0.070
AUH-13 250’-255’	Pulp	3.928	0.1139	106029	3.463	0.101
AUH-13 255’-260’	Pulp	2.738	0.0794	106030	2.535	0.074
AUH-16 35’-40’	Pulp	15.94	0.4623	106031	9.864	0.288
AUH-16 170’-175’	Pulp	22.90	0.6641	106032	18.813	0.549

The drilling at Gold Hill was completed by July 21, 2004, with the core being split at Alaskan Earth Sciences in Anchorage, Alaska and then shipped to American Assay Laboratories of Reno, Nevada for analysis.  The results of this first phase drilling were released on September 14, 2004.  The results are as follows:

HQ Core Drill hole #	From	To	Intersection True Width (ft)	AU g/t	Cu %

O4-1	29	35	6	1.87
	125	130	5	5.24
	179	175	5		0.33
	715	180	5	1.6	0.47
04-2	No significant	gold values
04-3	180	185	5	1.02
04-4	No significant	gold values
04-5	50	55	5	1.34
04-6	90	95	5	1.09
	130	145	15	2.88
Includes	130	135	5	5.28
Includes	140	145	5	1.75
04-7	40	45	5	2.47
	80	85	5	1.66

The drilling was conducted under the supervision of Clarence J. (Clancy) Wendt, P. Geo., the Company’s Vice-President, Exploration.

The new zones identified include a major structure with approximately one meter of mineralization grading 14.4 gpt gold and 0.18% copper, and a sheeted zone where values of 7.9 gpt gold and 1.1% copper were found in the fractures.

Petrographic work indicated that the drill core is almost all diorite to intermediate composition intrusive rocks.  Polished section work showed that gold is found in a free state and is related to the intrusions. Pyrite, arsenopyrite, pyrrhotite, chalcopyrite, molybdenum, native copper, and gold are found in veins and as disseminations in the host rocks.

During the year ended December 31, 2004 the Company spent a total of $279,409 on drilling, assaying and field expenses related to exploration of the Gold Hill Property.

The Company has not yet finalized its exploration plans for the Gold Hill Property for 2005.

The Target Claims

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

The potential of the Target Claims is based upon significant exploration work that Alberta Star Development Corp. (TSX-V:ASX; OTC BB: ASXSF) (“Alberta Star”) has completed on adjacent claims.  In October 2002, Alberta Star conducted a gravity survey of the Longtom property to detect potential anomalies caused by the presence of iron oxide, copper and gold mineralization. The ground-helicopter supported gravity survey was conducted over selected portions of the 19,642-acre Longtom claim-block. The data obtained from the survey is complimented by gravity data collected for Hudson’s Bay Exploration and Development Co. Ltd. in 2000 along the shores of Longtom Lake, and by a comprehensive regional gravity survey completed by the Geological Survey of Canada. The objective of the survey was to map the distribution of large masses of variable density.

A total of 243 detailed gravity stations were recorded at 500-meter intervals with some detail infill stations at 250 meters. The gravity survey confirmed the extent of what may be economic mineralization along a large structurally controlled faulting system.  The results show two significant 2.5-3.0 milligal gravity anomalies. These two gravity anomalies are coincident with the strong magnetic anomalies. The gravity anomalies occur along a 7.5 kilometre long trend and are up to 1.5 kilometres in width. Combined gravity, magnetic and radiometric anomalies are a common targeting criterion for iron-oxide/copper/gold mineralization and necessary in identifying an economic ore body.  Alberta Star conducted a 20-hole drill program on these adjoining claims during 2003.

In mid-September, 2004 MAX was advised by Alberta Star that Fronteer Development Group (TSX:FRG) (“Fronteer”), as operator, had intersected high-grade uranium mineralization on Alberta Star’s Longtom Lake property during drilling that it had conducted during the summer of 2004.  The Longtom Lake property is immediately adjacent to our Target 1 and Target 2 Claims jointly held with Alberta Star.

Drilling conducted by Fronteer intersected 1.68 per cent U3O8 over one metre at a downhole depth of 80 metres, which was part of a broader interval that returned 0.56 per cent U3O8 over three metres, and 0.16 per cent U3O8 over one metre that was intersected at a depth of 51 metres in the same hole.

Drill programs conducted by other operators on the Longtom Lake property had previously intersected anomalous to high-grade uranium.  Within a 300-metre radius of the new discovery, eight historic drill holes had intersected uranium mineralization with indicated values ranging between 0.21 per cent U3O8 over 0.6 metre at a downhole depth of 44.5 metres, and 0.48 per cent U3O8 over 1.5 metres at a downhole depth of 59 metres.

Based on these recent results and historical records for the surrounding area, there are indications of a near-surface uranium system of size and high-grade potential.

The Company intends to review all available data from exploration work conducted by Alberta Star and others in order to determine what exploration activity, if any, should be undertaken by MAX on the Target Claims during the exploration season in fiscal 2005.  No funds were expended on the Target Claims during the fiscal period ended December 31, 2004.

MacInnis Lake Uranium Project

On April 1, 2005 the Company entered into an Option Agreement with Alberta Star whereby MAX can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.

The MacInnis Lake uranium claim block is comprised of 15 mineral claims totalling 26,184.64 acres and is located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 275 km southeast of the city of Yellowknife, Northwest Territories.

The MacInnis Lake area is known to have widespread surface uranium mineralization, and contains 28 known high grade uranium showings that were discovered between 1954 and 1988.  Uranium exploration on the MacInnis Lake properties was commenced in 1954 with the discovery of large uranium outcrops and widespread surface uranium mineralization.  Exploration continued extensively until 1988`and the results have been reported by the Geological Survey of Canada.  Uranium exploration involved companies such as Cominco, Shell, PNC, and Uranerz.  The MacIinnis Lake uranium properties are located in the Nonacho Basin, a sandstone terrane of Proterozoic age that rests unconformably on Archean basement formations.  This setting is geologically analogous to the Athabasca Sandstone Basin of Northern Saskatchewan.

The MacInnis Lake uranium occurrences are characterized as an Unconformity Type Uranium system.  The MacInnis lake area is situated 280 km north of Saskatchewan’s Athabasca Uranium Basin, and is considered one of the Northwest Territories most prospective uranium bearing regions. Alberta Star has commenced plans to explore and expand uranium drill targets at MacInnis Lake, with preparations underway for a spring and summer exploration season consisting of regional mapping, trenching, reviewing archived drill data and completing a comprehensive regional airborne magnetic and radiometric survey.   Drill targeting will focus on expanding known uranium showings.

An airborne Time Domain EM and Magnetic survey was completed at MacInnis Lake in June, 2005 with processing of the data expected to be completed by early August.   The airborne survey was conducted by Fugro Airborne Surveys using a Fugro’s MEGATEM and GEOTEM systems.   This survey was focused on the search for uranium deposits with emphasis on unconformity related deposits like in the Athabasca basin of Saskatchewan.  The deposits in the Athabasca basin are associated with graphitic shear zones in the basement, which display themselves as good to strong conductors.

The surveys covered a total of approximately 950 line kilometers along east-west oriented lines, with 200 meter spacings.  Mr. Jan Klein, M.Sc., P. Eng., P. Geo., consulting geophysicist, is currently reviewing and compiling all of the data generated from the geophysical survey. Results from the geophysical survey will be combined with archived historical drill results to assist the company in its drill targeting during subsequent exploration.  Summer exploration activities are planned that include regional mapping, trenching, reviewing archived drill data, trenching, and follow-up ground geophysics, to be followed by diamond drilling in the fall.

To date, we have spent $229,536 on exploration of the MacInnis Lake project, which included $213,475 for the airborne survey, travel to the property for $9,245 and geological consulting services of $6,816.

Item 5.  Operating and Financial Review and Prospects

The information in this section summarizes the Company’s financial condition and results of operations for the periods specified, including the causes for material changes to provide an understanding of the Company’s business as a whole.  The discussion provided herein should be read in conjunction with the Company’s financial statements and related notes.

5.A

Operating Results

We are in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit.  At that stage, our operations would, to some extent be dependent on the world market prices of any minerals mined.

During the fiscal year ended December 31, 2004, we investigated various mineral property acquisition opportunities, which ultimately led to our Option Agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska. During the fiscal year ended December 31, 2003, we acquired a 50% interest in the Target Claims. As both the Gold Hill Property and the Target Claims are in the exploration stage, we do not have current operating income or cash flow.

During the year ended December 31, 2004, we incurred operating expenses of $210,504 as compared to operating expenses of $157,849 for the year ended December 31, 2003.  The significant changes during the current fiscal period compared to the year ended December 31, 2003 are as follows:

Consulting expense of $50,383 was incurred during the year ended December 31, 2004 for retaining the services of professional geologists to review potential mineral acquisitions and oversee exploration of the Gold Hill property in Alaska.  This compares to $1,035 spent for geological consulting during the same period a year prior.

Stock based compensation expense, a non-cash item, increased to $60,224 during the current fiscal period from the $49,000 incurred during the year ended December 31, 2003 due to the recording of stock based compensation for warrants issued to Zazu during the current period as part of the acquisition of the interest in the Gold Hill property in Alaska.

Management fees of $30,000 incurred during the year ended December 31, 2004 were reduced from the $55,000 incurred during the same year a year prior due to a reduction in monthly management fees charged by a Director of the Company.

During the year ended December 31, 2004, office and general expense increased slightly to $5,179 from the $4,682 incurred during the same period a year prior, with rent expense reduced to nil from the $19,000 incurred during the year ended December 31, 2003 due to the elimination of rent charges by a Director for the provision of office facilities to the Company.

Professional fees for accounting and legal services for the year ended December 31, 2004 were $13,054 as compared to the $8,933 that was incurred during the same period a year prior, with the increase due to additional accounting fees incurred during the current year for completion of U.S. regulatory filings.

Transfer agent, filing fees and shareholder relations expenses increased to $49,931 during the year ended December 31, 2004 from the $16,326 incurred during the prior fiscal year due to additional fees paid during the current period for investor relations services, web site development, advertising and dissemination of news releases reporting exploration results.

During the current fiscal period, we incurred travel costs of $1,548 for facilitating the attendance of out-of-town Directors at Board meetings as compared to $3,642 incurred during the year ended December 31, 2003 for attendance at trade shows.

Interest income of $872 earned during the year ended December 31, 2004 was comparable to the $643 earned during the same period a year prior.

As a result of the foregoing, our net loss for the year ended December 31, 2004 was $209,632 as compared to a net loss from operations of $157,206 for the year ended December 31, 2003.

5.B

Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors.  We expect to finance operations through the sale of equity in the foreseeable future as we have no source of revenue from our business operations. There is no guarantee that we will be successful in arranging financing on acceptable terms.  As it is uncertain when we will generate revenues sufficient to fund our operating activities, if ever, we are dependent on raising additional equity or debt capital.

At December 31, 2004, we had cash on hand of $2,010 and a tax receivable of $3,137.  We also own office equipment recorded at $738.  Liabilities totaled $62,414 and consisted of accounts payable of $35,334 and $27,080 due to a director.

In April, 2005 we completed a private placement of 1,135,000 units at $0.40 per unit for gross proceeds of $454,000.  This financing will provide sufficient working capital to cover our general and administrative expenses for the balance of the year and allow us to conduct limited exploration on our properties in the Northwest Territories and Alaska.

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

5.C

Research and Development, Patents and Licenses, etc.

Our methods of exploration, development and extraction are not unique to our Company but are common in our industry.

We do not rely on patents, technological licenses or intellectual property licenses in our operations.

We did not have any research and development expenditures in the year ended December 31, 2004.

5.D

Trend Information

Our Gold Hill Property claims are prospective for gold and copper.

The overall trend for mineral resources, and in particular for the gold and copper that the Company’s properties are prospective for, has been upwards in price for the last two to three years although some stabilization and leveling of prices has occurred in both commodities in the last six months.

We cannot predict with certainty where the price of copper or gold will move.

Both the market for copper and the market for gold are homogeneous, integrated commodities markets with a large number of both suppliers and buyers.  The market is not one which is particularly susceptible to the influence of one or more large suppliers or buyers.

Our Target 1, Target 2 and MacInnis Lake mineral properties are prospective for uranium.

There are fewer producers of uranium in the world than there are for copper and gold.  The market for uranium is a homogeneous, integrated commodities market.  The market is not one which is particularly susceptible to the influence of one or more large suppliers or buyers.  The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$29/lb. on June 20, 2005.

5.E

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F

Tabular Disclosure of Contractual Obligations

Not Applicable

Item 6.  Directors, Senior Management and Employees

6.A

Directors and Senior Management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director

Age

Principal Occupation

----------------------

-----

Stuart Rogers

48

President of the Company,

Vancouver, BC

President of West Oak Capital Group, Inc.

Paul John

58

General Manager, Franchises

Penticton, BC

Mark’s Work Warehouse Ltd.

David Pearce

50

President of Palmer Beach Properties Inc.

West Vancouver, BC

Gil Atzmon

45

VP Corporate Development for Gold Summit Corp.

San Antonio, Texas

George Young,

53

President and Director of Palladon Ventures Ltd.

Denver, Colorado

Executive Officers:

Name of Officer

Age

Office

--------------------

-----

 -------

Stuart Rogers

48

President

David Pearce

50

Secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers

Mr. Rogers has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board.  Currently, Mr. Rogers acts as a director or officer of the following reporting companies:  Consolidated Global Cable Systems, Inc., InNexus Biotechnology Inc., Randsburg International Gold Corp., AVC Venture Capital Corp.,  and AER Ventures, Inc.

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

In 1999, Mr. John sold his chain of WorkWear World stores to Mark’s Work Warehouse, a publicly traded company listed on the Toronto Stock Exchange, and was appointed as General Manager for Western Canada for their “Work World” franchised locations.  He held this position until 2001, when he was appointed General Manager, Franchises for Work World.

Mr. John served as a Director of Leopardus Resources, an oil and gas company listed on the Vancouver Stock Exchange and NASD OTC Bulletin Board, from May 1993 to December 2001; as a director of Canadian Venture Exchange-listed Tearlach Resources Ltd., a mineral exploration company, from May 1991 to March 2001; and as a director of Strathclair Ventures Ltd., an oil and gas exploration company listed on the TSX Venture Exchange from February 2002 to November 2002.  He is currently a Director of AER Ventures, Inc. which is listed on the NASD’s OTCBB.

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

Gil Atzmon

Mr. Atzmon has 20 years experience in the financing of global mineral exploration projects, having held senior positions in asset management firms, mining companies, and investment banking.  Mr. Atzmon holds a bachelors degree in Geology and Geography from Columbia University in New York, and a Master in Energy & Mineral Resources form The University of Texas at Austin.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

George Young

Mr. Young is currently the President of Palladon Ventures Ltd. and a Director of MAG Silver Corp., MBA Mining Corp. and Bell Coast Capital Corp.  These are all mineral exploration companies that trade on the TSX-Venture Exchange.   He is also a Director of International Royalty Corp., a company which trades on the TSX Exchange.  Mr. Young is an attorney and engineer by profession having formerly practiced law with the firm of Pruitt Gushee & Bachtell in Salt Lake City, Utah.

6.B.

Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2004.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President and Director	2004	$30,000	Nil	Nil	Nil	25,000	Nil	Nil
Paul John Director	2004	Nil	Nil	Nil	Nil	25,000	Nil	Nil
David Pearce Secretary and Director	2004	Nil	Nil	Nil	Nil	43,000	Nil	Nil
Gil Atzmon Director	2004	Nil	Nil	Nil	Nil	25,000	Nil	Nil
George S. Young Director	2004	Nil	Nil	Nil	Nil	25,000	Nil	Nil

6.C

Board Practices

Stuart Rogers, Paul John, David Pearce, George S. Young and Gil Atzmon have acted as our directors since May 8, 2002, June 18, 2002, December 15, 2003, January 16, 2004 and June 23, 2004 respectively.  The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

We are a party to a management contract with a private company owned by Stuart Rogers whereby he is entitled to be paid $5,000 per month for his management services.  No other directors have service contracts with us, nor are they entitled to any termination benefits.

There are no service contracts with the Company for the directors providing for benefits upon termination of their service.

The Company does not have an executive committee.

Our audit committee is comprised of Gil Atzmon, Paul John and David Pearce. We have not appointed a remuneration committee.

6.D

Employees

We do not have any employees other than our directors and officers.

6.E

Share Ownership

Our directors and officers own beneficially the following shares as of the date of this annual report:

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Stuart Rogers	257,750	3.27%
Paul John	398,750	5.06%
David Pearce	370,000	4.69%
Gil Atzmon	300,000	3.81%
George S. Young	Nil	Nil

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report, which is 7,883,125.

The following incentive stock options are outstanding to our directors and officers:

Name	Shares that may be Purchased Upon Exercise of Option	Exercise Price	Expiry Date
Stuart Rogers	25,000 150,000	$0.40 $0.30	June 30, 2006 February 23, 2007
Paul John	25,000	$0.40	June 30, 2006
David Pearce	43,000 150,000	$0.40 $0.30	June 30, 2006 February 23, 2007
Gil Atzmon	25,000 25,000	$0.40 $0.30	June 30, 2006 February 23, 2007
George S. Young	25,000	$0.40	June 30, 2006
Clancy Wendt	50,000 46,000	$0.40 $0.30	June 30, 2006 February 23, 2007

The Company has an incentive stock option plan. This Stock Option Plan provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares.  The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchange on which the common shares are listed.  The Company has reserved and authorized 10% of the issued treasury shares of the Company for issuance under the Stock Option Plan to directors and key employees.

Under the stock option plan, the aggregate number of optioned common shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding common shares. The number of optioned common shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding common shares. The aggregate number of optioned common shares granted to an optionee who is employed to provide investor relations activities must not exceed 2% of the issued and outstanding common shares of the Company in any 12-month period.

Options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company; and options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

Prior to the adoption of the Stock Option Plan, the Company did not maintain a formal plan under which stock options were granted.  Stock options were determined by the Company’s directors and granted in compliance with applicable laws and regulatory policy.  The policies of the Exchange limited the granting of stock options to directors, officers, employees and consultants of the Company and provided limits on the length, number and exercise price of such options.

Item 7.

Major Shareholders and Related Party Transactions

7.A

Major Shareholders

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

As of the date of this annual report, there are 7,883,125 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
Eric Carlson	640,000	8.12%
Paul John	398,750	5.06%

Of our 63 registered shareholders, 42 are Canadian residents representing 6,811,948 common shares or 87.06% of our issued and outstanding common shares.  We have 20 registered US shareholders holding 967,428 common shares or 12.36% of our issued and outstanding common shares.

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

Our trust and transfer agent is Pacific Corporate Trust Company of Canada, which is located on the 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

7.B

Related Party Transactions

Fiscal Year Ended December 31, 2002:

In the fiscal year ended December 31, 2002, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

•

We paid or accrued a total of $60,000 to Stuart Rogers and to a private company controlled by Stuart Rogers, our President, for management fees; and

•

We paid rent and office expenses totalling $13,500 to the same private company controlled by Stuart Rogers.  As at December 31, 2002, $36,600 was owing to this company for unpaid management fees and rent.

Fiscal Year Ended December 31, 2003:

In the fiscal year ended December 31, 2003, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

•

We paid or accrued $55,000 to a private company controlled by Stuart Rogers, our President, for management fees; and

•

We paid rent and office expenses totalling $19,000 to the same private company controlled by Stuart Rogers.  As at December 31, 2003, $48,400 was owing to this company for unpaid management fees and rent.

Fiscal Year ended December 31, 2004:

In the fiscal year ended December 31, 2004, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

•

We paid or accrued $30,000 to a private company controlled by Stuart Rogers, our President, for management fees; and

•

In previous years, we have paid rent and office expenses to a private company controlled by Stuart Rogers.  No rent or office expenses were paid to this private company in the year ended December 31, 2004.  As at December 31, 2004 $27,080 was owing to this company for unpaid management fees and rent, these amounts having been incurred in previous fiscal years.

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

Stock option compensation to our directors and officers is disclosed elsewhere in this Form 20F.

7.C

Interests of Experts and Counsel

Our principal accountants, experts and legal counsel have no interest in our shareholdings.  The other items of this instruction are not applicable to Annual Filings on Form 20F.

Item 8.

Financial Information

8.A

Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2004 with comparatives for December 31, 2003, have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:

(a)

balance sheet;

(b)

income statement;

(c)

statement showing changes in equity;

(d)

cash flow statement;

(e)

related notes and schedules required by the comprehensive body of accounting standards pursuant to which the financial statements are prepared; and

(f)

a note analyzing the changes in each caption of shareholders’ equity presented in the balance sheet.

Incorporated herewith are the comparative financial statements covering the latest two financial years, audited in accordance with a comprehensive body of auditing standards.

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2004 and, as a result, the percentage of export sales for the Company was zero.

Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or of which any of its properties are subject.  Management is not aware of any material proceedings in which any director, any member of management or any of the Company’s affiliates are a party adverse to, or have a material interest advserse to, the Company.

Dividend Policy

The Company has not paid dividends on the common shares in any of its last five fiscal years.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the common shares of the Company are entitled to an equal shares in any dividends declared and paid.

8.B

Significant Changes

There have been no significant changes, as that term is defined in the rules and policies governing the use of the Form 20F, since the date of the audited financial statements included herein.

Item 9.

The Offer and Listing

9.A

Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol “MXR” and on the NASD Over The Counter Bulletin Board under symbol “MXROF”.

Our principal trading market in volume is the TSX Venture Exchange.  The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on this Canadian exchange:

Annual Periods

High

Low

January 1, 2000 to December 31, 2000

$1.48

$0.50

January 1, 2001 to December 31, 2001

$1.05

$0.10

January 1, 2002 to December 31, 2002

$0.39

$0.21

January 1, 2003 to December 31, 2003

$0.68

$0.23

January 1, 2004 to December 31, 2004

$0.55

$0.22

Quarterly Periods

January 2004 to March 2004

$0.54

$0.415

April 2004 to June 2004

$0.55

$0.395

July 2004 to September 2004

$0.445

$0.31

October 2004 to December 2004

$0.445

$0.22

Monthly Periods

December 2004

$0.37

$0.295

January 2005

$0.37

$0.265

February 2005

$0.34

$0.265

March 2005

$0.445

$0.30

April 2005

$0.47

$0.40

May 2005

$0.42

$0.395

9.B.

Plan of Distribution

Not Applicable.

9.C.

Markets

The common shares of the Company were listed for trading on the predecessor of the TSX-Venture Exchange the 15th day of June, 1994.

Our common shares have been quoted for trading on the NASD OTC Bulletin Board since November 8, 2000.

Item 10.

Additional Information

10.A

Share Capital

Not applicable.

10.B

Memorandum and Articles of Association

The Company incorporates by reference its Report on Form 20F filed on May 3, 2004 and the disclosure in subsequent filings by way of Report on Form 6K.

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

There are no federal Canadian limitations or restrictions on the right to own our common shares.

Some regulatory restrictions, and disclosure obligations, would apply to persons purchasing 5% or more of our issued and outstanding common shares.  Persons resident outside of Canada might be subject to foreign investment review regulations if they were to purchase a controlling interest in the Company.

There are no provisions in our bylaws or articles of association that would have the effect of delaying, deferring or preventing a change in control.

There are no provisions in our bylaws or articles of association that establish any threshold for disclosure of ownership.  However, the Alberta and British Columbia Securities Commission requires that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings and must disclose any plans to acquire additional securities above that 10%.

10.C

Material Contracts

In the previous two fiscal years ended December 31, the Company has entered into the following material contracts:

•

Mineral Property Purchase Agreement dated January 15, 2003 between Mr. David G. Lorne and us respecting the Target 2 Claim, as summarized on page 10.

•

Mineral Property Purchase Agreement dated April 15, 2003 between Mr. David G. Lorne and us respecting the Target 1 Claim as summarized on page 10.

•

Option Agreement dated May 17, 2004 between Zazu Exploration, Inc. and us to acquire an interest in the Gold Hill Project near Cantwell, Alaska as summarized on page 10.

•

Mineral Property Option Agreement dated April 1, 2005 between us and Alberta Star Development Corp. respecting certain claims as summarized on page 11.

The Company has not entered into any other material agreements other than in the ordinary course of its business.  We have excluded management and public relations agreements as being in the ordinary course of the Company’s business.

10.D

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.  See "Item 10.E Taxation".

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

10.E

Taxation

Certain US Federal Income Tax Consequences

The  following is a general  discussion of the material  United  States  Federal income tax law for U.S. holders that hold such common shares as a capital asset, as  defined  under  United  States  Federal  income  tax law and is  limited  to discussion  of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"),  Treasury  Regulations, published  Internal  Revenue Service ("IRS") rulings,  published  administrative positions of the IRS and court decisions that are currently  applicable,  any or all  of  which  could  be  materially  and  adversely  changed,  possibly on a retroactive  basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S.  Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual  resident) of the United States for federal  income tax  purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and  District of Columbia, or under the law of the United States or any State or Territory or any  political subdivision  thereof, or a trust or estate the income of which is includable in its gross income for federal income tax  purposes  without  regard to its source,  if, (i) a court within the United States is able to exercise primary  supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.

For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies,  broker-dealers  and  Holders  who  acquired  their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on common shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S.  Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S.  Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common  shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income" and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net  capital  loss may be carried  back three years from the loss year and carried  forward five years from the loss year to be offset against  capital gains until such net capital loss is thereby exhausted.

Certain Canadian Federal Income Tax Consequences

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person who owns one or more common shares of the Company (the "Shareholder"), and who at all material times for the purposes of the Income Tax Act (Canada)  (the  "Canadian  Act") deals at arm's length with the Company,  holds all common shares solely as capital property, is a  non-resident  of Canada,  and does not, and is not deemed to, use or hold any Common  share in or in the course of  carrying  on  business  in  Canada.  It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations  thereunder,  and the Canada-United States Income Tax Convention (1980) (the  "Treaty") as amended.  This summary takes into account all specific proposals  to amend the  Canadian Act and the  regulations  thereunder  publicly announced  by the  government  of Canada to the date  hereof  and the  Company's understanding of the current published administrative and assessing practices of Canada Customs and Revenue  Agency.  It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Shareholder's particular circumstances.

A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty.  A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the  Shareholder  provided  that the Common share is listed on a stock  exchange that is  prescribed  for the purposes of the  Canadian  Act (the  Toronto  Stock Exchange is so prescribed),  and that neither the  Shareholder,  nor one or more persons  with  whom  the  Shareholder  did not deal at  arm's  length,  alone or together at any time in the five years  immediately  preceding  the  disposition owned,  or owned any right to acquire,  25% or more of the issued  shares of any class of the capital  stock of the Company.  In addition,  the Treaty  generally will  exempt a  Shareholder  who is a  resident  of the  United  States  for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax  in  respect  of  any  capital  gain  realized  by  the  Shareholder  on the disposition of a Common share,  from such  liability  provided that the value of the  Common  share is not  derived  principally  from real  property  (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the  disposition,  a "permanent establishment"  or "fixed  base," as those terms are defined for the purposes of the  Treaty,  available  to the Shareholder  in  Canada.  The Treaty may not be available to a  non-resident Shareholder that is a U.S. LLC, which is not subject to tax in the U.S. Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited,  by the Company to a Shareholder  will be subject to  Canadian  withholding  tax at the  rate of 25% on the gross  amount  of the dividend, or such lesser rate as may be available under an applicable income tax treaty.  Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend.  It is Canada Customs and Revenue Agency`s position that the Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.F     Dividends and paying agents

Not Applicable to Annual Reports on Form 20F.

10.G

Statement by experts

Not Applicable to Annual Reports on Form 20F.

10.H

Documents on Display

The documents concerning the Company which are referred to in this Report on Form 20F are located at its principal executive offices at the address on the face page of this Report.

10.I     Subsidiary Information

The Company does not have any subsidiaries.

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

The Company does not have market portfolios and does not engage in trading risk sensitive instruments or financial instruments.  The Company is an extractive enterprise.

Item 12.

Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

The Company has had no material defaults in payment of principal, interest or sinking or purchase fund instalments.  The Company is an extractive enterprise.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.

Controls and Procedures

Our Chief Executive Officer and President, Stuart Rogers and our Chief Financial Officer, David Pearce, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Exchange Act Rule 13(a)-14(c) within 90 days of the date of this Form 20-F have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

Under US Exchange Act Rule 13a-15(e) the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the US Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the US Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

15.D

Changes in Internal Control over financial reporting

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Accounting Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

Item 16.

[reserved]

16A.

Audit Committee Financial Expert

We do not have an audit committee financial expert serving on our audit committee.

16.B

Code of Ethics

The Company does not have a written Code of Ethics.  No Code of Ethics is presently required under the Company’s incorporating jurisdiction, its Canadian reporting jurisdictions or the rules of the TSX Venture Exchange.

16.C

Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were approximately $3,100 for the year ending December 31, 2003 and $8,200 for the year ending December 31, 2004.

(b)

Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were zero ($nil).

(c)

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $200 per year for each year for preparation of the Company’s tax returns.

(d)

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending December 31, 2004 and $nil in the year ending December 31, 2003.

16.D

Exemptions from the Listing Standards for Audit Committees

The disclosure required under Exchange Act Rule 10A-3(d) is not applicable to the Company.

16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company made no issuer repurchases, including any made pursuant to a publicly announced plan or program or made pursuant to a plan or program that was not announced publicly, in the last two fiscal years.  The Company made no open market issuer repurchases.

PART III

Item 17.

Financial Statements

Our financial statements are attached hereto immediately after the signatures section.  Our audited financial statements include:

•

our balance sheets as at December 31, 2004 and December 31, 2003;

•

statements of loss and deficit for the periods ended December 31, 2004, December 31, 2003 and December 31, 2002;

•

statements of cash flows for the periods ended December 31, 2004, December 31, 2003 and December 31, 2002; and

•

notes to the financial statements.

All of these were prepared by our auditor, Dale Matheson Carr-Hilton LaBonte, Independent Chartered Accountants.  Their audit report thereon is included in this report on Form 20F.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 8.  All figures are expressed in Canadian dollars.

Item 18.

Financial Statements

See "Item 17 Financial Statements"

Item 19.

Exhibits

1.

Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles and Bylaws *

4.

Material Contracts

(a)

Management Agreement dated May 8, 2002 between Vancan Capital Corp. and West Oak Capital Group Ltd.**

(b)

Mineral Property Purchase Agreement dated January 15, 2003 between Vancan Capital Corp. and David G. Lorne respecting the Target 2 Claim. ***

(c)

Mineral Property Purchase Agreement dated April 15, 2003 between Vancan Capital Corp. and David G. Lorne respecting the Target 1 Claim. ***

(d)

Option Agreement dated May 17, 2004 between MAX Resource Corp. and Zazu Exploration, Inc. to acquire an interest in the Gold Hill Project near Cantwell, Alaska.

(e)

Mineral Property Option Agreement with Alberta Star Development Corp. to acquire up to a 50% interest in the MacInnis Lake Uranium Property dated April 1, 2005.

31

Section 302 Certifications

32

Section 906 Certifications

* incorporated by reference from our Form 20-F that was originally filed with the commission on June 8, 2001.

** incorporated by reference from our Form 20-F that was originally filed with the commission on June 28, 2002.

*** incorporated by reference from our Form 20-F that was originally filed with the commission on June 27, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  June 29, 2005

By:  /s/ Stuart Rogers

       Stuart Rogers, President

MAX RESOURCE CORP.

(Formerly Vancan Capital Corp.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

AUDITORS’ REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

AUDITORS’ REPORT

To the Shareholders of Max Resources Corp. (formerly Vancan Capital Corp.)

We have audited the balance sheets of Max Resource Corp. (formerly Vancan Capital Corp.) as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

“Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

March 31, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors’ would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company’s ability to continue as a going concern.  Our report to the shareholders dated March 31, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

“Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

March 31, 2005

MAX RESOURCE CORP.

(Formerly Vancan Capital Corp.)

BALANCE SHEETS

(Expressed In Canadian Dollars)

		December 31,	December 31,
		2004	2003

ASSETS

	CURRENT
	Cash	$2,010	$269,196
	Taxes recoverable and prepaids	3,137	7,968
		5,147	277,164

MINERAL PROPERTIES (Note 3)		681,862	198,038
EQUIPMENT		738	923

		$687,747	$476,125

LIABILITIES

	CURRENT
	Accounts payable and accrued liabilities	$35,334	$30,133
	Due to related parties (Note 4)	27,080	48,400

		62,414	78,533

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued:	5,948,125 common shares (2003: 4,530,625 common shares)	1,823,544	1,466,119
CONTRIBUTED SURPLUS		128,948	49,000
DEFICIT		(1,327,159)	(1,117,527)

		625,333	397,592

		$687,747	$476,125

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

(Formerly Vancan Capital Corp.)

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed In Canadian Dollars)

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

EXPENSES
Consulting	$50,383	1,035	-
Stock based compensation - consultants, management and investor relations (Note 4)	60,224	49,000	-
Amortization	185	231	288
Management fees (Note 4)	30,000	55,000	60,000
Office and general	5,179	4,682	4,969
Professional fees	13,054	8,933	14,722
Rent	-	19,000	13,500
Transfer agent, filing fees and shareholder relations	49,931	16,326	13,657
Travel and promotion	1,548	3,642	3,211

LOSS BEFORE THE FOLLOWING	(210,504)	(157,849)	(110,347)

Interest Income	872	643	-

NET LOSS FOR THE YEAR	(209,632)	(157,206)	(110,347)

DEFICIT, BEGINNING OF YEAR	(1,117,527)	(960,321)	(849,974)

DEFICIT, END OF YEAR	$(1,327,159)	(1,117,527)	(960,321)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.04)	(0.05)	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	5,402,255	3,405,611	1,830,009

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

(Formerly Vancan Capital Corp.)

STATEMENTS OF CASH FLOWS

(Expressed In Canadian Dollars)

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(209,632)	(157,206)	(110,347)
Adjust for items not involving cash:
Amortization	185	231	288
Non-cash consulting, management and investor relations expense – stock based compensation	60,224	49,000	-

	(149,223)	(107,975)	(110,059)
Changes in non-cash working capital items:
(Increase) in taxes recoverable and prepaids	4,831	(7,008)	(488)
Increase (decrease) in accounts payable	5,201	43,503	(26,332)

CASH USED IN OPERATING ACTIVITIES	(139,191)	(71,480)	(136,879)

FINANCING ACTIVITIES
Advances from (repayments to) related parties	(21,320)	(6,467)	1,600
Issuance of common shares	236,425	376,700	186,000

CASH PROVIDED BY FINANCING ACTIVITIES	215,105	370,233	187,600

INVESTING ACTIVITIES
Mineral property acquisition and exploration costs (Note 3)	(343,100)	(82,038)	-

CASH USED IN INVESTING ACTIVITIES	(343,100)	(82,038)	-

INCREASE IN CASH DURING THE YEAR	(267,186)	216,715	50,721

CASH, BEGINNING OF YEAR	269,196	52,481	1,760

CASH, END OF YEAR	$2,010	269,196	52,481

SUPPLEMENTARY DISCLOSURE:

Interest paid	$-	-	-
Income taxes paid	$-	-	-

OTHER NON-CASH TRANSACTIONS:  During the year ended December 31, 2003 the Company issued 200,000 shares for mineral properties at $0.20 per share, and 200,000 shares for mineral properties at $0.38 per share.  Refer to Note 3.

During the year ended December 31, 2004 the Company issued 100,000 shares for mineral properties at $0.47 per share, and 200,000 shares for mineral properties at $0.37 per share.  Refer to Note 3.

During the year ended December 31, 2004 the Company issued 100,000 warrants valued at $19,724 for mineral properties, Refer to Note 3.

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

(Formerly Vancan Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral property activities.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, significant losses are anticipated prior to the generation of any revenues.

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

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as indicated in Note 8, they also comply, in all material respects, with generally accepted accounting principles in the United States.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Mineral properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect recoverable value.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

Equipment

Equipment is amortized at 20% per annum on a declining balance basis.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants have been excluded as they are anti-dilutive.

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  Effective January 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-based compensation and other stock-based payments, released in November 2003, whereby it expenses all stock-based compensation awards, made or altered on or after January 1, 2003, on a prospective basis.  The standard requires that all new or altered stock based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.  No stock options were granted by the Company during 2002.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

The Company’s financial instruments consist of cash, taxes recoverable and prepaids, accounts payable and accrued liabilities and amounts due to related parties.  The fair value of the Company’s financial instruments are estimated by management to approximate their carrying values based due to their immediate or short-term maturity.

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

Risk management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.  The Company is not exposed to significant credit concentration or interest rate risk.

Translation of Foreign Currency

Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these translations are charged to operations in the year in which incurred.

Asset retirement obligations

The Company has adopted the CICA Handbook section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  This section was effective on January 1, 2004.  The adoption of this standard did not have a material impact on the financial position and results of operations.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs and amortized over the estimated useful lives of the corresponding mineral properties.

NOTE 3.

MINERAL PROPERTIES

Target Claims, Northwest Territories, Canada

Effective January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”).  During 2003, the Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incurring a minimum of $100,000 (subsequently revised to $50,000) in exploration expenditures on the Claim, which were required to be made on or before December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest during 2003, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

During the year ended December 31, 2004 exploration costs of $nil  (2003 - $52,038 ) were incurred related to the Target Claims in the Northwest Territories as follows:

Field expenses	$ 3,300
Geological consulting	11,638
Geophysical survey	25,000
Travel	12,100
$ 52,038

Gold Hill Property, Alaska

During 2004 the Company entered into an Option Agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska.  Under the terms of the Option Agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 shares valued at $47,000 and 100,000 warrants valued at $19,724 (refer to Note 5) exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company must issue an additional 200,000 shares by January 1, 2005 (issued effective December 31, 2004 at a value of $74,000) and a further 200,000 shares by January 1, 2006.

The Company will assume all of Optionor’s obligations under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                      $5,000 (paid)

2005                 150,000                                         15,000 (paid effective December 31, 2004)

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                       100,000

Upon exercise of the Option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying the Company the lesser of US$5,000,000 or 300% of all costs incurred  to completion of a Feasibility Report.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, the Company will pay to the Optionor an additional NSR of 1%.

During the year ended December 31, 2004 the Company incurred the following exploration expenses on the Gold Hill Property:

Drilling	$ 64,914
Field expenses	111,028
Geological consulting	83,089
Lease payments	9,567
Staking	10,811
$ 279,409

NOTE 4.

RELATED PARTY TRANSACTIONS

During 2004, management fees of $30,000 (2003 - $55,000; 2002 - $60,000) were paid or accrued to a private company controlled by a director.  In addition, rent of nil (2003 - $19,000; 2002 - $13,500) was paid to this related party.  As at December 31, 2004 $27,080 (2003 - $48,400; 2002 - $36,600) was owing to this related party.  With the exception of the granting of stock options, these transactions were measured at the exchange amount agreed to by the related parties.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value
Issued:
During the initial year ended March 31, 1995

Escrow shares	1,500,000	$ 75,000
Balance, March 31, 1995	1,500,000	75,000

Public offering	2,000,000	156,675
Agent’s option	100,000	10,000
Balance, March 31, 1996	3,600,000	241,675

Agent’s option	100,000	10,000
Private placements	350,000	174,250
Stock options	217,500	21,750
Shares issued for Harrison Lake property	50,000	17,500
Balance, March 31, 1997	4,317,500	465,175

Warrants exercised	175,000	96,250
Balance, March 31, 1998 and 1999	4,492,500	561,425

Public offering	500,000	135,994
Shares issued for mineral property	25,000	11,250
Balance, March 31, 2000	5,017,500	708,669

Shares issued for mineral property	50,000	22,500
Exercise of warrants	125,000	56,250
Balance at December 31, 2000 and 2001	5,192,500	787,419

Share consolidation, 4:1	(3,894,375)	-
	1,298,125	787,419

Exchange of special warrants	1,162,500	186,000
Balance at December 31, 2002	2,460,625	973,419

Private placement	600,000	102,000
Shares issued for mineral properties	400,000	116,000
Exercise of warrants	70,000	14,700
Private placement	1,000,000	260,000
Balance at December 31, 2003	4,530,625	1,466,119

Shares issued for mineral properties	300,000	121,000
Exercise of stock options	25,000	7,000
Exercise of warrants	1,092,500	229,425

Balance at December 31, 2004	5,948,125	$ 1,823,544

Private Placements

During 2002, the Company completed a private placement of 1,162,500 special warrants at a price of $.16 per special warrant for net proceeds of $186,000.  Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $.21 per share for a period of two years from the date of the issuance of the special warrant.  In July, 2002 the special warrants were all exchanged for 1,162,500 common shares and 1,162,500 share purchase warrants of which 70,000 were exercised during the year ended December 31, 2003, with the remaining 1,092,500 share purchase warrants exercised prior to their expiry in May, 2004.

In January 2003 the Company completed a private placement of 600,000 units at $0.17 per unit for proceeds of $102,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common shares at a price of $0.23 until January 15, 2005.  There were 600,000 of these share purchase warrants outstanding at December 31, 2004 which were all exercised subsequently.

In December 2003 the Company completed a private placement of 1,000,000 units at $0.26 per unit for proceeds of $260,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common shares at a price of $0.40 for two years.  There were 1,000,000 share purchase warrants exercisable at $0.40 per share outstanding at December 31, 2004.

Stock Options

In 2003 the Company granted stock options to directors and employees entitling them to purchase 306,000 common shares at a price of $0.28 per share to February 5, 2005 The granting of these options resulted in a stock based compensation expense of $49,000 being recorded representing the fair value of the options.  In accordance with the new accounting recommendations effective January 1, 2003, the Company has elected to expense the fair value of all stock options granted.  The total fair value of $49,000 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3% and an expected volatility of 112%

In 2004, the Company granted stock options to directors and employees entitling them to purchase 283,000 common shares at a price of $0.40 per share to June 30, 2006.  The granting of these options resulted in a stock based compensation expense of $60,224 being recorded during 2004.  The total fair value of $60,224 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 99.44%.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2001	-	-	-
Options granted	524,200	$0.56	0.02 years
Options exercised	-	-	-
Options cancelled and expired	-	-	-
Balance, December 31, 2002	524,200	$0.56	0.02 years
Options granted	306,000	$0.28	-
Options exercised	-	-	-
Options cancelled and expired	(524,200)	-	-

Balance, December 31, 2003	306,000	$0.28	1.16 years
Options granted	283,000	$0.40	-
Options exercised	(25,000)	$0.28	-
Options cancelled and expired	-	-	-

Balance, December 31, 2004	564,000	$0.34	0.33 years

At December 31, 2004 281,000 options are outstanding to purchase 281,000 common shares at a price of $0.28 per share to February 5, 2005, with a further 283,000 options outstanding to purchase 283,000 common shares at a price of $0.40 per share to June 30, 2006.

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2002 and 2001	-	-	-
Warrants issued	2,762,500	$0.28	-
Warrants exercised	(70,000)	0.21	-
Warrants cancelled and expired	-	-	-

Balance, December 31, 2003	2,692,500	$0.29	1.11 years
Warrants issued	100,000	0.47	-
Warrants exercised	(1,092,500)	0.21	-
Warrants cancelled and expired	-	-	-

Balance, December 31, 2004	1,700,000	$0.34	0.67 years

In 2004 the Company issued 100,000 warrants in connection with the Gold Hill Property (refer to Note 3).  The fair value of these warrants was estimated to be $19,724 and was capitalized as a mineral property acquisition cost.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 99.44%.

NOTE 6.

INCOME TAXES

The Company has non-capital losses of approximately $983,000 which may be available to offset future income for income tax purposes which expire over the next seven years.  In addition, there are resource-related expenditures of approximately $734,000 which maybe be used to offset future taxable Canadian resource income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.  Due to the uncertainty of realization of these loss carryforwards, the benefit is not reflected in the financial statements as the Company has provided a full valuation allowance for the potential future tax assets resulting from these loss carryforwards.

NOTE 7.

SUBSEQUENT EVENTS

Subsequent to December 31, 2004, 600,000 warrants were exercised for proceeds of $138,000.

Subsequent to December 31, 2004 stock options exercisable to purchase 281,000 common shares at a price of $0.28 per share to February 5, 2005 expired.

In February 2005 the Company granted 371,000 stock options to directors and employees entitling them to purchase 371,000 common shares at a price of $0.30 per share to February 23, 2007.

The Company entered into an agreement (the “Option Agreement”) with Alberta Star Development Corp. whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories, subject to acceptance for filing by the TSX Venture Exchange (the “Exchange”).  The terms of the Option Agreement call for payments as follows:

(i)

cash payments totalling $30,000 ($15,000 upon acceptance of the Option Agreement by the Exchange and $15,000 one year from the date of acceptance);

(ii)

the issuance to Alberta Star of 200,000 shares of the Company upon acceptance of the Option Agreement; and

(iii)

work commitments totalling $2,000,000 over a five year period ($750,000 in the first year; $250,000 in the second year; $250,000 in the third year; $250,000 in the fourth year and $500,000 in the fifth and final year).

The terms of the Option Agreement call for the Company to earn a 25% interest in the MacInnis Lake project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  The Company may earn a further 25% interest when it completes the $2,000,000 in work commitments.  The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the Option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as Operator on the MacInnis Lake project for the term of the Option Agreement.

To satisfy its initial obligations under the Option Agreement, the Company has agreed to a non-brokered private placement of 1,000,000 units at $0.40 per unit.  Each unit will consist of one common share and a half non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of the Company for $0.50 per share for a two year period from closing.  A finder’s fee may be paid in accordance with Exchange policies on a portion of this private placement, which is subject to acceptance for filing by the Exchange.

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

a)

Exploration stage enterprise:

Under US accounting standards, the Company is considered to be an enterprise in the exploration stage as substantially all of its efforts have been directed towards the investigation of business opportunities and exploration of resource properties.  Accounting principles for exploration stage enterprises require the specific disclosure of this fact and the presentation of certain cumulative information from the inception of the exploration stage.  However, it does not require any changes in the measurement of assets, liabilities, revenues or expenses from that set out in the financial statements prepared in accordance with Canadian GAAP.

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

d)

Stock-based compensation

As described in Note 5, the Company has previously granted stock options to certain directors, employees and consultants. Under previous Canadian GAAP, no compensation expense was recorded in connection with the granting of stock options.  Under US GAAP, the Company accounts for stock-based compensation in respect of stock options granted to directors and employees using the intrinsic value based method in accordance with APB Opinion No. 25.  Stock options granted to non-employees are accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”).  Commencing January 1, 2003, under Canadian GAAP the Company expenses the fair value of all stock options granted and under US GAAP has elected to prospectively change its accounting policy to account for all stock options granted in accordance with SFAS 123.  As a result, effective January 1, 2003, there is no difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP.

The effect of the accounting differences for exploration costs and stock-based compensation is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002	April 25, 1994 (inception) to December 31, 2004
	$	$	$	$
Total assets, Canadian GAAP	687,747	476,125	54,595
Less: deferred exploration costs	(681,862)	(198,038)	-
Total assets, US GAAP	5,885	278,087	54,595

Deficit, Canadian GAAP	(1,327,159)	(1,117,527)	(960,321)	(1,327,159)
Deferred exploration costs	(681,862)	(198,038)	-	(681,862)
Stock-based compensation	(6,611)	(6,611)	(6,611)	(6,611)
Deficit, US GAAP	(2,015,632)	(1,322,176)	(966,932)	(2,015,632)

Net loss, Canadian GAAP	(209,632)	(157,206)	(110,347)	(1,327,159)
Deferred exploration costs	(483,824)	(198,038)	-	(681,862)
Stock-based compensation	-	-	-	(6,611)
Net loss, US GAAP	(693,456)	(355,244)	(110,347)	(2,015,632)

Basic net loss per share, US GAAP	(0.13)	(0.10)	(0.12)

e)

Recent accounting pronouncements:

In March 2004, the FASB issued EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). The objective of EITF 03-1 is to provide guidance for identifying impaired investments. EITD 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. The disclosure requirements are effective for annual periods ending after June 15, 2004, and remain in effect. Management believes that the adoption of EITF 03-1 will not have a material impact on the Company’s financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs (“SFAS 151”). SFAS 151 requires issuers to treat idle facility expense, freight, handling costs, and wasted material (spoilage) as current-period charges regardless of whether such charges are considered abnormal. In addition, SFAS 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for all inventory costs incurred in fiscal years beginning after June 15, 2005.  Management believes the adoption of this standard will not have a material impact on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123(R)"), which requires the compensation cost related to share-based payments, such as stock options and employee stock purchase plans, be recognized in the financial statements based on the grant-date fair value of the award. SFAS 123(R) is effective for all interim periods beginning after December 15, 2005. Management is currently evaluating the impact of this standard on the Company’s financial condition and results of operations.  Effective January 1, 2003, the Company accounts for all stock options in accordance with SFAS 123 under US GAAP, and accordingly the Company does not believe that the adoption of this standard will have a material impact on the Company’s financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (“SFAS 153”) SFAS 153 requires that exchanges of non-monetary assets are to be measured based on fair value and eliminates the exception for exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005.  Management does not believe that the adoption of this standard will have a material impact on the Company’s financial condition or results of operations.