Form 20-F/A
period 2004-12-31
MAX RESOURCE CORP.
filed 2005-10-06
CIK 1116548

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Form 20-F/A Annual Report

Table of Contents

                         Part I

Page

Item 1.

Identity of Directors, Senior Management and Advisers

 4

Item 2.

Offer Statistics and Expected Timetable

 4

Item 3.

Key Information

 4

Item 4.

Information on the Company

 9

Item 5.

Operating and Financial Review and Prospects

29

Item 6.

Directors, Senior Management and Employees

32

Item 7.

Major Shareholders and Related Party

37

Transactions

Item 8.

Financial Information

39

Item 9.

The Offer and Listing

40

Item 10.

Additional Information

41

Item 11.

Quantitative and Qualitative

47

Disclosures about Market Risk

Item 12.

Description of Securities other than Equity Securities

47

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

48

Item 14.

Material Modifications to the Rights of Securities Holders

48

and Use of Proceeds

Item 15.

Controls and Procedures

48

Item 16A.

Audit Committee Financial Expert

49

Part III

Item 17.

Financial Statements

50

Item 18.

Financial Statements

50

Item 19.

Exhibits

51

FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F/A) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F/A annual report, or that are otherwise made by or on our behalf.  For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

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

Our properties may not have been examined in detail by a qualified mining engineer or geologist.

Our properties are in an exploratory stage.  As a result, they may not have been examined in detail by a qualified mining engineer or geologist who could quantify exactly what their economic potential or value, if any, is.

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

The Gold Hill Option Agreement:

On May 17, 2004 we entered into an Option Agreement with Zazu Exploration, Inc. (“Zazu”) to acquire a 90% interest, or “ownership”, in the Gold Hill Property near Cantwell, Alaska. Zazu Exploration, Inc. is a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.

Under the terms of the Option Agreement, we paid $63,691 (US$48,200) and issued 100,000 shares valued at $47,000 and 100,000 warrants exercisable at $0.47 per share for a two year period. In order to maintain the Option, the Company had to issue an additional 200,000 shares by January 1, 2005 (issued at a value of $74,000) and a further 200,000 shares by January 1, 2006.  Only the issuance of the shares due January 1, 2006 is still outstanding and when we issue these shares, we will have exercised the option and acquired a 90% interest in the Gold Hill Property.

Under the terms of the Option Agreement, we have assumed all of Zazu’s obligations, including the obligation to make annual payments to maintain the claims comprising the Gold Hill Property, under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year

Work Commitment

Advance Royalty

2004

          $100,000 (incurred)

          $    5,000 (paid)

2005

150,000

  15,000 (paid)

2006

250,000

  25,000

2007

250,000

  25,000

2008

500,000

  50,000

2009

500,000

  75,000

2010

500,000

100,000

Assuming we exercise the option, our 90% interest will be subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying us the lesser of US$5,000,000 or 300% of all costs incurred to completion of a Feasibility Report.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, we will pay to Zazu an additional NSR of 1%.

Approximately US$110,000 of the 2005 work commitment has already been expended during 2004.  Approximately US$40,000 of the 2005 work commitment still has to be spent as of the date of this report.

The Target Claims Agreements:

By agreement dated April 16, 2003, we obtained the right to acquire a 50% interest or “ownership” in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).  We acquired our 50% interest by paying $15,000 and issuing 200,000 common shares at a price of $0.38 per share.

By agreement dated January 15, 2003 we entered into an agreement to acquire a 50% interest or “ownership” in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”).  We acquired our 50% interest in the claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incur a minimum of $100,000 (since reduced to $50,000, which amount has already been incurred) in exploration expenditures on the Claim in stages by December 31, 2004.

Both of the Target Claims Agreements provide that we will enter into a single purpose joint venture agreement with David G. Lorne, or whoever he assigns his 50% interest to, to further explore and develop the Target Claims once we complete the exploration expenditure of our interest in each claim.  Mr. Lorne has sold his 50% interest in the Target 1 and Target 2 claim to Alberta Star Development Corp., a Canadian company which trades on the TSX-Venture Exchange as we do.

MacInnis Lake Uranium Project

The Company, subsequent to the year ended December 31, 2004, entered into an option agreement (the “Option Agreement”) with Alberta Star Development Corp. (“Alberta Star”) to acquire up to a 50% interest or “ownership” in the MacInnis Lake Uranium Property.  The Option Agreement was dated April 1, 2005.

The terms of the Option Agreement with Alberta Star, which was closed on April 19, 2005, call for MAX to earn the 50% interest by:

(i)

making cash payments totalling $30,000 (of which $15,000 has been paid and $15,000 is due one year from the date of TSX-Venture Exchange acceptance);

(ii)

issuing to Alberta Star of 200,000 shares of MAX (which have been issued); and

(iii)

performing exploratory work commitments totalling $2,000,000 over a five year period (being $750,000 in the first year; $250,000 in the second year; $250,000 in the third year; $250,000 in the fourth year and $500,000 in the fifth and final year).

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

As of June 28, 2005, we have only spent $229,536 on exploration of the MacInnis Lake project, primarily comprised of an airborne geophysical survey flown over the property in early June, 2005.  As a result, no interest has yet been earned in the property.

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

Gold Hill Property:

Description, Location and Access:

The Gold Hill property is located near Cantwell, Alaska in the Valdez Creek mining district. Cantwell is approximately 212 miles north northeast of Anchorage by paved highway.   The property is accessible to within five air miles of the property by the all-weather unpaved Debnali Highway (State Highway 8) approximately 53 miles from Cantwell.  This road is not normally plowed during the winter months but is accessible by tracked vehicles during the winter.  An unimproved dirt road heads westerly from the highway at milepost 80 for approximately 11 miles to the camp site at the Gold Hill property.  Access is by All Terrain Vehicle or tracked vehicles along this unimproved dirt road.

Electricity is not available at the property site, with surface water abundant within the property boundaries.

A map of the location of the Gold Hill property follows:

Gold Hill Project Location Map
Matanuska-Susitna Borough, Alaska

Gold Hill Project
Highway
Cities
0 100
Miles
0 100
Kilometers
Cantwell
Gold Hill
See Inset 'A'
Anchorage
Cantwell
Gold Hill
Anchorage
0 200
Miles
0 200
Km
Inset 'A'
Alaska Range
Denali Borough
Matanuska-Susitna Borough
Delta/Greely REAA
Cantwell
Denali Hwy
Clearwater Mountains
GOLD HILL
PROPERTY
Maclaren River
Copper River
REAA
0 20
Miles
0 20
Kilometers
Talkeetna Mountains

MAX RESOURCE CORP

The claim numbers of the Gold Hill Property are as follows:

Certificate of		Talkeetna
Location Recorded In		Recording			ADL
Date of	Date of	District			Serial	Location
Claim Name	Location	Recording	Book	Page(s)	Number	Sec	T.	R.
SUS 447	7/24/1988	10/13/1988	123	201-202	525675	19	21 S	1 W.
SUS 448	7/24/1988	10/13/1988	123	203	525676	19,20	21 S	1 W.
SUS 449	7/24/1988	10/13/1988	123	204	525677	20	21 S	1 W.
SUS 450	7/24/1988	10/13/1988	123	205	525678	20	21 S	1 W.
SUS 451	8/21/1994	11/2/1994	150	155-156	538433	20	21 S	1 W.
SUS 452	8/21/1994	11/2/1994	150	157	538434	20,21	21 S	1 W.
SUS 453	8/21/1994	11/2/1994	150	158	538435	21	21 S	1 W.
SUS 454	8/21/1994	11/2/1994	150	159	538436	21	21 S	1 W.
SUS 547	7/24/1988	10/13/1988	123	206	525679	18,19	21 S	1 W.
SUS 548	7/24/1988	10/13/1988	123	207	525680	17-20	21 S	1 W.
SUS 549	7/24/1988	10/13/1988	123	208	525681	17,20	21 S	1 W.
SUS 550	7/24/1988	10/13/1988	123	209	525682	17,21	21 S	1 W.
SUS 551	8/21/1994	11/2/1994	150	160	538437	17,22	21 S	1 W.
SUS 552	8/21/1994	11/2/1994	150	161	538438	16,17,20,21	21 S	1 W.
SUS 553	8/21/1994	11/2/1994	150	162	538439	16,21	21 S	1 W.
SUS 554	8/21/1994	11/2/1994	150	163	538440	16,22	21 S	1 W.
SUS 555	8/21/1994	11/2/1994	150	164	538441	16,23	21 S	1 W.
SUS 556	8/21/1994	11/2/1994	150	165	538442	15,16,21,22	21 S	1 W.
SUS 647	7/23/1988	10/13/1988	123	210	525683	18	21 S	1 W.
SUS 648	7/24/1988	10/13/1988	123	211	525684	17-20	21 S	1 W.
SUS 649	7/24/1988	10/13/1988	123	212	525685	17	21 S	1 W.
SUS 650	7/24/1988	10/13/1988	123	213	525686	17	21 S	1 W.
SUS 651	8/18/1994	11/2/1994	150	166	538443	17	21 S	1 W.
SUS 652	8/18/1994	11/2/1994	150	167	538444	16,17	21 S	1 W.
SUS 653	8/18/1994	11/2/1994	150	168	538445	16	21 S	1 W.
SUS 654	8/18/1994	11/2/1994	150	169	538446	16	21 S	1 W.
SUS 655	8/18/1994	11/2/1994	150	170	538447	16	21 S	1 W.
SUS 656	8/18/1994	11/2/1994	150	171	538448	15,16	21 S	1 W.
SUS 657	8/18/1994	11/2/1994	150	172	538449	15	21 S	1 W.
SUS 658	8/19/1994	11/2/1994	150	173	538450	15	21 S	1 W.
SUS 747	7/23/1988	10/13/1988	123	214	525687	18	21 S	1 W.
SUS 748	7/25/1988	10/13/1988	123	215	525688	17,18	21 S	1 W.
SUS 749	8/18/1994	11/2/1994	150	174	538451	17	21 S	1 W.
SUS 750	8/18/1994	11/2/1994	150	175	538452	17	21 S	1 W.
SUS 751	8/19/1994	11/2/1994	150	176	538453	17	21 S	1 W.
SUS 752	8/19/1994	11/2/1994	150	177	538454	16,17	21 S	1 W.
SUS 753	8/19/1994	11/2/1994	150	178	538455	16	21 S	1 W.

SUS 754	8/19/1994	11/2/1994	150	179	538456	16	21 S	1 W.
SUS 755	8/19/1994	11/2/1994	150	180	538457	16	21 S	1 W.
SUS 756	8/19/1994	11/2/1994	150	181	538458	15,16	21 S	1 W.
SUS 757	8/19/1994	11/2/1994	150	182	538459	15	21 S	1 W.
SUS 758	8/19/1994	11/2/1994	150	183	538460	15	21 S	1 W.
SUS 759	8/19/1994	11/2/1994	150	184	538461	15	21 S	1 W.
SUS 845	7/25/1988	10/13/1988	123	217	525690	18	21 S	1 W.
SUS 846	7/25/1988	10/13/1988	123	218	525691	18	21 S	1 W.
SUS 847	7/23/1988	10/13/1988	123	219	525692	18	21 S	1 W.
SUS 848	8/19/1994	11/2/1994	150	185	538462	17,18	21 S	1 W.
SUS 849	8/18/1994	11/2/1994	150	186	538463	17	21 S	1 W.
SUS 850	8/18/1994	11/2/1994	150	187	538464	17	21 S	1 W.
SUS 851	8/19/1994	11/2/1994	150	188	538465	17	21 S	1 W.
SUS 852	8/19/1994	11/2/1994	150	189	538466	16,17	21 S	1 W.
SUS 853	8/19/1994	11/2/1994	150	190	538467	16	21 S	1 W.
SUS 854	8/19/1994	11/2/1994	150	191	538468	16	21 S	1 W.
SUS 855	8/19/1994	11/2/1994	150	192	538469	16	21 S	1 W.
SUS 856	8/19/1994	11/2/1994	150	193	538470	15,16	21 S	1 W.
SUS 857	8/19/1994	11/2/1994	150	194	538471	15	21 S	1 W.
SUS 858	8/19/1994	11/2/1994	150	195	538472	15	21 S	1 W.
SUS 859	8/19/1994	11/2/1994	150	196	538473	15	21 S	1 W.
SUS 860	8/19/1994	11/2/1994	150	197	538474	14,15	21 S	1 W.
SUS 945	7/25/1988	10/13/1988	123	221	525694	7,18	21 S	1 W.
SUS 946	7/25/1988	10/13/1988	123	222	525695	7,18	21 S	1 W.
SUS 947	7/23/1988	10/13/1988	123	223	525696	7,18	21 S	1 W.
SUS 948	8/19/1994	11/2/1994	150	198	538475	7,8,17,18	21 S	1 W.
SUS 949	8/18/1994	11/2/1994	150	199	538476	8,17	21 S	1 W.
SUS 950	8/18/1994	11/2/1994	150	200	538477	8,17	21 S	1 W.
SUS 951	8/20/1994	11/2/1994	150	201	538478	8,17	21 S	1 W.
SUS 952	8/20/1994	11/2/1994	150	202	538479	8,9,16,17	21 S	1 W.
SUS 953	8/20/1994	11/2/1994	150	203	538480	9,16	21 S	1 W.
SUS 954	8/20/1994	11/2/1994	150	204	538481	9,16	21 S	1 W.
SUS 955	8/20/1994	11/2/1994	150	205	538482	9,16	21 S	1 W.
SUS 956	8/20/1994	11/2/1994	150	206	538483	9,10,15,16	21 S	1 W.
SUS 957	8/20/1994	11/2/1994	150	207	538484	10,15	21 S	1 W.
SUS 958	8/20/1994	11/2/1994	150	208	538485	10,15	21 S	1 W.
SUS 959	8/20/1994	11/2/1994	150	209	538486	10,15	21 S	1 W.
SUS 960	8/20/1994	11/2/1994	150	210	538487	10,11,14,15	21 S	1 W.
SUS 1045	7/25/1988	10/13/1988	123	225	525698	7	21 S	1 W.
SUS 1046	7/25/1988	10/13/1988	123	226	525699	7	21 S	1 W.
SUS 1047	7/23/1988	10/13/1988	123	227	525700	7	21 S	1 W.
SUS 1048	7/26/1988	10/13/1988	123	228	525701	7,8	21 S	1 W.
SUS 1049	8/18/1994	11/2/1994	150	211	538488	8	21 S	1 W.
SUS 1050	8/18/1994	11/2/1994	150	212	538489	8	21 S	1 W.

SUS 1051	8/20/1994	11/2/1994	150	213	538490	8	21 S	1 W.
SUS 1052	8/20/1994	11/2/1994	150	214	538491	8,9	21 S	1 W.
SUS 1053	8/20/1994	11/2/1994	150	215	538492	9	21 S	1 W.
SUS 1054	8/20/1994	11/2/1994	150	216	538493	9	21 S	1 W.
SUS 1055	8/20/1994	11/2/1994	150	217	538494	9	21 S	1 W.
SUS 1056	8/20/1994	11/2/1994	150	218	538495	9,10	21 S	1 W.
SUS 1057	8/20/1994	11/2/1994	150	219	538496	10	21 S	1 W.
SUS 1058	8/20/1994	11/2/1994	150	220	538497	10	21 S	1 W.
SUS 1059	8/20/1994	11/2/1994	150	221	538498	10	21 S	1 W.
SUS 1145	7/23/1988	10/13/1988	123	229	525702	7	21 S	1 W.
SUS 1146	7/23/1988	10/13/1988	123	230	525703	7	21 S	1 W.
SUS 1147	7/23/1988	10/13/1988	123	231	525704	7	21 S	1 W.
SUS 1148	7/23/1988	10/13/1988	123	232	525705	7,8	21 S	1 W.
SUS 1149	7/23/1988	10/13/1988	123	233	525706	8	21 S	1 W.
SUS 1150	7/23/1988	10/13/1988	123	234	525707	8	21 S	1 W.
SUS 1151	7/23/1988	10/13/1988	123	235	525708	8	21 S	1 W.
SUS 1152	7/23/1988	10/13/1988	123	236	525709	8,9	21 S	1 W.
SUS 1153	7/23/1988	10/13/1988	123	237	525710	9	21 S	1 W.
SUS 1154	8/20/1994	11/2/1994	150	222	538499	9	21 S	1 W.
SUS 1155	8/20/1994	11/2/1994	150	223	538500	9	21 S	1 W.
SUS 1156	8/20/1994	11/2/1994	150	224	538501	9,10	21 S	1 W.
SUS 1157	8/20/1994	11/2/1994	150	225	538502	10	21 S	1 W.
SUS 1158	8/20/1994	11/2/1994	150	226	538503	10	21 S	1 W.
SUS 1159	8/20/1994	11/2/1994	150	227	538504	10	21 S	1 W.
SUS 1249	7/26/1988	10/13/1988	123	238	525711	8	21 S	1 W.
SUS 1250	7/26/1988	10/13/1988	123	239	525712	8	21 S	1 W.
SUS 1251	7/26/1988	10/13/1988	123	240	525713	8	21 S	1 W.
SUS 1252	7/26/1988	10/13/1988	123	241	525714	8,9	21 S	1 W.
SUS 1253	7/26/1988	10/13/1988	123	242	525715	9	21 S	1 W.
SUS 1254	7/26/1988	10/13/1988	123	243	525716	9	21 S	1 W.
SUS 1255	8/20/1994	11/2/1994	150	228	538505	9	21 S	1 W.
SUS 1256	8/20/1994	11/2/1994	150	229	538506	9,10	21 S	1 W.
SUS 1257	8/20/1994	11/2/1994	150	230	538507	10	21 S	1 W.
SUS 1258	8/20/1994	11/2/1994	150	231	538508	10	21 S	1 W.
SUS 1350	7/26/1988	10/13/1988	123	244	525717	8	21 S	1 W.
SUS 1351	7/26/1988	10/13/1988	123	245	525718	8	21 S	1 W.
SUS 1352	7/26/1988	10/13/1988	123	246	525719	8,9	21 S	1 W.
SUS 1353	7/26/1988	10/13/1988	123	247	525720	9	21 S	1 W.
SUS 1354	7/26/1988	10/13/1988	123	248	525721	9	21 S	1 W.
SUS 1355	7/26/1988	10/13/1988	123	249	525722	9	21 S	1 W.
SUS 1356	8/21/1994	11/2/1994	150	232	538509	9,10	21 S	1 W.
SUS 1357	8/21/1994	11/2/1994	150	233	538510	10	21 S	1 W.
SUS 1358	8/21/1994	11/2/1994	150	234	538511	10	21 S	1 W.

	State of Alaska MTRSC Claims

		Claim	ADL
		Size (Acres)	Serial Number
GH 01	6/11/04	160	645098	23	21 S	2 W.
GH 02	6/11/04	160	645099	24	21 S	2 W.
GH 03	6/11/04	160	645100	24	21 S	2 W.
GH 04	6/11/04	160	645101	19	21 S	1 W
GH 05	6/11/04	40	645102	19	21 S	1 W
GH 06	6/11/04	40	645103	19	21 S	1 W
GH 07	6/11/04	40	645104	18	21 S	1 W
GH 08	6/11/04	40	645105	18	21 S	1 W
GH 09	6/11/04	160	645106	18	21 S	1 W
GH 10	6/11/04	160	645107	13	21 S	2 W.
GH 11	6/11/04	160	645108	13	21 S	2 W.
GH 12	6/11/04	160	645109	14	21 S	2 W.
GH 13	6/11/04	160	645110	14	21 S	2 W.
GH 14	6/11/04	160	645111	13	21 S	2 W.
GH 15	6/11/04	160	645112	14	21 S	2 W.
GH 16	6/11/04	40	645113	18	21 S	1 W
GH 17	6/11/04	40	645114	18	21 S	1 W
GH 18	6/11/04	40	645115	18	21 S	1 W
GH 19	6/11/04	40	645116	18	21 S	1 W
GH 20	6/11/04	40	645117	7	21 S	1 W
GH 21	6/11/04	40	645118	7	21 S	1 W
GH 22	6/11/04	160	645119	12	21 S	2 W.
GH 23	6/11/04	160	645120	7	21 S	1 W
GH 24	6/11/04	160	645121	7	21 S	1 W
GH 25	6/11/04	40	645122	8	21 S	1 W
GH 26	6/11/04	40	645123	8	21 S	1 W
GH 27	6/11/04	40	645124	8	21 S	1 W
GH 28	6/11/04	160	645125	33	20 S.	1 W
GH 29	6/11/04	160	645126	32	20 S.	1 W
GH 30	6/11/04	160	645127	32	20 S.	1 W
GH 31	6/11/04	160	645128	31	20 S.	1 W
GH 32	6/11/04	160	645129	31	20 S.	1W

The original Gold Hill claims optioned from Zazu encompass 124 state select mining claims (4,960 acres).  An additional 32 claims totaling 3,560 acres were staked  in June, 2004.  The claims, both in the GH and the SUS series, are state, not federal, unpatented lode claims. The claims are unpatented and, as a result, an annual maintenance fee is required to be paid to maintain them.

Maintaining the claims in good standing in the State of Alaska:

Under the State of Alaska’s Annual Rental Law (Alaska Statute 38.05.211, enacted 1989) all locators and holders of State mining locations must pay to the state an annual cash rental in order to keep the claims in good standing.  For all traditional mining claims and ¼ - ¼ section locations (about 40 acres) the annual rental amount is $25/year for the first five years, $55/year for the second five years and $130/year thereafter.  For all ¼ section locations (about 160 acres), the annual rental amount is $100/year for the first five years, $220/year for the second five years and $520/year thereafter.

The dates of the Company’s claims are disclosed in the claims table above.  They vary from 1988 to 2004 and are primarily either 40 acres or 160 acres.

The payment for each rental year is due September 1 of any given year and is payable no later than November 30 in that year.  For 2005, the Company must pay a total of $3,100 to maintain its Alaska claims in good standing.  The claims do not have an expiration date so long as these annual rent payments are made.

History of Exploration and Status:

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

The original assay sheets of the work done by AMAX are not available.  The Company believes that its review of the original pulps from AMAX shows that AMAX did work to industry standards.

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

Because of the disseminated nature of the mineralization found in the drill core, a standard 5 – foot sampling interval was chosen for sampling. After logging the core, the core was marked and split using a standard hydraulic core splitter. The core was then split, half of the sample was put into the core box for future work and the other half was put into a bag and sent to the geochemical laboratory.

American Assay Labs of Reno Nevada was chosen to do the assay work.  American Assay Labs follows Mineral Exploration Best Practices Guidelines in their batch sizes, sample preparation, fire assay procedures, geochemical analyses, quality control and reporting procedures.  The lab is certified under ISO17025 certification for their QA/QC protocols.  The lab inserts for quality control  four (4) duplicate samples, two (2) certificate standards and one reagent blank.  If problems are encountered they rerun the entire batch.  Control samples are submitted as part of the assay work process which helps to create a series of checks on the process and an audit trail.

The drilling on the property was conducted under the supervision of Clarence J. (Clancy) Wendt, P. Geo., the Company’s Vice-President, Exploration.

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

During the year ended December 31, 2004 the Company spent a total of $279,409 on drilling, assaying and field expenses related to exploration of the Gold Hill Property.  As of the date of this report, the Company had spent a total of $280,700 on the property.

The property is without known reserves and any program of work undertaken would be exploratory in nature.  There is no plant or equipment or other infrastructure on the property.

The Company has not yet finalized its exploration plans for the Gold Hill Property for 2005.

The Target Claims

The Target Claims (the Target 1 and Target 2 claims) together comprise the Longtom Lake project or Longtom Project.  References in this Form 20F/A to the Longtom Lake project should be interpreted as being references to the Target Claims and vice versa.

Description, Location and Access:

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

The climate in the vicinity of the Longtom Lake area is severe with long, cold winters and short, warm summers.  Exploration is best conducted during the summer or in late winter.  Access to the Target Claims is entirely by aircraft:  by float airplane in summer and ski-equipped airplanes in winter.  The sufficiency of surface rights for mining operations, and the availability of power, water, tailings storage areas, waste disposal areas, heap leach pad sites and potential processing plant sites has not been addressed.  Territorial mining operations rely to a large extent upon the nearby city of Yellowknife, which lies 350 km southeast of the claim area, and southern Canada as a source of skilled miners, tradespersons and labor.

There is no electricity available at the property site, with surface water abundant within the property boundaries.

The following map shows the location of the Longtom Project:

To accompany Report on Target 1 and Target 2 Claims, January 15, 2005, By: Erik Ostensoe, P.Geo..

QUEEN ELIZABETH IS.
Borden I.
Mackenzie King I.
Prince Patrick I.
PARRY IS.
N
ARCTIC OCEAN
Eglinton I.
Melville I.
Parry Channel
BEAUFORT SEA
Banks I.
ALASKA (U.S.)
Victoria I.
Amundsen Gulf
Tuktoyaktuk
MACKENZIE DELTA
Cambridge Bay
Aklavik
Inuvik
Anderson R.
Fort MacPherson
Kugluktuk
NUNAVUT
Peel R.
Mackenzie R.
Longtom Project
Fort Good Hope
Great Bear L.
Port Radium
Contwoyto L.
Norman Wells
Fort Franklin
Hottah L.
Point L.
Fort Norman
YUKON TERRITORY
NORTHWEST TERRITORIES
Dubawnt L.
Artillery L.
Thelon R.
Lac la Martre
Rae
Faro
Yellowknife
Mackenzie R.
Virginia Falls
Fort Simpson
Great Slave L.
Nonacho L.
Whitehorse
Nahanni Nat. Park
Fort Providence
Fort Resolution
Wholdaia L.
Kasba L.
Hay River
Pine Point
Watson Lake
Trout L.
Slave R.
MAN
Fort Liard
Fort Smith
Liard R.
Uranium City
Wood Buffalo Nat. Park
ALASKA (U.S.)
SASKATCHEWAN
BRITISH COLUMBIA
ALBERTA
Scale
0
400 km

ALBERTA STAR DEVELOPMENT CORP.
and
MAX RESOURCE CORP.

LOCATION MAP - N.W.T

Target Claim Area
District of MacKenzie, N.W.T.

Drawn by:	Job No.		Date	Fig No.
TerraCAD		Sitesatlas.com	Apr 05	2

The following is a map of the Longtom Property claim blocks and their location:

TARGET 2
TARGET 1
Tornado Lake
Tornado Lake
LONGTOM LAKE
Target Lake
LONGTOM
PROPERTY
Zebulon Lake
DEVIL'S LAKE
N

To accompany Report on Target 1 and Target 2 Claims, January 15, 2005, By Erik Ostensoe, P.Geo.

Scale

0 2 km

ALBERTA STAR DEVELOPMENT CORP.
and
MAX RESOURCE CORP.

CLAIM MAP

Target Claim Area
District of MacKenzie, N.W.T.

Drawn by:	Job No.	NTS	Date	Fig No.
TerraCAD		86F	Apr 05	3

The claim numbers are as follows:

Claim Name

Date Recorded

Record No.

Acreage

  Target 1

October 28, 2002

F71013

1,756.10

  Target 2

October 28, 2002

F71014

2,530.80

Maintaining the claims in good standing in the Canadian Northwest Territories:

Title to the claims conveys conditional mineral rights without surface rights.  The claims are valid (they are maintained and do not expire) until the second anniversary and thereafter if, in each year, the sum of $4.00 per acre has been expended in exploration work on the claim..  To maintain the claims in good standing, the work must be reported to the Office of the Mining Recorder on Form 9, and this form must be forwarded along with applicable fees (currently $0.10/acre).  Work in excess of the minimum requirement was completed during the summer of 2003 and reported to the Mining Recorder on March 22, 2005.

As such, the claims are in good standing as of the date of this report.  Representation work and/or cash payments can be applied to maintain the claim only until its tenth anniversary (i.e. October 28, 2012) by which time the claim must be surveyed by a legal surveyor and the survey submitted for registration as a mining lease in accordance with Canada Mining Regulations.  The claims do not have an expiration date as long as these exploration work requirements are met.

History of Exploration and Status:

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

The terrain of the Longtom claim block appears to have an abundance of outcropping bedrock exposures and is known to comprise crystalline plutons with compositions apparently ranging from granitic to monzonitic.  Volcanic rocks of rhyodacitic, andesitic and basaltic compositions have been mapped in the northeastmost part of the claims.

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

The total value of the work completed on the Target 1 and 2 Claims to date by the Company is $214,431, inclusive of work completed by Alberta Star in conjunction with the Company.

The property is without known reserves and any program of work undertaken would be exploratory in nature.  There is no plant or equipment or other infrastructure on the property.

MacInnis Lake Uranium Project

Description, Location and Access:

On April 1, 2005 the Company entered into an Option Agreement with Alberta Star whereby MAX can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.

The MacInnis Lake uranium claim block is comprised of 15 mineral claims totalling 26,204.15 acres and is located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 275 km southeast of the city of Yellowknife, Northwest Territories.  The claim block is located south of the Great Slave Lake, immediately east of the Taltson River, in an area of subdued terrain, poorly developed drainages and poor quality timber resources.  Access for the purpose of mineral exploration is entirely dependent upon aircraft, float equipped in summer and ski-equipped in winter, or by helicopter all year round, particularly during the freeze-up and break-up periods.   The climate of the MacInnis Lake Uranium Project is similar to that of the Longtom Lake / Target claims described above.

There is no electricity available at the property site.  Surface water is abundant within the property boundaries.

The following is a map of the location of the MacInnis Lake uranium claim block:

CANADA
NUNAVUT
NEWFOUNDLAND
YUKON TERRITORY
NORTHWEST TERRITORIES
Hudson Bay
QUEBEC
NOVA SCOTIA
MacInnis Lake Project
MANITOBA
ONTARIO
SASKATCHEWAN
ALBERTA
BRITISH COLUMBIA
PACIFIC OCEAN
U.S.A.

MacInnis Lake Project Location

ALBERTA STAR DEVELOPMENT CORP.

DRAWING TITLE:

MACINNIS LAKE PROJECT

Project Location in Canada

LOCATION: MacInnis Lake - NWT		FIGURE : 1	
DATE:	June 2005	SCALE:	
DRAWN:	TerraCAD 2005	DATA:	NAD 83 / Z12

The claim numbers of the MacInnis Lake uranium claim block are as follows:

Claim Name	Date Recorded (1)	Record Number	Acreage
KULT 2	March 10, 2005	F90257	2,582.50
KULT 3	March 10, 2005	F90258	2,582.50
KULT 4	March 10, 2005	F70809	2,066.00
KULT 5	April 1, 2005	F90260	2,582.50
INN 2	May 27, 2005	F79832	413.20
INN 3	May 27, 2005	F79833	619.60
INN 4	May 27, 2005	F79834	2,324.50
INN 5	July 5, 2005	F79810	2,324.25
INN 6	May 27, 2005	F79836	1,613.55
INN 7	May 27, 2005	F79837	2,530.85
INN 8	May 27, 2005	F79838	2,479.20
INN 9	May 27, 2005	F79839	104.28
INN 10	May 27, 2005	F79840	581.75
INN 11	May 27, 2005	F79808	2,530.85
INN 12	May 27, 2005	F79809	849.36

(1)

dates given for recording represent the dates the claims were transferred to the registered name of Alberta Star Development Corp.  Original staking dates are not available.

Maintaining the claims in good standing in the Canadian Northwest Territories:

Title to the claims conveys conditional mineral rights without surface rights.  The claims are valid  (they are maintained and do not expire) until the second anniversaryand thereafter if, in each year,the sum of $4.00 per acre has been expended in exploration work on the claims.  To maintain the claims in good standing, the work must be reported to the Office of the Mining Recorder by Form 9, and this form must be forwarded along with applicable fees (currently $0.10/acre).

The claims are in good standing as of the date of this report.  As work in excess of the minimum requirement was completed during the summer of 2005, sufficient work will have been completed to report to the Office of the Mining Recorder when due in 2007.  Representation work and/or cash payments can be applied to maintain the claim only until its tenth anniversary by which time the claim must be surveyed by a legal surveyor and the survey submitted for registration as a mining lease in accordance with Canada Mining Regulations.  So long as the minimum exploration work is performed on the claims, the claims do not have an expiration date.

History of Exploration and Status:

The MacInnis Lake area is known to have widespread surface uranium mineralization, and contains 28 known high grade uranium showings that were discovered between 1954 and 1988.  Uranium exploration on the MacInnis Lake properties was commenced in 1954 with the discovery of large uranium outcrops and widespread surface uranium mineralization.  Exploration continued extensively until 1988 and the results have been reported by the Geological Survey of Canada.  Uranium exploration involved companies such as Cominco, Shell, PNC, and Uranerz.  The MacIinnis Lake uranium properties are located in the Nonacho Basin, a sandstone terrane of Proterozoic age that rests unconformably on Archean basement formations.  This setting is geologically analogous to the Athabasca Sandstone Basin of Northern Saskatchewan.

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

The property is without known reserves and any program of work undertaken would be exploratory in nature.  There is no plant or equipment or other infrastructure on the property.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.

Controls and Procedures

Our Chief Executive Officer and President, Stuart Rogers and our Chief Financial Officer, David Pearce, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Exchange Act Rule 13(a)-14(c) within 90 days of the date of this Form 20-F/A, and within 90 days of the date of the Company’s year ended December 31, 2004, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F/A was being prepared.

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

•

notes to the financial statements.

All of these were reviewed and audited by our auditor, Dale Matheson Carr-Hilton LaBonte, Independent Chartered Accountants.  Their audit report thereon is included in this report on Form 20F.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  October 6, 2005

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

c)

Impairment of Long-lived Assets:

Under US GAAP, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (“SFAS No. 144”), the Company reviews its long-lived assets, including mineral property acquisition costs, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses an estimate of future discounted cash flows of the related assets over their remaining lives in measuring whether the assets are recoverable. An impairment loss is calculated by determining the difference between the carrying values and the fair values of these assets and is recorded in the period it is determined.

d)

Mineral property costs:

Under Canadian GAAP, mineral property acquisition, exploration and development costs are deferred and amortized or impaired as disclosed in Note 2.  Under US GAAP, mineral property acquisition costs are capitalized and subject to impairment tests as in accordance with SFAS No. 144  as described above.  Mineral property exploration costs are expensed as incurred until such time as economically recoverable reserves are discovered and economic feasibility is established.  To date, under US GAAP, the Company has impaired all of its mineral property acquisition costs as incurred as determined in accordance with SFAS No. 144.  This impairment was determined based on the lack of established economically recoverable reserves and accordingly, the fact that future discounted cash flows are not determinable.

e)

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

f)

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