Form 20-F
MAX RESOURCE CORP.
filed 2006-06-30
CIK 1116548

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ÿ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

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

9,943,241 common shares without par value

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

39

Item 6.

Directors, Senior Management and Employees

42

Item 7.

Major Shareholders and Related Party

47

Transactions

Item 8.

Financial Information

49

Item 9.

The Offer and Listing

50

Item 10.

Additional Information

51

Item 11.

Quantitative and Qualitative

58

Disclosures about Market Risk

Item 12.

Description of Securities other than Equity Securities

58

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

58

Item 14.

Material Modifications to the Rights of Securities Holders

58

and Use of Proceeds

Item 15.

Controls and Procedures

58

Item 16A.

Audit Committee Financial Expert

59

Part III

Item 17.

Financial Statements

60

Item 18.

Financial Statements

60

Item 19.

Exhibits

61

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

Readers should consult the “Risk Factors” contained in this report on Form 20-F to familiarize themselves with the risks inherent in our business.

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

Our financial statements included in this annual report and the table set forth below, have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 9 to our audited financial statements.  All amounts are expressed in Canadian dollars.

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01

Revenue	Nil	Nil	Nil	Nil	$2
Net Income(Loss)Cdn. GAAP	($464)	($209)	($157)	($110)	($282)
Earnings(Loss) Per Share Cdn GAAP	($0.06)	($0.04)	($0.05)	($0.06)	($0.05)

Net Income(Loss) US GAAP	($1,088)	($693)	($355)	($110)	($155)
Earnings (Loss) Per Share US GAAP	($0.14)	($0.13)	($0.10)	($0.12)	($0.03)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0

Working Capital	$560	($57)	$199	$12	($64)
Mineral Properties Cdn GAAP	$1,305	$682	$199	0	0
Mineral Properties US GAAP	0	0	0	0	0
Long Term Debt Cdn GAAP	0	0	0	0	0

Shareholder’s Equity Cdn GAAP	$1,865	$625	$397	$13	($63)
Shareholders’ Equity US GAAP	(554)	(63)	$193	$6	($69)
Total Assets Cdn GAAP	$1,895	$687	$476	$55	$4
Total Assets US GAAP	$590	$5	$278	$55	$4

In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On June 29, 2006, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $0.8961.  This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  For the past five years ended December 31 and for the last six month ends from December 31, 2005 to May 31, 2006, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:

Annual Period

Average

Year Ended Dec 31, 2005

$0.8258

Year ended Dec 31, 2004

$0.7936

Year ended Dec 31, 2003

$0.7194

Year ended Dec 31, 2002

$0.6369

Year ended Dec 31, 2001

$0.645

                                                    Monthly Period

Low – High (1)

Month ended Dec 31, 2005

$0.8508 - $0.8751

Month ended Jan 31, 2006

$0.8479 - $0.8731

Month ended Feb 28, 2006

$0.8610 - $0.8809

Month ended Mar 31, 2006

$0.8530 - $0.8850

Month ended Apr 30, 2006

$0.8496 - $0.8959

Month ended May 31, 2006

$0.8869 - $0.9112

(1)  High and low figures are given for intra-day, rather than noon, rates

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future.  From our incorporation on April 25, 1994 to December 31, 2005, we have incurred losses.  Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company.  Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

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

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan.  As at December 31, 2005, we had cash on hand of $565,725.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  We will require additional financing in order to complete these activities.  In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire.  We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

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

Although our shares trade on the TSX Venture Exchange, the Frankfurt Stock Exchange and the NASD OTC Bulletin Board, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

Our securities may be subject to penny stock regulation.

Our stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act Rules.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

At the Annual General Meeting of Vancan Capital Corp. held on March 31, 2004 the shareholders approved the change of the Company’s name to its present name with this name change being effected on May 14, 2004.

The trading symbol for the Company on the TSX Venture Exchange is “MXR” with the symbol on the OTC Bulletin Board being “MXROF”.  The trading symbol on the Frankfurt Exchange is “M1D”.

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

The Gold Hill Option Agreement:

On May 17, 2004 we entered into an Option Agreement with Zazu Exploration, Inc. (“Zazu”) to acquire its option to acquire a 90% interest, or “ownership”, in the Gold Hill Property near Cantwell, Alaska. Zazu Exploration, Inc. is a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.

Under the terms of the Option Agreement, we paid $63,691 (US$48,200) and issued 100,000 shares valued at $47,000 and 100,000 warrants exercisable at $0.47 per share for a two year period. In order to maintain the Option, the Company issued an additional 200,000 shares by January 1, 2005 (issued at a value of $74,000) and issued a further 200,000 shares  January 1, 2006. With the issuance of the 200,000 shares, we have exercised the option to assume Zazu’s interest and have now acquired the option to earn a 90% interest in the Gold Hill Property from GCO Minerals, as described below.

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

 (incurred)

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

The Company has fulfilled the work commitment for 2005.  No work has been performed to date in 2006 other than filing for drill permits for Gold Hill and core storage, at a total cost of $2,260.  We had scheduled to begin drilling on Gold Hill on June 22, 2006 but the drill company that we had contracted with had to terminate the contract due to the break down of their drill rig and their inability to acquire a replacement machine. We are still trying to secure a drill rig so that we may undertake drilling this year, but have not been successful to date.

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

During the year ended December 31, 2005, the Company elected to write-off the Target 2 claim as it does not intend to perform further exploration and development work on that claim.  The Company has no further obligations under its agreement regarding the Target 2 claim.

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

The terms of the Option Agreement with Alberta Star, which was closed on April 19, 2005, call for MAX to earn the 50% interest by:

(i)

making cash payments totaling $30,000 (paid);paid

(ii)

issuing to Alberta Star of 200,000 shares of MAX (which have been issued); and

(iii)

performing exploratory work commitments totalling $2,000,000 over a five year period (being $750,000 in the first year; $250,000 in the second year; $250,000 in the third year; $250,000 in the fourth year and $500,000 in the fifth and final year).

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

The Option to earn an interest in the MacInnis Lake project will complement MAX’s current property holdings in the Northwest Territories, the Target 1 Claim, also held jointly with Alberta Star.

As of June 27, 2006, we have spent $243,515 on exploration of the MacInnis Lake project, primarily comprised of an airborne geophysical survey flown over the property in early June, 2005.  As a result, no interest has yet been earned in the property.

Diamond Peak Property (Nevada)

On May 9, 2006, we announced that we had entered into an Option Agreement to acquire a 100 % interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.

The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 shares of the Company and the following rental payments (in U.S funds):

Date

Payment Amount

Upon execution of this Agreement

$25,000

First anniversary of Effective Date

$35,000

Second anniversary of Effective Date

$45,000

Each anniversary thereafter

$50,000

These rental payments shall not be credited against the Royalty or the Purchase Price of US$300,000.   If the Option to Purchase the Property is exercised during the term of the rental payments, no further property rental payments will be due.

The Diamond Peak property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for MAX.  Our agreement regarding the Diamond Peak Property is subject to its acceptance for filing with the TSX-Venture Exchange.  As of the date of this report on Form 20-F, final regulatory acceptance has not been received.

The Company, on May 15, 2006, entered into a mineral property option agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted to Kokanee  the right to acquire up to a 51% interest in the Diamond Peak Property.

Kokanee Placer Ltd. intends to exchange its shares for shares of a company, to be named “Kokanee Minerals” which will be listed on the TSX-Venture Exchange.  There can be no assurance given that Kokanee Placer Ltd. will succeed in such a reverse merger or listing or that “Kokanee Minerals” will secure such a listing.

To maintain this agreement in good standing, Kokanee has agreed to make the following annual payments and share issuances to the Company:

i)

On the first anniversary date of this Agreement:

(a)

Issue 200,000 shares of Kokanee Minerals to the Company; and

(b)

Either:

-pay US$35,000 to the Company; or

-issue to the Company either 200,000 common shares of Kokanee Minerals or that number of shares of Kokanee Minerals which are valued at US$35,000

(calculated at the 30 day trading average just prior to issuance), whichever is greater.

ii)

On the second anniversary date of this Agreement:

(a)

Issue 300,000 shares of Kokanee Minerals to the Company; and

(b)

Either:

-pay US$45,000 to the Company; or

-issue to the Company either 300,000 common shares of Kokanee Minerals or that number of shares of Kokanee Minerals which are valued at US$45,000

(calculated at the 30 day trading average just prior to issuance), whichever is greater.

iii)

On the third anniversary date of this Agreement:

Either:

-pay US$100,000 to the Company; or

-issue to the Company either 600,000 common shares of Kokanee Minerals or that number of shares of Kokanee Minerals which are valued at US$100,000 (calculated at the

30 day trading average just prior to issuance), whichever is greater.

iv)

On commencement of commercial production, issue 1,000,000 shares of Kokanee Minerals to the Company

The Option granted to Kokanee is for a term of three (3) years from the date of this Agreement, subject to the following yearly mineral exploration commitments on the Diamond Peak Property:

i)

$100,000 to be spent by Kokanee in the first year of the agreement;

ii)

$300,000 in the second year, and

iii)

$600,000 in the third year.

To date, the Company has not made any expenditures on the Diamond Peak Property.  However, Kokanee is presently engaged in a program of exploration on the Diamond Peak Property in order to satisfy their first year obligation of $100,000 in expenditures.   This initial exploration program began on June 6th, 2006 and includes an induced polarization survey over 4 kilometers of strike length.

Thomas Mountain Project (Utah)

On August 11, 2005 the Company entered into an Option Agreement with Energex, LLC to acquire a 100 % interest in the PPCO claims at Thomas Mountain in Juab County, Utah.  Energex, LLC is a Nevada corporation wholly-owned by Clancy J. Wendt, the Vice President of Exploration for MAX.

The terms of the Option Agreement with Energex call for:

(i)

An initial cash payment to Energex of US$5,000 (which has been paid),

(ii)

Annual maintenance payments to Energex of US$10,000 commencing in the second year and escalating by $10,000 each year thereafter to a maximum of US$50,000 per year; and

(iii)

Work commitments totalling $1,000,000 over a four year period (being $100,000 in the first year; $200,000 in the second year; $300,000 in the third year and $400,000 in the fourth year).

MAX will earn a 100% interest in the PPCO claims by making the initial cash payment of $5,000 (which has been made) and satisfying the work commitment of $1,000,000, subject to a 2% royalty payable to Energex.

The Company may, at any time, purchase the Thomas Mountain Project claims from Energex LLC for a purchase price of $300,000.  If it chooses to do so, no further rental payments will be due to Energex LLC.

C de Baca Project (New Mexico)

In September, 2005 MAX announced that it had entered into an agreement with Applied Geological Services, Inc. of Denver, Colorado for the acquisition of a total of 108 uranium exploration claims (the “Dat Claims”) in Socorro County, New Mexico.  Consideration for the acquisition of the Dat Claims (known also as the “C de Baca Project”) is an immediate US$10,000 cash payment with annual payments of US$10,000 until production.  After production, a royalty of 2% of revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.  The obligation to make payments to Applied Geologic Services can be terminated at anytime by the Company by providing notice that it is abandoning the Dat Claims and agreeing to transfer them back to the vendor.

In addition to the cash payment of $11,765 (US$10,000) to Applied Geological Services, the Company incurred additional costs of $10,800 for staking and $22,119 for filing fees on the C de Baca Project to date and the Dat Claims and the agreement with Applied Geological Services, Inc. are in good standing at this time.

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

4.C

Organizational Structure

The Company has only one subsidiary, MAX Resources, Inc., a wholly owned Nevada corporation incorporated in the fiscal year ending December 31, 2005 for the purpose of holding its mineral interests in Utah, New Mexico and Nevada and for the purpose of securing work permits on its properties in those jurisdictions.  Throughout this report on Form 20F, MAX Resources, Inc. and its parent company, MAX Resources Corp., are referred to as the Company.

4.D

Property, Plants and Equipment

The disclosure hereunder is that required by the new Form 20F for an extractive enterprise, as that term is defined in the Form 20F.

Gold Hill Property:

Description, Location and Access:

The Gold Hill property is located near Cantwell, Alaska in the Valdez Creek mining district. Cantwell is approximately 212 miles north northeast of Anchorage by paved highway.   The property is accessible to within five air miles of the property by the all-weather unpaved Denali Highway (State Highway 8) approximately 53 miles from Cantwell.  This road is not normally plowed during the winter months but is accessible by tracked vehicles during the winter.  An unimproved dirt road heads westerly from the highway at milepost 80 for approximately 11 miles to the camp site at the Gold Hill property.  Access is by All Terrain Vehicle or tracked vehicles along this unimproved dirt road.

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

The payment for each rental year is due September 1 of any given year and is payable no later than November 30 in that year.  For 2006, the Company must pay a total of approximately $3,100 to maintain its Alaska claims in good standing.  The claims do not have an expiration date so long as these annual rent payments are made.

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

During the year ended December 31, 2004 the Company spent a total of $279,409 on drilling, assaying and field expenses related to exploration of the Gold Hill Property.  During the year ended December 31, 2005, the Company spent a total of $54,005 on exploration of the Gold Hill Property, being primarily field expenses, geological consulting and lease payments.  Subsequent to the December 31, 2005 period end we spent $2,260 for core storage and the filing of drill permits in anticipation of drilling on the property during the summer exploration season, subject to availability of a drill rig.

The property is without known reserves and any program of work undertaken would be exploratory in nature.  There is no plant or equipment or other infrastructure on the property.

The Company has not yet finalized its exploration plans for the Gold Hill Property for 2005.

The Target Claims

The Target Claims (the Target 1 and Target 2 claims) together comprise the Longtom Lake project or Longtom Project.  References in this Form 20F to the Longtom Lake project should be interpreted as being references to the Target Claims and vice versa.

The Company is no longer pursuing exploration of the Target 2 claim but intends to maintain its interest in the Target 1 claim.

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

In June 2005, we received notice of the lapse date for the Target 2 Claim of October 10, 2005.  We elected to let the permit lapse, as evidenced by the Notice of Lapsing received November 29, 2005 from Indian and Northern Affairs’ Mining Recorder’s Office and pursuant to subsection 45(1) and section 80 and 82 of the Canadian Mining Regulations. We chose to abandon the property and this has been reflected in our financial statements for the year ended December 31, 2005.

The Target 1 claim is in good standing as of the date of this report.  Representation work and/or cash payments can be applied to maintain the claim only until its tenth anniversary (i.e. October 28, 2012) by which time the claim must be surveyed by a legal surveyor and the survey submitted for registration as a mining lease in accordance with Canada Mining Regulations.  The claims do not have an expiration date as long as these exploration work requirements are met.

History of Exploration and Status:

The potential of the Target Claims is based upon significant exploration work that Alberta Star Development Corp. (TSX-V:ASX; OTC BB: ASXSF) (“Alberta Star”) has completed on adjacent claims up to 2004.   In October 2002, Alberta Star conducted a gravity survey of the Longtom property to detect potential anomalies caused by the presence of iron oxide, copper and gold mineralization. The ground-helicopter supported gravity survey was conducted over selected portions of the 19,642-acre Longtom claim-block. The data obtained from the survey is complimented by gravity data collected for Hudson’s Bay Exploration and Development Co. Ltd. in 2000 along the shores of Longtom Lake, and by a comprehensive regional gravity survey completed by the Geological Survey of Canada. The objective of the survey was to map the distribution of large masses of variable density.

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

A total of $7,060 was expended during the year ended December 31, 2005 on the Target Claims.

The Company elected to write-off the Target 2 claim during the year ended December 31, 2005 and this resulted in a write down of $55,000 in acquisition costs and $2,000 in deferred exploration costs.  The Company intends to maintain the Target 1 claim.

The total value of the work completed on the Target 1 and 2 Claims to December 31, 2004 by the Company was $52,038 and an additional $7,060 was expended in the current financial year.  No expenditures have been made during fiscal year 2006 to date and none are currently planned.

The property is without known reserves and any program of work undertaken would be exploratory in nature.  There is no plant or equipment or other infrastructure on the property.

Thomas Mountain Project (Utah)

Description, Location and Access:

The PPCO claims comprising the Thomas Mountain Project are located approximately 150 miles southwest of Salt Lake City, about 20 miles west of the town of Delta, Utah and east of the Brushman Wellman beryllium mine. The claims have excellent road access by both gravelled and cross county roads. The PPCO claims originally comprised 27 claims totaling 540 acres.

There is no water or electricity available at the property site, with no surface water available within the property boundaries.

In September of 2005 the Company staked additional claims around the original 27 PPCO uranium claims, bringing the total to 195 lode claims comprising 3,900 acres at a total staking cost of $62,298.

The  Thomas Mountain claims are approximately 20 acres each and are comprised of claims PPCO 1 to 195, filed on September 27, 1995 with the Bureau of Land Management in the State of Utah under Record numbers UMC UMC379322 to UMC379516.

The following map shows the location of the Thomas Mountain Project:

Maintaining the claims in good standing in Utah:

Under Bureau of Land Management rules for the State of Utah Office, all locators and holders of State mining locations must pay an annual maintenance fee of US$125 per claim or site.

For 2006, the Company must pay a total of US$24,375 to the Bureau of Land Management maintain the PPCO claims in good standing.  The Company must also pay nominal fees to the county recorder to maintain the claims in good standing.

History of Exploration and Status:

The PPCO claims were explored during the early 1980’s by Phillips Uranium, a wholly-owned subsidiary of Phillips Petroleum.  Phillips encountered uranium grades of approximately 0.05% U3O8, over a 100 foot thickness at a depth of 900 feet within a small caldera. The uranium host rock was identical to the host rock found in a nearby structurally controlled uranium system that produced approximately 500,000 pounds of uranium before mining was terminated when the ore zone was found to be faulted off to the east.  The zone found by Phillips on the PPCO claims is thought to be an extension of this original mineralization.  The mineralization is contained within the mote sediments of a smaller caldera within a major caldera system.  The mineralization appears to be structurally controlled along the edge of this caldera and planned exploration will follow up on previous work.  Due to the geological formations in the area, the property may be amenable to “in-situ leaching “(“ISL”), subject to further exploration.

Exploration drilling on the PPCO claims by Phillips was originally supervised by Mr. Clancy J. Wendt, M.S.,C.P.G., Reg. Az. and B.C., the Vice-President of Exploration for MAX, who was employed by Phillips at that time.  Mr. Wendt has a Masters of Science in geology and more than 35 years of relevant experience focused on uranium, base and precious metals and industrial minerals in the US, Mexico, and Latin America. He is a certified Professional Geologist (CPG 4966) by the American Institute of Professional Geologists, an Arizona Registered Geologist (ARG 18283) and a Registered Professional Geoscientist in the Province of British Columbia (P. Geo. 125039).

In early March, 2006 the Company retained DeLong Construction and Drilling of Nevada as the drilling contractor for its Thomas Mountain project.  Drilling was conducted using a reverse-circulation drill, with the first drill hole completed by March 21, 2006 when the Company was forced to put the balance of the drill program on hold due to heavy snowfall.  Drill holes PPCO#2 and PPCO#3 were subsequently completed when weather improved.

Drill hole PPCO # 1 was drilled to a target depth of 1,157 feet to intersect the previous mineralization found during drilling conducted by Phillips Uranium Company in the early 80’s.  The PPCO #1 drill hole was positioned approximately 100 feet south of the estimated position of this prior drill hole, where Phillips encountered uranium grades of approximately 0.05% U3O8 over a 100 foot thickness at a depth of 900 feet.

On completion of drilling, Century Geophysical Company probed the drill hole using a Gamma-SP probe.  Results indicated that the zone of previous mineralization was anomalous but not ore grade.  It appears that the beryllium tuff unit, which is the host rock for the nearby Yellow Chief mine, either thins to the south or is faulted off.

Previous drilling conducted by Phillips concentrated to the north of the PPCO #1 drill and these historic results have not been available.

The results from PPCO#1, PPCO#2 and PPCO#3 were not encouraging and the Company suspended further drilling pending further review and study of the geology of the project area.  While gamma logs indicated values of radioactivity in drill hole PPCO#2 as high as 900 CPS in two zones, assays revealed only anomalous values.

During the year ended December 31, 2005 the Company spent a total of $18,455 on the Thomas Mountain project, these expenditures being comprised of geological consulting costs and field expenses.

Subsequent to the December 31, 2005 year end, the Company has spent a further $132,314 on exploration of the Thomas Mountain project, which included $66,277 for drilling and assays, $6,170 for down hole probing services, $10,392 for travel to the property, $26,737 for field expenses, $4,132 for permitting and $18,606 for geological consulting services.

The property is without known reserves and any program of work undertaken would be exploratory in nature.  There is no plant or equipment or other infrastructure on the property.  No further work is currently planned on this project at this time.

There has been no Canadian NI 43-101 Geological Report or other recent geological report completed on the Thomas Mountain project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

Diamond Peak Property (Nevada)

Description, Location and Access:

The property comprises 38 inclusive, unpatented lode mining claims located 32 miles north of the town of Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.  It is accessible by 50 miles of improved dirt road and partial pavement north from Eureka, Nevada, and from Elko south by 40 miles of pavement and 22 miles of dirt road.  The area supports a strong horse population; many trails crisscross the project area.

There is no water or electricity available at the property site.  Some surface water is available, as streams flow year round through canyons which traverse the property in the center and southern portions of the claim block.

The property is comprised the FMC 31-39, 40-49, 69-75, and 57-68 unpatented lode mining claims represented by Bureau of Land Management Nevada Mining Claim numbers NMC 887137-887155 and NMC 887156-887174 inclusive.  These claims were recorded on December30, 2004.

The following map shows the location of the Diamond Peak Project:

120°
119°
118°
117°
116°
115°
114°
41°
40°
39°
38°
37°
36°
35°
Diamond Peak Project
0
50
100
Miles

Diamond Peak Project, Eureka County, Nevada

History of Exploration and Status

The Diamond Peak Property is a historic MK Gold Gold/Base Metal property that was explored during the late 1990’s and is located at the southern end of the prolific Carlin trend, which contains numerous gold deposits.  The property comprises 38 claims located 32 miles north of the town of Eureka, Nevada. Strong surface mineralization occurs in a 2 mile long band of intensely clay altered rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault, called the West Fault.

During the work done by MK Gold in 1999, which included 17 holes and 10,085 feet of drilling, MK Gold encountered significant values of gold and base metals that included:

•

5 feet of 0.067 oz/st Au in hole DV 99-4 and 5 feet of 0.062 oz/st Au in hole DV 99-5; and

•

11.6 % of Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation in hole DV 99-15.

Although no extensive intervals of mineralization were encountered, the drilling did indicate that more work was needed to find an economic mineralized system. The recommendations by MK Gold were to continue exploration and drill deep (>2,000 foot) diamond drill holes to the Web and Joana formations.

At the time, the base metal values were not considered as important and were not part of further considerations.  Current prices of zinc, silver, and lead make this a very important target for further exploration.  There are three intrusives that contain significant base and precious metal signatures along their edges. These have not been drilled and could contain skarn mineralization that may be economic.  Future exploration would include conducting geophysical surveys to better define the intrusive contacts and define drill targets for future work.

The Company, on May 15, 2006, entered into a mineral property option agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted to Kokanee  the right to acquire up to a 51% interest in the Diamond Peak Property.

Kokanee Placer Ltd. intends to exchange its shares for shares of a company, to be named “Kokanee Minerals” which will be listed on the TSX-Venture Exchange.  There can be no assurance given that Kokanee Placer Ltd. will succeed in such a reverse merger or listing or that “Kokanee Minerals” will secure such a listing.

To maintain this agreement in good standing, Kokanee has agreed to annual payments and share issuances to the Company, as more fully described in Item 4. of this Annual Report, and must satisfy the following yearly mineral exploration commitments on the Diamond Peak Property:

i)

$100,000 to be spent by Kokanee in the first year of the agreement;

ii)

$300,000 in the second year, and

iii)

$600,000 in the third year.

To date, the Company has not made any expenditures on the Diamond Peak Property.  However, Kokanee is presently engaged in a program of exploration on the Diamond Peak Property in order to satisfy their first year obligation of $100,000 in expenditures.   This initial exploration program began on June 6th, 2006 and includes an induced polarization survey over 4 kilometers of strike length.

There has been no Canadian NI 43-101 Geological Report, or other recent geological report completed on the Diamond Peak project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$125 per claim or site by August 31 of the calendar year.

For 2006, the Company must pay a total of US$4,750 to the Bureau of Land Management maintain the Diamond Peak claims in good standing.  The Company must also pay approximately $8.50 per claim to the county recorder to maintain the claims in good standing.

C de Baca Project (New Mexico)

Description, Location and Access:

The C de Baca Project is located approximately 14 miles north of the town of Magdalena and 100 miles south of the town of Albuquerque, New Mexico.  The claims have excellent road access by both gravel and cross county roads.  All of the claims are located on U.S. Forest Service Lands.

There is no water or electricity available at the property site, with no surface water available within the property boundaries.

The C de Baca Project is comprised of 108 unpatented lode mining claims, the DAT 1 to DAT 108 claims, represented by Bureau of Land Management New Mexico Mining Claim numbers NMC 887137-887155 and NMC 887156-887174 inclusive.  These claims were recorded on October 6, 2005..

The following map shows the location of the C de Baca Project:

UTAH
COLO.
KANS.
OKLA.
NEW MEXICO
SANTA FE
ALBUQUERQUE
C de Baca Project
ARIZ.
SOCORRO
N
ROSWELL
ALAMOGORDO
HOBBS
LAS CRUCES
TEXAS
MEXICO

SOCORRO CO., NEW MEXICO

REGIONAL LOCATION MAP

Map By JRM	Date 3/4/80
Drft. By JRG	Date 3/5/80
Revised	FIGURE 1

Maintaining the claims in good standing in New Mexico:

Under Bureau of Land Management rules for the State of New Mexico Office, all locators and holders of State mining locations must pay an annual maintenance fee of US$125 per claim or site by August 31 of each calendar year.

For 2006, the Company must pay a total of US$13,500 to maintain the DAT claims in good standing.  The Company must also pay nominal fees to the county recorder to maintain the claims in good standing.

History of Exploration and Status:

The C de Baca Project was explored during the early 1980’s by OxyMin, a wholly-owned subsidiary of Occidental Petroleum.  The uranium host is a 3500+ foot wide south-trending sequence of strongly reduced braided stream deposits grading into a system of alluvial fan and flood plain sediments.  This geochemically well-defined depositional trend favors uranium deposition along the margins of the system where the reduced (altered) sands range in thickness from 150-200 feet.  During the exploration, 216 drill holes were drilled in specific areas of the claim block and roughly defined the eastern limits of the favourable system.  The best drill hole had 7.5 feet of 0.20 U3O8 at a depth of 291 feet.  Due to the geological formations in the area, OxyMin felt that the property may be amenable to “in-situ leaching “(“ISL”), subject to further exploration.

There has been no Canadian NI 43-101 Geological Report, or other recent geological report, completed on the C de Baca project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

To date, we have not spent any money on exploration of the C de Baca project. In June, 2006 we began preparing drill permit applications for filing with the U.S. Forest Service and Bureau of Land Management with a view to drilling in late fall, 2006.

The property is without known reserves and any program of work undertaken would be exploratory in nature.  There is no plant or equipment or other infrastructure on the property.

MacInnis Lake Uranium Project

Description, Location and Access:

The MacInnis Lake uranium claim block is comprised of 15 mineral claims totaling 26,204.15 acres and is located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 275 km southeast of the city of Yellowknife, Northwest Territories.  The claim block is located south of the Great Slave Lake, immediately east of the Taltson River, in an area of subdued terrain, poorly developed drainages and poor quality timber resources.  Access for the purpose of mineral exploration is entirely dependent upon aircraft, float equipped in summer and ski-equipped in winter, or by helicopter all year round, particularly during the freeze-up and break-up periods.   The climate of the MacInnis Lake Uranium Project is similar to that of the Longtom Lake / Target claims described above.

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

Maintaining the claims in good standing in the Canadian Northwest Territories:

Title to the claims conveys conditional mineral rights without surface rights.  The claims are valid (they are maintained and do not expire) until the second anniversary and thereafter if, in each year,the sum of $4.00 per acre has been expended in exploration work on the claims.  To maintain the claims in good standing, the work must be reported to the Office of the Mining Recorder by Form 9, and this form must be forwarded along with applicable fees (currently $0.10/acre).

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

During the fiscal year ended December 31, 2005 we investigated various mineral property acquisition opportunities, which ultimately led to our Option Agreement for the MacInnis Lake project in the Northwest Territories of Canada and the acquisition and staking of uranium exploration properties in Utah and New Mexico, the Thomas Mountain and C de Baca projects.  During the fiscal year ended December 31, 2004, we entered into an Option Agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska. As all of these properties are in the exploration stage, we do not have current operating income or cash flow.

During the year ended December 31, 2005, we incurred operating expenses of $409,785 as compared to operating expenses of $210,50 for the year ended December 31, 2004.  The significant changes during the current fiscal period compared to the year ended December 31, 2004 are as follows:

Consulting expense of $3,998 was incurred during the year ended December 31, 2005 for property review.  This compares to $50,383 spent during the year ended December 31, 2004 to retain the services of professional geologists to review potential mineral acquisitions and oversee exploration of the Gold Hill property in Alaska.

Stock based compensation expense, a non-cash item, increased to $155,266 during the current fiscal period from the $60,224 incurred during the year ended December 31, 2004 due to the granting of more stock options during the current period than in the same period a year prior.

Management fees of $52,500 incurred during the year ended December 31, 2005 were increased from the $30,000 incurred during the same year a year prior due to an increase in the monthly fee paid to our President due to the additional project acquisition activity undertaken during the current period. .

During the year ended December 31, 2005, office and general expense increased slightly to $8,618 from the $5,179 incurred during the same period a year prior.

Professional fees for accounting and legal services for the year ended December 31, 2005 were $41,870 as compared to the 13,054  that we incurred during the same period a year prior, with the increase due to additional accounting and legal fees incurred during the current year for completion of U.S. regulatory filings.

Transfer agent, filing fees and shareholder relations expenses increased to $122,631 during the year ended December 31, 2005 from the $49,931 incurred during the prior fiscal year due to additional fees paid during the current period for investor relations services, web site development, advertising and dissemination of news releases reporting exploration results.

During the current fiscal period, we incurred travel costs of $24,754 for attendance at trade shows and review of projects.  This compares to $1,548 incurred during the year ended December 31, 2004 for facilitating the attendance of out-of-town Directors at Board meetings.

Interest income of $1,804 earned during the year ended December 31, 2005 was increased from the $872 earned during the same period a year prior.  The increase was due to the increased cash balances we maintained during the current fiscal period.

As we abandoned the Target 2 Claim in the Northwest Territories in January, 2006 we wrote this property off during the year ended December 31, 2005, resulting in a write-down of mineral properties of $57,000. There were no write-downs during the prior fiscal year.

As a result of the foregoing, our net loss for the year ended December 31, 2005 was $464,981 as compared to a net loss from operations of $209,632 for the year ended December 31, 2004.

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

At December 31, 2005, we had cash on hand of $565,725 and a taxes recoverable and prepaids of $24,105.  We also own office equipment recorded at $590.  Liabilities consisted of accounts payables of $30,171.

In May, 2006, we completed a private placement of 1,140,000 units at $0.75 per unit for gross proceeds of $855,000.  This financing will provide sufficient working capital to cover our general and administrative expenses for the balance of the year and allow us to conduct limited exploration on our properties in Utah, New Mexico Alaska and the Northwest Territories of Canada.  The financing was comprised of two tranches, the first of which closed on April 28, 2006 with the balance completed on May 29, 2006.

In April 2005, we completed a non-brokered private placement of 1,135,000 Units at $0.40 per Unit, with each Unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share for $0.50 per share for a two year period from closing.

We paid finders fees of $9,300 with respect to this placement and issued 25,000 agents warrants to Research Capital Corp., with each warrant exercisable to purchase one share at a price of $0.40 per share for a period of two years from closing.

In November, 2005 we completed a non-brokered private placement of 615,116 units at $0.47 per unit.  Each unit consisted of one common share and ½ of a non-transferable share purchase warrant exercisable for a two year period from closing.  Each full warrant will entitle the holder to purchase one additional common share for $0.57 per share in the first year, increasing to $0.70 in the second year.  There were no finder’s fees paid.

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

5.D

Trend Information

Our Gold Hill Property claims are primarily prospective for gold and molybdenum while our Diamond Peak Project is primarily prospective for gold and zinc.

The overall trend for mineral resources, including for the gold, zinc, and molybdenum that the Company’s properties are prospective for, has been upwards in price for the last three years although some depreciation has occurred in commodities, both base and precious metals, in the last three months.

We cannot predict with certainty where the price of molybdenum, zinc or gold will move.

The markets for zinc and gold are homogeneous, integrated commodities markets with a large number of both suppliers and buyers.  These markets are not ones which are particularly susceptible to the influence of one or more large suppliers or buyers.

There are a smaller number of producers of molybdenum than there are for commodities such as gold.  Molybdenum prices have increased from US$7.60/lb in 2000 to US$34/lb in 2004.  The average molybdenum price in 2005 was US$33/lb.  At June 23, 2006, the most recent date for which we could find a quote for the sale of molybdenum oxide, the price was US$26.00/lb.

Our Target 1 (Longtom Lake), MacInnis Lake, C de Baca and Thomas Mountain mineral properties are prospective for uranium.

There are fewer producers of uranium in the world than there are for some other commodities such as copper and gold.  The market for uranium is a homogeneous, integrated commodities market.  The market is not one which is particularly susceptible to the influence of one or more large suppliers or buyers.  The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10  per pound in late 2000 to a spot price of US$45.00 per pound on June 19, 2006.

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

49

President of the Company,

Vancouver, BC

President of West Oak Capital Group, Inc.

Paul John

                           59

General Manager, Franchises

Penticton, BC

Mark’s Work Warehouse Ltd.

David Pearce

51

President of Palmer Beach Properties Inc.

West Vancouver, BC

Gil Atzmon

46

VP Corporate Development for Gold Summit Corp.

San Antonio, Texas

Daniel T. MacInnis

54

President, MAG Silver Corp.

Reno, Nevada

Executive Officers:

Name of Officer

Age

Office

--------------------

-----

 -------

Stuart Rogers

49

President, Chief Executive Officer

David Pearce

51

Chief Financial Officer, Secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers

Mr. Rogers has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board.  Currently, Mr. Rogers acts as a director or officer of the following companies which are reporting issuers in Canada:  Consolidated Global Cable Systems, Inc., Randsburg International Gold Corp., and Mexivada Mining Corp.

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

Mr. John served as a Director of Leopardus Resources, an oil and gas company listed on the Vancouver Stock Exchange (the predecessor of the TSX-Venture Exchange) and NASD OTC Bulletin Board, from May 1993 to December 2001; as a director of Canadian Venture Exchange-listed Tearlach Resources Ltd., a mineral exploration company, from May 1991 to March 2001 (the Canadian Venture Exchange was another predecessor of the TSX-Venture Exchange); and as a director of Strathclair Ventures Ltd., an oil and gas exploration company listed on the TSX Venture Exchange from February 2002 to November 2002.  He is not currently a Director of any other reporting issuers.

David Pearce

Mr. Pearce is President of Palmer Beach Properties Inc., a private real estate development and investment company with real estate, retail and equity holdings in Canada. Since June 1995, Mr. Pearce has been President of Function Gate Hardware Ltd., which owns and operates a Home Hardware store in Whistler, British Columbia, and Function Gate Holdings Ltd., a real estate development company operating in Whistler and Pemberton, British Columbia. Mr. Pearce is also a director of Kruger Capital Corp. since December 1992 and a director and officer of MAG Silver Corp. since June 1999.  Both companies trade on the TSX Venture Exchange and are Canadian reporting issuers.

Gil Atzmon

Mr. Atzmon has 20 years experience in the financing of global mineral exploration projects, having held senior positions in asset management firms, mining companies, and investment banking.  Mr. Atzmon holds a bachelors degree in Geology and Geography from Columbia University in New York, and a Master in Energy & Mineral Resources form The University of Texas at Austin.  Mr. Atzmon is also a director of Columbus Gold Corp., a mineral exploration company that listed on the TSX Venture Exchange in May, 2006.

Daniel T. MacInnis

Mr. MacInnis is the President and CEO of MAG Silver Corp.   He has over 30 years of experience in mineral exploration and experience with mineral property acquisitions and joint venture negotiations.  Mr. MacInnis is a registered Professional Geologist (P.Geo.) in British Columbia and obtained a B.Sc. in Geology from Saint Francis Xavier University (Nova Scotia) in 1974.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

6.B.

Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2005.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President and Director	2005	52,500 (1)	Nil	Nil	Nil	150,000	Nil	Nil
Paul John Director	2005	Nil	Nil	Nil	Nil	NIl	Nil	Nil
David Pearce Secretary and Director	2005	Nil	Nil	Nil	Nil	150,000	Nil	Nil
Gil Atzmon Director	2005	Nil	Nil	Nil	Nil	25,000	Nil	Nil
George S. Young Former Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Daniel T. MacInnis Director	2005	Nil	Nil	Nil	Nil	50,000	Nil	Nil

(1) the $52,500 represents a management fee paid to a company controlled by Stuart Rogers.  In addition to management services, this company provides office space to the Company.

6.C

Board Practices

Stuart Rogers, Paul John, David Pearce, Gil Atzmon and Daniel T. MacInnis have acted as our directors since May 8, 2002, June 18, 2002, December 15, 2003, June 23, 2004 and December 7, 2005 respectively.

Daniel T. MacInnis was appointed to the Board of Directors in December of 2005 concurrently with the resignation of George Young from the Board of Directors.

All of the directors were reappointed at our recent annual general meeting of the shareholders held on May 2, 2006. The directors will, unless they choose to resign, hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

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

6.E

Share Ownership

Our directors and officers own beneficially the following shares as of the date of this annual report:

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Stuart Rogers	307,750	2.76%
Paul John	398,750	3.58%
David Pearce	559,500	5.02%
Gil Atzmon (1)	240,000	2.15%
Daniel MacInnis	Nil	Nil
Clancy Wendt (1)	480,000	4.30%

(1)

240,000 of the 480,000 shares owned by Clancy Wendt and all of the 240,000 shares owned by Gil Atzmon (being a total of 480,000 shares) are registered in the name of Zazu Exploration, Inc.,  Zazu Exploration, Inc. is a private company which is owned by Gil Atzmon and Clancy Wendt as to 50% each

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report, which is 11,145,741.

The following incentive stock options are outstanding to our directors and officers:

Name	Shares that may be Purchased Upon Exercise of Option	Exercise Price	Expiry Date
Stuart Rogers	25,000 100,000 50,000	$0.40 $0.30 $0.70	June 30, 2006 February 23, 2007 February 7, 2008
Paul John	25,000	$0.40	June 30, 2006
David Pearce	43,000 50,000	$0.40 $0.70	June 30, 2006 February 7, 2008
Gil Atzmon	25,000 25,000	$0.40 $0.30	June 30, 2006 February 23, 2007
Daniel MacInnis	50,000 50,000	$0.60 $0.70	December 6, 2007 February 7, 2008
Clancy Wendt	50,000 46,000 50,000	$0.40 $0.30 $0.70	June 30, 2006 February 23, 2007 February 7, 2008

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

The policies of the TSX-Venture Exchange limited the granting of stock options to directors, officers, employees and consultants of the Company and provided limits on the length, number and exercise price of such options. The Company is required to file its Stock Option Plan on an annual basis with the TSX-Venture Exchange for review of its terms.

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

As of the date of this annual report, there are 11,145,741 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
Dave Pearce	559,500	5.02%
Eric Carlson (1)	730,000	6.54%

(1)

Mr. Carlson’s shares are held by a private company which he controls.

Of our 63 registered shareholders, 35 are Canadian residents representing 9,250,728 common shares or 83.00% of our issued and outstanding common shares.  We have 23 registered US shareholders holding 1,515,791 common shares or 13.60% of our issued and outstanding common shares.  There are 4 registered shareholders from places other than the US and Canada holding a total of 379,223 common shares or 3.40% of our common stock.  The remaining common shares of the Company are held by brokerages and other intermediaries and the Company cannot determine the residency of the beneficial holders of those shares.

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

Our trust and transfer agent is Pacific Corporate Trust Company of Canada, which is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada Tel: (604) 689-9853.

7.B

Related Party Transactions

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

Fiscal Year ended December 31, 2005:

In the fiscal year ended December 31, 2005, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

•

We paid $52,500 to a private company controlled by Stuart Rogers, our President, for management fees; and

•

In previous years, we have paid rent and office expenses to a private company controlled by Stuart Rogers.  No rent or office expenses were paid to this private company in the year ended December 31, 2005.  As at December 31, 2005 $Nil was owing to this company for unpaid management fees and rent, these amounts having been incurred in previous fiscal years.

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

Item 8.

Financial Information

8.A

Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2005 with comparatives for December 31, 2004, have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:

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

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2005 and, as a result, the percentage of export sales for the Company was zero.

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

Item 9.

The Offer and Listing

9.A

Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol “MXR” and on the NASD Over The Counter Bulletin Board under symbol “MXROF”.   On March 2, 2006, we announced that the Company’s shares had been accepted for listing with the Frankfurt Stock Exchange under the trading symbol “M1D”.

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

$0.23

January 1, 2004 to December 31, 2004

$0.55

$0.22

January 1, 2005 to December 31, 2005

$0.70

$0.265

Quarterly Periods

January 2005 to March 2005

$0.445

$0.265

April 2005 to June 2005

$0.47

$0.345

July 2005 to September 2005

$0.56

$0.33

October 2005 to December 2005

$0.70

$0.51

Monthly Periods

December 2005

$0.65

$0.58

January 2006

$0.75

$0.65

February 2006

$0.85

$0.65

March 2006

$0.98

$0.77

April 2006

$0.81

$0.61

May 2006

$0.83

$0.67

9.B.

Plan of Distribution

Not Applicable.

9.C.

Markets

The common shares of the Company were listed for trading on the predecessor of the TSX-Venture Exchange the 15th day of June, 1994.

Our common shares have been quoted for trading on the NASD OTC Bulletin Board since November 8, 2000.

Our common shares were listed on the Frankfurt Stock Exchange on March 2, 2006 with the symbol “M1D”.

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

10.C

Material Contracts

In the previous two fiscal years ended December 31, the Company has entered into the following material contracts:

•

Option Agreement dated May 17, 2004 between Zazu Exploration, Inc. and us to acquire an interest in the Gold Hill Project near Cantwell, Alaska as summarized on page 9.

•

Mineral Property Option Agreement dated April 1, 2005 between us and Alberta Star Development Corp. respecting certain claims as summarized on page 11

.

•

Mineral Property Option Agreement between the Wendt Family Trust and the Company dated May 9, 2006 as summarized on page 11

•

Mineral Property Option Agreement between Kokanee Placer Ltd. and the Company dated May 15, 2006 granting Kokanee Place Ltd. the right to acquire up to a 51% interest in the Diamond Peak Property as summarized on page 12

•

Mineral Property Option Agreement between Energex LLC and the Company dated August 11, 2005 optioning 100% of the Thomas Mountain Property to the Company as summarized on page 13.

•

Agreement dated September 22, 2005 between the Company and Applied Geological Services, Inc. regarding the acquisition by the Company of the C de Baca Project claims as summarized on page 13

The Company has not entered into any other material agreements other than in the ordinary course of its business.

We have excluded management and public relations agreements, geological data access agreements, geological consulting agreements, professional services and other generic agreements as being in the ordinary course of the Company’s business.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.

Controls and Procedures

Our Chief Executive Officer and President, Stuart Rogers and our Chief Financial Officer, David Pearce, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Exchange Act Rule 13(a)-14(c) within 90 days of the date of this Form 20-F, and within 90 days of the date of the Company’s year ended December 31, 2005, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

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

16.C

Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were approximately $13,208 for the year ending December 31, 2005 and $8,200 for the year ending December 31, 2004.

(b)

Audit-Related Fees

 The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were $1,200 for the year ending December 31, 2005 and zero ($nil) for the year ending December 31, 2004.

(c)

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $200 for the year ended December 31, 2004 and $400 for the year ended December 31, 2005 for preparation of the Company’s tax returns.

(d)

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending December 31, 2004 and $nil in the year ending December 31, 2005.

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

PART III

Item 17.

Financial Statements

Our financial statements are attached hereto immediately after the signatures section.  Our audited financial statements include:

•

our balance sheets as at December 31, 2005 and December 31, 2004;

•

statements of loss and deficit for the periods ended December 31, 2005, December 31, 2004 and December 31, 2003;

•

statements of cash flows for the periods ended December 31, 2005, December 31, 2004 and December 31, 2003; and

•

notes to the financial statements.

All of these were reviewed and audited by our auditor, Dale Matheson Carr-Hilton LaBonte, Independent Chartered Accountants.  Their audit report thereon is included in this report on Form 20F.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 9.  All figures are expressed in Canadian dollars.

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

(b)

Mineral Property Purchase Agreement dated January 15, 2003 between Vancan Capital Corp. and David G. Lorne respecting the Target 2 Claim. ***

(c)

Mineral Property Purchase Agreement dated April 15, 2003 between Vancan Capital Corp. and David G. Lorne respecting the Target 1 Claim. ***

(d)

Option Agreement dated May 17, 2004 between MAX Resource Corp. and Zazu Exploration, Inc. to acquire an interest in the Gold Hill Project near Cantwell, Alaska.****

(e)

Mineral Property Option Agreement with Alberta Star Development Corp. to acquire up to a 50% interest in the MacInnis Lake Uranium Property dated April 1, 2005.****

(f)

Mineral Property Option Agreement between the Wendt Family Trust and the Company dated May 9, 2006 optioning 100% of the Diamond Peak Property to the Company.

(g)

Mineral Property Option Agreement between Kokanee Placer Ltd. and the Company dated May 15, 2006 granting Kokanee Place Ltd. the right to acquire up to a 51% interest in the Diamond Peak Property.

(h)

Mineral Property Option Agreement between Energex LLC and the Company dated August 11, 2005 optioning 100% of the Thomas Mountain Property to the Company

(i)

Agreement dated September 22, 2005 between the Company and Applied Geological Services, Inc. regarding the acquisition by the Company of the C de Baca Project claims.

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

**** incorporated by reference from our Form 20-F that was originally filed with the commission on June 29, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  June 29, 2006

By:  /s/ Stuart Rogers

       Stuart Rogers, President

MAX RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

INDEPENDENT AUDITORS’ REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Max Resource Corp.

We have audited the consolidated balance sheets of Max Resource Corp. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

February 14, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for independent registered public accountants would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company’s ability to continue as a going concern.  Our report to the shareholders dated February 14, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

“Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

February 14, 2006

MAX RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed In Canadian Dollars)

		December 31,	December 31,
		2005	2004

ASSETS

	CURRENT
	Cash	$565,725	$2,010
	Taxes recoverable and prepaids	24,105	3,137
		589,830	5,147

MINERAL PROPERTIES (Note 3)		1,305,173	681,862
EQUIPMENT, net of accumulated amortization of $3,699		590	738

		$1,895,593	$687,747

LIABILITIES

	CURRENT
	Accounts payable and accrued liabilities	$30,171	$35,334
	Due to related parties (Note 4)	-	27,080

		30,171	62,414

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	9,943,241 common shares (2004: 5,948,125 common shares)	3,367,520	1,823,544
	SHARE PURCHASE WARRANTS (Note 5)	5,828	-
	CONTRIBUTED SURPLUS (Note 5)	284,214	128,948
	DEFICIT	(1,792,140)	(1,327,159)

		1,865,422	625,333

		$1,895,593	$687,747

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

“Paul John”	“Stuart Rogers”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed In Canadian Dollars)
	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

EXPENSES
Amortization	$148	$ 185	$ 231
Consulting	3,998	50,383	1,035
Consulting - stock-based compensation (Note 5)	46,562	-	8,000
Investor relations - stock-based compensation (Note 5)	31,826	19,153	-
Management fees (Note 4)	52,500	30,000	55,000
Officers and directors fees - stock-based compensation (Note 5)	76,878	41,071	41,000
Office and general	8,618	5,179	4,682
Professional fees	41,870	13,054	8,933
Rent	-	-	19,000
Transfer agent, filing fees and shareholder relations	122,631	49,931	16,326
Travel and promotion	24,754	1,548	3,642

LOSS BEFORE THE FOLLOWING	(409,785)	(210,504)	(157,849)

Interest income	1,804	872	643
Write-down of mineral properties (Note 3)	(57,000)	-	-

NET LOSS FOR THE YEAR	(464,981)	(209,632)	(157,206)

DEFICIT, BEGINNING OF YEAR	(1,327,159)	(1,117,527)	(960,321)

DEFICIT, END OF YEAR	$(1,792,140)	$ (1,327,159)	$ (1,117,527)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.06)	$ (0.04)	$ (0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	7,633,101	5,402,255	3,405,611

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed In Canadian Dollars)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(464,981)	$ (209,632)	$ (157,206)
Adjust for items not involving cash:
Amortization	148	185	231
Non-cash consulting, management and investor relations expense – stock-based compensation	155,266	60,224	49,000
Write-down of mineral properties	57,000	-	-

	(252,567)	(149,223)	(107,975)
Changes in non-cash working capital items:
(Increase) decrease in taxes recoverable and prepaids	(20,968)	4,831	(7,008)
Increase (decrease) in accounts payable	(5,163)	5,201	43,503

CASH USED IN OPERATING ACTIVITIES	(278,698)	(139,191)	(71,480)

FINANCING ACTIVITIES
Repayments to related parties	(27,080)	(21,320)	(6,467)
Issuance of common shares	1,349,804	236,425	376,700

CASH PROVIDED BY FINANCING ACTIVITIES	1,322,724	215,105	370,233

INVESTING ACTIVITIES
Mineral property acquisition and exploration costs	(480,311)	(343,100)	(82,038)

CASH USED IN INVESTING ACTIVITIES	(480,311)	(343,100)	(82,038)

INCREASE (DECREASE) IN CASH	563,715	(267,186)	216,715

CASH, BEGINNING OF YEAR	2,010	269,196	52,481

CASH, END OF YEAR	$565,725	$ 2,010	$ 269,196

SUPPLEMENTARY CASH FLOW DISCLOSURE:  Note 7

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENDED DECEMBER 31, 2005

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

The Company will depend almost exclusively on outside capital to complete the exploration and development of its mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.  Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  Except as indicated in Note 9, they also comply, in all material respects, with accounting principles generally accepted in the United States.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All significant inter-company balances and transactions have been eliminated upon consolidation.

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

NOTE 2

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

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

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine using the units of production method.

Equipment

Equipment is recorded at cost with amortization being provided annually using the declining balance basis at 20% per annum.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Financial Instruments

The Company’s financial instruments consist of cash, taxes recoverable and prepaids, accounts payable and accrued liabilities and amounts due to related parties.  The fair value of the Company’s financial instruments are estimated by management to approximate their carrying values due to their immediate or short-term maturity.

Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

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

The Company's subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in loss for the year..

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

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

NOTE 3.

MINERAL PROPERTIES

	December 31,2003	Additions	December 31, 2004	Additions	Write-down	December 31, 2005
Acquisition costs:
Target Claims, NWT	$ 146,000	$ -	$ 146,000	$ -	$ (55,000)	$ 91,000
Gold Hill, Alaska	-	204,415	204,415	149,412	-	353,827
MacInnis Lake, NWT	-	-	-	95,000	-	95,000
Thomas Mountain, Utah	-	-	-	68,180	-	68,180
C de Baca, New Mexico	-	-	-	44,684	-	44,684

	146,000	204,415	350,415	357,276	(55,000)	652,691

Exploration costs:
Target Claims, NWT	52,038	-	52,038	7,060	(2,000)	57,098
Gold Hill, Alaska	-	279,409	279,409	54,005	-	333,414
MacInnis Lake, NWT	-	-	-	243,515	-	243,515
Thomas Mountain, Utah				18,455		18,455
C de Baca, New Mexico	-	-	-	-	-	-

	52,038	279,409	331,447	323,035	(2,000)	652,482

	$ 198,038	$ 483,824	$ 681,862	$ 680,311	$ (57,000)	$ 1,305,173

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

During the fiscal year ended December 31, 2005 the Company elected to write-off the Target 2 Claim as it does not intend to do any further work on that property.  This resulted in the write-down of $55,000 in acquisition costs and $2,000 in deferred exploration charges.  The Company intends to maintain the Target 1 Claim.

During the years ended December 31, 2005 and 2004 the following exploration costs were incurred related to the Target Claims in the Northwest Territories as follows:

	2005	2004
Geological consulting	$ 5,060	$ -

NOTE 3.

MINERAL PROPERTIES (continued)

Gold Hill Property, Alaska

During 2004 the Company entered into an option agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares valued at $47,000 and 100,000 warrants valued at $19,724 (refer to Note 5) exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company must issue an additional 200,000 common shares by January 1, 2005 (issued effective December 31, 2004 at a value of $74,000) and a further 200,000 common shares by January 1, 2006 (issued during the year ended December 31, 2005 at a value of $120,000).

The Company will assume all of the optionor’s obligations under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                      $5,000 (paid)

2005                 150,000 (incurred)                        15,000 (paid effective December 31, 2004)

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

During the years ended December 31, 2005 and 2004, the Company incurred the following exploration expenses on the Gold Hill Property:

	2005	2004
Drilling	$ -	$ 64,913
Field expenses	36,757	111,028
Geological consulting	13,440	83,089
Lease payments	3,691	9,567
Staking	117	10,812
	$ 54,005	$ 279,409

NOTE 3.

MINERAL PROPERTIES (continued)

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005 with Alberta Star Development Corp. (“Alberta Star”) whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories, subject to acceptance for filing by the TSX Venture Exchange (the “Exchange”).  The terms of the option agreement call for payments as follows:

(i)

cash payments totalling $30,000 ($15,000 upon acceptance of the option agreement by the Exchange (paid) and $15,000 one year from the date of acceptance);

(ii)

the issuance to Alberta Star of 200,000 common shares of the Company upon Exchange acceptance for filing (paid) and

(iii)

work commitments totalling $2,000,000 over a five year period ($750,000 in the first year; $250,000 in the second year; $250,000 in the third year; $250,000 in the fourth year and $500,000 in the fifth and final year).

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

During the year ended December 31, 2005, the Company incurred the following exploration expenses on the MacInnis Lake project:

	2005	2004
Geological consulting	$ 20,795	$ -
Geophysical surveys	213,475	-
Field expenses	9,245	-
	$ 243,515	$ -

Thomas Mountain, Utah, United States

On August 11, 2005 the Company entered into an option agreement with Energex, LLC (“Energex”) to acquire a 100% interest in 27 mineral claims (the “PPCO” claims) in Juab County, Utah.

The terms of the Option Agreement call for an initial cash payment to Energex of US$5,000, annual maintenance payments to Energex of US$10,000 commencing in the second year and escalating by US$10,000 each year thereafter to a maximum of US$50,000 per year, and work commitments totalling US$1,000,000 over a four year period (US$100,000 in the first year; US$200,000 in the second year; US$300,000 in the third year and US$400,000 in the fourth and final year).  The Company will earn a 100% interest in the PPCO claims by making the initial cash payment of US$5,000 (paid) and satisfying the work commitment of US$1,000,000, subject to a 2% royalty payable to Energex.

In September 2005, the Company staked additional claims around the original PPCO uranium claims, bringing the total to 195 lode claims comprising 3,900 acres at a total staking cost of $62,298.

During the year ended December 31, 2005, the Company incurred the following exploration expenses on the Thomas Mountain project:

	2005	2004
Geological consulting	$ 6,933	$ -
Field expenses	11,522	-
	$ 18,455	$ -

NOTE 3.

MINERAL PROPERTIES (continued):

C de Baca, New Mexico, United States

On September 22, 2005 the Company announced that it is acquiring a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims is US$10,000 cash payment on acceptance for filing by the Exchange (which has been paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

To December 31, 2005, the Company has incurred total acquisition costs of $44,684 with respect to the Dat Claims.  This amount is comprised of staking fees of $10,800, filing fees of $22,119 and the purchase price of $11,765 (US$10,000).

NOTE 4.

RELATED PARTY TRANSACTIONS

During 2005, management fees of $52,500  (2004 - $30,000; 2003 - $55,000) were paid or accrued to a private company controlled by a director.  In addition, rent of Nil (2004 – Nil; 2003 – $19,000) was paid to this related party.  As at December 31, 2005 Nil  (2004 - $27,080) was owing to this related party.  With the exception of the granting of stock options, these transactions were measured at the exchange amount agreed to by the related parties.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2003	4,530,625	1,466,119	49.000
Shares issued for mineral properties	300,000	121,000	19,724
Exercise of stock options	25,000	7,000	-
Exercise of warrants	1,092,500	229,425	-
Stock-based compensation	-	-	60,224

Balance at December 31, 2004	5,948,125	1,823,544	128,948
Shares issued for mineral properties	400,000	200,000	-
Exercise of stock options	290,000	96,000	-
Exercise of warrants	1,555,000	520,000	-
Private placement	1,750,116	743,104	-
Finders fees	-	(9,300)	-
Fair market value of agent’s warrants	-	(5,828)	-
Stock-based compensation	-	-	155,266

Balance at December 31, 2005	9,943,241	$ 3,367,520	$ 284,214

NOTE 5.

SHARE CAPITAL (continued)

Private Placements

On April 29, 2005 the Company completed a non-brokered private placement of 1,135,000 units at $0.40 per unit, with each unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of the Company for $0.50 per share for a two year period from closing.   Finder’s fees of $9,300 were paid with respect to this placement, along with the issuance of 25,000 agent’s warrants, with each warrant exercisable to purchase one common share at a price of $0.40 per share for a period of two years from closing.

On November 7, 2005 the Company completed a non-brokered private placement of 615,116 units at $0.47 per unit, with each unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of the Company for a two year period, exercisable at $0.57 per share in the first year and at $0.70 per share in the second year.

Stock Options

In 2003 the Company granted stock options to directors and employees entitling them to purchase 306,000 common shares at a price of $0.28 per share to February 5, 2005 The granting of these options resulted in a stock based compensation expense of $49,000 being recorded representing the fair value of the options.  In accordance with the new accounting recommendations effective January 1, 2003, the Company has elected to expense the fair value of all stock options granted.  The total fair value of $49,000 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3% and an expected volatility of 112%

In 2004, the Company granted stock options to directors, employees and consultants entitling them to purchase 283,000 common shares at a price of $0.40 per share to June 30, 2006.  The granting of these options resulted in a stock based compensation expense of $60,224 being recorded during 2004.  The total fair value of $60,224 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 99%.

On February 23, 2005 the Company granted stock options to directors and consultants entitling them to purchase 371,000 common shares at a price of $0.30 per share to February 23, 2007.  The granting of these options resulted in a stock based compensation expense of $60,413 being recorded, representing the fair value of the options as estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 102%.

On May 27, 2005 the Company granted stock options to directors and consultants entitling them to purchase 50,000 common shares at a price of $0.40 per share to May 27, 2007.  The granting of these options resulted in a stock based compensation expense of $9,602 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.78% and an expected volatility of 88%.

On August 31, 2005 the Company granted stock options to a consultant entitling him to purchase 150,000 common shares at a price of $0.40 per share to August 31, 2007.  The granting of these options resulted in a stock based compensation expense of $28,455 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.97% and an expected volatility of 86%.

On September 30, 2005 the Company granted stock options to a consultant entitling him to purchase 44,000 common shares at a price of $0.52 per share to September 30, 2007.  The granting of these options resulted in a stock based compensation expense of $11,014 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.35% and an expected volatility of 87%.

NOTE 5.

SHARE CAPITAL (continued)

On October 7, 2005 the Company granted stock options to a consultant entitling him to purchase 110,000 common shares at a price of $0.60 per share to October 7, 2007.  The granting of these options resulted in a stock based compensation expense of $31,826 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.41% and an expected volatility of 88%.

On December 7, 2005 the Company granted stock options to a director entitling him to purchase 50,000 common shares at a price of $0.60 per share to December 7, 2007.  The granting of these options resulted in a stock based compensation expense of $13,956 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.77% and an expected volatility of 83%.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2002	524,200	$0.56	0.02 years
Options granted	306,000	0.28	-
Options exercised	-	-	-
Options cancelled and expired	(524,200)	0.56	-

Balance, December 31, 2003	306,000	$0.28	1.16 years
Options granted	283,000	0.40	-
Options exercised	(25,000)	0.28	-
Options cancelled and expired	-	-	-

Balance, December 31, 2004	564,000	0.34	0.33 years
Options granted	775,000	0.40	-
Options exercised	(290,000)	0.28	-
Options cancelled and expired	(281,000)	0.33	-

Balance, December 31, 2005	768,000	$0.42	1.28 years

The following incentive stock options were outstanding at December 31, 2005:

Number of Shares	Exercise Price	Expiry Date

193,000	$0.40	June 30, 2006
171,000	$0.30	February 23, 2007
50,000	$0.40	May 27, 2007
150,000	$0.40	August 31, 2007
44,000	$0.52	September 30, 2007
110,000	$0.60	October 7, 2007
50,000	$0.60	December 7, 2007
768,000

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2002	-	-	-
Warrants issued	2,762,500	$0.28	-
Warrants exercised	(70,000)	0.21	-
Warrants cancelled and expired	-	-	-

Balance, December 31, 2003	2,692,500	0.29	1.11 years
Warrants issued	100,000	0.47	-
Warrants exercised	(1,092,500)	0.21	-
Warrants cancelled and expired	-	-	-

Balance, December 31, 2004	1,700,000	0.34	0.67 years
Warrants issued	900,058	0.54	-
Warrants exercised	(1,555,000)	0.33	-
Warrants cancelled and expired	(45,000)	0.45	-

Balance, December 31, 2005	1,000,058	$0.52	1.40 years

In 2004 the Company issued 100,000 warrants in connection with the Gold Hill Property (refer to Note 3).  The fair value of these warrants was estimated to be $19,724 and was capitalized as a mineral property acquisition cost.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 99%.

In 2005 the Company issued 25,000 warrants to the agents in connection with a private placement of 1,135,000 units.  The fair value of these agents warrants was estimated to be $5,828 and charged to share capital as a share issuance cost.   The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 88%

The following warrants to acquire common shares were outstanding at December 31, 2005:

	Number of Shares	Exercise Price	Expiry Date

Warrants	100,000	$0.47	June 15, 2006
	567,500	$0.50	April 26, 2007
	307,558	$0.57/0.70	November 6, 2007
Agents Warrants	25,000	$0.40	April 26, 2007

	1,000,058

NOTE 6.

INCOME TAXES

The Company has non-capital losses of approximately $1,140,000 which may be available to offset future income for Canadian income tax purposes which expire over the next ten years.  In addition, there are resource-related expenditures of approximately $1,415,000 which may be used to offset future taxable Canadian resource income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.  Due to the uncertainty of realization of these loss carryforwards and resource pools, the benefits have not been reflected in the financial statements as the Company has provided a full valuation allowance for the potential future tax assets resulting from these loss carryforwards and resource pools.

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2005	2004
Tax value of mineral properties in excess of book value	$ 57,000	$ -
Non-capital losses from prior years	1,140,000	983,000
	1,197,000	983,000

Estimated corporate income tax rate	35.6%	37.0%

Potential future income tax assets	426,132	363,710
Less: valuation allowance	(426,132)	(363,710)

Net Future Income Tax Asset (Liability)	$ -	$ -

The Company has non-capital losses remaining to be carried forward of approximately $1,140,000 (2004: $983,000) which may be available to offset future income tax but which expire as follows.

Year	Loss ($)

2006	81,000
2007	236,000
2008	169,000
2009	127,000
2010	125,000
2014	149,000
2015	253,000
1,140,000

NOTE 7 - SUPPLEMENTARY CASH FLOW DISCLOSURE:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Cash paid for: Interest	$-	$ -	$ -
Income taxes	$-	$ -	$ -

Other Non-Cash Transactions

During the year ended December 31, 2003 the Company issued 200,000 shares for mineral properties at $0.20 per share, and 200,000 shares for mineral properties at $0.38 per share.  Refer to Note 3.

During the year ended December 31, 2004 the Company issued 100,000 shares for mineral properties at $0.47 per share, and 200,000 shares for mineral properties at $0.37 per share.  During the year, the Company also issued 100,000 warrants valued at $19,724 for mineral properties.  Refer to Note 3.

During the year ended December 31, 2005 the Company issued 200,000 shares for mineral properties at $0.60 per share, and 200,000 shares for mineral properties at $0.40 per share.  Refer to Note 3.

NOTE 8.

SUBSEQUENT EVENT

On February 7, 2005, the Company granted 225,000 incentive stock options exercisable at $0.70 for a two year period to officers and directors of the Company.

NOTE 9.

ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

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

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c)

Mineral property costs:

Under Canadian GAAP, mineral property acquisition, exploration and development costs may be deferred and amortized as disclosed in Note 2.  Under U.S. GAAP mineral property exploration costs are expensed as incurred.  Mineral property acquisition costs are accounted for as tangible assets using the guidance in EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets”.  Management reviews the carrying value of mineral property costs for impairment whenever circumstances could indicate that the carrying amount may not be recoverable.  To date, the Company has impaired all acquisition costs of exploration properties pending results of its exploration work indicating the existence and recoverability of mineral resources.

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

e)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2005, 2004 and 2003, comprehensive loss equals the loss for the year.

f)

Statements of cash flows

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

The effect of the accounting differences for exploration costs and stock-based compensation are as follows:

	Year ended December 31,
	2005	2004	2003
	$	$	$
Total assets, Canadian GAAP	1,895,593	687,747	476,125
Mineral property costs	(1,305,173)	(681,862)	(198,038)
Total assets, US GAAP	590,420	5,885	278,087

Deficit, Canadian GAAP	(1,792,140)	(1,327,159)	(1,117,527)
Mineral property costs	(1,305,173)	(681,862)	(198,038)
Stock-based compensation	(6,611)	(6,611)	(6,611)
Deficit, US GAAP	(3,103,924)	(2,015,632)	(1,322,176)

Net loss, Canadian GAAP	(464,981)	(209,632)	(157,206)
Mineral property costs	(623,311)	(483,824)	(198,038)
Net loss, US GAAP	(1,088,292)	(693,456)	(355,244)

Basic net loss per share, US GAAP	(0.14)	(0.13)	(0.10)

	Year ended December 31,
	2005	2004	2003
	$	$	$
Cash used in operating activities, Canadian GAAP	(278,698)	(139,191)	(71,480)
Interest in unproven mineral properties	(480,311)	(343,100)	(82,038)
Cash used in operating activities, US GAAP	(759,009)	(482,291)	(153,518)

Cash used in investing activities, Canadian GAAP	(480,311)	(343,100)	(82,038)
Interest in unproven mineral properties	480,311	343,100	82,038
Cash used in investing activities, US GAAP	-	-	-

g)

Recent accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, “Share Based Payment”. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. Management is currently evaluating the impact of the adoption of this standard on the Company’s results of operations and financial position.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during its implementation of SFAS 123R.

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47).  Asset retirement obligations (AROs) are legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. FIN 47 clarifies that liabilities associated with asset retirement obligations whose timing or settlement method are conditional on future events should be recorded at fair value as soon as fair value is reasonably estimable. FIN 47 also provides guidance on the information required to reasonably estimate the fair value of the liability. FIN 47 is intended to result in more consistent recognition of liabilities relating to AROs among companies, more information about expected future cash outflows associated with those obligations stemming from the retirement of the asset(s) and more information about investments in long-lived assets because additional asset retirement costs will be recognized by increasing the carrying amounts of the assets identified to be retired. FIN 47 is effective for fiscal years ending after December 15, 2005. Management is currently evaluating the impact, which the adoption of this standard will have on the Company’s financial statements.

In July 2005, the Financial Accounting Standards Board issued SFAS No. 154, Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets must be accounted for as a change in accounting estimate effected by a change in accounting principle. The guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. We will implement this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on our reported financial position or earnings.