Form 20-F
period 2006-12-31
MAX RESOURCE CORP.
filed 2007-07-02
CIK 1116548

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

__

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of the event requiring this shell company report ________________________

Commission file number

000-30780

MAX RESOURCE CORP.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

400 Burrard Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3G2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2006:  11,363,741 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

__ Yes       X  No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

__ Yes       X  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 X  Yes      __ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated filer __

Accelerated filer __

Non-accelerated filer  X

Indicate by check mark which financial statement item the registrant has elected to follow.

 X  Item 17   __ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

__ Yes       X  No

MAX Resource Corp.

Form 20-F Annual Report

Table of Contents

                         Part I

Page

Item 1.

Identity of Directors, Senior Management and Advisers

 5

Item 2.

Offer Statistics and Expected Timetable

 5

Item 3.

Key Information

 6

Item 4.

Information on the Company

11

Item 5.

Operating and Financial Review and Prospects

40

Item 6.

Directors, Senior Management and Employees

48

Item 7.

Major Shareholders and Related Party

52

Transactions

Item 8.

Financial Information

54

Item 9.

The Offer and Listing

55

Item 10.

Additional Information

56

Item 11.

Quantitative and Qualitative

69

Disclosures about Market Risk

Item 12.

Description of Securities other than Equity Securities

69

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

69

Item 14.

Material Modifications to the Rights of Securities Holders

69

and Use of Proceeds

Item 15.

Controls and Procedures

69

Item 16A.

Audit Committee Financial Expert

71

Part III

Item 17.

Financial Statements

72

Item 18.

Financial Statements

94

Item 19.

Exhibits

94

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward looking statements are usually, but not always, identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, our history of operating losses and uncertainty of future profitability; our lack of working capital and uncertainty regarding our ability to continue as a going concern; uncertainty of access to additional capital; risks inherent in mineral exploration; environmental liability claims and insurance as well as those factors discussed in the section entitled “Risk Factors”, “Information On The Company” and “Operating And Financial Review And Prospects”.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.  Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.  We do not assume responsibility for the accuracy and completeness of these statements.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Information contained in this annual report related to mineralization may be strictly prohibited in SEC filings for U.S. registered companies under the SEC guidelines.  The Company is an exploration stage company and its properties have no known body of ore.  U.S. investors are cautioned not to assume that the Company has any mineralization that is economically or legally mineable.

All references in this Report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “MAX” refer to MAX Resource Corp. and its subsidiaries.

Conversion Table

In this Annual Report a combination of Imperial and metric measures are used.  Conversions from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure =	Metric Unit	Metric Measure =	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 meter	0.3048 meters	1 foot
0.62 miles	1 kilometer	1.609 kilometers	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Canadian Dollar Per U.S. Dollars
	Year Ended December 31,					3-Month Period Ended December 31,
	2006	2005	2004	2003	2002	2006	2005
End of period	1.1652	1.1656	1.2034	1.2923	1.5800	1.1652	1.1656
Average for the period	1.1340	1.2115	1.3016	1.4007	1.5703	1.1390	1.1732
High for the period	1.1726	1.2703	1.3970	1.5750	1.6128	1.1652	1.1960
Low for the period	1.0989	1.1507	1.1775	1.2923	1.5108	1.1154	1.1507

	For the month of
	January 2007	February 2007	March 2007	April 2007	May 2007
High for the period	1.1824	1.1852	1.1810	1.1583	1.1136
Low for the period	1.1647	1.1586	1.1530	1.1068	1.0701

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 20, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0646 .  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.

Offer Statistics and Expected Timetable

Not applicable

Item 3.

Key Information

We were incorporated as Proven Capital Corp. on April 25, 1994 under the Business Corporations Act of Alberta (the “Business Corporations Act”).  We changed our name to Cedar Capital Corp. on January 10, 1995 and subsequently to Vancan Capital Corp. on February 12, 2002.  On May 14, 2004, we changed our name to Max Resources Corp.

We are in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, our ability to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  We will depend almost exclusively on outside capital to complete the exploration and development of our mineral properties.  Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to us.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of our current stockholders.  If we are unable to obtain financing in the amounts and on terms deemed acceptable, our business and future success may be adversely affected.  Our ability to continue operations as a going concern is dependent upon our ability to obtain necessary financing.  To date, we have not generated any revenues from operations and will require additional funds to meet our obligations and the costs of our operations.  As a result, significant losses are anticipated prior to the generation of any profits.

We are a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol MXR.   We are quoted in the United States on the OTC Bulletin Board under the symbol MXROF.  We were listed on the Frankfurt Stock Exchange on March 2, 2006 under the symbol M1D.

3.A

Selected Financial Data

This data is derived from our audited consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled to accounting principles generally accepted in the United States (“U.S. GAAP”).  The following selected financial data has been extracted from the more detailed consolidated financial statements included herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”) and is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere herein.  The following information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects”.

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income(Loss)Cdn. GAAP	($722)	($464)	($209)	($157)	($110)
Earnings(Loss) Per Share Cdn GAAP	($0.06)	($0.06)	($0.04)	($0.05)	($0.06)

Net Income(Loss) US GAAP	($788)	($1,088)	($693)	($355)	($110)
Earnings (Loss) Per Share US GAAP	($0.07)	($0.14)	($0.13)	($0.10)	($0.12)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0

Working Capital	$846	$560	($57)	$199	$12
Mineral Properties Cdn GAAP	$1,371	$1,305	$682	$199	0
Mineral Properties US GAAP	0	0	0	0	0
Long Term Debt Cdn GAAP	0	0	0	0	0

Shareholder’s Equity Cdn GAAP	$2,218	$1,865	$625	$397	$13
Shareholders’ Equity US GAAP	839	(554)	(63)	$193	$6
Total Assets Cdn GAAP	$2,276	$1,895	$687	$476	$55
Total Assets US GAAP	$904	$590	$5	$278	$55

There are several material differences between Canadian GAAP and U.S. GAAP as is applicable to the financial information disclosed or summarized herein.  Reference is made to Note 9 in the attached financial statements for an explanation of material differences between Canadian GAAP and U.S. GAAP.

See “Currency and Exchange Rates” for disclosure of exchange rates between Canadian dollars and United States dollars.  Unless indicated otherwise, all references to dollars in this annual report are to Canadian dollars.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $722,158 for the fiscal year ended December 31, 2006 and losses of $464,981 and $209,632 for the fiscal years ended December 31, 2005 and 2004, respectively.   As of December 31, 2006, we had a cumulative deficit of $2,514,298.  There can be no assurance that either the Company or our subsidiary will achieve profitability in the future or at all.

We have not identified any commercially viable mineral deposits.  We have not commenced development or commercial production on any of our properties.  We have no history of earnings or cash flow from operations.  We do not have a line of credit and our only present source of funds available may be through the sale of our equity shares or assets.  Even if the results of exploration are encouraging, we may not have the ability to raise sufficient funds to conduct further explorations to determine whether a commercially mineable deposit exists on any of our properties.  While additional working capital may be generated through the issuance of equity or debt, the sale of properties or possible joint venturing of the properties, we cannot assure you that any such funds will be available for operations on acceptable terms, if at all.

Very few mineral properties are ultimately developed into producing mines.

At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.   The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

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

As at December 31, 2006, we had cash on hand of $880,201.  On May 24, 2007, we completed a brokered private placement offering of 5,000,000 units at a price of $1.00 per unit and 500,000 flow-through units at a price of $1.20 per flow-through unit.  We also completed a non-brokered placement of 2,750,000 units at $1.00 per unit and 209,000 flow-through units at $1.20 per unit.  The total gross proceeds of $8,600,800 will provide sufficient working capital to fund our exploration activities on our properties in Alaska, New Mexico, Arizona and the

Northwest Territories through fiscal 2008.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  While we believe we have sufficient working capital to fund our activities through our 2008 fiscal year, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral properties we acquire.

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

Metal prices fluctuate widely.

Our business activities are significantly affected by the prices of precious metals and base metals on international markets.  The price of minerals affects our ability to raise financing, the commercial feasibility of our properties, the future profitability of our properties should they be developed and our future business prospects.  The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.

The resource industry is very competitive.

Significant competition exists for the limited number of property acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than our Company, we may be unable to acquire attractive mining properties on terms we consider acceptable.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and exploited economically; the technical expertise to find, develop, and produce such properties; the labor to operate the properties; and the capital for the purpose of funding such properties.  Many competitors not only explore for and mine precious metals and minerals but conduct refining and marketing operations on a worldwide basis.  Such competition may result in our being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties.  Our inability to compete with other mining companies for these resources may have a material adverse effect on our results of operation and business.  There can be no assurance that our exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

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

Although our shares trade on the TSX Venture Exchange, the Frankfurt Stock Exchange and the NASD OTC Bulletin Board, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.  In addition, trading volumes in our common shares can be volatile and if the trading volume of our common shares experiences significant changes, the price of our common shares could be adversely affected.  The price of our common shares could also be significantly affected by factors, many of which are beyond our control.

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

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

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

We will likely be classified as a passive foreign investment company during the current taxable year, which will have significant negative tax consequences for U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2006, and based on current business plans and financial projections, we expect that we will be classified as a PFIC for the current taxable year.  Whether we will be a PFIC for the taxable year ending December 31, 2007 and each subsequent taxable year depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we were not, or will not be, a PFIC for any taxable year.  United States income tax legislation contains rules which result in significant negative tax consequences on U.S. Holders of PFICs.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain income tax elections.  U.S. Holders are urged to consult their tax advisors regarding the acquisition, ownership, and disposition of our Common Shares.  See the section below entitled “Taxation – United States Federal Income Tax Consequences”.

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of Alberta, Canada.  All of our directors and officers are residents of Canada, with the exception of Daniel T. MacInnis (who resides in the United States), and part of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgement of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgement was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Item 4.  Information on the Company

4.A

History and Development of the Company

We were incorporated as Proven Capital Corp. on April 25, 1994 under the Business Corporations Act of Alberta.  We changed our name and consolidated our share capital as set forth below on the following dates:

Date	Name	Consolidation (Old:New)
April 25, 1994	Proven Capital Corp.	Not applicable
January 10, 1995	Cedar Capital Corp.	Not applicable
February 12, 2002	Vancan Capital Corp.	4:1
May 14, 2002	MAX Resource Corp.	Not applicable

We have an authorized capital of an unlimited number of common shares and an unlimited number of preferred shares, none of which preferred shares are issued.

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

Principal Expenditures And Divestitures

Since the beginning of the last three financial years, our principal capital expenditures and divestitures have been comprised of the following:

The Gold Hill Option Agreement:

On May 17, 2004, we entered into an Option Agreement with Zazu Exploration, Inc. (“Zazu”) to acquire its option to acquire a 90% interest, or “ownership”, in the Gold Hill Property near Cantwell, Alaska. Zazu Exploration, Inc. is a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.

Under the terms of the Option Agreement, we paid $63,691 (US$48,200) and issued 100,000 shares valued at $47,000 and 100,000 warrants exercisable at $0.47 per share for a two year period. In order to maintain the Option, the Company issued an additional 200,000 shares effective December 31, 2004 (issued at a value of $74,000) and issued a further 200,000 shares effective December 31, 2005 (issued at a value of $120,000). With the issuance of the 200,000 shares, we have exercised the option to assume Zazu’s interest and have now acquired the option to earn a 90% interest in the Gold Hill Property from GCO Minerals, as described below.

Under the terms of the Option Agreement, we have assumed all of Zazu’s obligations, including the obligation to make annual payments to maintain the claims comprising the Gold Hill Property, under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds), as amended effective November 23, 2006:

Year

Work Commitment

Advance Royalty

2004

          $100,000 (incurred)

$ 5,000 (paid)

2005

150,000

 (incurred)

  15,000 (paid)

2006

250,000

 (deferred to 2007)

  25,000 (paid)

2007

250,000

  25,000 (paid subsequent to December 31, 2006)

2008

500,000

  50,000

2009

500,000

  75,000

2010

500,000

 100,000

Upon exercise of the option, our 90% interest will be subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying us the lesser of

 US$5,000,000 or 300% of all costs incurred to completion of a Feasibility Report.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, we will pay to Zazu an additional NSR of 1%.

During the year ended December 31, 2006, we continued our planning for a drill program to explore the Gold Hill property for gold and molybdenum.  We had secured the necessary drill permits but were unable to secure a drill rig for the 2006 exploration season due to the limited availability of drill rigs and experienced drill crews in the Alaska region.   As such, we are making plans for the 2007 exploration season.  In October 2006, we conducted a property visit to Alaska with a drilling contractor and entered into an agreement for drilling of the property in July of 2007.

MacInnis Lake Uranium Project:

We entered into an option agreement dated April 1, 2005, as amended April 11, 2006, (the “Option Agreement”) with Alberta Star Development Corp. (“Alberta Star”) to acquire up to a 50% interest or “ownership” in the MacInnis Lake Uranium Property.

The terms of the Option Agreement with Alberta Star, which was closed on April 19, 2005, call for us to earn the 50% interest by:

(i)

making cash payments totaling $30,000 (paid);

(ii)

issuing to Alberta Star of 200,000 of our shares (which have been issued); and

(iii)

performing exploratory work commitments totalling $2,000,000 over a five year period (being $750,000 on or before April 1, 2007; $250,000 thirty months from April 1, 2005; $250,000 on or before April 1, 2008; $250,000 on or before April 1, 2009 and $500,000 on or before April 1, 2010).

The terms of the Option Agreement call for us to earn a 25% interest in the MacInnis Lake project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  We can earn a further 25% interest when we complete the $2,000,000 in work commitments.

The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the Option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as operator on the MacInnis Lake project for the term of the Option Agreement.

The Option to earn an interest in the MacInnis Lake project will complement our current property holdings in the Northwest Territories, the Target 1 Claim, also held jointly with Alberta Star.

As of December 31, 2006, we have spent $243,515 on exploration of the MacInnis Lake project, primarily comprised of an airborne geophysical survey flown over the property in early June, 2005.  As a result, no interest has yet been earned in the property.

Diamond Peak Property (Nevada):

On May 9, 2006, we announced that we had entered into an Option Agreement to acquire a 100 % interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration.

The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 shares of the Company and the following rental payments (in U.S funds):

Date

Payment Amount

Upon execution of this Agreement

$25,000 (paid)

First anniversary of Effective Date

$35,000 (paid)

Second anniversary of Effective Date

$45,000

Each anniversary thereafter

$50,000

These rental payments shall not be credited against the Royalty or the Purchase Price of US$300,000.   If the Option to Purchase the Property is exercised during the term of the rental payments, no further property rental payments will be due.

The Diamond Peak property is subject to a 3% NSR royalty.  Upon full exercise of the Option, we will own 100% of the project.

We entered into a mineral property option agreement on May 15, 2006 with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby we granted to Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 shares of Kokanee to the Company upon completion of Kokanee’s public listing.

Kokanee intends to exchange its shares for shares of a company, to be named “Kokanee Minerals” which will be listed on the TSX-Venture Exchange.  There can be no assurance given that Kokanee Placer Ltd. will succeed in such a reverse merger or listing or that “Kokanee Minerals” will secure such a listing.

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

ii)

$300,000 in the second year, and

iii)

$600,000 in the third year.

To date, we have not made any expenditure on the Diamond Peak Property.  However, Kokanee completed an exploration program on the Diamond Peak Property during 2006 in order to satisfy their first year obligation of $100,000 in expenditures.   This initial exploration program began on June 6th, 2006 and included an induced polarization survey over 4 kilometers of strike length.  The results of this survey are pending.

Thomas Mountain Project (Utah):

On August 11, 2005, we entered into an Option Agreement with Energex, LLC to acquire a 100 % interest in the PPCO claims at Thomas Mountain in Juab County, Utah.  Energex, LLC is a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration.

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

We will earn a 100% interest in the PPCO claims by making the initial cash payment of $5,000 (which has been made) and satisfying the work commitment of $1,000,000, subject to a 2% royalty payable to Energex.

We may, at any time, purchase the Thomas Mountain Project claims from Energex LLC for a purchase price of $300,000.  If we choose to do so, no further rental payments will be due to Energex LLC.

In early March 2006, we retained DeLong Construction and Drilling of Nevada as the drilling contractor for our Thomas Mountain project.  Drilling was conducted using a reverse-circulation drill, with the first drill hole completed by March 21, 2006 when we were forced to put the balance of the drill program on hold due to heavy snowfall.   Between one to two feet of show had fallen in the immediate area and the drill rig was removed until conditions improved.

On April 24, 2006, drilling resumed on Thomas Mountain, with a further two holes drilled.  Upon receipt of assay results from these drill holes, we suspended drilling, pending further review.  With the completion of these three holes, MAX had satisfied its work commitment for the year and suspended the balance of the drill program while conducting a review of the geology of the area.

During the year ended December 31, 2006, we spent $133,790 for exploration of the Thomas Mountain property in Utah.  As a result of our review of the exploration results, and with option payments and claim maintenance fees due in September 2006, we elected not to make these payments and abandoned the property.  As such, we wrote down property acquisition costs of $65,880 and deferred exploration charges $152,245 related to the Thomas Mountain project during the year ended December 31, 2006.

C de Baca Project (New Mexico):

In September 2005, we announced that we had entered into an agreement with Applied Geological Services, Inc. of Denver, Colorado for the acquisition of a total of 108 uranium exploration claims (the “Dat Claims”) in Socorro County, New Mexico.  Consideration for the acquisition of the Dat Claims (known also as the “C de Baca Project”) is an immediate US$10,000 cash payment with annual payments of US$10,000 until production.  After production, a royalty of 2% of revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.  The obligation to make payments to Applied Geologic Services can be terminated at anytime by us by providing notice that we are abandoning the Dat Claims and agreeing to transfer them back to the vendor.

In August 2006, we filed for drill permits for the C de Baca project in New Mexico and drilling commenced May 22, 2007.   During the year ended December 31, 2006, we spent $13,379 for geological consulting on the C de Baca project as well as $1,814 for permitting and $1,353 for field expenses.  The Dat Claims and the agreement with Applied Geological Services, Inc. are both in good standing at this time.

NUSTAR Uranium Project (Colorado Plateau, Arizona)

On April 4, 2007, we entered into an agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

Under the terms of the agreement, we purchased a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of our common stock, subject to a gross royalty of 4% of sales revenue from commercial production of uranium from the NUSTAR Claims.   For each breccia pipe identified on the NUSTAR Claims that goes into commercial production, we shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment to NUSTAR of $1,000,000.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Stuart Rogers devotes approximately 60% of his business time to our affairs.  We have a management agreement dated May 8, 2002 with a private company owned by Mr. Rogers whereby he provides management services to us for $5,000 per month.  For the period December 1, 2003 to March 31, 2005, Mr. Rogers reduced the monthly fee to $2,500 per month to conserve the Company’s working capital.

Office Space

We do not own our office.  We rent about 335 square feet of office space in Vancouver, British Columbia as our executive office on a month to month basis.  Our rent and related office expenses total approximately $1,500 per month.  This $1,500 per month is included in the $5,000 per month paid in management fees to a private company owned by our President, Stuart Rogers.

4.B

Business Overview

During the fiscal year ended December 31, 2006, we focused on drilling of our Thomas Mountain property in Utah and drill permitting for our C de Baca uranium project in Socorro County, New Mexico.  In addition, we began preparations for drilling in the spring of 2007 at the Gold Hill project in Alaska and concluded the acquisition of an option to acquire a 100 % interest in the Diamond Peak Property, a Gold/Zinc prospect in Eureka County, Nevada.

LOOKING FORWARD FOR 2007, we anticipate that we will be able to fund our ongoing general operations through the next year from funds on hand.  On May 24, 2007, we completed a brokered private placement offering of 5,000,000 units at a price of $1.00 per unit and 500,000 flow-through units at a price of $1.20 per flow-through unit.  We also completed a non-brokered placement of 2,750,000 units at $1.00 per unit and 209,000 flow-through units at $1.20 per unit.  The total gross proceeds of $8,600,800 is expected to provide sufficient working capital to fund our exploration activities on our properties in Alaska, New Mexico, Arizona and the Northwest Territories through fiscal 2008.  See “Special Note Regarding Forward Looking Statements”.

4C

Organizational Structure

The Company has only one subsidiary, MAX Resources, Inc., a wholly owned Nevada corporation incorporated in the fiscal year ending December 31, 2005 for the purpose of holding its mineral interests in Utah, New Mexico and Nevada and for the purpose of securing work permits on its properties in those jurisdictions.  Throughout this report on Form 20F, MAX Resources, Inc. and its parent company, MAX Resources Corp., are collectively referred to as the Company.

4.D

Property, Plants and Equipment

WE ARE AN EXPLORATION STAGE COMPANY AND HAVE NO MINERAL PRODUCING PROPERTIES AT THIS TIME.  ALL OF OUR PROPERTIES ARE EXPLORATION PROJECTS, AND WE RECEIVE NO REVENUES FROM PRODUCTION.  ALL WORK PRESENTLY PLANNED BY US IS DIRECTED AT DEFINING MINERALIZATION AND INCREASING UNDERSTANDING OF THE CHARACTERISTICS AND ECONOMICS OF THAT MINERALIZATION.  THERE IS NO ASSURANCE THAT A COMMERCIALLY VIABLE MINERAL DEPOSIT EXISTS IN ANY OF OUR PROPERTIES NOR DO WE ANTICIPATE SAME UNTIL AFTER COMPLETION OF FURTHER EXPLORATION WORK AND A COMPREHENSIVE EVALUATION BASED UPON UNIT COST, GRADE, RECOVERIES AND OTHER FACTORS CONCLUDE ECONOMIC FEASIBILITY.  THE INFORMATION CONTAINED HEREIN RESPECTING OUR MINERAL PROPERTIES IS BASED UPON INFORMATION PREPARED BY OR THE PREPARATION OF WHICH WAS SUPERVISED BY GEOLOGIST, CLANCY J. WENDT, OUR VICE PRESIDENT EXPLORATION.   MR. WENDT IS A “QUALIFIED PERSON” PURSUANT TO CANADIAN SECURITIES NATIONAL INSTRUMENT 43-101 CONCERNING STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS.

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

The dates of our claims are disclosed in the claims table above.  They vary from 1988 to 2004 and are primarily either 40 acres or 160 acres.

The payment for each rental year is due September 1 of any given year and is payable no later than November 30 in that year.  For 2007, we must pay approximately US$6,050 in lease payments to maintain our Alaska claims in good standing.  The claims do not have an expiration date so long as these annual rent payments are made.

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

On acceptance for filing of this Option Agreement by the TSX Venture Exchange, the two principals of Zazu joined our team on June 23, 2004, with Gil Atzmon joining our Board of Directors and Clarence J. Wendt agreeing to oversee our exploration as well as search for additional properties.

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

The original assay sheets of the work done by AMAX are not available.  We believe that our review of the original pulps from AMAX shows that AMAX did work to industry standards.

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

During the year ended December 31, 2006, we continued our planning for a drill program to explore the Gold Hill property for gold and molybdenum.  We had secured the necessary drill permits but were unable to secure a drill rig for the 2006 exploration season due to the limited availability of drill rigs and experienced drill crews in the Alaska region.   As such, we are making plans for the 2007 exploration season.  In October 2006, we conducted a property visit to Alaska with a drilling contractor and entered into an agreement for drilling of the property in June of 2007.

The Target Claims

By agreement dated April 16, 2003, we obtained the right to acquire a 50% interest or “ownership” in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).  We acquired our 50% interest by paying $15,000 and issuing 200,000 common shares at a price of $0.38 per share.

By agreement dated January 15, 2003, we entered into an agreement to acquire a 50% interest or “ownership” in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”).  We acquired our 50% interest in the claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incur a minimum of $100,000 (since reduced to $50,000, which amount has already been incurred) in exploration expenditures on the Claim in stages by December 31, 2004.

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

October 28, 2002

F71014

2,530.80

Maintaining the claims in good standing in the Canadian Northwest Territories:

Title to the claims conveys conditional mineral rights without surface rights.  The claims are valid (they are maintained and do not expire) until the second anniversary and thereafter if, in each year, the sum of $4.00 per acre has been expended in exploration work on the claim.  To maintain the claims in good standing, the work must be reported to the Office of the Mining Recorder on Form 9, and this form must be forwarded along with applicable fees (currently $0.10/acre).  Work in excess of the minimum requirement was completed during the summer of 2003 and reported to the Mining Recorder on March 22, 2005.

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

In mid-September 2004, we were advised by Alberta Star that Fronteer Development Group (TSX:FRG) (“Fronteer”), as operator, had intersected high-grade uranium mineralization on Alberta Star’s Longtom Lake property during drilling that it had conducted during the summer of 2004.  The Longtom Lake property is immediately adjacent to our Target 1 and Target 2 Claims jointly held with Alberta Star.

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

No funds were expended on the Target Claims during the fiscal period ended December 31, 2006 and none are currently planned.

We elected to write-off the Target 2 claim during the year ended December 31, 2005 and this resulted in a write down of $55,000 in acquisition costs and $2,000 in deferred exploration costs.  We intend to maintain the Target 1 claim.

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

In September of 2005, we staked additional claims around the original 27 PPCO uranium claims, bringing the total to 195 lode claims comprising 3,900 acres at a total staking cost of $62,298.

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

For 2006, we paid a total of US$24,375 to the Bureau of Land Management in maintaining the PPCO claims in good standing.  We also paid nominal fees to the county recorder to maintain the claims in good standing.

History of Exploration and Status:

The PPCO claims were explored during the early 1980’s by Phillips Uranium, a wholly-owned subsidiary of Phillips Petroleum.  Phillips encountered uranium grades of approximately 0.05% U3O8, over a 100 foot thickness at a depth of 900 feet within a small caldera.  The uranium host rock was identical to the host rock found in a nearby structurally controlled uranium system that produced approximately 500,000 pounds of uranium before mining was terminated when the ore zone was found to be faulted off to the east.  The zone found by Phillips on the PPCO claims is thought to be an extension of this original mineralization.  The mineralization is contained within the mote sediments of a smaller caldera within a major caldera system.  The mineralization appears to be structurally controlled along the edge of this caldera and planned exploration will follow up on previous work.  Due to the geological formations in the area, the property may be amenable to “in-situ leaching” (“ISL”), subject to further exploration.

Exploration drilling on the PPCO claims by Phillips was originally supervised by Mr. Clancy J. Wendt, our Vice-President of Exploration, who was employed by Phillips at that time.  Mr. Wendt has a Masters of Science in geology and more than 35 years of relevant experience focused on uranium, base and precious metals and industrial minerals in the US, Mexico, and Latin America.  He is a certified Professional Geologist (CPG 4966) by the American Institute of Professional Geologists, an Arizona Registered Geologist (ARG 18283) and a Registered Professional Geoscientist in the Province of British Columbia (P. Geo. 125039).

In early March 2006, we retained DeLong Construction and Drilling of Nevada as the drilling contractor for our Thomas Mountain project.  Drilling was conducted using a reverse-circulation drill, with the first drill hole completed by March 21, 2006 when we were forced to put the balance of the drill program on hold due to heavy snowfall.  Drill holes PPCO#2 and PPCO#3 were subsequently completed when weather improved.

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

The results from PPCO#1, PPCO#2 and PPCO#3 were not encouraging and we suspended further drilling pending further review and study of the geology of the project area.  While gamma logs indicated values of radioactivity in drill hole PPCO#2 as high as 900 CPS in two zones, assays revealed only anomalous values.

During the year ended December 31, 2005, we spent a total of $18,455 on the Thomas Mountain project, these expenditures being comprised of geological consulting costs and field expenses.

During the year ended December 31, 2006, we spent $133,790 for exploration of the Thomas Mountain property in Utah.  As a result of our review of the exploration results, and with option payments and claim maintenance fees due in September 2006, we elected not to make these payments and abandoned the property.  As such, we wrote down property acquisition costs of $65,880 and deferred exploration charges $152,245 related to the Thomas Mountain project during the year ended December 31, 2006.

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

The property is comprised the FMC 31-39, 40-49, 69-75, and 57-68 unpatented lode mining claims represented by Bureau of Land Management Nevada Mining Claim numbers NMC 887137-887155 and NMC 887156-887174 inclusive.  These claims were recorded on December 30, 2004.

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

We entered into a mineral property option agreement on May 15, 2006 with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby we granted to Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property.

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

i)

$100,000 to be spent by Kokanee in the first year of the agreement; (completed)

ii)

$300,000 in the second year, and

iii)

$600,000 in the third year.

To date, the Company has not made any expenditures on the Diamond Peak Property.  However, Kokanee has completed a program of exploration on the Diamond Peak Property in order to satisfy their first year obligation of $100,000 in expenditures.   This initial exploration program began on June 6th, 2006 and includes an induced polarization survey over 4 kilometers of strike length.  The results of this survey are pending.

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

For 2006, we paid a total of US$4,750 to the Bureau of Land Management in maintaining the Diamond Peak claims in good standing.  We also paid approximately $8.50 per claim to the county recorder to maintain the claims in good standing.

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

The C de Baca Project is comprised of 108 unpatented lode mining claims, the DAT 1 to DAT 108 claims, represented by Bureau of Land Management New Mexico Mining Claim numbers NMC 887137-887155 and NMC 887156-887174 inclusive.  These claims were recorded on October 6, 2005.

The following map shows the location of the C de Baca Project:

UTAH
COLO.
KANS.
OKLA.
NEW MEXICO
SANTA FE
ALBUQUERQUE
C de Baca Project
ARIZ.
SOCORRO
N
ROSWELL
ALAMOGORDO
HOBBS
LAS CRUCES
TEXAS
MEXICO

SOCORRO CO., NEW MEXICO

REGIONAL LOCATION MAP

Map By JRM	Date 3/4/80
Drft. By JRG	Date 3/5/80
Revised	FIGURE 1

Maintaining the claims in good standing in New Mexico:

Under Bureau of Land Management rules for the State of New Mexico Office, all locators and holders of State mining locations must pay an annual maintenance fee of US$125 per claim or site by August 31 of each calendar year.   This amount was paid in August, 2006.

For 2006, we paid a total of $1,814 for permits and licenses to maintain the DAT claims in good standing.  We also paid nominal fees to the county recorder to maintain the claims in good standing.

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

In August 2006, we filed for drill permits for the C de Baca project in New Mexico and drilling commenced on May 22, 2007.  During the year ended December 31, 2006, we spent $13,379 for geological consulting on the C de Baca project as well as $1,814 for permitting and $1,353 for field expenses.

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

An airborne Time Domain EM and Magnetic survey was completed at MacInnis Lake in June 2005 with processing of the data expected to be completed by early August.  The airborne survey was conducted by Fugro Airborne Surveys using a Fugro’s MEGATEM and GEOTEM systems.  This survey was focused on the search for uranium deposits with emphasis on unconformity related deposits like in the Athabasca basin of Saskatchewan.  The deposits in the Athabasca basin are associated with graphitic shear zones in the basement, which display themselves as good to strong conductors.

The surveys covered a total of approximately 950 line kilometers along east-west oriented lines, with 200 meter spacings.  .  Results from the geophysical survey will be combined with archived historical drill results to assist us in our drill targeting during subsequent exploration.

As of December 31, 2006, we have spent $243,515 on exploration of the MacInnis Lake project, primarily comprised of an airborne geophysical survey flown over the property in early June, 2005.  As a result, no interest has yet been earned in the property.

NUSTAR Uranium Project, Colorado Plateau, Arizona

Description, Location and Access:

The NUSTAR uranium claim block is comprised of 427 mineral claims totaling 8,540 acres and is located in the highly prospective Arizona Strip in Mohave County, Arizona.  The targets are uranium-bearing solution-collapse “breccia pipes” that were mined during the early 1980’s.

 History of Exploration and Status:

The claims in the NUSTAR prospect area are located on the northwestern trend of uranium deposits in this area of Arizona.  This trend contains the high-grade past producing Hacks Canyon mines, the Arizona 1 mine (currently on standby) and the EZ-1 and EZ-2 breccia pipes recently purchased by Denison Mines Corp. (DML:TSX) from Pathfinder Mines.  The average grade of the uranium ore that has been mined in the Arizona Strip is high compared to the other deposits in the Colorado Plateau and ranges from 0.40% to 0.80% U3O8.   The size of the deposits has historically varied from 400,000 kg (880,000 lbs) to 2,000,000 kg (4,400,000 lbs) of recovered U3O8.  Uranium exploration on the Arizona Strip started in the 1950’s with the discovery of uranium outcrops and surface uranium mineralization.  Exploration continued periodically, depending on the price of uranium, until the middle 1980’s when essentially all uranium exploration in the U.S. stopped.  Results on much of the work done on this area of the Colorado Plateau is reported in various publications by the USGS and State agencies in Arizona.  Uranium exploration involved companies such as Energy Fuels, Pathfinder Mines, Western Mines (a division of Phelps Dodge), Uranerz, and others.

The NUSTAR uranium occurrences are characterized as a breccia pipe which is thought to be caused by the movement of water through strata creating “rubble” zones and solution collapses.  The uranium is precipitated within these zones at a reduction/oxidation interface due to changes of the ground water chemistry and/or pressure gradients.  The mineralogy of the breccia pipes is, generally, pyrite, copper, molybdenum, lead, zinc and pitchblende.  The NUSTAR project area is located about 8-10 miles from the EZ pipes and about 20 miles from the Hacks Canyon Mines.  We have initiated plans to explore and expand known uranium drill targets, with preparations underway for a spring and summer exploration season consisting of regional mapping, soil gas acquisition, reviewing archived geologic data and completing a comprehensive regional geologic survey.   Drill targeting will focus on testing known geologic targets and uranium showings.

Item 5.  Operating and Financial Review and Prospects

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2006 compared to the prior fiscal years ended December 31, 2005 and 2004.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2006 and the related notes included in Item 17 of this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 9 to our consolidated financial statements for the fiscal year ended December 31, 2006.

Overview

Our business is exploration for minerals.  We do not have any properties that are in development or production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

(a)

Our ability to identify and acquire quality mineral exploration properties on favorable terms;

(b)

The cost of our exploration activities;

(c)

our ability to finance our exploration activities and general operations;

(d)

our ability to identify and exploit commercial deposits of mineralization; and

(e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

(a)

The competitive demand for quality mineral exploration properties;

(b)

Political and regulatory climate in countries where properties of interest are located;

(c)

Regulatory and other costs associated with maintaining our operations as a public company;

(d)

the costs associated with exploration activities; and

(e)

the cost of acquiring and maintaining our mineral properties.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type of mineralization to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold and other precious metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

The most significant factors affecting our operations during the past year were related to continued strength in the demand for, and in the prices of precious and base metals and a corresponding favourable market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next fiscal year and thereafter so long as we continue in our present business of mineral exploration.  During 2006, the prices of gold, silver, copper and zinc dramatically increased over their prices in the previous five years from 2000 to 2005, and although these metals experienced significant price volatility during 2006, they all maintained prices substantially higher than the previous five years, which effectively improved the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Accounting Policies

We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the attached audited consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions

As described in Note 1 to our consolidated financial statements, our financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs

As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

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

Stock-Based Compensation

We have granted stock options to directors and employees as described in Note 5 to the attached audited consolidated financial statements.  We adopted the accounting standards of the Canadian Institute of Chartered  Accountants (“CICA”) regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.   Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

5.A

Operating Results

Fiscal Year Ended December 31, 2006 compared to the Fiscal Year Ended December 31, 2005

During the year ended December 31, 2006, we incurred operating expenses of $523,491 as compared to operating expenses of $409,785 for the year ended December 31, 2005.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Consulting expense of $29,698 was incurred during the year ended December 31, 2006 for increased review of potential property acquisitions as compared to $3,998 incurred during the year ended December 31, 2005.

Management fees increased to $60,000 during the year ended December 31, 2006 from the $52,500 incurred during fiscal 2005 when ½ of the monthly management fee was paid during the first quarter and subsequently increased as the Company became more active.

Transfer agent, filing fees and shareholder relations expenses increased to a total of $231,444 during the year ended December 31, 2006 from the $122,631 incurred during the same period a year prior due to additional costs incurred during the current fiscal period for attendance at trade shows in Europe, advertising, web site marketing, and news dissemination.

Stock-based compensation expense of $129,165, a non-cash item, was incurred during the year ended December 31, 2006 as the result of the Company granting 550,000 incentive stock options during the period.  This is reduced from stock based compensation expense of $155,266 incurred during the year ended December 31, 2005 when the Company granted 775,000 stock options.

During the current fiscal period, the Company incurred travel costs of $22,411 primarily for attendance at trade shows.  This compares to travel expenses of $24,754 incurred during the year ended December 31, 2005 for travel related to the review of potential property acquisitions as well as attendance at trade shows.

Professional fees of $42,199 incurred during the year ended December 31, 2006 were comparable to professional fees of $41,870 incurred during the year ended December 31, 2005.

Interest income of $19,458 earned during the year ended December 31, 2006 increased from the $1,804 earned during the same period a year prior due to the Company maintaining a higher cash balance on deposit during the current period.

Due to the abandonment of the Thomas Mountain property in Utah in the fiscal year 2006, the Company incurred a write-off on mineral properties of $218,125 during the year ended December 31, 2006.  This compares to a write-down of $57,000 for the Target 2 Claim in the Northwest Territories during the year ended December 31, 2005.

As a result of the foregoing, the net loss for the year ended December 31, 2006 was $722,158 as compared to a net loss for the year ended December 31, 2005 of $464,981.

Fiscal Year Ended December 31, 2005 compared to the Fiscal Year Ended December 31, 2004

During the fiscal year ended December 31 2005, we investigated various mineral property acquisition opportunities, which ultimately led to our entering into an option agreement for the MacInnis Lake project in the Northwest Territories of Canada and the acquisition and staking of uranium exploration properties in Utah and New Mexico, the Thomas Mountain and C de Baca projects.  During the fiscal year ended December 31, 2004, we entered into an Option Agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska. As all of these properties are in the exploration stage, we do not have current operating income or cash flow.

During the year ended December 31, 2005, we incurred operating expenses of $409,785 as compared to operating expenses of $210,504 for the year ended December 31, 2004.  The significant changes during the current fiscal period compared to the year ended December 31, 2004 are as follows:

Consulting expense of $3,998 was incurred during the year ended December 31, 2005 for property review.  This compares to $50,383 spent during the year ended December 31, 2004 to retain the services of professional geologists to review potential mineral acquisitions and oversee exploration of the Gold Hill property in Alaska.

Stock based compensation expense, a non-cash item, increased to $155,266 during the year ended December 31, 2005 from the $60,224 incurred during the year ended December 31, 2004 due to the granting of more stock options during the year ended December 31, 2005 than in the same period a year prior.

Management fees of $52,500 incurred during the year ended December 31, 2005 were increased from the $30,000 incurred during the same year a year prior due to an increase in the monthly fee paid to our President due to the additional project acquisition activity undertaken during fiscal 2005.

During the year ended December 31, 2005, office and general expense increased slightly to $8,618 from the $5,179 incurred during the same period a year prior.

Professional fees for accounting and legal services for the year ended December 31, 2005 were $41,870 as compared to the $13,054 that we incurred during the same period a year prior, with the increase due to additional accounting and legal fees incurred during the current year for completion of U.S. regulatory filings.

Transfer agent, filing fees and shareholder relations expenses increased to $122,631 during the year ended December 31, 2005 from the $49,931 incurred during the prior fiscal year due to additional fees paid during the current period for investor relations services, web site development, advertising and dissemination of news releases reporting exploration results.

During the year ended December 31, 2005, we incurred travel costs of $24,754 for attendance at trade shows and review of projects.  This compares to $1,548 incurred during the year ended December 31, 2004 for facilitating the attendance of out-of-town Directors at Board meetings.

Interest income of $1,804 earned during the year ended December 31, 2005 was increased from the $872 earned during the same period a year prior.  The increase was due to the increased cash balances we maintained during fiscal 2005.

As we abandoned the Target 2 Claim in the Northwest Territories in January 2006, we wrote this property off during the year ended December 31, 2005, resulting in a write-down of mineral properties of $57,000. There were no write-downs during the prior fiscal year.

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

In May, 2006, we completed a private placement of 1,140,000 units at $0.75 per unit for gross proceeds of $855,000.  This financing provided sufficient working capital to cover our general and administrative expenses  for the balance of 2006 and allow us to conduct limited exploration on our properties in Utah, New Mexico Alaska and the Northwest Territories of Canada.

At December 31, 2006, we had cash on hand of $880,201 and a taxes recoverable and prepaids of $24,212.  We also own office equipment recorded at $470.  Liabilities consisted of accounts payables of $58,451.

On May 24, 2007, we completed a brokered private placement offering of 5,000,000 units at a price of $1.00 per unit and 500,000 flow-through units at a price of $1.20 per flow-through unit.  We also completed a non-brokered placement of 2,750,000 units at $1.00 per unit and 209,000 flow-through units at $1.20 per unit.  The total gross proceeds of $8,600,800 will provide sufficient working capital to fund our exploration activities on our properties in Alaska, New Mexico, Arizona and the Northwest Territories through fiscal 2008.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, zinc, uranium and other metals and to aggressively explore our current properties subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund our general operations through 2008.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

5.C

Research and Development, Patents and Licenses, etc.

We are a mineral exploration company and we do not carry on any research and development activities.

5.D

Trend Information

Our Gold Hill Property claims are primarily prospective for gold and molybdenum while our Diamond Peak Project is primarily prospective for gold and zinc.

The overall trend for mineral resource prices, including for gold, zinc and molybdenum that the Company’s properties are prospective for, has been upward over the past year.  We anticipate that a continuing strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, zinc and molybdenum which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements”.

The markets for zinc and gold are homogeneous, integrated commodities markets with a large number of both suppliers and buyers.  These markets are not ones which are particularly susceptible to the influence of one or more large suppliers or buyers.

There are a smaller number of producers of molybdenum than there are for commodities such as gold.  Molybdenum prices have increased from US$7.60/lb in 2000 to over US$26/lb in 2006.  The average molybdenum price in 2005 was US$33/lb.  At June 11, 2007, the most recent date for which we could find a quote for the sale of molybdenum oxide, the price was US$32.00/lb.

Our Target 1 (Longtom Lake), MacInnis Lake, C de Baca and Thomas Mountain mineral properties are prospective for uranium.

There are fewer producers of uranium in the world than there are for some other commodities such as copper and gold.  The market for uranium is a homogeneous, integrated commodities market.  The market is not one which is particularly susceptible to the influence of one or more large suppliers or buyers.  The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 per pound in late 2000 to a spot price of US$135.00 per pound on June 11, 2007.

5.E

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at May 31, 2007 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Gold Hill Option (1) Advance Royalty Work Commitment	US$325,000 US$2,000,000	US$50,000 US$250,000	US$175,000 US$1,250,000	US$100,000 US$500,000	Nil
Diamond Peak (2) Option Payments	US$580,000	US$35,000	US$95,000	US$100,000	US$350,000
C de Baca Option (3) Option Payments	US$480,000	US$10,000	US$30,000	US$20,000	US$420,000
MacInnis Lake (4) Work Commitment	US$1,650,000	US$710,000	US$705,000	US$235,000	Nil
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$4,710,000	US$1,055,000	US$2,255,000	US$955,000	US$750,000

(1)

These are option and royalty payments pursuant to an option agreement dated May 17, 2004, as amended, between us and Zazu Exploration Inc.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Gold Hill Property”)

(2)

These are option payments pursuant to an option agreement dated May 9, 2006, as amended, between us and The Wendt Family Trust of Reno, Nevada.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Diamond Peak Property”)

(3)

These are option payments pursuant to an option agreement dated September, 2005 between us and Applied Geological Services, Inc.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “C de Baca Project”)

(4)

These are annual work commitments pursuant to an option agreement dated April 1, 2005 between us and Alberta Star Development Corp.  While we are not obliged to undertake these expenditures on the property, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “MacInnis Lake”)

Item 6.  Directors, Senior Management and Employees

6.A

Directors and Senior Management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director

Age

Principal Occupation

----------------------

-----

Stuart Rogers

50

President of the Company,

Vancouver, BC

President of West Oak Capital Group, Inc.

Paul John

60

General Manager, Franchises

Penticton, BC

Mark’s Work Warehouse Ltd.

David Pearce

52

President of Palmer Beach Properties Inc.

West Vancouver, BC

Tim Coupland

President and CEO of Alberta Star Development Corp.

Delta, BC

Daniel T. MacInnis

55

President, MAG Silver Corp.

Reno, Nevada

Executive Officers:

Name of Officer

Age

Office

--------------------

-----

 -------

Stuart Rogers

50

President, Chief Executive Officer

David Pearce

52

Chief Financial Officer, Secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers

Mr. Rogers has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board.  Currently, Mr. Rogers acts as a director or officer of the  following companies which are reporting issuers in Canada:  Consolidated Global Cable Systems, Inc., Randsburg International Gold Corp., Prophecy Resource Corp., IGC Resource Corp., Alberta Star Development Corp. and Mexivada Mining Corp.

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

David Pearce

Mr. Pearce is President of Palmer Beach Properties Inc., a private real estate development and investment company with real estate, retail and equity holdings in Canada. Since June 1995, Mr. Pearce has been President of Function Gate Hardware Ltd., which owns and operates a Home Hardware store in Whistler, British Columbia, and Function Gate Holdings Ltd., a real estate development company operating in Whistler and Pemberton, British Columbia.  Mr. Pearce is also a director of Kruger Capital Corp. since December 1992 and has been a director of MAG Silver Corp. since June 1999.  Both companies trade on the TSX Venture Exchange and are Canadian reporting issuers.

Tim Coupland

Mr. Coupland is currently the President and CEO of Alberta Star Development Corp. (TSX-V: ASX; OTC BB: ASXSF), our joint venture partner on the Target 1 and MacInnis Lake uranium properties in the Northwest Territories.  Mr. Coupland holds a bachelor’s degree from Simon Fraser University and is an accomplished mineral landman and explorer, with over 20 years experience with both public and private companies working in the mineral exploration field in Canada.  Mr. Coupland was the lead negotiator who secured drill permits and the access and benefits agreement with the Sahtu Dene First Nations on their traditional territories in the Northwest Territories, where Alberta Star is currently focused on the development of the Eldorado and Contact Lake iron oxide, copper, gold and uranium projects.  Over the past ten years, Mr. Coupland has successfully developed long term business relationships with many Canadian First Nations & Metis Groups living in Canada’s Northwest Territories.

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

6.B.

Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2006.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President and Director	2006	60,000 (1)	Nil	Nil	Nil	100,000	Nil	Nil
Paul John Director	2006	Nil	Nil	Nil	Nil	25,000	Nil	Nil
David Pearce Secretary and Director	2006	Nil	Nil	Nil	Nil	100,000	Nil	Nil
Tim Coupland Director	2006	Nil	Nil	Nil	Nil	150,000	Nil	Nil
Gil Atzmon Former Director	2006	Nil	Nil	Nil	Nil	25,000	Nil	Nil
Daniel T. MacInnis Director	2006	Nil	Nil	Nil	Nil	50,000	Nil	Nil

(1) the $60,000 represents a management fee paid to a company controlled by Stuart Rogers.  In addition to management services, this company provides office space to the Company.

6.C

Board Practices

Stuart Rogers, Paul John, David Pearce, Tim Coupland and Daniel T. MacInnis have acted as our directors since May 8, 2002, June 18, 2002, December 15, 2003, September 5, 2006 and December 7, 2005 respectively.

Tim Coupland was appointed to the Board of Directors in September of 2006 concurrently with the resignation of Gil Atzmon from the Board of Directors.

The directors will, unless they choose to resign, hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. Our next annual meeting is scheduled for August 2, 2007.  We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

We are a party to a management contract with a private company owned by Stuart Rogers whereby he is entitled to be paid $5,000 per month for his management services.  No other directors have service contracts with us, nor are they entitled to any termination benefits.

There are no service contracts with the Company for the directors providing for benefits upon termination of their service.  In addition, we do not currently have any retirement, pension, bonus, profit-sharing or similar plans and none are proposed at this time.

The Company does not have an executive committee or a remuneration committee.

Our audit committee is comprised of Tim Coupland, Paul John and David Pearce.  The Audit Committee’s primary function is to review the annual audited financial statements with our external auditor (the “Auditor”) prior to presentation to the Board and to make recommendations thereon, together with recommendations to the Board with respect to such financial statements and compensation payable to the Auditor.  The audit committee also reviews our interim un-audited quarterly financial statements prior to finalization and publication.  The Audit Committee also provides review oversight with respect to pre-approval of all non-audit services to be provided by the Auditor to the Company and a number of other related matters including issues related to a change of auditors and establishing procedures for treatment of complaints regarding accounting, internal accounting controls or auditing matters.  The Audit Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

6.D

Employees

We do not have any employees other than our directors and officers.

6.E

Share Ownership

The following table sets forth the shareholdings, to the best of our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of May 31, 2007.  There were 21,078,312  common shares issued and outstanding as of May 31, 2007.

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Stuart Rogers	373,905	1.77%
Paul John	423,750	2.01%
David Pearce	602,500	2,85%
Tim Coupland	175,000	0.83%
Daniel MacInnis	Nil	Nil
Clancy Wendt	490,000	2.32%

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to the Company.

The following incentive stock options are outstanding to our directors and officers as at May 31, 2007:

Name	Shares that may be Purchased Upon Exercise of Option	Exercise Price	Expiry Date
Stuart Rogers	50,000 50,000	$0.70 $0.35	February 7, 2008 September 5, 2008
Paul John	25,000	$0.35	September 5, 2008
David Pearce	50,000 50,000	$0.70 $0.35	February 7, 2008 September 5, 2008
Tim Coupland	150,000	$0.35	September 5, 2008
Daniel MacInnis	50,000 50,000	$0.60 $0.70	December 6, 2007 February 7, 2008
Clancy Wendt	50,000	$0.70	February 7, 2008

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

On February 7, 2006, we granted stock options to our directors and officers entitling them to purchase 225,000 common shares at a price of $0.70 per share to February 7, 2008.  On September 5, 2006, we granted stock options to our directors and officers entitling them to purchase 300,000 common shares at a price of $0.35 per share to September 5, 2008.  As at December 31, 2006, there were 1,075,000 stock options outstanding and exercisable.

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

As of the date of this annual report, there are 21,233,312 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total

Eric Carlson (1)	1,580,000	7.44%
Pinetree Resource Partnership	1,180,000	5.56%
Goodman and Company, Investment Counsel	1,459,000	6.87%

(1)

Mr. Carlson’s shares are held by a private company which he controls.

Of our 112 registered shareholders at May 31, 2007, 80 are Canadian residents representing 17,919,298  common shares or 85% of our issued and outstanding common shares.  We have 25 registered US shareholders holding 1.901,458 common shares or 9.02% of our issued and outstanding common shares.  There are 7 registered shareholders from places other than the US and Canada holding a total of 1,257,556 common shares or 3.40% of our common stock.  The remaining common shares of the Company are held by brokerages and other intermediaries and the Company cannot determine the residency of the beneficial holders of those shares.

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

7.B

Related Party Transactions

Fiscal Year ended December 31, 2006:

In the fiscal year ended December 31, 2006, we have not entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

•

We paid $60,000 to a private company controlled by Stuart Rogers, our President, for management fees; and

•

We entered into an option agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada (the “Diamond Peak Property”) from the Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration.

Fiscal Year ended December 31, 2005:

In the fiscal year ended December 31, 2005, we have not entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

•

We paid $52,500 to a private company controlled by Stuart Rogers, our President, for management fees; and

•

In previous years, we have paid rent and office expenses to a private company controlled by Stuart Rogers.  No rent or office expenses were paid to this private company in the year ended December 31, 2005.  As at December 31, 2005, we no longer owed this company for unpaid management fees and rent which had been incurred in previous fiscal years.

Fiscal Year ended December 31, 2004:

In the fiscal year ended December 31, 2004, we have not entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

•

We paid or accrued $30,000 to a private company controlled by Stuart Rogers, our President, for management fees; and

•

In previous years, we have paid rent and office expenses to a private company controlled by Stuart Rogers.  No rent or office expenses were paid to this private company in the year ended December 31, 2004.  As at December 31, 2004, $27,080 was owing to this company for unpaid management fees and rent, these amounts having been incurred in previous fiscal years.

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

Stock option compensation to our directors and officers is disclosed elsewhere in this Form 20F.  See Item 6.E “Share Ownership”.

7.C

Interests of Experts and Counsel

Not Applicable.

Item 8.

Financial Information

8.A

Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2006 have been audited by an independent auditor and are accompanied by an audit report, are attached and incorporated herein:

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

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2006 and, as a result, the percentage of export sales for the Company was zero.

Legal Proceedings

To our knowledge, there are no currently pending or threatened legal proceedings that could have a material effect on our business, results of operations or financial condition.

Dividend Policy

We have never declared or paid any cash dividends on our common shares.  As we do not have any earnings, we do not anticipate paying cash dividends on the common shares for the foreseeable future.  Future dividends on the commons shares will be determined by the Board of Directors in light of circumstances existing at the time, including our earnings and financial condition.  There is no assurance that dividends will ever be paid.  See “Special Note Regarding Forward Looking Statements”.

8.B

Significant Changes

There have been no significant changes, as that term is defined in the rules and policies governing the use of the Form 20-F, since the date of the audited financial statements included herein.

Item 9.

The Offer and Listing

9.A

Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol “MXR” and on the NASD Over The Counter Bulletin Board under symbol “MXROF”.   On March 2, 2006, we announced that the Company’s shares had been accepted for listing with the Frankfurt Stock Exchange under the trading symbol “M1D”.

Our principal trading market in volume is the TSX Venture Exchange.  The closing price of our common shares on the TSX Venture Exchange on May 31, 2007 was $1.18.  The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on this Canadian exchange:

Annual Periods

High

Low

January 1, 2002 to December 31, 2002

$0.39

$0.21

January 1, 2003 to December 31, 2003

$0.68

$0.23

January 1, 2004 to December 31, 2004

$0.55

$0.22

January 1, 2005 to December 31, 2005

$0.70

$0.265

January 1, 2006 to December 31, 2006

$0.98

$0.325

Quarterly Periods

High

Low

January 1, 2005 to March 31, 2005

$0.445

$0.265

April 30, 2005 to June 30, 2005

$0.47

$0.345

July 1, 2005 to September 30, 2005

$0.56

$0.33

October 1, 2005 to December 31, 2005

$0.70

$0.51

January 1, 2006 to March 31, 2006

$0.98

$0.65

April 1, 2006 to June 30, 2006

$0.83

$0.46

July 1, 2006 to September 30, 2006

$0.57

$0.325

October 1, 2006 to December 31, 2006

$0.65

$0.33

January 1, 2007 to March 31, 2007

$1.59.

$0.60

Monthly Periods

December 2006

$0.65

$0.46

January 2007

$0.75

$0.60

February 2007

$1,10

$0.65

March 2007

$1.59

$0.93

April 2007

$1.35

$1.07.

May 2007

$1.34

$1.10

9.B.

Plan of Distribution

Not Applicable.

9.C.

Markets

The common shares of the Company were listed for trading on the TSX-Venture Exchange on the 15th day of June, 1994.

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

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting.  A special resolution may only be passed when it has been circulated to all shareholders by way of information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

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

There are no provisions in our bylaws or articles of incorporation that would have the effect of delaying, deferring or preventing a change in control.

There are no provisions in our bylaws or articles of incorporation that establish any threshold for disclosure of ownership.  However, the Alberta and British Columbia Securities Commission requires that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings and must disclose any plans to acquire additional securities above that 10%.

10.C

Material Contracts

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this report:

•

Mineral Property Option Agreement dated April 1, 2005 between us and Alberta Star Development Corp. respecting certain claims.

.

•

Mineral Property Option Agreement between Energex LLC and the Company dated August 11, 2005 optioning 100% of the Thomas Mountain Property to the Company.

•

Agreement dated September 22, 2005 between the Company and Applied Geological Services, Inc. regarding the acquisition by the Company of the C de Baca Project claims.

•

Mineral Property Option Agreement between the Wendt Family Trust and the Company dated May 9, 2006.

•

Mineral Property Option Agreement between Kokanee Placer Ltd. and the Company dated May 15, 2006 granting Kokanee Place Ltd. the right to acquire up to a 51% interest in the Diamond Peak Property.

•

Agreement dated April 4, 2007 between NUSTAR Exploration LLC and the Company for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

The Company has not entered into any other material agreements other than in the ordinary course of its business.

We have excluded management and public relations agreements, geological data access agreements, geological consulting agreements, professional services and other generic agreements as being in the ordinary course of our business.

10.D

Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States.  For further information concerning such withholding tax, see “Item 10.E.  Taxation.”

There are no limitations under the laws of Canada, the Province of Alberta, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares.  However, the Investment Canada Act (the “Act”), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act.  For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares.  Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2006, the Threshold was determined to be $265,000,000.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

a)

engages in production of uranium and owns an interest in a producing uranium property in Canada;

b)

provides financial services;

c)

provides transportation services;

d)

is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained.  Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated.  Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review.  There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

10.E

Taxation

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of the Company entitled to vote.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the “passive foreign investment company” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning or before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2006, and expects that it will be a “passive foreign investment company” for the taxable year ending December 31, 2007.  (See “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC for the taxable year ending December 31, 2007.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution received on the Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Common Shares sold or otherwise disposed of.  Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules.  Dividends received on the Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957(a) of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that  was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297(a) of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, active business gains arising from the sale or exchange of commodities by the Company generally are excluded from “passive income” if substantially all of the Company’s commodities are (a) stock in trade of the Company or other property of a kind that would properly be included in inventory of the Company, or property held by the Company primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of the Company that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by the Company in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended December 31, 2006, and based on current business plans and financial projections, expects that it will be a PFIC for the taxable year ending December 31, 2007.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2007 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution received on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a

 Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent taxable years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by the Company of the shares of such other foreign corporation or a distribution received by the Company from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed above.  To the extent that gain recognized on the actual disposition by a U.S. Holder of Common Shares or income recognized by a U.S. Holder on an actual distribution received on the Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

QEF Election

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for the Common Shares in which the Company is a PFIC.  In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year in a U.S. Holder’s holding period for the Common Shares, then in order to be treated as making a “timely” QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date for an amount equal to the fair market value of the Common Shares on the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  For example, a U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

However, for each taxable year in which the Company is a PFIC, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.   Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market.  For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (such as gifts and exchanges pursuant to tax-deferred reorganizations under Section 368 of the Code).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.F     Dividends and paying agents

Not Applicable.

10.G

Statement by experts

Not Applicable.

10.H

Documents on Display

We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to our common shares.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission.  Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

100 F Street, NE

Washington D.C.  20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's internet site at http://www.sec.gov.  The Commission's telephone number is 1-800-SEC-0330.  Copies of the above material contracts may be inspected at our principal executive office at the address on the face page of this Report during normal business hours.

10.I     Subsidiary Information

As of May 31, 2007, we have one subsidiary, MAX Resources, Inc., a wholly owned Nevada corporation.

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

We were incorporated under the laws of Alberta, Canada and our financial results are quantified in Canadian dollars.  We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and expenditures with respect to our properties will be incurred in US Dollars.  Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.  Market risks relating to our operations, if we begin production, are anticipated to result primarily from changes in interest rates, foreign exchange rates and commodity prices, as well as credit risk concentrations.  We do not use financial instruments for trading purposes and are not parties to any leverage derivatives.  We do not currently engage in hedging transactions.  See “Currency and Exchange Rates” and Item 4 – “Information on the Company”.

Item 12.

Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

The Company has had no material defaults in payment of principal, interest or sinking or purchase fund instalments.  The Company is an extractive enterprise.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15T.

Controls and Procedures

(a) Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d – 14(c)) as of the end of the period covered by this report, the Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

(b) Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes policies and procedures that:

▪

pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

▪

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

▪

provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

▪

provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under an extension, we are not required to provide management’s report on internal control over financial reporting until we file an annual report for our first fiscal year ending after December 15, 2007.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report will not be subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission until we are required to file an annual report for our first fiscal year ending after December 15, 2008.  These temporary rules (i) permits a “non-accelerated filer” to omit management’s report on internal control over financial reporting until it is required to file an annual report for its first fiscal year ending after December 15, 2007 and  (ii) permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an annual report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting until it is required to file an annual report for its first fiscal year ending after December 15, 2008.

(c) Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Accounting Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Item 16.

16A.

Audit Committee Financial Expert

We do not have an audit committee financial expert serving on our audit committee.

16.B

Code of Ethics

We have not adopted a formal code of ethics.  We have concluded that a written code of ethics would serve little practical purpose for us in deterring wrongdoing and promoting ethical conduct full, fair and accurate public disclosure and compliance with applicable laws and regulatory requirements.  Since our operations are currently relatively small, most of our important activities are conducted directly by or under the direct supervision of our directors and senior officers.  All of our current directors and officers have held their positions for a number of years and are familiar with our operations and our informal requirements for conduct.  In light of the lack of perceived benefit from adopting a formal code considered against the time and cost for management to consider and implement a code, we have decided not to do so at the present time.  We will continue to monitor the possible benefits of adopting a formal code of ethics, particularly as our operations expands and will consider whether we should adopt a formal code of ethics at a future date.

16.C

Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were approximately $13,208 for the year ending December 31, 2005 and $16,300 for the year ending December 31, 2006.

(b)

Audit-Related Fees

 The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of our financial statements but are not reported under paragraph (a) of this Item were $1,200 for the year ending December 31, 2005 and zero ($nil) for the year ending December 31, 2006.

(c)

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $350 for the year ended December 31, 2006 and $400 for the year ended December 31, 2005 for preparation of our tax returns.

(d)

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending December 31, 2006 and $nil in the year ending December 31, 2005.

16.D

Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We made no issuer repurchases, including any made pursuant to a publicly announced plan or program or made pursuant to a plan or program that was not announced publicly, in the last two fiscal years.  We made no open market issuer repurchases.

PART III

Item 17.

Financial Statements

We are furnishing the following financial statements and reports:

Auditor’s Report dated February 7, 2007

Consolidated Balance Sheets at December 31, 2006 and December 31, 2005

Consolidated Statements of Operations and Deficit for the year ended December 31, 2006 and the year ended December 31, 2005 and the year ended November 30, 2004

Consolidated Statements of Cash Flow for the year ended December 31, 2006 and the year ended December 31, 2005 and the year ended November 30, 2004

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  These principles, as they pertain to our consolidated financial statements, differ from United States’ generally accepted accounting principles (“U.S. GAAP”) in a number of material respects, which are set out elsewhere herein.  See Note 9 to the attached consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

Expressed in Canadian Dollars

INDEPENDENT AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Max Resource Corp.

We have audited the consolidated balance sheets of Max Resource Corp. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006, 2005 and 2004.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

“DMCL” CHARTERED ACCOUNTANTS

Vancouver, Canada

February 7, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA

-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated February 7, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

“DMCL” CHARTERED ACCOUNTANTS

Vancouver, Canada

February 7, 2007

75 MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed In Canadian Dollars)

		December 31,	December 31,
		2006	2005

ASSETS

	CURRENT
	Cash	$880,201	$565,725
	Taxes recoverable and prepaids	24,212	24,105
		904,413	589,830

MINERAL PROPERTIES (Note 3)		1,371,697	1,305,173
EQUIPMENT, net of accumulated amortization of $3,699		470	590

		$2,276,580	$1,895,593

LIABILITIES

	CURRENT
	Accounts payable and accrued liabilities	$58,451	$30,171

		58,451	30,171

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	11,363,741 common shares (2005: 9,943,241 common shares)	4,337,082	3,367,520
	SHARE PURCHASE WARRANTS (Note 5)	5,828	5,828
	CONTRIBUTED SURPLUS (Note 5)	389,517	284,214
	DEFICIT	(2,514,298)	(1,792,140)

		2,218,129	1,865,422

		$2,276,580	$1,895,593

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed In Canadian Dollars)
	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

EXPENSES
Amortization	$120	$ 148	$ 185
Consulting	29,698	3,998	50,383
Consulting – stock-based compensation (Note 5)	13,813	46,562	-
Investor relations – stock-based compensation (Note 5)	-	31,826	19,153
Management fees (Note 4)	60,000	52,500	30,000
Management and directors fees – stock-based compensation (Note 5)	115,352	76,878	41,071
Office and general	8,454	8,618	5,179
Professional fees	42,199	41,870	13,054
Transfer agent and filing fees	21,170	18,793	35,720
Shareholder and investor relations	210,274	103,838	14,211
Travel and promotion	22,411	24,754	1,548

LOSS BEFORE THE FOLLOWING	(523,491)	(409,785)	(210,504)

Interest income	19,458	1,804	872
Write-down of mineral properties (Note 3)	(218,125)	(57,000)	-

NET LOSS FOR THE YEAR	(722,158)	(464,981)	(209,632)

DEFICIT, BEGINNING OF YEAR	(1,792,140)	(1,327,159)	(1,117,527)

DEFICIT, END OF YEAR	$(2,514,298)	$ (1,792,140)	$ (1,327,159)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.06)	$ (0.06)	$ (0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	10,846,412	7,633,101	5,402,255

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed In Canadian Dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(722,158)	$ (464,981)	$ (209,632)
Adjust for items not involving cash:
Amortization	120	148	185
Stock-based compensation - consulting, management and investor relations expense	129,165	155,266	60,224
Write-down of mineral properties	218,125	57,000	-
Changes in non-cash working capital items:
(Increase) decrease in taxes recoverable and prepaids	(107)	(20,968)	4,831
Increase (decrease) in accounts payable	(12,533)	(5,163)	5,201

CASH USED IN OPERATING ACTIVITIES	(387,388)	(278,698)	(139,191)

FINANCING ACTIVITIES
Repayments to related parties	-	(27,080)	(21,320)
Issuance of common shares	905,700	1,349,804	236,425

CASH PROVIDED BY FINANCING ACTIVITIES	905,700	1,322,724	215,105

INVESTING ACTIVITIES
Mineral property acquisition and exploration costs	(203,836)	(480,311)	(343,100)

CASH USED IN INVESTING ACTIVITIES	(203,836)	(480,311)	(343,100)

INCREASE (DECREASE) IN CASH	314,476	563,715	(267,186)

CASH, BEGINNING OF YEAR	565,725	2,010	269,196

CASH, END OF YEAR	$880,201	$ 565,725	$ 2,010

SUPPLEMENTARY CASH FLOW DISCLOSURE:  Note 7

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral property activities.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, significant losses are anticipated prior to the generation of any profits.

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

.

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

Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at 20% per annum.

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

Stock-based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  The Company adopted the accounting standards of the Canadian Institute of Chartered Accountants (“CICA”) regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

The Company’s financial instruments consist of cash, and accounts payable and accrued liabilities .  The fair value of the Company’s financial instruments are estimated by management to approximate their carrying values due to their immediate or short-term maturity.

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

Asset Retirement Obligations

The Company has adopted the CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Management is of the opinion that the Company does not have any asset retirement obligations at this time.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

NOTE 3.

MINERAL PROPERTIES

	December 31, 2004	Additions	Write-down	December 31, 2005	Additions	Write-down	December 31, 2006
Acquisition costs:
Target Claims, NWT	$ 146,000	$ -	$ (55,000)	$ 91,000	$ -	$ -	$ 91,000
Gold Hill, Alaska	204,415	149,412	-	353,827	29,070	-	382,897
MacInnis Lake, NWT	-	95,000	-	95,000	15,000	-	110,000
Thomas Mtn, UT	-	68,180	-	68,180	(2,300)	(65,880)	-
C de Baca, NM	-	44,684	-	44,684	37,863	-	82,547
Diamond Peak, NV	-	-	-	-	41,462	-	41,462

	350,415	357,276	(55,000)	652,691	121,095	(65,880)	707,906

Exploration costs:
Target Claims, NWT	52,038	7,060	(2,000)	57,098	-	-	57,098
Gold Hill, Alaska	279,409	54,005	-	333,414	13,217	-	346,631
MacInnis Lake, NWT	-	243,515	-	243,515	-	-	243,515
Thomas Mtn, UT		18,455		18,455	133,790	(152,245)	-
C de Baca, NM	-	-	-	-	16,546	-	16,546

	331,447	323,035	(2,000)	652,482	163,553	(152,245)	663,790

	$ 681,862	$ 680,311	$ (57,000)	$ 1,305,173	$ 284,648	$ (218,125)	$ 1,371,696

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

During the fiscal year ended December 31, 2005 the Company elected to write-off the Target 2 Claim as it does not intend to do any further work on that property.  This resulted in the write-down of $55,000 in acquisition costs and $2,000 in deferred exploration costs.  The Company intends to maintain the Target 1 Claim.

During the years ended December 31, 2006 and 2005 the following exploration costs were incurred related to the Target Claims in the Northwest Territories as follows:

	2006	2005
Geological consulting	$ -	$ 7,060

NOTE 3.

MINERAL PROPERTIES (continued):

Gold Hill Property, Alaska

During 2004 the Company entered into an option agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares valued at $47,000 and 100,000 warrants valued at $19,724 exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company issued an additional 200,000 common shares effective December 31, 2004 at a value of $74,000 and a further 200,000 common shares during the year ended December 31, 2005 at a value of $120,000.

The Company will assume all of the optionor’s obligations under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds), as amended:

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                    $    5,000 (paid)

2005                 150,000 (incurred)                        15,000 (paid)

2006                 deferred to 2007

                      25,000 (paid)

2007                 250,000                                         25,000 (paid subsequent to December 31, 2006)

2008                 250,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                       100,000

2011

           500,000                                       100,000

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

During the years ended December 31, 2006 and 2005, the Company incurred the following exploration costs on the Gold Hill Property:

	2006	2005
Field expenses	$ 3,483	$ 36,757
Geological consulting	3,683	13,440
Lease payments	6,051	3,691
Staking	-	117
	$ 13,217	$ 54,005

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006, with Alberta Star Development Corp. (“Alberta Star”) whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.  The terms of the option agreement call for payments as follows:

(i)

cash payments totalling $30,000 (paid);

(ii)

the issuance to Alberta Star of 200,000 common shares of the Company upon Exchange acceptance for filing (issued) and

(iii)

work commitments totalling $2,000,000 over a five year period ($750,000 on or before April 1, 2007; $250,000 thirty months from April 1, 2005; $250,000 on or before April 1, 2008; $250,000 on or before April 1, 2009 and $500,000 on or before April 1, 2010).

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

NOTE 3.

MINERAL PROPERTIES (continued):

MacInnis Lake, Northwest Territories, Canada (continued)

During the years ended December 31, 2006 and 2005, the Company incurred the following exploration costs on the MacInnis Lake project:

	2006	2005
Geological consulting	-	$ 20,795
Geophysical surveys	-	213,475
Field expenses	-	9,245
	-	$ 243,515

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

During the year ended December 31, 2006, the Company satisfied its work commitments on the PPCO claims by incurring $133,790 in exploration expenses on the Thomas Mountain project, as summarized in the table below.  However, as the drilling conducted did not encounter economic grades of uranium, the Company elected not to pay the option payment due to Energex or the claim maintenance fees that were due in September, 2006 and abandoned the property, resulting in a write-down of $218,125.

During the years ended December 31, 2006 and 2005, the Company incurred the following exploration costs on the Thomas Mountain project:

	2006	2005
Geological consulting	$ 18,605	$ 6,933
Drilling and assays	67,754	-
Field expenses	26,736	11,522
Geophysics	6,171	-
Permits and licenses	4,132	-
Travel	10,392	-
	$ 133,790	$ 18,455

C de Baca, New Mexico, United States

On September 22, 2005 the Company announced that it is acquiring a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims is US$10,000 cash payment on acceptance for filing by the Exchange (paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

To December 31, 2006, the Company has incurred total acquisition costs of $82,547 with respect to the Dat Claims.  This amount is comprised of staking fees of $10,800, filing fees of $37,119 and the purchase price of $34,628 (US$30,000).

NOTE 3.

MINERAL PROPERTIES (continued):

C de Baca, New Mexico, United States (continued)

During the years ended December 31, 2006 and 2005, the Company incurred the following exploration costs on the C de Baca project:

	2006	2005
Geological consulting	$ 13,379	$ -
Field expenses	1,353	-
Permits and licenses	1,814	-
	$ 16,546	$ -

Diamond Peak, Nevada, United States

On May 9, 2006 the Company entered into an Option Agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company valued at $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of this Agreement

$ 25,000 (U.S.) (paid)

First anniversary of Effective Date

$ 35,000 (U.S.)

Second anniversary of Effective Date

$ 45,000 (U.S.)

Each anniversary thereafter for 10 years

$ 50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property option agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 shares of Kokanee to the Company upon completion of Kokanee’s public listing.  In addition, the following annual payments and share issuances are due from Kokanee to the Company:

On the first anniversary date of this Agreement:

(a)

Issue 200,000 shares of Kokanee to the Company; and

(b)

Either pay US$35,000 to the Company or issue either 200,000 common shares of Kokanee or that number of shares of Kokanee which are valued at US$35,000, whichever is greater.

On the second anniversary date of this Agreement:

(a)

Issue 300,000 shares of Kokanee to the Company; and

(b)

Either pay US$45,000 to the Company or issue the greater of either 300,000 common shares of Kokanee or that number of shares of Kokanee which are valued at US$45,000.

On the third anniversary date of this Agreement, either pay US$100,000 to the Company or issue to the Company either 600,000 common shares or that number of shares of Kokanee which are valued at US$100,000, whichever is greater.

On commencement of commercial production, issue 1,000,000 shares of Kokanee to the Company

The option granted to Kokanee is for a term of three years from the date of this agreement, subject to the following annual mineral exploration commitments on the Diamond Peak Property:

i)

$100,000 to be spent by Kokanee in the first year of the agreement;

ii)

$300,000 in the second year, and

iii)

$600,000 in the third year.

NOTE 4.

RELATED PARTY TRANSACTIONS

During 2006, management fees of $60,000 (2005 - $52,500; 2004 - $30,000) were paid or accrued to a private company controlled by a director.   With the exception of the granting of stock options, these transactions were measured at the exchange amount agreed to by the related parties.

On May 9, 2006 the Company entered into an Option Agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  Refer to Note 3.

During 2006, the Company granted 450,000 options to directors resulting in a stock based compensation expense of $115,352 (2005: 421,000 options, $74,369 expense; 2004: 193,000 options, $41,071 expense).

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2004	5,948,125	$ 1,823,544	$ 128,948
Shares issued for mineral properties	400,000	200,000	-
Exercise of stock options	290,000	96,000	-
Exercise of warrants	1,555,000	520,000	-
Private placements	1,750,116	743,104	-
Finders fees	-	(9,300)	-
Fair market value of agent’s warrants	-	(5,828)	-
Stock-based compensation	-	-	155,266

Balance at December 31, 2005	9,943,241	3,367,520	284,214
Shares issued for mineral properties	100,000	40,000	-
Exercise of stock options	118,000	68,562	(23,862)
Exercise of warrants	62,500	33,000	-
Private placement	1,140,000	855,000	-
Finders fees	-	(27,000)
Stock-based compensation	-	-	129,165

Balance at December 31, 2006	11,363,741	$ 4,337,082	$ 389,517

Private Placements

On April 29, 2005 the Company completed a non-brokered private placement of 1,135,000 units at $0.40 per unit, with each unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of the Company for $0.50 per share for a two year period from closing. The Company did not allocate any value to the warrants.  Finder’s fees of $9,300 were paid with respect to this placement, along with the issuance of 25,000 agent’s warrants, with each warrant exercisable to purchase one common share at a price of $0.40 per share for a period of two years from closing

On November 7, 2005 the Company completed a non-brokered private placement of 615,116 units at $0.47 per unit, with each unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of the Company for a two year period, exercisable at $0.57 per share in the first year and at $0.70 per share in the second year.  The Company did not allocate any value to the warrants.

NOTE 5.

SHARE CAPITAL  (continued):

On March 29, 2006 the Company announced a non-brokered private placement of up to 1,400,000 units at $0.75 per unit, with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share of the Company for a two year period, exercisable at $1.00 per share.  The first tranche of this private placement, comprised of 997,000 units, was completed in April, 2006 for gross proceeds of $747,750.    The second and final tranche of this placement, comprised of an additional 143,000 units for proceeds of $107,250, was completed in May, 2006, bringing the final total for this placement to 1,140,000 units.   The Company did not allocate any value to the warrants. Finder’s fees of $27,000 were paid with respect to a portion of this placement.

Stock Options

In 2004, the Company granted stock options to directors, employees and consultants entitling them to purchase 283,000 common shares at a price of $0.40 per share to June 30, 2006.  The granting of these options resulted in a stock based compensation expense of $60,224 being recorded during 2004.  The total fair value of $60,224 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 99%.   On June 30, 2006, 93,000 of theses stock options were exercised at $0.40, with the remaining 100,000 options expiring unexercised.

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

NOTE 5.

SHARE CAPITAL (continued)

On February 7, 2006 the Company granted stock options to directors and officers entitling them to purchase 225,000 common shares at a price of $0.70 per share to February 7, 2008.  The granting of these options resulted in a stock based compensation expense of $70,381 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 86%.

On March 30, 2006 the Company granted stock options to a consultant entitling him to purchase 25,000 common shares at a price of $0.85 per share to March 30, 2008.  The granting of these options resulted in a stock based compensation expense of $9,724 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.07% and an expected volatility of 89%.

On September 5, 2006 the Company granted stock options to directors and officers entitling them to purchase 300,000 common shares at a price of $0.35 per share to September 5, 2008.  The granting of these options resulted in a stock based compensation expense of $49,060 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.97% and an expected volatility of 93%.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2003	306,000	$0.28	1.16 years
Options granted	283,000	0.40	-
Options exercised	(25,000)	0.28	-
Options cancelled and expired	-	-	-

Balance, December 31, 2004	564,000	0.34	0.33 years
Options granted	775,000	0.40	-
Options exercised	(290,000)	0.28	-
Options cancelled and expired	(281,000)	0.33	-

Balance, December 31, 2005	768,000	$0.42	1.28 years
Options granted	550,000	0.52	-
Options exercised	(118,000)	0.38	-
Options cancelled and expired	(125,000)	0.40	-

Balance, December 31, 2006	1,075,000	$0.47	1.00 years

The following incentive stock options were outstanding and exercisable at December 31, 2006:

Number of Shares	Exercise Price	Expiry Date

146,000	$0.30	February 23, 2007
50,000	$0.40	May 27, 2007
150,000	$0.40	August 31, 2007
44,000	$0.52	September 30, 2007
110,000	$0.60	October 7, 2007
50,000	$0.60	December 7, 2007
200,000	$0.70	February 23, 2008
25,000	$0.85	March 30, 2008
300,000	$0.35	September 5, 2008
1,075,000

NOTE 5.

SHARE CAPITAL (continued)

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2003	2,692,500	$ 0.29	1.11 years
Warrants issued	100,000	0.47	-
Warrants exercised	(1,092,500)	0.21	-
Warrants cancelled and expired	-	-	-

Balance, December 31, 2004	1,700,000	0.34	0.67 years
Warrants issued	900,058	0.54	-
Warrants exercised	(1,555,000)	0.33	-
Warrants cancelled and expired	(45,000)	0.45	-

Balance, December 31, 2005	1,000,058	0.52	1.40 years
Warrants issued	1,140,000	1.00	-
Warrants exercised	(62,500)	0.53	-
Warrants cancelled and expired	(100,000)	0.47	-

Balance, December 31, 2006	1,977,558	$ 0.82	0.97 years

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

The following warrants to acquire common shares were outstanding at December 31, 2006:

	Number of Shares	Exercise Price	Expiry Date

Warrants	530,000	$0.50	April 26, 2007
	282,558	$0.70	November 6, 2007
	984,000	$1.00	April 27, 2008
	156,000	$1.00	May 17, 2008

Agents Warrants	25,000	$0.40	April 26, 2007

	1,977,558

NOTE 6.

INCOME TAXES

The Company has non-capital losses of approximately $1,706,000 (2005: $1,276,000) which may be available to offset future income for Canadian income tax purposes which expire over the next twenty years.  In addition, there are resource-related expenditures of approximately $1,341,000 which may be used to offset future taxable Canadian resource income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.  Due to the uncertainty of realization of these loss carryforwards and resource pools, the benefits have not been reflected in the financial statements as the Company has provided a full valuation allowance for the potential future tax assets resulting from these loss carryforwards and resource pools.

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2006	2005
Tax value of mineral properties in excess of book value	$ 110,000	$ 57,000
Non-capital losses	1,706,000	1,276,000
	1,816,000	1,333,000

Estimated corporate income tax rate (blended)	34%	35.4%

Potential future income tax assets	617,440	471,882
Less: valuation allowance	(617,440)	(471,882)

Net Future Income Tax Asset (Liability)	$ -	$ -

NOTE 7.

SUPPLEMENTARY CASH FLOW DISCLOSURE:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Cash paid for: Interest	$-	$ -	$ -
Income taxes	$-	$ -	$ -

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

During the year ended December 31, 2006 the Company issued 100,000 shares for mineral properties at $0.40 per share.  Refer to Note 3.

NOTE 8.

SEGMENTED INFORMATION

	Canada	United States	Consolidated
December 31, 2006
Segmented revenue	$19,458	$-	$19,458
Segmented loss	$(504,033)	$(218,125)	$(722,158)
Identifiable assets	$1,406,497	$870,083	$2,276,580
December 31, 2005
Segmented revenue	$1,804	$-	$1,804
Segmented loss	$(460,038)	$(4,943)	$(464,981)
Identifiable assets	$1,077,033	$818,560	$1,895,593
December 31, 2004
Segmented revenue	$872	$-	$872
Segmented loss	$(209,632)	$-	$(209,632)
Identifiable assets	$687,747	$-	$687,747

NOTE 9.

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

b)

Statement of stockholders’ equity:

US accounting standards require a separate Statement of Stockholders’ Equity disclosing historical transactions from inception.  The information required in this statement is otherwise presented in the financial statements in Note 5.

c)

Mineral property costs:

Under Canadian GAAP, mineral property acquisition, exploration and development costs may be deferred and amortized as disclosed in Note 2.  Under US GAAP, mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows, have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures. Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met.

Mineral property exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.  As of the date of these financial statements, the Company has incurred only acquisition and exploration costs which have been expensed. To date the Company has not established any proven or probable reserves on its mineral properties.

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

d)

Stock-based compensation

The Company has previously granted stock options to certain directors, employees and consultants.  Under previous Canadian GAAP, no compensation expense was recorded in connection with the granting of stock options.  Under previous US GAAP, the Company accounted for stock-based compensation in respect of stock options granted to directors and employees using the intrinsic value based method in accordance with APB Opinion No. 25.  Stock options granted to non-employees were accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”).  Commencing January 1, 2003, under Canadian GAAP the Company expenses the fair value of all stock options granted and under US GAAP has elected to prospectively change its accounting policy to account for all stock options granted in accordance with SFAS 123.  On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123.  SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”.  SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant..  As a result, effective January 1, 2003, there is no difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP.

e)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2006, 2005 and 2004, comprehensive loss equals the loss for the year.

f)

Summary of financial statement information

The effect of the accounting differences for exploration costs and stock-based compensation are as follows:

Consolidated Balance Sheets	Year ended December 31,			Cumulative from April 25, 1994 (inception)
	2006	2005	2004	to December 31, 2006
	$	$	$	$
Total assets, Canadian GAAP	2,276,580	1,895,593	687,747
Mineral property costs	(1,371,697)	(1,305,173)	(681,862)
Total assets, US GAAP	904,883	590,420	5,885

Deficit, Canadian GAAP	(2,514,298)	(1,792,140)	(1,327,159)	(2,514,298)
Mineral property costs	(1,371,697)	(1,305,173)	(681,862)	(1,371,697)
Stock-based compensation	(6,611)	(6,611)	(6,611)	(6,611)
Deficit, US GAAP	(3,892,606)	(3,103,924)	(2,015,632)	(3,892,606)

Consolidated Statement of Operations

Net loss, Canadian GAAP	(722,158)	(464,981)	(209,632)	(2,514,298)
Mineral property costs	(66,524)	(623,311)	(483,824)	(1,371,697)
Stock-based compensation	-	-	-	(6,611)
Net loss, US GAAP	(788,682)	(1,088,292)	(693,456)	(3,892,606)

Basic net loss per share, US GAAP	(0.07)	(0.14)	(0.13)

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated Statements of Cash Flows

Cash used in operating activities, Canadian GAAP	(387,388)	(278,698)	(139,191)	(1,592,262)
Interest in unproven mineral properties	(203,836)	(480,311)	(343,100)	(1,371,697)
Cash used in operating activities, US GAAP	(591,224)	(759,009)	(482,291)	(2,963,959)

Cash used in investing activities, Canadian GAAP	(203,836)	(480,311)	(343,100)	(1,269,068)
Interest in unproven mineral properties	203,836	480,311	343,100	1,264,814
Cash used in investing activities, US GAAP	-	-	-	(4,254)

Net cash provided by financing activities, Canadian GAAP and US GAAP	905,700	1,349,804	236,425	3,741,531

Recent accounting pronouncements:

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006.  This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning January 1 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect that the implementation of SFAS No. 158 will have any material impact on its financial position and results of operations.

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006.  The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

Item 18.

Financial Statements

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

Item 19.

Exhibits

The following exhibits are filed as part of this Annual Report:

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

Mineral Property Option Agreement between the Wendt Family Trust and the Company dated May 9, 2006 optioning 100% of the Diamond Peak Property to the Company. *****

(g)

Mineral Property Option Agreement between Kokanee Placer Ltd. and the Company dated May 15, 2006 granting Kokanee Place Ltd. the right to acquire up to a 51% interest in the Diamond Peak Property. *****

(h)

Mineral Property Option Agreement between Energex LLC and the Company dated August 11, 2005 optioning 100% of the Thomas Mountain Property to the Company. *****

(i)

Agreement dated September 22, 2005 between the Company and Applied Geological Services, Inc. regarding the acquisition by the Company of the C de Baca Project claims. *****

(j)

Agreement dated April 4, 2007 between NUSTAR Exploration LLC and the Company for the acquisition of the mineral claims in Colorado Plateau, Arizona.

8

Subsidiary of the Company

12.1

Section 302 Certification of CEO

12.2

Section 302 Certification of CFO

13.1

Section 906 Certification of CEO

13.2

Section 906 Certification of CFO

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

***** incorporated by reference from our Form 20-F that was originally filed with the commission on June 30, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  June 29, 2007

By:  /s/Stuart Rogers

       Stuart Rogers, Chief Executive Officer

By:  /s/Dave Pearce

       David Pearce, Chief Financial Officer