Form 20-F
period 2007-12-31
MAX RESOURCE CORP.
filed 2008-06-25
CIK 1116548

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

__

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2007

OR

__

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

OR

__

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2007:  21,549,229 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Information on the Company

11

Item 5.

Operating and Financial Review and Prospects

47

Item 6.

Directors, Senior Management and Employees

54

Item 7.

Major Shareholders and Related Party

58

Transactions

Item 8.

Financial Information

61

Item 9.

The Offer and Listing

61

Item 10.

Additional Information

62

Item 11.

Quantitative and Qualitative

75

Disclosures about Market Risk

Item 12.

Description of Securities other than Equity Securities

75

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

75

Item 14.

Material Modifications to the Rights of Securities Holders

75

and Use of Proceeds

Item 15.

Controls and Procedures

76

Item 16A.

Audit Committee Financial Expert

77

Part III

Item 17.

Financial Statements

78

Item 18.

Financial Statements

 102

Item 19.

Exhibits

 102

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward looking statements are usually, but not always, identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, our history of operating losses and uncertainty of future profitability; our lack of working capital and uncertainty regarding our ability to continue as a going concern; uncertainty of access to additional capital; risks inherent in mineral exploration; environmental liability claims and insurance as well as those factors discussed in the sections entitled “Risk Factors”, “Information On The Company” and “Operating And Financial Review And Prospects”.

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

All references in this Report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “MAX” refer to MAX Resource Corp. and its subsidiary.

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

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollar (“Cdn$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Canadian Dollar Per U.S. Dollars
	Year Ended December 31,					3-Month Period Ended December 31,
	2007	2006	2005	2004	2003	2007	2006
End of period	0.9881	1.1652	1.1656	1.2034	1.2923	0.9881	1.1652
Average for the period	1.0742	1.1340	1.2115	1.3016	1.4007	0.9809	1.1390
High for the period	1.1852	1.1726	1.2703	1.3970	1.5750	1.0216	1.1652
Low for the period	0.9168	1.0989	1.1507	1.1775	1.2923	0.9168	1.1154

	For the month of
	January 2008	February 2008	March 2008	April 2008	May 2008
High for the period	1.0294	1.0188	1.0275	1.0268	1.0187
Low for the period	0.9905	0.9717	0.9841	1.0021	0.9840

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 20, 2008 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0173.  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.

Offer Statistics and Expected Timetable

Not applicable

Item 3.

Key Information

We were incorporated as Proven Capital Corp. on April 25, 1994 under the Business Corporations Act of Alberta (the “Business Corporations Act”).  We changed our name to Cedar Capital Corp. on January 10, 1995 and subsequently to Vancan Capital Corp. on February 12, 2002.  On May 14, 2004, we changed our name to Max Resource Corp.

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

We are a reporting issuer in British Columbia and Alberta and trade in Canada on the TSX Venture Exchange under the symbol MXR.   We are quoted in the United States on the OTC Bulletin Board under the symbol MXROF.  We were listed on the Frankfurt Stock Exchange on March 2, 2006 under the symbol M1D.

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

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income(Loss)Cdn. GAAP	($1,094)	($722)	($464)	($209)	($157)
Earnings(Loss) Per Share Cdn GAAP	($0.06)	($0.06)	($0.06)	($0.04)	($0.05)

Net Income(Loss) US GAAP	($2,608)	($788)	($1,088)	($693)	($355)
Earnings (Loss) Per Share US GAAP	($0.15)	($0.07)	($0.14)	($0.13)	($0.10)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0

Working Capital	$7,852	$846	$560	($57)	$199
Mineral Properties Cdn GAAP	$2,886	$1,371	$1,305	$682	$199
Mineral Properties US GAAP	0	0	0	0	0
Long Term Debt Cdn GAAP	0	0	0	0	0

Shareholder’s Equity Cdn GAAP	$10,767	$2,218	$1,865	$625	$397
Shareholders’ Equity US GAAP	$7,881	839	(554)	(63)	$193
Total Assets Cdn GAAP	$10,801	$2,276	$1,895	$687	$476
Total Assets US GAAP	$7,915	$904	$590	$5	$278

There are several material differences between Canadian GAAP and U.S. GAAP that are applicable to the financial information disclosed or summarized herein.  Reference is made to Note 9 in the attached financial statements for an explanation of material differences between Canadian GAAP and U.S. GAAP.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,093,554 for the fiscal year ended December 31, 2007 and losses of $722,158 and $464,981 for the fiscal years ended December 31, 2006 and 2005, respectively.   As of December 31, 2007, we had a cumulative deficit of $3,607,852.  There can be no assurance that either the Company or our subsidiary will achieve profitability in the future or at all.

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

Additional financing may be needed for our business operations.

As at December 31, 2007, we had cash on hand of $7,661,128.  We have sufficient working capital to fund our exploration activities on our properties in Alaska, New Mexico, Arizona and the Northwest Territories through fiscal 2008.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  While we believe we have sufficient working capital to fund our activities through our 2008 fiscal year, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral properties we acquire.

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

We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2007, and based on current business plans and financial projections, we expect that we will be classified as a PFIC for the current taxable year.  Whether we will be a PFIC for the taxable year ending December 31, 2008 and each subsequent taxable year depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status for any taxable year.  United States income tax legislation contains rules which result in significant negative tax consequences on U.S. Holders of PFICs.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain income tax elections.  U.S. Holders are urged to consult their tax advisors regarding the acquisition, ownership, and disposition of our Common Shares.  See the section below entitled “Taxation – United States Federal Income Tax Consequences”.

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of Alberta, Canada.  All of our directors and officers are residents of Canada, with the exception of Clancy Wendt (who resides in the United States), and part of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgement of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgement was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

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

The Gold Hill Property (Alaska):

On May 17, 2004, we entered into an Option Agreement with Zazu Exploration, Inc. (“Zazu”) to acquire its option to acquire a 90% interest, or “ownership”, in the Gold Hill Property near Cantwell, Alaska. Zazu Exploration, Inc. is a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.

Under the terms of the Option Agreement, we paid $63,691 (US$48,200) and issued 100,000 shares valued at $47,000 and 100,000 warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, we issued an additional 200,000 shares effective December 31, 2004 (issued at a value of $74,000) and issued a further 200,000 shares effective December 31, 2005 (issued at a value of $120,000).  With the issuance of the 200,000 shares, we have exercised the option to assume Zazu’s interest and have now acquired the option to earn a 90% interest in the Gold Hill Property from GCO Minerals, as described below.

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

Year

Work Commitment

Cumulative Work Commitment

Advance Royalty

2004

$100,000 (incurred)

$100,000

$ 5,000 (paid)

2005

150,000

 (incurred)

  250,000

 15,000 (paid)

2006

 (deferred to 2007)

  250,000

 25,000 (paid)

2007

250,000

 (incurred)

  500,000

 25,000 (paid)

2008

250,000

 (incurred)

  750,000

 50,000 (paid)

2009

500,000

 1,250,000

 75,000

2010

500,000

 1,750,000

 100,000

2011

500,000

 2,250,000

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

During the year ended December 31, 2007, we spent a total of $747,221 on exploration of the Gold Hill property.  This amount was comprised of $90,900 for geological consulting services, $375,291 for drilling and assaying, $260,680 for field expenses, $6,330 for licensing and $14,020 for travel.

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

The C de Baca Project is located approximately 14 miles north of the town of Magdalena and 100 miles south of the city of Albuquerque, New Mexico.  The claims have excellent road access by both gravelled and cross county roads.

In April 2008 we staked an additional 83 mineral claims at C de Baca, increasing our holdings to 191 claims.

During the year ended December 31, 2007, we spent $200,689 on exploration of the C de Baca Project.  This total was comprised of drilling and assays of $136,683, geological consulting of $49,162, field expenses of $2,967 and filing fee and permitting expense of $11,877.

MacInnis Lake Uranium Project (Northwest Territories):

We entered into an option agreement dated April 1, 2005, as amended April 11, 2006, (the “Option Agreement”) with Alberta Star Development Corp. (“Alberta Star”) to acquire up to a 50% interest or “ownership” in the MacInnis Lake Uranium Property.

We closed the transaction on April 19, 2005.  The terms of the Option Agreement with Alberta Star call for us to earn the 50% interest by:

(i)

making cash payments totaling $30,000 (paid);

(ii)

issuing to Alberta Star of 200,000 of our shares (which have been issued); and

(iii)

performing exploratory work commitments totalling $2,000,000 over a five year period (being $750,000 on or before October 1, 2008; $250,000 on or before April 30, 2009; $750,000 on or before October 1, 2009 and $250,000 on or before April 1, 2010).

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

During the year ended December 31, 2007, we spent $125,000 for an airborne geophysical survey on the MacInnis Lake uranium project and $5,792 for geological consulting.

NUSTAR Uranium Project (Colorado Plateau, Arizona):

On April 4, 2007, we entered into an agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

Under the terms of our agreement with NUSTAR, we purchased a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of our common stock, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.   For each breccia pipe identified on the NUSTAR Claims that goes into commercial production, we shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment to NUSTAR of $1,000,000.

During the year ended December 31, 2007, we spent $1,963 for geological consulting on the NUSTAR claims.

Ravin Molybdenum/ Tungsten Property (Lander County, Nevada):

On September 10, 2007, we entered into an option agreement to acquire a 100 % interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration.

The terms of our option agreement with Energex are as follows:

Date

Payment Amount

Upon execution of the option agreement

$5,000 (U.S.)

First anniversary of effective date

$25,000 (U.S.)

Second anniversary of effective date

$35,000 (U.S.)

Each anniversary thereafter

$50,000 (U.S.)

The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, we will own 100% of the project.

During the year ended December 31, 2007, we spent $65,677 on staking, filing and acquisition costs related to the Ravin property, inclusive of the US$5,000 paid to Energex.  A further $11,698 was spent on consulting fees and field expenses.

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

Upon execution of the option agreement

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

iv)

On commencement of commercial production, issue 1,000,000 shares of Kokanee Minerals to the Company

The Option granted to Kokanee is for a term of three (3) years from the date of the option agreement, subject to the following yearly mineral exploration commitments on the Diamond Peak Property:

i)

$100,000 to be spent by Kokanee in the first year of the agreement;

ii)

$300,000 in the second year; and

iii)

$600,000 in the third year.

To date, we have not made any expenditure on the Diamond Peak Property.  However, Kokanee completed an exploration program on the Diamond Peak Property during 2006 in order to satisfy their first year obligation of $100,000 in expenditures.   This initial exploration program began on June 6th, 2006 and included an induced polarization survey over 4 kilometers of strike length.  The results of this report have been used to identify drill targets for a drill program to be conducted following its listing on the TSX Venture Exchange, when and if that occurs.

Eat Manhattan Wash gold project (Nye County, Nevada)

In December, 2007, we entered into an option agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The property is located 40 miles north of the town of Tonopah, Nevada.

The terms of our option agreement with MSM L.L.C. are as follows:

Date

Payment Amount

Upon execution of the option agreement

$28,000 (U.S.) (paid)

First anniversary of effective date

$20,000 (U.S.)

Second anniversary of effective date

$25,000 (U.S.)

Third anniversary of effective date

$40,000 (U.S.)

Fourth anniversary of effective date

$50,000 (U.S.)

Fifth anniversary of effective date

$100,000 (U.S.)

The EMW Property is subject to a 3% NSR royalty.  Upon full exercise of the option, we will own 100% of the project.

During the year ended December 31, 2007, we spent a total of $38,073 for acquisition of the EMW claims, inclusive of filing fees.

Indata Gold/Copper Project (British Columbia):

On June 9, 2008, we entered into an option agreement with Eastfield Resources Ltd. (“Eastfield”) whereby we can earn up to a 60% interest in the Indata Gold/Copper Property in Northern British Columbia, Canada over a three year period by making cash payments totaling $120,000 ($10,000 on signing), issuing up to 300,000 shares (50,000 shares in the first year) and by completing exploration expenditures of $1.15 million over the three year period.  The agreement is subject to acceptance for filing by the TSX Venture Exchange and availability of drilling permits and a drilling contractor.

Howell Gold Project (British Columbia):

In June 9, 2008, we entered into an option agreement with Eastfield whereby we can also earn up to a 60% interest in the Howell Gold Project in Southeast B.C.  Eastfield has the right to earn a 100% interest in the Howell property through an amended 1999 option agreement with Teck Cominco Metals Limited (“TCML”) and Goldcorp Inc.

(“GI”) whereby outstanding commitments include a final exploration expenditure totaling $423,759 and cash payments of $100,000 to each of TCML and GI due by August 31, 2010.

We can earn a 60% interest in the Howell project over a three year period by making cash payments totaling $120,000 to Eastfield ($10,000 on signing), issuing 250,000 shares (50,000 shares in the first year) and by completing exploration expenditures of $1.25 million.  In addition, in order to maintain the option, we will also be responsible for our portion of the $200,000 payment due to GI and TCML by August 31, 2010 pursuant to Eastfield’s underlying agreement with them.   The agreement is subject to acceptance for filing by the TSX Venture Exchange, Max delivering certain covenants to GI and TCML and availability of drill permits and a drilling contractor.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Stuart Rogers devotes approximately 80% of his business time to our affairs.  We have a management agreement dated May 8, 2002 with a private company owned by Mr. Rogers whereby he provides management services to us for $5,000 per month.  For the period December 1, 2003 to March 31, 2005, Mr. Rogers reduced the monthly fee to $2,500 per month to conserve the Company’s working capital.  On July 1, 2007, this amount was increased to $10,000 per month to reflect a substantial increase in the amount of time that Mr. Rogers has been required to devote to the Company’s affairs over the past year.

Office Space

We do not own our office.  We rent about 335 square feet of office space in Vancouver, British Columbia as our executive office on a month to month basis.  Our rent and related office expenses total approximately $2,500 per month.  This $2,500 per month is included in the $10,000 per month paid in management fees to a private company owned by our President, Stuart Rogers.

4.B

Business Overview

During the fiscal year ended December 31, 2007, we completed a fourteen hole rotary drill program at its C de Baca uranium project in Socorro County, New Mexico and completed a five hole diamond drill program at the Gold Hill project in Alaska.   We also completed the acquisition of a 100% interest in 427 uranium exploration claims in the Colorado Plateau of Arizona, entered into an option agreement to acquire a 100 % interest in the Ravin molybdenum/tungsten property in Lander County, Nevada and entered into an agreement to acquire a 100 % interest in the East Manhattan Wash gold property in the Manhattan Mining District, Nye County, Nevada.  See “Principal Expenditures and Divestitures”.

LOOKING FORWARD FOR 2008, we anticipate that we will be able to fund our ongoing general operations through the next year from funds on hand.  We have planned drill programs at Gold Hill in Alaska (budgeted at US$1,000,000), Ravin in Nevada (budgeted at US$800,000) and at Indata and Howell in British Columbia (budgeted at $700,000).   We also received permits for a five hole diamond drill program at or C de Baca uranium project in New Mexico budgeted at $300,000.  In addition, we plan to conduct initial exploration work on our NuStar Uranium project in Arizona and our East Manhattan Wash gold project in Nevada in order to develop exploration programs to be conducted in late 2008 or early 2009.  No exploration budgets have yet been determined for these projects.

As of June 20, 2008, we have funds on hand of approximately $7 Million which is expected to provide sufficient working capital to fund our exploration activities on our properties in Alaska, Nevada, New Mexico, Arizona and British Columbia through fiscal 2008, as outlined above. See “Special Note Regarding Forward Looking Statements”.

4C

Organizational Structure

The Company has only one subsidiary, MAX Resource, Inc., a wholly owned Nevada corporation incorporated in the fiscal year ending December 31, 2005 for the purpose of holding its mineral interests in Arizona, New Mexico and Nevada and for the purpose of securing work permits on its properties in those jurisdictions.  Throughout this report on Form 20-F, MAX Resource, Inc. and its parent company, MAX Resource Corp., are collectively referred to as the Company.

4.D

Property, Plants and Equipment

WE ARE AN EXPLORATION STAGE COMPANY AND HAVE NO MINERAL PRODUCING PROPERTIES AT THIS TIME.  ALL OF OUR PROPERTIES ARE EXPLORATION PROJECTS, AND WE RECEIVE NO REVENUES FROM PRODUCTION.  ALL WORK PRESENTLY PLANNED BY US IS DIRECTED AT DEFINING MINERALIZATION AND INCREASING UNDERSTANDING OF THE CHARACTERISTICS AND ECONOMICS OF THAT MINERALIZATION.  THERE IS NO ASSURANCE THAT A COMMERCIALLY VIABLE MINERAL DEPOSIT EXISTS IN ANY OF OUR PROPERTIES NOR DO WE ANTICIPATE SAME UNTIL AFTER COMPLETION OF FURTHER EXPLORATION WORK AND A COMPREHENSIVE EVALUATION BASED UPON UNIT COST, GRADE, RECOVERIES AND OTHER FACTORS CONCLUDE ECONOMIC FEASIBILITY.  THE INFORMATION CONTAINED HEREIN RESPECTING OUR MINERAL PROPERTIES IS BASED UPON INFORMATION PREPARED BY OR THE PREPARATION OF WHICH WAS SUPERVISED BY PROFESSIONAL GEOLOGIST, CLANCY J. WENDT, OUR VICE-PRESIDENT OF EXPLORATION.   MR. WENDT IS A “QUALIFIED PERSON” PURSUANT TO CANADIAN SECURITIES NATIONAL INSTRUMENT 43-101 CONCERNING STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS.

Gold Hill Property:

Description, Location and Access:

The Gold Hill property is located near Cantwell, Alaska in the Valdez Creek mining district.  Cantwell is approximately 212 miles north northeast of Anchorage by paved highway.   The property is accessible to within five air miles of the property by the all-weather unpaved Denali Highway (State Highway 8) approximately 53 miles from Cantwell.  This road is not normally plowed during the winter months but is accessible by tracked vehicles during the winter.  An unimproved dirt road heads westerly from the highway at milepost 80 for approximately 11 miles to the camp site at the Gold Hill property.  Access is by All Terrain Vehicle or tracked vehicles along this unimproved dirt road.  Electricity is not available at the property site, with surface water abundant within the property boundaries.  See “Principal Expenditures and Divestitures”.

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

The payment for each rental year is due September 1 of any given year and is payable no later than November 30 in that year.  For 2008, we must pay approximately US$6,050 in lease payments to maintain our Alaska claims in good standing.  The claims do not have an expiration date so long as these annual rent payments are made.

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

Gold Hill is an intrusion related gold system which has many of the characteristics of a Tintina Gold Belt system. The dominant rock types consist of argillite, metasiltstone, greywacke, carbonaceous schist and a small wedge-shaped fault block of tuffaceous metasedimentay and metavolcaniclastic rocks. Early to mid-Teritary monzonite and diorite stocks, plugs and dikes intrude the metasiltstone units on Gold Hill and the tuffaceous metasedimentary sequences on West Hill located in the western part of the property.

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

On July 30th 2007, we began a five hole diamond drill program to test molybdenum exploration targets at Gold Hill in Alaska.  The drill campaign was designed to test a broad Molybdenum/Copper/Gold geochemistry and geophysical magnetic anomaly covering a 700m by 800m area.

We planned this drill program to confirm the reliability and relevance of original data collected and contained in internal reports by Dome Mines Ltd., Cities Services Minerals, GCO Minerals of Houston, Texas, Amax Exploration Inc. and Hemlo Gold Mines (USA).  At least 2,550 soil samples, 239 rock samples, 1,905 drill samples and an unknown number of channel samples from 2,900 feet of trenches have been taken on the property. Ground and airborne geophysical surveys have been conducted over the property which had identified magnetic highs which were then targeted for base metal and molybdenum mineralization.

On August 29, 2007, we announced assays received from the top half of drill hole DH-07-1 on the Gold Hill Molybdenum Property in Alaska.  Assays for the top 540 feet returned 0.054% MoS2 and included a 250 foot intercept of 0.08% MoS2.  This hole was drilled to a depth of 965 feet, with the results form the remainder of the hole available in early October and returning 0.041% MoS2 over a core length of 425 feet.  Together with the previously reported intersection, Hole DH-07-01 assayed a total of 0.048% MoS2 over the entire core length of 965 feet.  The best interval occurs as 250 feet of 0.080% MoS2 beginning at 260 feet down hole.  Further, Hole DH-07-01 ended in molybdenum mineralization grading 0.054% MoS2.

Anomalous and dispersed values in copper were also reported. Copper mineralization occurs in core as chalcopyrite. These intervals are located at various areas throughout the drill hole, as indicated in the following table:

Drill Hole

Interval (feet)

Width (feet)

Mineralization

Molybdenum Results

DH 07-1

    0-965 feet

965 feet

0.048% MoS2 (0.029% Mo)

540-965

425 feet

0.041% MoS2 (0.025% Mo)

Including

    0-540

540 feet

0.054% MoS2 (0.033% Mo)

260-510

250 feet

0.080% MoS2 (0.048% Mo)

855-915

  60 feet

0.058% MoS2 (0.035% Mo)

Copper Results

0-250 feet

250 feet

0.0266 % Cu

Including

130-200

70 feet

0.043% Cu

755-815

60 feet

0.026% Cu

845-965

120 feet

0.028% Cu

On October 17, 2007, we announced assays from a further two diamond drill holes on the Gold Hill Molybdenum Property in Alaska.  Drill hole DH-07-03 returned 0.058% MoS2 over a core length of 1,000 feet, which included a higher grade intercept of 0.18% MoS2 (0.107% Mo) over 45 feet.  Anomalous and dispersed values in copper were also reported; these intervals are located at various depths throughout the drill hole (see table below).

The results for DH 07-03 are as follows:

Drill Hole

Depth (feet)

Interval (feet)

Mineralization

Molybdenum Results

DH 07-03

  0-1000

1000 feet

0.058% MoS2 (0.035% Mo)

Including

    0-750

750 feet

0.0734% MoS2 (0.044% Mo)

Including

135-180

45 feet

0.18% MoS2 (0.107% Mo)

Including

445-485

40 feet

0.135% MoS2 (0.081% Mo)

Copper Results

0-320

320 feet

0.0226 % Cu

500-1000

500 feet

0.045% Cu

Drill Hole DH-07-02 also had moderately lower molybdenum values over the entire length of the drill hole but slightly better copper values, which is indicative of a typical zoning pattern usually found in a porphyry system.  The results for DH 07-02 are as follows:

Drill Hole

Depth (feet)

Interval (feet)

Mineralization

Molybdenum Results

DH 07-02

 0-1000

1000 feet

0.030% MoS2 (0.0167%Mo)

Copper Results

0-430

430 feet

0.054% Cu

430-605

175 feet

0.0215% Cu

On November 19, 2007, we announced assays from the final two diamond drill holes on the Gold Hill Molybdenum Property in Alaska.  Drill hole DH-07-05 returned 0.0466% MoS2 over a core length of 822 feet, which included a higher grade intercept of 352 feet of .0706% MoS2.

Drill hole DH-07-05 was an angled drill hole designed to test across the mineralization that was intersected in drill holes DH-07-02 and DH-07-03.  The drill hole did not cut the entire interval and mineralization was visibly increasing at the bottom of the drill hole as it neared the projection of the main zone.  This hole will be continued during drilling next season.  Anomalous and dispersed values in copper were also reported.  Copper mineralization occurs in core as chalcopyrite.  These intervals are located at various depths throughout the drill hole.

Drill Hole DH-07-04 was a vertical hole. This hole reports good molybdenum values over the entire core length of 1000 feet, which included a 250 foot interval of 0.0603% MoS2.  This hole also reported better copper values.  Again, this is a typical zoning pattern usually found in many porphyry style systems.

Drill Hole

Depth (feet)

Interval (feet)

Mineralization

Molybdenum Results

DH-07-05

15-837

822 feet

0.0466% MoS2 (0.0279% Mo)

15-465

450 feet

0.0284% MoS2 (0.0170% Mo)

485-837

352 feet

0.0706% MoS2 (0.0423% Mo)

Includes

560-630

  70 feet

0.0855% MoS2 (0.0512% Mo)

780-837

  57 feet

0.0912% MoS2 (0.0546% Mo)

Molybdenum Results

DH 07-04

  0-1000

1000 feet

0.0408% MoS2 (0.0244% Mo)

Including

450-700

250 feet

0.0603% MoS2 (0.0362% Mo)

Including

900-1000

100 feet

0.0533% MoS2 (0.0334% Mo)

Copper Results

0-1000

1000 feet

0.0416 % Cu

including

0-200

  200 feet

0.0809% Cu

Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist.  It was logged for rock type, alteration, structure, and recorded with detailed descriptions.  Core was split using a hydraulic core splitter and one-half was sent to the Alaska Assay Laboratories.  The other half is kept at our core storage facility in Anchorage.  Drill holes were sampled at five foot sample intervals.  Samples were delivered in sealed bags to the Alaska Assay Labs facility in Fairbanks, Alaska for sample preparation.  Alaska Labs is using a 2 acid digestion and a 30 Element AES ICP Scan.

Sample Preparation quality control at Alaska Assay Labs includes strict chain of custody documentation, careful logging of samples documentation, careful cleaning of all equipment documentation, and careful monitoring of crush and grind particle size documentation, and careful protocol documentation following ISO9002/17025 guidelines.

We have retained a drill contractor for a minimum 12 hole, 12,000 foot drill program that is scheduled to begin in June 2008 and is aimed at expanding the known area of intrusive mineralization.  A secondary target that emerged from the 2007 program was mineralization identified in sediments to the east that indicate a skarn system may be present as well;  this are will also be tested during the 2008 drill campaign.

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

Both of the Target Claims Agreements provided that we would enter into a single purpose joint venture agreement with David G. Lorne, or whoever he assigns his 50% interest to, to further explore and develop the Target Claims once we complete the exploration expenditure of our interest in each claim.  Mr. Lorne has sold his 50% interest in the Target 1 and Target 2 claim to Alberta Star Development Corp., a Canadian company which trades on the TSX-Venture Exchange as we do.

The Target Claims (the Target 1 and Target 2 claims) together comprise the Longtom Lake project or Longtom Project.   References in this Form 20F to the Longtom Lake project should be interpreted as being references to the Target Claims and vice versa.

The Company has abandoned its interest in the Target 2 claim but intends to maintain its interest in the Target 1 claim.

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

There is no electricity available at the property site, with surface water abundant within the property boundariesThe following map shows the location of the Longtom Project:

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

The terrain of the Longtom claim block appears to have an abundance of outcropping bedrock exposures and is known to comprise crystalline plutons with compositions apparently ranging from granitic to monzonitic.  Volcanic rocks of rhyodacitic, andesitic and basaltic compositions have been mapped in the northeast most part of the claims.

In mid-September 2004, we were advised by Alberta Star that Fronteer Development Group (TSX:FRG) (“Fronteer”), as operator, had intersected high-grade uranium mineralization on Alberta Star’s Longtom Lake property during drilling that it had conducted during the summer of 2004.  The Longtom Lake property is immediately adjacent to our Target 1 Claim jointly held with Alberta Star.

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

We elected to abandon the Target 2 claim during the year ended December 31, 2005 and this resulted in a write down of $55,000 in acquisition costs and $2,000 in deferred exploration costs.  We intend to maintain the Target 1 claim.

No funds were expended on the Target Claims during the fiscal period ended December 31, 2006.  During the year ended December 31, 2007, we recorded an impairment charge of $148,097 on the Target 1 Claim as we have not done any work on the property since 2004 and have no immediate plans to do so.

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

The property is comprised the FMC 31-39, 40-49, 69-75, and 57-68 unpatented lode mining claims represented by Bureau of Land Management Nevada Mining Claim numbers NMC 887137-887155 and NMC 887156-887174 inclusive.  These claims were recorded on December 30, 2004.  See “Principal Expenditures and Divestitures”.

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

There has been no Canadian NI 43-101 Geological Report, or other recent geological report, completed on the Diamond Peak project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$125 per claim or site by August 31 of the calendar year.   During 2007, these payments were made to the Bureau of Land Management on our behalf by Kokanee pursuant to the terms of their option agreement.

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

The C de Baca Project was originally comprised of 108 unpatented lode mining claims, the DAT 1 to DAT 108 claims, represented by Bureau of Land Management New Mexico Mining Claim numbers NMMC 887137-887155 and NMMC 887156-887174 inclusive.  These claims were recorded on October 6, 2005.  The project size was expanded in 2008 through our staking of an additional 83 unpatented lode mining mineral claims along the northern and southern boundaries of our current claim block at C de Baca, bringing our total holdings to 191 claims.  The additional 83 claims, the DAT 109 to 191, were recorded on March 18, 2008 and are represented by Bureau of Land Management New Mexico Mining Claim numbers NMMC184704 to NMMC184786 inclusive.  See “Principal Expenditures and Divestitures”.

The following map shows the location of the C de Baca Project:

UTAH
COLO.
KANS.
OKLA.
NEW MEXICO
SANTA FE
ALBUQUERQUE
C de Baca Project
ARIZ.
SOCORRO
N
ROSWELL
ALAMOGORDO
HOBBS
LAS CRUCES
TEXAS
MEXICO

SOCORRO CO., NEW MEXICO

REGIONAL LOCATION MAP

Map By JRM	Date 3/4/80
Drft. By JRG	Date 3/5/80
Revised	FIGURE 1

Maintaining the claims in good standing in New Mexico:

Under Bureau of Land Management rules for the State of New Mexico Office, all locators and holders of State mining locations must pay an annual maintenance fee of US$125 per claim or site by August 31 of each calendar year.   This amount was paid in August, 2007.

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

On May 21, 2007, we commenced a 14 hole rotary drill program at C de Baca project and, on June 5, 2007, we announced the results from the first drill hole, CDB-1.  These results confirmed a historic drill result achieved by Oxymin of 5.5 feet of 0.043% eU308 at 300 feet and a second mineralized zone of 4 feet of 0.024% eU3O8 at 317 feet down hole.

The results reported by us at CDB-1 were through gamma ray probe readings by Jet West Geophysical Services LLC of Farmington, New Mexico and include:

Hole #

Total Depth

Interval

Mineralization

CDB-1

378.0 feet

300-305.5

0.043% eU3O8

Containing

301.0-301.5

0.06% eU3O8

Containing

301.5-302.0

0.10% eU3O8

Containing

302.0-302.5

0.09% eU3O8

Containing

302.5-303.0

0.05% eU3O8

Second Zone

317.5-321.5

0.024% eU3O8

On June 19, 2007, we announced the results from a further six drill holes, CDB-2 to CDB-7, of which Hole CDB-6 returned 6.5 feet of 0.136% eU3O8 beginning at a depth of 155.5 feet (including 0.368% eU3O8 from 157.5-159.0 feet) and 5 feet of 0.167% eU3O8 from 170 -175 feet.  Results include the following:

Hole #

Total Depth

Interval

Mineralization

CDB-2

347 feet

270.0-282.0

0.0226 % eU308

CDB-3

347 feet

261.5-264.5

0.031 % eU308

293.0-297.0

0.014 % eU308

CDB-4

181 feet

160.5-164.0

0.036% eU308

Including

162.0-162.5

0.07% eU308

CDB-5

210 feet

180-182.0

0.019% eU308

184.5-190.0

0.074% eU308

Including

186.5-189.0

0.173% eU308

CDB-6

200 feet

155.5-162.0

0.136% eU308

170.0-175.0

0.167% eU308

Including

157.5-159.0

0.368% eU308

Including

173.0-173.5

0.76% eU308

CDB-7

235 feet

201.0-208.0

0.052% eU308

Including

205.0-207.0

0.094% eU308

On July 9, 2007, we announced the results from the final seven drill holes at C de Baca.  Highlights included drill hole CDB-10A, which contained 2.0 feet of 0.065% eU308 at a depth of 295.5 feet.

Results from these drill holes at C de Baca, CDB 8 to CDB-14, along with the first seven holes announced earlier, continue to confirm historic drill results reported by Oxymin in the early 1980’s.  Results are tabulated as follows:

Hole #

Total Depth

Interval

Mineralization

CDB-8

248 feet

184.5-194.5

0.0159% eU308

CDB-9

346 feet

306.5-310.0

0.034 % eU308

328.5-330.0

0.015% eU308

CDB-10

311 feet

Anomalous

CDB-10A

309 feet

295.5-297.5

0.065% eU308

CDB-11

319 feet

286.5-294.0

0.037% eU308

CDB-12

336 feet

202.0-203.5

0.0.012% eU308

CDB-13

229 feet

176.5-180.5

0.0162% eU308

i.a-202.0

0.015% eU308

CBD-14

238 feet

199.5-200.0

0.026% eU308

217.0-217.5

0.025% eU308

This initial 14 hole mud rotary drill program was designed to confirm historic drill results reported by Oxymin during exploration of the C de Baca Uranium property during the 1980’s.  While the results of these drill holes were within expectations, the results from drill hole CDB-10 were affected by the intersection of an unknown basaltic dike.  We drilled an offset hole, CDB-10a, to avoid intersecting the basaltic dike and to better test the main zone of uranium mineralization.  This hole successfully encountered 2.0 feet of 0.065% eU308 at a depth of 295.5 feet.

Our future plans for C de Baca include the initiation of various geological, lithological, structural and mineralogical studies to better aid in our understanding of the geology at C de Baca.  We have received drill permits for a five hole diamond drill program budgeted at $300,000 to test the lithological and structural controls of the higher grade mineralized zones identified during the 2007 exploration program, including the area of Oxymin’s drill hole BR-57 (which returned 7.5 feet of 0.20% eU308 beginning at a depth of 297 feet).  This area is also coincident to our drill hole CDB-6, which returned 6.5 feet of 0.136% eU308 beginning at a depth of 155.5 feet, inclusive of 0.368% eU308 from 157.5-159.0 feet, and a further 5 feet of 0.167% eU308 from 170 -175 feet.   The drill program will consist of five close-spaced diamond drill holes designed to evaluate the nature of the uranium mineralization and alteration around the mineralization, investigate possible stratigraphic controls on mineralization, evaluate the chemical equilibrium factor, and determine the porosity and permeability of the Baca Formation in the mineralized section.

Gamma, Spontaneous Potential (SP), and Resistivity values were logged by Jet West Geophysical Services LLC of Farmington, New Mexico.  The Gamma portion of the downhole logging tool was calibrated by uranium-industry standard values located in mines at Grants, New Mexico.  In situ uranium grades, expressed as equivalent U3O8 (“eU3O8”) are calculated using the digital gamma ray values acquired by the downhole logging tool and uranium industry standard techniques for gamma log interpretation.  Downhole gamma log interpretation has historically been found to be an accurate representation of in situ grades for uranium mineralization in the Magdelana District.  Chemical assays of samples will be done and used to determine relative trace element concentrations as a guide to future drilling.

MacInnis Lake Uranium Project

Description, Location and Access:

The MacInnis Lake uranium claim block is comprised of 15 mineral claims totaling 26,204.15 acres and is located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 275 km southeast of the city of Yellowknife, Northwest Territories.  The claim block is located south of the Great Slave Lake, immediately east of the Taltson River, in an area of subdued terrain, poorly developed drainages and poor quality timber resources.  Access for the purpose of mineral exploration is entirely dependent upon aircraft, float equipped in summer and ski-equipped in winter, or by helicopter all year round, particularly during the freeze-up and break-up periods.   The climate of the MacInnis Lake Uranium Project is similar to that of the Longtom Lake / Target claims described above.  See “Principal Expenditures and Divestitures”.

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

In September, 2007, we were advised that a High Resolution Aeromagnetic Gradiometer-Radiometric Survey (the “Survey”) had been completed on the MacInnis Lake uranium project.  The Survey consisted of 2,093 line-kilometers at 100 meter line spacings and was flown by Fugro Airborne Surveys.

We believe that the Survey will provide valuable information which will further enhance our uranium exploration capabilities by clearly showing high definition conductive uranium targets at the MacInnis Lake Uranium Project.  The results from the Survey will be combined with archived historical drill results to assist us in identifying exploration drill targets.   Drilling will be subject to receiving the required regulatory permits.

The MacInnis Lake Uranium Project and claim-block is known to have widespread surface uranium mineralization, and contains 28 high grade uranium outcrops that were drilled extensively by Shell Oil, Uranerz and PNC Exploration between 1954 and 1988.  All uranium exploration and drilling datasets have been archived and recorded by the Geological Survey of Canada and include;

•

the DUSSAULT, which has a non-compliant drill indicated inferred resource of 37,000 tons grading 0.17% U308 (the occurrence appears to be open down dip and along strike), values of 0.84% U308  intersected over 2 feet and high-grade samples recovered up to 28% U308.

•

the COLE, with numerous trench samples with U308 values reported as high as 3.16%, 5.13% and 20%; and

•

the KULT, which has a surface showing 300m x 500m wide with surface  uranium and copper mineralization that returned grades up to 3.5% Copper and 3.3% U308.

NUSTAR Uranium Project, Colorado Plateau, Arizona

Description, Location and Access:

The NUSTAR uranium claim block is comprised of 427 mineral claims totaling 8,540 acres and is located in the Arizona Strip in Mohave County, Arizona.  The targets are uranium-bearing solution-collapse “breccia pipes” that were mined during the early 1980’s.

The NuStar Project is accessible by 20 miles of improved dirt road and partial pavement south from Colorado City, Arizona.  The claims have excellent road access by both gravel and cross county roads.

There is no water or electricity available at the property site, with no surface water available within the property boundaries.

The property is comprised of the ANT 1-170, ANT 171-185, ANT 192-335, ANT 340-367, ANT 369, and ANT 371-439 unpatented lode mining claims represented by Bureau of Land Management Arizona Mining Claim numbers AMC 382332-382502, AMC 382502-382516, AMC 382517-382660, AMC 382661-382668, AMC 382689, and AMC 382690-382758 inclusive. These claims were recorded on May 2, 2007.  See “Principal Expenditures and Divestitures”.

The following is a map of the location of the Nustar Uranium Project:

NUSTAR Project
Kingman
Flagstaff
Quartzite
Phoenix
Yuma
Coolidge
Tucson

NUSTAR Project

Location Map

Mohave County, Arizona

- Major Towns
- Major Highways
- NUSTAR Project Location

Portions of Townships 38-39 North
Range 7 West

N

MILES

0 50 100

Scale 1:3,200,000
1" = 50 Miles

Max RESOURCE CORP.

History of Exploration and Status:

The claims in the NUSTAR prospect area are located on the northwestern trend of uranium deposits in this area of Arizona.  This trend contains the high-grade past producing Hacks Canyon mines, the Arizona 1 mine (currently on standby) and the EZ-1 and EZ-2 breccia pipes recently purchased by Denison Mines Corp. (DML:TSX) from Pathfinder Mines.  The average grade of the uranium ore that has been mined in the Arizona Strip is high compared to the other deposits in the Colorado Plateau and ranges from 0.40% to 0.80% U3O8.   The size of the deposits has historically varied from 400,000 kg (880,000 lbs) to 2,000,000 kg (4,400,000 lbs) of recovered U3O8.  Uranium exploration on the Arizona Strip started in the 1950’s with the discovery of uranium outcrops and surface uranium mineralization.  Exploration continued periodically, depending on the price of uranium, until the middle 1980’s when essentially all uranium exploration in the U.S. stopped.  Results on much of the work done on this area of the Colorado Plateau are reported in various publications by the USGS and State agencies in Arizona.  Uranium exploration involved companies such as Energy Fuels, Pathfinder Mines, Western Mines (a division of Phelps Dodge), Uranerz, and others.

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

Under the terms of our agreement with NUSTAR, we purchased a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of our common stock, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.   For each breccia pipe identified on the NUSTAR Claims that goes into commercial production, we shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment to NUSTAR of $1,000,000.

To date, thirty-four circular or collapsed structures indicative of breccia pipes have been identified on the NUSTAR claims.  We intend to undertake a proprietary radon probe test of these 34 target areas during 2008 in order to identify and prioritize drill targets for later in the year.

Ravin Molybdenum/ Tungsten Property (Lander County, Nevada)

Description, Location and Access:

The Ravin Property is a historic Freeport/Huston Oil and Minerals Metal property that was explored during the late 1970’s and early 1980’s.  The property is comprised of the MOLY 1-162 unpatented lode mining claims represented by Bureau of Land Management Nevada Mining Claim numbers NMC 964190-964289 and NMC 964290 – 964351 inclusive. These claims were recorded on September 7, 2007.

The Ravin Property is located 20 miles north of the town of Austin, Nevada and is accessible by paved road to within 5 miles of the property and by gravel road to the property itself.

There is no water or electricity available at the property site, with no surface water available within the property boundaries.  See “Principal Expenditures and Divestitures”.

The following is a map of the location of the Ravin molybdenum/tungsten project:

Ravin Project
Location Map
Lander County, Nevada
Major Towns
Major Highways
Secondary Highways
Ravin Project Location
Portions of Townships 21-22 North
Range 42 East
Ravin Project
Winnemucca
Battle Mountain
Elko
Lovelock
Reno
Fallon
Austin
Eureka
Virginia City
Carson City
Ely
Yerington
Schurz
Minden
Hawthorne
Tonopah
Pioche
Goldfield
Las Vegas
95
93
80
395
50
6
15
N
MILES
0
50
100
Scale 1:3,200,000
1" = 50 Miles

History of Exploration and Status:

Strong surface molybdenum and tungsten mineralization occurs within Cambrian sediments which have been intruded by two separate Cretaceous granitic to quartz monzonite plutons.  The Raven Pluton is the largest and crops out over an area of about 2 square miles.  The smaller Cadro Pluton crops out over a ½ square mile area in the northwest part of the project.  The Cadro Pluton appears to be responsible for a majority of the hydrothermal alteration and molybdenum mineralization seen on the project.

Historically, the property had been explored by Union Carbide, Houston Oil and Minerals and Freeport Exploration.  Union Carbide drilled three core holes with the deepest hole drilled to a depth of 500 feet.   Houston Oil subsequently acquired the property in 1978 and drilled six core holes in the Reward tungsten pit.  As part of a regional rock and soil geochemistry program, Houston Oil identified a coherent molybdenum soil anomaly.  They drilled two diamond drill holes and the best intercept encountered was 40 feet of 0.66% Mo.

Freeport optioned the property in 1981 and drilled 17 rotary and core drill holes to test a molybdenum-copper-fluorine anomaly found within the Cambrian sedimentary units.  The anomalous zone showed strong structural control and is thought to be associated with the contact zone of the Cadro Pluton.  Some of the historic drill holes exist in the form of reports and summaries of the drilling, exploration, drill logs and assays but none of he original assay sheets are available.  All but 4 drill holes encountered molybdenum mineralization and highlights included:

Drill Hole

Interval

Width

Grade

Rw 80-2, 81-2c

600-650 feet

50 feet

0.053% MoS2

800-900 feet

100 feet

0.047% MoS2

Rw 80-7

100-350 feet

250 feet

0.105% MoS2

Rw 81-11c

150-350 feet

200 feet

0.052% MoS2

Rw 81-13c

550-800 feet

250 feet

0.052% MoS2

1650-1700 feet

50 feet

0.055% MoS2

Rw 81-14c

600-650 feet

50 feet

0.051% MoS2

The terms of our option agreement with Energex are as follows:

Date

Payment Amount

Upon execution of this Agreement

$5,000 (U.S.)

First anniversary of Effective Date

$25,000 (U.S.)

Second anniversary of Effective Date

$35,000 (U.S.)

Each anniversary thereafter

$50,000 (U.S.)

The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, we will own 100% of the project.

We plan to conduct an initial 11 hole diamond drill program to follow up on the previous drilling report by Freeport and Houston Oil and Minerals and to further the area of known mineralization.  Drill permits have been received with drilling to be conducted during the 2008 exploration season.

East Manhattan Wash gold project (Nye County, Nevada)

Description, Location and Access:

On November 11, 2007 we entered into an option agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The property is located 40 miles north of the town of Tonopah, Nevada.

The EMW claims are accessible by paved road to within 1 mile of the property and by gravel road to the property itself.

There is no water or electricity available at the property site, with no surface water available within the property boundaries.

The property is comprised of the EMW 37, 39, 41, 43-68, 75, 77, 79, 81-100, 113 and EMW 116, 118, 120, 122, 124, 126, 128, 130, 132-171 unpatented lode mining claims represented by Bureau of Land Management Nevada Mining Claim numbers NMC 977041-977093 and NMC 977094 - 977141 inclusive. These claims were recorded on January 8, 2008.  See “Principal Expenditures and Divestitures”.

The following is a map of the location of the East Manhattan Wash gold project:

East Manhattan Project
Winnemucca
Elko
Battle Mountain
Lovelock
Reno
Fallon
Austin
Eureka
Ely
Virginia City
Carson City
Yerington
Schurz
Minden
Hawthorne
Tonopah
Goldfield
Pioche
Las Vegas
95
93
80
50
395
6
15
East Manhattan Project
Location Map
Nye County, Nevada
Major Towns
Major Highways
Secondary Roads
Ravin Project Location
Portions of Townships 21-22 North
Range 42 East
N
MILES
0
50
100
Scale 1:3,200,000
1" = 50 Miles

History of Exploration and Status:

Historically, there has been more than 1,000,000 ounces of gold produced in the Manhattan mining district.   Recent production from the Manhattan mine (1974-1990), an open-pit operation, produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine, situated eight miles to the north, has produced more than 12,000,000 ounces of gold.  Recorded placer gold production from the district includes approximately 150,000 ounces from a major dredge operation, with small-scale lode mines having produced another 100,000 ounces.

The current exploration model suggests that deposits that will be found in the Manhattan District are related to the contact of the Manhattan Caldera Margin and structural intersections.  Gold is also related to the Cambrian-Ordivician Age sedimentary rocks along the five mile long by one mile wide zone of the Caldera.

Preliminary assays from one of the outcrops sampled on the East Manhattan Wash property have returned values from 0.054 to 1.01 ppm Au.  Assays are pending for the remaining samples, with panning of some of the samples having revealed “free gold”.  Additional land has been staked along the North and South sides of the original EMW claims.  We believe that the EMW claims offer the opportunity to find high grade gold deposits within a well known mineralized province.  Underground deposits found here will be in the 0.5 opt gold range and higher.  Conversely, open pittable deposits will be in the 0.05 opt gold range, which is currently being mined at Kinross Gold’s nearby Round Mountain deposit.

Item 5.  Operating and Financial Review and Prospects

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2007 compared to the prior fiscal years ended December 31, 2006 and 2005.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2007 and the related notes included in Item 17 of this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 9 to our consolidated financial statements for the fiscal year ended December 31, 2007.

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

The most significant factors affecting our operations during the past year were related to continued strength in the demand for, and in the prices of precious and base metals and a corresponding favourable market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next fiscal year and thereafter so long as we continue in our present business of mineral exploration.  During 2007, the prices of gold, silver, copper and zinc have experienced significant price volatility, however; they all maintained prices substantially higher than the previous five years, which effectively improved the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

5.A

Operating Results

Fiscal Year Ended December 31, 2007 compared to the Fiscal Year Ended December 31, 2006

During the year ended December 31, 2007, we incurred operating expenses of $1,167,747 as compared to operating expenses of $523,491 for the year ended December 31, 2006.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Stock-based compensation expenses totaling $570,388, a non-cash expense, was incurred during the year ended December 31, 2007 for incentive stock options granted to directors, officers and consultants.  This compares to a stock based compensation expense for options granted to consultants and management of $129,165 during the same period a year prior.

Management fees increased to $90,000 during the year ended December 31, 2007 from the $60,000 incurred during the same period a year prior due to an increase in the monthly fee paid to our President during the second half of the current period.

Professional fees increased to $51,093 during the year ended December 31, 2007 from the $42,199 incurred during the year ended December 31, 2006 due to additional legal fees incurred during the current period for the drafting of acquisition agreements.

Shareholder relations expenses increased to $339,034 during the year ended December 31, 2007 from the $210,274 incurred during the same period a year prior.  This was due to increased expenditures on advertising, trade show attendance and investor relations consulting services during the current period.

During the current fiscal period, we incurred travel costs of $28,370 primarily for attendance at trade shows.  This compares to travel expenses of $22,411 incurred during the year ended December 31, 2006 for evaluation of new projects.

Interest income increased to $222,290 during the year ended December 31, 2007 from the $19,458 earned during the same period a year prior due to the Company maintaining a higher cash balance in cash, cash equivalents and short-term investments during the current period.

During the year ended December 31, 2006, we elected to abandon our Thomas Mountain uranium project in Utah, resulting in a write-off of mineral properties of $218,125.  During the current fiscal period, we wrote down the Target 1 claims in the NWT by $148,097 as we had not undertaken any exploration work on this property since 2004 and had no immediate plans to do so.

As a result of the foregoing, the net loss for the year ended December 31, 2007 was $1,093,554 as compared to a net loss for the year ended December 31, 2006 of $722,158.

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

On May 24, 2007, we completed a brokered private placement offering of 5,000,000 units at a price of $1.00 per unit and 500,000 flow-through units at a price of $1.20 per flow-through unit.  We also completed a non-brokered placement of 2,750,000 units at $1.00 per unit and 209,000 flow-through units at $1.20 per unit.  The total gross proceeds of $8,600,800 will provide sufficient working capital to fund our exploration activities on our properties in Alaska, New Mexico, Arizona and the Northwest Territories through fiscal 2008.  We have no exposure to any asset-backed commercial paper (“ABCP”) investments.

At December 31, 2007, we had working capital of $7,851,871, inclusive of cash and cash equivalents of $7,661,128.  This compares to working capital of $845,962 and cash on hand of $880,201 at December 31, 2006.

We have two properties that we need to satisfy certain minimum work commitments during 2008 in order to maintain our interests.  These properties are Gold Hill in Alaska and MacInnis Lake in the Northwest Territories.   See “Tabular Disclosure of Contractual Obligations”.

In order to maintain our interest in the Gold Hill property, we are required to undertake US$250,000 in exploration work on this property during 2008.  We believe that we have satisfied this requirement by our 12 hole diamond drill program budgeted at US$1,000,000 that we commenced on June 16, 2008.

At MacInnis Lake, we must spend US$750,000 by October 1, 2010 in order to maintain our interest, subject to receipt of the necessary drill permits.   As these permits have not yet been secured by the vendor, we anticipate that this requirement will be postponed by the vendor until such time as they are successful in securing the drill permits.

During 2008, we have budgeted for drill programs at Gold Hill in Alaska (US$1,000,000), Ravin in Nevada (US$800,000) and at Indata and Howell in British Columbia ($700,000).   We have also received a drill permit for a five hole diamond drill program at C de Baca in New Mexico budgeted at $300,000.  In addition, we plan to conduct initial exploration work on our NuStar Uranium project in Arizona and our East Manhattan Wash gold project in Nevada in order to define drill targets for drilling later in 2008 or in early 2009.  No exploration budgets have yet been determined for these projects.

We intend to pursue both the acquisition of mineral properties which we consider to be highly prospective for molybdenum, gold, uranium and other metals and to aggressively explore our current properties subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund our general operations through 2008.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

5.C

Research and Development, Patents and Licenses, etc.

We are a mineral exploration company and we do not carry on any research and development activities.

5.D

Trend Information

Our Gold Hill Property claims are primarily prospective for gold and molybdenum, our Ravin property is primarily prospective for molybdenum and our Diamond Peak Project is primarily prospective for gold and zinc.

The overall trend for mineral resource prices, including for gold, zinc and molybdenum that our properties are prospective for, has been upward over the past year.  We anticipate that a continuing strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, zinc and molybdenum which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements”.

The markets for zinc and gold are homogeneous, integrated commodities markets with a large number of both suppliers and buyers.  These markets are not ones which are particularly susceptible to the influence of one or more large suppliers or buyers.

There are a smaller number of producers of molybdenum than there are for commodities such as gold.  Molybdenum prices have increased from US$7.60/lb in 2000 to over US$35/lb in 2007.  The average molybdenum price in 2007 was approximately US$31/lb.  At June 10, 2008, the most recent date for which we could find a quote for the sale of molybdenum oxide, the price was US$33.15/lb.

Our Target 1 (Longtom Lake), MacInnis Lake, C de Baca and Nustar mineral properties are prospective for uranium.

There are fewer producers of uranium in the world than there are for some other commodities such as copper and gold.  The market for uranium is a homogeneous, integrated commodities market.  The market is not one which is particularly susceptible to the influence of one or more large suppliers or buyers.  The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 per pound in late 2000 to a high of US$138.00 per pound on June 1, 2007.  At June 2, 2008, the most recent date for which we could find a quote for the sale of uranium, the price was US$59/lb.

5.E

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2007 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Gold Hill Option (1) Advance Royalty Work Commitment	US$395,000 US$2,250,000	US$50,000 US$250,000	US$225,000 US$1,250,000	US$100,000 Nil	Nil Nil
Diamond Peak (2) Option Payments	US$580,000	US$45,000	US$145,000	US$100,000	US$250,000
C de Baca Option (3) Option Payments	US$480,000	US$10,000	US$30,000	US$20,000	US$420,000
MacInnis Lake (4) Work Commitment	US$1,650,000	US$750,000	US$1,650,000	Nil	Nil
East Manhattan Wash (5) (Option Payments)	US$263,000	US$20,000	US$85,000	US$150,000	Nil
Ravin Project (6) Option Payments	US$415,000	US$25,000	US$110,000	US$100,000	US$200,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$5,713,000	US$1,150,000	US$3,495,000	US$470,000	US$870,000

(1)

These are option and royalty payments pursuant to an option agreement dated May 17, 2004, as amended, between us and Zazu Exploration Inc.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Gold Hill Property”)

(2)

These are option payments pursuant to an option agreement dated May 9, 2006, as amended, between us and The Wendt Family Trust of Reno, Nevada.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Diamond Peak Property”)

(3)

These are option payments pursuant to an option agreement dated September, 2005 between us and Applied Geological Services, Inc.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “C de Baca Project”)

(4)

These are annual work commitments pursuant to an option agreement dated April 1, 2005 between us and Alberta Star Development Corp.  While we are not obliged to undertake these expenditures on the property, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “MacInnis Lake”)

(5)

These are option payments pursuant to an option agreement dated November 11, 2007 between us and MSM L.L.C.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “East Manhattan Wash”)

(6)

These are option payments pursuant to an option agreement dated September 10, 2007 between us and The Wendt Family Trust.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Ravin Molybdenum/Tungsten Property”)

Item 6.  Directors, Senior Management and Employees

6.A

Directors and Senior Management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director

Age

Principal Occupation

----------------------

-----

Stuart Rogers

51

President of the Company,

Vancouver, BC

President of West Oak Capital Group, Inc.

Paul John

61

General Manager, Franchises

Penticton, BC

Mark’s Work Warehouse Ltd.

David Pearce

53

President of Palmer Beach Properties Inc.

West Vancouver, BC

Tim Coupland

49

President and CEO of Alberta Star Development Corp.

Delta, BC

Daniel T. MacInnis

56

President, MAG Silver Corp.

Vancouver, B.C.

Executive Officers:

Name of Officer

Age

Office

--------------------

-----

 -------

Stuart Rogers

51

President, Chief Executive Officer

David Pearce

53

Chief Financial Officer, Secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers

Mr. Rogers has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board.  Currently, Mr. Rogers acts as a director or officer of the following companies which are reporting issuers in Canada:  Consolidated Global Cable Systems, Inc., Prophecy Resource Corp., IGC Resource Corp., Alberta Star Development Corp., TerraX Minerals Inc. and Mexivada Mining Corp.

Paul John

Mr. John graduated from the University of Victoria, B.C. with a Bachelor of Arts degree, majoring in Economics and Political Science.  From 1971 to 1979, he worked with the Hudson Bay Company, a national Canadian department store chain, rising to the senior executive level.  In 1980, he acquired a Work Wear World franchise in the interior of British Columbia, developing this initial location into 19 stores in B.C. and the Yukon Territories, with annual sales of $18 million in 1999.

In 1999, Mr. John sold his chain of Work Wear World stores to Mark’s Work Warehouse, then a publicly traded company listed on the Toronto Stock Exchange, and was appointed as General Manager for Western Canada for their “Work World” franchised locations.  He held this position until 2001, when he was appointed General Manager, Franchises for Work World.

David Pearce

Mr. Pearce is President of Palmer Beach Properties Inc., a private real estate development and investment company with real estate, retail and equity holdings in Canada. Since June 1995, Mr. Pearce has been President of Function Gate Hardware Ltd., which owns and operates a Home Hardware store in Whistler, British Columbia, and Function Gate Holdings Ltd., a real estate development company operating in Whistler and Pemberton, British Columbia.  Mr. Pearce is also a director of Kruger Capital Corp. since December 1992, which is listed on the TSX Venture Exchange, and was a director of MAG Silver Corp. from its inception in June 2003 to October of 2007.  MAG Silver is listed on the TSX in Canada and on the AMEX in the United States.

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

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which the foregoing individuals were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

6.B.

Compensation of Directors

The following fairly reflects all material information regarding compensation paid to our directors and officers in our fiscal year ended December 31, 2007.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President and Director	2007	Nil	Nil	$90,000 (1)	Nil	150,000	Nil	Nil
Paul John Director	2007	Nil	Nil	Nil	Nil	75,000	Nil	Nil
David Pearce Secretary and Director	2007	Nil	Nil	Nil	Nil	100,000	Nil	Nil
Tim Coupland Director	2007	Nil	Nil	Nil	Nil	50,000	Nil	Nil
Daniel T. MacInnis Director	2007	Nil	Nil	Nil	Nil	100,000	Nil	Nil

(1) the $90,000 represents a management fee paid to a company controlled by Stuart Rogers.  In addition to management services, this company provides office space to the Company.

6.C

Board Practices

Stuart Rogers, Paul John, David Pearce, Tim Coupland and Daniel T. MacInnis have acted as our directors since May 8, 2002, June 18, 2002, December 15, 2003, September 5, 2006 and December 7, 2005 respectively.

Tim Coupland was appointed to the Board of Directors in September of 2006 concurrently with the resignation of Gil Atzmon from the Board of Directors.

The directors will, unless they choose to resign, hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. Our next annual meeting is scheduled for August 12, 2008.  We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

We are a party to a management contract with a private company owned by Stuart Rogers whereby he is entitled to be paid $10,000 per month for his management services.  No other directors have service contracts with us, nor are they entitled to any termination benefits.

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

6.E

Share Ownership

The following table sets forth the shareholdings, to the best of our knowledge, owned beneficially, directly or indirectly, by our directors and officers as of May 31, 2008.  There were 21,549,229 common shares issued and outstanding as of May 31, 2008.

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Stuart Rogers	507,105	2.35%
Paul John	413,750	1.92%
David Pearce	602,500	2.80%
Tim Coupland	175,000	0.81%
Daniel MacInnis	Nil	Nil
Clancy Wendt	490,000	2.27%

Statements as to securities beneficially owned by directors and officers, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and officers and from records available to the Company.

The following incentive stock options are outstanding to our directors and officers as at May 31, 2008:

Name	Shares that may be Purchased Upon Exercise of Option	Exercise Price	Expiry Date
Stuart Rogers	50,000 150,000	$0.35 $1.05	September 5, 2008 July 27, 2010
Paul John	25,000 75,000	$0.35 $1.05	September 5, 2008 July 27, 2010
David Pearce	50,000 100,000	$0.35 $1.05	September 5, 2008 July 27, 2010
Tim Coupland	150,000 50,000	$0.35 $1.05	September 5, 2008 July 27, 2010
Daniel MacInnis	100,000	$1.05	July 27, 2010
Clancy Wendt	200,000	$1.05	July 27, 2010

We have an incentive stock option plan.  This Stock Option Plan provides for equity participation in the Company by our directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares.  The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchange on which the common shares are listed.  We have reserved and authorized 10% of our issued treasury shares for issuance under the Stock Option Plan to our directors and key employees.

Under the stock option plan, the aggregate number of optioned common shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding common shares.  The number of optioned common shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding common shares.  The aggregate number of optioned common shares granted to an optionee who is employed to provide investor relations activities must not exceed 2% of our issued and outstanding common shares in any 12-month period.

Options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company; and options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

The policies of the TSX-Venture Exchange limited the granting of stock options to our directors, officers, employees and consultants and provided limits on the length, number and exercise price of such options. We are required to file our Stock Option Plan on an annual basis with the TSX-Venture Exchange for review of its terms.

On July 27, 2007, we granted stock options to our directors, officers and consultants entitling them to purchase 875,000 common shares at a price of $1.05 per share to July 27, 2010.  As at December 31, 2007, there were 1,631,250 stock options outstanding and exercisable.

Item 7.

Major Shareholders and Related Party Transactions

7.A

Major Shareholders

As used in this section, the term "beneficial ownership" with respect to a security is defined as: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling  arrangement  or  any  other  contract,  arrangement  or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such  beneficial ownership.

As of the date of this annual report, there are 21,549,229 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
Eric Carlson (1)	1,580,000	7.33%

(1)

Mr. Carlson’s shares are held by a private company which he controls.

Of our 51 registered shareholders at May 31 2008, 25 are Canadian residents representing 18,960,605 common shares or 87.99% of our issued and outstanding common shares.  We have 23 registered US shareholders holding 2,201,458 common shareholders or 10.22% of our issued and outstanding common shares.  There are 3 registered shareholders from places other than the US and Canada holding a total of 387,167 common shares or 1.80% of our common stock.  The remaining common shares of the Company are held by brokerages and other intermediaries and the Company cannot determine the residency of the beneficial holders of those shares.

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

Our registrar and transfer agent is Pacific Corporate Trust Company of Canada, which is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada Tel: (604) 689-9853.

7.B

Related Party Transactions

Five month period ended May 31, 2008:

During the five month period ended May 31, 2008, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

•

We paid $50,000 to a private company controlled by Stuart Rogers, our President, for management fees.

Fiscal Year ended December 31, 2007:

In the fiscal year ended December 31, 2007, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

•

We paid $90,000 to a private company controlled by Stuart Rogers, our President, for management fees; and

•

We entered into an option agreement to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration.

Fiscal Year ended December 31, 2006:

In the fiscal year ended December 31, 2006, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

•

We paid $60,000 to a private company controlled by Stuart Rogers, our President, for management fees; and

•

We entered into an option agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada (the “Diamond Peak Property”) from the Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration.

Fiscal Year ended December 31, 2005:

In the fiscal year ended December 31, 2005, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

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

Item 8.

Financial Information

8.A

Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2007 have been audited by an independent auditor and are accompanied by an audit report, are attached and incorporated herein:

(a)

balance sheet;

(b)

income statement;

(c)

statement showing changes in equity;

(d)

cash flow statement;

(e)

related notes and schedules required by the comprehensive body of accounting standards pursuant to which the financial statements are prepared; and

(f)

a note analyzing the changes in each caption of shareholders’ equity presented in the balance sheet.

Incorporated herewith are the comparative financial statements covering the latest three financial years, audited in accordance with a comprehensive body of auditing standards.

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2007 and, as a result, the percentage of export sales for the Company was zero.

Legal Proceedings

To the best of our knowledge, there are no currently pending or threatened legal proceedings that could have a material effect on our business, results of operations or financial condition.

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

8.B

Significant Changes

There have been no significant changes since the date of the audited financial statements included herein.

Item 9.

The Offer and Listing

9.A

Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol “MXR” and on the NASD Over The Counter Bulletin Board under symbol “MXROF”.   On March 2, 2006, our shares were listed with the Frankfurt Stock Exchange under the trading symbol “M1D”.

Our principal trading market in volume is the TSX Venture Exchange.  The closing price of our common shares on the TSX Venture Exchange on May 30, 2008 was $0.38.  The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on this Canadian exchange:

Annual Periods

High

Low

January 1, 2003 to December 31, 2003

$0.68

$0.23

January 1, 2004 to December 31, 2004

$0.55

$0.22

January 1, 2005 to December 31, 2005

$0.70

$0.265

January 1, 2006 to December 31, 2006

$0.98

$0.325

January 1, 2007 to December 31, 2007

$1.59

$0.55

Quarterly Periods

High

Low

January 1, 2006 to March 31, 2006

$0.98

$0.65

April 1, 2006 to June 30, 2006

$0.83

$0.46

July 1, 2006 to September 30, 2006

$0.57

$0.325

October 1, 2006 to December 31, 2006

$0.65

$0.33

January 1, 2007 to March 31, 2007

$1.59

$0.60

April 1, 2007 to June 30, 2007

$1.35

$1.00

July 1, 2007 to September 30, 2007

$1.19

$0.55

October 1, 2007 to December 31, 2007

$1.07

$0.60

January 1, 2008 to March 31, 2008

$0.72

$0.355

Monthly Periods

High

Low

December 2007

$0.75

$0.60

January 2008

$0.72

$0.40

February 2008

$0.45

$0.355

March 2008

$0.42

$0.355

April 2008

$0.41

$0.34

May 2008

$0.42

$0.35

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

10.C

Material Contracts

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this report.  See “Principal Expenditures and Divestitures”:

•

Mineral Property Option Agreement between the Wendt Family Trust and us dated May 9, 2006.

•

Mineral Property Option Agreement between Kokanee Placer Ltd. and us dated May 15, 2006 granting Kokanee Place Ltd. the right to acquire up to a 51% interest in the Diamond Peak Property.

•

Agreement dated April 4, 2007 between NUSTAR Exploration LLC and us for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

•

Mineral Property Option Agreement dated September 10, 2007 between Energex LLC and us to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada.

•

Mineral Property Option Agreement between MSM LLC and us dated December, 2007 to acquire a 100% interest in the East Manhattan Wash claims in the Manhattan Mining District, Nye County, Nevada.

•

Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated June 9, 2008 to acquire a 60% interest in the Indata project located in North Central B.C.

•

Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated June 9, 2008 to acquire a 60% interest in the Howell property in southeastern B.C.

We have not entered into any other material agreements other than in the ordinary course of its business.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2007, the Threshold was determined to be $281,000,000.

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

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2007, and based on current business plans and financial projections, expects that it will be a “passive foreign investment company” for the taxable year ending December 31, 2008.  (See

“Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC for the taxable year ending December 31, 2007.

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

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as foreign source.  Dividends received on the Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297(a) of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  “Gross Income” means, generally, all revenues less cost of goods sold.  However, for transactions entered into after December 31, 2004, active business gains arising from the sale or exchange of commodities by the Company generally are excluded from “passive income” if substantially all of the Company’s commodities are (a) stock in trade of the Company or other property of a kind that would properly be included in inventory of the Company, or property held by the Company primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of the Company that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by the Company in the ordinary course of its trade or business.

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

The Company believes that it was a PFIC for the taxable year ended December 31, 2007, and based on current business plans and financial projections, expects that it will be a PFIC for the taxable year ending December 31, 2008.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2008 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any taxable year.

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

A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty.  A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the  Shareholder  provided  that the Common share is listed on a stock  exchange that is  prescribed  for the purposes of the  Canadian  Act (the  Toronto  Stock Exchange is so prescribed),  and that neither the  Shareholder,  nor one or more persons  with  whom  the  Shareholder  did not deal at  arm's  length,  alone or together at any time in the five years  immediately  preceding  the  disposition owned,  or owned any right to acquire,  25% or more of the issued  shares of any class of the capital  stock of the Company.  In addition,  the Treaty  generally will  exempt a  Shareholder  who is a  resident  of the  United  States  for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax  in  respect  of  any  capital  gain  realized  by  the  Shareholder  on the disposition of a Common share,  from such  liability  provided that the value of the  Common  share is not  derived  principally  from real  property  (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the  disposition,  a "permanent establishment"  or "fixed  base," as those terms are defined for the purposes of the  Treaty,  available  to the Shareholder  in  Canada.  The Treaty may not be available to a  non-resident Shareholder that is a U.S. LLC, which is not subject to tax in the U.S. Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited,  by the Company to a Shareholder  will be subject to  Canadian  withholding  tax at the  rate of 25% on the gross  amount  of the dividend, or such lesser rate as may be available under an applicable income tax treaty.  Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend.  It is Canada Customs and Revenue Agency’s position that the Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.F     Dividends and paying agents

Not Applicable.

10.G

Statement by experts

Not Applicable.

10.H

Documents on Display

We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission.  Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

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

10.I     Subsidiary Information

As of May 31, 2008, we have one subsidiary, MAX Resources, Inc., a wholly owned Nevada corporation.

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

Item 12.

Description of Securities Other than Equity Securities

The required disclosure is not applicable.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

We have had no material defaults in payment of principal, interest or sinking or purchase fund installments or other material defaults relating to indebtedness.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

 The required disclosure is not applicable.

Item 15T.

Controls and Procedures

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  After evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d – 14(c)) as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures were effective.

 (b) Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes policies and procedures that:

▪

pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

▪

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

▪

provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

▪

provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of fiscal year ended December 31, 2007 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the “Framework”).   Based on this evaluation, our management concluded that, as of fiscal year ended December 31, 2007, there may be potential weaknesses concerning segregation of duties; however, they are not considered to be material weaknesses.

During its evaluation, our management identified the need for additional accounting staff in order to ensure more complete segregation of duties during the accounting and financial reporting process in the future.  Effective January 2008, we retained additional experienced accounting staff to assist in the preparation of financial statements and the documentation of internal controls and procedures.  Our management is committed to continuously improve its internal controls throughout 2008.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.  These temporary rules permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an annual report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting until it is required to file an annual report for its first fiscal year ending after December 15, 2008.

(c) Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal controls or in other factors that could materially affect these controls subsequent to the date our Chief Executive Officer and our Chief Accounting Officer completed their evaluation.

Item 16.

16A.

Audit Committee Financial Expert

We do not have an audit committee financial expert serving on our audit committee.  Our Audit Committee consists of three independent directors, all of whom are both financially literate and very knowledgeable about our corporate affairs.  Because our structure and operations are straightforward, we do not find it necessary to augment our Audit Committee with a financial expert.

16.B

Code of Ethics

We have not adopted a formal code of ethics.  We have concluded that a written code of ethics would serve little practical purpose for us in deterring wrongdoing and promoting ethical conduct and full, fair and accurate public disclosure and compliance with applicable laws and regulatory requirements.  Since our operations are currently relatively small, most of our important activities are conducted directly by or under the direct supervision of our directors and senior officers.  All of our current directors and officers have held their positions for a number of years and are familiar with our operations and our informal requirements for conduct.  In light of the lack of perceived benefit from adopting a formal code considered against the time and cost for management to consider and implement a code, we have decided not to do so at the present time.  We will continue to monitor the possible benefits of adopting a formal code of ethics, particularly as our operations expand and will consider whether we should adopt a formal code of ethics at a future date.

16.C

Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were approximately $20,320 for the year ending December 31, 2007 and $16,300 for the year ending December 31, 2006.

(b)

Audit-Related Fees

 The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of our financial statements but are not reported under paragraph (a) of this Item were $nil for the year ending December 31, 2007 and $nil for the year ending December 31, 2006.

(c)

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $5,000 for the year ended December 31, 2007 and $350 for the year ended December 31, 2006 for preparation of our tax returns.

(d)

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending December 31, 2007 and $nil in the year ending December 31, 2006.

(e)

Pre-Approval Policies

Our Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audits, audit-related services, tax services and other services provided by the auditor.  Any services provided by our independent auditor that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.  Our audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

16.D

Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases by or on behalf of the Company or any affiliated purchaser, including any repurchases made pursuant to a publicly announced plan or program or made pursuant to a plan or program that was not announced publicly, in the last fiscal year.  We made no open market repurchases.

PART III

Item 17.

Financial Statements

We are furnishing the following financial statements and reports:

Auditor’s Report dated March 21, 2008

Consolidated Balance Sheets at December 31, 2007 and December 31, 2006

Consolidated Statements of Operations and Deficit for the year ended December 31, 2007 and the year ended December 31, 2006 and the year ended December 31, 2005

Consolidated Statements of Cash Flow for the year ended December 31, 2007 and the year ended December 31, 2006 and the year ended December 31, 2005

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

DECEMBER 31, 2007

Expressed in Canadian Dollars

INDEPENDENT AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Max Resource Corp.

We have audited the consolidated balance sheets of Max Resource Corp. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

March 21, 2008

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed In Canadian Dollars)

		December 31,	December 31,
		2007	2006

ASSETS

CURRENT
Cash and cash equivalents		$7,661,128	$880,201
Receivables and prepaids		208,046	21,895
Taxes recoverable		17,139	2,317
		7,886,313	904,413

RECLAMATION BONDS (Note 3)		28,444	-
MINERAL PROPERTIES (Note 3)		2,886,325	1,371,697
EQUIPMENT, net of accumulated amortization of $4,253 (2006 - $3,783)		-	470

		$10,801,082	$2,276,580

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$34,442	$58,451

		34,442	58,451

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	21,549,229 common shares (2006 – 11,363,741 common shares)	13,230,666	4,337,082
SHARE PURCHASE WARRANTS (Note 5)		288,562	5,828
CONTRIBUTED SURPLUS (Note 5)		855,264	389,517
DEFICIT		(3,607,852)	(2,514,298)

		10,766,640	2,218,129

		$10,801,082	$2,276,580

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed In Canadian Dollars)
	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

EXPENSES
Amortization	$470	$ 120	$ 148
Consulting	52,033	29,698	3,998
Consulting – stock-based compensation (Note 5)	154,591	13,813	46,562
Investor relations – stock-based compensation (Note 5)	70,388	-	31,826
Management fees (Note 4)	90,000	60,000	52,500
Management and directors fees – stock-based compensation (Note 5)	345,409	115,352	76,878
Office and general	10,778	8,454	8,618
Professional fees	51,093	42,199	41,870
Shareholder and investor relations	339,034	210,274	103,838
Transfer agent and filing fees	25,581	21,170	18,793
Travel and promotion	28,370	22,411	24,754

LOSS BEFORE THE FOLLOWING	(1,167,747)	(523,491)	(409,785)

Interest income	222,290	19,458	1,804
Write-down of mineral properties (Note 3)	(148,097)	(218,125)	(57,000)

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(1,093,554)	(722,158)	(464,981)

DEFICIT, BEGINNING	(2,514,298)	(1,792,140)	(1,327,159)

DEFICIT, ENDING	$(3,607,852)	$ (2,514,298)	$ (1,792,140)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.06)	$ (0.06)	$ (0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	17,549,381	10,846,412	7,633,101

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed In Canadian Dollars)

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	$(1,093,554)	$ (722,158)	$ (464,981)
Adjustments for items not involving cash:
Amortization	470	120	148
Stock-based compensation - consulting, management and investor relations expense	570,388	129,165	155,266
Write-down of mineral properties	148,097	218,125	57,000
Changes in non-cash working capital items:
Increase in receivables and prepaids	(186,151)	(3,604)	(17,309)
Increase in taxes recoverable,	(14,822)	3,497	(3,659)
Decrease in accounts payable and accrued liabilities	(24,009)	(12,533)	(5,163)

CASH USED IN OPERATING ACTIVITIES	(599,581)	(387,388)	(278,698)

FINANCING ACTIVITIES
Repayments to related parties	-	-	(27,080)
Issuance of common shares	8,829,677	905,700	1,349,804

CASH PROVIDED BY FINANCING ACTIVITIES	8,829,677	905,700	1,322,724

INVESTING ACTIVITIES
Reclamation bonds	(28,444)	-	-
Mineral property acquisition and exploration costs	(1,420,725)	(203,836)	(480,311)

CASH USED IN INVESTING ACTIVITIES	(1,449,169)	(203,836)	(480,311)

INCREASE (DECREASE) IN CASH	(859,073)	314,476	563,715

CASH AND CASH EQUIVALENTS, BEGINNING	880,201	565,725	2,010

CASH AND CASH EQUIVALENTS, ENDING	$7,661,128	$ 880,201	$ 565,725

SUPPLEMENTARY CASH FLOW DISCLOSURE:  (Note 7)

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof..  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, further losses are anticipated prior to the generation of any profits.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.    The Company has sufficient funds on hand to cover anticipated operating expenses for the next year.

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

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  Except as indicated in Note 9, they also comply, in all material respects, with accounting principles generally accepted in the United States.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the recoverability of mineral property interests, the determination of future income taxes and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid Canadian dollar denominated guaranteed investment certificates with original terms to maturity of not more than ninety days which are readily convertible to contracted amounts of cash.   Cash equivalents are classified as held-for-trading and are recorded at fair value with realized and unrealized gains and losses reported in net income (loss).  At December 31, 2007 the Company had cash equivalents comprised of guaranteed investment certificates issued by major financial institutions in the aggregate amount of $7,640,000 and bearing interest at rates varying from 3.65% to 4.8% per annum.

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

Financial Instruments

The Canadian Institute of Chartered Accountants issued the following standards effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 "Comprehensive Income", Accounting Standards Section 3855 "Financial Instruments –Recognition and Measurement" Accounting Standard Section 3861 "Financial Instruments – Presentation and Disclosure" and Accounting Standards Section 3865 –"Hedges". These sections require certain financial instruments and hedge transactions to be recorded at fair value. The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.

The Company adopted these standards effective January 1, 2007 on a prospective basis without retroactive restatement of prior periods. Under the new standard, financial instruments designated as "held for trading" and "available for sale" will be carried at their fair value while financial instruments designated as "loans and receivables", "financial liabilities" and those classified as "held to maturity" will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheet at their fair value. Mark-to-market adjustments on these instruments will be included in net income. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.  The adoption of these new standards did not have a material impact on the Company’s financial statements.

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

The Company's subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in loss for the year.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Impairment of Long-lived Assets

The Company follows the recommendations of the CICA Handbook section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Flow-through Shares

The resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. Under the recommendations of the Emerging Issues Committee (EIC 146), future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company is recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting from the utilization of prior year losses available to the Company not previously recorded, as the Company did not meet the criteria for recognition, will be reflected as part of the Company’s operating results as a recovery of future income taxes in the same period of filing the renunciations with the Canada Revenue Agency.

NOTE 3.

MINERAL PROPERTIES

	Balance December 31, 2005	Additions	Write-down	Balance December 31, 2006	Additions	Write-down	Balance December 31, 2007
Acquisition costs:
Target Claims, NWT	$ 91,000	$ -	$ -	$ 91,000	$ -	$ (90,999)	$ 1
Gold Hill, Alaska	353,827	29,070	-	382,897	-	-	382,897
MacInnis Lake, NWT	95,000	15,000	-	110,000	-	-	110,000
Thomas Mtn, UT	68,180	(2,300)	(65,880)	-	-	-	-
C de Baca, NM	44,684	37,863	-	82,547	24,435	-	106,982
Diamond Peak, NV	-	41,462	-	41,462	1,725	-	43,187
Nustar Claims, AZ	-	-	-	-	440,453	-	440,453
Ravin, NV	-	-	-	-	65,677	-	65,677
East Manhattan, NV	-	-	-	-	38,073	-	38,073

	652,691	121,095	(65,880)	707,906	570,363	(90,999)	1,187,270

Exploration costs:
Target Claims, NWT	57,098	-	-	57,098	-	(57,098)	-
Gold Hill, Alaska	333,414	13,217	-	346,631	747,221	-	1,093,852
MacInnis Lake, NWT	243,515	-	-	243,515	130,792	-	374,307
Thomas Mtn, UT	18,455	133,790	(152,245)	-	-	-	-
C de Baca, NM	-	16,547	-	16,547	200,688	-	217,235
Nustar Claims, AZ	-	-	-	-	1,963	-	1,963
Ravin, NV	-	-	-	-	11,698	-	11,698

	652,482	163,554	(152,245)	663,791	1,092,362	(57,098)	1,699,055

	$ 1,305,173	$ 284,649	$ (218,125)	$ 1,371,697	$ 1,662,725	$ (148,097)	$ 2,886,325

NOTE 3.

MINERAL PROPERTIES (continued):

Target Claims, Northwest Territories, Canada

Effective January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”).  During 2003, the Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 per share and agreeing to incurring a minimum of $50,000 in exploration expenditures on the Claim, which were required to be made on or before December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest during 2003, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

During the year ended December 31, 2005 the Company elected to write-off the Target 2 Claim as it did not intend to do any further work on that property.  This resulted in the write-down of $55,000 in acquisition costs and $2,000 in deferred exploration costs.  During the year ended December 31, 2007, the Company recorded an impairment charge of $148,097 on the Target 1 Claim as the Company has not done any work on the property since 2004 and has no immediate plans to do so.

Gold Hill Property, Alaska

During 2004 the Company entered into an option agreement to acquire an interest in the Gold Hill claims near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares valued at $47,000 and 100,000 warrants valued at $19,724 exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company issued an additional 200,000 common shares effective December 31, 2004 at a value of $74,000 and a further 200,000 common shares during the year ended December 31, 2005 at a value of $120,000.

The Company assumed all of the optionor’s obligations under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                   $    5,000 (paid)

2005                 150,000 (incurred)                       15,000 (paid)

2006                 deferred to 2007

                     25,000 (paid)

2007                 250,000 (incurred)                        25,000 (paid)

2008                 250,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                       100,000

2011

           500,000                                       100,000

Upon exercise of the option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying the Company the lesser of US$5,000,000 or 300% of all costs incurred to completion of a Feasibility Report.  The NSR royalty will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, the Company will pay to the optionor an additional 1% NSR royalty.

During the years ended December 31, 2007 and 2006, the Company incurred the following exploration costs on the Gold Hill Property:

	2007	2006
Drilling	$ 375,291	$ -
Field expenses	260,680	3,483
Geological consulting	90,900	3,683
Licenses, permits and lease payments	6,330	6,051
Travel	14,020	-
	$ 747,221	$ 13,217

NOTE 3.

MINERAL PROPERTIES (continued):

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006, with Alberta Star Development Corp. (“Alberta Star”) whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.  The terms of the option agreement call for payments as follows:

(i)

cash payments totalling $30,000 (paid);

(ii)

the issuance to Alberta Star of 200,000 common shares of the Company upon TSX Venture Exchange (“TSX-V”) acceptance for filing (issued) and

(iii)

work commitments totalling $2,000,000 over a five year period ($750,000 on or before October 1, 2008; $250,000 on or before April 1, 2009; $750,000 on or before October 1, 2009 and $250,000 on or before April 1, 2010).

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

During the years ended December 31, 2007 and 2006, the Company incurred the following exploration costs on the MacInnis Lake project:

	2007	2006
Geological consulting	$ 5,792	$ -
Geophysical surveys	125,000	-
	$ 130,792	$ -

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

During the year ended December 31, 2006, the Company satisfied its work commitments on the PPCO claims by incurring $133,790 in exploration expenses on the Thomas Mountain project.  However, as the drilling conducted did not encounter economic grades of uranium, the Company elected not to pay the option payment due to Energex or the claim maintenance fees that were due in September, 2006 and abandoned the property, resulting in a write-down of $218,125.

C de Baca, New Mexico, United States

On September 22, 2005 the Company announced that it had entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims is US$10,000 cash payment on acceptance for filing by the TSX-V (paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

NOTE 3.

MINERAL PROPERTIES (continued):

C de Baca, New Mexico, United States (continued)

To December 31, 2007, the Company had incurred total acquisition costs of $106,982 with respect to the Dat Claims.  This amount is comprised of staking fees of $35,235, filing fees of $37,119 and the purchase price of $34,628 (US$30,000).

During the years ended December 31, 2007 and 2006, the Company incurred the following exploration costs on the C de Baca project:

	2007	2006
Drilling	$ 136,683	$ -
Geological consulting	49,162	13,379
Field expenses	2,967	1,353
Licenses, permits and lease payments	11,877	1,814
	$ 200,689	$ 16,546

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

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

$ 35,000 (U.S.) (paid)

May 9, 2008

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

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 shares of Kokanee to the Company upon completion of Kokanee’s public listing (uncompleted as at December 31, 2007).  In addition, the following annual payments and share issuances are due from Kokanee to the Company:

By May 15, 2007:

(a)

Issue 200,000 shares of Kokanee to the Company (pending completion of Kokanee’s public listing); and pay US$35,000 to the Company (received)

By May 15, 2008:

(a)

Issue 300,000 shares of Kokanee to the Company; and

(b)

Either pay US$45,000 to the Company or issue the greater of either 300,000 common shares of Kokanee or that number of shares of Kokanee which are valued at US$45,000.

By May 15, 2009, either pay US$100,000 to the Company or issue to the Company either 600,000 common shares or that number of shares of Kokanee which are valued at US$100,000, whichever is greater.

On commencement of commercial production, issue 1,000,000 shares of Kokanee to the Company

NOTE 3.

MINERAL PROPERTIES (continued):

Diamond Peak, Nevada, United States (continued)

The option granted to Kokanee is for a term of three years from the date of the agreement, subject to the following annual mineral exploration commitments:

i)

$100,000 to be spent by Kokanee in the first year of the agreement (incurred);

ii)

$300,000 in the second year, and

iii)

$600,000 in the third year.

The Company did not incur any exploration expenses on the Diamond Peak project during the years ended December 31, 2007 or 2006.

Nustar Claims, Arizona, United States

On April 4, 2007 the Company entered into an Agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

Under the terms of the agreement, the Company acquired a 100% interest in the claims by making a cash payment of US$128,100 (paid) and issuing 200,000 shares of common stock (issued) with a fair value of $1.21 per share or $242,000, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the claims.   For each breccia pipe identified on the claims that goes into commercial production, the Company shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment of $1,000,000.  The Company has also paid filing fees of $70,353, which have been capitalized as acquisition costs.

During the year ended December 31, 2007, the Company incurred $1,963 for geological consulting on the claims.

Ravin Claims, Nevada, United States

On September 10, 2007 the Company entered into an Option Agreement with Energex, a Nevada corporation, for the acquisition of a 100% interest in the Ravin molybdenum/tungsten property, 162 mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms of the Option Agreement with Energex call for the payment of US$5,000 on execution of the agreement (paid), US$25,000 by September 10, 2008, US$35,000 by September 10, 2009 and US$50,000 on each anniversary thereafter.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $60,677, which have been included in acquisition costs.

During the year ended December 31, 2007, the Company incurred $10,869 for geological consulting and $829 for field expenses on the Ravin claims.

East Manhattan, Nevada, United States

On December 4, 2007 the Company entered into an Option Agreement with MSM LLC (“MSM”), a Nevada corporation, for the acquisition of a 100 % interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of US$28,000 on execution of the agreement (paid), US$20,000 by December 4, 2008, US$25,000 by December 4, 2009, US$40,000 by December 4, 2010, US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012.  The East Manhattan Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project

The Company did not incur any exploration expenses on the East Manhattan Wash project during the year ended December 31, 2007.

NOTE 4.

RELATED PARTY TRANSACTIONS

During 2007, management fees of $90,000 (2006 - $60,000; 2005 - $52,500) were paid or accrued to a private company controlled by a director.

During 2007, the Company granted 675,000 options to directors resulting in a stock-based compensation expense of $345,409 (2006: 450,000 options, $115,352 expense; 2005: 421,000 options, $76,878 expense).

Refer to Note 3.

With the exception of the granting of stock options, these transactions were measured at the exchange amount agreed to by the related parties.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2005	9,943,241	$ 3,367,520	$ 284,214
Shares issued for mineral properties	100,000	40,000	-
Exercise of stock options	118,000	68,562	(23,862)
Exercise of warrants	62,500	33,000	-
Private placements	1,140,000	855,000	-
Finders fees	-	(27,000)	-
Stock-based compensation	-	-	129,165

Balance at December 31, 2006	11,363,741	4,337,082	389,517
Shares issued for mineral properties	200,000	242,000	-
Exercise of stock options	500,000	317,321	(104,641)
Exercise of warrants	826,918	471,171	-
Private placement	8,658,570	8,800,370	-
Share issue costs	-	(937,278)
Stock-based compensation	-	-	570,388

Balance at December 31, 2007	21,549,229	$ 13,230,666	$ 855,264

Private Placements

On March 29, 2006 the Company announced a non-brokered private placement of up to 1,400,000 units at $0.75 per unit, with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share of the Company for a two year period, exercisable at $1.00 per share.  The first tranche of this private placement, comprised of 997,000 units, was completed in April, 2006 for gross proceeds of $747,750.  The second and final tranche of this placement, comprised of an additional 143,000 units for proceeds of $107,250, was completed in May, 2006, bringing the final total for this placement to 1,140,000 units.  The fair value of the warrants was estimated to be $85,500 (10%of the proceeds received from the private placement); this estimate has not been recorded as a separate component of shareholders’ equity.  Finder’s fees of $27,000 were paid with respect to a portion of this placement.   .

NOTE 5.

SHARE CAPITAL (continued)

On May 24, 2007 the Company completed a brokered private placement of 5,000,000 units at a price of $1.00 per unit, and 500,000 flow-through units (the “FT Units”) at a price of $1.20 per FT Unit (the “Offering”).  Each unit consists of one common share of the Company and one-half of a transferable common share purchase warrant.   Each FT Unit consisted of one common share of the Company and one-half of a warrant.  Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $1.30 for an 18 month period following the closing.  The fair value of the warrants was estimated to be $560,000 (10%of the proceeds received from the private placement); this estimate has not been recorded as a separate component of shareholders’ equity.   The agents received a commission of 7% of the gross proceeds of the offering, of which half was paid in cash and the balance was settled by the issuance of 199,570 units at $1.00 per unit.  In addition, the agents received 495,000 compensation warrants, with each compensation warrant entitling the agents to purchase one common share of the Company at a price of $1.20 for a period of 18 months following the closing.   The broker’s warrants have been recorded as share issuance costs at a fair value of $205,875.

In addition, during May 2007 the Company also completed a non-brokered private placement of 209,000 flow-through units at a price of $1.20 per unit and 2,750,000 non-flow through units at a price of $1.00 per unit for gross proceeds of $3,000,800. Each unit consists of one common share of the Company and one-half of a transferable common share purchase warrant.   Each flow-through unit consisted of one common share of the Company and one-half of a warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $1.30 for an 18 month period following the closing.    The terms of the units in the non-brokered private placement are the same as the terms of the units in the brokered offering.   The fair value of the warrants was estimated to be $300,080 (10%of the proceeds received from the private placement); this estimate has not been recorded as a separate component of shareholders’ equity.  Finders’ fees of $56,700 in cash and 198,810 share purchase warrants exercisable at $1.20 for a period of 18 months from closing were paid with respect to a portion of this private placement.  The finders’ warrants have been recorded as share issuance costs at a fair value of $82,687

Stock Options

On February 7, 2006 the Company granted stock options to directors and officers entitling them to purchase 225,000 common shares at a price of $0.70 per share to February 7, 2008.   These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $70,381 being recorded, representing the fair value of the options.  . The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 86%.

On March 30, 2006 the Company granted stock options to a consultant entitling him to purchase 25,000 common shares at a price of $0.85 per share to March 30, 2008.  These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $9,724 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.07% and an expected volatility of 89%.

On September 5, 2006 the Company granted stock options to directors and officers entitling them to purchase 300,000 common shares at a price of $0.35 per share to September 5, 2008.  These options vested immediately. The granting of these options resulted in a stock based compensation expense of $49,060 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.97% and an expected volatility of 93%.

On April 5, 2007 the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $1.09 per share to April 5, 2009.  These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $23,645 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.10% and an expected volatility of 76%.

NOTE 5.

SHARE CAPITAL (continued)

Stock Options (continued)

On July 27, 2007 the Company granted stock options to a directors, officers and consultants entitling them to purchase 875,000 common shares at a price of $1.05 per share to July 27, 2010.  These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $447,752 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 4.61% and an expected volatility of 77%.  A further 200,000 options exercisable at $1.05 per share until July 27, 2009 were granted to consultants at this same time, with these options vesting over a one-year period..  The total fair value of $84,243 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.64% and an expected volatility of 77%.  The granting of these options resulted in a stock based compensation expense of $42,120 being recorded, representing the fair value of the options vested during the period.  The remainder of $42,123 will be expensed on vesting in 2008.

On August 30, 2007 the Company granted stock options to a consultant entitling him to purchase 225,000 common shares at a price of $0.81 per share to August 30, 2009.  .These options vest over a one-year period.   The total fair value of $69,810 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.21% and an expected volatility of 79%.  The granting of these options resulted in a stock based compensation expense of $23,268 being recorded, representing the fair value of the options vested during the period.   The remainder of $46,542 will be expensed on vesting in 2008.

On October 5, 2007 the Company granted stock options to consultants entitling them to purchase 75,000 common shares at a price of $0.85 per share to October 5, 2009.  These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $28,603 being recorded, representing the fair value of the options vested during the period.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.36% and an expected volatility of 79%.

On December 4, 2007 the Company granted stock options to a consultant entitling him to purchase 200,000 common shares at a price of $0.80 per share to December 4, 2009.  These options vest over a one-year period.  The total fair value of $59,990 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.78% and an expected volatility of 82%.  The granting of these options resulted in a stock based compensation expense of $4,999 being recorded in 2007, representing the fair value of the options vested during the period.  The remainder of $54,991 will be expensed on vesting in 2008.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2004	564,000	$0.34	0.33 years
Options granted	775,000	0.40	-
Options exercised	(290,000)	0.28	-
Options cancelled and expired	(281,000)	0.33	-

Balance, December 31, 2005	768,000	0.42	1.28 years
Options granted	550,000	0.52	-
Options exercised	(118,000)	0.38	-
Options cancelled and expired	(125,000)	0.40	-

Balance, December 31, 2006	1,075,000	0.47	1.00 years
Options granted	1,625,000	0.98	-
Options exercised	(500,000)	0.43	-
Options cancelled and expired	(50,000)	0.60	-

Balance, December 31, 2007	2,150,000	$0.86	1.75 years

NOTE 5.

SHARE CAPITAL (continued)

Stock Options (continued)

The following incentive stock options were outstanding and exercisable at December 31, 2007:

Number of options outstanding	Exercise Price	Expiry Date	Number of options exercisable	Aggregate intrinsic value
200,000	$0.70	February 23, 2008	200,000
25,000	$0.85	March 30, 2008	25,000
300,000	$0.35	September 5,2008	300,000
50,000	$1.09	April 5, 2009	50,000
875,000	$1.05	July 27, 2010	875,000
200,000	$1.05	July 27, 2009	50,000
225,000	$0.81	August 30, 2009	56,250
75,000	$0.85	October 5, 2009	75,000
200,000	$0.80	December 4, 2009	Nil
2,150,000			1,631,250	$ 105,000

The following table summarizes information about the weighted-average grant date fair value of non vested stock options:

		Weighted
	Non vested	Average Grant Date
Non vested Options	Options	Fair Value
		$
Non vested options, December 31, 2005	-	-
Granted, February 7, 2006	225,000	0.31
Granted, March 30, 2006	25,000	0.39
Granted, September 30, 2006	300,000	0.18
Vested	(550,000)	0.25
Non vested options, December 31, 2006	-	-
Granted, April 5, 2007	50,000	0.47
Granted, July 27, 2007	875,000	0.51
Granted, July 27, 2007	200,000	0.42
Granted, August 30, 2007	225,000	0.31
Granted, October 5, 2007	75,000	0.38
Granted, December 4, 2007	200,000	0.38
Vested	(1,106,250)	0.49
Non vested options, December 31, 2007	518,750	0.36

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2004	1,700,000	$ 0.34	0.67 years
Warrants issued	900,058	0.54	-
Warrants exercised	(1,555,000)	0.33	-
Warrants cancelled and expired	(45,000)	0.45	-

Balance, December 31, 2005	1,000,058	0.52	1.40 years
Warrants issued	1,140,000	1.00	-
Warrants exercised	(62,500)	0.53	-
Warrants cancelled and expired	(100,000)	0.45	-

Balance, December 31, 2006	1,977,558	0.82	0.97 years
Warrants issued	5,023,095	1.29	-
Warrants exercised	(826,918)	0.57	-
Warrants cancelled and expired	(10,640)	0.70	-

Balance, December 31, 2007	6,163,095	$ 1.23	0.79 years

NOTE 5.

SHARE CAPITAL (continued)

Warrants (continued)

In 2005, the Company issued 25,000 warrants to the agents in connection with a private placement of 1,135,000 units.  The fair value of these agents’ warrants was estimated to be $5,828 and charged to share capital as a share issuance cost.   The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 88%.  These warrants were exercised during the year ended December 31, 2007.

In May 2007, the Company issued 693,810 warrants to the agents in connection with their participation in brokered and non-brokered private placements totalling 8,658,570 units.  The fair value of these agents’ warrants was estimated to be $288,562 and charged to share capital as a share issuance cost.   The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 1.5 years, a risk-free interest rate of 4.56% and an expected volatility of 78%.

The following warrants to acquire common shares were outstanding at December 31, 2007:

	Number Of Shares	Exercise Price	Expiry Date

Warrants	984,000	$1.00	April 27, 2008
	156,000	$1.00	May 17, 2008
	637,500	$1.30	November 14, 2008
	2,849,785	$1.30	November 24, 2008
	814,500	$1.30	November 28, 2008
	27,500	$1.30	December 4, 2008

Agents’ Warrants	67,500	$1.20	November 14, 2008
	495,000	$1.20	November 24, 2008
	131,310	$1.20	November 28, 2008

	6,163,095

NOTE 6.

INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2007	2006	2005

Loss for the year	$ (1,093,554)	$ (722,158)	$ (464,981)

Expected income tax recovery at 34% (blended rate)	(371,808)	(245,534)	(158,094)
Non-deductible items	244,445	118,119	72,221
Items deductible for tax purposes	(66,600)	(2,865)	(1,029)
Unrecognized benefit of non-capital losses	193,963	130,280	86,902

	$ -	$ -	$ -

NOTE 6.

INCOME TAXES (continued)

The significant components of the Company’s future income tax assets are as follows:

	2007	2006

Non-capital losses	$ 653,000	$ 503,800
Capital losses	25,200	25,200
Equipment	1,900	1,200
Resource properties	125,800	79,900
Share issuance costs	239,300	9,500

	1,045,200	619,600
Valuation allowance	(1,045,200)	(619,600)

Net future tax assets	$ -	$ -

The Company has non-capital losses of approximately $2,106,000 (2006: $1,706,000) which may be available to offset future income for Canadian income tax purposes which expire over the next twenty years.  In addition, there are resource-related expenditures of approximately $3,291, 000 (2006: $1,482,000) which may be used to offset future taxable Canadian resource income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.  Due to the uncertainty of realization of these loss carry forwards and resource pools, the benefits have not been reflected in the financial statements as the Company has provided a full valuation allowance for the potential future tax assets resulting from these loss carry forwards and resource pools.

NOTE 7.

SUPPLEMENTARY CASH FLOW DISCLOSURE:

	2007	2006	2005
Cash paid for: Interest	$-	$ -	$ -
Income taxes	$-	$ -	$ -

Other Non-Cash Transactions:

During the year ended December 31, 2006, the Company issued 100,000 common shares for mineral properties at $0.40 per share.  Refer to Note 3.

During the year ended December 31, 2007, the Company issued 200,000 common shares for mineral properties at $1.21 per share.  Refer to Note 3.

See also Note 5.

NOTE 8.

SEGMENTED INFORMATION

	Canada	United States	Consolidated
December 31, 2007
Segmented revenue	$222,290	$-	$222,290
Segmented loss	$(1,043,158)	$(50,396)	$(1,093,554)
Identifiable assets	$8,345,733	$2,455,349	$10,801,082
December 31, 2006
Segmented revenue	$19,458	$-	$19,458
Segmented loss	$(504,033)	$(218,125)	$(722,158)
Identifiable assets	$1,406,497	$870,083	$2,276,580
December 31, 2005
Segmented revenue	$1,804	$-	$1,804
Segmented loss	$(460,038)	$(4,943)	$(464,981)
Identifiable assets	$1,077,033	$818,560	$1,895,593

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects with accounting principles generally accepted in the United States and from practices prescribed by the Securities and Exchange Commission (collectively “US GAAP”).  Material differences to these financial statements are as follows:

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

c)

Mineral property costs:

Under Canadian GAAP, mineral property acquisition, exploration and development costs may be deferred and amortized as disclosed in Note 2.  Under US GAAP, mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows, have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures.  The Company has not capitalized mineral property option payments under US GAAP as management does not consider these payments to be tangible property costs under EITF 04-2.

Under US GAAP mineral property exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.  As of the date of these financial statements, the Company has determined that all acquisition and exploration costs should be expensed. To date the Company has not established any proven or probable reserves on its mineral properties.

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

d)

Stock-based compensation

The Company has previously granted stock options to certain directors, employees and consultants.  Under Canadian GAAP, prior to 2003, no compensation expense was recorded in connection with the granting of stock options.  Under previous US GAAP, the Company accounted for stock-based compensation in respect of stock options granted to directors and employees using the intrinsic value based method in accordance with APB Opinion No. 25.  Stock options granted to non-employees were accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”).  Commencing January 1, 2003, under Canadian GAAP the Company expenses the fair value of all stock options granted and under US GAAP has elected to prospectively change its accounting policy to account for all stock options granted in accordance with SFAS 123.  On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123.  SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”.  SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.  As a result, effective January 1, 2003, there is no material difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP.

e)

Summary of financial statement information

The effect of the accounting differences for mineral property costs and stock-based compensation are as follows:

Consolidated Balance Sheets	Year ended December 31,			Cumulative from April 25, 1994 (inception)
	2007	2006	2005	to December 31, 2007
	$	$	$	$
Total assets, Canadian GAAP	10,801,802	2,276,580	1,895,593
Mineral property costs	(2,886,325)	(1,371,697)	(1,305,173)
Total assets, US GAAP	7,915,477	904,883	590,420

Deficit, Canadian GAAP	(3,607,852)	(2,514,298)	(1,792,140)	(3,607,852)
Mineral property costs	(2,886,325)	(1,371,697)	(1,305,173)	(2,886,325)
Stock-based compensation	(6,611)	(6,611)	(6,611)	(6,611)
Deficit, US GAAP	(6,493,161)	(3,892,606)	(3,103,924)	(6,493,161)

Consolidated Statements of Operations

Net loss, Canadian GAAP	(1,093,554)	(722,158)	(464,981)	(3,607,852)
Mineral property costs	(1,514,628)	(66,524)	(623,311)	(2,886,325)
Stock-based compensation	-	-	-	(6,611)
Net loss, US GAAP	(2,608,182)	(788,682)	(1,088,292)	(6,500,788)

Basic net loss per share, US GAAP	(0.15)	(0.07)	(0.14)

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated Statements of Cash Flows

Cash used in operating activities, Canadian GAAP	(599,581)	(387,388)	(278,698)	(2,191,843)
Interest in unproven mineral properties	(1,420,725)	(203,836)	(480,311)	(2,792,422)
Cash used in operating activities, US GAAP	(2,012,386)	(591,224)	(759,009)	(4,984,265)

Cash used in investing activities, Canadian GAAP	(1,449,169)	(203,836)	(480,311)	(2,720,175)
Interest in unproven mineral properties	1,420,725	203,836	480,311	2,685,539
Cash used in investing activities, US GAAP	28,444	-	-	(32,698)

Net cash provided by financing activities, Canadian GAAP and US GAAP	8,829,677	905,700	1,349,804	4,931,208

Recent accounting pronouncements:

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

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in consolidated Financial Statements - an Amendment of ARB No. 51." This statement requires that noncontrolling or minority interests in subsidiaries be presented in the consolidated statement of financial position within equity, but separate from the parents' equity, and that the amount of the consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. SFAS No. 160 is effective for the fiscal years beginning on or after December 15, 2008. Currently the Company does not anticipate that this statement will have an impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. Management is in the process of evaluating the impact, if any, SFAS 141 (Revised) will have on the Company’s financial statements upon adoption.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), “Share-Based Payment”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will be adopted by the

Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations.

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

4.

Material Contracts

(a)

Management Agreement dated May 8, 2002 between Vancan Capital Corp. and West Oak Capital Group Ltd.**

(b)

Option Agreement dated May 17, 2004 between MAX Resource Corp. and Zazu Exploration, Inc. to acquire an interest in the Gold Hill Project near Cantwell, Alaska.***

(c)

Mineral Property Option Agreement with Alberta Star Development Corp. to acquire up to a 50% interest in the MacInnis Lake Uranium Property dated April 1, 2005.***

(d)

Mineral Property Option Agreement between the Wendt Family Trust and the Company dated May 9, 2006 optioning 100% of the Diamond Peak Property to the Company. ****

(e)

Mineral Property Option Agreement between Kokanee Placer Ltd. and the Company dated May 15, 2006 granting Kokanee Place Ltd. the right to acquire up to a 51% interest in the Diamond Peak Property. ****

(f)

Agreement dated September 22, 2005 between the Company and Applied Geological Services, Inc. regarding the acquisition by the Company of the C de Baca Project claims. ****

(g)

Agreement dated April 4, 2007 between NUSTAR Exploration LLC and the Company for the acquisition of the mineral claims in Colorado Plateau, Arizona. *****

(h)

Mineral Property Option Agreement dated September 10, 2007 between Energex LLC and us to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada.

(i)

Mineral Property Option Agreement between MSM LLC and us dated December, 2007 to acquire a 100% interest in the East Manhattan Wash claims in Nye County, Nevada.

(j)

Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated June 9, 2008 to acquire a 60% interest in the Indata project located in North Central B.C.

(k)

Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated June 9, 2008 to acquire a 60% interest in the Howell property in southeastern B.C.

8.

Subsidiary of the Company

12.1

Section 302 Certification of CEO

12.2

Section 302 Certification of CFO

13.1

Section 906 Certification of CEO and CFO

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

***** incorporated by reference from our Form 20-F that was originally filed with the commission on July 2, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  June 24, 2008

By:  /s/Stuart Rogers

       Stuart Rogers, Chief Executive Officer

By:  /s/Dave Pearce

       David Pearce, Chief Financial Officer