Form 20-F
period 2008-12-31
MAX RESOURCE CORP.
filed 2009-04-22
CIK 1116548

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 000-30780

MAX RESOURCE CORP.

 (Exact name of Registrant as specified in its charter)

Province of Alberta, Canada

(Jurisdiction of incorporation or organization)

Suite 1400 – 400 Burrard Street, Vancouver, British Columbia V6C 3G2 Canada

(Address of principal executive offices)

Stuart Rogers, President and CEO
Max Resource Corp.
1400 – 400 Burrard Street

Vancouver, British Columbia V6C 3G2 Canada

Tel: (604) 643-1719

Facsimile: (604) 643-1789

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  21,649,230 common shares as at December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer  ☐  Accelerated filer  ☐ Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Reporting Standards as issued

☐

Other  ☒

by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☒  Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

MAX Resource Corp.

Form 20-F Annual Report

Table of Contents

                         Part I

Page

Item 1.

Identity of Directors, Senior Management and Advisers

 6

Item 2.

Offer Statistics and Expected Timetable

 6

Item 3.

Key Information

 6

Item 4.

Information on the Company

13

Item 5.

Operating and Financial Review and Prospects

56

Item 6.

Directors, Senior Management and Employees

64

Item 7.

Major Shareholders and Related Party Transactions

70

Item 8.

Financial Information

72

Item 9.

The Offer and Listing

73

Item 10.

Additional Information

75

Item 11.

Quantitative and Qualitative Disclosures about Market Risk

87

Item 12.

Description of Securities other than Equity Securities

87

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

87

Item 14.

Material Modifications to the Rights of Securities Holders

87

and Use of Proceeds

Item 15.

Controls and Procedures

88

Item 16A.

Audit Committee Financial Expert

89

Part III

Item 17.

Financial Statements

90

Item 18.

Financial Statements

 117

Item 19.

Exhibits

 117

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

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Information contained in this annual report related to mineralization may be strictly prohibited in SEC filings for U.S. registered companies under the SEC guidelines.  See “Cautionary Note to U.S. Investors regarding resource and reserve estimates.  The Company is an exploration stage company and its properties have no known body of ore.  U.S. investors are cautioned not to assume that the Company has any mineralization that is economically or legally mineable.

All references in this Report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “MAX” refer to MAX Resource Corp. and its subsidiary.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

This Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources: have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

	Canadian Dollar Per U.S. Dollars
	Year Ended December 31,					3-Month Period Ended December 31,
	2008	2007	2006	2005	2004	2008	2007
End of period	1.2240	0.9881	1.1652	1.1656	1.2034	1.2240	0.9881
Average for the period	1.0253	1.0742	1.1340	1.2115	1.3016	1.2115	0.9809
High for the period	1.2971	1.1852	1.1726	1.2703	1.3970	1.2971	1.0216
Low for the period	0.9717	0.9168	1.0989	1.1507	1.1775	1.0607	0.9168

	For the month of
	January 2009	February 2009	March 2009
High for the period	1.2749	1.2710	1.2995
Low for the period	1.1822	1.2190	1.2752

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on April 17, 2009 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.2146.  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

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

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income(Loss)Cdn. GAAP	($1,149)	($1,094)	($722)	($464)	($209)
Earnings(Loss) Per Share Cdn GAAP	($0.05)	($0.06)	($0.07)	($0.06)	($0.04)

Net Income(Loss) US GAAP	($3,490)	($2,186)	($886)	($1,088)	($693)
Earnings (Loss) Per Share US GAAP	($0.16)	($0.13)	($0.08)	($0.14)	($0.13)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0

Working Capital	$4,345	$7,852	$846	$560	($57)
Mineral Properties Cdn GAAP	$5,463	$2,886	$1,371	$1,305	$682
Mineral Properties US GAAP	$1,424	1,187	708	656	350
Long Term Debt Cdn GAAP	0	0	0	0	0

Shareholder’s Equity Cdn GAAP	$9,836	$10,767	$2,218	$1,865	$625
Shareholders’ Equity US GAAP	$5,790	$9,061	$1,548	(554)	(63)
Total Assets Cdn GAAP	9,983	$10,801	$2,276	$1,895	$687
Total Assets US GAAP	5,943	$9,103	$1,613	$590	$6

There are several material differences between Canadian GAAP and U.S. GAAP that are applicable to the financial information disclosed or summarized herein.  Reference is made to Note 11 in the attached financial statements for an explanation of material differences between Canadian GAAP and U.S. GAAP.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,149,013 for the fiscal year ended December 31, 2008 and losses of $1,093,554 and $722,158 for the fiscal years ended December 31, 2007 and 2006, respectively.   As of December 31, 2008, we had a cumulative deficit of $4,756,865.  There can be no assurance that either the Company or our subsidiary will achieve profitability in the future or at all.

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

As at December 31, 2008, we had cash and cash equivalents on hand of $4,377,361.  We have sufficient working capital to fund our exploration activities on our properties in Alaska, New Mexico, Arizona, Nevada, British Columbia and the Northwest Territories through fiscal 2009.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  While we believe we have sufficient working capital to fund our activities through our 2009 fiscal year, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral properties we acquire.

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

Differences in U.S. and Canadian reporting of reserves and resources.

The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC.  It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Report, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

As a foreign private issuer, our shareholders may have less complete and timely data.

We are a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  We are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.  Therefore, we are not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders.  The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Recent market events and conditions

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General economic conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

•

The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•

the volatility of gold prices may impact our revenues, profits and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•

the devaluation and volatility of global stock markets impacts the valuation of our equity securities

These factors could have a material adverse effect on our financial condition and results of operations.

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

Our Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that we believe we were a passive foreign investment company (“PFIC”) for the year ended December 31, 2008, and may continue to be a PFIC in future years.   If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to our shares.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.  This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain U.S. Federal Income Tax Considerations.”  Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

At the end of the December 31, 2009 fiscal year, we will be required to provide an auditor’s attestation on the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002-- any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal control over financial reporting in this Annual Report.  Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.

For our Annual Report the fiscal year ended December 31, 2009, such report must also contain a statement that our auditors have issued an attestation report on the effectiveness of such internal controls.

We have evaluated our internal control over financial reporting and have concluded that our internal control over financial reporting is effective.  Our auditors have not conducted the evaluation necessary to provide an attestation report on the effectiveness of our internal control over financial reporting.  During the auditor’s evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective. If our auditor’s are unable to attest that our internal control over financial reporting is effective as of December 31, 2009, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of Alberta, Canada.  All of our directors and officers are residents of Canada, with the exception of Clancy Wendt (who resides in the United States), and part of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

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

We are a reporting issuer in the United States and our annual report and 6K filings can be found on the SEC’s EDGAR system at www.sec.gov .  We are a reporting issuer in certain Canadian jurisdictions and our required disclosure filings for Canada can be found at www.sedar.com.

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

Pursuant to the Option Agreement, we have assumed all of Zazu’s obligations, including the obligation to make annual payments to maintain the claims comprising the Gold Hill Property, under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds), as amended effective November 23, 2006:

Year

Work Commitment

Cumulative Work Commitment

Advance Royalty

2004

$100,000 (incurred)

$100,000

$ 5,000 (paid)

2005

150,000

 (incurred)

  250,000

 15,000 (paid)

2006

Nil

 (deferred to 2007)

  250,000

 25,000 (paid)

2007

250,000

 (incurred)

  500,000

 25,000 (paid)

2008

250,000

 (incurred)

  750,000

 50,000 (paid)

2009

500,000

 (incurred)

1,250,000

 75,000 (paid)

2010

500,000

 (incurred)

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

The Gold hill Property comprises 8,520 acres located approximately 212 miles N/NE of Anchorage, Alaska, and is accessible to within five air miles of the property by the all weather unpaved Denali Highway.

During the year ended December 31, 2008, we spent a total of $1,415,727 on exploration of the Gold Hill property.  This amount was comprised of $196,384 for geological consulting services, $916,983 for drilling and assays, $281,726 for field expenses, $13,756 for licensing and permits and $6,878 for travel.

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

In 2007 we conducted a 14 hole drill program to follow up on historic Occidental Minerals drilling and we were successful in confirming historic uranium grades.  In March 2008 we received a Technical Report prepared by Michael G. Bersch, Phd. PG, which recommends further exploration at C de Baca that will include diamond drilling, project and regional scale geologic mapping.  On Dr. Bersch’s recommendation, we staked an additional 83 mineral claims at C de Baca, increasing our holdings to 191 claims.  Geologic mapping has begun and MAX has received a drill permit for five diamond drill holes to be drilled by the end of 2010.

During the year ended December 31, 2008 we spent $18,361 for geological consulting and permitting on the C de Baca project.

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

(ii)

issuing to Alberta Star 200,000 of our shares (issued); and

(iii)

performing exploratory work commitments totaling $2,000,000 over a five year period (being $250,000 on or before October 1, 2008; $750,000 on or before October 31, 2009; $500,000 on or before October 1, 2010 and $500,000 on or before April 1, 2011).

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

During the year ended December 31, 2007, we spent $125,000 for an airborne geophysical survey on the MacInnis Lake uranium project and $5,792 for geological consulting.   Due to ongoing permitting issues in the Northwest Territories, we elected to write-down the MacInnis Lake project to $1 during the year ended December 31, 2008.  This has resulted in the write-off during the year ended December 31, 2008 of $109,999 of acquisition costs and $374,307 of exploration expenditures that were previously capitalized.

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

During the year ended December 31, 2008 the Company spent $2,133 for geological consulting on the NUSTAR claims.

Ravin Molybdenum/ Tungsten Property (Lander County, Nevada):

On September 10, 2007, we entered into an option agreement to acquire a 100 % interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration.  The Ravin Property is comprised of 162 claims located 20 miles north of the town of Austin in Central Nevada.

The terms of our option agreement with Energex are as follows:

Date

Payment Amount

Upon execution of the option agreement

$5,000 (U.S.) (paid)

First anniversary of effective date (September 10 2008)

$25,000 (U.S.) (paid)

Second anniversary of effective date (September 10, 2009)

$35,000 (U.S.)

Each anniversary thereafter

$50,000 (U.S.)

The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, we will own 100% of the project.

During the year ended December 31, 2008 we spent a total of $474,720 on exploration of the Ravin property.  This amount was comprised of $119,206 for geological consulting services, $257,384 for drilling and assays, $94,601 for field expenses and $3,529 for licensing and permits.

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

The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 shares of the Company and the following rental payments (in U.S funds):

Date	Payment Amount
Upon execution of the option agreement (May 9, 2006)	$25,000 (paid)
First anniversary of effective date (May 9, 2007)	$35,000 (paid)
Second anniversary of effective date (May 9, 2008)	$45,000
Each anniversary thereafter	$50,000

These rental payments shall not be credited against the Royalty or the Purchase Price of US$300,000.   If the Option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.

The Diamond Peak property is subject to a 3% NSR royalty.  Upon full exercise of the Option, we will own 100% of the project.

We entered into a mineral property option agreement on May 15, 2006 with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby we granted to Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 shares of Kokanee to the Company upon completion of Kokanee’s public listing (the “Kokanee Agreement”).

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

i)

On the first anniversary date of the Kokanee Agreement (May 15, 2007):

(a)

Issue 200,000 shares of Kokanee Minerals to the Company; and

(b)

Either:

-pay US$35,000 to the Company; or

-issue to the Company either 200,000 common shares of Kokanee Minerals or that number of shares of Kokanee Minerals which are valued at US$35,000

(calculated at the 30 day trading average just prior to issuance), whichever is greater.

ii)

On the second anniversary date of the Kokanee Agreement (May 15, 2008):

(a)

Issue 300,000 shares of Kokanee Minerals to the Company; and

(b)

Either:

-pay US$45,000 to the Company; or

-issue to the Company either 300,000 common shares of Kokanee Minerals or that number of shares of Kokanee Minerals which are valued at US$45,000

(calculated at the 30 day trading average just prior to issuance), whichever is greater.

iii)

On the third anniversary date of the Kokanee Agreement (May 15, 2009):

Either:

-pay US$100,000 to the Company; or

-issue to the Company either 600,000 common shares of Kokanee Minerals or that number of shares of Kokanee Minerals which are valued at US$100,000 (calculated at the

30 day trading average just prior to issuance), whichever is greater.

iv)

On commencement of commercial production, issue 1,000,000 shares of Kokanee Minerals to the Company

The Option granted to Kokanee is for a term of three (3) years from the date of the Kokanee Agreement (expiring May 15, 2009), subject to Kokanee completing the following yearly mineral exploration commitments on the Diamond Peak Property:

i)

$100,000 to be spent by Kokanee in the first year of the agreement;

ii)

$300,000 in the second year; and

iii)

$600,000 in the third year.

To date, we have not made any expenditure on the Diamond Peak Property.  However, Kokanee completed an exploration program on the Diamond Peak Property during 2006 in order to satisfy their first year obligation of $100,000 in expenditures.   This initial exploration program included an induced polarization survey over 4 kilometers of strike length.  The results of this report have been used to identify drill targets for a drill program to be conducted following its listing on the TSX Venture Exchange, when and if that occurs.

East Manhattan Wash gold project (Nye County, Nevada)

In December, 2007, we entered into an option agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The property is located 40 miles north of the town of Tonopah, Nevada.

The terms of our option agreement with MSM L.L.C. are as follows:

Date

Payment Amount

Upon execution of the option agreement

$28,000 (U.S.) (paid)

First anniversary of effective date (December 4, 2008

$20,000 (U.S.) (paid)

Second anniversary of effective date (December 4, 2009)

$25,000 (U.S.)

Third anniversary of effective date (December 4, 2010

$40,000 (U.S.)

Fourth anniversary of effective date (December 4, 2011)

$50,000 (U.S.)

Fifth anniversary of effective date (December 4, 2012)

$100,000 (U.S.)

In addition we are required to make exploration expenditures totalling US$700,000 on the EMW claims in the second to fifth years, as follows:

(i)

on or before December 4, 2009, US$50,000;

(ii)

on or beforeDecember 4, 2010, a furtherUS$150,000;

(iii)

on or before December 4, 2011, a further US$200,000; and

(iv)

on or before December 4, 2012, a further US$300,000.

The EMW Property is subject to a 3% NSR royalty.  Upon full exercise of the option, we will own 100% of the project.

During the year ended December 31, 2008 MAX spent a total of $9,658 on exploration of the EMW claims, inclusive of geological consulting fees, assays and field expenses.

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

During the year ended December 31, 2008, we spent a total of $338,478 on exploration of the Indata property.  This amount was comprised of $28,898 for geological consulting services, $173,803 for drilling and assays, $134,938 for field expenses and $1,749 for travel.

Howell Gold Project (British Columbia):

On June 9, 2008, we entered into an option agreement with Eastfield whereby we can also earn up to a 60% interest in the Howell Gold Project in Southeast B.C.  Eastfield has the right to earn a 100% interest in the Howell property through an amended 1999 option agreement with Teck Cominco Metals Limited (“TCML”) and Goldcorp Inc. (“GI”) whereby outstanding commitments include a final exploration expenditure totaling $423,759 and cash payments of $100,000 to each of TCML and GI due by August 31, 2010.

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

During the year ended December 31, 2008, we spent a total of $455,407 on exploration of the Howell property.  This amount was comprised of $59,222 for geological consulting services, $238,709 for drilling and assays and $157,476 for field expenses.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Stuart Rogers devotes approximately 80% of his business time to our affairs.  We had a management agreement dated May 8, 2002 with a private company owned by Mr. Rogers whereby he provided management services to us for $5,000 per month.  For the period December 1, 2003 to March 31, 2005, Mr. Rogers reduced the monthly fee to $2,500 per month to conserve the Company’s working capital.  On July 1, 2007, this amount was increased to $10,000 per month to reflect a substantial increase in the amount of time that Mr. Rogers has been required to devote to the Company’s affairs during the previous year.

In order to more accurately reflect the time and effort spent by Mr. Rogers on the Company’s behalf, a Consulting Agreement was entered into between West Oak Consulting Group, Inc. (“West Oak) and us, effective October 1, 2008.  Mr. Rogers is the sole shareholder and key employee of West Oak.  Pursuant to the Agreement, West Oak, through its key employee who acts as our President and CEO, performs management services on our behalf, will receive $10,000 per monthfor a period of 24 months.  The Agreement calls for an automatic renewal for a second 24 month period in the absence of either West Oak or us providing written notice of termination of the agreement.

Our Vice-President of Exploration, Mr. Clarence Wendt, entered into a Consulting Agreement with us effective October 1, 2008, which agreement is in force and effect for a period of 24 months, with a fee of US$10,000 per month being paid to him for his geological consulting services and the performance of duties associated with the position of Vice President, Exploration.  The agreement calls for an automatic renewal for a second 24 month period in the absence of either Mr. Wendt or us providing written notice of termination of the agreement.

Office Space

We do not own our office.  We rent a portion of the office space leased by our President in Vancouver, British Columbia (about 335 square feet) as our executive office on a month to month basis for $1,100 per month plus telephones.

4.B

Business Overview

During the fiscal year ended December 31, 2008, we completed a ten hole drill program at the Gold Hill molybdenum project in Alaska and an eight hole drill program at the Ravin molybdenum project in Nevada.  We also entered into agreements to earn a 60% interest in two gold exploration projects in British Columbia, the Indata and Howell projects, from Eastfield Resources Ltd. and subsequently completed drill programs at Howell in August 2008 and at Indata in October 2008.  See “Principal Expenditures and Divestitures”.

LOOKING FORWARD FOR 2009, we anticipate that we will be able to fund our ongoing general operations through the next year from funds on hand.  However, due to the current volatility in capital markets and depressed commodity prices, we have taken steps to reduce our general and administrative costs, primarily through reductions in advertising and promotional expenses.  The resultant cost savings were evident during the fourth quarter of fiscal 2008 and will continue in subsequent periods.  We also plan to be selective in incurring exploration expenditures during fiscal 2009, having now satisfied our major work obligations on our key exploration properties, such as Gold Hill in Alaska, through the balance of the fiscal year.  Due to the recent increase in the price of gold, we will continue initial exploration work on East Manhattan Wash gold project in Nevada to satisfy our work commitment for 2009 (US$50,000) and develop drill program to be conducted in late 2009 or early 2010.  We are reviewing all historic data as well as the results of our 2008 drill programs at Indata and Howell in British Columbia in order to determine what further exploration work we may want to undertake on these properties.  Due to the continuing difficulties in the international capital markets and depressed commodity prices, we will continue to review our project portfolio and may elect to reduce or eliminate exploration expenditures or abandon certain of our properties should we not deem it fiscally prudent to satisfy these obligations when they come due.

As of March 31, 2009, we have funds on hand of approximately $4 Million which is expected to provide sufficient working capital to fund our exploration activities on our properties in Alaska, Nevada and New Mexico through fiscal 2009, as outlined above. See “Special Note Regarding Forward Looking Statements”.

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

Maintaining the claims in good standing in the State of Alaska:

Under the State of Alaska’s Annual Rental Law (Alaska Statute 38.05.211, enacted 1989) all locators and holders of State mining locations must pay to the state an annual cash rental in order to keep the claims in good standing.  For all traditional mining claims, which are a ¼ section in size (about 40 acres) the annual rental amount is $25/year for the first five years, $55/year for the second five years and $130/year thereafter.  For all section locations (about 160 acres), the annual rental amount is $100/year for the first five years, $220/year for the second five years and $520/year thereafter.

The dates of our claims are disclosed in the claims table above.  They vary from 1988 to 2004 and are primarily either 40 acres or 160 acres.

The payment for each rental year is due September 1 of any given year and is payable no later than November 30 in that year.  For 2009, we must pay approximately US$11,715 in lease payments to maintain our Alaska claims in good standing.  The claims do not have an expiration date so long as these annual rent payments are made.

History of Exploration and Status:

The property was first drilled as a joint venture between Dome Exploration and Cities Service Company in 1972. They were exploring for molybdenum and did not find an economic deposit so they left the property. General Crude Oil (“GCO”) acquired the property in 1983 and explored the property for gold.  They did geologic mapping, soil geochemistry, a VLF-EM survey and drilled five diamond drill holes. The best intersection from this drilling was 11.5 feet which averaged 0.668 ounces per ton

In 1988, Amax Gold entered into a joint venture with GCO.  They completed geologic mapping, rock sampling, soil geochemical surveys and VLF-EM geophysical surveys, select metallic screen fire assays and preliminary cyanide bottle roll metallurgical tests and 5,885 feet of reverse circulation drilling in 21 drill holes.  The target was to find a bulk tonnage open pittable deposit.  Amax did not find significant thick intervals of low grade mineralization and dropped the property.  High grade gold intervals were encountered in drill holes AUH 7, 16, and 17.  Hole 7 contained five feet of 0.18 opt Au,  Hole 16 contained five feet of 0.46 opt Au, five feet of 0.23 opt Au and five feet of 0.66 opt Au, and Hole 17 contained five feet of 0.19 opt Au.  These holes are open along strike and, since they were drilled with a reverse circulation drill rig which encountered large quantities of water, they should be re-examined to see if loss of gold might have occurred during drilling.

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

Our interest in the Gold Hill Property is held under an option agreement dated May 17, 2004 with Zazu Exploration Inc. (the “Gold Hill Option”).  See Item 4 “Information on the Company – The Gold Hill Property (Alaska)”.  On acceptance for filing of this Option Agreement by the TSX Venture Exchange on June 23, 2004, the two principals of Zazu joined our team, with Gil Atzmon joining our Board of Directors and Clarence J. Wendt agreeing to oversee our exploration as well as search for additional properties.

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

The original assay sheets of the work done by AMAX are not available.  We believe that our review of the original pulps from AMAX shows that AMAX’s work was done to industry standards.

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

Assays were completed by American Assay Labs of Reno Nevada.

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

Anomalous and dispersed values in copper were also reported. Copper mineralization occurs in core as chalcopyrite. These intervals are located at various areas throughout the drill hole, as indicated in the following table:

Drill Hole	Depth (feet)	Interval (feet)	Mineralization

Molybdenum Results

DH 07-1	0-965 feet	965 feet	0.029% Mo
Including	540-965	425 feet	0.025% Mo
Including	0-540	540 feet	0.033% Mo
Including	260-510	250 feet	0.048% Mo
Including	855-915	60 feet	0.035% Mo

Copper Results

	0-250 feet	250 feet	0.0266 % Cu
Including	130-200	70 feet	0.043% Cu
	755-815	60 feet	0.026% Cu
	845-965	120 feet	0.028% Cu

Assays from a further two drill holes were announced in October, 2007. Drill hole DH-07-03 returned 0.035% Mo over a core length of 1,000 feet, which included a higher grade intercept of 0.107% Mo over 45 feet.

The results for DH 07-03 are as follows:

Drill Hole	Depth (feet)	Interval (feet)	Mineralization

Molybdenum Results

DH 07-03	0-1000	1000 feet	0.035% Mo
Including	0-750	750 feet	0.044% Mo
Including	135-180	45 feet	0.107% Mo
Including	445-485	40 feet	0.081% Mo

Copper Results
	0-320	320 feet	0.0226 % Cu
	500-1000	500 feet	0.045% Cu

Drill Hole DH-07-02 also had moderately lower molybdenum values over the entire length of the drill hole but slightly better copper values, which is indicative of a typical zoning pattern usually found in a porphyry system. The results for DH 07-02 are as follows:

Drill Hole	Depth (feet)	Interval (feet)	Mineralization

Molybdenum Results

DH 07-02	0-1000	1000 feet	0.0167% Mo

Copper Results	0-430	430 feet	0.054% Cu
	430-605	175 feet	0.0215% Cu

The assays from the final two diamond drill holes at Gold Hill were received in November 2007. Drill hole DH-07-05 returned 0.0279% Mo over a core length of 822 feet, which included a higher grade intercept of 352 feet of .0423% Mo

Drill hole DH-07-05 was an angled drill hole designed to test across the mineralization that was intersected in drill holes DH-07-02 and DH-07-03. The drill hole did not cut the entire interval and mineralization was visibly increasing at the bottom of the drill hole as it neared the projection of the main zone.

Drill Hole DH-07-04 was a vertical hole. This hole reports good molybdenum values over the entire core length of 1000 feet, which included a 250 foot interval of 0.0362% Mo. This hole also reported better copper values. Again, this is a typical zoning pattern usually found in many porphyry style systems.

Drill Hole	Depth (feet)	Interval (feet)	Mineralization

Molybdenum Results

DH-07-05	15-837	822 feet	0.0279% Mo
	15-465	450 feet	0.0170% Mo
	485-837	352 feet	0.0423% Mo
Includes	560-630	70 feet	0.0512% Mo
	780-837	57 feet	0.0546% Mo

DH 07-04	0-1000	1000 feet	0.0244% Mo
Including	450-700	250 feet	0.0362% Mo
Including	900-1000	100 feet	0.0334% Mo

Copper Results
	0-1000	1000 feet	0.0416 % Cu
Including	0-200	200 feet	0.0809% Cu

Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist.  It was logged for rock type, alteration, structure, and recorded with detailed descriptions.  Core was split using a hydraulic core splitter and one-half was sent to the Alaska Assay Laboratories.  The other half is kept at our core storage facility in Anchorage.  Drill holes were sampled at five foot sample intervals.  Samples were delivered in sealed bags to the Alaska Assay Labs facility in Fairbanks, Alaska for sample preparation and analysis using a 2 acid digestion and a 30 Element AES ICP Scan.

In August 2008, we completed a ten hold diamond drill program at Gold Hill totalling 7,664 feet.   The 2008 drill program has expanded the identified mineralized system to the north and northeast and lead to a better understanding of the mineralized system.  It has also drilled through overburden, showing that molybdenum mineralization previously not observed at the surface exists under Gold Hill.  The system appears to continue to depth and to the north and northeast.  Drill holes 08-05,06,07,08 and 10 show the vector of mineralization.  Targets still exist in large areas between drill holes and at depth beneath current drilling.

Results from MAX’s 2008 drill program are summarized in the following table:

Drill Hole

Depth (feet)

Interval

Mo%

Cu%

DDH-08-1

0-605 feet

605 feet

0.026%

including

190-350 feet

160 feet

0.043%

0-1020 feet

1020 feet

0.04%

including

500-815 feet

315 feet

0.064%

DDH-08-2

0-500 feet

500 feet

0.013%

0-650 feet

650 feet

0.039%

including

0-300 feet

300 feet

0.059%

DDH-08-3

0-575 feet

575 feet

0.013%

Including

300-450 feet

150 feet

0.021%

0-550 feet

550 feet

0.042%

DH-08-4

0-500 feet

500 feet

0.0027%

0-485 feet

485 feet

0.037%

DDH-08-5

0-670 feet

670 feet

0.03219%

Including

385-560 feet

185 feet

0.0533%

0-670 feet

670 feet

0.0425%

DDH-08-6

0-1000 feet

1000 feet

0.0429%

Including

150-250 feet

100 feet

0.0712%

750-850 feet

100 feet

0.058%

0-850 feet

850 feet

0.0266%

DDH-08-7

15-525 feet

510 feet

0.0506%

0-675 feet

675 feet

0.0124%

DDH-08-8

0-900 feet

900 feet

0.0316%

Including

850-900 feet

50 feet

0.1212%

600-925 feet

325 feet

0.0365%

DDH-08-09

0-100 feet

00 feet

0.0233%

0-100 feet

100 feet

0.009%

DDH-08-10

0-240 feet

240 feet

0.0306%

0-200 feet

200 feet

0.0199%

Gold targets outlined by previous exploration (including drilling we conducted in 2004) were not tested during the 2007 or 2008 exploration seasons.  These include four additional zones and structures we identified in 2004, including a major structure with approximately one meter of mineralization grading 14.4 g/t gold and 0.18% copper, and a sheeted zone where values of 7.9 g/t gold and 1.1% copper were found in the fractures.  These areas are now being considered for further exploration in 2009.

We can earn up top a 90% interest in the Gold Hill Claims from GCO Minerals Company by completing US$2.25 Million in exploration work by December 31, 2011 of which US $2.05 Million has been spent to date, with US$200,00 of further exploration expenditures remaining.

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

Both of the Target Claims Agreements provided that we would enter into a single purpose joint venture agreement with David G. Lorne, or whoever he assigns his 50% interest to, to further explore and develop the Target Claims once we complete the exploration expenditure of our interest in each claim.  Mr. Lorne sold his 50% interest in the Target 1 and Target 2 claim to Alberta Star Development Corp., a Canadian company which trades on the TSX-Venture Exchange.  We subsequently abandoned our interest in the Target 2 claim but intend to maintain our interest in the Target 1 claim.

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

The climate in the vicinity of the Longtom Lake area is severe with long, cold winters and short, warm summers.  Exploration is best conducted during the summer or in late winter.  Access to the Target Claims is entirely by aircraft: by float airplane in summer and ski-equipped airplanes in winter.  The sufficiency of surface rights for mining operations, and the availability of power, water, tailings storage areas, waste disposal areas, heap leach pad sites and potential processing plant sites has not been addressed.  Territorial mining operations rely to a large extent upon the nearby city of Yellowknife, which lies 350 km southeast of the claim area, and southern Canada as a source of skilled miners, tradespersons and labour.

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

October 28, 2002

F71013

1,756.10

Maintaining the claims in good standing in the Canadian Northwest Territories:

Title to mineral claims in the Northwest Territories conveys conditional mineral rights without surface rights.  The claims are valid until the second anniversary after the date they are recorded in the Office of the Mining Recorder and may be extended thereafter on a year to year basis, subject to completing and filing prescribed minimum annual work commitments and paying the prescribed annual fee.  To maintain a mineral claim in good standing, the holder of the claim must complete annual work expenditures of at least $4.00 per acre on the claim (or make a cash payment in lieu) plus pay an annual fee -currently $0.10/acre . A report of this work must be submitted (in the prescribed form), along with applicable fees, each year to the Office of the Mining Recorder, prior to the anniversary of the recording date  Representation work and/or cash payments in lieu can be applied to maintain the claim only until its tenth anniversary by which time the claim must be surveyed by a legal surveyor and the survey submitted for registration as a mining lease in accordance with Canada Mining Regulations.

Work in excess of the minimum requirement was completed during the summer of 2003 and reported to the Mining Recorder on March 22, 2005. We abandoned the Target 2 Claim in our fiscal year ended December 31, 2007, but continue to maintain the Target 1 claim, which is in good standing until October 28, 2012 and as of the date of this report.

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

i)

$100,000 to be spent by Kokanee in the first year of the agreement; (completed)

ii)

$300,000 in the second year, (pending completion of Kokanee’s public listing) and

iii)

$600,000 in the third year.

To date, the Company has not made any expenditures on the Diamond Peak Property.  However, Kokanee has completed a program of exploration on the Diamond Peak Property in order to satisfy their first year obligation of $100,000 in expenditures.   This initial exploration program began on June 6th, 2006 and included an induced polarization survey over 4 kilometers of strike length.  The results of this survey were used to identify drill targets for a drill program to be undertaken on completion of Kokanee’s listing on the TSX-Venture Exchange, when and if that occurs.

  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$125 per claim or site by August 31 in each calendar year.   This amount due for 2008 was paid in August, 2008.  A further amount for 2009 is due by August 31, 2009.

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

Maintaining the claims in good standing in New Mexico:

Under Bureau of Land Management rules for the State of New Mexico Office, all locators and holders of State mining locations must pay an annual maintenance fee of US$125 per claim or site by August 31 of each calendar year.   This amount was paid in August, 2008, with further payments for 2009 due on August 31, 2009.

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

i.a-1.1.1

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

In March 2008 we staked an additional 83 mineral claims at C de Baca, increasing our holdings to 191 claims.  The new claims were located along the northern and southern boundaries of MAX’s existing holdings at C de Baca.  The new claims cover the projected trend of favorable stratigraphy and structure that may control uranium mineralization within the Baca Formation.  The acquisition of this additional land was recommended by Michael Bersch, PhD, PG, who recently completed a National Instrument 43-101 Technical Report on the C de Baca project. This report has been filed on SEDAR and is available on our website at www.maxresource.com.  Dr. Bersch’s report recommends further exploration at C de Baca that will include diamond drilling, project and regional scale geologic mapping and sampling.  Geologic mapping has already begun and MAX has received a drill permit for five close-spaced diamond drill holes designed to evaluate the nature of the uranium mineralization and alteration around the mineralization, investigate possible stratigraphic controls on mineralization, evaluate the chemical equilibrium factor, and determine the porosity and permeability of the Baca Formation in the mineralized section.

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

The following is a map of the location of the MacInnis Lake uranium claim block:

CANADA
NUNAVUT
NEWFOUNDLAND
YUKON TERRITORY
NORTHWEST TERRITORIES
Hudson Bay
QUEBEC
NOVA SCOTIA
MacInnis Lake Project
MANITOBA
ONTARIO
SASKATCHEWAN
ALBERTA
BRITISH COLUMBIA
PACIFIC OCEAN
U.S.A.

MacInnis Lake Project Location

ALBERTA STAR DEVELOPMENT CORP.

DRAWING TITLE:

MACINNIS LAKE PROJECT

Project Location in Canada

LOCATION: MacInnis Lake - NWT		FIGURE : 1	
DATE:	June 2005	SCALE:	
DRAWN:	TerraCAD 2005	DATA:	NAD 83 / Z12

The claim numbers of the MacInnis Lake uranium claim block are as follows:

Claim Name	Date Recorded (1)	Record Number	Acreage	Anniversary Date
KULT 2	March 10, 2005	F90257	2,582.50	10/02/2010
KULT 3	March 10, 2005	F90258	2,582.50	10/02/2010
KULT 4	March 10, 2005	F70809	2,066.00	11/02/2010
KULT 5	April 1, 2005	F90260	2,582.50	11/02/2010
INN 2	May 27, 2005	F79832	413.20	11/02/2010
INN 3	May 27, 2005	F79833	619.60	11/02/2010
INN 4	May 27, 2005	F79834	2,324.50	11/02/2010
INN 5	July 5, 2005	F79810	2,324.25	20/06/2010
INN 6	May 27, 2005	F79836	1,613.55	11/02/2010
INN 7	May 27, 2005	F79837	2,530.85	11/02/2010
INN 8	May 27, 2005	F79838	2,479.20	11/02/2010
INN 9	May 27, 2005	F79839	104.28	11/02/2010
INN 10	May 27, 2005	F79840	581.75	11/02/2010
INN 11	May 27, 2005	F79808	2,530.85	11/02/2010
INN 12	May 27, 2005	F79809	849.36	11/02/2010

(1)

dates given for recording represent the dates the claims were transferred to the registered name of Alberta Star Development Corp.  Original staking dates are not available.

Maintaining the claims in good standing in the Canadian Northwest Territories:

Title to mineral claims in the Northwest Territories conveys conditional mineral rights without surface rights.  The claims are valid until the second anniversary after the date they are recorded in the Office of the Mining Recorder and may be extended thereafter on a year to year basis, subject to completing and filing prescribed minimum annual work commitments and paying the prescribed annual fee.  To maintain a mineral claim in good standing, the holder of the claim must complete annual work expenditures of at least $4.00 per acre on the claim (or make a cash payment in lieu) plus pay an annual fee -currently $0.10/acre . A report of this work must be submitted (in the prescribed form), along with applicable fees, each year to the Office of the Mining Recorder, prior to the anniversary of the recording date.  Representation work and/or cash payments in lieu can be applied to maintain the claim only until its tenth anniversary by which time the claim must be surveyed by a legal surveyor and the survey submitted for registration as a mining lease in accordance with Canada Mining Regulations.

The MacInnis Lake claims are in good standing as of the date of this report.  As work in excess of the minimum requirement was completed during the summer of 2005 and fall of 2007.  Sufficient work has been completed and reported to the Office of the Mining Recorder when due in 2008 to keep the claims in good standing until 2010, in accordance with the anniversary dates listed in the table above.

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

The NuStar Project is accessible by 15 miles of improved dirt road and partial pavement north from Colorado City, Arizona.  The claims have excellent road access by both gravel and cross county roads.

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

600-650 feet

50 feet

0.051% MoS2

The terms of our option agreement with Energex are as follows:

Date

Payment Amount

Upon execution of this Agreement

$5,000 (U.S.) (paid)

First anniversary of Effective Date (September 10 2008)

$25,000 (U.S.) (paid)

Second anniversary of Effective Date (September 10 2009)

$35,000 (U.S.)

Each anniversary thereafter

$50,000 (U.S.)

The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, we will own 100% of the project.

Diamond drilling commenced in July, 2008 at Ravin and was hampered by lack of water in the area and loss of circulation during drilling due to drilling through silicified and broken quartz breccia, resulting in poor core recovery and drilling delays.  Significant visible molybdenum mineralization was noted in the first hole drilled at Ravin, however no conclusions can be drawn as to the nature or extent of such mineralization prior to the receipt of assays.

Three core holes were completed at Ravin.  Due to the additional costs and poor core recovery experienced during diamond drilling, MAX completed a further five holes with a reverse-circulation drill in October of 2008.  Complete assay results are expected in May, 2009.

East Manhattan Wash gold project (Nye County, Nevada)

Description, Location and Access:

On November 11, 2007 we entered into an option agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The EMW property comprises 133 claims (2,660 acres) located 40 miles north of the town of Tonopah, Nevada.

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

The following is a map of the location of the East Manhattan Wash gold project:

East Manhattan Project
Winnemucca
Elko
Battle Mountain
Lovelock
Reno
Fallon
Austin
Eureka
Ely
Virginia City
Carson City
Yerington
Schurz
Minden
Hawthorne
Tonopah
Goldfield
Pioche
Las Vegas
95
93
80
50
395
6
15
East Manhattan Project
Location Map
Nye County, Nevada
Major Towns
Major Highways
Secondary Roads
Ravin Project Location
Portions of Townships 21-22 North
Range 42 East
N
MILES
0
50
100
Scale 1:3,200,000
1" = 50 Miles

History of Exploration and Status:

Historically, there has been more than 1,000,000 ounces of gold produced in the Manhattan mining district.   Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounces per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of EMW, is a conventional open pit operation that has produced more than 12 million ounces of gold to date.  Recorded placer gold production from the district totals approximately 150,000 ounces from a major dredge operation and small-scale lode mines produced another 100,000 ounces.

In March, 2009 we announced the results of the first large (bulk) sample taken from the EMW property.  The sample was taken from a previously sampled outcrop that contained approximately 1 gram of gold per ton.   At that time, it was also noticed that if the sample was crushed and “panned”, free gold was found.  The recent bulk sample weighed 793 pounds and was crushed to particles of less than 1 millimeter in size.  The sample was then processed on a Wilfley Table to concentrate the heavy minerals.  From this concentrate, a fired bead was made to produce a gold/silver “button”.   This button, which weighed 2.67 grams, was then analyzed using a NITON x-ray analyzer and was found to contain approximately 80% gold and 20% silver.   On a per ton basis, this is equivalent to 6.1 grams of gold/silver per ton, or 4.9 grams of gold per ton and 1.2 grams per ton of silver.

An extensive soil/outcrop sampling program is planned for EMW for the spring of 2009, which will be followed up by an auger drill program to outline the native gold bearing outcrop.   Additional land has been staked along the north and south sides of the original EMW claims.

The current exploration model suggests that deposits that will be found in the Manhattan District are related to the contact of the Manhattan Caldera Margin and structural intersections.  Gold is also related to the Cambrian-Ordivician Age Sedimentary rocks along the five mile long by one mile wide zone of the Caldera.  What is unique to this occurrence is that it is related to a lithic welded volcanic tuff.  More work is planned to determine how this mineralization is related to the overall normal mineralized gold system in the Manhattan District.  So far, it appears to be quite different and may be quite extensive.

Indata Gold/Copper Project (British Columbia

Description, Location and Access:

The Indata  Property is comprised of 15 claim blocks totaling 3,060 hectares located 130 kilometers (1 ½ hours by truck) north of the Town of Fort St. James in Northern Central BC.

There is no electricity available at the property site, with surface water abundant within the property boundaries.  The following is a map of the location of the Indata Gold/Copper project:

BRITISH COLUMBIA
INDATA
CLAIM AREA
SMITHERS
PRINCE GEORGE
VANCOUVER
N
0
10
20
KILOMETRES
INDATA
PROPERTY
Takla Landing
Tsayta Lake
Albert
Lake
Indata
Lake
Takla
Lake
Industrial railway
Tchentlo Lake Hot Springs Lodge
Chuchi Lake
Takla Narrows
Tchentlo Lake
Fort St. James 70km.
Witch
Lake
Middle River
6110000mN
320000mE
400000mE

All Indata claims are in the Omineca Mining Division of British Columbia.  The claim numbers are as follows:

Indata Claim Status
Claim Name	Record #	Area (Hectares)	Expiry Date
Indata 2	239379	375	18-Oct-10
Indata 3	240192	500	18-Oct-10
Schnapps 1	238722	500	18-Oct-10
Schnapps 2	238723	500	14-Nov-10
Schnapps 3	238859	200	20-Oct-10
Schnapps 4	238860	250	18-Oct-10
Schnapps 5	238893	100	18-Oct-10
Schnapps 6	362575	25	20-Oct-10
IN-6	362576	25	20-Oct-10
IN-7	362577	25	20-Oct-10
IN-8	362578	25	20-Oct-10
IN-9	362579	25	20-Oct-10
IN-10	362582	25	20-Oct-10
IN-11	362583	25	20-Oct-10
Limystone	530484	460	18-Apr-10
Total Area		3060

Maintaining the claims in good standing in British Columbia:

The Province of British Columbia requires that exploration work in the amount of $4.00 per hectare per year be completed on a claim in the first three years of a claim’s existence.  The amount of assessment work required to keep the claims in good stead increases to $8.00 per hectare per year after the third anniversary. An equal amount of cash may be paid in substitution to exploration expenditures (cash in lieu).  A filing fee of $0.40 per hectare per year is also required.   The majority of the Indata claims are now past their 3rd anniversary and the amount of exploration required to advance the expiry dates of all the Indata claims by one year is $22,640. Excess expenditures incurred in any year can be filed up to an amount that moves the expiry date ten years into the future.  The Indata claims currently have assessment work credits filed on them which satisfy British Columbia requirements until 2010, in accordance with the expiry dates listed in the table above.

History of Exploration and Status:

Mineralization of the Indata property was discovered in 1984 following regional exploration along the Pinchi Fault system.  At that time initial work was undertaken to define the zone of copper mineralization adjacent to Albert Lake in the western part of the property.  The polymetallic veins remained undetected until a zone of limonitic soil to the east of the copper zone was sampled and found to be extremely anomalous in arsenic.  Subsequent trenching and diamond drilling in 1987 resulted in the recognition of the polymetallic vein system.

From 1984 to 2007, approximately 3,000 metres of trenching (±50 trenches) and 7,220 metres of diamond drilling (70 holes) have been completed at Indata.  In addition, approximately 53 line kilometres of induced polarization, ground magnetic and electromagnetic surveying, 4,317 soil samples collected and analysed, geological mapping of about 10 km2 and prospecting have been carried out.  Total exploration expenditures to 2007 were approximately $2 Million.

Imperial Metals Corporation (“Imperial Metals”) began exploration of the Indata property in 1984 after staking part of the area during regional exploration of the Pinchi Fault zone.  Following initial soil sampling and the staking of additional claims, a four-hole diamond drilling program was completed in 1985 by Imperial to explore copper mineralization observed in outcrop near the northeast side of Albert Lake.  This program resulted in the discovery of low grade chalcopyrite – pyrite mineralization (0.1%-0. 2% copper) to depths of less than 100 metres from the surface. In 1986,

Eastfield entered into a joint venture with Imperial Metals and undertook a program of grid establishment, soil sampling and hand trenching and geophysical surveying, followed by diamond drilling in 1987, 1988 and 1989 and trenching with a bulldozer-mounted backhoe in 1989. The drilling programs resulted in the discovery of polymetallic quartz and quartz-carbonate veins with elevated precious metal values (commonly in the range of several hundred parts per billion gold to 6 grams/tonne with the most significant intercept being 47 grams/tonne gold over 4 metres).  These polymetallic veins, which generally strike north and dip to the east, are commonly enveloped by a zone of silicification in volcanic rocks and a thickening-downwards zone of talc-magnesite alteration in ultramafic rocks.

In 1995, after construction of a road through the southern part of the Indata property, a trenching program was completed adjacent to the northeastern part of Albert Lake (over the copper zone previously defined by soil sampling). One of these trenches returned 0.36% copper over a length of 75 metres.

In 1996, Clear Creek Resources Limited (“Clear Creek”) took an option o the Indata property and carried out a small diamond drilling program in the area of anomalous copper in soils adjacent to the northeastern part of Albert Lake.  Results of this program confirmed the existence of subsurface copper mineralization indicated by the results of Imperial’s 1985 drilling but, in this area, the low grade (0.1% - 0.2%) extends over downhole lengths of up to 100 metres.  A 1998 drilling program by Clear Creek confirmed and exceeded the 1996 drilling results and also established the presence of an unexposed altered granodiorite stock with copper mineralization adjacent to the eastern edge of Albert Lake.  During road construction at that time silicified volcanic rocks were exposed in a road cut in the southern part of the existing grid.  Grab samples showed the presence of copper sulfides along with enriched gold.

A program of linecutting, soil sampling and induced polarization surveying was completed in 2003 (funded by Castillian Resource Corp) with 11.2 line kilometres of induced polarization survey completed and 16 line kilometers of soil grid expansions established. The bulk of the 2003 work, which entailed collecting and analyzing an additional 304 soil samples, was completed in the northwestern side of the currently explored area. New anomalies consisting of anomalous arsenic and/or antimony soil values associated with a moderate induced polarization chargeability response were defined.

In 2005, two diamond drill holes totaling 262 metres were compltede in a program funded by Aberdeen International Inc.   The first hole of the 2005 program, hole 2005-01, was designed to test below the level reached in a 1998 drill hole which had returned 145.4 metres grading 0.20% copper including 24.1 metres grading 0.37% (1998-04).  Unfortunately, significant drilling difficulties were encountered and this hole was abandoned at a depth of 99.1 metres, approximately 50 metres short of the top of the target.  The second hole, located approximately 1400 metres to the south, encountered narrow intervals of anomalous copper mineralization in a dioritic intrusive.

In 2007, Redzone Resources Ltd. (“Redzone”) optioned an interest on the property and completed a program of line cutting soil sampling, mechanical trenching and the construction of 1600 metres of new access road into the northwest quadrant of the property. A number of excavator trenches were dug along the route of the new access road with most failing to expose bedrock.  The highlight of the 2007 program was the discovery of a 10 centimetre wide quartz vein (with arsenopyrite and chalcopyrite) in trench 900A (centred approximately at L9+00N, 2+00W). Although discontinuous the vein was mapped trending at 150° and was observed on the bottom and north side of the trench. Two samples of the vein material, one grading 17.16 g/t gold and the other 7.84 g/t gold were sampled. The vein material was also found to be highly anomalous in arsenic, bismuth, antimony, mercury, selenium and tellurium providing a signature for gold mineralization of this type.  A significant new soil anomaly was discovered approximately one kilometer west of the new end of the access road.

In October 2008 we completed drilling 5 holes totaling 1,035 metres (3,400 feet) at the Indata gold/copper property.  Our drill was designed to test two exploration targets on the Indata property, a porphyry copper target and a structurally controlled precious metal vein target.  The 2008 exploration program consisted of one drill hole (08-I-01) in the porphyry copper target and four holes (08-1-02 to 08-1-05) in the precious metal vein target.

The precious metal target was tested over a distance of 1,500 metres following the uphill trace of a soil arsenic anomaly believed to define a structural feature which has previously returned a number of golf-silver intercepts, including a 4.0 metre intercept grading 46.20 g/t gold (arsenic, antimony and bismuth have historically accompanied gold mineralization) from a 1988 drill program by Imperial metals Corp.  Significant results are summarized as follows:

HOLE	From	To	Metres	Copper %	Gold g/t	Silver g/t
08-1-01	18.3	181.7	163.4	0.14	-	-
Including	123.0	150.0	27.0	0.27	-	-
08-1-02	76.5	76.8	0.3	0.18	8.20	4.4
08-I-03	36.7	38.3	1.6	0.14	0.42	79.9
INCLUDING	37.2	37.7	0.5	0.13	0.40	209.0

Our recent drilling core samples returned values exceeding 10,000 parts per million arsenic with correspondingly high values in antimony and bismuth along with a number of narrow gold and/or silver intercepts.  Review of all the historical exploration data is being conducted on an ongoing basis, to help us better define the structurally controlled target as well as understand the system and locate drill targets for possible consideration during the 2009 exploration season.

Howell Gold Project (British Columbia):

The Howell Gold Project is comprised of 4,908 hectares in Southeast B.C. located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.   The property is 40 kilometres south of the Elk Valley Coal Mine and can be accessed via all-weather logging haul roads and secondary logging roads that cut through the middle of the property.

There is no electricity available at the property site, with surface water abundant within the property boundaries.

The following map indicates the location of the Howell Gold project in Southeastern British Columbia:

All Howell claims are in the Fort Steele Mining Division of British Columbia.  The claim numbers are as follows:

Claim Name	Record #	Area (Hectares)	Expiry Month	Expiry Year

Howell 1	209981	500	1-Nov	2011
Howell 2	209982	500	1-Nov	2011
Howell 3	209983	500	1-Nov	2011
Howell 4	210011	500	1-Nov	2010
Howell 5	210012	200	1-Nov	2010
Ysoo	366755	450	1-Nov	2010
Ysoo 2	537475	528	20-Jul	2010
Ysoo 3	537488	127	20-Jul	2010
Howell 6	530467	527	24-Mar	2010
Howell 7	530473	527	24-Mar	2010
Howell 8	589808	148	12-Aug	2009
Howell 9	537493	401	20-Jul	2010
		4908

Maintaining the claims in good standing in British Columbia:

The Province of British Columbia requires that exploration work in the amount of $4.00 per hectare per year be completed on a claim in the first three years of a claim’s existence.  The amount of assessment work required to keep the claims in good stead increases to $8.00 per hectare per year after the third anniversary. An equal amount of cash may be paid in substitution to exploration expenditures (cash in lieu).  Excess expenditures incurred in any year can be filed up to an amount that moves the expiry date ten years into the future.  A filing fee of $0.40 per hectare per year is also required.  One of the Howell claims, encompassing 148 hectares, is due to expire on August 12 2009 and requires work and/or cash in lieu payments of $592 to extend it for one more year.   The majority of the Howell claims are now past their 3rd anniversary and the amount of exploration required to advance the expiry dates of all the Howell claims by one year is $38,672. The Howell claims currently have assessment work credits filed on them which satisfy British Columbia requirements for varying expiry dates by claim during 2009, 2010, and 2011 in accordance with the expiry dates listed in the preceding table.

History of Exploration and Status:

The Howell Creek property is underlain by a thick sequence of Paleozoic limestones and sedimentary rocks and older Proterozoic sediments.  Mid-Cretaceous intrusions occurring as sills, dykes, plugs and diatremes intrude these units.  Gold mineralization occurs disseminated in limestone and with quartz stockworks in syenite intrusives and Proterozoic sediments.  Prior drilling has included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.  A diamond drill hole from 2006, collared to the west of the surface expression of the important Palaeozoic limestone, penetrated a near surface fault and intersected 43 metres grading 0.42 g/t gold to the bottom of the hole at 66 metres.  Hole HW-606 effectively expands the prospective area for the target model.  The last sample in this hole graded 0.44 g/t gold indicating a need to drill deeper and test the target along strike; the first hole of the 2008 drill program will deepen this hole to approximately 200 metres.

Prior exploration at Howell has included 6,197 metres of drilling in 49 holes.  Several holes have also intersected significant “manto style” silver-lead-zinc intercepts in limestone.  These include 15.3 g/t silver , 0.40% lead and 2.40% zinc over 7.5 metres and 51.5 g/t silver, 1.98% lead, 1.87% zinc, and 0.32 g/t gold  over 7.6  metres.  An important additional target which will be tested during the 2008 drill program is Carbonate Replacement Deposit (“CRD”) style mineralization in the general vicinity of hole HRC-15 (located 1,100 metres to the west of the first hole of the current program), drilled by Placer Dome Inc. in 1988, which intersected 7.6 metres grading 51.5 g/t silver, 1.98% lead, 1.87% zinc, and 0.32 g/t gold.   This CRD style mineralization has not been actively explored at Howell during past exploration efforts.

Drilling commenced at the Howell project on July 21, 2008.  Twelve diamond drill holes were completed totalling 1,312 metres of NQ core and two new soil grids were established.  Two distinct styles of mineralization were targeted; carbonate hosted gold and CRD.

The highlights of the 2008 drill program are as follows:

Hole	From (m)	To (m)	Width (m)	Gold g/t
HW-08-06 ext	23.7	204.0	180.7	0.26
Including	23.7	74.0	50.7	0.47
HW-08-07	88.1	92.0	3.9	0.65
and	132.0	138.0	6.0	0.53
HW-08-09	8.5	129.0	120.5	0.30
including	8.5	30.5	22.0	0.78
HW-08-10	8.0	10.0	2.0	0.79
HW-08-15	23.3	68.0	44.7	0.41
including	23.3	44.0	20.7	0.53

No CRD mineralization was identified in drill core during the 2008 drill program although one of the soil grids (the southeastern grid) is believed to indicate such mineralization with a number of samples collected in 2008 returning very anomalous values in gold, silver, zinc and lead including values to 130 g/t silver and 1.4% lead in soil.  Holes HW-08-12 and HW-08-13 were drilled during the current program to test for CRD mineralization in the area where reverse circulation hole HRC-15, drilled by Placer Dome in 1988, had intersected 7.6 metres of apparent CRD mineralized dolomite grading 1.5% zinc, 1.4% lead, and 53.2 g/t silver.  Holes HW-08-12 and HW-08-13 were lost at 35 and 86 metres respectively, which was well short of the target depth, due to drilling difficulties.

A number of additional targets exist at Howell including a stockwork quartz system in limestone that has returned up to 3 grams gold in previous sampling and will be considered for further work in 2009.  Of the 119 samples collected in 2008 on the southeastern grid, which is 1.5 kilometres to the south of the 2008 CRD drill targets, 16 exceeded 100 ppm gold (maximum 714 ppb), 27 exceeded 500 ppm zinc (maximum 9,527 ppm) and 9 exceeded 400 ppm lead (maximum 14,000 ppm).  The southeastern grid was established in 2008 to fill in an area to the north of manto style zinc, lead, silver mineralization which was identified during reverse circulation drilling completed by Placer Dome in 1988 (HRC-2 with 7.5 metres grading 2.4% Zn, 0.40% Pb and 15.3 g/t Ag).  Reconnaissance prospecting in this area, completed by Eastfield in 1999, sampled a 300 metre northeast trending syenite intrusive that returned a value of 2.75 grams gold from the single sample collected.  Review of a subsequent airborne geophysical survey completed in 2004 highlighted this feature.

Item 5.  Operating and Financial Review and Prospects

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2008 compared to the prior fiscal years ended December 31, 2007 and 2006.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2008 and the related notes included in Item 17 of this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 11 to our consolidated financial statements for the fiscal year ended December 31, 2008.

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

(d)

thee costs associated with exploration activities; and

(e)

the cost of acquiring and maintaining our mineral properties.

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

Recently, the poor conditions in the U.S. housing market and the credit quality of mortgage backed securities continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets.  This resulted in government intervention in, and the collapse of, major banks, financial institutions and insurers worldwide, creating a climate of greater volatility, less liquidity, a lack of price transparency, increased credit losses and tighter credit conditions.  These disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for us to obtain capital and financing for our operations in the future as well as increase our costs of obtaining such capital.   Access to additional capital may not be available to us on acceptable terms or at all.

The most significant factors affecting our operations during the past year were related to reduction in the demand for, and in the prices of, uranium and base metals and a corresponding collapse in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our operations during the next fiscal year and thereafter so long as we continue in our present business of mineral exploration.  During 2008, the prices of gold, silver, copper and zinc have experienced significant price volatility, with gold maintaining prices substantially higher than the previous five years, as a result of global economic uncertainty.  While the price of gold is significantly higher due to its risk premium, so far this has only favourably impacted the share prices of companies producing gold or near to production, while the general market for the shares of junior exploration companies, in all commodities, can only be considered highly unfavourable, at best.  In prior years, there has been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to be depressed in the short and medium term, resulting in a negative outlook for our ability to raise equity capital, but also providing a reduction in exploration costs and the costs for acquiring new exploration properties due to an overall lack of capital in the sector. Accordingly, while we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties, we anticipate we may see opportunities to acquire additional properties on more favourable terms than would have been the case in the past.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

5.A

Operating Results

Fiscal Year Ended December 31, 2008 compared to the Fiscal Year Ended December 31, 2007

During the year ended December 31, 2008, we incurred operating expenses of $1,202,346 as compared to operating expenses of $1,167,747 for the year ended December 31, 2007.  The significant changes during the current fiscal year compared to the same period a year prior are as follows:

Consulting expense increased to $86,762 during the year ended December 31, 2008 from the $52,033 incurred during the same period a year prior due to additional expenditures on geological consulting for project review.

Stock-based compensation expense totaling $451,965 (a non-cash expense) was incurred during the year ended December 31, 2008, a decrease from the $570,388 incurred during the same period a year prior.  The decrease during the year ended December 31, 2008 was due to reduced amounts estimated for stock-based compensation expense as a result of lower interest rates and a reduced volatility in the trading price of our shares during the current period, key inputs in the Black-Scholes option pricing model used to calculate this expense amount.

Investor relations expenses increased to $366,870 during the year ended December 31, 2008 from the $339,034 incurred during the same period a year prior.  This was primarily due to increased expenditures on investor relations consultants and advertising during the current fiscal period.   Due to current market conditions, these expenditures have been reduced dramatically, effective during the first quarter of fiscal 2009.

Management fees increased to $120,000 during the year ended December 31, 2008 from the $90,000 incurred during the same period a year prior due to an increase in the monthly fee paid to our President, effective July 1, 2007.

During the year ended December 31, 2008 office and general expenses increased to $24,439 from the $10,778 incurred during the same period a year prior due to additional staff levels during the current period.

Professional fees increased to $82,757 during the year ended December 31, 2008 from the $51,093 incurred during the same period a year prior due to an increase in consulting fees paid for additional accounting staff.

Transfer agent and filing fees expense were reduced to $18,840 during the year ended December 31, 2008 from the $25,581 incurred during the same period a year prior.  This was primarily due to a reduction in financing and share issuance activity during the current fiscal period as compared to the prior fiscal year when we completed two large financings.

During the year ended December 31, 2008 we incurred travel costs of $50,713 for attendance at trade shows, broker presentations and project review.  This represents an increase from the $28,370 incurred for travel expenses during the same period a year prior.

Interest income increased to $273,890 during the year ended December 31, 2008 from the $222,290 earned during the same period a year prior when we maintained a lower average daily cash balance.

During the year ended December 31, 2008 we recognized a future income tax recovery of $263,748 on the renunciation, for Canadian income tax purposes, of certain amounts qualifying as “Canadian Exploration Expenses” to the holders of flow-through shares.  We did not renounce any such expenditures in the comparative period a year prior.

As a result of the foregoing, our loss for the year ended December 31, 2008 was $1,149,014 as compared to a loss for the year ended December 31, 2007 of $1,093,554.

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

On May 24, 2007, we completed a brokered private placement offering of 5,000,000 units at a price of $1.00 per unit and 500,000 flow-through units at a price of $1.20 per flow-through unit.  We also completed a non-brokered placement of 2,750,000 units at $1.00 per unit and 209,000 flow-through units at $1.20 per unit.  The total gross proceeds of $8,600,800 will provide sufficient working capital to fund our exploration activities on our properties in Alaska, New Mexico, Arizona and the Northwest Territories through fiscal 2009.  We have no exposure to any asset-backed commercial paper (“ABCP”) investments.

At December 31, 2008, we had working capital of $4,344,567 and cash and cash equivalents on hand of $4,377,361.  This compares to working capital of $7,851,871 at December 31, 2007, inclusive of cash and cash equivalents of $7,661,128.

We have two properties that we need to satisfy certain minimum work commitments on during 2009 in order to maintain our interests.  These properties are MacInnis Lake in the Northwest Territories and EMW in Nevada.   See “Tabular Disclosure of Contractual Obligations”.

In order to maintain our interest in the EMW property, we are required to undertake US$50,000 in preliminary exploration work on this property during 2009 with a view to identifying drill targets and applying for permits for drill to be conducted in 2010.

At MacInnis Lake, we must spend a further $626,000 by October 1, 2009 in order to maintain our interest, subject to receipt of the necessary drill permits.   As these permits have not yet been secured by the vendor, we anticipate that this requirement will be postponed by the vendor until such time as they are successful in securing the drill permits.

During 2009, we have budgeted for an exploration program at EMW in Nevada (US$50,000), which will satisfy our work obligation for fiscal 2009.

Current Economic Conditions

During 2008, particularly in the fourth quarter, the ongoing global credit crisis and economic weakness have made for extremely volatile capital markets characterized by plunging equity and commodity prices and an environment in which few opportunities exist to raise additional capital.  MAX has taken precautions and implemented initiatives to preserve its cash requirements.  The Company has reviewed its mineral properties and has written down the MacInnis Lake property to $1 as described in detail above.  MAX has several commitments in the future (this coming year and beyond) on its mineral properties and the Company may be forced to abandon and write-off these properties if the Company does not have the means to meet these commitments, or does not feel it is fiscally prudent to do so.  However, the Company currently has sufficient cash to meet all obligations during fiscal 2009 and does not believe that any additional write-down of its mineral properties are required at this time.  The Company will be reviewing its mineral property commitments as well as its capital position on an ongoing basis during fiscal 2009 and may abandon additional properties when obligations become due if management deems it necessary in order to maintain the long-term viability of the Company.

We intend to pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, uranium and other metals and to maintain and explore our current properties while conserviving capital during these difficult economic times.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund our general operations through 2010.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

5.C

Research and Development, Patents and Licenses, etc.

We are a mineral exploration company and we do not carry on any research and development activities.

5.D

Trend Information

Our Gold Hill Property claims are primarily prospective for gold and molybdenum, our Ravin property is primarily prospective for molybdenum, our Indata Property is primarily prospective for gold and copper, our Howell and EMW properties are prospective for goldand our Diamond Peak Project is primarily prospective for gold and zinc.

The overall trend for the price of gold has been upward during the past year due to the uncertainty in the financial sector, while the price of other minerals, such as uranium, molybdenum and other base metals have moved steadily lower due to lack of demand as a result of the current global recession.  We anticipate that the continuing weakness in the price of minerals, with the exception of gold, as well as a lack of new capital for the mineral exploration sector in general, will  make the acquisition of quality gold exploration prospects less expensive, as well as decreasing the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, zinc and molybdenum which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements”.

The market for gold is homogeneous, integrated commodities markets with a large number of both suppliers and buyers.  These markets are not ones which are particularly susceptible to the influence of one or more large suppliers or buyers.

There are a smaller number of producers of molybdenum than there are for commodities such as gold.  Molybdenum prices have increased from US$7.60/lb in 2000 to over US$35/lb in 2007.  The price of molybdenum was holding steady in 2008 until October when it collapsed to approximately US$11/lb.  At April 1, 2009 the most recent date for which we could find a quote for the sale of molybdenum oxide, the price was US$9.00 /lb.

Our Target 1 (Longtom Lake), MacInnis Lake, C de Baca and Nustar mineral properties are prospective for uranium.

There are fewer producers of uranium in the world than there are for some other commodities such as copper and gold.  The market for uranium is a homogeneous, integrated commodities market.  The market is not one which is particularly susceptible to the influence of one or more large suppliers or buyers.  The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 per pound in late 2000 to a high of US$138.00 per pound on June 1, 2007.  At April 17, 2009, the most recent date for which we could find a quote for the sale of uranium, the spot price was US$40.50/lb.

5.E

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2008 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total Remaining	Less than a year	1-3 Years	4-5 Years	After 5 Years
Gold Hill Option (1) Advance Royalty Work Commitment	US$200,000 US$250,000	US$100,000 Nil	US$100,000 US$250,000	Nil Nil	Nil Nil
Diamond Peak (2) Option Payments	US$505,000	US$45,000	US$100,000	US$100,000	US$200,000
C de Baca Option (3) Option Payments	US$470,000	US$10,000	US$30,000	US$20,000	US$410,000
MacInnis Lake (4) Work Commitment	US$1,300,500	US$500,500	US$800,500	Nil	Nil
East Manhattan Wash (5) Option Payments Work Commitment	US$215,000 $700,000	US$25,000 US$50,000	US$90,000 US$350,000	US$100,000 US$300,000	Nil Nil
Ravin Project (6) Option Payments	US$435,000	US$35,000	US$150,000	US$100,000	US$150,000
Indata Project (7) Option Payments Share issuances Work Commitment	US$88,000 250,000 shares U$650,000	US$16,000 50,000 shares Nil	US$72,000 200,000 shares US$650,000	Nil Nil Nil	Nil Nil Nil
Howell Project (8) Option Payments Share issuances Work Commitment	US$184,000 250,000 shares U$719,000	US$16,000 50,000 shares Nil	US$168,000 200,000 shares US$719,000	Nil Nil Nil	Nil Nil Nil
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$5,716,500 500,000 shares	US$1,047,500 100,000 shares	US$3,229,50 400,000 shares	US$620,000	US$760,000

(1)

These are option and royalty payments pursuant to a Mining Lease dated March 31, 2004, as amended, between us and GCO Minerals Company.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Gold Hill Property”)

(2)

These are option payments pursuant to an option agreement dated May 9, 2006, as amended, between us and The Wendt Family Trust of Reno, Nevada.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Diamond Peak Property”)

(3)

These are option payments pursuant to an option agreement dated September, 2005 between us and Applied Geological Services, Inc.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “C de Baca Project”)

(4)

These are annual work commitments pursuant to an option agreement dated April 1, 2005 between us and Alberta Star Development Corp.  While we are not obliged to undertake these expenditures on the property, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “MacInnis Lake”)

(5)

These are option payments pursuant to an option agreement dated November 11, 2007 between us and MSM L.L.C.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “East Manhattan Wash”)

(6)

These are option payments pursuant to an option agreement dated September 10, 2007 between us and The Wendt Family Trust.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Ravin Molybdenum/Tungsten Property”)

(7)

These are option payments pursuant to an option agreement dated June 9, 2008 between us and Eastfield Resources Ltd.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Indata Copper/Gold Property”)

(8)

These are option payments pursuant to an option agreement dated June 9, 2008 between us and Eastfield Resources Ltd.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Howell Gold Property”)

Item 6.  Directors, Senior Management and Employees

6.A

Directors and Senior Management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director

Age

Principal Occupation

----------------------

-----

Stuart Rogers

52

President of the Company,

Vancouver, BC

President of West Oak Capital Group, Inc.

Paul John

61

General Manager, Franchises

Penticton, BC

Mark’s Work Warehouse Ltd.

David Pearce

54

President of Palmer Beach Properties Inc.

West Vancouver, BC

Tim Coupland

50

President and CEO of Alberta Star Development Corp.

Delta, BC

Daniel T. MacInnis

57

President, MAG Silver Corp.

Vancouver, B.C.

Executive Officers:

Name of Officer

Age

Office

--------------------

-----

 -------

Stuart Rogers

52

President, Chief Executive Officer

David Pearce

54

Chief Financial Officer (Resigned October 2008), Secretary

Christopher Cherry

30

Chief Financial Officer (Appointed November 1, 2008)

Clarence J. Wendt

70

Vice President, Exploration

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers

Mr. Rogers has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board.  Currently, Mr. Rogers acts as a director or officer of the following companies which are reporting issuers in Canada:  Consolidated Global Cable Systems, Inc., Prophecy Resource Corp., Alberta Star Development Corp., TerraX Minerals Inc. and Mexivada Mining Corp.

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

In 1999, Mr. John sold his chain of Work Wear World stores to Mark’s Work Warehouse, a publicly traded company listed on the Toronto Stock Exchange, and was appointed as General Manager for Western Canada for their “Work World” franchised locations.  He held this position until 2001, when he was appointed General Manager, Franchises for Work World.

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

Christopher Cherry, CA, CGA

Mr. Cherry has over eight years experience as an accountant and auditor, with KPMG and Davidson and Company in Vancouver.  He achieved the Certified General Accountant designation in August 2004 and the Chartered Accountant designation in February 2009.  Mr. Cherry is a financial controller with iO Corporate Services Ltd., a private company that provides administrative services to several public companies.  Mr. Cherry currently serves as Chief Financial Officer to Luzon Minerals Ltd., Teslin River Resources Corp., and Reva Resources Corp., all of which are listed on the TSX Venture Exchange.

Clarence (Clancy) J. Wendt

Clancy Wendt received his B.S. degree from San Diego State University in 1967.  He began his career at Stauffer Chemical and worked at various companies until returning to the University of Arizona where he obtained his M.S. degree in 1978.  After this he worked at Duval Corporation and other companies until becoming District Manager for Westmont Mining.  He is credited with the Mt. Hamilton gold/molybdenum discovery in Nevada and managed the programs which led to the discovery of other deposits in the Carlin Trend.

Mr. Wendt has been a consulting geologist since 1992, specializing in exploration and evaluation of mineral deposits.  He is a registered geologist in Arizona, British Columbia, Canada, and a Chartered Professional Geologist in Australia and is writes reports for various exchanges.  He is a member of SME, SEG, FAusIMM(CP), PDAC, a former Trustee of the NWMA and Member of the Board of Directors of the Mining Club of the Southwest. In addition, Mr. Wendt is the recipient of the Presidents Award from the NWMA, the Ben F. Dickerson Award, and is a past President of the Geological Society of Nevada.

Mr. Wendt has prior experience in gold, base metal and uranium exploration with such notable exploration companies as Phillips Uranium, Teton Exploration, Duval and Westmont.  He has conducted all phases of uranium, gold and base metal exploration, from conceptual targeting to drilling and evaluation, with extensive experience in the United States and Mexico as well as Central and South America.

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

6.B.

Compensation of Directors

The following fairly reflects all material information regarding compensation paid to our directors and officers in our fiscal year ended December 31, 2008.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President, Chief Executive Officer and Director	2008	Nil	Nil	$120,000(1)	Nil	250,000	Nil	Nil
Paul John Director	2008	Nil	Nil	Nil	Nil	200,000	Nil	Nil
David Pearce Secretary and Director	2008	Nil	Nil	Nil	Nil	200,000	Nil	Nil
Tim Coupland Director	2008	Nil	Nil	Nil	Nil	200,000	Nil	Nil
Daniel T. MacInnis Director	2008	Nil	Nil	Nil	Nil	200,000	Nil	Nil
Christopher Cherry Chief Financial Officer	2008	Nil	Nil	$7,000 (2)	Nil	200,000	Nil	Nil
Clarence J. Wendt Vice President Exploration	2008	Nil	Nil	US$120,000 (3)	Nil	250,000	Nil	Nil

(1)

the $120,000 represents a management fee paid to a company controlled by Stuart Rogers.  In addition to management services, this company provides office space to the Company.

(2)

this $7,000 represents compensation paid to a company for which Mr. Cherry works for services provided after his appointment as CFO on November 1, 2008.

(3)

this compensation is paid to Mr. Wendt pursuant to a consulting agreement entered into by Mr. Wendt for provision of geological consulting services, and for performance of duties normally associated with the position of VP Exploration.

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and members of our administrative, supervisory or management bodies.  We have no formal plan for compensating our directors for their services in their capacity as directors.  The board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Other than indicated above, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

6.C

Board Practices

Stuart Rogers, Paul John, David Pearce, Tim Coupland and Daniel T. MacInnis have acted as our directors since May 8, 2002, June 18, 2002, December 15, 2003, September 5, 2006 and December 7, 2005 respectively.

The directors will, unless they choose to resign, hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. Our next annual meeting has tentatively been scheduled in August, 2009.  We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

We are a party to consulting agreement with West Oak Capital Group, Inc., a private company owned by Stuart Rogers, whereby it is entitled to be paid $10,000 per month for management services.  We are also party to a consulting agreement with Clarence Wendt,  whereby he is entitled to be paid USD$10,000 per month for provision of geological consulting services and duties normally associated with the position of Vice President, Exploration.  No other directors have service contracts with us, nor are they entitled to any termination benefits.

There are no service contracts with the Company for the directors providing for benefits upon termination of their service save and except for Mr. Rogers, as set out in the Consulting Agreement with West Oak Capital Group, Inc. referred to above.  Under the terms of that Agreement, in the event of termination:

(a)

By the Company upon an “Event of Default”, by the Consultant (as defined in Agreement) or by the Consultant for any reason other than an Event of Default by Company, the Company shall pay to the Consultant all amounts accruing hereunder up to and including the effective date of termination.

(b)

By the Consultant due to an Event of Default by the Company or by the Company for any reason other than an Event of Default by the Consultant (as defined in the Agreement), the Company shall pay the Consultant:

(i)

The full amount of monthly fees multiplied by the number of months remaining in the term of the Agreement;

(ii)

The full amount of any Bonus then due and owing, provided that, in the absence of any bona fide award by the compensation committee made more than 60 days prior to the effective date of Termination, the amount of such bonus shall be deemed to be equal to 50% of the total amount of fees and bonuses paid to the Consultant and Stuart Rogers within the 24 months prior to the effective date of termination;

(iii)

The full amount of any expenses incurred up to the effective date of termination;

(iv)

Any options then outstanding shall be deemed to be extended and exercisable for 90 days following the expiry of the term.

Reference is made to the full text of the Consulting Agreements which are attached as exhibits to this Report. See Item 19 “Exhibits”.  Other than the foregoing, we do not currently have any retirement, pension, bonus, profit-sharing or similar plans and none are proposed at this time.

The Company does not have an executive committee or a remuneration committee.

Audit Committee

Our audit committee is comprised of Tim Coupland, Paul John and Stuart Rogers.  The specific functions and responsibilities of the audit committee are set forth in our audit committee charter.

We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations and the other members of the audit committee satisfy the financial literacy requirements for audit committee members under the SEC rules and regulations and are independent members of the Audit Committee.

Tim Coupland and Paul John are Independent directors.  The Audit Committee’s primary function is to review the annual audited financial statements with our external auditor (the “Auditor”) prior to presentation to the Board and to make recommendations thereon, together with recommendations to the Board with respect to such financial statements and compensation payable to the Auditor.  The Audit Committee also reviews our interim un-audited quarterly financial statements prior to finalization and publication.  The Audit Committee also provides review oversight with respect to pre-approval of all non-audit services to be provided by the Auditor to the Company and a number of other related matters including issues related to a change of auditors and establishing procedures for treatment of complaints regarding accounting, internal accounting controls or auditing matters.

Our audit committee also establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.  The specific functions and responsibilities of the audit committee are set forth in our audit committee charter. See, “Audit Committee Financial Expert” for information related to audit committee independence and financial expert.

The Audit Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

6.D

Employees

We do not have any employees other than our directors and officers.

6.E

Share Ownership

The following table sets forth the shareholdings, to the best of our knowledge, owned beneficially, directly or indirectly, by our directors and officers as of March 31, 2009.  There were 21,649,230 common shares issued and outstanding as of March 31, 2009.

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Stuart Rogers	635,105	2.93%
Paul John	413,750	1.91%
David Pearce	602,500	2.78%
Tim Coupland	175,000	0.81%
Daniel MacInnis	Nil	Nil
Christopher Cherry	Nil	Nil

Statements as to securities beneficially owned by directors and officers, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and officers and from records available to the Company.

The following incentive stock options are outstanding to our directors and officers as at March 31, 2009:

Name	Shares that may be Purchased Upon Exercise of Option	Exercise Price	Expiry Date
Stuart Rogers (West Oak Capital)	100,000 100,000	$0.17 $0.35	October 31, 2011 August 1, 2011
Paul John	175,000 25,000	$0.35 $0.17	August 1, 2011 October 31, 2011
David Pearce	150,000 50,000	$0.35 $0.17	August 1, 2011 October 31, 2011
Tim Coupland	50,000 150,000	$0.35 $0.17	August 1, 2011 October 31, 2011
Daniel MacInnis	200,000	$0.35	August 1, 2011
Christopher Cherry	200,000	$0.17	October 31, 2011
Clancy Wendt	150,000 50,000	$0.35 $0.17	August 1, 2011 October 31, 2011

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

  On August 1, 2008, we granted incentive stock options to directors, officers and consultants totaling 1,150,000 common shares at an exercise price of $0.35 per share for a period of three years.  We also, by agreement of the optionees, cancelled 875,000 options that were granted in July 2007.  On October 31, 2008, we granted a further 575,000 options to directors and officers at an exercise price of $0.17 per share for a period of three years.  As at December 31, 2008, there were 1,850,000 stock options outstanding and exercisable.

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

As of the date of this annual report, there are 21,649,230 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
Eric Carlson (1)	1,580,000	7.30%

(1)

Mr. Carlson’s shares are held by a private company which he controls.

Of our 41 registered shareholders at March 31 2009, 20 are Canadian residents representing 19,438,472  common shares or 89.79% of our issued and outstanding common shares.  We have 19 registered US shareholders holding 2,140,758 common shareholders or 9.89% of our issued and outstanding common shares.  There are 2 registered shareholders from places other than the US and Canada holding a total of 70,000 common shares or 0.32% of our common stock.  The remaining common shares of the Company are held by brokerages and other intermediaries and the Company cannot determine the residency of the beneficial holders of those shares.

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

Our registrar and transfer agent is Computershare Trust Company of Canada, which is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada Tel: (604) 661-9400.

7.B

Related Party Transactions

Three month period ended March 31, 2009:

During the three month period ended March 31, 2009, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

•

We paid $30,000 to a private company controlled by Stuart Rogers, our President, for management fees.

Fiscal Year ended December 31, 2008:

In the fiscal year ended December 31, 2008, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

•

We paid $120,000 to a private company controlled by Stuart Rogers, our President, for management fees; and

•

We continued to hold rights under an option agreement that was entered into during 2007 granting us the right to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation which is wholly-owned by Clancy J. Wendt, our Vice President of Exploration .

•

We continued to hold rights under an option agreement that was entered into during 2006 granting us the right to acquire a 100 % interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration ,

Fiscal Year ended December 31, 2007:

In the fiscal year ended December 31, 2007, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

•

We paid $90,000 to a private company controlled by Stuart Rogers, our President, for management fees;

•

We entered into an option agreement to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation which is wholly-owned by Clancy J. Wendt, our Vice President of Exploration .

•

We continued to hold rights under an option agreement granting us the right to acquire a 100% interest in the FMC claims in Eureka County, Nevada (the “Diamond Peak Property”) from the Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration.

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

Item 8.

Financial Information

8.A

Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2008 have been audited by an independent auditor and are accompanied by an audit report, are attached and incorporated herein:

(a)

consolidated balance sheet;

(b)

consolidated income statement;

(c)

consolidated statement showing changes in equity;

(d)

consolidated cash flow statement;

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

Our principal trading market in volume is the TSX Venture Exchange.  The closing price of our common shares on the TSX Venture Exchange on March 31, 2009 was $0.11.  The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on this Canadian exchange:

Annual Periods

High

Low

January 1, 2003 to December 31, 2003

$0.68

$0.23

January 1, 2004 to December 31, 2004

$0.55

$0.22

January 1, 2005 to December 31, 2005

$0.70

$0.265

January 1, 2006 to December 31, 2006

$0.98

$0.325

January 1, 2007 to December 31, 2007

$1.59

$0.55

January 1, 2008 to December 31, 2008

$0.72

$0.07

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

$0.60

January 1, 2008 to March 31, 2008

$0.72

$0.355

April 1, 2008 to June 30, 2008

$0.455

$0.335

July 1, 2008 to September 30, 2008

$0.38

$0.215

October 1, 2008 to December 31, 2008

$0.20

$0.07

January 1, 2009 to March 31, 2009

$.018

$0.10

Monthly Periods

High

Low

January 2008

$0.72

$0.40

February 2008

$0.45

$0.355

March 2008

$0.42

$0.355

April 2008

$0.41

$0.34

May 2008

$0.42

$0.35

June 2008

$0.455

$0.335

July 2008

$0.375

$0.32

August 2008

$0.38

$0.27

September 2008

$0.30

$0.215

October 2008

$0.20

$0.16

November 2008

$0.15

$0.125

December 2008

$0.14

$0.07

January 2009

$0.17

$0.10

February 2009

$0.18

$0.11

March 2009

$0.13

$0.10

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

•

Agreement dated April 4, 2007 between NUSTAR Exploration LLC and us for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.Mineral Property Option Agreement dated September 10, 2007 between Energex LLC and us to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada.

•

Mineral Property Option Agreement between MSM LLC and us dated December, 2007 to acquire a 100% interest in the East Manhattan Wash claims in the Manhattan Mining District, Nye County, Nevada.

•

Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated May 23, 2008 to acquire a 60% interest in the Indata project located in North Central B.C. and the Howell property in southeastern B.C.

•

Consulting Agreement between us and West Oak, dated October 1, 2008, for provision of management services.

•

Consulting Agreement between us and Clarence Wendt dated October 1, 2008 for provision of geological consulting services.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2009, the Threshold was determined to be $312,000,000.

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

10.E

Taxation

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

Notice Pursuant To IRS Circular 230:  Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code.  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Form 20-F.  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 20-F.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of our common shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the U.S.; or (i) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal alternative minimum tax; U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Our Common Shares

Distributions on Our Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and, (b) thereafter, as gain from the sale or exchange of such common shares.  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income.  (See more detailed discussion at “Disposition of Our Common Shares” below).  Dividends paid on our common shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) our common shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (or “PFIC”, as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending December 31, 2009.  (See more detailed discussion at “Passive Foreign Investment Company Rules” below).  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in our common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if our common shares are held for more than one year.  Gain or loss recognized by a U.S.

Holder on the sale or other taxable disposition of our common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code.  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of our common shares, or on the sale, exchange or other taxable disposition of our common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to common shares that are paid in foreign currency will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency are converted into U.S. dollars at that time.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of our common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, our common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

If the Company is a PFIC at any time during a U.S. Holder’s holding period, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

The Company generally will be considered a “PFIC” under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Gross income” generally means all revenues less cost of goods sold.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of our common shares or income recognized by a U.S. Holder on an actual distribution received on our common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending December 31, 2009.  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of our common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if  any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any excess distribution paid on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any excess distribution paid on the common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the common shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the common shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

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

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

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

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which our common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

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

10.I     Subsidiary Information

As of April 21, 2009, we have one subsidiary, MAX Resources, Inc., a wholly owned Nevada corporation.

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

Item 15T.

Controls and Procedures

(a) Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2008, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

 (b) Managements’ Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) of the Exchange Act of 1934, as amended.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes policies and procedures that:

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of fiscal year ended December 31, 2008 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the “Framework”).   Based on this evaluation, our management concluded that, as of fiscal year ended December 31, 2008, there were certain control deficiencies related to lack of segregation of duties due to the small size of our operations and lack of an independent audit committee financial expert; however, these were not considered to be material weaknesses.

During its evaluation during the fiscal year ended December 31, 2007, our management identified the need for additional accounting staff in order to ensure more complete segregation of duties during the accounting and financial reporting process in the future.  Effective November 1, 2008 we appointed Mr. Christopher Cherry, CA, CGA as our Chief Financial Officer in our commitment to retain additional experienced accounting staff to assist in the preparation of financial statements and the documentation of internal controls and procedures.  Mr. Cherry has over eight years experience as an auditor, with KPMG and Davidson & Co. in Vancouver British Columbia, and is currently serving as the CFO of 3 other companies listed on the TSX Venture Exchange.  His expertise will continue to improve our internal controls and our ongoing commitment to excellence in our financial reporting.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.  These temporary rules permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an annual report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting until it is required to file an annual report for its first fiscal year ending after December 15, 2009.

(c) Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

16A.

Audit Committee Financial Expert

We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations and the other members of the audit committee satisfy the financial literacy requirements for audit committee members under the SEC rules and regulations and are independent members of the Audit Committee. Director independence was determined in accordance with the rules of the NYSE – AMEX.

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

16.C

Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $27,000 for the year ending December 31, 2008 and $20,000 for the year ending December 31, 2007.

(b)

Audit-Related Fees

 The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of our financial statements but are not reported under paragraph (a) of this Item were approximately $2,500 for the year ending December 31, 2008 and $2,500 for the year ending December 31, 2007.

(c)

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately $6,000 for the year ending December 31, 2008 and $5,000 for the year ended December 31, 2007 for preparation of our tax returns.

(d)

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $ nil for the year ending December 31, 2008 and $ nil in the year ending December 31, 2007.

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

PART III

Item 17.

Financial Statements

We are furnishing the following financial statements and reports:

Auditor’s Report dated March 9, 2009

Consolidated Balance Sheets at December 31, 2008 and December 31, 2007

Consolidated Statements of Operations, Comprehensive Loss and Deficit for the year ended December 31, 2008 and the year ended December 31, 2007 and the year ended December 31, 2006

Consolidated Statements of Cash Flow for the year ended December 31, 2008 and the year ended December 31, 2007 and the year ended December 31, 2006

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  These principles, as they pertain to our consolidated financial statements, differ from United States’ generally accepted accounting principles (“U.S. GAAP”) in a number of material respects, which are set out elsewhere herein.  See Note 11 to the attached consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Max Resource Corp.

We have audited the consolidated balance sheets of Max Resource Corp. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2008, 2007 and 2006.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

March 9, 2009

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed In Canadian Dollars)

		December 31,	December 31,
		2008	2007

ASSETS

CURRENT
Cash and cash equivalents		$4,377,361	$7,661,128
Receivables and prepaids		99,545	208,046
Taxes recoverable		13,932	17,139
		4,490,838	7,886,313

RECLAMATION BONDS (Note 3)		28,356	28,444
MINERAL PROPERTIES (Note 3)		5,462,920	2,886,325

		$9,982,114	$10,801,082

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$146,271	$34,442

		146,271	34,442

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	21,649,230 common shares (2007 – 21,549,230 common shares)	12,996,918	13,230,666
SHARE PURCHASE WARRANTS (Note 5)		288,562	288,562
CONTRIBUTED SURPLUS (Note 5)		1,307,229	855,264
DEFICIT		(4,756,866)	(3,607,852)

		9,835,843	10,766,640

		$9,982,114	$10,801,082

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
YEAR ENDED DECEMBER 31, (Expressed In Canadian Dollars)
	2008	2007	2006

EXPENSES
Amortization	$-	$ 470	$ 120
Consulting	86,762	52,033	29,698
Consulting – stock-based compensation (Note 5)	66,794	154,591	13,813
Investor relations	366,870	339,034	210,274
Investor relations – stock-based compensation (Note 5)	142,172	70,388	-
Management fees (Note 4)	120,000	90,000	60,000
Management and directors fees – stock-based compensation (Note 5)	242,999	345,409	115,352
Office and general	24,439	10,778	8,454
Professional fees	82,757	51,093	42,199
Transfer agent and filing fees	18,840	25,581	21,170
Travel and promotion	50,713	28,370	22,411

LOSS BEFORE OTHER ITEMS AND INCOME TAXES	(1,202,346)	(1,167,747)	(523,491)

Interest income	273,890	222,290	19,458
Impairment of mineral properties (Note 3)	(484,306)	(148,097)	(218,125)

LOSS BEFORE INCOME TAXES	(1,412,762)	(1,093,554)	(722,158)

Future income tax recovery (Note 6)	263,748	-	-

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(1,149,014)	(1,093,554)	(722,158)

DEFICIT, BEGINNING OF YEAR	(3,607,852)	(2,514,298)	(1,792,140)

DEFICIT, ENDING OF YEAR	$(4,756,866)	$ (3,607,852)	$ (2,514,298)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.05)	$ (0.06)	$ (0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – basic and diluted	21,584,202	17,549,381	10,846,412

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, (Expressed In Canadian Dollars)

	2008	2007	2006

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(1,149,014)	$ (1,093,554)	$ (722,158)
Adjustments for items not involving cash:
Amortization	-	470	120
Stock-based compensation - consulting, management and investor relations expense	451,965	570,388	129,165
Impairment of mineral properties	484,306	148,097	218,125
Future income tax recovery	(263,748)	-	-

Changes in non-cash working capital items:
Decrease (increase) in receivables and pre-paids	108,501	(186,151)	(3,604)
Decrease (increase) in taxes recoverable,	3,207	(14,822)	3,497
Increase (decrease) in accounts payable and accrued liabilities	(4,934)	(24,009)	(12,533)

CASH USED IN OPERATING ACTIVITIES	(369,717)	(599,581)	(387,388)

FINANCING ACTIVITY
Issuance of common shares	-	8,829,677	905,700

CASH PROVIDED BY FINANCING ACTIVITY	-	8,829,677	905,700

INVESTING ACTIVITIES
Reclamation bonds	88	(28,444)	-
Mineral property acquisition and exploration costs	(2,914,138)	(1,420,725)	(203,836)

CASH USED IN INVESTING ACTIVITIES	(2,914,050)	(1,449,169)	(203,836)

INCREASE (DECREASE) IN CASH	(3,283,767)	6,780,927	314,476

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,661,128	880,201	565,725

CASH AND CASH EQUIVALENTS, ENDING OF YEAR	$4,377,361	$ 7,661,128	$ 880,201

SUPPLEMENTARY CASH FLOW DISCLOSURE:  (Note 7)

CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash	$207,693	$ 21,128	$ 880,201
Term deposits	4,169,668	7,640,000	-

	$4,377,361	$ 7,661,128	$ 880,201

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

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

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.  The Company has sufficient funds on hand to cover anticipated operating expenses and the costs of budgeted exploration programs for the next year.

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

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  Except as indicated in Note 11, they also comply, in all material respects, with accounting principles generally accepted in the United States.

Adoption of New Accounting Standards and Accounting Pronouncements

On January 1, 2008 the Company adopted, Section 1506, “Accounting Changes”.  This Section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section is intended to enhance the relevance and reliability of an entity's financial statements, and the comparability of those financial statements over time and with the financial statements of other entities. Adoption of these standards did not affect the Company’s financial results or its business, except for expanded disclosures in the notes to the financial statements.

CICA Handbook Section 1535 - Capital Disclosures

This section establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new accounting standard covers disclosure only and has no effect on the financial results of the Company.  Refer to Note 10.

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards and Accounting Pronouncements (cont’d…)

CICA Handbook Section 3862 and 3863 - Financial Instruments

These two standards replace the current standard, “Financial Instruments – Disclosure and Presentation” (Section 3861), revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed.

CICA Handbook Section 1400 - General Standards of Financial Statements

This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to useful lives for depreciation and amortization, the recoverability of mineral property interests, the determination of future income taxes, asset retirement obligations, going concern and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid Canadian dollar denominated guaranteed investment certificates with original terms to maturity of not more than ninety days which are readily convertible to contracted amounts of cash.   Cash equivalents are classified as held-for-trading and are recorded at fair value with realized and unrealized gains and losses reported in net income (loss).  At December 31, 2008, the Company had cash equivalents comprised of guaranteed investment certificates issued by major financial institutions in the aggregate amount of $4,169,668 (2007 - $7,640,000) and bearing interest at a rate of 3.9% per annum.

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

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties (continued)

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

Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Resource property related retirement obligations are capitalized as part of carrying values and are accounted for in the same manner as all other capitalized costs.

Future site restoration costs

The Company records future site restoration costs based on estimates in accordance with current legislation and industry practices.  Actual removal and site restoration expenditures are charged to the accumulated provision account as incurred.

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

Stock-based Compensation

The Company follows CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards be measured using a fair value method.  Under the standard all awards are measured and expensed or allocated to specific asset accounts, as applicable, in the period of grant or modification. The fair value of options and other stock-based awards issued or altered in the period, are determined using the Black-Scholes option pricing model.  Upon the exercise of stock options or agents warrants, the fair value of the share based award is allocated to share capital.

The Company has granted stock options to directors and employees as described in Note 5.

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Income Taxes

Income taxes are accounted for using the liability method, which requires the recognition of taxes payable or refundable for the current period and future tax liabilities and assets for future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and future tax liabilities and assets is based on provisions of enacted tax laws and the effects of future changes in tax laws or rates. The measurement of future tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criterion. The Company has not recognized potential future benefit amounts as the criteria for recognition under GAAP have not been met.

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

Comprehensive Income

The Company adopted CICA Handbook Section 1530, Comprehensive Income on January 1, 2008.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss. At December 31, 2008 the Company had no items that caused other comprehensive loss to be different than net loss.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 9 to these financial statements.

The Company’s financial instruments consist of cash, short-term investments, receivables, and accounts payable. The value of the Company’s arm’s length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.

Cash and cash equivalents are classified as held for trading; receivables are classified as loans and receivables; accounts payable are classified as other financial liabilities.

Net Smelter Royalties (“NSR”) are a form of derivative financial instrument.  The fair value of the Company’s right to purchase the NSR is not determinable at the current stage of the Company’s exploration program.  No value has been assigned by management. The Company does not engage in any form of derivative or hedging instruments.

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Translation of Foreign Currency

The financial statements of the Company's integrated foreign subsidiary is translated into Canadian dollar equivalents using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.  Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Gains and losses arising from translation of foreign currency monetary assets and liabilities and transactions are included in earnings.

New Accounting Standards Not Yet Adopted

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company continues to monitor and assess the impact of Canadian GAAP and IFRS.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

NOTE 3.

MINERAL PROPERTIES

	Balance December 31, 2006	Additions	Write-down	Balance December 31, 2007	Additions	Write-down	Balance December 31, 2008
Acquisition costs:
Target Claims, NWT	$ 91,000	$ -	$ (90,999)	$ 1	$ -	$ -	$ 1
Gold Hill, Alaska	382,897	-	-	382,897	50,047	-	432,944
MacInnis Lake, NWT	110,000	-	-	110,000	-	(109,999)	1
C de Baca, NM	82,547	24,435	-	106,982	65,581	-	172,563
Diamond Peak, NV	41,462	1,725	-	43,187	5,550	-	48,737
Nustar Claims, AZ	-	440,453	-	440,453	57,495	-	497,948
Ravin, NV	-	65,677	-	65,677	50,366	-	116,043
East Manhattan, NV	-	38,073	-	38,073	67,378	-	105,451
Howell, BC	-	-	-	-	27,500	-	27,500
Indata, BC	-	-	-	-	22,500	-	22,500
	707,906	570,363	(90,999)	1,187,270	346,417	(109,999)	1,423,688

Exploration costs:
Target Claims, NWT	57,098	-	(57,098)	-	-	-	-
Gold Hill, Alaska	346,631	747,221	-	1,093,852	1,415,727	-	2,509,579
MacInnis Lake, NWT	243,515	130,792	-	374,307	-	(374,307)	-
C de Baca, NM	16,547	200,688	-	217,235	18,361	-	235,596
Nustar Claims, AZ	-	1,963	-	1,963	2,133	-	4,096
Ravin, NV	-	11,698	-	11,698	474,720	-	486,418
East Manhattan, NV	-	-	-	-	9,658	-	9,658
Howell, BC	-	-	-	-	455,407	-	455,407
Indata, BC	-	-	-	-	338,478	-	338,478
	663,791	1,092,362	(57,098)	1,699,055	2,714,484	(374,307)	4,039,232

	$ 1,371,697	$ 1,662,725	$(148,097)	$2,886,325	$ 3,060,901	$(484,306)	$ 5,462,920

NOTE 3.

MINERAL PROPERTIES (continued)

Target Claims, Northwest Territories, Canada

During 2003, the Company acquired a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).

 During the year ended December 31, 2007, the Company recorded an impairment charge of $148,097 on the Target 1 Claim as the Company has not done any work on the property since 2004 and has no immediate plans to do so.

Gold Hill Property, Alaska, United States

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

2008                 250,000 (incurred)                        50,000 (paid)

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

During the years ended December 31, 2008 and 2007, the Company incurred the following exploration costs on the Gold Hill Property:

	2008	2007
Drilling and assays	$ 916,983	$ 375,291
Field expenses	281,726	260,680
Geological consulting	196,384	90,900
Licenses, permits and lease payments	13,756	6,330
Travel	6,878	14,020
	$ 1,415,727	$ 747,221

NOTE 3.

MINERAL PROPERTIES (continued)

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 and September 29, 2008, with Alberta Star Development Corp. (“Alberta Star”), which, commencing September 5, 2006 has a director in common, whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.  The terms of the option agreement, as amended, call for payments as follows:

(i)

cash payments totalling $30,000 (paid);

(ii)

the issuance to Alberta Star of 200,000 common shares of the Company (issued); and

(iii)

work commitments totalling $2,000,000 over a five year period ($250,000 on or before October 1, 2008 (incurred); $750,000 on or before October 31, 2009; $500,000 on or before October 1, 2010 and $500,000 on or before April 1, 2011).

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

During the years ended December 31, 2008 and 2007, the Company incurred the following exploration costs on the MacInnis Lake project:

	2008	2007
Geological consulting	$ -	$ 5,792
Geophysical surveys	-	125,000
Field expenses	-	-
	$ -	$ 130,792

During the year ended December 31, 2008, the Company recorded an impairment charge of $484,306 on the MacInnis Lake property as the Company has not done any work on the property since 2007 and has not budgeted any for 2009 given current market conditions.

C de Baca, New Mexico, United States

On September 22, 2005 the Company announced that it had entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims was US$10,000 cash payment (paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

As at December 31, 2008, the Company had incurred total acquisition costs of $172,563 with respect to the Dat Claims.  This amount is comprised of staking fees of $63,299, filing fees of $62,436 and annual payments totalling $46,828 (US$40,000).

During the years ended December 31, 2008 and 2007, the Company incurred the following exploration costs on the C de Baca project:

	2008	2007
Drilling and assays	$ -	$ 136,682
Geological consulting	16,360	49,162
Field expenses	-	2,967
Licenses, permits and lease payments	2,001	11,877
	$ 18,361	$ 200,688

NOTE 3.

MINERAL PROPERTIES (continued)

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company valued at $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

   35,000 (U.S.) (paid)

May 9, 2008

   45,000 (U.S.) (pending completion of Kokanee’s public listing)

Each anniversary thereafter for 10 years

   50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 common shares of Kokanee to the Company upon completion of Kokanee’s public listing (not completed as at December 31, 2008).  In addition, the following annual payments and share issuances are due from Kokanee to the Company:

By May 15, 2007 - 200,000 shares (pending completion of Kokanee’s public listing); and US$35,000 (received)

By May 15, 2008:

(a)

300,000 shares (pending completion of Kokanee’s public listing); and

(b)

Either US$45,000 or issue the greater of either 300,000 common shares or that number of shares which are valued at US$45,000 (pending completion of Kokanee’s public listing).

By May 15, 2009 - either US$100,000 or issue either 600,000 common shares or that number of shares which are valued at US$100,000, whichever is greater.

On commencement of commercial production, issue 1,000,000 shares of Kokanee to the Company.

The option granted to Kokanee is for a term of three years from the date of the agreement, subject to the following annual mineral exploration commitments:

a)

$100,000 to be spent by Kokanee in the first year of the agreement (incurred);

b)

$300,000 in the second year (pending completion of Kokanee’s public listing), and

c)

$600,000 in the third year.

The Company did not incur any exploration expenses on the Diamond Peak project during the years ended December 31, 2008 or 2007.

NUSTAR Claims, Arizona, United States

On April 4, 2007, the Company entered into an agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in northwest Arizona.

Under the terms of the agreement, the Company acquired a 100% interest in the claims by making a cash payment of $142,126 (US$128,100) (paid) and issuing 200,000 shares of common stock with a fair value of $1.21 per share totalling $242,000, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the claims.   For each breccia pipe identified on the claims that goes into commercial production, the Company shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment of US$1,000,000.  The Company has also paid filing fees of $113,822, which have been capitalized as acquisition costs.

NOTE 3.

MINERAL PROPERTIES (continued)

NUSTAR Claims, Arizona, United States

During the year ended December 31, 2008, the Company incurred $2,133 (2007 - $1,963) for geological consulting on the NUSTAR claims.

Ravin Claims, Nevada, United States

On September 10, 2007 the Company entered into an Option Agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin molybdenum/tungsten property, 162 mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms of the Option Agreement with Energex call for the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), US$35,000 by September 10, 2009 and US$50,000 on each anniversary thereafter.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $60,681, which have been included in acquisition costs.

During the years ended December 31, 2008 and 2007, the Company incurred the following exploration costs on the Ravin Claims:

	2008	2007
Drilling and assays	$ 257,384	$ -
Geological consulting	119,206	10,869
Field expenses	94,601	829
Licenses, permits and lease payments	3,529	-
	$ 474,720	$ 11,698

East Manhattan, Nevada, United States

On December 4, 2007, the Company entered into an Option Agreement with MSM LLC (“MSM”), a Nevada corporation, for the acquisition of a 100 % interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), US$25,000 by December 4, 2009, US$40,000 by December 4, 2010, US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012.  The East Manhattan Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.

During the years ended December 31, 2008 and 2007, the Company incurred the following exploration costs on the East Manhattan Project:

	2008	2007
Drilling and assays	$ 756	$ -
Geological consulting	7,688	-
Field expenses	1,214	-
	$ 9,658	$ -

NOTE 3.

MINERAL PROPERTIES (continued)

Howell, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60 % interest in the Howell Gold Project in Southeast British Columbia.

The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares of the Company on commencement of drilling (issued - Note 5), $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, $35,000 by June 1, 2010 and $55,000 and a further 200,000 common shares of the Company by June 1, 2011.  The Company has also agreed to incur $1,250,000 of exploration expenditures within the following timeframe; $350,000 of exploration expenditures on the property by June 1, 2009, a further $250,000 by June 1, 2010 and a further $650,000 by June 1, 2011.

During the year ended December 31, 2008, the Company incurred $59,222 for consulting fees, $238,709 for drilling and assays and $157,476 for field expenses on the Howell gold project.

Indata, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield for the acquisition of a 60 % interest in the Indata Gold and Copper Project in North Central British Columbia.

The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares (issued - Note 5) of the Company on commencement of drilling, $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, $35,000 by June 1, 2010 and $55,000 and a further 200,000 common shares of the Company by June 1, 2011.  The Company has also agreed to incur $1,150,000 of exploration expenditures within the following timeframe; $250,000 of exploration expenditures on the property by June 1, 2009, a further $250,000 by June 1, 2010 and a further $650,000 by June 1, 2011.

During the year ended December 31, 2008, the Company incurred $28,898 for consulting fees, $172,893 for drilling and assays, $134,938 for field expenses and $1,749 for travel on the Indata project.

NOTE 4.

RELATED PARTY TRANSACTIONS

During 2008, management fees of $120,000 (2007 - $90,000; 2006 - $60,000) were paid or accrued to a private company controlled by a director and officer.

During 2008, the Company granted 1,500,000 options to directors and officers resulting in a stock-based compensation expense of $242,999 (2007: 675,000 options, $345,409 expense; 2006: 450,000 options, $115,352 expense).

Refer to Note 3.

With the exception of the granting of stock options which are recorded at fair value, these transactions were measured at the exchange amount as agreed to by the related parties.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2006	11,363,742	$ 4,337,082	$ 389,517
Shares issued for mineral properties (Note 3)	200,000	242,000	-
Exercise of stock options	500,000	317,321	(104,641)
Exercise of warrants	826,918	471,171	-
Private placements	8,658,570	8,800,370	-
Share issue costs	-	(937,278)	-
Stock-based compensation	-	-	570,388

Balance at December 31, 2007	21,549,230	13,230,666	855,264
Renunciation of flow-through shares	-	(263,748)	-
Shares issued for mineral property (Note 3)	100,000	30,000	-
Stock-based compensation	-	-	451,965

Balance at December 31, 2008	21,649,230	$ 12,996,918	$ 1,307,229

Private Placements

On May 24, 2007, the Company completed a brokered private placement of 5,000,000 units at a price of $1.00 per unit, and 500,000 flow-through units (the “FT Units”) at a price of $1.20 per FT Unit (the “Offering”).  Each unit consists of one common share of the Company and one-half of a transferable common share purchase warrant.   Each FT Unit consisted of one common share of the Company and one-half of a warrant.  Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $1.30 for an 18 month period following the closing.  The fair value of the warrants was estimated to be $560,000 (10% of the proceeds received from the private placement) which is included in share capital and has not been recorded as a separate component of shareholders’ equity.  The agents received a commission of 7% of the gross proceeds of the offering, of which half was paid in cash and the balance was settled by the issuance of 199,570 units at $1.00 per unit.  In addition, the agents received 495,000 compensation warrants, with each compensation warrant entitling the agents to purchase one common share of the Company at a price of $1.20 for a period of 18 months following the closing.   The broker’s warrants have been recorded as share issuance costs at a fair value of $205,875.

In addition, during May 2007 the Company also completed a non-brokered private placement of 209,000 flow-through units at a price of $1.20 per unit and 2,750,000 non-flow through units at a price of $1.00 per unit for gross proceeds of $3,000,800. Each unit consists of one common share of the Company and one-half of a transferable common share purchase warrant.   Each flow-through unit consisted of one common share of the Company and one-half of a warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $1.30 for an 18 month period following the closing.    The terms of the units in the non-brokered private placement are the same as the terms of the units in the brokered offering.   The fair value of the warrants was estimated to be $300,080 (10% of the proceeds received from the private placement) which is included in share capital and has not been recorded as a separate component of shareholders’ equity.  Finders’ fees of $56,700 in cash and 198,810 share purchase warrants exercisable at $1.20 for a period of 18 months from closing were paid with respect to a portion of this private placement.  The finders’ warrants have been recorded as share issuance costs at a fair value of $82,687.

Stock Options

On February 7, 2006, the Company granted stock options to directors and officers entitling them to purchase 225,000 common shares at a price of $0.70 per share to February 7, 2008.   These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $70,381 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 86%.

NOTE 5.

SHARE CAPITAL (continued)

Stock Options (continued)

On March 30, 2006, the Company granted stock options to a consultant entitling him to purchase 25,000 common shares at a price of $0.85 per share to March 30, 2008.  These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $9,724 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.07% and an expected volatility of 89%.

On September 5, 2006, the Company granted stock options to directors and officers entitling them to purchase 300,000 common shares at a price of $0.35 per share to September 5, 2008.  These options vested immediately. The granting of these options resulted in a stock based compensation expense of $49,060 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.97% and an expected volatility of 93%.  These options expired unexercised.

On April 5, 2007, the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $1.09 per share to April 5, 2009.  These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $23,645 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.10% and an expected volatility of 76%.

On July 27, 2007, the Company granted stock options to a directors, officers and consultants entitling them to purchase 875,000 common shares at a price of $1.05 per share to July 27, 2010.  These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $447,752 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 4.61% and an expected volatility of 77%.  A further 200,000 options exercisable at $1.05 per share until July 27, 2009 were granted to consultants at this same time, with these options vesting over a one-year period.  The total fair value of $84,240 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.64% and an expected volatility of 77%.  The granting of these options resulted in a stock based compensation expense of $42,120 being recorded, representing the fair value of the options vested during the period.  The remainder of $42,120 was expensed on vesting in 2008.  These options were cancelled during the third quarter of fiscal 2008.

On August 30, 2007, the Company granted stock options to a consultant entitling him to purchase 225,000 common shares at a price of $0.81 per share to August 30, 2009.  These options vest over a one-year period.   The total fair value of $69,810 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.21% and an expected volatility of 79%.  The granting of these options resulted in a stock based compensation expense of $23,268 being recorded, representing the fair value of the options vested during the period.   An amount of $17,451 was expensed on vesting in 2008.  These options were cancelled during the second quarter of fiscal 2008.  The fair value of the cancelled and unvested options was $29,091.

On October 5, 2007, the Company granted stock options to consultants entitling them to purchase 75,000 common shares at a price of $0.85 per share to October 5, 2009.  These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $28,603 being recorded, representing the fair value of the options vested during the period.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.36% and an expected volatility of 79%.

On December 4, 2007, the Company granted stock options to a consultant entitling him to purchase 200,000 common shares at a price of $0.80 per share to December 4, 2009.  These options vest over a one-year period.  The total fair value of $59,990 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.78% and an expected volatility of 82%.  The granting of these options resulted in a stock based compensation expense of $54,991 being recorded in 2008, representing the fair value of the options vested during the year.  These options were cancelled during the fourth quarter of fiscal 2008, after they had fully vested.

NOTE 5.

SHARE CAPITAL (continued)

Stock Options (continued)

On April 2, 2008, the Company granted stock options to a consultant entitling them to purchase 200,000 common shares at a price of $0.41 per share to April 2, 2010.  These options vest over a one-year period.  The total fair value of $41,414 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.90% and an expected volatility of 90%.  The granting of these options resulted in a stock based compensation expense of $27,609 being recorded in the year, representing the fair value of the options vested.  These options were cancelled during the fourth quarter of fiscal 2008.  The fair value of the cancelled and unvested options was $13,805.

On August 1, 2008, the Company granted stock options to directors, officers and consultants entitling them to purchase 1,150,000 common shares at a price of $0.35 per share to August 1, 2011.  These options vested immediately.  The total fair value of $219,996 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 3.03% and an expected volatility of 96.7%.  The granting of these options resulted in a stock based compensation expense of $219,996 being recorded in the year.

On October 31, 2008, the Company granted stock options to directors, officers and consultants entitling them to purchase 575,000 common shares at a price of $0.17 per share to October 31, 2011.  These options vested immediately.  The total fair value of $66,046 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 2.33% and an expected volatility of 117%.  The granting of these options resulted in a stock based compensation expense of $66,046 being recorded in the year.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2006	1,075,000	$ 0.47	1.00 years
Options granted	1,625,000	0.98	-
Options exercised	(500,000)	0.43	-
Options cancelled and expired	(50,000)	0.60	-

Balance, December 31, 2007	2,150,000	0.86	1.75 years
Options granted	1,925,000	0.30	-
Options cancelled and expired	(2,225,000)	0.82	-

Balance, December 31 , 2008	1,850,000	$ 0.34	2.58 years

The weighted average grant date fair value of options granted during the year was $0.17 (2007: $0.44).

The following incentive stock options were outstanding and exercisable at December 31, 2008:

Number of options outstanding	Exercise Price	Expiry Date	Number of options exercisable
50,000	$1.09	April 5, 2009	50,000
75,000	0.85	October 5, 2009	75,000
1,150,000	0.35	August 1, 2011	1,150,000
575,000	0.17	October 31, 2011	575,000
1,850,000			1,850,000

NOTE 5.

SHARE CAPITAL (continued)

Stock Options (continued)

The following incentive stock options were outstanding and exercisable at December 31, 2007:

Number of options outstanding	Exercise Price $	Expiry Date	Number of options exercisable
200,000	0.70	February 23, 2008	200,000
25,000	0.85	March 30, 2008	25,000
300,000	0.35	September 5,2008	300,000
50,000	1.09	April 5, 2009	50,000
875,000	1.05	July 27, 2010	875,000
200,000	1.05	July 27, 2009	50,000
225,000	0.81	August 30, 2009	56,250
75,000	0.85	October 5, 2009	75,000
200,000	0.81	December 6, 2009	Nil
2,150,000			1,631,250

The following table summarizes information about the weighted-average grant date fair value of non vested stock options:

		Weighted
	Non vested	Average Grant Date
	Options	Fair Value
Balance, December 31, 2006	-	$ -
Granted, April 5, 2007	50,000	0.47
Granted, July 27, 2007	875,000	0.51
Granted, July 27, 2007	200,000	0.42
Granted, August 30, 2007	225,000	0.31
Granted, October 5, 2007	75,000	0.38
Granted, December 4, 2007	200,000	0.38
Vested	(1,106,250)	0.49
Balance, December 31, 2007	518,750	0.34
Vested	(518,750)	(0.34)
Balance, December 31, 2008	-	$ -

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2006	1,977,558	$ 0.82	0.97 years
Warrants issued	5,023,095	1.29	-
Warrants exercised	(826,918)	0.57	-
Warrants cancelled and expired	(10,640)	0.70	-

Balance, December 31, 2007	6,163,095	1.23	0.79 years
Warrants issued	250,000	0.40	-
Warrants cancelled and expired	(6,163,095)	1.23	-

Balance, December 31, 2008	250,000	$ 0.40	1.45 years

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

On June 15, 2008, the Company issued warrants to a consultant for investment banking and other services for a term of one year, entitling them to purchase 250,000 common shares at a price of $0.40 per share to June 16, 2010.  These warrants vested on a monthly basis over a one year period.  The total fair value of $40,718 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.40% and an expected volatility of 87%.  The issuance of these warrants resulted in a stock based compensation expense of $123,752 being recorded in the year, representing the fair value of the warrants vested.  The remaining $16,966 will never be recorded as the consultant ceased to provide services as of January 1, 2009.

The following warrants to acquire common shares were outstanding at December 31, 2008:

Number Of Warrants	Exercise Price	Expiry Date

250,000	$0.40	June 16, 2010 (cancelled subsequent to the period)

The following warrants to acquire common shares were outstanding at December 31, 2007:

	Number Of Warrants	Exercise Price	Expiry Date

Warrants	984,000	$1.00	April 27, 2008
	156,000	$1.00	May 17, 2008
	637,500	$1.30	November 14, 2008
	2,849,785	$1.30	November 24, 2008
	814,500	$1.30	November 28, 2008
	27,500	$1.30	December 4, 2008

Agents’ Warrants	67,500	$1.20	November 14, 2008
	495,000	$1.20	November 24, 2008
	131,310	$1.20	November 28, 2008

	6,163,095

NOTE 6.

INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2008	2007	2006

Loss before taxes for the year	$ (1,412,762)	$ (1,093,554)	$ (722,158)
Expected income tax recovery at blended rate	31%	34%	34%
	(437,956)	(371,808)	(245,534)
Non-deductible items	140,109	244,445	118,119
Items deductible for tax purposes	-	(66,600)	(2,865)
Other	280,234	-	-
Change in valuation allowance	(246,135)	193,963	130,280

Future income tax recovery	$ (263,748)	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2008	2007

Non-capital losses	$ 552,237	$ 726,100
Equipment	1,548	1,800
Resource properties	149,031	125,800
Share issuance costs	144,049	239,300

	846,865	1,093,000
Valuation allowance	(846,865)	(1,093,000)

Net future tax assets	$ -	$ -

The Company has non-capital losses of approximately $2,209,000 (2007: $2,106,000) which may be available to offset future income for Canadian income tax purposes which expire over the next twenty years.  In addition, there are resource-related expenditures of approximately $741,000 (2007: $748,000) which may be used to offset future taxable Canadian resource income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.  Due to the uncertainty of realization of these loss carryforwards and resource pools, the benefits have not been reflected in the financial statements as the Company has provided a full valuation allowance for the potential future tax assets resulting from these loss carryforwards and resource pools.

NOTE 7.

SUPPLEMENTARY CASH FLOW DISCLOSURE

	2008	2007	2006
Cash paid for: Interest	$-	$ -	$ -
Income taxes	$-	$ -	$ -

Other Non-Cash Transactions:

During the year ended December 31, 2006, the Company issued 100,000 common shares for mineral properties at a value of $0.40 per share.  Refer to Note 3.

During the year ended December 31, 2007, the Company issued 200,000 common shares for mineral properties at a value of $1.21 per share.  Refer to Note 3.

During the year ended December 31, 2008 the Company issued 100,000 common shares for mineral properties at an average value of $0.30 per share.  Refer to Note 3.

During the year ended December 31, 2008, the Company incurred mineral property expenditures of $32,693 included in accounts payable.

See also Note 5.

NOTE 8.

SEGMENTED INFORMATION

The Company's income, loss and assets are located in the following geographic locations:

	Canada	United States	Consolidated
December 31, 2008
Interest income	$273,890	$-	$273,890
Net loss	$(1,084,476)	$(64,538)	$(1,149,014)
Identifiable assets	$5,331,065	$4,651,059	$9,982,114
December 31, 2007
Interest income	$222,290	$-	$222,290
Net loss	$(1,043,158)	$(50,396)	$(1,093,554)
Identifiable assets	$8,345,733	$2,455,349	$10,801,082
December 31, 2006
Interest income	$19,458	$-	$19,458
Net loss	$(504,033)	$(218,125)	$(722,158)
Identifiable assets	$1,406,497	$870,083	$2,276,580

NOTE 9.

RISK MANAGEMENT

Management of Industry Risk

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation causing the other party to incur a financial loss.  The Company is exposed to credit risks arising from its cash holdings and GST recoverable.  The Company manages credit risk by placing cash with major Canadian financial institutions.  GST recoverable is due from the Federal Government of Canada.  Management believes that credit risk related to these amounts is nominal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due.  To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: currency risk, interest rate risk and price risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar.  There is moderate currency risk to the Company as some mineral property interests are located in the United States.

The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.  The Company does not engage in any form of derivative or hedging instruments to reduce its foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

NOTE 10.

CAPITAL MANAGEMENT

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, retained earnings and accumulated other comprehensive income. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank-sponsored instruments.  This strategy is unchanged from 2007.

The Company is not subject to externally imposed capital restrictions.

NOTE 11.

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

b)

Statement of stockholders’ equity:

US accounting standards require a separate Statement of Stockholders’ Equity disclosing historical transactions from inception.  The information required in this statement is otherwise presented in the current and prior notes to the financial statements.

c)

Mineral property costs:

Under Canadian GAAP, mineral property acquisition, exploration and development costs may be deferred and amortized as disclosed in Note 2.  Under US GAAP, pursuant to EITF 04-2, mineral rights are classified as tangible assets and accordingly acquisition costs are capitalized as mineral property costs.  Generally accepted accounting principles require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.  During 2008 management reconsidered the guidance in EITF 04-2 whereby mineral property acquisition costs, including option payments, should be  considered as tangible property costs and accordingly are  capitalized for US accounting purposes. The Company has amended the disclosures for prior years to retroactively apply this revised interpretation of the accounting guidance.

Under US GAAP mineral property exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.  As of the date of these financial statements, the Company has determined that all exploration costs should be expensed under US GAAP. To date the Company has not established any proven or probable reserves on its mineral properties.

The Company has adopted the provisions of SFAS No. 143 “Accounting for Asset Retirement Obligations” which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other disposal of long-term tangible assets arising from the acquisition, construction or development and for normal operations of such assets. As of December 31, 2008, any potential costs related to the retirement of the Company’s mineral property interests have not yet been determined.

d)

Stock-based compensation

The Company has previously granted stock options to certain directors, employees and consultants.  Under Canadian GAAP, prior to 2003, no compensation expense was recorded in connection with the granting of stock options.  Under previous US GAAP, the Company accounted for stock-based compensation in respect of stock options granted to directors and employees using the intrinsic value based method in accordance with APB Opinion No. 25.  Stock options granted to non-employees were accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”).  Commencing January 1, 2003, under Canadian GAAP the Company expenses the fair value of all stock options granted and under US GAAP has elected to prospectively change its accounting policy to account for all stock options granted in accordance with SFAS 123.  On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123.  SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”.  SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.  As a result, effective January 1, 2003, there was no material difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP.

NOTE 11.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e)

Summary of financial statement information

The effect of the accounting differences for mineral property costs and stock-based compensation are as follows:

Consolidated Balance Sheets	Year ended December 31,			Cumulative from April 25, 1994 (inception)
	2008	2007	2006	to December 31, 2008
	$	$	$	$
Total assets, Canadian GAAP	9,982,114	10,801,802	2,276,580
Mineral property exploration costs	(4,039,232)	(1,699,055)	(663,791)
Total assets, US GAAP	5,942,882	9,102,747	1,612,789

Deficit, Canadian GAAP	(4,756,8665)	(3,607,852)	(2,514,298)	(4,756,866)
Mineral property exploration costs	(4,039,232)	(1,699,055)	(663,791)	(4,039,232)
Stock-based compensation	(6,611)	(6,611)	(6,611)	(6,611)
Deficit, US GAAP	(8,802,709)	(5,313,518)	(3,184,700)	(8,802,709)

Consolidated Statements of Operations
Net loss, Canadian GAAP	(1,149,0143)	(1,093,554)	(722,158)	(4,756,866)
Mineral property exploration costs	(2,340,177)	(1,092,362)	(163,553)	(4,039,232)
Stock-based compensation	-	-	-	(6,611)
Net loss, US GAAP	(3,489,191)	(2,185,916)	(885,711)	(8,859,538)

Basic net loss per share, US GAAP	(0.16)	(0.13)	(0.08)

Consolidated Statements of Cash Flows

Cash used in operating activities, Canadian GAAP	(369,717)	(599,581)	(387,388)	(2,477,490)
Interest in unproven mineral properties	(2,340,177)	(1,092,3662)	(163,553)	(5,132,599)
Cash used in operating activities, US GAAP	(2,709,894)	(1,691,943)	(550,941)	(7,694,159)

Cash used in investing activities, Canadian GAAP	(2,914,050)	(1,449,169)	(203,836)	(5,632,287)
Interest in unproven mineral properties	2,340,177	1,092,362	163,553	5,025,716
Cash received (used) in investing activities, US GAAP	(573,873)	(356,807)	(40,283)	(606,571)

Net cash provided by financing activities, Canadian GAAP and US GAAP	-	8,829,677	905,700	4,931,208

NOTE 11.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent accounting pronouncements:

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

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”.  SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted.  The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

Item 18.

Financial Statements

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

Item 19.

Exhibits

The following exhibits are filed as part of this Annual Report:

1.

Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles and Bylaws (1)

4.

Material Contracts

(a)

Management Agreement dated May 8, 2002 between Vancan Capital Corp. and West Oak Capital Group Ltd. (2)

(b)

Option Agreement dated May 17, 2004 between MAX Resource Corp. and Zazu Exploration, Inc. to acquire an interest in the Gold Hill Project near Cantwell, Alaska. (3)

(c)

Mineral Property Option Agreement with Alberta Star Development Corp. to acquire up to a 50% interest in the MacInnis Lake Uranium Property dated April 1, 2005. (3)

(d)

Mineral Property Option Agreement between the Wendt Family Trust and the Company dated May 9, 2006 optioning 100% of the Diamond Peak Property to the Company. (4)

(e)

Mineral Property Option Agreement between Kokanee Placer Ltd. and the Company dated May 15, 2006 granting Kokanee Place Ltd. the right to acquire up to a 51% interest in the Diamond Peak Property. (4)

(f)

Agreement dated September 22, 2005 between the Company and Applied Geological Services, Inc. regarding the acquisition by the Company of the C de Baca Project claims. (4)

(g)

Agreement dated April 4, 2007 between NUSTAR Exploration LLC and the Company for the acquisition of the mineral claims in Colorado Plateau, Arizona. (5)

(h)

Mineral Property Option Agreement dated September 10, 2007 between Energex LLC and us to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (6)

(i)

Mineral Property Option Agreement between MSM LLC and us dated December, 2007 to acquire a 100% interest in the East Manhattan Wash claims in the Manhattan Mining District, Nye County, Nevada. (6)

(j)

Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated June 9, 2008 to acquire a 60% interest in the Indata project located in North Central B.C. (6)

(k)

Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated June 9, 2008 to acquire a 60% interest in and the Howell property in southeastern B.C. (6)

(l)

Consulting Agreement dated October 1, 2008 between MAX Resource Corp. and West Oak Capital Group, Inc.

(m)

Consulting Agreement dated October 1, 2008 between MAX Resource Corp. and Clarence Wendt;

8.

Subsidiary of the Company

12.1

Section 302 Certification of CEO

12.2

Section 302 Certification of CFO

13.1

Section 906 Certification of CEO and CFO

(1)

 incorporated by reference from our Form 20-F that was originally filed with the commission on June 8, 2001.

(2)

incorporated by reference from our Form 20-F that was originally filed with the commission on June 27, 2003.

(3)

 incorporated by reference from our Form 20-F that was originally filed with the commission on June 29, 2005.

(4)

 incorporated by reference from our Form 20-F that was originally filed with the commission on June 30, 2006.

(5)

 incorporated by reference from our Form 20-F that was originally filed with the commission on July 2, 2007.

(6)

 incorporated by reference from our Form 20-F that was originally filed with the commission on June 25, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  April 21, 2009

By:

/s/ Stuart Rogers

       Stuart Rogers, Chief Executive Officer

By:

/s/ Chris Cherry

       Chris Cherry , Chief Financial Officer