Form 20-F
period 2009-12-31
MAX RESOURCE CORP.
filed 2010-04-02
CIK 1116548

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2009
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  21,699,230 common shares as at December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No o

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

Form 20-F Annual Report

Table of Contents

CONTENTS

Table of Contents

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

Item 2.

Offer Statistics and Expected Timetable

Item 3.

 Key Information

3.A

Selected Financial Data

3.B.        Capitalization and Indebtedness

3.C.        Reasons for the Offer and Use of Proceeds

3.D.

Risk Factors

Item 4.  Information on the Company

4.A

History and Development of the Company

4.B

Business Overview

4C

Organizational Structure

4.D

Property, Plant and Equipment

Item 4.A

Unresolved Staff Comments

Item 5.  Operating and Financial Review and Prospects

5.A

Operating Results

5.B

Liquidity and Capital Resources

5.C

Research and Development, Patents and Licenses, etc.

5.D

Trend Information

5.E

Off-balance Sheet Arrangements

5.F

Tabular Disclosure of Contractual Obligations

Item 6.  Directors, Senior Management and Employees

6.A

Directors and Senior Management

6.B.

Compensation of Directors

6.C

Board Practices

6.D

Employees

6.E

Share Ownership

Item 7.

 Major Shareholders and Related Party Transactions

7.A

Major Shareholders

7.B

Related Party Transactions

7.C

Interests of Experts and Counsel

Item 8.

 Financial Information

8.A

 Consolidated Statements and other Financial Information

8.B

Significant Changes

Item 9.

 The Offer and Listing

9.A

Offer and Listing Details

9.B.

Plan of Distribution

9.C.

Markets

Item 10.

Additional Information

10.A

Share Capital

10.B

Memorandum and Articles of Association

10.C

Material Contracts

10.D

Exchange Controls

10.E

Taxation

10.F     Dividends and paying agents

10.G

Statement by experts

10.H

Documents on Display

10.I     Subsidiary Information

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

Item 12.

Description of Securities Other than Equity Securities

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15T.

Controls and Procedures

Item 16.

16A.

Audit Committee Financial Expert

16.B

Code of Ethics

16.C

Principal Accountant Fees and Services

16.D

Exemptions from the Listing Standards for Audit Committees

16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

16.F

Change in Registrant’s Certifying Accountant

16.G

Corporate Governance

PART III

FINANCIAL STATEMENTS

Item 17.

Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

LIABILITIES

SHAREHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Item 18.

Financial Statements

Item 19.

Exhibits

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•

risks related to our status as a passive foreign investment company for U.S. tax purposes;

•

risks related to our history of operating losses;

•

risks related to our lack of production history;

•

risks related to our limited financial resources;

•

risks related to our need for additional financing;

•

risks related to competition in the mining industry;

•

risks related to increased costs;

•

risks related to possible shortages in equipment;

•

risks related to mineral exploration activities;

•

risks related to our lack of insurance for certain activities;

•

risks related to all our properties being in the exploration stage;

•

risks related to uncertainty that our properties will ultimately be developed;

•

risks related to our management’s limited experience in mineral exploration;

•

risks related to fluctuations in precious and base metal prices;

•

risks related to the possible loss of key management personnel;

•

risks related to possible conflicts of interest;

•

risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•

risks related to governmental and environmental regulations;

•

risks related to our ability to obtain necessary permits;

•

risks related our status as a foreign corporation;

•

risks related to current economic conditions; and

•

other risks related to our securities.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “Risk Factors”, “Information on the Company” and “Operating and Financial Review and Prospects” and in the exhibits attached to this Annual Report on Form 20-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

All references in this Report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “MAX” refer to MAX Resource Corp. and its subsidiary.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

Certain disclosure in this Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

“Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

Unless otherwise indicated, all references in this annual report are to Canadian dollars.

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Canadian Dollars Per U.S. Dollars
	2009	2008	2007	2006	2005	2004
Average for the period	0.8760	0.9441	0.9348	0.8820	0.8259	0.7697
Low for the period	0.9755	1.0289	1.0905	0.9099	0.8690	0.8493

For the Month of
	February 2010	January 2010	December 2009	November 2009	October 2009	September 2009
High for the period	0.9283	0.9350	0.9304	0.9234	0.9123	0.9007
Low for the period	0.9642	0.9780	0.9647	0.9590	0.9755	0.9442

The noon exchange rate on March 30, 2010 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$0.9815.

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.

Offer Statistics and Expected Timetable

Not applicable

Item 3.

Key Information

We were incorporated as Proven Capital Corp. on April 25, 1994 under the Business Corporations Act of Alberta (the “BCA”).  We changed our name to Cedar Capital Corp. on January 10, 1995 and subsequently to Vancan Capital Corp. on February 12, 2002.  On May 14, 2004, we changed our name to Max Resource Corp.  On June 27, 2007 we were registered as an extra-provincial company with the Registrar of Companies in British Columbia, pursuant to the Business Corporations Act of British Columbia (“BCABC”.

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

Selected Financial Data

(Cdn$ in 000, except per share data)	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04

Revenue	Nil	Nil	Nil	Nil	Nil	Nil
Net Income(Loss)Cdn. GAAP	($4,660)	($1,149)	($1,094)	($722)	($464)	($209)
Earnings(Loss) Per Share Cdn GAAP	($0.22)	($0.05)	($0.06)	($0.07)	($0.06)	($0.04)

Net Income(Loss) US GAAP	($4,973)	($3,490)	($2,186)	($886)	($1,088)	($693)
Earnings (Loss) Per Share US GAAP	($0.23)	($0.16)	($0.13)	($0.08)	($0.14)	($0.13)

Dividends Per Share Cdn GAAP	0	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0	0

Working Capital	$3,093	$4,345	$7,852	$846	$560	($57)
Mineral Properties Cdn GAAP	$2,142	$5,463	$2,886	$1,371	$1,305	$682
Mineral Properties US GAAP	$644	$1,424	$1,187	$708	$656	$350
Long Term Debt Cdn GAAP	0	0	0	0	0	0

Shareholder’s Equity Cdn GAAP	$5,268	$9,836	$10,767	$2,218	$1,865	$625
Shareholders’ Equity US GAAP	$3,762	$5,790	$9,061	$1,548	($554)	($63)
Total Assets Cdn GAAP	$5,325	$9,983	$10,801	$2,276	$1,895	$687
Total Assets US GAAP	$3,826	$5,943	$9,103	$1,613	$590	$6

There are several material differences between Canadian GAAP and U.S. GAAP that are applicable to the financial information disclosed or summarized herein.  Reference is made to Note 13 in the attached financial statements for an explanation of material differences between Canadian GAAP and U.S. GAAP.

See “Currency and Exchange Rates” for disclosure of exchange rates between Canadian dollars and United States dollars.  Unless indicated otherwise, all references to dollars in this annual report are to Canadian dollars.

3.B.        Capitalization and Indebtedness

Not Applicable

3.C.        Reasons for the Offer and Use of Proceeds

Not Applicable

3.D.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $4,660,805 for the fiscal year ended December 31, 2009 and losses of $1,149,013 and $1,093,554 for the fiscal years ended December 31, 2008 and 2007, respectively.   As of December 31, 2009, we had a cumulative deficit of $9,417,671 (December 31, 2008: $4,756,865).  There can be no assurance that either the Company or our subsidiary will achieve profitability in the future or at all.

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

As at December 31, 2009, we had cash and cash equivalents on hand of $3,118,960.  We have sufficient working capital to fund our exploration activities on our mineral properties through fiscal 2010.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  While we believe we have sufficient working capital to fund our activities through our 2010 fiscal year, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral properties we acquire.

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

Competition in the precious and base metals mining industry is primarily for mineral rich properties which can be developed and exploited economically; the technical expertise to find, develop, and produce such properties; the labor to operate the properties; and the capital for the purpose of funding such properties.  Many competitors not only explore for and mine precious and base metals and minerals but conduct refining and marketing operations on a worldwide basis.  Such competition may result in our being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties.  Our inability to compete with other mining companies for these resources may have a material adverse effect on our results of operation and business.  There can be no assurance that our exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

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

Differences in U.S. and Canadian reporting of reserves and resources

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

Recent market events and conditions

Throughout 2008 and 2009, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many smaller companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

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

A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to,

•

consumer spending,

•

employment rates,

•

business conditions,

•

inflation,

•

fuel and energy costs,

•

consumer debt levels,

•

lack of available credit,

•

the state of the financial markets,

•

interest rates,

•

and tax rates may adversely affect our growth and profitability.

Specifically:

The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity; the volatility of gold prices may impact our potential revenues, profits and cash flow; volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and the devaluation and volatility of global stock markets impacts the valuation of our equity securities

These factors could have a material adverse effect on our financial condition and results of operations.

The trading market for our shares is not always liquid.

Although our shares trade on the TSX Venture Exchange, the Frankfurt Stock Exchange and the FINRA OTC Bulletin Board, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.  In addition, trading volumes in our common shares can be volatile and if the trading volume of our common shares experiences significant changes, the price of our common shares could be adversely affected.  The price of our common shares could also be significantly affected by factors, many of which are beyond our control.

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

Our Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that we believe we were a passive foreign investment company (“PFIC”) for the year ended December 31, 2009, and may continue to be a PFIC in future years.   If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to our shares.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.  This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain U.S. Federal Income Tax Considerations.”  Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

We may be affected by internal control and auditor attestation rules under the Sarbanes-Oxley Act of 2002

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have provided a report by management on our internal control over financial reporting in this Annual Report.  Effective December 31, 2010 we will also be required to furnish our auditor’s attestation on the effectiveness of our internal control over financial reporting.  Any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

We have evaluated our internal control over financial reporting and have concluded that our internal control over financial reporting is effective.  Our auditors have not conducted the evaluation necessary to provide an attestation report on the effectiveness of our internal control over financial reporting.  During an auditor’s evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective. If our auditor’s are unable to attest that our internal control over financial reporting is effective as of December 31, 2010, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

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

We are incorporated under the laws of the Province of Alberta, Canada and registered extra-provincially in the Province of British Columbia, Canada.  All of our directors and officers are residents of Canada, with the exception of Clancy Wendt (who resides in the United States), and part of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon  judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

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

On June 27, 2007 we were registered as an extra-provincial company with the Registrar of Companies in British Columbia, pursuant to the Business Corporations Act of British Columbia.

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

Principal Expenditures And Divestitures

Since the beginning of the last three financial years, our principal capital expenditures and divestitures have been comprised principally of the acquisition, exploration and abandonment or disposition of our mineral properties, as described below.

Mineral Properties Now Held

Table Top Gold Project (Nevada)

On September 1, 2009 we entered into an Option Agreement with Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration, granting us an option (the “Option”) to acquire a 100% interest in the Table Top gold project claims (“Table Top Project”) in Humboldt County, Nevada for the sum of US$300,000 (the “Purchase Price”) and a 3% NSR Royalty, 1% of which can be repurchased for US$1 million.  The Table Top Project consists of 149 claims and is located 10 miles northwest of the town of Winnemucca, Nevada.  Under the terms of the agreement we are required to make the following rental payments (the “Rental Payments”) are required in order to maintain the Option in good standing:

Date	Payment Amount (USD)
Upon execution of the Agreement (September 1, 2009)	$5,000 (paid)
On the First anniversary of the Agreement (September 1, 2010)	$25,000
On the Second anniversary of the Agreement (September 1, 2011)	$35,000
Each anniversary thereafter	$50,000

In December 2009 we spent a total of $9,647 in consulting fees and also filed permit applications for a 16 hole diamond drill program to be conducted on the property.  Prior to commencing the drilling program we plan to undertake a 12 trench project to expose the bed rock for sampling.  See “Special Notes regarding Forward Looking Statements”.  See Item 4.D, “Property, Plant and Equipment – Table Top Project”.

East Manhattan Wash gold project (Nye County, Nevada)

In December, 2007, we entered into an option agreement in conjunction with Max Resource, Inc., our wholly owned Nevada subsidiary, to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The property is comprised of 119 claims and is located 40 miles north of the town of Tonopah, Nevada. We made a cash payment of US$28,000 to MSM LLC and, in accordance with the terms of the option agreement, are required to make the following option payments:

Date

Payment Amount

Upon execution of the option agreement

$28,000 (U.S.) (paid)

First anniversary of effective date (December 4, 2008

$20,000 (U.S.) (paid)

Second anniversary of effective date (December 4, 2009)

$25,000 (U.S.) (paid)

Third anniversary of effective date (December 4, 2010)

$40,000 (U.S.)

Fourth anniversary of effective date (December 4, 2011)

$50,000 (U.S.)

Fifth anniversary of effective date (December 4, 2012)

$100,000 (U.S.)

In addition we are required to make exploration expenditures totalling US$700,000 on the EMW claims in the second to fifth years, as follows:

•

on or before December 4, 2009,

US$50,000;

•

on or before December 4, 2010,

a furtherUS$150,000

•

on or before December 4, 2011,

a further US$200,000

•

on or before December 4, 2012,

a further US$300,000

The EMW Property is subject to a 3% NSR royalty.  The option may be exercised by making all of the above option payments and exploration expenditures.  Upon full exercise of the option, we will own 100% of the project.

We made the following expenditures on this property during the fiscal years ending December 31, 2008 and 2009:

	2009	2008
Drilling and assays	$ 12,763	$ 756
Geological consulting	35,133	7,688
Field expenses	5,552	1,214
	$ 53,448	$ 9,658

See Item 4.D, “Property, Plant and Equipment – East Manhattan Wash Gold Project”.

 Howell/Crowsnest Gold Project (British Columbia)

On June 9, 2008, we entered into an option agreement with Eastfield Resources Ltd. (“Eastfield”) whereby we can earn up to a 60% interest in the Howell Gold Project located one hour south of the town of Sparwood (by gravel road) in Southeast B.C.  Eastfield has the right to earn a 100% interest in the Howell property through an amended 1999 option agreement with Teck Cominco Metals Limited (“TCML”) and Goldcorp Inc. (“GI”) whereby outstanding commitments include a final exploration expenditure totaling $423,759 and cash payments of $100,000 to each of TCML and GI due by August 31, 2010.

 On July 24, 2009, we entered into an amending agreement with Eastfield, amending the June 9, 2008 Howell agreement to allow us to earn a 60% interest in the Howell Gold Project (“Howell Property”) and/or the Crowsnest Mineral Property (“Crowsnest Property”) projects over a four year period.  The Crowsnest Property is comprised of 14 claims totaling 3,163 hectares and is located approximately 10 km southeast of the Howell property.

The terms of our option agreement (as amended) with Eastfield are as follows:

Property	Date	Cash Payment Amount	Issuance of Shares

Combined Howell Property & Crowsnest Property	On signing amending agreement (July 24, 2009)	$10,000 (paid)
	On signing amending agreement (July 24, 2009)		50,000 common shares (Issued)
	On or before 1st anniversary date (June 30, 2010)	$20,000	OR 50,000 common shares
	On or before June 30, 2011	$30,000
Howell Property	On or before August 31, 2010	$120,000*
Howell Property	On or before June 30, 2012	$40,000	200,000 Common shares
Crowsnest Property	On or before June 30, 2012	$40,000	200,000 Common shares
Howell Property	On or before June 30, 2013	$50,000	200,000 Common shares
Crowsnest Property	On or before June 30, 2013	$50,000	200,000 Common shares

*our portion of the $200,000 payment due to GI and TCML by August 31, 2010 pursuant to Eastfield’s underlying agreement with them.

In addition we are required under the agreement to make exploration expenditures as follows:

In the first and second years, $400,000 on the combined Howell and Crowsnest properties  as follows:

•

on or before June 30, 2010, $150,000;

•

on or before June 30, 2011, a further $250,000;

In the third and fourth years, $701,000 on the Howell Property as follows:

•

on or before June 30, 2012, $1.00

•

on or before June 30, 2013, a further $700,000

In the third and fourth years, $1,050,000 on the Crowsnest Property as follows:

•

on or before June 30, 2012 $350,000

•

on or before June 30, 2013, a further $700,000.

During the year ended December 31, 2008, we spent a total of $455,407 on the Howell Property as follows: drilling and assays: $238,709; geological consulting: $59,222; and field  expenses: $157,476.  During the year ended December 31, 2009, we spent a total of $3,078 for geological consulting fees on the Howell property, and we claimed a BC Mining Tax recovery in the amount of $20,684.  We also spent a total of $248,429 on exploration of the Crowsnest property, comprised of drilling and assays ($112,088), geological consulting ($52,524), and field expenses ($83,817) during 2009.

Subsequent to December 31, 2009, the Government of British Columbia announced that it intends to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  The Company has been contacted by the Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation.  See Item 4.D, “Property, Plant and Equipment – Howell/Crowsnest Property”.

Ravin Molybdenum/ Tungsten Property (Lander County, Nevada):

On September 10, 2007, we entered into an option agreement to acquire a 100 % interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration for the sum of US$300,000 (the “Purchase Price”).

The following rental payments (the “Rental Payments”) are required in order to maintain the Option:

Date	Payment Amount
Upon execution of the option agreement	$5,000.00 USD (paid)
First anniversary of effective date (September 10, 2008)	$25,000.99 USD (paid)
Second anniversary of effective date (September 10, 2009)	$35,000.00 USD (paid)
Each anniversary thereafter	$50,000.00 USD

The option may be exercised at any time by payment of the Purchase Price and grant of a 3% NSR, 1% of which can be repurchased for US$1 million (the “Royalty”).

During the year ended December 31, 2008 we spent a total of $479,720 on exploration of the Ravin property comprised of drilling and assay costs ($257,384), geological consulting fees ($119,206), and field expenses ($94,601).  During the year ended December 31, 2009 we spent a total of $17,930 on exploration of the Ravin property comprised of drilling and assay costs ($3,939), geological consulting fees ($12,930), and field expenses ($1,071).  See Item 4.D, “Property, Plant and Equipment – Ravin Molybednum/Tungsten Property”.

Diamond Peak Property (Nevada)

On May 9, 2006, we announced that we had entered into an Option Agreement to acquire an option (the “Option”) to purchase a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property” for the sum of US$300,000 (the “Purchase Price”) plus a 3% NSR, 1% of which can be repurchased for US$1 million (the “Royalty”), from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration.

Under the terms of the Option Agreement, we issued 100,000 shares of the Company to the Wendt Family Trust and must make the following rental payments (the “Rental Payments”) in order to maintain the Option:

Date	Payment Amount (U.S funds)
Upon execution of the option agreement (May 9, 2006)	$25,000 (paid)
First anniversary of effective date (May 9, 2007)	$35,000 (paid)
Second anniversary of effective date (May 9, 2008)	$45,000 (paid subsequent to the period)
Third anniversary of effective date (May 9, 2009)	$50,000 (paid subsequent to the period)
Each anniversary thereafter	$50,000 (paid May 9, 2009)

The option may be exercised at any time by payment of the Purchase Price and grant of the Royalty.  We are required to make minimum annual advance royalty payments of US$50,000 after exercise until commencement of sustained commercial production, with such payments being credited against the Royalty.  The Rental Payments are not credited against the Royalty or the Purchase Price, but are not payable after the Option is exercised.

We entered into a mineral property option agreement on May 15, 2006, amended effective September 30, 2009, with Kokanee Placer Ltd. (“Kokanee Placer”), a British Columbia company, whereby we granted to Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 common shares of “Kokanee Minerals Inc.” (“Kokanee”) (received subsequent to December 31, 2009), a public company (TSX V Symbol KOK) which exchanged its shares for Kokanee Placer in conjuction with its public listing (completed in January, 2010).

To maintain this agreement in good standing, Kokanee has agreed to make the following annual payments and share issuances to the Company:

By May 15, 2007 pay US$35,000 to the Company (received) and 200,000 Kokanee shares (received subsequent to December 31, 2009);

Five days after listing of Kokanee’s common shares on the TSX Venture Exchange, pay US$95,000 and issue 300,000 Kokanee shares to the Company (received subsequent to December 31, 2009);

On or before May 9, 2010 and on each anniversary thereof up to and including May 9, 2016, pay US$50,000 to the Company; and

On commencement of commercial production, issue 1,000,000 Kokanee shares to the Company;

The Option granted to Kokanee is also subject to Kokanee completing the following yearly mineral exploration commitments on the Diamond Peak Property:

$100,000 to be spent by Kokanee in the first year of the agreement (incurred);

$300,000 in the second year; and

$600,000 in the third year.

To date, we have not made any expenditures on the Diamond Peak Property as these expenditures are the responsibility of Kokanee under the terms of our option agreement with them.  However, Kokanee completed an exploration program on the Diamond Peak Property during 2006 in order to satisfy their first year obligation of $100,000 in expenditures.   This initial exploration program included an induced polarization survey over 4 kilometers of strike length.  The results of this report have been used to identify drill targets for a drill program to be conducted in 2010.  See Item 4.D, “Property, Plant and Equipment”

C de Baca Project (New Mexico):

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

In 2007 we conducted a 14 hole drill program to follow up on historic Occidental Minerals drilling and we were successful in confirming historic uranium grades.  In March 2008 we received a Technical Report prepared by Michael G. Bersch, Phd. PG, which recommends further exploration at C de Baca that will include diamond drilling, project and regional scale geologic mapping.  During the year ended December 31, 2008 we spent $16,360 for geological consulting and $2,001 permitting on the C de Baca project. No money was spent on the project during the year ended December 31, 2009.  See Item 4.D, “Property, Plant and Equipment – C de Baca Project”.

Properties Sold, Lost or Abandoned

Longtom Property (Target Claims)

By agreement dated April 16, 2003, we obtained the right to acquire a 50% interest or “ownership” in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”) by paying $15,000 and issuing 200,000 common shares at a price of $0.38 per share.

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

Both of the Target Claims Agreements provided that we would enter into a single purpose joint venture agreement with David G. Lorne, or whoever he assigns his 50% interest to, to further explore and develop the Target Claims once we complete the exploration expenditure of our interest in each claim.  Mr. Lorne sold his 50% interest in the Target 1 and Target 2 claim to Alberta Star Development Corp., a Canadian company which trades on the TSX-Venture Exchange.  We subsequently abandoned our interest in the Target 2 claim but maintained our interest in the Target 1 claim.

During the year ended December 31, 2007, we recorded an impairment charge of $148,097 on the Target 1 Claim.  We did not spend any money on the property during 2008 or 2009.  During the fiscal year ended December 31, 2009, we elected to abandon our interest in the Target 1 claim as well. . See Item 4.D, “Property, Plant and Equipment –Longtom Property”.

The Gold Hill Property (Alaska):

On May 17, 2004, we entered into an Option Agreement with Zazu Exploration, Inc. (“Zazu”) to acquire its option to acquire a 90% interest, or “ownership”, in the Gold Hill Property near Cantwell, Alaska.   Zazu Exploration, Inc. is a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.

Under the terms of the Option Agreement, we paid $63,691 (US$48,200) and issued 100,000 shares valued at $47,000 and 100,000 warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, we issued an additional 200,000 shares effective December 31, 2004 (issued at a value of $74,000).  We issued a further 200,000 shares effective December 31, 2005 (issued at a value of $120,000) to exercise the option acquired Zazu’s right to earn a 90% interest in the Gold Hill Property under its lease with GCO Minerals, subject to a NSR of 1% and GCO’s rights under the lease, and assumed all of Zazu’s obligations under its lease with GCO Minerals Corp. (“GCO”).

We also completed the following minimum work commitments and made the following Advance Royalty Payments (in U.S. funds) as required under the GCO lease:

YEAR	WORK COMMITMENT	CUMULATIVE WORK COMMITMENT	ADVANCE ROYALTY
2004	$100,000 (incurred)	$100,000	$5,000 (paid)
2005	$150,000 (incurred)	$250,000	$15,000 (paid)
2006	Nil (deferred to 2007)	$250,000	$25,000 (paid)
2007	$250,000 (incurred)	$500,000	$25,000 (paid)
2008	$250,000 (incurred)	$750,000	$50,000 (paid)
2009	$500,000 (incurred)	$1,250,000	$75,000 (paid)
2010	$500,000 (incurred)	$1,750,000	$100,000
2011	$500,000	$2,250,000	$100,000

During the year ended December 31, 2008 we spent a total of $1,415,727 on exploration of the Gold Hill property.  This was comprised of drilling and assays of $916,983, field expenses of $281,726, geological and consulting costs of $196,384, licenses, permits and lease payments of $13,756 and travel costs of $6,878.  During the year ended December 31, 2009 we spent a total of $83,893 on exploration of the Gold Hill property.  This was comprised of field expenses of $11,928, geological and consulting costs of $51,570, licenses, permits and lease payments of $16,573 and travel costs of $3,822.  During the year ended December 31, 2009, we elected to abandon the Gold Hill property and wrote off $524,444 of acquisition costs and $2,593,472 of deferred exploration costs to operations during fiscal 2009.   Subsequent to the year ending December 31, 2009, we executed a Quit Claim Deed in favor of GCO relinquishing our right to all mineral claims staked by us in the area (GH 1 through GH 32),  thereby relinquishing our entire interest in the property.   See Item 4.D, “Property, Plant and Equipment –Gold Hill Property”.

MacInnis Lake Uranium Project (Northwest Territories):

We entered into an option agreement dated April 1, 2005, as amended April 11, 2006, (the “Option Agreement”) with Alberta Star Development Corp. (“Alberta Star”) to acquire up to a 50% interest or “ownership” in the MacInnis Lake Uranium Property, subject to a 2% NSR royalty, by

•

making cash payments totaling $30,000 (paid);

•

issuing to Alberta Star 200,000 of our shares (issued); and

•

performing exploratory work commitments totaling $2,000,000 over a five year period being

•

$250,000 on or before October 1, 2008;

•

$750,000 on or before October 31, 2009;

•

$500,000 on or before October 1, 2010 and

•

$500,000 on or before April 1, 2011.

We did not spend any money on the property during 2008 or 2009.  During the year ended December 31, 2009, we elected to abandon the MacInnis Lake property and wrote-off the remaining $1 of acquisition costs to operations. See Item 4.D, “Property, Plant and Equipment –McKinnnis Lake Uranium Project”.

NUSTAR Uranium Project (Colorado Plateau, Arizona):

On April 4, 2007, we entered into an agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

Under the terms of our agreement with NUSTAR, we purchased a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of our common stock, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.  The agreement provided that we would have the right to purchase 3% of the 4% Royalty applicable to each breccia pipe identified on the NUSTAR Claims that went into commercial production, for the sum of $1,000,000.

During the year ended December 31, 2009, we incurred $1,392 of geological consulting expenses on the Nustar project.

In September 2009, we elected to abandon the Nustar project and wrote off $497,948 of acquisition costs and $5,488 of deferred exploration costs to operations during the period.  See Item 4.D, “Property, Plant and Equipment –Nustar Uranium Project”.

Indata Gold/Copper Project (British Columbia

We acquired our interest in this property (which is located 120 kilometers north of Fort St. James, in Northern British Columbia, Canada) (the “Indata Gold/Copper Property”) by agreement dated for reference June 9, 2008 with Eastfield Resources Ltd. (“Eastfield”) which granted us an option to earn up to a 60% interest in the Indata Gold/Copper Property by making the following cash  payments, share issuances and exploration expenditures

Payments/ Shares	Due	Exploration Expenditures	Due
$10,000	On signing (paid)	$250,000	June 1, 2009 (completed)
50,000 shares	Commencement of drilling (issued)	$250,000	June 1, 2010
$20,000 or 50,000 shares	June 1, 2009	$650,000	June 1, 2011
$35,000	June 1, 2010
$55,000 AND 200,000	June 1, 2011

We spent a total of $338,478 on the property in the year ended December 31, 2008 (Drilling: $172,893; Geological Consulting: $28,898; and Field Expenses: $136,687) and spent a further $5,470 on geological consulting in 2009.

We elected to abandon this property in June, 2009 and no longer hold an interest in this property.  See Item 4.D, “Property, Plant and Equipment –Indata Gold Copper Project”.

4.B

Business Overview

During the fiscal year ended December 31, 2009, we

(i)

   collected 3 large soil sampling grids from the East Manhattan Wash Gold project and completed assays of these samples.

(ii)

entered into an amended option agreement with Eastfield to  include the Crowsnest Gold project with the Howell project, allowing us to acquire a 60% interest in both or either of the properties;

(iii)

Completed a 26 hole  reverse circulation drill program at the Crowsnest Project;

(iv)

Entered into an option agreement with Energex, LLC of Nevada, to acquire a 100% interest in the Table Top claims in Humboldt County Nevada;

(v)

Entered into an agreement with Kokanee Placer Ltd. to amend our agreement granting them an option to purchase 51% of the Diamond Peak Project;

(vi)

Elected to abandon the following projects:

a.

Gold Hill Project;

b.

MacInnis Lake Uranium Project;

c.

Nustar Uranium Project;

d.

Indata Gold/Copper Project;

e.

Longtom Property (Target Claims).

Subsequent to the fiscal year end, we were advised that the the Province of British Columbia intends to halt all mineral exploration work in the Flathead Valley where our Howell/Crowsnest Project is located.  We were subsequently contacted by government representatives to commence compensation discussions.

See “Principal Expenditures and Divestitures”.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Stuart Rogers devotes approximately 80% of his business time to our affairs.  We had a management agreement dated May 8, 2002 with a private company owned by Mr. Rogers whereby he provided management services to us for $5,000 per month.  For the period December 1, 2003 to March 31, 2005, Mr. Rogers reduced the monthly fee to $2,500 per month to conserve the Company’s working capital.  On July 1, 2007, this amount was increased to $10,000 per month to reflect a substantial increase in the amount of time that Mr. Rogers has been required to devote to the Company’s affairs since that time.

In order to more accurately reflect the time and effort spent by Mr. Rogers on the Company’s behalf, a Consulting Agreement was entered into between West Oak Consulting Group, Inc. (“West Oak) and us, effective October 1, 2008.  Mr. Rogers is the sole shareholder and key employee of West Oak.  Pursuant to the Agreement, West Oak, through its key employee who acts as our President and CEO, performs management services on our behalf, will receive $10,000 per month for a period of 24 months.  The Agreement calls for an automatic renewal for a second 24 month period in the absence of either West Oak or us providing written notice of termination of the agreement.

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

Looking forward to 2010, we anticipate that we will be able to fund our ongoing general operations through the next year from funds on hand.  However, due to the current volatility in capital markets and continued depressed commodity prices for molybdenum and uranium, we have taken steps to reduce our general and administrative costs, primarily through reductions in advertising and promotional expenses.  The resultant cost savings were evident during fiscal 2009 and will continue in subsequent periods.  We also plan to be selective in incurring exploration expenditures during fiscal 2010 through the balance of the fiscal year.  Due to the recent increase in the price of gold, we will focus our exploration efforts on those properties we consider highly prospective for gold.  This includes Table Top in Nevada, where a 16 hole drill program is permitted and scheduled to begin in April 2010, and East Manhattan Wash in Nevada, where we will continue initial exploration work in order to satisfy our work commitment for 2010 (US$150,000) and develop a drill program to be conducted later in the year, subject to permitting.  After reviewing all historic data as well as the results of our 2008 drill programs we decided to abandon a number of properties, which are outlined in Item 4A above.  While conditions in the resource sector have improved, access to capital is still limited for early stage exploration companies and we will continue to review our project portfolio and may elect to reduce or eliminate exploration expenditures or abandon certain of our properties should we not deem it fiscally prudent to satisfy these obligations when they come due.

As of March 31, 2010, we have funds on hand of approximately $2.8 Million which is expected to provide sufficient working capital to fund our exploration activities on our remaining properties through fiscal 2010, as outlined in Item 4D below. See “Special Note Regarding Forward Looking Statements”.

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

Property, Plant and Equipment

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

Mineral Properties Now Held

Table Top Gold Project (Nevada)

Nature of Interest and Terms of Acquisition

This property consists of 149 claims covering 3,420 acres located in Humboldt County, Nevada 10 miles northwest of the town of Winnemucca (the “Table Top Project”).

We hold our interest in this Property under an Option Agreement dated for reference September 1, 2009 with Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration.   Under the terms of the agreement, we have an option (the “Option” to acquire a 100% interest in the Table Top Gold Project for the sum of US$300,000 (the “Purchase Price”) and a 3% NSR Royalty, 1% of which can be repurchased for US$1 million.  We are required to make the following rental payments (the “Rental Payments”) are required in order to maintain the Option in good standing:

Date	Payment Amount (USD)
Upon execution of the Agreement (September 1, 2009)	$5,000 (paid)
On the First anniversary of the Agreement (September 1, 2010)	$25,000
On the Second anniversary of the Agreement (September 1, 2011)	$35,000
Each anniversary thereafter	$50,000

The option may be exercised at any time by payment of the Purchase Price, whereupon we will own 100% of the Property, subject to a 3% NSR royalty, 1% of which can be repurchased for US$1 million (the “Royalty”).  We are required to make minimum annual advance royalty payments of US$50,000 after exercise of the Option until commencement of sustained commercial production, with such payments being credited against the Royalty.  Rental Payments are not credited against the Royalty or the Purchase Price, but cease to be payable after the Option is exercised.

Description, Location and Access:

Table Top consists of 149 claims covering 3,420 acres located in Humboldt County, Nevada 10 miles northwest of the town of Winnemucca (the “Table Top Project”) which we hold under an Option Agreement dated for reference September 1, 2009 with Energex, Inc..  The property is comprised of the CJN 1-10 unpatented lode mining claims in section 10, T. 35 N., R. 36 E. Humboldt County, Nevada, Nevada Mining Claim BLM Numbers  NMC 0998450-0998459 inclusive.  In 2009, we staked 139 additional claims under Nevada Mining Claim BLM Numbers NMC 1017713-1017851.

The property is accessible from Interstate Highway 80 to within 1 mile of the property and by gravel road to the property itself.

There is no water or electricity available at the property site, with no surface water available within the property boundaries.

The following map indicates the location of the Table Top Project in Nevada

Table Top Project
Winnemucca
Elko
Battle Mountain
Lovelock
Reno
Fallon
Austin
Eureka
Virginia City
Carson City
Ely
Yerington
Schurz
Minden
Hawthorne
Tonopah
Pioche
Goldfield
Las Vegas
95
93
80
395
50
6
15
Table Top Project
Location Map
Humboldt County, Nevada
Major Towns
Major Highways
Secondary Roads
Table Top Project Location
N
MILES
0
50
100
Scale 1:3,200,000
1" = 50 Miles

History of Exploration and Status:

The Table Top Property is located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high grade vein-related gold systems.

During the 1980’s Gold Fields, Meridian Minerals and Sante Fe Mining conducted exploration on and around the Table Top Property.  A limited exploration program consisting of only ten reverse circulation drill holes was conducted to test anomalous, up to 1.1 g/t gold values in what was called jasperoid.  Trenches containing gold values up to 4 g/t over 5 feet were tested by the first drill hole, which contained 55 feet of 0.84 g/t Au (0.027 opt) from the surface down.  This hole was drilled vertically in a breccias zone.  The remaining nine drill holes, which were wide spaced (75 – 300 meters apart), contained little of significance.  A follow up analysis showed that the holes may have been drilled in the wrong direction and should have been drilled to the south instead of to the north.

Table Top is located in the Triassic rocks of the Raspberry formation which can be split into two general types: a north-western belt of sandstone, siltstone, and slate, locally calcareous but devoid of limestone; and a south-eastern belt of calcareous sandstone, siltstone and slate with prominent massive limestone beds 5 to 100 feet thick.  Bedding in these units trend northeast with steep dips to the southeast.

The mineralization in the Raspberry formation is generally in the form of silicification in veinlets and small pods in the limestone but in a few areas there is massive replacement of the limestone by silica.  The silica, where sampled, usually contains gold with values as high as 15.5 g/t.  Stibnite or stibnite casts can be found in the silica.

We have been issued a drill permit for a 16 hole core drill program to be commenced in April 2010, as soon as weather permits.

We believe that the Table Top area is geologically favourable for the discovery of a medium sized, high grade sedimentary style oxide gold deposit in a near surface environment.

 East Manhattan Wash gold Project (Nye County, Nevada)

Nature of Interest and Terms of Acquisition

The East Manhattan Wash property (“EMW”) is comprised of 119 claims located 40 miles north of the town of Tonopah, Nevada in the Manhattan Mining District, Nye County, Nevada.

We acquired our interest in this property by agreement dated for reference December, 2007 with MSM LLC, a Nevada corporation granting Max Resource, Inc., our wholly owned Nevada subsidiary, an option to acquire a 100 % interest in the EMW claims.

Under the terms of the option agreement we are required to make payments to MSM LLC in order to maintain the option in good standing, as follows:

DATE	PAYMENT AMOUNT
Upon execution of the Option Agreement	$28,000 USD (paid)
First anniversary of effective date (December 4, 2008)	$20,000 USD (paid)
Second anniversary of effective date (December 4, 2009)	$25,000 USD (paid)
Third anniversary of effective date (December 4, 2010)	$40,000 USD
Fourth anniversary of effective date (December 4, 2011)	$50,000 USD
Fifth anniversary of effective date (December 4, 2012)	$100,000 USD

In addition we are required to make exploration expenditures totalling US$700,000 on the EMW claims in the second to fifth years, as follows:

Date	Expenditure required
On or before December 4, 2009	$150,000 USD (fulfilled)
On or before December 4, 2010	Further $150,000 USD
On or before December 4, 2011	Further $200,000 USD
On or before December 4, 2012	Further $300,000 USD

The EMW Property is subject to a 3% NSR royalty.  Upon full exercise of the option, we will own 100% of the project.

Description, Location and Access:

On November 11, 2007 we entered into an option agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The EMW property is comprised of 133 claims (2,660 acres) located 40 miles north of the town of Tonopah, Nevada.

The EMW claims are accessible by paved road to within 1 mile of the property and by gravel road to the property itself.

There is no water or electricity available at the property site, with no surface water available within the property boundaries.

The property is comprised of the EMW 1-35, 37, 39, 41, 43-68, 75, 77, 79, 81-100, 113 and EMW 116, 118, 120, 122, 124, 126, 128, 130, 132-137, 139, 141, 143, 145, 147, 149, 151, 153, 155, 157, 159, 161, 163, 165, 169-171 unpatented lode mining claims represented by Bureau of Land Management Nevada ; Mining Claim numbers NMC 958691-958725, 977041-977093, 977094-977109, 977111, 977113, 997115, 997117, 997119, 997121, 997123, 997125, 997127, 997129, 997131, 997133, 997135,and NMC 997139-997141 inclusive. These claims were recorded on January 8, 2008.  See “Principal Expenditures and Divestitures”.

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

In March 2009, we received the results of the first bulk sample taken from the East Manhattan property.  The sample weighed 793 pounds and was crushed to particles of less than 1 mm in size, then processed on a Wilfley Table to concentrate the heavy minerals.  A fired bead produced a gold/silver “button” which weighed 2.67 grams.  This button was analyzed using x-ray analyzer and contained approximately 80% gold and 20% silver.  This is equivalent to 6.1 grams per ton of gold/silver, or 4.9 g/t of gold and 1.2 g/t of silver.

In May of 2009, three large volume soil sampling grids were completed;

The “”Gold Pit Grid”, consists of 30 soil samples of 25 meter spacing over an area of approximately 800 by 200 feet.  The original bulk taken from an existing prospector’s pit on this grid graded at 4.9 g/t gold and 1.2 g/t silver.  The geology of the Gold Pit area consists of lithic thyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

The “Old Drill Hole Grid” consists of 58 soil samples taken from an area covering approximately 900 feet by 400 feet which has been drilled by a previous operator.  As with the Gold Pit Grid described above, this grid  is located in a volcanic rhyolite lithic tuff  hosting coarse gold.

The “Gold Shaft Grid” consists of 30 soil samples on 25 meter spacing over an area of approximately 500 feet by 400 feet, with a single line running west from the main part of the grid along a ridge.  This grid is approximately 7,000 feet south of the Gold Pit grid with the geology of the area consisting of high angle, east striking altered inter-bedded phyllites, quartzites and limestones, cut by high angle, northeast striking structures.  The sediments are in contact with granite to the west.

The Gold Pit” and The “Old Dill Hole” grid were sampled first by clearing a 1 meter by 1 meter area of surface debris, and then removing the organic (A) and root (B) soil horizon.  The sample was collected and consisted of a mixture of soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was sieved to ¼ inch minus and bagged.  The holes ranged from 12 inches to 48 inches in depth.  The “Gold Shaft” holes ranged from 4 inches to 12 inches in depth.  The sampling program was designed to delineate the geometry of the native gold mineralization in these areas.

Assay results from these samplings were received in July 2009.

In the Old Drill Hole grid, where 30 samples were taken, the values ranged from nil to 0.32 ppm Au.  The mineralized zone is 1200 feet long and 600 feet wide and is open in all four directions.   Further work is now planned to define the full areal extent of mineralization in this zone.  At the Gold Pit grid the area of significant mineralization was 1000 feet long and 250 feet wide.  Again values range from nil to 0.32 ppm Au. The zone is open to the north, east and west and further work is planned for this area, which contains the old prospector’s pit where samplings graded an equivalent of 4.9 g/t Au. The Gold Shaft grid samples did not indicate a mineralized structure or an area of concentrated gold.  No real anomalous values of other trace elements were observed.  Outcrop samples of silicified zones will be sampled at a later date.

In November, additional assay results from a total of 138 samples were received from ALS Laboratory Group in Reno, Nevada relating to the two main areas of interest, the Gold Pit Grid  and the Old Drill Hole Grid, which samples now indicate are joined.  The sample holes ranged from 12 inches to 48 inches in depth.  Significant values ranging from 0.05 ppm to 1.5 ppm Au were identified.  Results of samples taken from historic prospector pits to the southeast of the Old Drill Hole grid returned high gold values (0.96 g/t) which indicates that the mineralized zone continues and may be linked to another mineralized zone sampled by us further south.

Examination of the mineralized samples from these areas superimposed on air photo images has enabled us to identify structural features, and coupled with argillic alteration seen in the sample pits, has helped to define where significant gold values may be found.

We are planning a further work program of trenching and bulk sampling in 2010 prior to commencing a drilling program on the Property.  See “Special Note on Forward Looking Statements”.

Howell Gold/Crowsnest Project (British Columbia):

Nature of Interest and Terms of Acquisition

The Howell/Crowsnest project is comprised of the Howell property, located one hour south of the town of Sparwood (by gravel road) in Southeast B.C., and the Crowsnest Property, which is  located approximately 10 km southeast of the Howell property.

We acquired our interest in the Howell/Crowsnest Project pursuant to an option agreement dated for reference June 9, 2008, as amended July 24, 2009.  Under the terms of the agreement, as amended, we have the right to earn a 60% interest in the Howell Gold Project (“Howell Property”) and/or the Crowsnest Mineral Property (“Crowsnest Property”) projects over a four year period. Eastfield has the right to earn a 100% interest in the Howell property through an amended 1999 option agreement with Teck Cominco Metals Limited (“TCML”) and Goldcorp Inc. (“GI”) by completing outstanding commitments include a final exploration expenditure totaling $423,759 and cash payments of $100,000 to each of TCML and GI due by August 31, 2010.  Eastfield holds the Crowsnest Property directly.

Under the terms of our option agreement (as amended), we are required to make the following payments and share issuances to Eastfield in order to keep the Option in good standing:

Property	Date	Cash Payment Amount	Issuance of Shares

Combined Howell Property & Crowsnest Property	On signing amending agreement (July 24, 2009)	$10,000 (paid)
	On signing amending agreement (July 24, 2009)		50,000 common shares (Issued)
	On or before 1st anniversary date (June 30, 2010)	$20,000	OR 50,000 common shares
	On or before June 30, 2011	$30,000
Howell Property	On or before August 31, 2010	$120,000*
Howell Property	On or before June 30, 2012	$40,000	200,000 Common shares
Crowsnest Property	On or before June 30, 2012	$40,000	200,000 Common shares
Howell Property	On or before June 30, 2013	$50,000	200,000 Common shares
Crowsnest Property	On or before June 30, 2013	$50,000	200,000 Common shares

*our portion of the $200,000 payment due to GI and TCML by August 31, 2010 pursuant to Eastfield’s underlying agreement with them.

In addition we are required under the agreement to make exploration expenditures as follows:

In the first and second years, $400,000 on the combined Howell and Crowsnest properties  as follows:

•

on or before June 30, 2010, $150,000; (completed)

•

on or before June 30, 2011, a further $250,000;

In the third and fourth years, $701,000 on the Howell Property as follows:

•

on or before June 30, 2012, $1.00

•

on or before June 30, 2013, a further $700,000

In the third and fourth years, $1,050,000 on the Crowsnest Property as follows:

•

on or before June 30, 2012 $350,000

•

on or before June 30, 2013, a further $700,000.

Howell Property

The Howell Gold Project is comprised of 4,760 hectares in Southeast B.C. located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.   The property is 40 kilometers south of the Elk Valley Coal Mine and can be accessed via all-weather logging haul roads and secondary logging roads that cut through the middle of the property.

There is no electricity available at the property site, with surface water abundant within the property boundaries.

The following map indicates the location of the Howell Gold project in Southeastern British Columbia:

All Howell claims are in the Fort Steele Mining Division of British Columbia.  The claim numbers are as follows:

Claim Name	Record #	Area (Hectares)	Expiry Month	Expiry Year

Howell 1	209981	500	1-Nov	2011
Howell 2	209982	500	1-Nov	2011
Howell 3	209983	500	1-Nov	2011
Howell 4	210011	500	1-Nov	2010
Howell 5	210012	200	1-Nov	2010
Ysoo	366755	450	1-Nov	2010
Ysoo 2	537475	528	20-Jul	2010
Ysoo 3	537488	127	20-Jul	2010
Howell 6	530467	527	24-Mar	2010
Howell 7	530473	527	24-Mar	2010
Howell 9	537493	401	20-Jul	2010
		4,760

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

  The majority of the Howell claims are now past their 3rd anniversary and the amount of exploration required to advance the expiry dates of all the Howell claims by one year is $38,080 plus a filing fee of $1,904.   The Howell claims currently have assessment work credits filed on them which satisfy British Columbia requirements for varying expiry dates by claim during2010 and 2011 in accordance with the expiry dates listed in the preceding table.

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

Drilling commenced at the Howell project on July 21, 2008.  Twelve diamond drill holes were completed totaling 1,312 metres of NQ core and two new soil grids were established.  Two distinct styles of mineralization were targeted; carbonate hosted gold and CRD.

The highlights of the 2008 drill program were as follows:

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

Crowsnest Property

The Crowsnest Gold Project is comprised of 3,269 hectares in Southeast B.C. located one and one half hours by gravel road south of the town of Sparwood, and is located approximately 10 km southeast of the Howell Property.   The property can be accessed via all-weather logging haul roads and secondary logging roads that cut through the middle of the property.

There is no electricity available at the property site, with surface water abundant within the property boundaries.

The following map indicates the location of the Crowsnest Gold project in Southeastern British Columbia:

CANADA
CROWSNEST PROJECT
British
Columbia
Pacific
Ocean
Vancouver
Island
Fort Nelson
Fort St. John
Hudson's Hope
Dawson Creek
Chetwynd
Mackenzie
Stewart
Terrace
Prince Rupert
Smithers
Houston
Kitimat
Burns Lake
Fraser Lake
Fort St. James
Vanderhoof
Prince George
Quesnel
Bella Coola
Fraser River
Williams Lake
100 Mile House
Clinton
Barriere
Golden
Revelstoke
Port Hardy
Cache Creek
Lillooet
Ashcroft
Chase
Salmon Arm
Sicamous
Enderby
Armstrong
Kamloops
Nakusp
New Denver
Kaslo
Invermere
Pemberton
Lytton
Merritt
Vernon
Whistler
Kelowna
Summerland
Campbell River
Powell River
Comox
Courtenay
Squamish
Sechelt
Gibsons
Qualicum Beach
Parksville
Port Alberni
Tofino
Ucluelet
Nanaimo
Ladysmith
Duncan
Sydney
VICTORIA
Sooke
Vancouver
Hope
Princeton
Keremeos
Osoyoos
Penticton
Oliver
Castlegar
Nelson
Salmo
Creston
Trail
Fruitvale
Rossland
Grand Forks
Kimberley
Cranbrook
Sparwood
Fernie
CROWSNEST PROJECT
97
37
16
20
5
1
99
19
3
95

0 100 200
kilometres

Eastfield Resources Ltd.

CROWSNEST
Fort Steele M.D., B.C.

Location Map

Date	January, 2007	UTM		Fig
Scale	as shown	NTS	82G18	1

All Crowsnest claims are in the Fort Steele Mining Division of British Columbia.  The claim numbers are as follows:

Claim Name	Record #	Area (Hectares)	Expiry Month	Expiry Year
Aubyrd 4	406552	375	October 31	2012
Aubyrd 5	406551	500	October 31	2012
Aubyrd 6	406550	500	October 31	2012
Aubyrd 7	406553	250	October 31	2012
Aubyrd 8	406554	150	October 31	2012
Aubyrd 9	406555	500	October 31	2012
Crowsnest Lookout	504310	317	January 19	2012
Crowsnest Revenge	504297	85	January 19	2012
Connector	517530	127	July 12	2012
Lower Connector	520838	63	October 6	2010
Connector	631166	275	September 9	2012
Crowhop	596987	105.7	January 5	2012
Hole In One	601795	21.1	March 28	2012
TOTAL AREA		3,269 hectares

Maintaining the claims in good standing in British Columbia:

The Crowsnest property consists of thirteen claims totaling 3,269 hectares. All claims have sufficient assessment work filed to cover the claims until 2012.  The Province of British Columbia requires that exploration work in the amount of $4.00 per hectare per year be completed on a claim in the first three years of a claim’s existence.  The amount of assessment work required to keep the claims in good stead increases to $8.00 per hectare per year after the third anniversary. An equal amount of cash may be paid in substitution to exploration expenditures (cash in lieu).  Excess expenditures incurred in any year can be filed up to an amount that moves the expiry date ten years into the future.  A filing fee of $0.40 per hectare per year is also required.  Most of the Crowsnest claims are past their third year and consequently an exploration expenditure of $12,152 plus a filing fee of $1,307.60 is required to advance the dates for each year beyond 2012.

History of Exploration and Status:

Gold mineralization of the Crowsnest Gold property occurs in limestone, siltstone or syenite.  The property is underlain by a thick sequence of Pennsylvanian and Mississippian carbonate and clastic rocks, of which the Mississippian Rundle Group shows the greatest exposure.  Mid-Cretaceous syenite and trachyte intrusions as sills, dykes, plugs and possible diatremes intrude these units.

Prior exploration at Crowsnest has included many samples of float and rubble on the “B” Grid which has returned extraordinarily high gold analysis.  This includes a float sample collected in 1989 by Placer Dome Inc. in, which is described as an intrusive breccias that returned a gold assay of 524.41 g/t gold ≈ 15.2 ounces per ton.  Other high grade float samples have returned assays to 620.0 g/t gold ≈ 18.0 ounces per ton.

We conducted a due diligence site visit at the Crowsnest property to review previous field work and to assess the potential of the property in June 2009.

An exploration permit was issued in August 2009 which allowed us to move forward with our 2009 drill program at Crowsnest.  This drill program included a total of 26 reverse circulation drill holes and two new trenches.  The trenches were sampled and drilled to the west of the original Discovery Trench area.

Significant gold assays returned from the 2009 drill program are as follows:

Hole	Angle	From (m)	To (m)	Width (m)	Gold g/t
RC 09-2	-60	0	3.0	3.0	3.52
Including		0	1.5	1.5	6.67
RC 09-5	Vertical	0	3.0	3.0	3.55
Including		1.5	3.0	1.5	6.40
RC 09-6	-60	0	6.5	6.5	6.34
Including		1.5	3.0	1.5	16.52
RC 09-7	Vertical	0	6.1	6.1	19.03
Including		0	1.5	1.5	50.26
Including		1.5	3.0	1.5	23.60
RC 09-9	Vertical	0	1.5	1.5	2.49
RC 09-14	Vertical	0	1.5	1.5	2.07
RC 09-16	Vertical	0	3.0	3.0	5.42
Including		0	1.5	1.5	6.65
RC 09-21	-60	16.8	18.3	1.5	3.42
RC 09-25	Vertical	0	3.0	3.0	2.51
Including		1.5	3.0	1.5	3.14

In December we received the results of the Metallic Screen assays conducted by Acme on all samples from our reverse circulation drill program at the Crowsnest Project.  Our previously reported findings were verified by this assay, including those from hole RC 09-7 (19.03 g/t Au over 6.1 m., including 1.5 m. of 50.26 g/t Au).  Significant gold assays (over 2 g/t Au) are listed below:

Hole	Angle	From (m)	To (m)	Width (m)	Gold g/t
RC 09-2	-60 degrees	0	3.0	3.0	3.52
Including		0	1.5	1.5	6.67
RC 09-5	vertical	0	3.0	3.0	3.55
Including		1.5	3.0	1.5	6.40
RC 09-6	-60 degrees	0	6.5	6.5	6.34
Including		1.5	3.0	1.5	16.52
RC 09-7	vertical	0	6.1	6.1	19.03
Including		0	1.5	1.5	50.26
Including		1.5	3.0	1.5	23.60
RC 09-9	vertical	0	1.5	1.5	2.49
RC 09-14	vertical	0	1.5	1.5	2.07
RC 09-16	vertical	0	3.0	3.0	5.42
Including		0	1.5	1.5	6.65
RC 09-21	-60 degrees	16.8	18.3	1.5	3.42
RC 09-25	vertical	0	3.0	3.0	2.51
Including		1.5	3.0	1.5	3.14

An additional 6 drill holes returned values ranging from 0.5 g/t to 1.86 g/t Au over minimum 1.5 meter intervals.  In addition, we had planned to conduct an extensive exploration program during 2010, to extend the area of high grade mineralization at Crowsnest Project with new targets identified and a review of historic data, however, on February 9, 2010 the Government of the Province of British Columbia announced that it intended to halt all ongoing exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  Accordingly, we will not be able to conduct any further exploration or development work on the property nor will we be able to sell our interest in the property to third parties.  We have been contacted by representatives of the British Columbia Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation.  No prospective compensation has been quantified or agreed to at this time.

Ravin Molybdenum/ Tungsten Property (Lander County, Nevada)

Nature of Interest and Terms of Acquisition

The Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) is comprised of 140 claims located 20 miles north of the town of Austin in Central Nevada.  We acquired our interest in this property by agreement dated for reference September 10, 2007, with Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration granting us an option to acquire a 100 % interest in the Ravin Property for the sum of US$300,000.

The following rental payments (the “Rental Payments”) are required in order to maintain the Option:

Date	Payment Amount
Upon execution of the option agreement	$5,000.00 USD (paid)
First anniversary of effective date (September 10, 2008)	$25,000.99 USD (paid)
Second anniversary of effective date (September 10, 2009)	$35,000.00 USD (paid)
Each anniversary thereafter	$50,000.00 USD

The option may be exercised at any time by payment of the Purchase Price and grant of a 3% NSR, 1% of which can be repurchased for US$1 million (the “Royalty”).  We are required to make minimum annual advance royalty payments of US$50,000 after exercise until commencement of sustained commercial production, with such payments being credited against the Royalty.  The Rental Payments are not credited against the Royalty or the Purchase Price, but are not payable after the Option is exercised.

Description, Location and Access:

The Ravin Property is a historic Freeport/Huston Oil and Minerals Metal property that was explored during the late 1970’s and early 1980’s.  The property is comprised of the MOLY 7-30, 32, 34, 49-162 unpatented lode mining claims represented by Bureau of Land Management Nevada Mining Claim numbers NMC 964196-964219, 964221, 964223 and NMC 964238-964351 inclusive. These claims were recorded on September 7, 2007.

The Ravin Property is located 20 miles north of the town of Austin, Nevada and is accessible by paved road to within 5 miles of the property and by gravel road to the property itself.

There is no water or electricity available at the property site, with no surface water available within the property boundaries.  See “Principal Expenditures and Divestitures”.

Our 2008/2009 drilling program at the Ravin Molybdenum/Tungsten property commenced on July 10, 2009.  Due to a serious lack of water in the area and a loss of circulation during drilling due to silicified and broken quartz breccia the core results for the first three diamond drill holes were poor, and we encountered drilling delays and additional costs.  An additional 5 drill holes were completed at Ravin using a reverse circulation drill. Assay results are broken into 2 separate tables.  Those results from the diamond drill holes have been reported only for those intervals for which coherent core samples are available.  Due to the ongoing water problems lost circulation and poor recoveries encountered, the high grade mineralization of Molybdenum reported at a depth of 790 feet by a previous operator was not tested, and we terminated drill hole DDH-08-04 early.

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

Freeport optioned the property in 1981 and drilled 17 rotary and core drill holes to test a molybdenum-copper-fluorine anomaly found within the Cambrian sedimentary units.  The anomalous zone showed strong structural control and is thought to be associated with the contact zone of the Cadro Pluton.  Some of the historic drill holes exist in the form of reports and summaries of the drilling, exploration, drill logs and assays but none of the original assay sheets are available.  All but 4 drill holes encountered molybdenum mineralization and highlights included:

Drill Hole

Interval

Width

Grade

Rw 80-2, 81-2c

600-650 feet

50 feet

0.053% MoS2

800-900 feet

100 feet

0.047% MoS2

Rw 80-7

100-350 feet

250 feet

0.105% MoS2

Rw 81-11c

150-350 feet

200 feet

0.052% MoS2

Rw 81-13c

550-800 feet

250 feet

0.052% MoS2

1650-1700 feet

50 feet

0.055% MoS2

Rw 81-14c

600-650 feet

50 feet

0.051% MoS2

The above historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

Diamond drilling commenced in July, 2008 at Ravin and was hampered by lack of water in the area and loss of circulation during drilling due to drilling through silicified and broken quartz breccia, resulting in poor core results for the first three diamond drill holes, drilling delays and additional costs.  An additional 5 drill holes were completed at Ravin in October 2008 using a reverse circulation drill.  Assay results are broken into 2 separate tables.  Those results from the diamond drill holes have been reported only for those intervals for which coherent core samples are available.

Results of 2008 Diamond Drill Holes

Drill Hole Number	From/To (Feet)	Interval (Feet)	Mo%
DDH 08-04	109.6 – 146.4 146.4-156.3 156.3-174.6 210.0-213.2 275.4-276.6 292.0-295.0 320.0-341.5 405.0-421.4 441.6-451.2 471.0-477.0 484.1-502.1	36.8 9.9 18.3 3.2 1.2 3 21.5 16.4 9.6 6 18	0.0983 0.0489 0.2133 0.1046 1.397 0.7368 0.0884 0.0832 0.0713 0.0616 0.0466
DDH 08-8 Includes	565-575.8 699.0-709.4	10 10	0.0945 0.1024
DDH 08-11	36.8-47.0 51.8-57.0 90.0-93.5 167.3-188.6 226.8-230.8 274.4-281.9 317.4-331.1 344.8-350.6 387.5-392.7 407.7-411,4 476.3-479.0 494.7-498.0	10.2 5.2 3.5 21.3 4 7.5 13.7 5.8 5.2 4.3 3 3.3	0.0476 0.0571 0.0653 0.0549 0.1848 0.0766 0.0336 0.0622 0.0850 0.1265 0.2059 0.1875

Results from Reverse Circulation Drilling

Drill Hole Number	From/To (feet)	Interval (feet)	Mo%	Cu%
RC 08-02 Includes	0-500 10-20 0-50 400-450 0-100 350-500 375-385	500 10 50 50 100 150 10	0.022 0.09 0.045 0.066 0.031 0.034 0.14	0.039 0.06 0.04 0.097 0.07
RC 08-03 Includes	0-200 50-100 250-300	200 50 50	0.055 0.061 0.026	0.062
RC 08-05	0-540		0.02	0.03
RC 08-07 Includes	0-300 50-100 250-300	300	0.016 0.023 0.03
RC 08-09 Includes	0-350 0-50 50-150	50 100	0.025 0.032 0.042	0.019 0.029

Our 2009 drilling program at the Ravin Molybdenum/Tungsten property commenced on July 10, 2009.  Due to a serious lack of water in the area and a loss of circulation during drilling due to silicified and broken quartz breccia the core results for the first three diamond drill holes were poor, and we encountered drilling delays and additional costs.  An additional 5 drill holes were completed at Ravin using a reverse circulation drill. Assay results are broken into 2 separate tables.  Those results from the diamond drill holes have been reported only for those intervals for which coherent core samples are available.  Due to the ongoing water problems lost circulation and poor recoveries encountered, the high grade mineralization of Molybdenum reported at a depth of 790 feet by a previous operator was not tested, and we terminated drill hole DDH-08-04 early.

The water problems encountered during the 2007 and 2008 drilling seasons have been resolved and with a program of loss circulation to increase recoveries, further work, which may include drilling, is being considered for fiscal 2010.. See “Special Note on Forward Looking Statements”.

Diamond Peak Property (Nevada)

Nature of Interest and Terms of Acquisition

We acquired our interest in this property pursuant to an Option Agreement dated for reference May 9, 2006 and amended September 30, 2009, with the Wendt Family Trust of Reno, Nevada granting us an option (the “Option”) to purchase a 100% interest in the FMC claims in Eureka County, Nevada, (the “Diamond Peak Property”) for the sum of US$300,000 (the “Purchase Price”) plus a 3% NSR, 1% of which can be repurchased for US$1 million (the “Royalty”).   The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration.

Under the terms of the agreement, we are required to issue 100,000 common shares of the Company (which have been issued) and make the following rental payments (the “Rental Payments”) to the Wendt Family Trust in order to maintain the Option:

Date	Payment Amount (U.S funds)
Upon execution of the option agreement (May 9, 2006)	$25,000 (paid)
First anniversary of effective date (May 9, 2007)	$35,000 (paid)
Second anniversary of effective date (May 9, 2008)	$45,000 (paid subsequent to the period)
Each anniversary thereafter	$50,000 (paid subsequent to the period)

The option may be exercised at any time by payment of the Purchase Price and grant of the Royalty.  We are required to make minimum annual advance royalty payments of US$50,000 after exercise until commencement of sustained commercial production, with such payments being credited against the Royalty.  The Rental Payments are not credited against the Royalty or the Purchase Price, but are not payable after the Option is exercised.

We entered into a mineral property option agreement on May 15, 2006 with Kokanee Placer Ltd. (“Kokanee Placer”), a private British Columbia company, which subsequently exchanged its shares for shares of a company, “Kokanee Minerals Inc.” (TSX V Symbol KOK) (“Kokanee”) on January 19, 2010.  Under the terms of the agreement we granted to Kokanee Placer the right to acquire up to a 51% interest in the Diamond Peak Property (subject to the existing 3% NSR) in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 shares of Kokanee to the Company upon completion of Kokanee’s public listing (received subsequent to December 31, 2009) (the “Kokanee Agreement”).

To maintain this agreement in good standing, Kokanee has agreed to make the following annual payments and share issuances to the Company:

•

By May 15, 2007 pay US$35,000 to the Company (received) and 200,000 Kokanee shares (received subsequent to December 31, 2009);

•

Five days after listing of Kokanee’s common shares on the TSX Venture Exchange, pay US$95,000 and issue 300,000 Kokanee shares to the Company (received subsequent to December 31, 2009);

•

On or before May 9, 2010 an don each anniversary thereof up to and including May 9, 2016, pay US$50,000 to the Company; and

•

On commencement of commercial production, issue 1,000,000 Kokanee shares to the Company

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

The property is comprised the FMC 3149, and 57-75 unpatented lode mining claims represented by Bureau of Land Management Nevada Mining Claim numbers NMC 887137-887155 and NMC 887156-887174 inclusive.  These claims were recorded on December 30, 2004.  See “Principal Expenditures and Divestitures”.

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

During the work done by MK Gold in 1999, which included 17 holes and 10,085 feet of drilling, MK Gold encountered significant values of gold and base metals that included:

5 feet of 0.067 oz/st Au in hole DV 99-4 ; 5 feet of 0.062 oz/st Au in hole DV 99-5; and 11.6 % of Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation in hole DV 99-15.

The above historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

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

We entered into a mineral property option agreement on May 15, 2006, which was subsequently amended as of September 30, 2009 with Kokanee Placer Ltd. (“Kokanee”), particulars of which are described above under the heading “Nature of Interest and Terms of acquisition”, whereby we granted to Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property.

To date, we have not made any expenditures on the Diamond Peak Property.  However, Kokanee completed a program of exploration on the Diamond Peak Property in 2006 in order to satisfy their first year obligation of $100,000 in expenditures.   This initial exploration program included an induced polarization survey over 4 kilometers of strike length.  The results of this survey were used to identify drill targets for a drill program to be undertaken on completion of Kokanee’s listing on the TSX-Venture Exchange in January 2010, and they have advised they intend to undertake this drill program as early as possible in 2010.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due to on August 31, 2009

C de Baca Project (New Mexico)

Nature of Interest and Terms of Acquisition

We acquired our initial interest in the C de Baca Project by agreement dated for reference September 2005 with Applied Geological Services, Inc. of Denver, Colorado for the acquisition of a total of 108 uranium exploration claims (the “Dat Claims”) in Socorro County, New Mexico.  Consideration for the acquisition of the Dat Claims (known also as the “C de Baca Project”) was an immediate US$10,000 cash payment with annual payments of US$10,000 until production.  After production, a royalty of 2% of revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.  The obligation to make payments to Applied Geologic Services can be terminated at anytime by us by providing notice that we are abandoning the Dat Claims and agreeing to transfer them back to the vendor.  Description, Location and Access:

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

The C de Baca Project was originally comprised of 108 unpatented lode mining claims, the DAT 1 to DAT 108 claims, represented by Bureau of Land Management New Mexico Mining Claim numbers NMMC 172161-172268 and NMMC 887156-887174 inclusive.  These claims were recorded on October 6, 2005.  The project size was expanded in 2008 through our staking of an additional 83 unpatented lode mining mineral claims along the northern and southern boundaries of our current claim block at C de Baca, bringing our total holdings to 191 claims.  The additional 83 claims, the DAT 109 to 191, were recorded on March 18, 2008 and are represented by Bureau of Land Management New Mexico Mining Claim numbers NMMC184704 to NMMC184786 inclusive. In 2009, the number of claims was reduced to include only the DAT 1-108 claims See “Principal Expenditures and Divestitures”.

The following map shows the location of the C de Baca Project:

UTAH
COLO.
KANS.
OKLA.
NEW MEXICO
SANTA FE
ALBUQUERQUE
C de Baca Project
ARIZ.
SOCORRO
N
ROSWELL
ALAMOGORDO
HOBBS
LAS CRUCES
TEXAS
MEXICO

SOCORRO CO., NEW MEXICO

REGIONAL LOCATION MAP

Map By JRM	Date 3/4/80
Drft. By JRG	Date 3/5/80
Revised	FIGURE 1

Maintaining the claims in good standing in New Mexico:

Under Bureau of Land Management rules for the State of New Mexico Office, all locators and holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 of each calendar year.   This amount was paid in August, 2009.

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

Results from these drill holes at C de Baca, CDB 8 to CDB-14, along with the first seven holes announced earlier, continue to confirm historic drill results reported by Oxymin in the early 1980’s.  Results are tabulated as follows:

Hole #	Total Depth	Interval	Mineralization

CDB-8	248 feet	184.5 – 194.5	0.0159% eU308
CDB-9	346 feet	306.5-310.0	0.034 % eU308
		328.5-330.0	0.015% eU308
CDB-10	311 feet		Anomalous
CDB-10A	209 feet	295.5-297.5	0.065% eU308
CDB-11	319 feet	286.5-294.0	0.037% eU308
CDB-12	336 feet	202.0 – 203.5	0.0.012% eU308
CDB-13	229 feet	176.5 – 180.5	0.0162% eU308
0.015% eU308
CDB-14	238 feet	199.5-200.0	0.026% eU308
		217.0 – 217.5	0.025% eU308

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

Gamma, Spontaneous Potential (SP), and Resistivity values were logged by Jet West Geophysical Services LLC of Farmington, New Mexico.  The Gamma portion of the down-hole logging tool was calibrated by uranium-industry standard values located in mines at Grants, New Mexico.  In situ uranium grades, expressed as equivalent U3O8 (“eU3O8”) are calculated using the digital gamma ray values acquired by the down-hole logging tool and uranium industry standard techniques for gamma log interpretation.  Down-hole gamma log interpretation has historically been found to be an accurate representation of in situ grades for uranium mineralization in the Magdelana District.  Chemical assays of samples will be done and used to determine relative trace element concentrations as a guide to future drilling.

.In 2008, Michael Bersch, PhD, PG, completed a National Instrument 43-101 Technical Report on the C de Baca project. This report has been filed on SEDAR and is available on our website at www.maxresource.com.  Dr. Bersch’s report recommends further exploration at C de Baca that will include diamond drilling, project and regional scale geologic mapping and sampling.  Geologic mapping has already begun and MAX has received a drill permit for five close-spaced diamond drill holes designed to evaluate the nature of the uranium mineralization and alteration around the mineralization, investigate possible stratigraphic controls on mineralization, evaluate the chemical equilibrium factor, and determine the porosity and permeability of the Baca Formation in the mineralized section.

Properties Sold, Lost or Abandoned

The Longtom Property (Target Claims)

Nature of Interest and Terms of Acquisition

During the fiscal year ended December 31, 2009, we elected to abandon our interest in the Longtom Property and accordingly, the following description is provided as a matter of historical record only..

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

Maintaining the claims in good standing in the Canadian Northwest Territories:

Title to mineral claims in the Northwest Territories conveys conditional mineral rights without surface rights.  The claims are valid until the second anniversary after the date they are recorded in the Office of the Mining Recorder and may be extended thereafter on a year to year basis, subject to completing and filing prescribed minimum annual work commitments and paying the prescribed annual fee.  To maintain a mineral claim in good standing, the holder of the claim must complete annual work expenditures of at least $4.00 per acre on the claim (or make a cash payment in lieu) plus pay an annual fee -currently $0.10/acre . A report of this work must be submitted (in the prescribed form), along with applicable fees, each year to the Office of the Mining Recorder, prior to the anniversary of the recording date.  Representative work and/or cash payments in lieu can be applied to maintain the claim only until its tenth anniversary by which time the claim must be surveyed by a legal surveyor and the survey submitted for registration as a mining lease in accordance with Canada Mining Regulations.

Work in excess of the minimum requirement was completed during the summer of 2003 and reported to the Mining Recorder on March 22, 2005. We abandoned the Target 2 Claim in our fiscal year ended December 31, 2007, and abandoned the Target 1 claim during fiscal 2009 as we do not intend to do any further work on the property due to the remote location and difficult access.

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

Drilling conducted by Fronteer intersected 1.68 per cent U3O8 over one metre at a downhole depth of 80 metres, which was part of a broader interval that returned 0.56 per cent U3O8 over three metres, and 0.16 per cent U3O8 over one metre that was intersected at a depth of 51 metres in the same hole.  Drill programs conducted by other operators on the Longtom Lake property had previously intersected anomalous to high-grade uranium.  Within a 300-metre radius of the new discovery, eight historic drill holes had intersected uranium mineralization with indicated values ranging between 0.21 per cent U3O8 over 0.6 metre at a down-hole depth of 44.5 metres, and 0.48 per cent U3O8 over 1.5 metres at a down-hole depth of 59 metres.

We elected to abandon the Target 2 claim during the year ended December 31, 2005 and this resulted in a write down of $55,000 in acquisition costs and $2,000 in deferred exploration costs.

During the year ended December 31, 2007, we recorded an impairment charge of $148,097 on the Target 1 Claim.   During the fiscal year ended December 31, 2009, we elected to abandon our interest in the Target 1 claims as well and no longer hold any interest in the property.

Gold Hill Property:

Nature of Interest and Terms of Acquisition

During the fiscal year ended December 31, 2009, we decided to abandon the Gold Hill Property and no longer hold any interest in this property.  Accordingly, the following description is provided as a matter of record for information purposes only.

We acquired our interest in the Gold Hill Property under an Option Agreement dated for reference May 17, 2004, entered into with Zazu Exploration, Inc. (“Zazu”) which provided us with an option to acquire a 90% interest, or “ownership”, in the Gold Hill Property near Cantwell, Alaska.  Zazu Exploration, Inc. is a privately-held Texas corporation, which held a Lease, as amended effective November 23, 2006, on the Gold Hill Claims from GCO Minerals Company (“GCO”).

Under the terms of the Option Agreement, we paid $63,691 (US$48,200) and issued 100,000 shares valued at $47,000 and 100,000 warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, we issued an additional 200,000 shares effective December 31, 2004 (issued at a value of $74,000).  We issued a further 200,000 shares effective December 31, 2005 (issued at a value of $120,000) to exercised the option acquired Zazu’s right to earn a 90% interest in the Gold Hill Property under its lease with GCO Minerals, subject to a NSR of 1% and GCO’s rights under the lease, including a back-in right allowing GCO to buy back up to a 30% interest in the Gold Hill claims by paying us the lesser of US$5,000,000 or 300% of all costs incurred to completion of a Feasibility Report and an NSR payable to GCO which fluctuated from 1.5% to 4.0% depending on the price of gold

As a result, we assumed all of Zazu’s obligations under its lease with GCO Minerals Corp. (“GCO”) include the obligation to make the following minimum work commitments and Advance Royalty Payments (in U.S. funds), and were required to deliver a full feasibility report by December 31, 2010:

Year	Work Commitment	Cumulative Work Commitment	Advance Royalty
2004	$100,000 (incurred)	$100,000	$5,000 (paid)
2005	$150,000 (incurred)	$250,000	$15,000 (paid)
2006	Nil (deferred to 2007)	$250,000	$25,000 (paid)
2007	$250,000 (incurred)	$500,000	$25,000 (paid)
2008	$250,000 (incurred)	$750,000	$50,000 (paid)
2009	$500,000 (incurred)	$1,250,000	$75,000 (paid)
2010	$500,000 (incurred)	$1,750,000	$100,000
2011	$500,000	$2,250,000	$100,000

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

A map of the location of the Gold Hill property follows:

Gold Hill Project Location Map
Matanuska-Susitna Borough, Alaska

Gold Hill Project
Highway
Cities
0
100
Miles
0
100
Kilometers
Cantwell
Gold Hill
See Inset 'A'
Anchorage
Cantwell
Gold Hill
Anchorage
0
200
Miles
0
200
Km
Inset 'A'
Alaska Range
Denali Borough
Matanuska-Susitna Borough
Delta/Greely REAA
Cantwell
Denali Hwy
Clearwater Mountains
GOLD HILL
PROPERTY
Maclaren River
Copper River REAA
0
20
Miles
0
20
Kilometers
Talkeetna Mountains

MAX RESOURCE CORP

The claim numbers and particulars of the Gold Hill Property, as recorded in the Talkeetna Recording District, are as follows:

Claim Name	Date of Location	Date of Certificate of Location	Book	Page(s)	ADL Serial Number	Location Sec	T.	R.
SUS 447	7/24/1988	10/13/1988	123	201-202	525675	19	21 S	1 W.
SUS 448	7/24/1988	10/13/1988	123	203	525676	19,20	21 S	1 W.
SUS 449	7/24/1988	10/13/1988	123	204	525677	20	21 S	1 W.
SUS 450	7/24/1988	10/13/1988	123	205	525678	20	21 S	1 W.
SUS 451	8/21/1994	11/2/1994	150	155-156	538433	20	21 S	1 W.
SUS 452	8/21/1994	11/2/1994	150	157	538434	20,21	21 S	1 W.
SUS 453	8/21/1994	11/2/1994	150	158	538435	21	21 S	1 W.
SUS 454	8/21/1994	11/2/1994	150	159	538436	21	21 S	1 W.
SUS 547	7/24/1988	10/13/1988	123	206	525679	18,19	21 S	1 W.
SUS 548	7/24/1988	10/13/1988	123	207	525680	17-20	21 S	1 W.
SUS 549	7/24/1988	10/13/1988	123	208	525681	17,20	21 S	1 W.
SUS 550	7/24/1988	10/13/1988	123	209	525682	17,21	21 S	1 W.
SUS 551	8/21/1994	11/2/1994	150	160	538437	17,22	21 S	1 W.
SUS 552	8/21/1994	11/2/1994	150	161	538438	16,17,20,21	21 S	1 W.
SUS 553	8/21/1994	11/2/1994	150	162	538439	16,21	21 S	1 W.
SUS 554	8/21/1994	11/2/1994	150	163	538440	16,22	21 S	1 W.
SUS 555	8/21/1994	11/2/1994	150	164	538441	16,23	21 S	1 W.
SUS 556	8/21/1994	11/2/1994	150	165	538442	15,16,21,22	21 S	1 W.
SUS 647	7/23/1988	10/13/1988	123	210	525683	18	21 S	1 W.
SUS 648	7/24/1988	10/13/1988	123	211	525684	17-20	21 S	1 W.
SUS 649	7/24/1988	10/13/1988	123	212	525685	17	21 S	1 W.
SUS 650	7/24/1988	10/13/1988	123	213	525686	17	21 S	1 W.
SUS 651	8/18/1994	11/2/1994	150	166	538443	17	21 S	1 W.
SUS 652	8/18/1994	11/2/1994	150	167	538444	16,17	21 S	1 W.
SUS 653	8/18/1994	11/2/1994	150	168	538445	16	21 S	1 W.
SUS 654	8/18/1994	11/2/1994	150	169	538446	16	21 S	1 W.
SUS 655	8/18/1994	11/2/1994	150	170	538447	16	21 S	1 W.
SUS 656	8/18/1994	11/2/1994	150	171	538448	15,16	21 S	1 W.
SUS 657	8/18/1994	11/2/1994	150	172	538449	15	21 S	1 W.
SUS 658	8/19/1994	11/2/1994	150	173	538450	15	21 S	1 W.
SUS 747	7/23/1988	10/13/1988	123	214	525687	18	21 S	1 W.
SUS 748	7/25/1988	10/13/1988	123	215	525688	17,18	21 S	1 W.
SUS 749	8/18/1994	11/2/1994	150	174	538451	17	21 S	1 W.
SUS 750	8/18/1994	11/2/1994	150	175	538452	17	21 S	1 W.
SUS 751	8/19/1994	11/2/1994	150	176	538453	17	21 S	1 W.
SUS 752	8/19/1994	11/2/1994	150	177	538454	16,17	21 S	1 W.
SUS 753	8/19/1994	11/2/1994	150	178	538455	16	21 S	1 W.
SUS 754	8/19/1994	11/2/1994	150	179	538456	16	21 S	1 W.
SUS 755	8/19/1994	11/2/1994	150	180	538457	16	21 S	1 W.
SUS 756	8/19/1994	11/2/1994	150	181	538458	15,16	21 S	1 W.
SUS 757	8/19/1994	11/2/1994	150	182	538459	15	21 S	1 W.
SUS 758	8/19/1994	11/2/1994	150	183	538460	15	21 S	1 W.
SUS 759	8/19/1994	11/2/1994	150	184	538461	15	21 S	1 W.
SUS 845	7/25/1988	10/13/1988	123	217	525690	18	21 S	1 W.
SUS 846	7/25/1988	10/13/1988	123	218	525691	18	21 S	1 W.
SUS 847	7/23/1988	10/13/1988	123	219	525692	18	21 S	1 W.
SUS 848	8/19/1994	11/2/1994	150	185	538462	17,18	21 S	1 W.
SUS 849	8/18/1994	11/2/1994	150	186	538463	17	21 S	1 W.
SUS 850	8/18/1994	11/2/1994	150	187	538464	17	21 S	1 W.
SUS 851	8/19/1994	11/2/1994	150	188	538465	17	21 S	1 W.
SUS 852	8/19/1994	11/2/1994	150	189	538466	16,17	21 S	1 W.
SUS 853	8/19/1994	11/2/1994	150	190	538467	16	21 S	1 W.
SUS 854	8/19/1994	11/2/1994	150	191	538468	16	21 S	1 W.
SUS 855	8/19/1994	11/2/1994	150	192	538469	16	21 S	1 W.
SUS 856	8/19/1994	11/2/1994	150	193	538470	15,16	21 S	1 W.
SUS 857	8/19/1994	11/2/1994	150	194	538471	15	21 S	1 W.
SUS 858	8/19/1994	11/2/1994	150	195	538472	15	21 S	1 W.
SUS 859	8/19/1994	11/2/1994	150	196	538473	15	21 S	1 W.
SUS 860	8/19/1994	11/2/1994	150	197	538474	14,15	21 S	1 W.
SUS 945	7/25/1988	10/13/1988	123	221	525694	7,18	21 S	1 W.
SUS 946	7/25/1988	10/13/1988	123	222	525695	7,18	21 S	1 W.
SUS 947	7/23/1988	10/13/1988	123	223	525696	7,18	21 S	1 W.
SUS 948	8/19/1994	11/2/1994	150	198	538475	7,8,17,18	21 S	1 W.
SUS 949	8/18/1994	11/2/1994	150	199	538476	8,17	21 S	1 W.
SUS 950	8/18/1994	11/2/1994	150	200	538477	8,17	21 S	1 W.
SUS 951	8/20/1994	11/2/1994	150	201	538478	8,17	21 S	1 W.
SUS 952	8/20/1994	11/2/1994	150	202	538479	8,9,16,17	21 S	1 W.
SUS 953	8/20/1994	11/2/1994	150	203	538480	9,16	21 S	1 W.
SUS 954	8/20/1994	11/2/1994	150	204	538481	9,16	21 S	1 W.
SUS 955	8/20/1994	11/2/1994	150	205	538482	9,16	21 S	1 W.
SUS 956	8/20/1994	11/2/1994	150	206	538483	9,10,15,16	21 S	1 W.
SUS 957	8/20/1994	11/2/1994	150	207	538484	10,15	21 S	1 W.
SUS 958	8/20/1994	11/2/1994	150	208	538485	10,15	21 S	1 W.
SUS 959	8/20/1994	11/2/1994	150	209	538486	10,15	21 S	1 W.
SUS 960	8/20/1994	11/2/1994	150	210	538487	10,11,14,15	21 S	1 W.
SUS 1045	7/25/1988	10/13/1988	123	225	525698	7	21 S	1 W.
SUS 1046	7/25/1988	10/13/1988	123	226	525699	7	21 S	1 W.
SUS 1047	7/23/1988	10/13/1988	123	227	525700	7	21 S	1 W.
SUS 1048	7/26/1988	10/13/1988	123	228	525701	7,8	21 S	1 W.
SUS 1049	8/18/1994	11/2/1994	150	211	538488	8	21 S	1 W.
SUS 1050	8/18/1994	11/2/1994	150	212	538489	8	21 S	1 W.
SUS 1051	8/20/1994	11/2/1994	150	213	538490	8	21 S	1 W.
SUS 1052	8/20/1994	11/2/1994	150	214	538491	8,9	21 S	1 W.
SUS 1053	8/20/1994	11/2/1994	150	215	538492	9	21 S	1 W.
SUS 1054	8/20/1994	11/2/1994	150	216	538493	9	21 S	1 W.
SUS 1055	8/20/1994	11/2/1994	150	217	538494	9	21 S	1 W.
SUS 1056	8/20/1994	11/2/1994	150	218	538495	9,10	21 S	1 W.
SUS 1057	8/20/1994	11/2/1994	150	219	538496	10	21 S	1 W.
SUS 1058	8/20/1994	11/2/1994	150	220	538497	10	21 S	1 W.
SUS 1059	8/20/1994	11/2/1994	150	221	538498	10	21 S	1 W.
SUS 1145	7/23/1988	10/13/1988	123	229	525702	7	21 S	1 W.
SUS 1146	7/23/1988	10/13/1988	123	230	525703	7	21 S	1 W.
SUS 1147	7/23/1988	10/13/1988	123	231	525704	7	21 S	1 W.
SUS 1148	7/23/1988	10/13/1988	123	232	525705	7,8	21 S	1 W.
SUS 1149	7/23/1988	10/13/1988	123	233	525706	8	21 S	1 W.
SUS 1150	7/23/1988	10/13/1988	123	234	525707	8	21 S	1 W.
SUS 1151	7/23/1988	10/13/1988	123	235	525708	8	21 S	1 W.
SUS 1152	7/23/1988	10/13/1988	123	236	525709	8,9	21 S	1 W.
SUS 1153	7/23/1988	10/13/1988	123	237	525710	9	21 S	1 W.
SUS 1154	8/20/1994	11/2/1994	150	222	538499	9	21 S	1 W.
SUS 1155	8/20/1994	11/2/1994	150	223	538500	9	21 S	1 W.
SUS 1156	8/20/1994	11/2/1994	150	224	538501	9,10	21 S	1 W.
SUS 1157	8/20/1994	11/2/1994	150	225	538502	10	21 S	1 W.
SUS 1158	8/20/1994	11/2/1994	150	226	538503	10	21 S	1 W.
SUS 1159	8/20/1994	11/2/1994	150	227	538504	10	21 S	1 W.
SUS 1249	7/26/1988	10/13/1988	123	238	525711	8	21 S	1 W.
SUS 1250	7/26/1988	10/13/1988	123	239	525712	8	21 S	1 W.
SUS 1251	7/26/1988	10/13/1988	123	240	525713	8	21 S	1 W.
SUS 1252	7/26/1988	10/13/1988	123	241	525714	8,9	21 S	1 W.
SUS 1253	7/26/1988	10/13/1988	123	242	525715	9	21 S	1 W.
SUS 1254	7/26/1988	10/13/1988	123	243	525716	9	21 S	1 W.
SUS 1255	8/20/1994	11/2/1994	150	228	538505	9	21 S	1 W.
SUS 1256	8/20/1994	11/2/1994	150	229	538506	9,10	21 S	1 W.
SUS 1257	8/20/1994	11/2/1994	150	230	538507	10	21 S	1 W.
SUS 1258	8/20/1994	11/2/1994	150	231	538508	10	21 S	1 W.
SUS 1350	7/26/1988	10/13/1988	123	244	525717	8	21 S	1 W.
SUS 1351	7/26/1988	10/13/1988	123	245	525718	8	21 S	1 W.
SUS 1352	7/26/1988	10/13/1988	123	246	525719	8,9	21 S	1 W.
SUS 1353	7/26/1988	10/13/1988	123	247	525720	9	21 S	1 W.
SUS 1354	7/26/1988	10/13/1988	123	248	525721	9	21 S	1 W.
SUS 1355	7/26/1988	10/13/1988	123	249	525722	9	21 S	1 W.
SUS 1356	8/21/1994	11/2/1994	150	232	538509	9,10	21 S	1 W.
SUS 1357	8/21/1994	11/2/1994	150	233	538510	10	21 S	1 W.
SUS 1358	8/21/1994	11/2/1994	150	234	538511	10	21 S	1 W.

		State of Alaska MTRSC Claims

Claim Name	Date of Location	Claim Size (Acres)	ADL Serial Number	Location Sec	T.	R.

GH 01	6/11/04	160	645098	23	21 S	2 W.
GH 02	6/11/04	160	645099	24	21 S	2 W.
GH 03	6/11/04	160	645100	24	21 S	2 W.
GH 04	6/11/04	160	645101	19	21 S	1 W
GH 05	6/11/04	40	645102	19	21 S	1 W
GH 06	6/11/04	40	645103	19	21 S	1 W
GH 07	6/11/04	40	645104	18	21 S	1 W
GH 08	6/11/04	40	645105	18	21 S	1 W
GH 09	6/11/04	160	645106	18	21 S	1 W
GH 10	6/11/04	160	645107	13	21 S	2 W.
GH 11	6/11/04	160	645108	13	21 S	2 W.
GH 12	6/11/04	160	645109	14	21 S	2 W.
GH 13	6/11/04	160	645110	14	21 S	2 W.
GH 14	6/11/04	160	645111	13	21 S	2 W.
GH 15	6/11/04	160	645112	14	21 S	2 W.
GH 16	6/11/04	40	645113	18	21 S	1 W
GH 17	6/11/04	40	645114	18	21 S	1 W
GH 18	6/11/04	40	645115	18	21 S	1 W
GH 19	6/11/04	40	645116	18	21 S	1 W
GH 20	6/11/04	40	645117	7	21 S	1 W
GH 21	6/11/04	40	645118	7	21 S	1 W
GH 22	6/11/04	160	645119	12	21 S	2 W.
GH 23	6/11/04	160	645120	7	21 S	1 W
GH 24	6/11/04	160	645121	7	21 S	1 W
GH 25	6/11/04	40	645122	8	21 S	1 W
GH 26	6/11/04	40	645123	8	21 S	1 W
GH 27	6/11/04	40	645124	8	21 S	1 W
GH 28	6/11/04	160	645125	33	20 S.	1 W
GH 29	6/11/04	160	645126	32	20 S.	1 W
GH 30	6/11/04	160	645127	32	20 S.	1 W
GH 31	6/11/04	160	645128	31	20 S.	1 W
GH 32	6/11/04	160	645129	31	20 S.	1W

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

The payment for each rental year is due September 1 of any given year and is payable no later than November 30 in that year.  For 2009, we were required to pay approximately US$16,573 in lease payments to maintain our Alaska claims in good standing.  The claims do not have an expiration date so long as these annual rent payments are made.

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

Because of the disseminated nature of the mineralization found in the drill core, a standard 5 foot sampling interval was chosen for sampling.  After logging the core, the core was marked and split using a standard hydraulic core splitter.  The core was then split, half of the sample was put into the core box for future work and the other half was put into a bag and sent to the geochemical laboratory.

Assays were completed by American Assay Labs of Reno Nevada.

The new zones identified include a major structure with approximately one meter of mineralization grading 14.4 g/t gold and 0.18% copper, and a sheeted zone where values of 7.9 g/t gold and 1.1% copper were found in the fractures.

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

In February 2009 we received the assays results from a ten hole diamond drill program completed at the Gold Hill property during 2008, following up on a five hole drill program conducted in 2007.

The 2007 drill program tested a broad Molybdenum/Copper/Gold geochemistry and geophysical magnetic anomaly covering an exposed outcrop area of at least 700 by 800 meters.  During the 2008 drill program, it was shown that mineralization continued under covered areas that did not contain a molybdenum geochemistry signature.  The 2008 program has expanded the identified mineralized system to the north and northeast and has lead to a better understanding of the mineralized system.  Drilling through overburden has also showed that molybdenum mineralization previously not observed at the surface exists under Gold Hill.  Drill holes 08-05,-6,-7,-8 and 10 show the vector of mineralization, and targets still exist in large areas between drill holes and at a depth beneath current drilling.

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

Under the terms of our agreement, we were entitled to earn up to a 90% interest in the Gold Hill Claims from GCO Minerals Company by completing US$2.25 Million in exploration work by December 31, 2011 of which US $2.05 Million has been spent to date, with US$200,00 of further exploration expenditures remaining.

During the year ended December 31, 2009 the Company spent $83,893 on exploration of the Gold Hill property.  Due to continued low prices for molybdenum, as well as the isolated location and limited infrastructure which resulted in continuing high exploration costs, the Company elected not to make the US$100,000 advance royalty due to GCO in January, 2010 and abandoned the property.  This resulted in a write-off of $524,444 of acquisition costs and $2,593,472 of deferred exploration costs during the period.

MacInnis Lake Uranium Project

Nature of Interest and Terms of Acquisition

We have abandoned our interest in this property and therefore the following description is provided as a matter of historical record only.

We acquired our interest pursuant to an option agreement dated for reference April 1, 2005, as amended April 11, 2006, (the “Option Agreement”) with Alberta Star Development Corp. (“Alberta Star”) granting us the right to acquire up to a 50% interest or “ownership” in the MacInnis Lake Uranium Property by:

•

making cash payments totaling $30,000 (paid);

•

issuing to Alberta Star 200,000 of our shares (issued); and

•

performing exploratory work commitments totaling $2,000,000 over a five year period as follows:

$250,000 on or before October 1, 2008;

$750,000 on or before October 31, 2009;

$500,000 on or before October 1, 2010 and

$500,000 on or before April 1, 2011).

The terms of the Option Agreement also granted us the right to earn a 25% interest in the MacInnis Lake project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments, with a right to earn a further 25% interest when we completed the $2,000,000 in work commitments.  The agreement also provided that the property would be subject to a 2% NSR royalty and further provided that, upon full exercise of the Option, the parties would enter into a joint venture agreement with Alberta Star acting as operator on the MacInnis Lake project.

Description, Location and Access:

The MacInnis Lake uranium claim block is comprised of 15 mineral claims totaling 26,204.15 acres and is located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 275 km southeast of the city of Yellowknife, Northwest Territories.  The claim block is located south of the Great Slave Lake, immediately east of the Taltson River, in an area of subdued terrain, poorly developed drainages and poor quality timber resources.  Access for the purpose of mineral exploration is entirely dependent upon aircraft, float equipped in summer and ski-equipped in winter, or by helicopter all year round, particularly during the freeze-up and break-up periods.   The climate of the MacInnis Lake Uranium Project is similar to that of the Longtom Lake / Target claims described above.  See “Principal Expenditures and Divestitures”

There is no electricity available at the property site.  Surface water is abundant within the property boundaries.

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

The dates given for recording represent the dates the claims were transferred to the registered name of Alberta Star Development Corp.  Original staking dates are not available.

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

Sufficient work was completed and reported to the Office of the Mining Recorder when due in 2008 to keep the claims in good standing until 2010, in accordance with the anniversary dates listed in the table above.

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

1.

the DUSSAULT, which has a non-compliant drill indicated inferred resource of 37,000 tons grading 0.17% U308 (the occurrence appears to be open down dip and along strike), values of 0.84% U308  intersected over 2 feet and high-grade samples recovered up to 28% U308.

2.

the COLE, with numerous trench samples with U308 values reported as high as 3.16%, 5.13% and 20%; and

3.

the KULT, which has a surface showing 300m x 500m wide with surface  uranium and copper mineralization that returned grades up to 3.5% Copper and 3.3% U308.

Due to the remote location and continuing permitting difficulties, we notified Alberta Star in January 2010 that we intend to abandon our option on this property and we no longer hold any interest in the MacInnis Lake property.

NUSTAR Uranium Project (Colorado Plateau, Arizona)

Nature of Interest and Terms of Acquisition

We have abandoned our interest in this property and therefore the following description is provided as a matter of historical record only.

We acquired our interest in this property by agreement dated for reference April 4, 2007, with NUSTAR Exploration LLC, a private Arizona limited liability corporation, which provided for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona known as the “Nustar Claims”.

Consideration for the Property was a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of our common stock.  The Property was subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.   For each breccia pipe identified on the NUSTAR Claims that goes into commercial production, we would have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment to NUSTAR of $1,000,000.

Description, Location and Access:

The NUSTAR uranium claim block was comprised of 427 mineral claims totaling 8,540 acres and is located in the Arizona Strip in Mohave County, Arizona.  The targets are uranium-bearing solution-collapse “breccia pipes” that were mined during the early 1980’s.

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

The NUSTAR uranium occurrences are characterized as a breccia pipe which is thought to be caused by the movement of water through strata creating “rubble” zones and solution collapses.  The uranium is precipitated within these zones at a reduction/oxidation interface due to changes of the ground water chemistry and/or pressure gradients.  The mineralogy of the breccia pipes is, generally, pyrite, copper, molybdenum, lead, zinc and pitchblende.  The NUSTAR project area is located about 8-10 miles from the EZ pipes and about 20 miles from the Hacks Canyon Mines.   To date, thirty-four circular or collapsed structures indicative of breccia pipes had been identified on the NUSTAR claims.

On July 20, 2009 the United Stares Department of the Interior (“DOI”) announced that no new mineral claims are to be granted on 1 million acres of federal lands on the Arizona Strip for a two year period while the DOI considers whether these lands should be made unavailable for mineral exploration for a 20 year period.  While the news release indicates that this decision would not affect future extractive operations on pre-existing mineral claims, there is sufficient uncertainty involved that discourages us from making a further significant investment in this area.   As such, the Company elected not the make the annual Bureau of Land Management payments (approximately US$60,000) when due in August and abandoned the property.  As a result, the Company wrote off $497,948 of acquisition costs and $5,488 of deferred exploration costs to operations during the year ended December 31, 2009.

Indata Gold/Copper Project (British Columbia)

Nature of Interest and Terms of Acquisition

We elected to abandon this property in June, 2009 and no longer hold an interest in this property.  The following description is provided as a matter of historical record only.

We acquired our interest in this property (the “Indata Gold/Copper Property”) by agreement dated for reference June 9, 2008 with Eastfield Resources Ltd. (“Eastfield”) which granted us an option to earn up to a 60% interest in the Indata Gold/Copper Property by making the following cash  payments, share issuances and exploration expenditures

Payments/ Shares	Due	Exploration Expenditures	Due
$10,000	On signing (paid)	$250,000	June 1, 2009 (completed)
50,000 shares	Commencement of drilling (issued)	$250,000	June 1, 2010
$20,000 or 50,000 shares	June 1, 2009	$650,000	June 1, 2011
$35,000	June 1, 2010
$55,000 AND 200,000	June 1, 2011

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

The following is a map of the location of the Indata Gold/Copper project:

BRITISH COLUMBIA
INDATA
CLAIM AREA
SMITHERS
PRINCE GEORGE
VANCOUVER
N
0
10
20
KILOMETRES
INDATA
PROPERTY
Takla Landing
Tsayta Lake
Albert
Lake
Indata
Lake
Takla
Lake
Industrial railway
Tchentlo Lake Hot Springs Lodge
Chuchi Lake
Takla Narrows
Tchentlo Lake
Fort St. James 70km.
Witch
Lake
Middle River
6110000mN
320000mE
400000mE

All Indata claims are in the Omineca Mining Division of British Columbia.  The claim numbers are as follows:

Indata Claim Status
Claim Name	Record #	Area (Hectares)	Expiry Date
Indata 2	239379	375	18-Oct-10
Indata 3	240192	500	18-Oct-10
Schnapps 1	238722	500	18-Oct-10
Schnapps 2	238723	500	14-Nov-10
Schnapps 3	238859	200	20-Oct-10
Schnapps 4	238860	250	18-Oct-10
Schnapps 5	238893	100	18-Oct-10
Schnapps 6	362575	25	20-Oct-10
IN-6	362576	25	20-Oct-10
IN-7	362577	25	20-Oct-10
IN-8	362578	25	20-Oct-10
IN-9	362579	25	20-Oct-10
IN-10	362582	25	20-Oct-10
IN-11	362583	25	20-Oct-10
Limestone	530484	460	18-Apr-10
Total Area		3060

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

In 1996, Clear Creek Resources Limited (“Clear Creek”) took an option o the Indata property and carried out a small diamond drilling program in the area of anomalous copper in soils adjacent to the northeastern part of Albert Lake.  Results of this program confirmed the existence of subsurface copper mineralization indicated by the results of Imperial’s 1985 drilling but, in this area, the low grade (0.1% - 0.2%) extends over down-hole lengths of up to 100 metres.  A 1998 drilling program by Clear Creek confirmed and exceeded the 1996 drilling results and also established the presence of an unexposed altered granodiorite stock with copper mineralization adjacent to the eastern edge of Albert Lake.  During road construction at that time silicified volcanic rocks were exposed in a road cut in the southern part of the existing grid.  Grab samples showed the presence of copper sulfides along with enriched gold.

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

In 2005, two diamond drill holes totaling 262 metres were completed in a program funded by Aberdeen International Inc.   The first hole of the 2005 program, hole 2005-01, was designed to test below the level reached in a 1998 drill hole which had returned 145.4 metres grading 0.20% copper including 24.1 metres grading 0.37% (1998-04).  Unfortunately, significant drilling difficulties were encountered and this hole was abandoned at a depth of 99.1 metres, approximately 50 metres short of the top of the target.  The second hole, located approximately 1400 metres to the south, encountered narrow intervals of anomalous copper mineralization in a dioritic intrusive.

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

Significant results from our 2008 drilling program are summarized as follows:

HOLE	From	To	Metres	Copper %	Gold g/t	Silver g/t
08-1-01	18.3	181.7	163.4	0.14	-	-
Including	123.0	150.0	27.0	0.27	-	-
08-1-02	76.5	76.8	0.3	0.18	8.20	4.4
08-I-03	36.7	38.3	1.6	0.14	0.42	79.9
INCLUDING	37.2	37.7	0.5	0.13	0.40	209.0

Drill core samples returned values exceeding 10,000 parts per million arsenic with correspondingly high values in antimony and bismuth along with a number of narrow gold and/or silver intercepts.

During the year ended December 31, 2009, after review of the results of the 2008 drill program at the Indata gold project, we determined not to proceed with the option on this property and wrote off $22,500 in acquisition costs and $343,948 in deferred exploration costs.

Item 4.A

Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2009 compared to the prior fiscal years ended December 31, 2008 and 2007.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2009 and the related notes included in Item 17 of this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 13 to our consolidated financial statements for the fiscal year ended December 31, 2009.

Overview

Our business is exploration for minerals.  We do not have any properties that are in development or production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

•

Our ability to identify quality mineral exploration properties and acquire them on favorable terms;

•

The cost of our exploration activities;

•

our ability to finance our exploration activities and general operations;

•

our ability to identify and exploit commercial deposits of mineralization; and

•

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

•

The competitive demand for quality mineral exploration properties;

•

Political and regulatory climate in countries where properties of interest are located;

•

Regulatory and other costs associated with maintaining our operations as a public company;

•

the costs associated with exploration activities; and

•

the cost of acquiring and maintaining our mineral properties.

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

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

•

market prices for gold and other precious and base metals;

•

the market for our securities; and

•

the results from our exploration activities.

The poor conditions in the U.S. housing market and the credit quality of mortgage backed securities continued during 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets.  This resulted in government intervention in, and the collapse of, major banks, financial institutions and insurers worldwide, creating a climate of greater volatility, less liquidity, and tighter credit conditions.  These disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for us to obtain capital and financing for our operations in the future as well as increase our costs of obtaining such capital.  Access to additional capital when required, may not be available to us on acceptable terms or at all.

The most significant factors affecting our operations during the past year were related to reduction in the demand for, and in the prices of, uranium and base metals and a corresponding collapse in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our operations during the next fiscal year and thereafter so long as we continue in our present business of mineral exploration.  During 2009, the prices of gold and other metals have experienced significant price volatility, with gold maintaining prices substantially higher than the previous five years, as a result of global economic uncertainty.  While the price of gold is significantly higher due to its risk premium, this has not had a commensurate impact on the share prices for junior gold exploration companies, and the general market for the shares of junior exploration companies, in all commodities remains uncertain.  In prior years, there has been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to be depressed in the short and medium term, resulting in a negative outlook for our ability to raise equity capital, but also providing a reduction in exploration costs and the costs for acquiring new exploration properties due to an overall lack of capital in the sector.

Accordingly, while we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties, we anticipate we may see opportunities to acquire additional properties on more favourable terms than would have been the case in the past..  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Stock-Based Compensation

We have granted stock options to directors and employees as described in Note 6 to the attached audited consolidated financial statements.  We adopted the accounting standards of the Canadian Institute of Chartered  Accountants (“CICA”) regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.   Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

5.A

Operating Results

Fiscal Year Ended December 31, 2009 compared to the Fiscal Year Ended December 31, 2008

During the year ended December 31, 2009, we incurred operating expenses of $768,473 as compared to operating expenses of $1,202,346 for the year ended December 31, 2008.  The significant changes during the current fiscal year compared to the same period a year prior are as follows:

Consulting expense decreased to $55,394 during the year ended December 31, 2009 from the $86,762 incurred during the same period a year prior due to reduced expenditures on geological consulting for project review.

Stock-based compensation expense totaling $86,256 (a non-cash expense) was incurred during the year ended December 31, 2009, a decrease from the $451,965 incurred during the same period a year prior.  The decrease during the year ended December 31, 2009 was due to a decrease in the number of stock option grants and reduced amounts estimated for stock-based compensation expense as a result of lower interest rates and a reduced volatility in the trading price of our shares during the current period, key inputs in the Black-Scholes option pricing model used to calculate this expense amount.

Investor relations expenses decreased to $320,843 during the year ended December 31, 2009 from the $366,870 incurred during the same period a year prior.  This was primarily due to decreased expenditures on investor relations consultants and advertising during the current fiscal period.

Management fees remained at $120,000 during the year ended December 31, 2009 pursuant to a contract with our President, entered into and effective July 1, 2007.

During the year ended December 31, 2009 office and general expenses increased to $25,285 from the $24,439 incurred during the same period a year prior due to additional staff levels during the current period.

Professional fees increased to $96,697 during the year ended December 31, 2009 from the $82,757 incurred during the same period a year prior due to an increase in consulting fees paid for additional accounting staff.  Transfer agent and filing fees expense were reduced to $16,181 during the year ended December 31, 2009 from the $18,840 incurred during the same period a year prior.  This was primarily due to a reduction in financing and share issuance activity during the current fiscal period as compared to prior fiscal years when we completed large financings

During the year ended December 31, 2009 we incurred travel costs of $22,808 for attendance at trade shows, broker presentations and project review.  This represents a decrease from the $50,713 incurred for travel expenses during the same period a year prior.

Interest income decreased to $95,470 during the year ended December 31, 2009 from the $273,890 earned during the same period a year prior when we maintained a higher average daily cash balance.

Our loss for the year ended December 31, 2009 was $4,660,805 as compared to a loss for the year ended December 31, 2008 of $1,149,014, reflecting a write down of our mineral properties of $3,987,802 (as compared to $484,306 for the year ended December 31, 2008).

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

At December 31, 2009, we had working capital of $3,093,457 made up of cash and cash equivalents on hand.  This compares to working capital of $4,344,567 at December 31, 2008, inclusive of cash and cash equivalents on hand. We have no exposure to any asset-backed commercial paper (“ABCP”) investments.

We have two properties that we need to satisfy certain minimum work commitments on during 2010 in order to maintain our interests.  These properties are EMW in Nevada and Howell/Crowsnest in British Columbia.   See “Tabular Disclosure of Contractual Obligations”. In order to maintain our interest in the EMW property, we are required to undertake US$150,000 in exploration work on this property during 2010.  At the Howell/Crowsnest properties, we must spend $150,000 by June 30, 2010 in order to maintain our interest in the properties, however, due to a government moratorium on exploration actives in the location of these properties, we will not be able to make any of these expenditures and believe we will not be legally obligated to do so under the terms of our agreements.  See Item 4D “Howell/Crowsnest Gold Project”.

During 2010, we have budgeted for an exploration program at EMW in Nevada of US$150,000 which will satisfy our work obligation for fiscal 2010.    We also intend to conduct a drill program budgeted at US$250,000 at Table Top in Nevada in early 2010.  See “Special Note Regarding Forward Looking Statements”.

Current Economic Conditions

During 2009, particularly in the first three quarters, the ongoing global credit crisis and economic weakness have made for extremely volatile capital markets characterized by plunging equity and commodity prices and an environment in which few opportunities exist to raise additional capital.  MAX has taken precautions and implemented initiatives to preserve its cash requirements.  We have reviewed our mineral properties and have written down or abandoned a number of properties described in detail above.  We have several commitments in the future (this coming year and beyond) on its mineral properties and we may be forced to abandon and write-off other properties if we do not have the means to meet these commitments, or if we do not feel it is fiscally prudent to do so.  However, we currently have sufficient cash to meet all obligations during fiscal 2010 and do not believe that any additional write-down of our mineral properties are required at this time.  We will be reviewing our mineral property commitments as well as our capital position on an ongoing basis during fiscal 2010 and may abandon additional properties when obligations become due if management deems it necessary in order to maintain the long-term viability of the Company.

We intend to pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, uranium and other metals and to maintain and explore our current properties while conserving capital during these difficult economic times.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund our general operations through 2011.

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

5.D

Trend Information

Ravin property is primarily prospective for molybdenum, C de Baca is prospective for uranium, our Tabletop and EMW properties are prospective for gold and our Diamond Peak Project is prospective for gold and zinc.

The overall trend for the price of gold has been upward during the past year due to the uncertainty in the financial sector, while the price of other minerals, such as uranium, molybdenum and other base metals have remained depressed due to lack of demand as a result of the current global recession.  We anticipate that the continuing weakness in the price of minerals, with the exception of gold, as well as a lack of new capital for the mineral exploration sector in general, will  make the acquisition of quality gold exploration prospects less expensive, as well as decreasing the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, uranium, zinc and molybdenum which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements”.

The market for gold is homogeneous, integrated commodities markets with a large number of both suppliers and buyers.  These markets are not ones which are particularly susceptible to the influence of one or more large suppliers or buyers.  As at March 30, 2010 gold traded at US$1,106.5 per ounce.

There are a smaller number of producers of molybdenum than there are for commodities such as gold.  Molybdenum prices have increased from US$7.60/lb in 2000 to over US$35/lb in 2007.  The price of molybdenum was holding steady in 2008 until October when it collapsed to approximately US$11/lb.  At March 16, 2010 the most recent date for which we could find a quote for the sale of molybdenum oxide, the price was US$16.25 /lb.

Our C de Baca mineral property is prospective for uranium. There are fewer producers of uranium in the world than there are for some other commodities such as copper and gold.  The market for uranium is a homogeneous, integrated commodities market.  The market is not one which is particularly susceptible to the influence of one or more large suppliers or buyers.  The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 per pound in late 2000 to a high of US$138.00 per pound on June 1, 2007.  At March 15, 2010, the most recent date for which we could find a quote for the sale of uranium, the spot price was US$41.25/lb.

5.E

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2009 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total Remaining	Less than a year	1-3 Years	4-5 Years	After 5 Years
Diamond Peak (1) Option Payments	US$450,000	US$50,000	US$100,000	US$100,000	US$200,000
C de Baca Option (2) Option Payments	US$450,000	US$10,000	US$20,000	US$20,000	US$400,000
East Manhattan Wash (3) Option Payments Work Commitment	US$190,000 $650,000	US$40000 US$150,000	US$150,000 US$500,000	NilNil	Nil Nil
Ravin Project (4) Option Payments	US$400,000	US$50,000	US$100,000	US$100,000	US$150,000
Howell Project (5) Option Payments Share issuances Work Commitment		Force majeure
Crowsnest Project(6) Option Payments Share Issuance Work Commitment		Force majeure
Howell Project & Crowsnest Project combined (2010 & 2011) (7) Option Payments Share Issuances Work Commitment		Force majeure
Table Top Project(8) Option Payment	$460,000	US$25,000	US$85,000	US$100,000	US$250,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$2,600,000	US$325,000	US$955,000	US$320,000	US$1,000,000

(1)

These are option payments pursuant to an option agreement dated May 9, 2006, as amended, between us and The Wendt Family Trust of Reno, Nevada.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Diamond Peak Property”)

(2)

These are option payments pursuant to an option agreement dated September, 2005 between us and Applied Geological Services, Inc.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “C de Baca Project”)

(3)

These are option payments pursuant to an option agreement dated November 11, 2007 between us and MSM L.L.C.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “East Manhattan Wash”)

(4)

These are option payments pursuant to an option agreement dated September 10, 2007 between us and The Wendt Family Trust.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Ravin Molybdenum/Tungsten Property”)

(5)

These are option payments pursuant to an amended option agreement dated July 24, 2009 between us and Eastfield Resources Ltd.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  In February 2010 the Province of British Columbia announced that it intended to prohibit any future mine development in the Flathead Valley where the Howell and Crowsnest properties are located.  We have been contacted by representatives of the British Columbia Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation. (See Item 4 “Information on the Company” – “Description of Property” - “Howell Gold Property”)

(6)

These are option payments pursuant to an amended option agreement dated July 24, 2009 between us and Eastfield Resources Ltd.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property. In February 2010 the Province of British Columbia announced that it intended to prohibit any future mine development in the Flathead Valley where the Howell and Crowsnest properties are located.  We have been contacted by representatives of the British Columbia Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation. (See Item 4 “Information on the Company” – “Description of Property” “Crowsnest  Gold Property”

(7)

These are option payments pursuant to an amended option agreement dated July 24, 2009 between us and Eastfield Resources Ltd. that affect both Howell and Crowsnest Properties.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in the Properties. In February 2010 the Province of British Columbia announced that it intended to prohibit any future mine development in the Flathead Valley where the Howell and Crowsnest properties are located.  We have been contacted by representatives of the British Columbia Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation. (See Item 4 “Information on the Company” – “Description of Property – “Howell/Crowsnest Property”)

(8)

These are option payments pursuant to an option agreement dated September 1, 2009 between us and  Energex, LLC.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property. (See Item 4 “Information on the Company” – “Description of Property” – “Table Top Gold Property”.

Item 6.  Directors, Senior Management and Employees

6.A

Directors and Senior Management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation	Position with Company

STUART ROGERS, Vancouver, BC	53	President of the Company President of West Oak Capital Group Inc.	President, Chief Executive Officer & Director
PAUL JOHN, Penticton, BC	62	General Manager Franchises Mark’s Work Warehouse Ltd.	Director
DAVID PEARCE, West Vancouver, BC	55	President of Palmer Beach Properties Inc.	Secretary & Director
TIM COUPLAND, Delta, BC	51	President and CEO of Alberta Star Development Corp.	Director
DANIEL T. MACINNIS, Vancouver, BC	58	President, MAG Silver Corp.	Director
CHRISTOPHER CHERRY, Vancouver, BC	31	Chartered Accountant	Chief Financial Officer
CLARENCE J. WENDT Reno, Nevada	71	Independent professional geologist	Vice President Exploration

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers

Mr. Rogers has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and FINRA OTC Bulletin Board.  Currently, Mr. Rogers acts as a director or officer of Prophecy Resource Corp. and Alberta Star Development Corp., both reporting issuers on the TSX Venture Exchange in Canada.

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

In 1999, Mr. John sold his chain of Work Wear World stores to Mark’s Work Warehouse, a publicly traded company listed on the Toronto Stock Exchange, and was appointed as General Manager for Western Canada for their “Work World” franchised locations.  He held this position until 2001, when he was appointed and continues to serve as General Manager, Franchises for Work World.

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

Tim Coupland

Mr. Coupland is currently the President and CEO of Alberta Star Development Corp. (TSX-V: ASX; OTC BB: ASXSF), our joint venture partner on the Target 1 and MacInnis Lake uranium properties in the Northwest Territories.  Mr. Coupland holds a bachelor’s degree from Simon Fraser University and is an accomplished mineral landman and explorer, with over 20 years experience with both public and private companies working in the mineral exploration field in Canada.  Mr. Coupland was the lead negotiator who secured drill permits and the access and benefits agreement with the Sahtu Dene First Nations on their traditional territories in the Northwest Territories, where Alberta Star was focused on the development of the Eldorado and Contact Lake iron oxide, copper, gold and uranium projects.  Over the past ten years, Mr. Coupland has successfully developed long term business relationships with many Canadian First Nations & Metis Groups living in Canada’s Northwest Territories. Tim Coupland is currently serving as a director and/or officer of  Alberta Star Development Corp, Arctic Hunter Uranium Inc. both reporting issuers on the TSX Venture Exchange in Canada,  and Dynamic Gold Corp an OTC BB company.

 Daniel T. MacInnis

Mr. MacInnis is currently the President and CEO of MAG Silver Corp.  MAG Silver is listed on the TSX Venture Exchange in Canada and on the AMEX in the United States. He has over 30 years of experience in mineral exploration and experience with mineral property acquisitions and joint venture negotiations.  Mr. MacInnis is a registered Professional Geologist (P.Geo.) in British Columbia and obtained a B.Sc. in Geology from Saint Francis Xavier University (Nova Scotia) in 1974.

Christopher Cherry, CA, CGA

Mr. Cherry has over eight years experience as an accountant and auditor, with KPMG and Davidson and Company in Vancouver.  He achieved the Certified General Accountant designation in August 2004 and the Chartered Accountant designation in February 2009.  Mr. Cherry is a financial controller with iO Corporate Services Ltd., a private company that provides administrative services to several public companies. In addition to serving as our CFO,  Mr. Cherry currently serves as Chief Financial Officer to Reva Resources Corp., Chelsea Minerals Corp. (formerly Consolidated Global Cable Services, Inc.), Black Isle Resources Corp. (formerly Luzon Minerals Ltd.), Mexivada Mining Corp.,  and Teslin River Resources Corp. (formerly Wind River Resources Ltd.)

Clarence (Clancy) J. Wendt, P. Geo

Clancy Wendt received his B.S. degree from San Diego State University in 1967.  He began his career at Stauffer Chemical and worked at various companies until returning to the University of Arizona where he obtained his M.S. degree in 1978.  After this he worked at Duval Corporation and other companies until becoming District Manager for Westmont Mining.  He is credited with the Mt. Hamilton gold/molybdenum discovery in Nevada and managed the programs which led to the discovery of other deposits in the Carlin Trend.  Mr. Wendt is currently a director of Santa Fe Minerals Corp. and Goldex Resource Corp., a reporting issuer on the TSX Venture Exchange.

Mr. Wendt has been a consulting geologist since 1992, specializing in exploration and evaluation of mineral deposits.  He is a registered geologist in Arizona, British Columbia, Canada, and a Chartered Professional Geologist in Australia and is writes reports for various exchanges.  He is a member of SME, SEG, FAusIMM(CP), PDAC, a former Trustee of the NWMA and Member of the Board of Directors of the Mining Club of the Southwest. In addition, Mr. Wendt is the recipient of the President’s Award from the NWMA, the Ben F. Dickerson Award, and is a past President of the Geological Society of Nevada.

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

6.B.

Compensation of Directors

The following fairly reflects all material information regarding compensation paid to our directors and officers in our fiscal year ended December 31, 2009.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President, Chief Executive Officer and Director	2009	Nil	Nil	$120,000(1)	Nil	250,000	Nil	Nil
Paul John Director	2009	Nil	Nil	Nil	Nil	200,000	Nil	Nil
David Pearce Secretary and Director	2009	Nil	Nil	Nil	Nil	200,000	Nil	Nil
Tim Coupland Director	2009	Nil	Nil	Nil	Nil	200,000	Nil	Nil
Daniel T. MacInnis Director	2009	Nil	Nil	Nil	Nil	200,000	Nil	Nil
Christopher Cherry Chief Financial Officer	2009	Nil	Nil	$42,000	Nil	200,000	Nil	Nil
Clarence J. Wendt Vice President Exploration	2009	Nil	Nil	US$120,000 (2)	Nil	250,000	Nil	Nil

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

6.C

Board Practices

Stuart Rogers, Paul John, David Pearce, Tim Coupland and Daniel T. MacInnis have acted as our directors since May 8, 2002, June 18, 2002, December 15, 2003, September 5, 2006 and December 7, 2005, respectively.

The directors will, unless they choose to resign, hold office until the next annual general meeting of the shareholders at which time they may stand for re-election.  We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

We are party to a consulting agreement with West Oak Capital Group, Inc., a private company owned by Stuart Rogers, whereby it is entitled to be paid $10,000 per month for management services.  We are also party to a consulting agreement with Clarence Wendt,  whereby he is entitled to be paid USD$10,000 per month for provision of geological consulting services and duties normally associated with the position of Vice President, Exploration.  No other directors have service contracts with us, nor are they entitled to any termination benefits.

There are no service contracts with the Company for the directors providing for benefits upon termination of their service save and except for Mr. Rogers, as set out in the Consulting Agreements referred to above.  Under the terms of that Agreement, in the event of termination.

By the Company upon an “Event of Default” by the Consultant (as defined in Agreement) or by the Consultant for any reason other than an Event of Default by Company, the Company shall pay to the Consultant all amounts accruing hereunder up to and including the effective date of Termination.

By the Consultant due to an Event of Default by the Company or by the Company for any reason other than an Event of Default by the Consultant (as defined in the Agreement), the Company shall pay the Consultant:

•

The full amount of monthly Fees multiplied by the number of months remaining in the Term of the Agreement;

•

The full amount of any Bonus then due and owing, provided that, in the absence of any bona fide award by the Compensation Committee made more than 60 days prior to the effective date of Termination, the amount of such Bonus shall be deemed to be equal to 50% of the total amount of Fees and Bonuses paid to the Consultant and the Key Employee within the 24 months prior to the effective date of Termination;

•

The full amount of any Expenses incurred up to the effective date of Termination;

•

Any Options then outstanding shall be deemed to be extended and exercisable for 90 days following the expiry of the Term.

•

Reference is made to the full text of the Consulting Agreements which are attached as exhibits to this Report. See Item 19 “Exhibits”.  Other than the foregoing, we do not currently have any retirement, pension, bonus, profit-sharing or similar plans and none are proposed at this time.

The Company does not have an executive committee or a remuneration committee.

Audit Committee

Our audit committee is comprised of Tim Coupland, Paul John and Stuart Rogers .  The specific functions and responsibilities of the audit committee are set forth in our audit committee charter.

Tim Coupland and Paul John are Independent directors.  We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations.  Each of Tim Coupland and Paul John satisfy the independence and financial literacy requirements for audit committee members under the SEC rules and regulations and Rule 803 of the NYSE AMEX Company guide.  Since Stuart Rogers is not independent, the Audit Committee does not satisfy the requirements of Rule 10A-3 of the US Securities Exchange Act of 1934.

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

6.E

Share Ownership

The following table sets forth the shareholdings, to the best of our knowledge, owned beneficially, directly or indirectly, by our directors and officers as of March 31, 2010.  There were 21,699,230 common shares issued and outstanding as of March 31, 2010.

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Stuart Rogers	455,105	2.10%
Paul John	413,750	1.91%
David Pearce	602,500	2.78%
Tim Coupland	125,000	0.58%
Daniel MacInnis	Nil	Nil
Christopher Cherry	Nil	Nil
Clancy Wendt	490,000	2.26%

Statements as to securities beneficially owned by directors and officers, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and officers and from records available to the Company.

The following incentive stock options are outstanding to our directors and officers as at March 31, 2010:

Name	Shares that may be Purchased Upon Exercise of Option	Exercise Price	Expiry Date
Stuart Rogers (West Oak Capital)	100,000 150,000	$0.17 $0.35	October 31, 2011 August 1, 2011
Paul John	175,000 25,000	$0.35 $0.17	August 1, 2011 October 31, 2011
David Pearce	150,000 50,000	$0.35 $0.17	August 1, 2011 October 31, 2011
Tim Coupland	50,000 150,000	$0.35 $0.17	August 1, 2011 October 31, 2011
Daniel MacInnis	200,000	$0.35	August 1, 2011
Christopher Cherry	200,000	$0.17	October 31, 2011
Clancy Wendt	200,000 50,000	$0.35 $0.17	August 1, 2011 October 31, 2011

We have an incentive stock option plan which was approved by the shareholders of the Company at the last Annual General Meeting of Shareholders on September 21, 2009.  This Stock Option Plan provides for equity participation in the Company by our directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares.  The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchange on which the common shares are listed.  We have reserved and authorized up to 20% (4,339,846) of our issued treasury shares for issuance under the Stock Option Plan to our directors and key employees.

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

Options will be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company; and options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

The policies of the TSX-Venture Exchange limited the granting of stock options to our directors, officers, employees and consultants and provided limits on the length, number and exercise price of such options. We are required to file our Stock Option Plan on an annual basis with the TSX-Venture Exchange for review of its terms.

 On August 1, 2008, we granted incentive stock options to directors, officers and consultants totaling 1,150,000 common shares at an exercise price of $0.35 per share for a period of three years.  We also, by agreement of the optionees, cancelled 875,000 options that were granted in July 2007.  On October 31, 2008, we granted a further 575,000 options to directors and officers at an exercise price of $0.17 per share for a period of three years.  As at December 31, 2009, there were 1,850,000 stock options outstanding and exercisable.

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

As of the date of this annual report, there are 21,699,230 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this annual report, no persons known to us were the beneficial owner of more than five percent of our outstanding common shares.

Of our 41 registered shareholders at March 31 2010, 20 are Canadian residents representing   common shares or % of our issued and outstanding common shares.  We have 19 registered US shareholders holding 2,140,758 common shareholders or 9.89% of our issued and outstanding common shares.  There are 2 registered shareholders from places other than the US and Canada holding a total of 70,000 common shares or 0.32% of our common stock.  The remaining common shares of the Company are held by brokerages and other intermediaries and the Company cannot determine the residency of the beneficial holders of those shares.

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

7.B

Related Party Transactions

Three month period ended March 31, 2010:

During the three month period ended March 31, 2010, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

▪	We paid $30,000 to a private company controlled by Stuart Rogers, our President, for management fees pursuant to an agreement with Mr. Rogers.

Fiscal Year ended December 31, 2009:

In the fiscal year ended December 31, 2009, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

▪

We entered into an Option Agreement to acquire a 100% interest in the Table Top claims in Humbolt Country, Nevada from Energex LLC, a private Nevada corporation wholly owned by Clancy J. Wendt, our Vice President of Exploration.

▪	We paid CD$120,000 to a private company controlled by Stuart Rogers, our President, for management fees;
▪

We continued to hold rights under an option agreement that was entered into during 2007 granting us the right to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration.

▪

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

▪	We paid CD$120,000 to a private company controlled by Stuart Rogers, our President, for management fees;
▪

We continued to hold rights under an option agreement that was entered into during 2007 granting us the right to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration.

▪

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

▪	We paid CD$90,000 to a private company controlled by Stuart Rogers, our President, for management fees;
▪

We continued to hold rights under an option agreement that was entered into during 2007 granting us the right to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration.

▪

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

Item 8.

Financial Information

8.A

Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2009 have been audited by an independent auditor and are accompanied by an audit report, are attached and incorporated herein:

(a)

Consolidated Balance Sheets;

(b)

Consolidated Statements of Operations, Comprehensive loss and Deficit;

(d)

Consolidated Cash Flow Statements;

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

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2009 and, as a result, the percentage of export sales for the Company was zero.

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

Item 9.

The Offer and Listing

9.A

Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol “MXR” and on the FINRA Over The Counter Bulletin Board under symbol “MXROF”.   On March 2, 2006, our shares were listed with the Frankfurt Stock Exchange under the trading symbol “M1D”.

Our principal trading market in volume is the TSX Venture Exchange.  The closing price of our common shares on the TSX Venture Exchange on March 31, 2010 was .$0.22  The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on this Canadian exchange:

Annual Periods

High

Low

January 1, 2003 to December 31, 2003

$0.68

$0.23

January 1, 2004 to December 31, 2004

$0.55

$0.22

January 1, 2005 to December 31, 2005

$0.70

$0.265

January 1, 2006 to December 31, 2006

$0.98

$0.325

January 1, 2007 to December 31, 2007

$1.65

$0.55

January 1, 2008 to December 31, 2008

$0.75

$0.065

January 1, 2009 to December 31, 2009

$0.66

$0.09

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

July 1, 2008 to September 30, 2008

$0.38

$0.215

October 1, 2008 to December 31, 2008

$0.215

$0.065

January 1, 2009 to March 31, 2009

$.018

$0.09

April 1, 2009 to June 30, 2009

$0.26

$0.10

July 1, 2009 to September 30, 2009

$0.40

$0.12

October 1, 2009 to December 31, 2009

$0.66

$0.26

January 1, 2010 to March 31, 2010

$0.45

$0.175

Monthly Periods

High

Low

January 2008

$0.75

$0.375

February 2008

$0.50

$0.335

March 2008

$0.42

$0.37

April 2008

$0.41

$0.34

May 2008

$0.45

$0.34

June 2008

$0.455

$0.335

July 2008

$0.41

$0.32

August 2008

$0.38

$0.27

September 2008

$0.30

$0.20

October 2008

$0.215

$0.13

November 2008

$0.15

$0.125

December 2008

$0.14

$0.065

January 2009

$0.175

$0.09

February 2009

$0.18

$0.11

March 2009

$0.13

$0.10

April 2009

$0.12

$0.10

May 2009

$0.16

$0.105

June 2009

$0.26

$0.14

July 2009

$0.15

$0.12

August 2009

$0.28

$0.12

September 2009

$0.40

$0.19

October 2009

$0.41

$0.26

November 2009

$0.66

$0.30

December 2009

$0.48

$0.335

January 2010

$0.45

$0.31

February 2010

$0.38

$0.21

March 2010

$0.28

$0.175

9.B.

Plan of Distribution

Not Applicable.

9.C.

Markets

The common shares of the Company were listed for trading on the TSX-Venture Exchange on the 15th day of June, 1994.

Our common shares have been quoted for trading on the FINRA OTC Bulletin Board since November 8, 2000.

Our common shares were listed on the Frankfurt Stock Exchange on March 2, 2006 with the symbol “M1D”.

Item 10.

Additional Information

10.A

Share Capital

Not applicable.

10.B

Memorandum and Articles of Association

We were incorporated under the Business Corporations Act of Alberta by registration of our articles of incorporation and bylaws.  Pursuant to the provisions of the BCA, a company may conduct any business that it is not restricted by the terms of its articles or bylaws from conducting.  Our articles and bylaws contain no such restrictions.

On June 27, 2007, we were registered under the Business Corporations Act of British Columbia as an extra-provincial company in British Columbia.

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

10.C

Material Contracts

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this report.  See “Principal Expenditures and Divestitures”:

▪	Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated May 23, 2008 to acquire a 60% interest in the Indata project located in North Central B.C.
▪

Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated  June 9, 2008 to acquire a 60% interest in the Howell property in southeastern B.C – amended on July 24, 2009 to include the option of a 60% interest in the Crowsnest Mineral property adjacent thereto.

▪	Consulting Agreement between us and West Oak, dated October 1, 2008, for provision of management services.
▪	Consulting Agreement between us and Clarence Wendt dated October 1, 2008 for provision of geological consulting services.
▪

Mineral Property Option Agreement between Energex LLC and us dated September 1, 2009, for the acquisition of a 100% interest in 32 claims known as the Table Top claims, located in Humboldt County, 10 miles northwest of the town of Winnemucca, Nevada.

▪

Amending Agreement dated for reference September 30, 2009 between us and Kokanee Placer Ltd. amending our option agreement dated May 15, 2006 granting Kokanee an option to purchase a 51% interest in our Diamond Peak Property

We have not entered into any other material agreements other than in the ordinary course of its business.

We have excluded management and public relations agreements, geological data access agreements, geological consulting agreements, professional services and other generic agreements as being in the ordinary course of our business.

10.D

Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States.  For further information concerning such withholding tax, see “Item 10.E Taxation”

There are no limitations under the laws of Canada, the Province of Alberta, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares.  However, the Investment Canada Act (the “Act”), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act.  For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares.  Other rules apply with respect to the acquisition of non-corporate entities.

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

•

engages in production of uranium and owns an interest in a producing uranium property in Canada;

•

provides financial services;

•

provides transportation services;

•

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

10.E

Taxation

Certain United States Federal Income Tax Consideration

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•

an individual who is a citizen or resident of the U.S.;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (j) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to the U.S. Holder of the acquisition, ownership, and disposition of common shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

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

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition or deemed disposition  of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2009, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year and subsequent taxable years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that we are a PFIC and a U.S. Holder wishes to make a QEF Election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.

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

If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

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

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.

The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

In addition, a U.S. Holder who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

If either (a) the Company is not treated as a PFIC with respect to a U.S. Holder; (b) the Company is no longer a PFIC in the current taxable year and a U.S. Holder has recognized unrealized gain as of the last day of the taxable year in which the Company was a PFIC; or (c) a U.S. Holder has made a timely QEF Election and the Company is no longer a PFIC in the current taxable year, then a U.S. Holder generally will not be subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”  Instead, the U.S. Holder will have the tax consequences described below.

General Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “ Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable mark-to-market and QEF elections.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

10.I     Subsidiary Information

As of March 31, 2010, we have one subsidiary, MAX Resources, Inc., a wholly owned Nevada corporation.

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

Item 15T.

Controls and Procedures

(a) Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2009, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

(i)

pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

(iii)

provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

(iv)

provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of fiscal year ended December 31, 2009 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the “Framework”).

Based on this evaluation, our management concluded that, as of fiscal year ended December 31, 2009, there were  no deficiencies they considered to be material weaknesses.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.  These temporary rules permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an annual report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting until it is required to file an annual report for its first fiscal year ending after June 30, 2010.

(c) Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

16A.

Audit Committee Financial Expert

We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations and the other members of the audit committee ( Tim Coupland and Paul John) satisfy the financial literacy requirements for audit committee members and are independent members of the Audit Committee as determined in accordance with rulesection 803 of the NYSE – Company Guide and Rule 10A-3 of the Securities Exchange Act of 1934.  Mr. Rogers does not qualify as independent under Rule 10A-3 of the Securities Exchange Act of 1934 or Section 803 of the NYSE-AMEX Company Guide.

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

16.C

Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $28,392 for the year ending December 31, 2009 and $29,932 for the year ending December 31, 2008.

(b)

Audit-Related Fees

 The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of our financial statements but are not reported under paragraph (a) of this Item were approximately $nil for the year ending December 31, 2009, and  $nil for the year ending December 31, 2008.

(c)

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately $6,000 for the year ending December 31, 2009 and $5,000 for the year ending December 31, 2008.

(d)

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $ nil for the year ending December 31, 2009 and $ nil in the year ending December 31, 2008.

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

16.F

Change in Registrant’s Certifying Accountant

Not Applicable

16.G

Corporate Governance

Not Applicable

PART III

FINANCIAL STATEMENTS

Item 17.

Financial Statements

We are furnishing the following financial statements and reports:

Auditor’s Report dated Feburary 10, 2010

Consolidated Balance Sheets at December 31, 2009 and 2008

Consolidated Statements of Operations, Comprehensive Loss and Deficit for the years ended December 31, 2009, 2008, and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  These principles, as they pertain to our consolidated financial statements, differ from United States’ generally accepted accounting principles (“U.S. GAAP”) in a number of material respects, which are set out elsewhere herein.  See Note 13 to the attached consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Max Resource Corp.

We have audited the consolidated balance sheets of Max Resource Corp. as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2009, 2008 and 2007.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“DMCL”

Dale Matheson Carr-Hilton Labonte LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

February 10, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA

-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated February 10, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

February 10, 2010

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed In Canadian Dollars)

		December 31,	December 31,
		2009	2008

ASSETS

CURRENT
Cash and cash equivalents		$3,118,960	$4,377,361
Receivables and pre-paids		22,203	99,545
Taxes recoverable		9,753	13,932
		3,150,916	4,490,838

EQUIPMENT (Note 3)		3,218	-
RECLAMATION BONDS		28,356	28,356
MINERAL PROPERTIES (Note 4)		2,142,513	5,462,920

		$5,325,003	$9,982,114

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$57,459	$146,271

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	21,699,230 common shares (2008: 21,649,230)	13,003,168	12,996,918
SHARE PURCHASE WARRANTS (Note 6)		288,562	288,562
CONTRIBUTED SURPLUS (Note 6)		1,393,485	1,307,229
DEFICIT		(9,417,671)	(4,756,866)

		5,267,544	9,835,843

		$5,325,003	$9,982,114

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 4)

SUBSEQUENT EVENT (Note 12)

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these consolidated financial statements.

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
YEAR ENDED DECEMBER 31, (Expressed In Canadian Dollars)
	2009	2008	2007

EXPENSES
Amortization	$1,930	$ -	$ 470
Consulting	55,394	86,762	52,033
Consulting – stock-based compensation (Note 6)	86,256	66,794	154,591
Investor relations	320,843	366,870	339,034
Investor relations – stock-based compensation (Note 6)	-	142,172	70,388
Management fees (Note 5)	120,000	120,000	90,000
Management and directors fees – stock-based compensation (Note 6)	-	242,999	345,409
Office and general	25,285	24,439	10,778
Part XII.6 tax	23,079	-	-
Professional fees	96,697	82,757	51,093
Transfer agent and filing fees	16,181	18,840	25,581
Travel and promotion	22,808	50,713	28,370

LOSS BEFORE OTHER ITEMS AND INCOME TAXES	(768,473)	(1,202,346)	(1,167,747)

OTHER ITEMS
Interest income	95,470	273,890	222,290
Impairment of mineral properties (Note 4)	(3,987,802)	(484,306)	(148,097)

LOSS BEFORE INCOME TAXES	(4,660,805)	(1,412,762)	(1,093,554)

Future income tax recovery (Note 7)	-	263,748	-

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(4,660,805)	(1,149,014)	(1,093,554)

DEFICIT, BEGINNING OF YEAR	(4,756,866)	(3,607,852)	(2,514,298)

DEFICIT, ENDING OF YEAR	$(9,417,671)	$ (4,756,866)	$ (3,607,852)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.22)	$ (0.05)	$ (0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – basic and diluted	21,670,736	21,584,202	17,549,381

The accompanying notes are an integral part of these consolidated financial statements.

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, (Expressed In Canadian Dollars)

	2009	2008	2007

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(4,660,805)	$ (1,149,014)	$ (1,093,554)
Adjustments for items not involving cash:
Amortization	1,930	-	470
Stock-based compensation - consulting, management and investor relations expense	86,256	451,965	570,388
Impairment of mineral properties	3,987,802	484,306	148,097
Future income tax recovery	-	(263,748)	-

Changes in non-cash working capital items:
Decrease (increase) in receivables and prepaids	77,342	108,501	(186,151)
Decrease (increase) in taxes recoverable	4,179	3,207	(14,822)
Decrease in accounts payable and accrued liabilities	(117,212)	(4,934)	(24,009)

CASH USED IN OPERATING ACTIVITIES	(620,508)	(369,717)	(599,581)

FINANCING ACTIVITY
Issuance of common shares	-	-	8,829,677

CASH PROVIDED BY FINANCING ACTIVITY	-	-	8,829,677

INVESTING ACTIVITIES
Reclamation bonds	-	88	(28,444)
Purchase of equipment	(5,148)	-	-
Mineral property acquisition and exploration costs	(632,745)	(2,914,138)	(1,420,725)

CASH USED IN INVESTING ACTIVITIES	(637,893)	(2,914,050)	(1,449,169)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,258,401)	(3,283,767)	6,780,927

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,377,361	7,661,128	880,201

CASH AND CASH EQUIVALENTS, ENDING OF YEAR	$3,118,960	$ 4,377,361	$ 7,661,128

CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash	$118,960	$ 207,693	$ 21,128
Term deposits	3,000,000	4,169,668	7,640,000

	$3,118,960	$ 4,377,361	$ 7,661,128

SUPPLEMENTARY CASH FLOW DISCLOSURE (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

 (Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. (“Max” or the “Company”) on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, further losses are anticipated prior to the generation of any profits.

The Company's future capital requirements will depend on many factors, including costs of exploration of its properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.  The Company has sufficient funds on hand to cover anticipated operating expenses and the costs of budgeted exploration programs for the next year.

The Company’s ability to continue as a going concern will depend almost exclusively on outside capital to complete the exploration and development of its mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for financial statements.  Except as indicated in Note 13, they also comply, in all material respects, with accounting principles generally accepted in the United States.

Adoption of New Accounting Standards and Accounting Pronouncements

Goodwill and intangible assets

Effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 3064 “Goodwill and Intangible Assets”, which replaced CICA Handbook sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs”, as well as EIC-27, “Revenues and Expenditures During the Pre-operating Period”, and part of Accounting Guideline 11, “Enterprises in the development stage”.  Under previous Canadian standards, a greater number of items were recognized as assets than are recognized under International Financial Reporting Standards (“IFRS”).  The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets.  The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition, and; 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the recognition criteria is eliminated.  The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets.  The portions in the new standard relating to goodwill remain unchanged.  The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at December 31, 2009.

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which applies to interim and annual financial statements for periods ending on or after January 20, 2009.  The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at December 31, 2009.

Mining exploration costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general.  The adoption of this abstract had no impact on the Company’s presentation of its financial position or results of operations as at December 31, 2009.

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to useful lives of assets for depreciation and amortization, the recoverability of mineral property interests, the determination of future income taxes, asset retirement obligations, and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid Canadian dollar denominated guaranteed investment certificates which are readily convertible to contracted amounts of cash without penalty.  Cash equivalents are classified as held-for-trading and are recorded at fair value with realized and unrealized gains and losses reported in net income (loss).  At December 31, 2009, the Company had cash equivalents comprised of term deposits issued by major financial institutions in the aggregate amount of $3,000,000 (December 31, 2008 - $4,169,668) and bearing interest at a rate of 1.00% per annum until maturity in 2010.

Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at 30% per annum .

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

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. Under the recommendations of the EIC 146, future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company is recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting from the utilization of prior year losses available to the Company not previously recorded, as the Company did not meet the criteria for recognition, will be reflected as part of the Company’s operating results as a recovery of future income taxes in the same period of filing the renunciations with the Canada Revenue Agency.

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Comprehensive income

The Company adopted CICA Handbook Section 1530, Comprehensive Income on January 1, 2008.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss. At September 30, 2009 and 2008, the Company had no items that caused other comprehensive loss to be different than net loss.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, and accounts payable. The value of the Company’s arm’s length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.

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

New accounting pronouncements not yet adopted

International financial reporting standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.  The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation.  The Company also is in the assessment phase of the design and work plan to calculate the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations.  The Company will address the design, planning, solution development and implementation of the conversion in 2010.

Business combinations – section 1582, consolidated financial statements – section 1601 and non-controlling interests – section 1602

The CICA issued three new accounting standards in January 2009:  Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations”.  Section 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS-27, “Consolidated and Separate Financial Statements”.  The Company is in the process of evaluating the requirements of the new standards.

NOTE 3

.

EQUIPMENT

		December 31, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Equipment	$ 5,148	$ 1,930	$ 3,218	$ -	$ -	$ -

NOTE 4.

MINERAL PROPERTIES

	Balance December 31, 2007	Additions	Write-down	Balance December 31, 2008	Additions (Recoveries)	Write-off	Balance December 31, 2009
Acquisition costs:
Target Claims, NWT	$ 1	$ -	$ -	$ 1	$ -	$ (1)	$ -
Gold Hill, Alaska	382,897	50,047	-	432,944	91,500	(524,444)	-
MacInnis Lake, NWT	110,000	-	(109,999)	1	-	(1)	-
C de Baca, NM	106,982	65,581	-	172,563	16,339	-	188,902
Diamond Peak, NV	43,187	5,550	-	48,737	1,370	-	50,107
Nustar Claims, AZ	440,453	57,495	-	497,948	-	(497,948)	-
Ravin, NV	65,677	50,366	-	116,043	60,560	-	176,603
East Manhattan, NV	38,073	67,378	-	105,451	45,888	-	151,339
Howell, BC	-	27,500	-	27,500	10,000	-	37,500
Crowsnest, BC	-	-	-	-	8,817	-	8,817
Indata, BC	-	22,500	-	22,500	-	(22,500)	-
Table Top, NV	-	-	-	-	30,318	-	30,318
	1,187,270	346,417	(109,999)	1,423,688	264,792	(1,044,894)	643,586

Exploration costs:
Gold Hill, Alaska	1,093,852	1,415,727	-	2,509,579	83,893	(2,593,472)	-
MacInnis Lake, NWT	374,307	-	(374,307)	-	-	-	-
C de Baca, NM	217,235	18,361	-	235,596	-	-	235,596
Nustar Claims, AZ	1,963	2,133	-	4,096	1,392	(5,488)	-
Ravin, NV	11,698	474,720	-	486,418	17,930	-	504,348
East Manhattan, NV	-	9,658	-	9,658	53,448	-	63,106
Howell, BC	-	455,407	-	455,407	(17,606)	-	437,801
Crowsnest, BC	-	-	-	-	248,429	-	248,429
Indata, BC	-	338,478	-	338,478	5,470	(343,948)	-
Table Top, NV	-	-	-	-	9,647	-	9,647
	1,699,055	2,714,484	(374,307)	4,039,232	402,603	(2,942,908)	1,498,927

	$ 2,886,325	$ 3,060,901	$ (484,306)	$ 5,462,920	$667,395	$(3,987,802)	$ 2,142,513

Target Claims, Northwest Territories, Canada

During 2003, the Company acquired a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).  During the year ended December 31, 2007, the Company recorded an impairment charge of $148,097 on the Target 1 Claim and during the year ended December 31, 2009, the Company elected to abandon the Target Claims and wrote-off the remaining $1 of acquisition costs to operations.

Gold Hill Property, Alaska, United States

During 2004, the Company entered into an option agreement to acquire an interest in the Gold Hill claims near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares with a fair value of $47,000 and 100,000 warrants with a fair value of$19,724 exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company issued an additional 200,000 common shares effective December 31, 2004 with a fair value of $74,000 and a further 200,000 common shares during the year ended December 31, 2005 at a value of $120,000.

Gold Hill Property, Alaska, United States (continued)

The Company assumed all of the optionor’s obligations under their lease with GCO Minerals Corp. (“GCO”) which included the following minimum work commitments and advance royalty payments (in U.S. funds):

NOTE 4.

MINERAL PROPERTIES (continued)

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                   $    5,000 (paid)

2005                 150,000 (incurred)                       15,000 (paid)

2006                 deferred to 2007

                      25,000 (paid)

2007                 250,000 (incurred)                        25,000 (paid)

2008                 250,000 (incurred)                        50,000 (paid)

2009                 500,000 (incurred)                        75,000 (paid)

2010                 500,000 (incurred)                      100,000

2011

           500,000                                       100,000

Upon exercise of the option, the Company could earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying the Company the lesser of US$5,000,000 or 300% of all costs incurred to completion of a Feasibility Report.  The NSR royalty will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, the Company will pay to the optionor an additional 1% NSR royalty.

During the years ended December 31, 2009 and 2008, the Company incurred the following exploration costs on the Gold Hill Property:

	2009	2008
Drilling and assays	$ -	$ 916,983
Field expenses	11,928	281,726
Geological consulting	51,570	196,384
Licenses, permits and lease payments	16,573	13,756
Travel	3,822	6,878
	$ 83,893	$ 1,415,727

During the year ended December 31, 2009, the Company elected to abandon the Gold Hill property and wrote off $524,444 of acquisition costs and $2,593,472 of deferred exploration costs to operations during fiscal 2009.

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 and September 29, 2008, with Alberta Star Development Corp. (“Alberta Star”), which commencing September 5, 2006 has a director in common, whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.  The terms of the option agreement, as amended, call for payments as follows:

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

During the year ended December 31, 2008, the Company recorded an impairment charge of $484,306 on the MacInnis Lake property and during the year ended December 31, 2009, the Company elected to abandon the MacInnis Lake property and wrote-off the remaining $1 of acquisition costs to operations.

C de Baca, New Mexico (“NM”), United States

On September 22, 2005, the Company entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims was US$10,000 cash payment (paid), with annual payments of US$10,000

NOTE 4.

MINERAL PROPERTIES (continued)

 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

During the years ended December 31, 2009 and 2008, the Company incurred the following exploration costs on the C de Baca project:

	2009	2008
Drilling and assays	$ -	$ -
Geological consulting	-	16,360
Licenses, permits and lease payments	-	2,001
	$ -	$ 18,361

As at December 31, 2009, the BLM of New Mexico holds a $18,888 reclamation bond (2008 - $18,888) from the Company to guarantee reclamation of the environment on the C de Baca property.

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement require the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company with a fair value of $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

   35,000 (U.S.) (paid)

May 9, 2008

   45,000 (U.S.) (paid subsequent to December 31, 2009)

Each anniversary thereafter for 10 years

   50,000 (U.S.) (paid subsequent to December 31, 2009)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, as amended September 30, 2009 the Company entered into a mineral property Option Agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (received) and the issuance of 100,000 common shares (received subsequent to December 31, 2009) of Kokanee to the Company upon completion of Kokanee’s public listing (completed in January, 2010).  In addition, the following annual payments and share issuances are due from Kokanee to the Company:

a)

By May 15, 2007:  pay US$35,000 to the Company (received) and issue 200,000 common shares (received subsequent to December 31, 2009);

b)

Five days after the listing of Kokanee’s common shares on the TSX Venture Exchange (“TSX-V”):   issue 300,000 common shares and pay $95,000 to the Company (received subsequent to December 31, 2009);

c)

On or before May 9, 2010 and on each anniversary thereof up to and including May 9, 2016, pay US$50,000 to the Company; and

d)

On commencement of commercial production, issue 1,000,000 shares of Kokanee to the Company.

The option granted to Kokanee is for a term of three years from the date of the agreement, subject to the following annual mineral exploration commitments:

a)

$100,000 to be spent by Kokanee in the first year of the agreement (incurred);

b)

$300,000 in the second year, and

c)

$600,000 in the third year.

The Company did not incur any exploration expenses on the Diamond Peak project during the year ended December 31, 2009 or 2008.

NOTE 4.

MINERAL PROPERTIES (continued)

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

During the year ended December 31, 2009, the Company incurred $1,392 of geological consulting expenses on the Nustar project.  In September 2009, the Company elected to abandon the Nustar project and wrote off $497,948 of acquisition costs and $5,488 of deferred exploration costs to operations during the period.

Ravin Claims, Nevada. United States

On September 10, 2007, the Company entered into an Option Agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin molybdenum/tungsten property, 162 mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms of the Option Agreement with Energex call for the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), $38,700 (US$35,000) by September 10, 2009 (paid) and US$50,000 on each anniversary thereafter.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $106,185, which have been included in acquisition costs.

Ravin Claims, Nevada. United States (continued)

During the years ended December 31, 2009 and 2008, the Company incurred the following exploration costs on the Ravin Claims:

	2009	2008
Drilling and assays	$ 3,929	$ 257,384
Geological consulting	12,930	119,206
Field expenses	1,071	94,601
Licenses, permits and lease payments	-	3,529
	$ 17,930	$ 474,720

As at December 31, 2009, the BLM of Nevada holds a $8,046 reclamation bond (2008 - $8,046) from the Company to guarantee reclamation of the environment on the Ravin property.

East Manhattan, Nevada, United States

On December 4, 2007, the Company entered into an Option Agreement with MSM LLC (“MSM”), a Nevada corporation, for the acquisition of a 100 % interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), US$25,000 by December 4, 2009 (paid), US$40,000 by December 4, 2010, US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012.  The East Manhattan Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.

NOTE 4.

MINERAL PROPERTIES (continued)

During the years ended December 31, 2009 and 2008, the Company incurred the following exploration costs on the East Manhattan Project:

	2009	2008
Drilling and assays	$ 12,763	$ 756
Geological consulting	35,133	7,688
Field expenses	5,552	1,214
	$ 53,448	$ 9,658

Howell and Crowsnest, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60% interest in the Howell Gold Project in Southeast British Columbia.  The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares of the Company on commencement of drilling (issued - Note 6), the payment of $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, the payment of $35,000 by June 1, 2010 and the payment of $55,000 and a further 200,000 common shares of the Company by June 1, 2011.  The Company also agreed to incur $1,250,000 of exploration expenditures within the following timeframe; $350,000 of exploration expenditures on the property by June 1, 2009 (completed), a further $250,000 by June 1, 2010 and a further $650,000 by June 1, 2011.

On July 23 2009, the Company agreed with Eastfield to amend the Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totalling $60,000 to Eastfield (of which $10,000 was paid on signing of the amended agreement), issuing 100,000 shares (of which 50,000 shares were issued on signing of the amended agreement at $0.125 per share for a total of $6,250, Note 6) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011).  Following that date, the Company can earn its 60% interest in Howell by making further cash payments totalling $90,000, issuing 400,000 shares and spending a further $700,000 on exploration prior to June 30, 2013.  The Company will also be responsible for its portion of the $200,000 payment due to Goldcorp Inc. and Teck Cominco Metals Limited by August 31, 2010 pursuant to Eastfield’s underlying option agreement with them.  To earn its 60% interest in Crowsnest, the Company must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

During the years ended December 31, 2009 and 2008, the Company incurred the following exploration costs on the Howell property:

	2009	2008
Drilling and assays	$ -	$ 238,709
Geological consulting	3,078	59,222
Field expenses	-	157,476
BC mining tax recovery	(20,684)	-
	$ (17,606)	$ 455,407

During the years ended December 31, 2009 and 2008, the Company incurred the following exploration costs on the Crowsnest property:

	2009	2008
Drilling and assays	$ 112,088	$ -
Geological consulting	52,524	-
Field expenses	83,817	-
	$ 248,429	$ -

Subsequent to December 31, 2009, the Government of British Columbia announced that it intends to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  The Company has been contacted by the Ministry of Energy , Mines and Petroleum Resources to initiate discussions with respect to compensation.

NOTE 4.

MINERAL PROPERTIES (continued)

Indata, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield for the acquisition of a 60% interest in the Indata Gold and Copper Project in North Central British Columbia.

The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares (issued) of the Company on commencement of drilling, the payment of $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, the payment of $35,000 by June 1, 2010 and the payment of $55,000 and the issuance of a further 200,000 common shares of the Company by June 1, 2011.  The Company has also agreed to incur $1,150,000 of exploration expenditures within the following timeframe; $250,000 of exploration expenditures on the property by June 1, 2009 (completed), a further $250,000 by June 1, 2010 and a further $650,000 by June 1, 2011.

During the years ended December 31, 2009 and 2008, the Company incurred the following exploration costs on the Indata property:

	2009	2008
Drilling and assays	$ -	$ 172,893
Geological consulting	5,470	28,898
Field expenses	-	136,687
	$ 5,470	$ 338,478

In June 2009, the Company elected to abandon the Indata property and wrote off $22,500 of acquisition costs and $343,948 of deferred exploration costs to operations.

Table Top, Nevada, United States

On August 31, 2009, the Company entered into an Option Agreement with Energex to acquire a 100% interest in the Table Top claims in Humboldt County Nevada.

The terms of the Option Agreement with Energex require the payment of $5,400 (US$5,000) upon execution of the Agreement (paid), US$25,000 on the first anniversary of the Agreement, US$35,000 on the second anniversary of the Agreement and US$50,000 on each anniversary thereafter.  The Table Top property is subject to a 3% NSR royalty.  Upon full exercise of the Option Agreement, the Company will own 100% of the project.

During the year ended December 31, 2009, the Company incurred $9,647 for consulting fees on Table Top.

NOTE 5.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, management fees of $120,000 (2008 - $120,000; 2007 - $90,000) were paid or accrued to a private company controlled by a director.  This transaction was measured at the exchange amount as agreed to by the related parties.

NOTE 6.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Share Purchase Warrants	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2007	21,549,230	$ 13,230,666	$ 288,562	$ 855,264
Renunciation of flow-through shares	-	(263,748)	-	-
Shares issued for mineral properties (Note 4)	100,000	30,000	-	-
Stock-based compensation	-	-	-	451,965

Balance at December 31, 2008	21,649,230	12,996,918	288,562	1,307,229
Shares issued for mineral property (Note 4)	50,000	6,250	-	-
Stock-based compensation	-	-	-	86,256

Balance at December 31, 2009	21,699,230	$ 13,003,168	$ 288,562	$ 1,393,485

Stock Options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company to a maximum of 4,309,846.  Under the plan, the exercise price of each option shall not be less than the closing price of the Company’s shares on the date of grant less any discount permitted by the TSX-V and vesting terms are at the discretion of the board of directors.  The options can be granted up to a maximum term of 5 years as long as the Company is classified as a Tier 2 issuer under the policies of the TSX -V.

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

On July 27, 2007, the Company granted stock options to directors, officers and consultants entitling them to purchase 875,000 common shares at a price of $1.05 per share to July 27, 2010.  These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $447,752 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 4.61% and an expected volatility of 77%.  A further 200,000 options exercisable at $1.05 per share until July 27, 2009 were granted to consultants at this same time, with these options vesting over a one-year period.  The total fair value of $84,240 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.64% and an expected volatility of 77%.  The granting of these options resulted in a stock based compensation expense of $42,120 being recorded, representing the fair value of the options vested during the period.  The remainder of $42,120 was expensed on vesting in 2008.  These options were cancelled during the third quarter of fiscal 2008.

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

NOTE 6.

SHARE CAPITAL (Continued)

Stock Options (continued)

The total fair value of $59,991 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.78% and an expected volatility of 82%.  The granting of these options resulted in a stock based compensation expense of $5,000 being recorded in 2007 and $54,991 being recorded in 2008, representing the fair value of the options vested during the year.  These options were cancelled during the fourth quarter of fiscal 2008, after they had fully vested.

On April 2, 2008, the Company granted stock options to a consultant entitling the optionee to purchase 200,000 common shares at a price of $0.41 per share to April 2, 2010.  These options were to vest over a one-year period.  The total fair value of $41,414 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.90% and an expected volatility of 90%.  The granting of these options resulted in a stock-based compensation expense of $27,609 being recorded in fiscal 2008, representing the fair value of the options vested.  These options were cancelled during the fourth quarter of fiscal 2008.  The fair value of the cancelled and unvested options was $13,805.

On August 1, 2008, the Company granted stock options to directors, officers and consultants entitling them to purchase 1,150,000 common shares at a price of $0.35 per share to August 1, 2011.  These options vested immediately.  The total fair value of $219,996 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 3.03% and an expected volatility of 96.7%.  The granting of these options resulted in a stock-based compensation expense of $219,996 being recorded in fiscal 2008.

On October 31, 2008, the Company granted stock options to directors, officers and consultants entitling them to purchase 575,000 common shares at a price of $0.17 per share to October 31, 2011.  These options vested immediately.  The total fair value of $66,046 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 2.33% and an expected volatility of 117%.  The granting of these options resulted in a stock based compensation expense of $66,046 being recorded in fiscal 2008.

On July 3, 2009, the Company granted stock options to a consultant entitling them to purchase 250,000 common shares at a price of $0.17 per share to July 3, 2011.  These options vested immediately.  The total fair value of $23,720 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.16% and an expected volatility of 140%.  The granting of these options resulted in a stock based compensation expense of $23,720 being recorded in fiscal 2009.

On October 19, 2009, the Company granted stock options to two consultants entitling them to purchase 250,000 common shares at a price of $0.40 per share to October 19, 2011.  Of these options, 200,000 vested immediately, and 50,000 options vest over a 1 year period.  The total fair value of $73,572 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.52% and an expected volatility of 123.5%.  The granting of these options resulted in a stock based compensation expense of $62,536 being recorded in fiscal 2009.  Subsequent to December 31, 2009, the 50,000 stock options were cancelled and the remaining $11,036 will never be recorded as the consultant ceased to provide services as of January 1, 2010.

NOTE 6.

SHARE CAPITAL (Continued)

Stock options (continued)

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted average grant date fair value

Balance, December 31, 2007	2,150,000	$ 0.86	1.75 years
Options granted	1,925,000	0.30	2.90 years	$ 0.17
Options cancelled and expired	(2,225,000)	0.82	-

Balance, December 31, 2008	1,850,000	0.34	2.33 years
Options granted	500,000	0.29	2.00 years	$ 0.19
Options cancelled and expired	(125,000)	0.95	-

Balance, December 31, 2009	2,225,000	$ 0.29	1.67 years

Exercisable at December 31, 2009	2,187,500	$ 0.29	1.67 years

As at December 31, 2008, the Company had no unvested stock options.  During the year ended December 31, 2009, the Company granted 500,000 stock options of which 50,000 had vesting provisions.  As at December 31, 2009, 12,500 of these options had vested and the Company had 37,500 stock options remaining to be vested during fiscal 2010.

The following incentive stock options were outstanding at December 31, 2009:

Number of options outstanding	Exercise Price	Expiry Date
250,000	$0.17	July 3, 2011
1,150,000	0.35	August 1, 2011
250,000	0.40	October 19, 2011
575,000	0.17	October 31, 2011
2,225,000

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2007	6,163,095	$ 0.82	0.97 years
Warrants issued	250,000	1.29	2.00 years
Warrants cancelled and expired	(6,163,095)	0.70	-

Balance, December 31, 2008	250,000	1.23	0.79 years
Warrants cancelled and expired	(250,000)	1.23	-

Balance, December 31, 2009	-	$ -	-

On June 15, 2008, the Company issued warrants to a consultant for investment banking and other services for a term of one year, entitling them to purchase 250,000 common shares at a price of $0.40 per share to June 16, 2010.  These warrants vested on a monthly basis over a one year period.  The total fair value of $40,718 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.40% and an expected volatility of 87%.  The issuance of these warrants resulted in a stock based compensation expense of $23,752 being recorded in the year ended December 31, 2008, representing the fair value of the warrants vested.  The remaining $16,966 will never be recorded as the consultant ceased to provide services as of January 1, 2009.

There were no warrants outstanding as at December 31, 2009.

NOTE 7.

INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2009	2008	2007

Loss before taxes for the year	$ (4,660,805)	$ (1,412,762)	$ (1,093,554)
Expected income tax recovery at blended rate	34%	31%	34%
	(1,582,176)	(437,956)	(371,808)
Non-deductible items	25,877	140,109	244,445
Items deductible for tax purposes	-	-	(66,600)
Other	261,129	280,234	-
Change in valuation allowance	1,295,170	(246,135)	193,963

Future income tax recovery	$ -	$ (263,748)	$ -

The significant components of the Company’s tax effected future income tax assets are as follows:

	2009	2008

Non-capital losses	$ 970,682	$ 552,237
Equipment	1,503	1,548
Resource properties	1,074,772	149,031
Share issuance costs	95,078	144,049

	2,142,035	846,865
Valuation allowance	(2,142,035)	(846,865)

Net future tax assets	$ -	$ -

The Company has non-capital losses of approximately $2,670,000 (2008: $2,072,000) which may be available to offset future income for Canadian income tax purposes which expire over the next twenty years.  In addition, there are resource-related expenditures of approximately $1,121,000 (2008: $866,000) which may be used to offset future taxable Canadian resource income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.  The Company also has foreign tax losses totalling approximately US$825,000 (2008: US$453,000) which may be available to reduce future year’s taxable income and which will expire, if not utilized, commencing in 2027. In addition, there are foreign resource-related expenditures of approximately US$3,745,000 (2008: US$3,705,000) available to reduce taxable income in future years.

Due to the uncertainty of realization of these loss carryforwards and resource pools, the benefits have not been reflected in the financial statements as the Company has provided a full valuation allowance for the potential future tax assets resulting from these loss carryforwards and resource pools.

NOTE 8.

SUPPLEMENTARY CASH FLOW DISCLOSURE

	2009	2008
Cash paid for: Interest	$-	$ -
Income taxes	$-	$ -

During the year ended December 31, 2009, the Company issued 50,000 common shares with a fair value of $6,250 for the acquisition of the Crowsnest property (Note 4).

During the year ended December 31, 2009, the Company incurred mineral property expenditures of $28,400 (2008 - $32,693) included in accounts payable and accrued liabilities.

During the year ended December 31, 2008, the Company issued 100,000 common shares with a fair value of $30,000 for the acquisition of mineral properties (Note 4).

NOTE 9.

SEGMENTED INFORMATION

The Company's income, loss and assets are located in the following geographic locations:

	Canada	United States	Consolidated
December 31, 2009
Interest income	$95,470	$-	$95,470
Amortization	$-	$1,930	$1,930
Stock-based compensation	$86,256	$-	$86,256
Net loss	$(982,129)	$(3,678,676)	$(4,660,805)
Additions to long-lived assets	$255,110	$417,433	$672,543
Identifiable assets	$3,883,462	$1,441,541	$5,325,003
December 31, 2008
Interest income	$273,890	$-	$273,890
Amortization	$-	$-	$-
Stock-based compensation	$451,965	$-	$451,965
Net loss	$(1,084,476)	$(64,538)	$(1,149,014)
Additions to long-lived assets	$843,885	$2,217,016	$3,060,901
Identifiable assets	$5,331,055	$4,651,059	$9,982,114
December 31, 2007
Interest income	$222,290	$-	$222,290
Amortization	$-	$-	$-
Stock-based compensation	$570,388	$-	$570,388
Net loss	$(1,043,158)	$(50,396)	$(1,093,554)
Additions to long-lived assets	$130,792	$1,531,933	$1,662,725
Identifiable assets	$8,345,733	$2,455,349	$10,801,082

NOTE 10.

CAPITAL MANAGEMENT

The capital structure of the Company consists of common shares and working capital. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank-sponsored instruments.  This strategy is unchanged from 2008.

The Company is not subject to externally imposed capital restrictions.  There were no changes to its capital management approach in the year.

NOTE 11.

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation causing the other party to incur a financial loss.  The Company is exposed to credit risks arising from its cash holdings.  The Company manages credit risk by placing cash with reputable Canadian financial institutions and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

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

The Company manages its exposure to this risk by operating in a manner that minimizes its exposure to the extent practical.  The Company does not engage in any form of derivative or hedging instruments to reduce its foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

NOTE 12.

SUBSEQUENT EVENTS

Subsequent to December 31, 2009, the Government of British Columbia announced that it intends to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Company’s Howell and Crowsnest properties are located.  The Company has been contacted by the Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation (Note 4).

Subsequent to December 31, 2009 the Company received option payments of $95,000 and 600,000 shares from Kokanee, and paid $95,000 in options payments on the Diamond Peak Property (Note 4).

NOTE 13.

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

b)

Statement of stockholders’ equity:

US accounting standards require a separate Statement of Stockholders’ Equity disclosing historical transactions from inception.  The information required in this statement is otherwise presented in the current and prior years’ notes to the financial statements.

c)

Mineral property costs:

Under Canadian GAAP, mineral property acquisition, exploration and development costs may be deferred and amortized as disclosed in Note 2.  Under US GAAP, pursuant to EITF 04-2, mineral rights are classified as tangible assets and accordingly acquisition costs are capitalized as mineral property costs.  Under US GAAP mineral property exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.  As of the date of these financial statements, the Company has determined that all exploration costs should be expensed under US GAAP as the Company has not established any proven or probable reserves on its mineral properties.

d)

Stock-based compensation:

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

NOTE 13.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e)

Summary of financial statement information

The effect of the accounting differences for mineral property costs and stock-based compensation are as follows:

Consolidated Balance Sheets	Year ended December 31,			Cumulative from April 25, 1994 (inception)
	2009	2008	2007	to December 31, 2009
Total assets, Canadian GAAP	$ 5,325,003	$ 9,982,114
Mineral property exploration costs	(1,498,927)	(4,039,232)
Total assets, US GAAP	$ 3,826,076	$ 5,942,882

Deficit, Canadian GAAP	$ (9,417,671)	$ (4,756,866)	$ (3,607,852)	$ (9,417,671)
Mineral property exploration costs	(1,498,927)	(4,039,232)	(1,699,055)	(1,498,927)
Stock-based compensation	(6,611)	(6,611)	(6,611)	(6,611)
Deficit, US GAAP	$ (10,923,209)	$ (8,802,709)	$ (5,313,518)	$ (10,923,209)

Consolidated Statements of Operations
Net loss, Canadian GAAP	$ (4,660,805)	$ (1,149,014)	$ (1,093,554)	$ (9,417,671)
Mineral property exploration costs	(311,848)	(2,340,177)	(1,092,362)	(4,351,080)
Stock-based compensation	-	-	-	(6,611)
Net loss, US GAAP	$ (4,972,653)	$ (3,489,191)	$ (2,185,916)	$ (13,775,362)

Basic net loss per share, US GAAP	$ (0.23)	$ (0.16)	$ (0.13)

Consolidated Statements of Cash Flows
Cash used in operating activities, Canadian GAAP	$ (620,508)	$ (369,717)	(599,581)	(3,097,998)
Interest in unproven mineral properties	(402,603)	(2,340,177)	(1,092,3662)	(5,535,202)
Cash used in operating activities, US GAAP	$ (1,023,111)	$ (2,709,894)	$ (1,691,943)	$ (8, 633,200)

Cash used in investing activities, Canadian GAAP	$ (637,892)	$ (2,914,050)	$ (1,449,169)	$ (6,270,180)
Interest in unproven mineral properties	402,603	2,340,177	1,092,362	5,428,319
Cash used in investing activities, US GAAP	$ (235,290)	$ (573,873)	$ (356,807)	$ (841,861)

Net cash provided by financing activities, Canadian GAAP and US GAAP	$ -	$ -	$ 8,829,677	$ 4,931,208

Recent accounting pronouncements adopted:

During 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2009-01, "Amendments based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (the "Codification").  The Codification became the single source of authoritative GAAP in the United States, other than rules and interpretive releases issued by the United States Securities and Exchange Commission ("SEC"). The Codification reorganized GAAP into a topical format that eliminates the previous GAAP hierarchy and instead established two levels of guidance – authoritative and non-authoritative.  All non-grandfathered, non-SEC accounting literature that was not included in the Codification became non-authoritative. The adoption of the Codification did not change previous GAAP, but rather simplified user access to all authoritative literature related to a particular accounting topic in one place.  Accordingly, the adoption had no impact on the Company’s consolidated financial position or results of operations.  All prior references to previous GAAP in the Company’s consolidated financial statements were updated for the new references under the Codification

On July 1, 2009, the Company adopted authoritative guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. Adoption of the new guidance had no material impact on the Company’s financial statements.

On July 1, 2009, the Company adopted the authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non-controlling interest is to be included in net income and,

NOTE 13.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. Adoption of the new guidance had no material impact on the Company’s financial statements..

On July 1, 2009, the Company adopted the authoritative guidance on fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Adoption of the new guidance had no material impact on the Company’s financial statements.

Recent Accounting Guidance Not Yet Adopted

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for the Company beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Company believes adoption of this new guidance will have no impact on the Company’s financial statements.

Item 18.

Financial Statements

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

Item 19.

Exhibits

The following exhibits are filed as part of this Annual Report:

1.

Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles and Bylaws (1)

4.  Material Contracts

4.1

Management Agreement dated May 8, 2002 between Vancan Capital Corp. and West Oak Capital Group Ltd. (2)

4.2

Option Agreement dated May 17, 2004 between MAX Resource Corp. and Zazu Exploration, Inc. to acquire an interest in the Gold Hill Project near Cantwell, Alaska. (3)

4.3

Mineral Property Option Agreement with Alberta Star Development Corp. to acquire up to a 50% interest in the MacInnis Lake Uranium Property dated April 1, 2005. (3)

4.4

Mineral Property Option Agreement between the Wendt Family Trust and the Company dated May 9, 2006 optioning 100% of the Diamond Peak Property to the Company. (4)

4.5

Mineral Property Option Agreement between Kokanee Placer Ltd. and the Company dated May 15, 2006 granting Kokanee Place Ltd. the right to acquire up to a 51% interest in the Diamond Peak Property. (4)

4.6

Agreement dated September 22, 2005 between the Company and Applied Geological Services, Inc. regarding the acquisition by the Company of the C de Baca Project claims. (4)

4.7

Agreement dated April 4, 2007 between NUSTAR Exploration LLC and the Company for the acquisition of the mineral claims in Colorado Plateau, Arizona. (5)

4.8

Mineral Property Option Agreement dated September 10, 2007 between Energex LLC and us to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (6)

4.9

Mineral Property Option Agreement between MSM LLC and us dated December, 2007 to acquire a 100% interest in the East Manhattan Wash claims in the Manhattan Mining District, Nye County, Nevada. (6)

4.10

Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated June 9, 2008 to acquire a 60% interest in and to the Indata project located in North Central B.C. (6)

4.11

Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated June 9, 2008 to acquire a 60% interest in and to the Howell property in southeastern B.C. (6)

4.12

Consulting Agreement dated October 1, 2008 between MAX Resource Corp. and West Oak Capital Group, Inc. (7)

4.13

Consulting Agreement dated October 1, 2008 between MAX Resource Corp. and Clarence Wendt; (7)

4.14

Mineral Property Option Amending Agreement between Eastfield Resource Ltd. And us dated July 24,   2009 to acquire up to a 60% interest in and to either the Howell property or the Crowsnest property in   southeastern BC

4.15

Mineral Property Lease and Option to Purchase Agreement between Energex, LLC and us, and dated   September 1, 2009 to acquire the Table Top property in Humboldt County, Nevada.

8.1

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

(7)

incorporated by reference from our Form 20-F that was originally filed with the commission on April 22, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  April 1, 2010

“Stuart Rogers”

By:  Stuart Rogers, Chief Executive Officer

“Christopher Cherry”

By:  Chris Cherry , Chief Financial Officer