Form 20-F
period 2010-12-31
MAX RESOURCE CORP.
filed 2011-06-28
CIK 1116548

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2010
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

For the transition period from ____ to ______

Commission file number: 000-30780

MAX RESOURCE CORP.

 (Exact name of Registrant as specified in its charter)

Province of Alberta, Canada

(Jurisdiction of incorporation or organization)

2300 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X2 Canada

(Address of principal executive offices)

Stuart Rogers, President and CEO
Max Resource Corp.
2300 – 1066 West Hastings Street

Vancouver, British Columbia V6E 3X2 Canada

Tel: (604) 689-1749

Facsimile: (604) 648-8665

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:  None

(Title of Class)

Securities registered pursuant to Section 12(g) of the Act:  Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  21,699,230 common shares as at December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

4C

Organizational Structure

4.D

Property, Plants and Equipment

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

9.D.

Selling Shareholders

9.E.

Dilution

9.F.

Expenses of the Issue

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

Item 15.

Controls and Procedures

Item 16.

Reserved

16A.

Audit Committee Financial Expert

16.B

Code of Ethics

16.C

Principal Accountant Fees and Services

16.D

Exemptions from the Listing Standards for Audit Committees

16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

16.F

Change in Registrant’s Certifying Accountant

16.G

Corporate Governance

PART III

FINANCIAL STATEMENTS

Item 17.

Financial Statements

Item 18.

Financial Statements

Item 19.

Exhibits

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

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

		Canadian Dollars Per U.S. Dollars
	2010	2009	2008	2007	2006	2005	2004
Average for the period	1.0054	0.8760	0.9441	0.9348	0.8820	0.8259	0.7697
Low for the period	0.9278	0.9755	1.0289	1.0905	0.9099	0.8690	0.8493

For the Month of
	May 2011	April 2011	March 2011	February 2011	January 2011	December 2010
High for the period	1.0537	1.0542	1.0324	1.0268	1.0140	1.0054
Low for the period	1.0195	1.0319	1.0083	1.0045	.9978	0.9825

The noon exchange rate on June 27, 2011 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$0.9861.

PART I

ITEM 1.

Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2.

Offer Statistics and Expected Timetable

Not applicable

ITEM 3.

Key Information

We were incorporated as Proven Capital Corp. on April 25, 1994 under the Business Corporations Act of Alberta (the “BCA”).  We changed our name to Cedar Capital Corp. on January 10, 1995 and subsequently to Vancan Capital Corp. on February 12, 2002.  On May 14, 2004, we changed our name to Max Resource Corp.  On June 27, 2007 we were registered as an extra-provincial company with the Registrar of Companies in British Columbia, pursuant to the Business Corporations Act of British Columbia (“BCABC”).

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

Selected Financial Data

US GAAP (Cdn$ in 000, except per share data)	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income(Loss)Cdn. GAAP	($502)	($4,660)	($1,149)	($1,094)	($722)
Earnings(Loss) Per Share Cdn GAAP	($0.02)	($0.22)	($0.05)	($0.06)	($0.07)

Net Income(Loss) US GAAP	($837)	($4,973)	($3,490)	($2,186)	($886)
Earnings (Loss) Per Share US GAAP	($0.04)	($0.23)	($0.16)	($0.13)	($0.08)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0

Working Capital	$2,317	$3,093	$4,345	$7,852	$846
Mineral Properties Cdn GAAP	$2,592	$2,142	$5,463	$2,886	$1,371
Mineral Properties US GAAP	$823	$644	$1,424	$1,187	$708
Long Term Debt Cdn GAAP	0	0	0	0	0

Shareholder’s Equity Cdn GAAP	$4,914	$5,268	$9,836	$10,767	$2,218
Shareholders’ Equity US GAAP	$3,074	$3,762	$5,790	$9,061	$1,548
Total Assets Cdn GAAP	$4,944	$5,325	$9,983	$10,801	$2,276
Total Assets US GAAP	$3,111	$3,826	$5,943	$9,103	$1,613

CDN GAAP (Cdn$ in 000, except per share data)	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income(Loss)Cdn. GAAP	($502)	($4,660)	($1,149)	($1,094)	($722)
Earnings(Loss) Per Share Cdn GAAP	($0.02)	($0.22)	($0.05)	($0.06)	($0.07)

Net Income(Loss) US GAAP	($837)	($4,973)	($3,490)	($2,186)	($886)
Earnings (Loss) Per Share US GAAP	($0.04)	($0.23)	($0.16)	($0.13)	($0.08)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0

Working Capital	$2,317	$3,093	$4,345	$7,852	$846
Mineral Properties Cdn GAAP	$2,592	$2,142	$5,463	$2,886	$1,371
Mineral Properties US GAAP	$823	$644	$1,424	$1,187	$708
Long Term Debt Cdn GAAP	0	0	0	0	0

Shareholder’s Equity Cdn GAAP	$4,914	$5,268	$9,836	$10,767	$2,218
Shareholders’ Equity US GAAP	$3,074	$3,762	$5,790	$9,061	$1,548
Total Assets Cdn GAAP	$4,944	$5,325	$9,983	$10,801	$2,276
Total Assets US GAAP	$3,111	$3,826	$5,943	$9,103	$1,613

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

International Financial Reporting Standards (“IFRS”)

In January 2006, the Canadian Accounting Standards Board adopted a strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted standards, IFRS, as issued by the International Accounting Standards Board. The effective implementation date of the conversion from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is December 1, 2011, with an effective transition date of December 1, 2010 for financial statements prepared on a comparative basis.  We are engaged in an assessment and conversion process which includes consultation with external consulting firms.  Our approach to the conversion to IFRS includes three phases.

•

Phase one, an initial general diagnostic of our accounting policies and Canadian GAAP relevant to our financial reporting requirements to determine the key differences and options with respect to acceptable accounting standards under IFRS. This phase was completed in late 2009.

•

Phase two, an in-depth analysis of the IFRS impact in those areas identified under phase one. During 2010, we substantially completed assessing and quantifying IFRS transition adjustments.  Our auditors are in the process of completing their review of these adjustments.  A summary of this analysis is provided in Table 2 below.

•

Phase three, the implementation of the conversion process, including the completion of the opening balance sheet as at December 1, 2010 together with related discussion and notes, has commenced.  Preliminary drafts of financial statement disclosures have been prepared in order to ensure systems are in place to collect the necessary data; to date no significant changes to current procedures have been identified.

Our IT accounting and financial reporting systems are not expected to be significantly impacted.

The above comments, including the summary in Table 2, should not be considered as a complete and final list of the changes that will result from the transition to IFRS as we intend to maintain a current and proactive approach based on changes in circumstances and no final determinations have been made. IFRS standards, and the interpretation thereof, are constantly evolving.  As a result, we expect there may be new or revised IFRS accounting standards prior to the issuance of our first IFRS financial statements. We are continuing to monitor IFRS accounting developments and updates and will assess their impact in the course of our transition process to IFRS.

Table 2.  Summary of financial statements impact on transition from Canadian GAAP to IFRS.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and preliminary conclusions
Property, plant and equipment (“PP&E”)	PP&E is recorded at historical cost. Depreciation is based on their useful lives after due estimation of their residual values.

PP&E can be recorded using the cost (on transition to IFRS, the then fair value can be deemed to be the cost) or revaluation models.

Depreciation must be based on the useful lives of each significant component within PP&E.

PP&E will continue to be recorded at their historical costs due to the complexity and resources required to determine fair values on an annual basis.

Based on an analysis of PP&E and our significant components, we have determined that no change to their useful lives is warranted and, therefore, depreciation expense will continue to be calculated using the same rates under IFRS.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and preliminary conclusions
Mineral properties

Exploration costs and option maintenance payments are expensed as incurred. If proven and probable reserves are established, costs incurred prospectively to develop the property are capitalized as incurred and depreciated using the unit-of-production depreciation method over the estimated life of the ore body.

IFRS 6 provides us with the option of expensing the exploration and evaluation costs as incurred, or deferring these costs until technical feasibility and commercial viability has been determined, at which point they are transferred to the development and production phase and allocated to specific projects.

The existing accounting policy will be maintained.
Asset retirement obligations (“ARO”)

Canadian GAAP limits the definition of ARO to legal obligations.

ARO is calculated using a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.  The original liability is not adjusted for changes in current discount rates.

IFRS defines ARO as legal or constructive obligations.

ARO is calculated using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability) and is revised every reporting period to reflect changes in assumptions or discount rates.

IFRS requires that, on transition, the net book value of the asset related to ARO be adjusted on the basis of the ARO balance existing at inception.

The broadening of this definition will not cause a significant change in our current estimates.

We expect to record a transition adjustment. In accordance with IFRIC 1, the effect of any changes to an existing ARO as a result of changes in market interest rates is added to or deducted from the cost of the related asset.

We will rely on the IFRS 1 exemption which allows a company to use current estimates of future reclamation costs and current amortization rates to determine the net book value on transition to IFRS.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and preliminary conclusions
Stock-based compensation

We recognize stock-based compensation on a straight line method and update the value of the options for forfeitures as they occur.

We included stock-based compensation in contributed surplus and previously recognized compensation cost is not reversed if a vested employee stock option expires unexercised.

Under IFRS, stock-based compensation is amortized under the graded method only.  In addition, we are required to update our value of options for each reporting period for expected forfeitures.

IFRS does not preclude us from recognizing a transfer of compensation costs within equity (i.e. from contributed surplus to deficit) after vesting.

We are in the process of quantifying the difference. We do not intend to transfer stock-based compensation expense included in contributed surplus to another component of equity.
Income taxes

There is no exemption from recognizing a deferred income tax for the initial recognition of an asset or liability in a transaction that is not a business combination.  The carrying amount of the asset or liability acquired is adjusted for the amount of the deferred income tax recognized.

All deferred income tax assets are recognized to the extent that it is “more likely than not” that the deferred income tax assets will be realized.

A deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit.

A deferred tax asset is recognized if it is “probable” that it will be realized.

We do not expect the difference in recognition of deferred income tax to have any significant change in the future.

“Probable” in this context is not defined and does not necessarily mean “more likely than not”.  However, we do not expect this difference to have any impact in the future.

The above assessment and conclusions are based on the analysis completed by us as of the date of this report and may be subject to change.

The quantification of the amounts that resulted from the differences between Canadian GAAP and IFRS relating to the key standards are based on management’s estimates and decisions, and are subject to further internal review and audit by our external auditors.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $502,315 the fiscal year ended December 31, 2010 and losses of $4,660,805 and $1,149,013 for the fiscal years ended December 31, 2009 and 2008, respectively.   As of December 31, 2010, we had a cumulative deficit of $9,919,986 (December 31, 2009: $9,417,671).  There can be no assurance that either the Company or our subsidiary will achieve profitability in the future or at all.

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

As at December 31, 2010, we had cash and cash equivalents on hand of $2,087,207.  We have sufficient working capital to fund our exploration activities on our mineral properties through fiscal 2011.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  While we believe we have sufficient working capital to fund our activities through our 2010 fiscal year, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral properties we acquire.

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

Recent market events and conditions

Throughout 2008, 2009 and 2010, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many smaller companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

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

Our Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that we believe we were a passive foreign investment company (“PFIC”) for the year ended December 31, 2010, and may continue to be a PFIC in future years.   If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to our shares.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to its shareholders.  However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF rules, in event that we are a PFIC and a U.S. taxpayers wishes to make a QEF election.  Thus, U.S. taxpayers may not be able to make a QEF election with respect to their common shares.  Each U.S. taxpayer should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF election.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.  This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain U.S. Federal Income Tax Considerations.”  Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

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

Our head office is located at 1066 West Hastings Street, Suite 2300, Vancouver, British Columbia, Canada, V6E 3X2.  Our telephone number is (604) 689-1749.

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

Mineral Properties Now Held

Table Top Gold Project (Nevada)

On September 1, 2009 we entered into an Option Agreement with Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration, granting us an option (the “Table Top Option”) to acquire a 100% interest in the Table Top gold project claims (“Table Top Project”) in Humboldt County, Nevada for the sum of US$300,000 (the “Table Top Purchase Price”) and a 3% NSR Royalty, 1% of which can be repurchased for US$1 million.  The Table Top Project consists of 48 claims and is located 10 miles west of the town of Winnemucca, Nevada.  Under the terms of the agreement we are required to make the following rental payments (the “Table Top Rental Payments”) in order to maintain the Table Top Option in good standing:

Date	Payment Amount (USD)
Upon execution of the Agreement (September 1, 2009)	$5,000 (paid)
On the First anniversary of the Agreement (September 1, 2010)	$25,000 (deferred)
On the Second anniversary of the Agreement (September 1, 2011)	$35,000
Each anniversary thereafter	$50,000

During 2010 we spent a total of $314,103 on exploration on the Table Top Project, including drilling.  Further drilling was completed in April 2011.  See “Special Notes regarding Forward Looking Statements”.  See Item 4.D, “Property, Plant and Equipment – Table Top Project”.

East Manhattan Wash gold project (Nye County, Nevada)

In December, 2007, we entered into an option agreement in conjunction with Max Resource, Inc., our wholly owned Nevada subsidiary, to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The property is comprised of 78 claims and is located 40 miles north of the town of Tonopah, Nevada. We made a cash payment of US$28,000 to MSM LLC and, in accordance with the terms of the option agreement, are required to make the following option payments:

Date	Payment Amount
Upon execution of the option agreement	$28,000 (US) (Paid)
First anniversary of effective date (December 4, 2008)	$20,000 (US) (Paid)
Second anniversary of effective date (December 4, 2009)	$25,000 (US) (Paid)
Third anniversary of effective date (December 4, 2010)	$40,000 (US) (Paid)
Fourth anniversary of effective date (December 4, 2011)	$50,000 (US)
Fifth anniversary of effective date (December 4, 2012)	$100,000 (US)

The payments due on the fourth and fifth anniversary are subject to securing a drill permit.

In addition we are required to make exploration expenditures totalling US$700,000 on the EMW claims in the second to fifth years (subject to receipt of the necessary drill permits),as follows:

•

on or before December 4, 2009,

US$50,000;

•

on or before December 4, 2010,

a further US$150,000

•

on or before December 4, 2011,

a further US$200,000

•

on or before December 4, 2012,

a further US$300,000

The EMW Property is subject to a 3% NSR royalty.  The option may be exercised by making all of the above option payments and exploration expenditures.  Upon full exercise of the option, we will own 100% of the project.

We made the following expenditures on this property during the fiscal years ending December 31, 2008, 2009 and 2010:

	2010	2009	2008
Drilling and assays	5,202	$ 12,763	$ 756
Geological consulting	29,923	35,133	7,688
Field expenses	3,632	5,552	1,214
	$ 38,748	$ 53,448	$ 9,658

See Item 4.D, “Property, Plant and Equipment – East Manhattan Wash Gold Project”.

 Howell/Crowsnest Gold Project (British Columbia)

Due to a change in policy by the Government of British Columbia resulting in a moratorium on exploration in the area, we ceased exploration on this property and are in the process of negotiating payment of compensation with the government

On June 9, 2008, we entered into an option agreement with Eastfield Resources Ltd. (“Eastfield”) whereby we can earn up to a 60% interest in the Howell Gold Project located one hour south of the town of Sparwood (by gravel road) in Southeast B.C.  Eastfield has the right to earn a 100% interest in the Howell property through an amended 1999 option agreement with Teck Cominco Metals Limited (“TCML”) and Goldcorp Inc. (“GI”) whereby outstanding commitments include a final exploration expenditure totaling $423,759 and cash payments of $100,000 to each of TCML and GI due by August 31, 2010.

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

During the year ended December 31, 2010, we spent a total of $613 for geological consulting fees on the Crowsnest property, and we received a BC Mining Tax recovery in the amount of $77,670.  We did not spend any money on the Howell property during 2010.

In February 2010 the Government of British Columbia announced that it intends to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  The Company has been contacted by the Ministry of Energy, Mines and Petroleum Resources and discussions have been initiated with respect to compensation.  See Item 4.D, “Property, Plant and Equipment – Howell/Crowsnest Gold Project”.

Ravin Molybdenum/ Tungsten Property (Lander County, Nevada):

On September 10, 2007, and as amended on November 9, 2010, we entered into an option agreement (the “Ravin Option”) to acquire a 100 % interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration for the sum of US$300,000 (the “Ravin Purchase Price”).

The following rental payments (the “Rental Payments”) are required in order to maintain the Ravin Option:

Date	Payment Amount
Upon execution of the option agreement	$5,000.00 USD (paid)
First anniversary of effective date (September 10, 2008)	$25,000.00 USD (paid)
Second anniversary of effective date (September 10, 2009)	$35,000.00 USD (paid)
Each anniversary thereafter (subject to increase to $US50,000 on certain triggering events)	$10,000.00 USD (paid)

The Ravin Option may be exercised at any time by payment of the Ravin Purchase Price and grant of a 3% NSR, 1% of which can be repurchased for US$1 million (the “Ravin Royalty”).

During the year ended December 31, 2008 we spent a total of $479,720 on exploration of the Ravin Property comprised of drilling and assay costs ($257,384), geological consulting fees ($119,206), and field expenses ($94,601).  During the year ended December 31, 2009 we spent a total of $17,930 on exploration of the Ravin property comprised of drilling and assay costs ($3,939), geological consulting fees ($12,930), and field expenses ($1,071).  During the year ended December 31, 2010 we spent $639 on geological consulting for the Ravin property.   See Item 4.D, “Property, Plant and Equipment – Ravin Molybednum/Tungsten Property”.

Diamond Peak Property (Nevada)

On May 9, 2006, we entered into an Option Agreement, as amended on June 30, 2010, to acquire an option (the “Diamond Peak Option”) to purchase a 100% interest in the FMC claims in Eureka County, Nevada, (the “Diamond Peak Property”)  for the sum of US$300,000 (the “Diamond Peak Purchase Price”) plus a 3% NSR, 1% of which can be repurchased for US$1 million (the “Diamond Peak Royalty”), from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration.

Under the terms of the Diamond Peak Option Agreement, we issued 100,000 shares of the Company to the Wendt Family Trust and must make the following rental payments (the “Diamond Peak Rental Payments”) in order to maintain the Diamond Peak Option:

Date	Payment Amount (U.S funds)
Upon execution of the option agreement (May 9, 2006)	$25,000 (paid)
First anniversary of effective date (May 9, 2007)	$35,000 (paid)
Second anniversary of effective date (May 9, 2008)	$45,000 (paid subsequent to the period)
Third anniversary of effective date (May 9, 2009)	$50,000 (paid subsequent to the period)
On June 30, 2010 upon execution of the amending agreement	$25,000 (paid)
On May 9, 2011 (as amended)	$35,000
On May 9, 2012 (as amended)	$35,000
Each anniversary thereafter for 4 years (as amended)	$50,000

The Diamond Peak Option may be exercised at any time by payment of the Diamond Peak Purchase Price and grant of the Diamond Peak Royalty.  We are required to make minimum annual advance royalty payments of US$50,000 after exercise until commencement of sustained commercial production, with such payments being credited against the Diamond Peak Royalty.  The Diamond Peak Rental Payments are not credited against the Royalty or the Purchase Price, but are not payable after the Option is exercised.

We entered into a mineral property option agreement on May 15, 2006, as amended effective September 30, 2009, with Kokanee Placer Ltd. (“Kokanee Placer”), a British Columbia company, whereby we granted to Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property (the “Kokanee Option”) in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 common shares of “Kokanee Minerals Inc.” (“Kokanee”) (received subsequent to December 31, 2009), a public company (TSX V : KOK) which exchanged its shares for Kokanee Placer in conjuction with its public listing (completed in January, 2010).

To maintain this agreement in good standing, Kokanee had agreed to make the following annual payments and share issuances to the Company:

-

By May 15, 2007 pay US$35,000 to the Company (received);

-

within five days after listing of Kokanee’s common shares on the TSX Venture Exchange, pay US$95,000 and issue 500,000 Kokanee shares to the Company (received); and

-

On or before May 9, 2010 and on each anniversary thereof up to and including May 9, 2016, pay US$50,000 to the Company; and

-

On commencement of commercial production, issue 1,000,000 Kokanee shares to the Company;

The Kokanee Option was also subject to Kokanee completing $1,000,000 in exploration on the Diamond Peak Property over a three year period.

In June 2010 Kokanee advised us that they would not be making the US$50,000 payment then due and would be abandoning their option.  We have reviewed all work conducted by Kokanee and conducted soil sampling and constructed roads and drill pads at Diamond Peak in preparation for drilling during 2011.   During 2010, we spent $21,248 on geological consulting, $9,220 on assays and $27,624 on field expenses at Diamond Peak.    See Item 4.D, “Property, Plant and Equipment – Diamond Peak Property.”

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

In 2007 we conducted a 14 hole drill program to follow up on historic Occidental Minerals drilling and we were successful in confirming historic uranium grades.  In March 2008 we received a Technical Report prepared by Michael G. Bersch, Phd. PG, which recommends further exploration at C de Baca that will include diamond drilling, project and regional scale geologic mapping.  During the year ended December 31, 2008 we spent $16,360 for geological consulting and $2,001 permitting on the C de Baca project. No money was spent on the project during the years ended December 31, 2010 and 2009.  See Item 4.D, “Property, Plant and Equipment – C de Baca Project”.

Majuba Hill Copper/Silver Project (Nevada):

On March 4, 2011 we entered into an option agreement to acquire up to a 75% interest in the Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada (the “Majuba Hill Property”) from Claremont Nevada Mines LLC., Nevada. (the “Majuba Hill Option Agreement”).  The Majuba Hill Project encompasses 2,568 acres consisting of patented and unpatented lode mining claims and private mineral rights.

The terms of the Majuba Hill Option Agreement with Claremont allow us to earn an initial 60% interest in the property over six years by spending US$6.5 Million on exploration of the property.  MAX can increase its interest in the property to 75% by spending a further $3.5 Million on exploration over a subsequent two year period.  The Majuba Hill property will be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1.5 Million.   See Item 4.D, “Property, Plant and Equipment – Majuba Hill Copper/Silver Property”.

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

The Gold Hill Property (Alaska):

On May 17, 2004, we entered into an option agreement with Zazu Exploration, Inc. (“Zazu”) to acquire its option to acquire a 90% interest, or “ownership”, in the Gold Hill Property near Cantwell, Alaska (the “Zazu Option Agreement”).   Zazu Exploration, Inc. is a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.

Under the terms of the Zazu Option Agreement, we paid $63,691 (US$48,200) and issued 100,000 shares valued at $47,000 and 100,000 warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, we issued an additional 200,000 shares effective December 31, 2004 (issued at a value of $74,000).  We issued a further 200,000 shares effective December 31, 2005 (issued at a value of $120,000) to exercise the option acquired Zazu’s right to earn a 90% interest in the Gold Hill Property under its lease with GCO Minerals, subject to a NSR of 1% and GCO’s rights under the lease, and assumed all of Zazu’s obligations under its lease with GCO Minerals Corp. (“GCO”).

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

Under the terms of our agreement with NUSTAR, we purchased a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of our common stock, subject to a gross royalty of 4% (the “NUSTAR Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.  The agreement provided that we would have the right to purchase 3% of the 4% NUSTAR Royalty applicable to each breccia pipe identified on the NUSTAR Claims that went into commercial production, for the sum of $1,000,000.

During the year ended December 31, 2009, we incurred $1,392 of geological consulting expenses on the Nustar project.

In September 2009, we elected to abandon the Nustar project and wrote off $497,948 of acquisition costs and $5,488 of deferred exploration costs to operations during the period.

Indata Gold/Copper Project (British Columbia):

We acquired our interest in this property (which is located 120 kilometers north of Fort St. James, in Northern British Columbia, Canada) (the “Indata Gold/Copper Property”) by agreement dated for reference June 9, 2008 with  Eastfield which granted us an option to earn up to a 60% interest in the Indata Gold/Copper Property by making the following cash  payments, share issuances and exploration expenditures

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

4.B

Business Overview

During the fiscal year ended December 31, 2010, we

(i)

were advised by the Province of British Columbia that it intends to halt all mineral exploration work in the Flathead Valley where our Howell/Crowsnest Gold Project is located.  We were subsequently contacted by government representatives to discuss compensation.

(ii)

collected 163 soil samples from the East Manhattan Wash Gold project and completed assays of these samples.

(iii)

completed two core drill programs totaling 1,105 meters at the Table Top Project;

(iv)

were informed by Kokanee that they intend to abandon their option to purchase up to a 51% of the Diamond Peak Project;

(v)

collected 375 soil samples at the Diamond Peak Property and completed assays of same;

(vi)

assayed core from two holes drilled by Kokanee at the Diamond Peak Property that they had elected not to assay; and

(vii)

prepared roads and drill pads and received drill permits for drilling planned for the Diamond Peak Property in 2011

Subsequent to the fiscal year end, we entered into an agreement whereby we can earn up to a 75% interest in the Majuba Hill Property by spending US$10 Million over an eight year period.   We also completed a private placement of 2,016,755 units at $0.28 for gross proceeds of $564,691.

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

Our Vice-President of Exploration, Mr. Clarence J. (Clancy) Wendt, entered into a Consulting Agreement with us effective October 1, 2008, which agreement is in force and effect for a period of 24 months, with a fee of US$10,000 per month being paid to him for his geological consulting services and the performance of duties associated with the position of Vice President, Exploration.  The agreement calls for an automatic renewal for a second 24 month period in the absence of either Mr. Wendt or us providing written notice of termination of the agreement.

Office Space

We utilize about 167 square feet of office space in Vancouver, British Columbia.  On September 1, 2010, we entered into a two year lease on these premises with a property management firm for $1,789 per month plus telephones.

Looking forward to 2011, we anticipate that we will be able to fund our ongoing general operations through the next year from funds on hand.  However, due to the volatility in capital markets and continued depressed commodity prices for molybdenum and uranium, we took steps to reduce our general and administrative costs, primarily through reductions in advertising and promotional expenses.  The resulting cost savings were evident during fiscal 2009 and 2010 and will continue in subsequent periods.  We also plan to be selective in incurring exploration expenditures during fiscal 2011 through the balance of the fiscal year.  Due to the recent increase in the price of precious metals, we will continue to focus our exploration efforts on those properties we consider highly prospective for gold or silver.  This includes Table Top in Nevada, where a six hole drill program was completed in April, 2011, Diamond Peak in Nevada, where we have secured permits for drilling during 2011, Majuba Hill in Nevada, where we commenced a six hole core drilling program in June 2011 and East Manhattan Wash in Nevada, where we have commenced the drill permitting process.

While conditions in the resource sector have improved since 2009, access to capital is still limited for early stage exploration companies and we will continue to review our project portfolio and may elect to reduce or eliminate exploration expenditures or abandon certain of our properties should we not deem it fiscally prudent to satisfy these obligations when they come due.

As of June 15, 2011, we have funds on hand of approximately $2.0 Million which is expected to provide sufficient working capital to fund our exploration activities on our remaining properties through fiscal 2011, as outlined in Item 4D below. See “Special Note Regarding Forward Looking Statements”.

4C

Organizational Structure

The Company has only one subsidiary, MAX Resource, Inc., a wholly owned Nevada corporation incorporated in the fiscal year ending December 31, 2005 for the purpose of holding the Company’s mineral interests in Arizona, New Mexico and Nevada and for the purpose of securing work permits on its properties in those jurisdictions.  Throughout this report on Form 20-F, MAX Resource, Inc. and its parent company, MAX Resource Corp., are collectively referred to as the Company.

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

Mineral Properties

Table Top Gold Project (Nevada)

Nature of Interest and Terms of Acquisition

This property consists of 48 claims covering approximately 960 acres located in Humboldt County, Nevada 10 miles west of the town of Winnemucca (the “Table Top Project”).

We hold our interest in this Property under an Option Agreement dated for reference September 1, 2009 with Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration.   Under the terms of the agreement, we have an option (the “Table Top Option”)  to acquire a 100% interest in the Table Top Gold Project for the sum of US$300,000 (the “Table Top Purchase Price”) and a 3% NSR Royalty, 1% of which can be repurchased for US$1 million.  We are required to make the following rental payments (the “Table Top Rental Payments”) are required in order to maintain the Option in good standing:

Date	Payment Amount (USD)
Upon execution of the Agreement (September 1, 2009)	$5,000 (paid)
On the First anniversary of the Agreement (September 1, 2010)	$25,000 (deferred)
On the Second anniversary of the Agreement (September 1, 2011)	$35,000
Each anniversary thereafter	$50,000

The option may be exercised at any time by payment of the Table Top Purchase Price, whereupon we will own 100% of the Property, subject to a 3% NSR royalty, 1% of which can be repurchased for US$1 million (the “Table Top Royalty”).  We are required to make minimum annual advance royalty payments of US$50,000 after exercise of the Table TopOption until commencement of sustained commercial production, with such payments being credited against the Table Top Royalty.  Rental Payments are not credited against the Table Top Royalty or the Table Top Purchase Price, but cease to be payable after the Table Top Option is exercised.

Description, Location and Access:

Table Top consists of 48 claims covering 960 acres all of which are located in Humboldt County, Nevada 10 miles northwest of the town of Winnemucca..  The property was originally comprised of the CJN 1-10 unpatented lode mining claims in section 10, T. 35 N., R. 36 E. Humboldt County, Nevada, under Nevada Mining Claim BLM Numbers  NMC 0998450-0998459 inclusive.  We subsequently staked and now hold the following 38 additional claims:

Name of Claims

BLM Serial Nos

CJN 19-26

NMC 1009744-1009751

CJN 28

NMC 1009753

CJN 30

NMC 1009755

CJN 32

NMC 1009757

CJN 34

NMC 1009759

CJN 36

NMC 1009761

MXR 1-6

NMC 1017713-1017718

MXR 19-24

NMC 1017731-1017736

MXR 116-138

NMC 1017828-1017850

The property is accessible from Interstate Highway 80 to within 1 mile of the property and by gravel road to the property itself.

There is no water or electricity available at the property site, with no surface water available within the property boundaries.

The following map indicates the location of the Table Top Project in Nevada

Table Top Project
Winnemucca
Elko
Battle Mountain
Lovelock
Reno
Fallon
Austin
Eureka
Virginia City
Carson City
Ely
Yerington
Schurz
Minden
Hawthorne
Tonopah
Pioche
Goldfield
Las Vegas
95
93
80
395
50
6
15
Table Top Project
Location Map
Humboldt County, Nevada
Major Towns
Major Highways
Secondary Roads
Table Top Project Location
N
MILES
0
50
100
Scale 1:3,200,000
1" = 50 Miles

History of Exploration and Status:

The Table Top Project is located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high grade vein-related gold systems.

During the 1980’s Gold Fields, Meridian Minerals and Sante Fe Mining conducted exploration on and around the Table Top Project.  A limited exploration program consisting of only ten reverse circulation drill holes was conducted to test anomalous, up to 1.1 g/t gold values in what was called jasperoid.  Trenches containing gold values up to 4 g/t over 5 feet were tested by the first drill hole, which contained 55 feet of 0.84 g/t Au (0.027 opt) from the surface down.  This hole was drilled vertically in a breccias zone.  The remaining nine drill holes, which were wide spaced (75 – 300 meters apart), contained little of significance.  A follow up analysis showed that the holes may have been drilled in the wrong direction and should have been drilled to the south instead of to the north.

The Table Top Project  is located in the Triassic rocks of the Raspberry formation which can be split into two general types: a north-western belt of sandstone, siltstone, and slate, locally calcareous but devoid of limestone; and a south-eastern belt of calcareous sandstone, siltstone and slate with prominent massive limestone beds 5 to 100 feet thick.  Bedding in these units trend northeast with steep dips to the southeast.

The mineralization in the Raspberry formation is generally in the form of silicification in veinlets and small pods in the limestone but in a few areas there is massive replacement of the limestone by silica.  The silica, where sampled, usually contains gold with values as high as 15.5 g/t.  Stibnite or stibnite casts can be found in the silica.

In April 2010 we conducted a 15 hole drill program at Table Top, drilling a total of 660 meters (2,156 feet).  Of fifteen holes drilled, ten intersected the mineralized structure and contained gold mineralization, including 27.4 meters of 0.467 g/t Au and 3 meters of 1.79 g/t gold.  The zone of mineralization continues for the entire length and is open to the northeast and southwest.  Gold mineralization also appears to increase in value as deeper zones are intersected.

In addition to the 15 holes completed at The Table Top Project, three trenches were dug and sampled near the original drill hole reported by Gold Fields Mining Company that contained 50 feet of 0.027 opt Au.  The current core holes were drilled to be perpendicular to the strike of the mineralized zone and across mineralization which is hosted in a silicified tectonic breccia.

All significant gold assays are listed below:

Hole	Angle	From (m)	To (m)	Width (m)	Gold (g/t)
MT 1	-45 degrees	6.09	12.2	6.11	0.749
Including		9.1	10.7	1.6	1.436
MT 2	-60 degrees	12.2	39.6	27.4	0.467
Including		27.4	35.0	7.6	0.760
MT 4	-45 degrees	16.7	22.8	6.1	0.614
Including		18.3	21.3	3.0	0.783
MT 5	-75 degrees	21.3	25.9	4.6	0.396
Including		24.4	25.9	1.5	0.794
MT 6	-60 degrees	16.8	21.3	4.5	0.545
Including		18.3	19.8	1.5	1.27
MT 7	- 75 degrees	22.9	24.4	1.5	0.734
MT 8	-45 degrees	10.7	18.3	7.6	0.664
Including		15.3	16.8	1.5	1.290
MT 9	- 75 degrees	28.9	30.4	1.5	0.451
MT 11	-45 degrees	18.3	19.8	1.5	0.558
MT 12	- 75 degrees	32.0	35.0	3.0	1.79
Including		32.0	33.5	1.5	2.562

The drill results at the Table Top Project indicate that MAX may have found a potential mineralized feeder similar to a Carlin Type gold system.  Multi-element geochemical values of arsenic, antimony and mercury are all extremely elevated with respect to background; numerous 1.5 m intercepts exceed 100 ppm arsenic and antimony, with thallium values in excess of 10 ppm.   All of these elevated values are directly associated with elevated (in excess of 100 ppb and as high as 2,562 ppb) gold values.  Silver, tellurium, selenium and base metal values are all low.  Geologic interpretation indicates the zone is a 20 meter to 30 meter wide, northeast striking and southeast dipping structural zone.  Gold and associated trace element mineralization is associated in and surrounding a silicified breccia (jasperoid).   Low grade gold mineralization associated with high grade trace elements is often found to occur in Carlin style gold feeder systems, as have lamprophyre dikes that have also been identified in this zone.  Lamprophyres are often found in Carlin systems and are indicative of deep seated structures where high grade gold deposits have been found in the recent past at Carlin systems (such as Meikle and Deep Star).  These deep targets were tested during drilling conducted in September, 2010.

During the September program, two holes were drilled to test the down dip extension of the mineralized structure intersected in its earlier program to a new depth in the 250-1000 foot (76.2 – 304.8 meters) zone.  The drilling intersected the previous mineralized structures in both drill holes and confirms that the mineralization extends to depth.

Hole	Angle	Total Depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)

MT 14	-70 degrees	120.4	73.1	79.2	6.1	0.53
			100.6	108.2	7.6	0.13
MT 15	-85 degrees	324.5	227.0	239.2	12.1	0.91
	Including		230.1	239.2	9.1	1.09

Hole MT-15 was drilled to a final depth of 1064.5 feet (324.5 m).  There is a very anomalous zone, greater than 97 ppb, from 630 feet to 740 feet in rocks that appear to be very permissive for mineralization.   This zone has not been seen at the surface and opens an additional area for exploration.  Drilling was resumed in March, 2011 targeting the mineralized system down dip and along strike, exploring for higher grade gold within the sedimentary (stibnite and calcite bearing carbonate rocks) package.

A total of six holes (497 meters) were drilled at Table Top during April 2011, with all holes intersecting gold mineralization in excess of 100 ppb Au    Highlights included drill hole MT-18, which intersected 9.6 m of 1.04 g/t Au starting at a down hole depth of 42.7 m.   Holes MT-16, 17 and 18 intersected multiple intervals of gold mineralization exceeding 100 ppb.  These latter results indicate that gold mineralization is not confined to a single zone; MT-17 had four mineralized zones.  Mineralization has now been identified over a 500 meter strike length and is still open in both directions.  The only drill holes that missed the mineralized zone were found to have been drilled over the top of the system.

We drilled 5 holes to the northeast of the mineralized structure intersected during drilling in 2010 to test its extension and confirmed that the mineralized zone extends at least another 89.9 m northeast of previous drilling.  Drilling intersected the previously identified mineralized structures in four of five drill holes, with thicknesses comparable to what was earlier recognized.    The sixth hole was drilled 155.1 m southwest of last year’s drilling to follow-up on 1+ g/t Au surface samples

        Summary of gold intercepts in drill holes MT-16 through MT-21 (cutoff at 0.1 g/t).

Hole	Angle	From (m)	To (m)	Thickness (m)	Grade (Au g/t)

MT-16	-44	19.81	21.34	1.53	0.22
MT-17	-45	27.43	28.96	1.53	0.14
MT-17	-45	32.16	33.07	0.91	0.19
MT-17	-45	33.07	35.66	2.59	0.80
MT-17	-45	35.66	38.10	2.44	0.18
MT-17	-45	39.62	41.15	1.53	0.18
MT-17	-45	42.67	43.95	1.28	0.26
MT-18	-70	38.10	39.62	1.52	0.13
MT-18	-70	42.67	52.27	9.60	1.04
MT-19	-58	67.06	68.12	1.06	0.29
MT-19	-58	109.73	111.25	1.52	1.48
MT-20	-45	23.20	24.38	1.18	0.23
MT-20	-45	46.82	49.99	3.17	0.83
MT-20	-45	82.51	83.82	1.31	0.10
MT-21	-45	33.22	38.10	4.88	0.42

This current drill program confirms that previous interpretations are still valid regarding the occurrence of gold mineralization at The Table Top Project.  Gold mineralization continues both northeast and southwest of the previous drilling and remains roughly the same in grade and tenor.  One of the best intersects thus far was found in hole MT-18, with 1.3 m grading 2.33 g/t at 44.20 meters down hole.  It appears that grades, if not the thickness of mineralized zones, increase with depth.

MAX is currently reviewing the 2010 and 2011 exploration data along with data from prior operators with a view to better understanding the mineralized system at The Table Top Project prior to further drilling.  A viable target still exists along strike to the northeast and southwest and down dip where the vertically standing outcrops bend, creating a zone of structural preparation.

During the year ended December 31, 2010, the Company incurred consulting fees of $91,048, field expenses of $24,140 and drilling and assay costs of $198,915 at the Table Top Project.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due prior to August 31, 2010

East Manhattan Wash Gold Project (Nye County, Nevada)

Nature of Interest and Terms of Acquisition

The East Manhattan Wash property (“EMW”) is comprised of 78 claims located 40 miles north of the town of Tonopah, Nevada in the Manhattan Mining District, Nye County, Nevada.

We acquired our interest in this property by agreement dated for reference December, 2007 with MSM LLC, a Nevada corporation granting Max Resource, Inc., our wholly owned Nevada subsidiary, an option to acquire a 100 % interest in the EMW claims.

Under the terms of the option agreement we are required to make payments to MSM LLC in order to maintain the option in good standing, as follows:

DATE	PAYMENT AMOUNT
Upon execution of the Option Agreement	$28,000 USD (paid)
First anniversary of effective date (December 4, 2008)	$20,000 USD (paid)
Second anniversary of effective date (December 4, 2009)	$25,000 USD (paid)
Third anniversary of effective date (December 4, 2010)	$40,000 USD (paid)
Fourth anniversary of effective date (December 4, 2011)	$50,000 USD
Fifth anniversary of effective date (December 4, 2012)	$100,000 USD

The payments due on the fourth and fifth anniversary are subject to securing a drill permit.

In addition we are required to make exploration expenditures totalling US$700,000 on the EMW claims in the second to fifth years, subject to securing a drill permit, as follows:

DATE	EXPENDITURE REQUIRED
On or before December 4, 2009	$150,000 USD (fulfilled)
On or before December 4, 2010	Further $150,000 USD
On or before December 4, 2011	Further $200,000 USD
On or before December 4, 2012	Further $300,000 USD

EMW is subject to a 3% NSR royalty.  Upon full exercise of the option, we will own 100% of the project.

Description, Location and Access:

On November 11, 2007 as amended December 4, 2008 and December 21, 2010, we entered into an option agreement to acquire a 100 % interest in the EMW claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The EMW property is comprised of 78 claims (1,560 acres) located 40 miles north of the town of Tonopah, Nevada.

The EMW claims are accessible by paved road to within 1 mile of the property and by gravel road to the property itself.

There is no water or electricity available at the property site, with no surface water available within the property boundaries.

The property is comprised of the following claims:

Name of Claims

BLM Serial No’s

EMW 1-18

NMC 958691-958708

EMW 27

NMC 958717

EMW 29

NMC 958719

EMW 31-35

NMC 958721-958725

EMW 37

NMC 977041

EMW 39

NMC 977042

EMW 41

NMC 977043

EMW 43-68

NMC 977044-977069

EMW 75

NMC 977070

EMW 77

NMC 977071

EMW 79

NMC 977072

EMW 81-100

NMC 977073-977092

EMW 113

NMC 977093

The following is a map of the location of EMW:

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

In March 2009, we received the results of the first bulk sample taken from the EMW.  The sample weighed 793 pounds and was crushed to particles of less than 1 mm in size, then processed on a Wilfley Table to concentrate the heavy minerals.  A fired bead produced a gold/silver “button” which weighed 2.67 grams.  This button was analyzed using x-ray analyzer and contained approximately 80% gold and 20% silver.  This is equivalent to 6.1 grams per ton of gold/silver, or 4.9 g/t of gold and 1.2 g/t of silver.

In May of 2009, three large volume soil sampling grids were completed.  The “”Gold Pit Grid”, consists of 30 soil samples of 25 meter spacing over an area of approximately 800 by 200 feet.  The original bulk taken from an existing prospector’s pit on this grid graded at 4.9 g/t gold and 1.2 g/t silver.  The geology of the Gold Pit area consists of lithic rhyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

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

The Gold Pit” and The “Old Dill Hole” grids were sampled first by clearing a 1 meter by 1 meter area of surface debris, and then removing the organic (A) and root (B) soil horizon.  The sample was collected and consisted of a mixture of soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was sieved to ¼ inch minus and bagged.  The holes ranged from 12 inches to 48 inches in depth.  The “Gold Shaft” holes ranged from 4 inches to 12 inches in depth.  The sampling program was designed to delineate the geometry of the native gold mineralization in these areas.

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

In November 2009, additional assay results from a total of 138 samples were received from ALS Chemex Laboratory Group in Reno, Nevada relating to the two main areas of interest, the Gold Pit Grid  and the Old Drill Hole Grid, which samples now indicate are joined.  The sample holes ranged from 12 inches to 48 inches in depth.  Significant values ranging from 0.05 ppm to 1.5 ppm Au were identified.  Results of samples taken from historic prospector pits to the southeast of the Old Drill Hole grid returned high gold values (0.96 g/t) which indicates that the mineralized zone continues and may be linked to another mineralized zone sampled by us further south.

In September 2010 we completed additional soil sampling at EMW that was designed to further delineate the geometry of the native gold mineralization at EMW, which previously encompassed the “Gold Pit”, the “Old Drill Hole Grid” and now includes the “Southeast Extension”.  This sampling has filled in the open areas within these grids, where 163 new samples were taken with significant values ranging from 0.05 ppm to 1.27 ppm (1.27 g/t) gold.   While the total mineralized zone now exposed at surface encompasses an area in excess of 5,500 by 1,500 feet in size, the mineralized area is much larger but is covered by either overburden or alluvium.

The Gold Pit, Old Drill Hole Grid and Southeast Extension are located in a volcanic rhyolite lithic tuff hosting coarse gold.  The sampling between the three pits has now enabled MAX to identify structural linear features seen in air photo images along with argillic alteration that appears to define where strong gold values may be found.  Historic pits dug by earlier prospectors have helped to define the areas of mineralization and to confirm the presence of gold.   Permitting is now underway for a core drilling program to determine the depth of the mineralization, extend the known mineralization below cover, and to see if it increases in grade.    See “Special Note on Forward Looking Statements”.

During the year ended December 31, 2010, MAX spent $29,923 on geological consulting, $3,623 on field expenses and $5,202 on drilling and assays at the EMW claims.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due prior to August 31, 2010

Howell /Crowsnest Gold Project (British Columbia):

Due to a change in policy by the Government of British Columbia resulting in a moratorium on exploration in the area, we ceased exploration on this property and are in the process of negotiating payment of compensation with the government.

Nature of Interest and Terms of Acquisition

The Howell /Crowsnest Gold project is comprised of the Howell property, located one hour south of the town of Sparwood (by gravel road) in Southeast B.C., and the Crowsnest Property, which is located approximately 10 km southeast of the Howell property.

We acquired our interest in the Howell Gold/Crowsnest Project pursuant to an option agreement dated for reference June 9, 2008, as amended July 24, 2009.  Under the terms of the agreement, as amended, we have the right to earn a 60% interest in the Howell Property and/or the Crowsnest Property projects over a four year period (the “Howell Crowsnest Options”). Eastfield has the right to earn a 100% interest in the Howell property through an amended 1999 option agreement with TCML and GI by completing outstanding commitments include a final exploration expenditure totaling $423,759 and cash payments of $100,000 to each of TCML and GI due by August 31, 2010.  Eastfield holds the Crowsnest Property directly.

Under the terms of our option agreement (as amended), we are required to make the following payments and share issuances to Eastfield in order to keep the Howell/Crowsnest Option in good standing:

Property	Date	Cash Payment Amount	Issuance of Shares

Combined Howell Property & Crowsnest Property	On signing amending agreement (July 24, 2009)	$10,000 (paid)
	On signing amending agreement (July 24, 2009)		50,000 common shares (Issued)
	On or before 1st anniversary date (June 30, 2010)	$20,000	OR 50,000 common shares
	On or before June 30, 2011	$30,000
Howell Property	On or before August 31, 2010	$120,000
Howell Property	On or before June 30, 2012	$40,000	200,000 Common shares
Crowsnest Property	On or before June 30, 2012	$40,000	200,000 Common shares
Howell Property	On or before June 30, 2013	$50,000	200,000 Common shares
Crowsnest Property	On or before June 30, 2013	$50,000	200,000 Common shares

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

Howell Property

The Howell Property is comprised of 4,760 hectares in Southeast B.C. located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.   The property is 40 kilometers south of the Elk Valley Coal Mine and can be accessed via all-weather logging haul roads and secondary logging roads that cut through the middle of the property.

There is no electricity available at the property site, with surface water abundant within the property boundaries.

The following map indicates the location of the Howell Property in Southeastern British Columbia:

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

The majority of the Howell Property are now past their 3rd anniversary and the amount of exploration required to advance the expiry dates of all the Howell claims by one year is $38,080 plus a filing fee of $1,904.   The Howell Property currently has assessment work credits filed on it which satisfies British Columbia requirements for varying expiry dates by claim during2010 and 2011 in accordance with the expiry dates listed in the preceding table.

History of Exploration and Status:

The Howell Project  is underlain by a thick sequence of Paleozoic limestones and sedimentary rocks and older Proterozoic sediments.  Mid-Cretaceous intrusions occurring as sills, dykes, plugs and diatremes intrude these units.  Gold mineralization occurs disseminated in limestone and with quartz stockworks in syenite intrusives and Proterozoic sediments.  Prior drilling has included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.  A diamond drill hole from 2006, collared to the west of the surface expression of the important Palaeozoic limestone, penetrated a near surface fault and intersected 43 metres grading 0.42 g/t gold to the bottom of the hole at 66 metres.  Hole HW-606 effectively expands the prospective area for the target model.  The last sample in this hole graded 0.44 g/t gold indicating a need to drill deeper and test the target along strike; the first hole of the 2008 drill program will deepen this hole to approximately 200 metres.

Prior exploration at the Howell Property  has included 6,197 metres of drilling in 49 holes.  Several holes have also intersected significant “manto style” silver-lead-zinc intercepts in limestone.  These include 15.3 g/t silver , 0.40% lead and 2.40% zinc over 7.5 metres and 51.5 g/t silver, 1.98% lead, 1.87% zinc, and 0.32 g/t gold  over 7.6  metres.  An important additional target which will be tested during the 2008 drill program is Carbonate Replacement Deposit (“CRD”) style mineralization in the general vicinity of hole HRC-15 (located 1,100 metres to the west of the first hole of the current program), drilled by Placer Dome Inc. in 1988, which intersected 7.6 metres grading 51.5 g/t silver, 1.98% lead, 1.87% zinc, and 0.32 g/t gold.   This CRD style mineralization has not been actively explored at Howell during past exploration efforts.

Drilling commenced at the Howell Property on July 21, 2008.  Twelve diamond drill holes were completed totaling 1,312 metres of NQ core and two new soil grids were established.  Two distinct styles of mineralization were targeted; carbonate hosted gold and CRD.

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

A number of additional targets exist at the Howell Property including a stockwork quartz system in limestone that has returned up to 3 grams gold in previous sampling and will be considered for further work in 2009.  Of the 119 samples collected in 2008 on the southeastern grid, which is 1.5 kilometres to the south of the 2008 CRD drill targets, 16 exceeded 100 ppm gold (maximum 714 ppb), 27 exceeded 500 ppm zinc (maximum 9,527 ppm) and 9 exceeded 400 ppm lead (maximum 14,000 ppm).  The southeastern grid was established in 2008 to fill in an area to the north of manto style zinc, lead, silver mineralization which was identified during reverse circulation drilling completed by Placer Dome in 1988 (HRC-2 with 7.5 metres grading 2.4% Zn, 0.40% Pb and 15.3 g/t Ag).  Reconnaissance prospecting in this area, completed by Eastfield in 1999, sampled a 300 metre northeast trending syenite intrusive that returned a value of 2.75 grams gold from the single sample collected.  Review of a subsequent airborne geophysical survey completed in 2004 highlighted this feature.

Crowsnest Property

The Crowsnest Property is comprised of 3,269 hectares in Southeast B.C. located one and one half hours by gravel road south of the town of Sparwood, and is located approximately 10 km southeast of the Howell Property.   The property can be accessed via all-weather logging haul roads and secondary logging roads that cut through the middle of the property.

There is no electricity available at the property site, with surface water abundant within the property boundaries.

The following map indicates the location of the Crowsnest Property in Southeastern British Columbia:

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

All Crowsnest Property claims are in the Fort Steele Mining Division of British Columbia.  The claim numbers are as follows:

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

History of Exploration and Status:

Gold mineralization of the Crowsnest Property occurs in limestone, siltstone or syenite.  The property is underlain by a thick sequence of Pennsylvanian and Mississippian carbonate and clastic rocks, of which the Mississippian Rundle Group shows the greatest exposure.  Mid-Cretaceous syenite and trachyte intrusions as sills, dykes, plugs and possible diatremes intrude these units.

Prior exploration at the Crowsnest Property has included many samples of float and rubble on the “B” Grid which has returned extraordinarily high gold analysis.  This includes a float sample collected in 1989 by Placer Dome Inc. in, which is described as an intrusive breccias that returned a gold assay of 524.41 g/t gold ≈ 15.2 ounces per ton.  Other high grade float samples have returned assays to 620.0 g/t gold ≈ 18.0 ounces per ton.

We conducted a due diligence site visit at the Crowsnest Property to review previous field work and to assess the potential of the property in June 2009.

An exploration permit was issued in August 2009 which allowed us to move forward with our 2009 drill program at the Crowsnest Property.  This drill program included a total of 26 reverse circulation drill holes and two new trenches.  The trenches were sampled and drilled to the west of the original Discovery Trench area.

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

In December 2009 we received the results of the Metallic Screen assays conducted by Acme on all samples from our reverse circulation drill program at the Crowsnest Property.  Our previously reported findings were verified by this assay, including those from hole RC 09-7 (19.03 g/t Au over 6.1 m., including 1.5 m. of 50.26 g/t Au).  Significant gold assays (over 2 g/t Au) are listed below:

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

An additional 6 drill holes returned values ranging from 0.5 g/t to 1.86 g/t Au over minimum 1.5 meter intervals.  In addition, we had planned to conduct an extensive exploration program during 2010, to extend the area of high grade mineralization at the Crowsnest Property with new targets identified and a review of historic data, however, on February 9, 2010 the Government of the Province of British Columbia announced that it intended to halt all ongoing exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  Accordingly, we will not be able to conduct any further exploration or development work on the property nor will we be able to sell our interest in the property to third parties.  We have been contacted by representatives of the British Columbia Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation.  No prospective compensation has been quantified or agreed to at this time.

Ravin Molybdenum/ Tungsten Property (Lander County, Nevada)

Nature of Interest and Terms of Acquisition

The Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) is comprised of 50 claims located 20 miles north of the town of Austin in Central Nevada.  We acquired our interest in this property by agreement dated for reference September 10, 2007, as amended November 9, 2010, with Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration granting us an option to acquire a 100 % interest in the Ravin Property for the sum of US$300,000 (the “Ravin Option”).

The following rental payments (the “Ravin Rental Payments”) are required in order to maintain the Ravin Option:

Date	Payment Amount
Upon execution of the option agreement	$5,000.00 USD (paid)
First anniversary of effective date (September 10, 2008)	$25,000.00 USD (paid)
Second anniversary of effective date (September 10, 2009)	$35,000.00 USD (paid)
Each anniversary thereafter (subject to increase to $US50,000 on certain triggering events)	$10,000.00 USD (paid)

The Ravin Option may be exercised at any time by payment of the Ravin Purchase Price and grant of a 3% NSR, 1% of which can be repurchased for US$1 million (the “Ravin Royalty”).  We are required to make minimum annual advance royalty payments of US$50,000 after exercise until commencement of sustained commercial production, with such payments being credited against the Ravin Royalty.  The Ravin Rental Payments are not credited against the Ravin Royalty or the Ravin Purchase Price, but are not payable after the Ravin Option is exercised.

Description, Location and Access:

The Ravin Property is a historic Freeport/Huston Oil and Minerals Metal property that was explored during the late 1970’s and early 1980’s.  The property is comprised of the following 50 claims:

Name of Claims

BLM Serial Nos

MOLY 20

NMC 964209

MOLY 22

NMC 964211

MOLY 24

NMC 964213

MOLY 26

NMC 964215

MOLY 28

NMC 964217

MOLY 30

NMC 964219

MOLY 32

NMC 964221

MOLY 67-90

NMC 964256-064279

MOLY 115

NMC 964304

MOLY 117

NMC 964306

MOLY 119

NMC 964308

MOLY 121

NMC 964310

MOLY 123

NMC 964312

MOLY 125-138

NMC 964314-964327

The Ravin Property is located 20 miles north of the town of Austin, Nevada and is accessible by paved road to within 5 miles of the property and by gravel road to the property itself.

The following is a map of the location of the Ravin Property:

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

Our 2008/2009 drilling program at the Ravin Property commenced on July 10, 2009.  Due to a serious lack of water in the area and a loss of circulation during drilling due to silicified and broken quartz breccia the core results for the first three diamond drill holes were poor, and we encountered drilling delays and additional costs.  An additional 5 drill holes were completed at the Ravin Property using a reverse circulation drill. Assay results are broken into 2 separate tables.  Those results from the diamond drill holes have been reported only for those intervals for which coherent core samples are available.  Due to the ongoing water problems lost circulation and poor recoveries encountered, the high grade mineralization of Molybdenum reported at a depth of 790 feet by a previous operator was not tested, and we terminated drill hole DDH-08-04 early.

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

Diamond drilling commenced in July, 2008 at the Ravin Property and was hampered by lack of water in the area and loss of circulation during drilling due to drilling through silicified and broken quartz breccia, resulting in poor core results for the first three diamond drill holes, drilling delays and additional costs.  An additional 5 drill holes were completed at the Ravin Property in October 2008 using a reverse circulation drill.  Assay results are broken into 2 separate tables.  Those results from the diamond drill holes have been reported only for those intervals for which coherent core samples are available.

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

Our 2009 drilling program at the Ravin Property commenced on July 10, 2009.  Due to a serious lack of water in the area and a loss of circulation during drilling due to silicified and broken quartz breccia the core results for the first three diamond drill holes were poor, and we encountered drilling delays and additional costs.  An additional 5 drill holes were completed at the Ravin Property using a reverse circulation drill. Assay results are broken into 2 separate tables.  Those results from the diamond drill holes have been reported only for those intervals for which coherent core samples are available.  Due to the ongoing water problems lost circulation and poor recoveries encountered, the high grade mineralization of Molybdenum reported at a depth of 790 feet by a previous operator was not tested, and we terminated drill hole DDH-08-04 early.

The water problems encountered during the 2007 and 2008 drilling seasons have been resolved and with a program of loss circulation to increase recoveries, further work, which may include drilling, will be considered when the market price for molybdenum warrants.   See “Special Note on Forward Looking Statements”.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due prior to August 31, 2010

Diamond Peak Property (Nevada)

Nature of Interest and Terms of Acquisition

We acquired our interest in this property pursuant to an option agreement (the “Diamond Peak Option Agreement”)  dated for reference May 9, 2006 and amended September 30, 2009, with the Wendt Family Trust of Reno, Nevada granting us an option (the “Diamond Peak Option”) to purchase a 100% interest in the FMC claims in Eureka County, Nevada, (the “Diamond Peak Property”) for the sum of US$300,000 (the “Diamond Peak Purchase Price”) plus a 3% NSR, 1% of which can be repurchased for US$1 million (the “Diamond Peak Royalty”).   The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration.

Under the terms of the Diamond Peak Option Agreement, we issued 100,000 shares of the Company to the Wendt Family Trust and must make the following rental payments (the “Diamond Peak Rental Payments”) in order to maintain the Diamond Peak Option:

Date	Payment Amount (U.S funds)
Upon execution of the option agreement (May 9, 2006)	$25,000 (paid)
First anniversary of effective date (May 9, 2007)	$35,000 (paid)
Second anniversary of effective date (May 9, 2008)	$45,000 (paid subsequent to the period)
Third anniversary of effective date (May 9, 2009)	$50,000 (paid subsequent to the period)
On June 30, 2010 upon execution of the amending agreement	$25,000 (paid)
On May 9, 2011 (as amended)	$35,000
On May 9, 2012 (as amended)	$35,000
Each anniversary thereafter for 4 years (as amended)	$50,000

The Diamond Peak Option may be exercised at any time by payment of the Diamond Peak Purchase Price and grant of the Diamond Peak Royalty.  We are required to make minimum annual advance royalty payments of US$50,000 after exercise until commencement of sustained commercial production, with such payments being credited against the Diamond Peak Royalty.  The Diamond Peak Rental Payments are not credited against the Diamond Peak Royalty or the Diamond Peak Purchase Price, but are not payable after the Diamond Peak Option is exercised.

We entered into a mineral property option agreement on May 15, 2006, amended effective September 30, 2009, with Kokanee Placer (the “Kokanee Option”) whereby we granted to Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 common shares of “Kokanee Minerals Inc.” (“Kokanee”) (received subsequent to December 31, 2009), a public company (TSX V Symbol KOK) which exchanged its shares for Kokanee Placer in conjuction with its public listing (completed in January, 2010).

To maintain this agreement in good standing, Kokanee had agreed to make the following annual payments and share issuances to the Company:

-

By May 15, 2007 pay US$35,000 to the Company (received);

-

within five days after listing of Kokanee’s common shares on the TSX Venture Exchange, pay US$95,000 and issue 500,000 Kokanee shares to the Company (received); and

-

On or before May 9, 2010 and on each anniversary thereof up to and including May 9, 2016, pay US$50,000 to the Company; and

-

On commencement of commercial production, issue 1,000,000 Kokanee shares to the Company;

The Kokanee Option was also subject to Kokanee completing $1,000,000 in exploration on the Diamond Peak Property over a three year period.

In June 2010 Kokanee advised us that they would not be making the US$50,000 payment then due and would be abandoning their option.  We subsequently obtained a quit claim deed from Kokanee with respect to the property and their interest in the property has been extinguished, subject to Kokanee's continuing obligation for the cost of reclamation resulting from their work on the property.  We have reviewed all work conducted by Kokanee and conducted soil sampling and constructed roads and drill pads at the Diamond Peak Property in preparation for drilling during 2011.

Description, Location and Access:

The Diamond Peak Property is comprised of  48 unpatented lode mining claims located 32 miles north of the town of Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.  It is accessible by 50 miles of improved dirt road and partial pavement north from Eureka, Nevada, and from Elko south by 40 miles of pavement and 22 miles of dirt road.  The area supports a strong horse population; many trails crisscross the project area.

There is no water or electricity available at the site.  Some surface water is available, as streams flow year round through canyons which traverse the property in the center and southern portions of the claim block.

The Diamond Peak Property is comprised of the FMC 31-49, and 57-75 unpatented lode mining claims represented by Bureau of Land Management Nevada Mining Claim numbers NMC 887137-887155 and NMC 887156-887174 inclusive as well as the LS86-95 unpatented lode mining claims represented by Bureau of Land Management Nevada Mining Claim numbers NMC 937603-937612.   See “Principal Expenditures and Divestitures”.

The following map shows the location of the Diamond Peak Property:

120°
119°
118°
117°
116°
115°
114°
41°
40°
39°
38°
37°
36°
35°
Diamond Peak Project
0
50
100
Miles

Diamond Peak Project, Eureka County, Nevada

History of Exploration and Status

The Diamond Peak Property is a historic MK Gold Gold/Base Metal property that was explored during the late 1990’s and is located at the southern end of the prolific Carlin trend, which contains numerous gold deposits.  The property comprises 38 claims located 32 miles north of the town of Eureka, Nevada.  Strong surface mineralization occurs in a 2 mile long band of silicified and intensely clay altered rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault, called the West Fault.

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

Kokanee completed a program of exploration on the Diamond Peak Property in 2006 in order to satisfy their first year obligation of $100,000 in expenditures.   This initial exploration program included an induced polarization survey over 4 kilometers of strike length.  The results of this survey were used to identify drill targets for a drill program to be undertaken on completion of Kokanee’s listing on the TSX-Venture Exchange in January 2010.  Kokanee drilled two holes at the Diamond Peak Property in May 2010 and subsequently advised us that they did not intend to make the US$50,000 option payment then due and would be abandoning their option on the property.  They have provided us with all their data on the property as well as the drill core from the two holes they drilled but did not elect to assay.  We subsequently assayed this drill and found that one of these holes, DP-02, contained an intercept of 0.588 g/t gold over 7.62 meters (25 feet) beginning at 155 feet, inclusive of a higher grade zone of 1.359 g/t gold over 1.52 meters (5 feet).  Hole DP-02 was a vertical hole drilled at the same location as a 60 degree angle hole drilled by MK Gold in 1999 that reported 2.08 g/t Au over 5 feet.

In September 2010 we conducted an extensive soil sampling program at the Diamond Peak Property.  A total of 375 samples were collected, with assay results as high as 5.8 g/t Ag, 4.3 g/t Ag and 3.2 g/t Ag in soils confirming the high silver zone in the southern part of the property and its continuation to the east.     In addition, an outcrop sample recently taken from the silver zone in the southern portion of the property has returned an assay grade of 53.5 g/t silver.   Gold values to 90 ppb Au were obtained that confirm many of the gold zones previously examined and have also identified a new zone on the west side of the northern part of the property that has not yet been drilled.   Zinc values were returned as high as 648 ppm Zn that indicate that the mineralized system is far larger than originally thought, extending to the east of both the gold zone in the northern portion of the property and the silver zone in the south.   Zinc geochemistry along the northeastern side of the property remains open and contains values greater than 200 ppm Zn along 600 feet of strike length.

MAX intends to explore all of these areas during drilling in 2011.  Drill permits have been received and roads and drill pads have been cleared at the Diamond Peak Property, with drilling to begin as soon as a drill rig becomes available.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due on August 31, 2010.

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

The C de Baca Project was originally comprised of 108 unpatented lode mining claims, the DAT 1 to DAT 108 claims, represented by Bureau of Land Management New Mexico Mining Claim numbers NMMC 172161-172268 and NMMC 887156-887174 inclusive.  These claims were recorded on October 6, 2005.  The project size was expanded in 2008 through our staking of an additional 83 unpatented lode mining mineral claims along the northern and southern boundaries of our current claim block at C de Baca, bringing our total holdings to 191 claims.  The additional 83 claims, the DAT 109 to 191, were recorded on March 18, 2008 and are represented by Bureau of Land Management New Mexico Mining Claim numbers NMMC184704 to NMMC184786 inclusive. In 2010, the number of claims was reduced to include only the following claims:

Name of Claims  BLM Serial Nos

DAT 15-46  NMC 172174-172206

DAT 69   NMC 172229

DAT 71   NMC 172231

DAT 73   NMC 172233

DAT 75   NMC 172235

DAT 77   NMC 172237

DAT 79   NMC 172239

DAT 81   NMC 172241

DAT 83   NMC 172243

DAT 85   NMC 172245

DAT 87   NMC 172247

DAT 89   NMC 172249

DAT 91   NMC 172251

DAT 93   NMC 172253

DAT 95   NMC 172255

DAT 97   NMC 172257

DAT 99   NMC 172259

The following map shows the location of the C de Baca Project:

UTAH
COLO.
KANS.
OKLA.
NEW MEXICO
SANTA FE
ALBUQUERQUE
C de Baca Project
ARIZ.
SOCORRO
N
ROSWELL
ALAMOGORDO
HOBBS
LAS CRUCES
TEXAS
MEXICO

SOCORRO CO., NEW MEXICO

REGIONAL LOCATION MAP

Map By JRM	Date 3/4/80
Drft. By JRG	Date 3/5/80
Revised	FIGURE 1

Maintaining the claims in good standing in New Mexico:

Under Bureau of Land Management rules for the State of New Mexico Office, all locators and holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 of each calendar year.   This amount was paid in August, 2010.

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

The best drill hole had 7.5 feet of 0.20 U3O8 at a depth of 291 feet.  Due to the geological formations in the area, OxyMin felt that the property may be amenable to “in-situ leaching, subject to further exploration.

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

Hole #

Total Depth

Interval

Mineralization

CDB-2

347 feet

270.0-282.0

0.0226 % eU308

CDB-3

347 feet

261.5-264.5

0.031 % eU308

293.0-297.0

0.014 % eU308

CDB-4

181 feet

160.5-164.0

0.036% eU308

Including

162.0-162.5

0.07% eU308

CDB-5

210 feet

180-182.0

0.019% eU308

184.5-190.0

0.074% eU308

Including

186.5-189.0

0.173% eU308

CDB-6

200 feet

155.5-162.0

0.136% eU308

170.0-175.0

0.167% eU308

Including

157.5-159.0

0.368% eU308

Including

173.0-173.5

0.76% eU308

CDB-7

235 feet

201.0-208.0

0.052% eU308

Including

205.0-207.0

0.094% eU308

On July 9, 2007, we announced the results from the final seven drill holes at the C de Baca Projects.  Highlights included drill hole CDB-10A, which contained 2.0 feet of 0.065% eU308 at a depth of 295.5 feet.

Results from these drill holes at the C de Baca Project, CDB 8 to CDB-14, along with the first seven holes announced earlier, continue to confirm historic drill results reported by Oxymin in the early 1980’s.  Results are tabulated as follows:

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

This initial 14 hole mud rotary drill program was designed to confirm historic drill results reported by Oxymin during exploration of the C de Baca Project during the 1980’s.  While the results of these drill holes were within expectations, the results from drill hole CDB-10 were affected by the intersection of an unknown basaltic dike.  We drilled an offset hole, CDB-10a, to avoid intersecting the basaltic dike and to better test the main zone of uranium mineralization.  This hole successfully encountered 2.0 feet of 0.065% eU308 at a depth of 295.5 feet.

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

In 2008, Michael Bersch, PhD, PG, completed a National Instrument 43-101 Technical Report on the C de Baca Project. This report has been filed on SEDAR and is available on our website at www.maxresource.com.  Dr. Bersch’s report recommends further exploration at the C de Baca Project that will include diamond drilling, project and regional scale geologic mapping and sampling.

Majuba Hill Project (Nevada)

Nature of Interest and Terms of Acquisition

On March 4, 2011 we entered into an option agreement  to acquire up to a 75% interest in the Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada (the “Majuba Hill Option”)from Claremont Nevada Mines LLC., Nevada.  The Majuba Hill Property encompasses 2,568 acres consisting of patented and unpatented lode mining claims and private mineral rights.

The terms of the Majuba Hill Option Agreement with Claremont allow us to earn an initial 60% interest in the property over six years by spending US$6.5 Million on exploration of the property, as follows.

Cumulative

Performance Date

Annual Amount

Amount

By the first anniversary date

$   500,000

    $   500,000

By the second anniversary date

$   750,000

    $1,250,000

By the third anniversary date

$ 1,000,000

    $2,250,000

By the fourth anniversary date

$ 1,250,000

    $3,500,000

By the fifth anniversary date

$ 1,500,000

    $5,000,000

By the sixth anniversary date

$ 1,500,000

    $6,500,000

We can increase our interest in the Majuba Hill Property to 75% by spending a further $3.5 Million on exploration over a subsequent two year period.

In addition, we are also required to make annual advance royalty payments of US$20,000 to a third party, JR Exploration LLC, a Nevada limited liability company, on the effective date of the Option Agreement and each anniversary thereafter.   The Majuba Hill Property is also be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1.5 Million.

Description, Location and Access:

The Majuba Hill Property is located approximately 54 miles west of Winnemucca, Nevada.   It can be accessed by driving approximately 140 miles northeast from Reno on U.S.  Interstate Highway 80 to the town of Imlay and then heading west from Interstate 80 on 23 miles of dirt roads maintained year round by Pershing County.

There is no water or electricity available at the property site, with no surface water available within the property boundaries.

The Majuba Hill Property is comprised of the following unpatented and patented mineral claims and mineral rights:

Unpatented Mining Claims.

Claim Name

BLM NMC Nos.

AP-1 to AP-4

917098 to 917101

MH-1 to MH -15

918603 to 918617

MHA - 1 to MHA – 16

1042860 to 1042875

MH - 17 to MH – 89

1042876 to 1042948

Fee Lands, Patented Mining Claims and Mineral Rights.

Majuba Hill, Majuba Hill No. 1 and Majuba Hill No. 3 patented mining claims, Patent No. 1033600, Mineral Survey No. 4610

Mineral rights in Section 35, T33N, R31E, MDB&M

The following map shows the location of the Majuba Hill Property:

Majuba Project
Winnemucca
Elko
Battle Mountain
Lovelock
Reno
Fallon
Austin
Eureka
Virginia City
Carson City
Ely
Hawthorne
Tonopah
Pioche
Goldfield
Las Vegas
95
93
80
395
50
6
15
Majuba Project
Location Map
Pershing County, Nevada
Major Towns
Major Highways
Secondary Roads
Majuba Project Location
N
MILES
0
50
100
Scale 1:3,200,000
1" = 50 Miles

History of Exploration and Status:

The Majuba Hill Property is centered on the mid-Tertiary age Majuba Hill intrusive complex which is about 4,700 feet in diameter.  The lithologic assemblage is a cross-cutting series of intrusives ranging from rhyolite to latite with multiple stages of flow-banded units, intrusive breccias, and radial dikes.  These are all emplaced into steeply dipping, northeast striking Triassic argillite.

Breccia textures are very diverse and typically include tourmaline as:

•

Breccia matrix

•

Cross-cutting veinlets

•

Disseminated tourmaline in the mineralized areas

Since 1907, production and exploration at Majuba Hill has produced significant copper results with associated silver and gold.  Published production data show that prior to 1947 Mason Valley Mines Co. and Greenan-Kerr produced 4,000 tons @ 12 % Cu and slightly less than 23,000 tons @ 4% Cu respectively.   Majuba also has the rare distinction of being one of the few tin producers (350 tons @ 2 to 4% tin) in the western United States.  Historically, copper and tin were mined from underground workings at Majuba.  Copper, silver, and tin ore was taken from stopes along the Majuba Fault, which cuts northwesterly across the nested series of intrusives, intrusive breccias, and dikes.  Gold values are also reported from the historic record.  The ore stopes and workings extended to about 500 feet below the surface and 250 feet along the fault.

The Last Chance (Frisco) mine in section 1, T32N, R31E was developed along a fault with a trend similar to the Majuba Fault.  Last Chance operated intermittently and produced silver (up to 40 opt Ag), lead (up to 15%), and gold (up to 0.10 opt Au) from an 830 foot tunnel and a 117 foot deep shaft.  No drilling or exploration appears to have ever been completed down dip or along the strike of the fault at the Last Chance.

Total production reported from historic underground mines in the project area (see Nevada Bureau of Mines and Geology Bulletin 86) included:

•

184,000 ounces of silver

•

5,800 ounces of gold

•

2.2 million lbs of copper

•

21,000 lbs of tin

•

885,800 lbs of lead

The current land position at Majuba Hill was assembled by Minterra Resource Corp. and conducted a 14 hole reverse-circulation drill program totaling 8,590 feet on the property in 2007.  Highlights of results from this drilling reported by Minterra in 2007-8 included:

MH Hole #	Total Depth (ft)	Interval	Copper %	Silver (opt)
MH-2	160-390	230 ft	0.37%	0.426 opt
Including	295-320	25 ft	1.36%
Including	340-350	10 ft		3.50 opt
MH-3	220-355	135 ft		0.58 opt
Including	220-290	70 ft	0.59%
MH-4	310-340	30 ft		1.12 opt
Including	335-340	5 ft		2.90 opt
MH-5	0-290	290 ft	0.28%
Including	0-15	15 ft	1.18%
Including	0-100	100 ft		0.99 opt
Including	5-20	15 ft		4.00 opt
MH-6	0-145	145 ft	0.49%	1.85 opt
Including	110-125	15 ft		5.10 opt
MH-7	85-400	315 ft	0.34%	0.70 opt
Including	225-245	20 ft		2.09 opt

These copper and silver drill results were encouraging but were not followed up as Minterra ceased operations in 2009.  All data collected by Minterra between March 2006 and May 2008, including geophysical data (a 14.4 line-km IP survey), assay certificates, interpretive maps, cross sections and digital data is available to MAX.    The combination of geology, geochemistry and drill results still point to the patented lode claims around the historic Majuba Mine as a significant copper/silver target.   Exploration is currently underway at the Majuba Hill Property; with core drilling having begun on the Copper Stope target area in June 2011.

Item 4.A

Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2010 compared to the prior fiscal years ended December 31, 2009 and 2008.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2010 and the related notes included in Item 17 of this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 14 to our consolidated financial statements for the fiscal year ended December 31, 2010.

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

Continuing effects from the global financial crisis including poor conditions in the U.S. housing market and the credit quality of mortgage backed securities, coupled with slow growth and high levels of unemployment, continued during 2010, causing a loss of confidence in the broader U.S. and global credit and financial markets.  In addition, during 2010 new economic stresses emerged including extraordinarily high levels of government debt, major currency instability and a growing sovereign debt crisis.  These events in turn resulted in international bailouts for Greece and Ireland, and threats of bailouts for Spain, Portugal and other countries.  In the US, the effect of unprecedented levels of government funded stimulus, institutional bailouts, "quantitative easing" and other expansionist monetary policies has led to deterioration of the US dollar and its role as a reserve currency.  These factors could, among other things, make it more difficult for us to obtain capital and financing for our operations in the future as well as increase our costs of obtaining such capital.  Access to additional capital, when required, may not be available to us on acceptable terms or at all.

The most significant factors affecting our operations during the past year were related to reduction in the demand for, and in the prices of, uranium and base metals and a corresponding collapse in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our operations during the next fiscal year and thereafter so long as we continue in our present business of mineral exploration.  During 2010, the prices of gold and other metals have experienced significant price volatility, with gold maintaining prices substantially higher than the previous five years, as a result of global economic uncertainty.  While the price of gold is significantly higher due to its risk premium, this has not had a commensurate impact on the share prices for junior gold exploration companies, and the general market for the shares of junior exploration companies, in all commodities remains uncertain.  In prior years, there has been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to be volatile but will improve the short and medium term, resulting in a improved outlook for our ability to raise equity capital, but also an increase in exploration costs and the costs for acquiring new exploration properties due to an increase in competition in the sector.

Accordingly, while we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties, we anticipate we may see opportunities to acquire additional capital on more favourable terms than would have been the case in the past..  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Stock-Based Compensation

We have granted stock options to directors and employees as described in Note 6 to the attached audited consolidated financial statements.  We adopted the accounting standards of the Canadian Institute of Chartered  Accountants regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.   Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

5.A

Operating Results

Fiscal Year Ended December 31, 2010 compared to the Fiscal Year Ended December 31, 2009

During the year ended December 31, 2010, we incurred operating expenses of $566,064 as compared to operating expenses of $768,473 for the year ended December 31, 2009.  The significant changes during the current fiscal year compared to the same period a year prior are as follows:

Consulting expense increased to $60,920 during the year ended December 31, 2009 from the $55,394 incurred during the same period a year prior due to increased expenditures on geological consulting for project review.

Stock-based compensation expense totaling $65,114 (a non-cash expense) was incurred during the year ended December 31, 2010, a decrease from the $86,256 incurred during the same period a year prior.  The decrease during the year ended December 31, 2010 was due to a decrease in the number of stock option grants during the current period.

Investor relations expenses decreased to $158,252 during the year ended December 31, 2010 from the $337,024 incurred during the same period a year prior.  This was primarily due to decreased expenditures on investor relations consultants and advertising during the current fiscal period.

Management fees remained at $120,000 during the year ended December 31, 2010 pursuant to a contract with our President, entered into and effective July 1, 2007.

Office expenses increased to $38,172 during the year ended December 31, 2010 from the $25,285 incurred during the prior year due to our moving our head office during the current year as well as increased expenditures for communications and office supplies.

During the year ended December 31, 2009, we incurred $23,079 of Part XII.6 tax on the filing of certain tax documents related to a flow-through financing completed in 2007.  There was no comparable expense during the year ended December 31, 2010.

Professional fees increased slightly to $97,772 during the year ended December 31, 2010 from the $96,697 incurred during the same period a year prior due to an increase in legal fees related to preparation of regulatory filings.  Transfer agent and filing fees expense were reduced to $13,031 during the year ended December 31, 2009 from the $16,181 incurred during the same period a year prior.  This was primarily due to a reduction in share transfer activity during the current fiscal period as compared to the prior fiscal year.

During the year ended December 31, 2010 we incurred travel costs of $24,870 for attendance at trade shows, broker presentations and project review.  This represents a slight increase from the $22,808 incurred for travel expenses during the same period a year prior.

During the year ended December 31, 2010 we recorded a gain of $39,893 on mineral property option payments received.  This gain related to the Company’s Diamond Peak Property in Nevada, where we received a property option payment from Kokanee Minerals in excess of what we had paid for the property as at March 31, 2010.   There was no comparable gain during the prior year.

Interest income decreased to $23,856 during the year ended December 31, 2010 from the $95,470 earned during the prior year due primarily to our maintaining a lower cash balance during the current year.

During the year ended December 31, 2009 we recognized a write-off of mineral properties totaling $3,987,802 due to the abandonment of the NUSTAR project, Gold Hill property and Indata property.  We did not record any mineral property write-offs during the year ended December 31, 2010.

As a result of the foregoing, our loss for the year ended December 31, 2010 was $502,315 as compared to $4,660,805 for the year ended December 31, 2009.

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

Investor relations expenses decreased to $337,024 during the year ended December 31, 2009 from the $385,710 incurred during the same period a year prior.  This was primarily due to decreased expenditures on investor relations consultants and advertising during the current fiscal period.

Management fees remained at $120,000 during the year ended December 31, 2009 pursuant to a contract with our President, entered into and effective July 1, 2007.

During the year ended December 31, 2009 office and general expenses increased to $25,285 from the $24,439 incurred during the same period a year prior due to additional staff levels during the current period.

During the year ended December 31, 2009, we incurred $23,079 of Part XII.6 tax on the filing of certain tax documents related to a flow-through financing completed in 2007.  There was no comparable expense during the same period a year prior.

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

At December 31, 2010, we had working capital of $2,257,858, inclusive of cash and cash equivalents on hand of $2,087,207.  This compares to working capital of $3,093,457 at December 31, 2008, inclusive of cash and cash equivalents on hand. We have no exposure to any asset-backed commercial paper  investments.

We have two properties that we need to satisfy certain minimum work commitments on during 2011 in order to maintain our interests.  These properties are EMW and the Majuba Hill Property in Nevada.   See “Tabular Disclosure of Contractual Obligations”.   In order to maintain our interest in EMW, we are required to undertake US$150,000 in exploration work on this property during 2011 but this requirement has been by the vendor until such time as we are granted a drill permit from the U.S. Forest Service.  At Majuba Hill, we are required to spend US$500,000 by March of 2012 in order to maintain our interest in that property.   To satisfy this commitment, we commenced an exploration program at Majuba Hill in June 2011 that includes core drilling and is budgeted at US$600,000.  See “Special Note Regarding Forward Looking Statements”.

At the Howell/Crowsnest properties, we were required to spend $150,000 by June 30, 2010 in order to maintain our interest in the properties, however, due to a government moratorium on exploration actives in the location of these properties, we were not be able to make any of these expenditures and believe we will not be legally obligated to do so under the terms of our agreements.  See Item 4D “Howell Gold /Crowsnest Project”.

Current Economic Conditions

While 2010 saw significant economic improvement over the 2009, many of the effects of the 2008/2009 global financial crisis continued in 2010 and a number of new economic stresses, many likely causued or exacerbated by government responses to the crisis, including extraordinarily high levels of government debt, major currency instability and a growing sovereign debt crisis developed.  These new economic stresses in turn resulted in international bailouts for Greece and Ireland, and threats of bailouts for Spain and Portugal. In the US, the effect of unprecedented levels of government funded stimulus, institutional bailouts, "quantitative easing" and other expansionist monetary policies has led to deterioration of the US dollar and its role as a reserve currency.  These and other factors have made for extremely volatile commodity and capital markets and an environment in which it is more difficult to raise additional capital.  MAX has taken precautions and implemented initiatives to preserve its cash requirements.  We have reviewed our mineral properties and have written down or abandoned a number of properties described in detail above.  We have several commitments in the future (this coming year and beyond) on its mineral properties and we may be forced to abandon and write-off other properties if we do not have the means to meet these commitments, or if we do not feel it is fiscally prudent to do so.  However, we currently have sufficient cash to meet all obligations during fiscal 2011 and do not believe that any additional write-down of our mineral properties are required at this time.  We will be reviewing our mineral property commitments as well as our capital position on an ongoing basis during fiscal 2011 and may abandon additional properties when obligations become due if management deems it necessary in order to maintain the long-term viability of the Company.

We intend to pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, uranium and other metals and to maintain and explore our current properties while conserving capital during these difficult economic times.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund our general operations through 2012.

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

5.D

Trend Information

The Majuba Hill Property is primarily is prospective for copper and silver, the Ravin Property is prospective for molybdenum, the C de Baca Property is prospective for uranium, our Tabletop and EMW properties are prospective for gold and our Diamond Peak Propertyis prospective for gold, silver and zinc.

The overall trend for the price of gold and silver has been upward during the past year due to the uncertainty in the financial sector, while the price of other minerals, such as uranium, molybdenum and other base metals have remained depressed due to lack of demand as a result of the current global recession.  We anticipate that the continuing weakness in the price of minerals, with the exception of gold and silver, as well as a lack of new capital for the mineral exploration sector in general, will  make the acquisition of quality gold exploration prospects less expensive, as well as decreasing the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, uranium, zinc and molybdenum which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements”.

The market for gold, silver and copper are homogeneous, integrated commodities markets with a large number of both suppliers and buyers.  These markets are not ones which are particularly susceptible to the influence of one or more large suppliers or buyers.  As at June 17,  2011 gold traded at US$1,539 per ounce, silver traded at US$35.84 per ounce and copper traded at US$4.1284 per pound.

There are a smaller number of producers of molybdenum than there are for commodities such as gold.  Molybdenum prices have increased from US$7.60/lb in 2000 to over US$35/lb in 2007.  The price of molybdenum was holding steady in 2008 until October when it collapsed to approximately US$11/lb.  At June 17, 2011 the price of molybdenum was US$16.3293/lb.

Our C de Baca mineral property is prospective for uranium. There are fewer producers of uranium in the world than there are for some other commodities such as copper and gold.  The market for uranium is a homogeneous, integrated commodities market.  The market is not one which is particularly susceptible to the influence of one or more large suppliers or buyers.  The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 per pound in late 2000 to a high of US$138.00 per pound on June 1, 2007.  At June 13, 2011, the most recent date for which we could find a quote for the sale of uranium, the spot price was US$54.75/lb.

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

Contractual Obligations	Payment Due By Period
	Total Remaining	Less than a year	1-3 Years	4-5 Years	After 5 Years
Diamond Peak (1) Option Payments	US$280,000	US$35,000	US$95,000	US$150,000	Nil
C de Baca Option (2) Option Payments	US$440,000	US$10,000	US$20,000	US$20,000	US$390,000
East Manhattan Wash (3) Option Payments Work Commitment	US$150,000 $600,000	US$50,000 US$100,000	US$100,000 US$500,000	Nil Nil	Nil Nil
Ravin Project (4) Option Payments	US$390,000	US$10,000	US$20,000	US$20,000	US$340,000
Howell Project (5) Option Payments Share issuances Work Commitment		Force majeure
Crowsnest Project(6) Option Payments Share Issuance Work Commitment		Force majeure
Howell Project & Crowsnest Project combined (2010 & 2011) (7) Option Payments Share Issuances Work Commitment		Force majeure
Table Top Project(8) Option Payment	US$460,000	US$25,000	US$85,000	US$100,000	US$250,000
Capital (Finances) Lease Obligations	NIL
Operating Lease (9) Obligations	$30,413	$21,468	$8,945	Nil	Nil
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$2,350,413	US$251,468	US$828,945	US$290,000	US$980,000

(1)

These are option payments pursuant to an option agreement dated May 9, 2006, as amended, between us and The Wendt Family Trust of Reno, Nevada.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Diamond Peak Property”)

(2)

These are option payments pursuant to an option agreement dated September, 2005 between us and Applied Geological Services, Inc.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “C de Baca Project”)

(3)

These are option payments pursuant to an option agreement dated November 11, 2007, as amended, between us and MSM L.L.C.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “East Manhattan Wash”)

58

(4)

These are option payments pursuant to an option agreement dated September 9, 2007, as amended, between us and The Wendt Family Trust.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Ravin Molybdenum/Tungsten Property”)

(5)

These are option payments pursuant to an amended option agreement dated July 24, 2009 between us and Eastfield Resources Ltd.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  In February 2010 the Province of British Columbia announced that it intended to prohibit any future mine development in the Flathead Valley where the Howell and Crowsnest properties are located.  We have been contacted by representatives of the British Columbia Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation. (See Item 4 “Information on the Company” – “Description of Property” - “Howell Gold Gold/Crowsnest Property”)

(6)

These are option payments pursuant to an amended option agreement dated July 24, 2009 between us and Eastfield Resources Ltd.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property. In February 2010 the Province of British Columbia announced that it intended to prohibit any future mine development in the Flathead Valley where the Howell and Crowsnest properties are located.  We have been contacted by representatives of the British Columbia Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation. (See Item 4 “Information on the Company” – “Description of Property” “Crowsnest  Gold Property”

(7)

These are option payments pursuant to an amended option agreement dated July 24, 2009 between us and Eastfield Resources Ltd. that affect both Howell and Crowsnest Properties.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in the Properties. In February 2010 the Province of British Columbia announced that it intended to prohibit any future mine development in the Flathead Valley where the Howell and Crowsnest properties are located.  We have been contacted by representatives of the British Columbia Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation. (See Item 4 “Information on the Company” – “Description of Property – “Howell/Crowsnest Property”)

(8)

These are option payments pursuant to an option agreement dated September 1, 2009 between us and  Energex, LLC.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property. (See Item 4 “Information on the Company” – “Description of Property” – “Table Top Gold Property”.

(9)

These are lease payments due monthly for office space in Vancouver leased from a property rental company for a term of two years, effective September 1, 2010.

Item 6.  Directors, Senior Management and Employees

6.A

Directors and Senior Management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation	Position with Company

STUART ROGERS, Vancouver, BC	54	President of the Company President of West Oak Capital Group Inc.	President, Chief Executive Officer & Director
PAUL JOHN, Penticton, BC	63	Businessman	Director
TIM COUPLAND, Delta, BC	52	President and CEO of Alberta Star Development Corp.	Director
CLARENCE J. WENDT Reno, Nevada	72	Independent professional geologist	Director, Vice President Exploration
DANIEL T. MACINNIS, Vancouver, BC	59	President, MAG Silver Corp.	Director
CHRISTOPHER CHERRY, Vancouver, BC	32	Chartered Accountant	Chief Financial Officer

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers

Mr. Rogers has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and FINRA OTC Bulletin Board.  Currently, Mr. Rogers acts as a director or officer of TerraX

Minerals Inc. and Alberta Star Development Corp., both reporting issuers on the TSX Venture Exchange in Canada.

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

In 1999, Mr. John sold his chain of Work Wear World stores to Mark’s Work Warehouse, a publicly traded company listed on the Toronto Stock Exchange, and was appointed as General Manager for Western Canada for their “Work World” franchised locations.  He held this position until 2001, when he was appointed General Manager, Franchises for Work World, a position he held until 2010.  He is currently a self-employed businessman.

Tim Coupland

Mr. Coupland is currently the President and CEO of Alberta Star Development Corp. (TSX-V: ASX; OTC BB: ASXSF), and Arctic Hunter Uranium Inc.,our joint venture partner on the Target 1 and MacInnis Lake uranium properties in the Northwest Territories.  Mr. Coupland holds a bachelor’s degree from Simon Fraser University and is an accomplished mineral landman and explorer, with over 20 years experience with both public and private companies working in the mineral exploration field in Canada.  Mr. Coupland was the lead negotiator who secured drill permits and the access and benefits agreement with the Sahtu Dene First Nations on their traditional territories in the Northwest Territories, where Alberta Star was focused on the development of the Eldorado and Contact Lake iron oxide, copper, gold and uranium projects.  Over the past ten years, Mr. Coupland has successfully developed long term business relationships with many Canadian First Nations & Metis Groups living in Canada’s Northwest Territories. Tim Coupland is currently serving as a director and/or officer of Alberta Star Development Corp, Arctic Hunter Uranium Inc. both reporting issuers on the TSX Venture Exchange in Canada, and Dynamic Gold Corp an OTC BB listed company.

 Daniel T. MacInnis

Mr. MacInnis is currently the President and CEO of MAG Silver Corp.  MAG Silver is listed on the TSX Venture Exchange in Canada and on the AMEX in the United States. He has over 31 years of experience in mineral exploration and experience with mineral property acquisitions and joint venture negotiations.  Mr. MacInnis is a registered Professional Geologist (P.Geo.) in British Columbia and obtained a B.Sc. in Geology from Saint Francis Xavier University (Nova Scotia) in 1974.

Christopher Cherry, CA, CGA

Mr. Cherry has over nine years experience as an accountant and auditor, with KPMG and Davidson and Company in Vancouver.  He achieved the Certified General Accountant designation in August 2004 and the Chartered Accountant designation in February 2009.  Mr. Cherry is a financial controller with iO Corporate Services Ltd., a private company that provides administrative services to several public companies. In addition to serving as our CFO,  Mr. Cherry currently serves as Chief Financial Officer to Reva Resources Corp., Black Isle Resources Corp., Mexivada Mining Corp., Teslin River Resources Corp., AVC Venture Capital Corp., Caerus Resource Corporation, Gold Port Resources Ltd. And Stoneshield Capital Corp.He is a director of Valiant Minerals, Acadia Resources Corp. and Remington Resources Inc.

Clarence (Clancy) J. Wendt, P. Geo

Mr.  Wendt received his B.S. degree from San Diego State University in 1967.  He began his career at Stauffer Chemical and worked at various companies until returning to the University of Arizona where he obtained his M.S. degree in 1978.  After this he worked at Duval Corporation and other companies until becoming District Manager for Westmont Mining.  He is credited with the Mt. Hamilton gold/molybdenum discovery in Nevada and managed the programs which led to the discovery of other deposits in the Carlin Trend.  Mr. Wendt is currently a director of Santa Fe Minerals Corp., a reporting issuer on the TSX Venture Exchange.

Mr. Wendt has been a consulting geologist since 1992, specializing in exploration and evaluation of mineral deposits.  He is a registered geologist in Arizona, British Columbia, Canada, and a Chartered Professional Geologist in Australia and writes reports for various exchanges.  He is a member of SME, SEG, FAusIMM(CP), PDAC, a former Trustee of the NWMA and Member of the Board of Directors of the Mining Club of the Southwest. In addition, Mr. Wendt is the recipient of the President’s Award from the NWMA, the Ben F. Dickerson Award, and is a past President of the Geological Society of Nevada.

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

6.B.

Compensation

The following fairly reflects all material information regarding compensation paid to our directors and officers in our fiscal year ended December 31, 2010.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President, Chief Executive Officer and Director	2010	Nil	Nil	$120,000(1)	Nil	nil	Nil	Nil
Paul John Director	2010	Nil	Nil	Nil	Nil	nil	Nil	Nil
Tim Coupland Director	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Daniel T. MacInnis Director	2010	Nil	Nil	Nil	Nil	nil	Nil	Nil
Christopher Cherry Chief Financial Officer	2010	Nil	Nil	$42,000	Nil	nil	Nil	Nil
Clarence J. Wendt Vice President Exploration	2010	Nil	Nil	US$120,000 (2)	Nil	nil	Nil	Nil

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

6.C

Board Practices

Stuart Rogers, Paul John, Tim Coupland and Daniel T. MacInnis have acted as our directors since May 8, 2002, June 18, 2002, September 5, 2006 and December 7, 2005, respectively.  Clancy Wendt was appointed to our board of directors at our Annual General Meeting held on June 30, 2010.

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

6.E

Share Ownership

The following table sets forth the shareholdings, to the best of our knowledge, owned beneficially, directly or indirectly, by our directors and officers as of June 15, 2011.  There were 23,730,985 common shares issued and outstanding as of June 15, 2011.

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Stuart Rogers	592,605	2.49%
Paul John	413,750	1.74%
Tim Coupland	125,000	0.53%
Daniel MacInnis	Nil	Nil
Christopher Cherry	Nil	Nil
Clancy Wendt	490,000	2.06%

Statements as to securities beneficially owned by directors and officers, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and officers and from records available to the Company.

The following incentive stock options are outstanding to our directors and officers as at June 15, 2011:

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

We have an incentive stock option plan which was approved by the shareholders of the Company at the Annual General Meeting of Shareholders held on September 21, 2009 (the “Stock Option Plan”).  This Stock Option Plan provides for equity participation in the Company by our directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares.  The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchange on which the common shares are listed.  We have reserved and authorized up to 20% (4,339,846) of our issued treasury shares for issuance under the Stock Option Plan to our directors and key employees.

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

On July 3, 2009, we granted 250,000 incentive stock options to a consultant at an exercise price of $0.17 per share for a period of two.  On October 19, 2009, we granted a further 250,000 options to consultants at an exercise price of $0.40 per share for a period of two years, of which 50,000 of these options were cancelled in January 2010 when the consultant ceased to provide services to us.

On April 6, 2010, we granted 50,000 incentive stock options to a consultant at an exercise price of $0.25 per share for a period of two years.  On April 12, 2010, we granted 250,000 incentive stock options to a consultant at an exercise price of $0.40 per share for a period of two years.   A further 50,000 incentive stock options, exercisable at $0.25 for a two year period, were granted to a consultant on September 21, 2010.

As at December 31, 2010, there were 2,525,000 stock options outstanding and exercisable.

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

As of the date of this annual report, there are 23,730,985 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this annual report, no persons known to us were the beneficial owner of more than five percent of our outstanding common shares.

Of our 52 registered shareholders at May 31 2011, 34 are Canadian residents representing 21,501,477 common shares or 90.61% of our issued and outstanding common shares.  We have 18 registered US shareholders holding 2,229,508 common shareholders or 9.39% of our issued and outstanding common shares.   The remaining common shares of the Company are held by brokerages and other intermediaries and the Company cannot determine the residency of the beneficial holders of those shares.

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

7.B

Related Party Transactions

Three month period ended March 31, 2011:

During the three month period ended March 31, 2011, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

▪	We paid $30,000 to a private company controlled by Stuart Rogers, our President, for management fees pursuant to an agreement with Mr. Rogers.
▪	We paid US$30,000 to Clancy Wendt, our Vice-President of Exploration, for consulting fees pursuant to an agreement with Mr. Wendt.

Fiscal Year ended December 31, 2010:

In the fiscal year ended December 31, 2010, we did not enter into transactions or loans with any Related Party except as follows:

▪

We continue to hold rights under an Option Agreement that was entered into in 2009 whereby we can acquire a 100% interest in the Table Top claims in Humboldt Country, Nevada from Energex LLC, a private Nevada corporation wholly owned by Clancy J. Wendt, our Vice President of Exploration.

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

▪	We paid CD$120,000 to a private company controlled by Stuart Rogers, our President, for management fees;
▪	We paid CD$120,000 to a private company controlled by Clancy Wendt, our Vice President Exploration, for consulting fees;

Fiscal Year ended December 31, 2009:

In the fiscal year ended December 31, 2009, we have not entered into transactions or loans with any Related Party, except as follows:

▪

We entered into an Option Agreement to acquire a 100% interest in the Table Top claims in Humboldt Country, Nevada from Energex LLC, a private Nevada corporation wholly owned by Clancy J. Wendt, our Vice President of Exploration.

▪	We paid CD$120,000 to a private company controlled by Stuart Rogers, our President, for management fees;
▪

We continued to hold rights under an option agreement that was entered into during 2007 granting us the right to acquire a 100% interest in the Ravin Property from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration.

▪

We continued to hold rights under an option agreement that was entered into during 2006 granting us the right to acquire a 100 % interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration

Fiscal Year ended December 31, 2008:

In the fiscal year ended December 31, 2008, we did not enter into transactions or loans with any Related Party, except as follows:

▪	We paid CD$120,000 to a private company controlled by Stuart Rogers, our President, for management fees;
▪

We continued to hold rights under an option agreement that was entered into during 2007 granting us the right to acquire a 100% interest in the Ravin Property from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration.

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

Item 8.

Financial Information

8.A

Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2010 have been audited by an independent auditor and are accompanied by an audit report, are attached and incorporated herein:

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

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2010 and, as a result, the percentage of export sales for the Company was zero.

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

Our principal trading market in volume is the TSX Venture Exchange.  The closing price of our common shares on the TSX Venture Exchange on June 24, 2011 was $0.22  The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on this Canadian exchange:

Annual Periods

High

Low

January 1, 2006 to December 31, 2006

$0.98

$0.33

January 1, 2007 to December 31, 2007

$1.65

$0.55

January 1, 2008 to December 31, 2008

$0.75

$0.07

January 1, 2009 to December 31, 2009

$0.66

$0.09

January 1, 2010 to December 31, 2010

$0.45

$0.15

Quarterly Periods

High

Low

January 1, 2009 to March 31, 2009

$.018

$0.09

April 1, 2009 to June 30, 2009

$0.26

$0.10

July 1, 2009 to September 30, 2009

$0.40

$0.12

October 1, 2009 to December 31, 2009

$0.66

$0.26

January 1, 2010 to March 31, 2010

$0.45

$0.18

April 1, 2010 to June 30, 2010

$0.28

$0.16

July 1, 2010 to September 30, 2010

$0.29

$0.15

October 1, 2010 to December 31, 2010

$0.28

$0.21

January 1, 2011 to March 31, 2011

$0.53

$0.23

Monthly Periods

High

Low

April 2010

$0.28

$0.21

May 2010

$0.25

$0.17

June 2010

$0.21

$0.16

July 2010

$0.21

$0.16

August 2010

$020

$0.15

September 2010

$0.29

$0.15

October 2010

$0.27

$0.22

November 2010

$0.26

$0.23

December 2010

$0.28

$0.21

January 2011

$0.29

$0.23

February 2011

$0.33

$0.23

March 2011

$0.53

$0.31

April 2011

$0.48

$0.32

May 2011

$0.40

$0.24

9.B.

Plan of Distribution

Not Applicable.

9.C.

Markets

The common shares of the Company were listed for trading on the TSX-Venture Exchange on the 15th day of June, 1994.

Our common shares have been quoted for trading on the FINRA OTC Bulletin Board since November 8, 2000.

Our common shares were listed on the Frankfurt Stock Exchange on March 2, 2006 with the symbol “M1D”.

9.D.

Selling Shareholders

Not Applicable.

9.E.

Dilution

Not Applicable.

9.F.

Expenses of the Issue

Not Applicable.

Item 10.

Additional Information

10.A

Share Capital

Not applicable.

10.B

Memorandum and Articles of Association

We were incorporated under the Business Corporations Act of Alberta (the “Alberta BCA”) by registration of our articles of incorporation and bylaws.  Pursuant to the provisions of the Alberta BCA, a company may conduct any business that it is not restricted by the terms of its articles or bylaws from conducting.  Our articles and bylaws contain no such restrictions.

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

All holders of common shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine.  All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors.  The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared.  Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders at a general meeting.  There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting.  All directors stand for re-election annually.  Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors.  The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights.  In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting.  A special resolution may only be passed when it has been circulated to all shareholders by way of information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

The board of directors may call an annual or extraordinary general meeting when required.  One or more shareholders holding in aggregate five percent or more of our issued shares may requisition an extraordinary meeting and the directors are required to hold such meeting within four months of such requisition.  Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

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

There are no provisions in our bylaws or articles of incorporation that establish any threshold for disclosure of ownership.  However, the Alberta and British Columbia Securities Commission require that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings and must disclose any plans to acquire additional securities above that 10%.

10.C

Material Contracts

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this report.  See “Principal Expenditures and Divestitures”:

▪	Mineral Property Option Agreement between Claremont Nevada Mines, LLC and us dated March 4, 2011to acquire up to a 75% interest in the Majuba Hill project located in Pershing County, Nevada.
▪	Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated May 23, 2008 to acquire a 60% interest in the Indata project located in North Central B.C.
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

▪

Amending Agreement dated for reference September 30, 2009 between us and Kokanee Placer Ltd. amending our option agreement dated May 15, 2006 granting Kokanee an option to purchase a 51% interest in our Diamond Peak Property

69

▪

Amending Agreement dated for reference November 9, 2010 between us and Energex, LLC amending our Option Agreement dated September 9, 2007 for the acquisition of a 100% Ravin molybdenum/tungsten property in Lander County, Nevada

▪	Option Agreement dated March 4, 2011 between the Company and Claremont Nevada Mines LLC., granting an option to purchase up to a 75% interest in the Majuba Hill Property

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2010, the Threshold was determined to be $299,000,000.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Canadian Act (as defined below); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Canadian Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  This summary does not address the tax consequences to any such partner.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

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

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, and certain other requirements are satisfied.

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

The Company believes that it qualified as a PFIC for the tax year ended December 31, 2010 and may continue to be a PFIC in future years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each subsidiary) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each subsidiary .

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

General Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “ Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and its resourced as “foreign source” under the Canada U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source”.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28%, (and increasing to 31% for payments made after December 31, 2012) if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a

U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

10.I     Subsidiary Information

As of June 15, 2011, we have one subsidiary, MAX Resources, Inc., a wholly owned Nevada corporation.

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

Item 15.

Controls and Procedures

(a) Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2010, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of fiscal year ended December 31, 2010 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the “Framework”).

Based on this evaluation, our management concluded that, as of fiscal year ended December 31, 2009, there were  no deficiencies they considered to be material weaknesses.

(c)  Attestation Report of the Registered Public Acounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company to provide only management’s report in this Annual Report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting

(d) Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Reserved

16A.

Audit Committee Financial Expert

We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations and the other members of the audit committee ( Tim Coupland and Paul John) satisfy the financial literacy requirements for audit committee members and are independent members of the Audit Committee as determined in accordance with Section 803 of the NYSE – Company Guide and Rule 10A-3 of the Exchange Act.  Mr. Rogers does not qualify as independent under Rule 10A-3 of the Exchange Act or Section 803 of the NYSE-AMEX Company Guide.

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

16.C

Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $25,500 for the year ended December 31, 2010 and $24,892 for the year ending December 31, 2009.

(b)

Audit-Related Fees

 The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of our financial statements but are not reported under paragraph (a) of this Item were approximately $2,500 for the year ending December 31, 2010, and  $2,500 for the year ending December 31, 2009.

(c)

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately $5,000 for the year ending December 31, 2010 and $6,000 for the year ending December 31, 2009.

(d)

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $ nil for the year ending December 31, 2010 and $ nil in the year ending December 31, 2009.

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

FINANCIAL STATEMENTS

Item 17.

Financial Statements

We are furnishing the following financial statements and reports:

Auditor’s Report dated April 28, 2011

Consolidated Balance Sheets at December 31, 2010 and 2009

Consolidated Statements of Operations, Comprehensive Loss and Deficit for the years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

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

Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles and Bylaws (1)

4.  Material Contracts

4.1

Management Agreement dated May 8, 2002 between Vancan Capital Corp. and West Oak Capital Group Ltd. (2)

4.2

Option Agreement dated May 17, 2004 between MAX Resource Corp. and Zazu Exploration, Inc. to acquire an interest in the Gold Hill Project near Cantwell, Alaska. (3)

4.3

Mineral Property Option Agreement with Alberta Star Development Corp. to acquire up to a 50% interest in the MacInnis Lake Uranium Property dated April 1, 2005. (3)

4.4

Mineral Property Option Agreement between the Wendt Family Trust and the Company dated May 9, 2006 optioning 100% of the Diamond Peak Property to the Company. (4)

4.5

Mineral Property Option Agreement between Kokanee Placer Ltd. and the Company dated May 15, 2006 granting Kokanee Place Ltd. the right to acquire up to a 51% interest in the Diamond Peak Property. (4)

4.6

Agreement dated September 22, 2005 between the Company and Applied Geological Services, Inc. regarding the acquisition by the Company of the C de Baca Project claims. (4)

4.7

Agreement dated April 4, 2007 between NUSTAR Exploration LLC and the Company for the acquisition of the mineral claims in Colorado Plateau, Arizona. (5)

4.8

Mineral Property Option Agreement dated September 10, 2007 between Energex LLC and us to acquire a 100% interest in the Ravin Property (6)

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

4.13

Consulting Agreement dated October 1, 2008 between MAX Resource Corp. and Clarence Wendt; (7)

4.14

Mineral Property Option Amending Agreement between Eastfield Resource Ltd. And us dated July 24, 2009 to acquire up to a 60% interest in and to either the Howell property or the Crowsnest property in southeastern BC (8)

85

4.15

Mineral Property Lease and Option to Purchase Agreement between Energex, LLC and us, and dated September 1, 2009 to acquire the Table Top property in Humboldt County, Nevada. (8)

4.16

Amending agreement dated November 9, 2010 between the Company and with Energex, LLC amending option to purchase a 100% interest in the Ravin Property

4.17

Amending agreement dated September 30, 2009 between the Company and the Wendt Family Trust amending option to purchase a 100% interest in the Diamond Peak Property

4.18

Option Agreement dated March 4, 2011 between the Company and Claremont Nevada Mines LLC., granting an option to purchase up to a 75% interest in the Majuba Hill Property

8.1

Subsidiary of the Company

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

(8)

incorporated by reference from our Form 20-F that was originally filed with the commission on April 2, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  June  27, 2011

“Stuart Rogers”

By:  Stuart Rogers, Chief Executive Officer

“Christopher Cherry”

By:  Christopher Cherry , Chief Financial Officer

87

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Max Resource Corp.

We have audited the accompanying consolidated financial statements of Max Resource Corp. which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2010, 2009 and 2008, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Max Resource Corp. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describe certain conditions that give rise to doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from this uncertainty.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 28, 2011

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed In Canadian Dollars)
	December 31,		December 31,
		2010	2009

ASSETS

CURRENT
Cash and cash equivalents		$2,087,207	$3,118,960
Receivables and prepaids		11,138	22,203
Taxes recoverable		15,287	9,753
Marketable securities (Note 3)		174,000	-
		2,287,632	3,150,916

EQUIPMENT (Note 4)		2,254	3,218
RECLAMATION BONDS (Note 5)		61,983	28,356
MINERAL PROPERTIES (Note 5)		2,592,248	2,142,513

		$4,944,117	$5,325,003

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$29,774	$57,459

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	21,699,230 common shares (2009: 21,699,230)	13,003,168	13,003,168
SHARE PURCHASE WARRANTS (Note 7)		288,562	288,562
CONTRIBUTED SURPLUS (Note 7)		1,458,599	1,393,485
DEFICIT		(9,919,986)	(9,417,671)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 3)		84,000	-

		4,914,343	5,267,544

		$4,944,117	$5,325,003

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 5)

SUBSEQUENT EVENTS (Note 13)

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these consolidated financial statements.

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31, (Expressed In Canadian Dollars)
	2010	2009	2008

EXPENSES
Amortization	$964	$1,930	$ -
Consulting	60,920	55,394	86,762
Consulting – stock-based compensation (Note 7)	65,114	86,256	66,794
Investor relations – stock-based compensation	-	-	142,172
Management fees (Note 6)	120,000	120,000	120,000
Management and directors fees – stock-based compensation	-	-	242,999
Office and general	38,172	25,285	24,439
Part XII.6 tax	-	23,079	-
Professional fees	97,772	96,697	82,757
Transfer agent, filing fees and shareholder relations	158,252	337,024	385,710
Travel and promotion	24,870	22,808	50,713

LOSS BEFORE OTHER ITEMS AND INCOME TAXES	(566,064)	(768,473)	(1,202,346)

OTHER ITEMS
Gain on mineral property option payments received (Note 5)	39,893	-	-
Interest income	23,856	95,470	273,890
Impairment of mineral properties (Note 5)	-	(3,987,802)	(484,306)

LOSS BEFORE INCOME TAXES	(502,315)	(4,660,805)	(1,412,762)

Future income tax recovery (Note 8)	-	-	263,748

NET LOSS FOR THE YEAR	(502,315)	(4,660,805)	(1,149,014)

DEFICIT, BEGINNING OF YEAR	(9,417,671)	(4,756,866)	(3,607,852)

DEFICIT, ENDING OF YEAR	$(9,919,986)	$(9,417,671)	$(4,756,866)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.02)	$(0.22)	$(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – basic and diluted	21,699,230	21,670,736	21,584,202

The accompanying notes are an integral part of these consolidated financial statements.

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, (Expressed In Canadian Dollars)
	2010	2009	2008

LOSS FOR THE YEAR	$(502,315)	$(4,660,805)	$(1,149,014)

Other comprehensive gain:
Unrealized gain on available for sale marketable securities	84,000	-	-

COMPREHENSIVE LOSS FOR THE YEAR	$(418,315)	$(4,660,805)	$(1,149,014)

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$-	$ -	$ -

Other comprehensive gain:
Unrealized gain on available for sale marketable securities	84,000	-	-

ACCUMULATED OTHER COMPREHENVISE INCOME, END OF YEAR	$84,000	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, (Expressed In Canadian Dollars)

	2010	2009	2008

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(502,315)	$(4,660,805)	$(1,149,014)
Adjustments for items not involving cash:
Amortization	964	1,930	-
Gain on mineral property option payments received	(39,893)	-	-
Stock-based compensation - consulting, management and investor relations expense	65,114	86,256	451,965
Impairment of mineral properties	-	3,987,802	484,306
Future income tax recovery	-	-	(263,748)

Changes in non-cash working capital items:
Decrease in receivables and prepaids	11,065	77,342	108,501
Decrease (increase) in taxes recoverable	(5,534)	4,179	3,207
Decrease in accounts payable and accrued liabilities	(27,685)	(117,212)	(4,934)

CASH USED IN OPERATING ACTIVITIES	(498,284)	(620,508)	(369,717)

INVESTING ACTIVITIES
Reclamation bonds	(33,627)	-	88
Purchase of equipment	-	(5,148)	-
Mineral property acquisition and exploration costs	(676,246)	(632,745)	(2,914,138)
Mineral property option payments	176,404	-	-

CASH USED IN INVESTING ACTIVITIES	(533,469)	(637,893)	(2,914,050)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,031,753)	(1,258,401)	(3,283,767)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,118,960	4,377,361	7,661,128

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,087,207	$3,118,960	$4,377,361

CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash	$87,207	$118,960	$207,693
Term deposits	2,000,000	3,000,000	4,169,668

	$2,087,207	$3,118,960	$4,377,361

SUPPLEMENTARY CASH FLOW DISCLOSURE (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

 (Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  To date, the Company has not generated any revenues from operations and will require additional funds for expenditures and the costs of its operations.  As a result, further losses are anticipated prior to the generation of any profits.

The Company's future capital requirements will depend on many factors, including costs of exploration of its properties, cash flow from and used in operations, and global market conditions. The Company's anticipates recurring operating losses and growing working capital needs to operate its business.  The Company has sufficient funds on hand to cover anticipated operating expenses and the costs of budgeted exploration programs for the next year.

These financial statements are prepared on a going concern basis, which implies the Company will continue realizing its assets and discharging its liabilities in the normal course of business and will be able to fund exploration programs.  Should the Company be unable to continue as a going concern, significant adjustments to asset values may be required.  The Company’s ability to continue as a going concern will depend almost exclusively on access to external capital to complete the exploration and development of mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional shares by the Company may result in a significant dilution in the equity interests of its current shareholders.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for financial statements.  Except as indicated in Note 12, they also comply, in all material respects, with accounting principles generally accepted in the United States.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005 Inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to useful lives of assets for depreciation and amortization, the recoverability of mineral property interests, the determination of future income taxes, asset retirement obligations, and the determination of fair value for stock based transactions and financial instruments.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments which are readily convertible to specified amounts of cash without penalty and with maturities of three months or less when purchased.

Equipment

Equipment is recorded at cost with amortization provided using the declining balance basis at 30% per annum.

Mineral properties

The Company initially records its interests in and expenditures on mineral properties at cost.  If impairment is indicated then fair value is used if such amount is less than carrying value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

Costs include cash or other consideration paid and the fair value of shares or other non-cash consideration issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, where payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties, the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether continuing costs are capitalized or charged to operations.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated production life using the units of production method.

The Company receives mining exploration tax credits for certain qualifying work done on its properties. The benefits related to such mining exploration tax credits are credited against exploration costs in the period in which the Company can reasonably estimate the amounts to be received and establish their ultimate recovery.

Asset retirement obligations

The Company reviews and recognizes legal obligations associated with retirement of tangible long-lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.  Resource property related retirement obligations are capitalized as part of carrying values and are accounted for in the same manner as all other capitalized costs.

Future site restoration costs

The Company records future site restoration costs as asset retirement obligations when they are known or likely and they can be reliably determined and measured.  Actual site restoration expenditures are charged to the accumulated provision account as incurred.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Stock-based compensation

The Company follows CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards be measured using a fair value methodology.  Under the standard all awards are measured and expensed or allocated to specific asset accounts, as applicable, in the period of grant or modification. The fair value of options and other stock-based awards issued or altered in the period, are determined using the Black-Scholes option pricing model.  Upon the exercise of stock options or agents warrants, the fair value of the share based award is allocated to share capital.

Income taxes

Income taxes are accounted for using the liability method, which requires the recognition of taxes payable or refundable for the current period and future tax liabilities and assets for future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and future tax liabilities and assets is based on provisions of enacted tax laws and the effects of future changes in tax laws or rates. The measurement of future tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criterion. The Company has not recognized potential future benefit amounts as the criteria for recognition under generally accepted accounting principals (“GAAP”) have not been met.

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

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income (loss) refers to items that are excluded from net income (loss) calculated in accordance with GAAP.  The Company’s other comprehensive income (loss) represents changes in shareholders’ equity arising from unrealized gains and losses on financial assets classified as available-for-sale.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, and accounts payable. The value of the Company’s arm’s length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.

Cash and cash equivalents are classified as held for trading; receivables are classified as loans and receivables; marketable securities are designated as available for sale which are measured at fair value; and accounts payable are classified as other financial liabilities.

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements of the fair value of financial assets and liabilities.

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 -Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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

New accounting pronouncements with future effective dates, not yet adopted

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  Management has determined that the adoption of IFRS will not have a material impact on the financial statements of the Company or its business, except for expanded disclosures in the financial statements.

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

NOTE 3

.

MARKETABLE SECURITIES

During the year ended December 31, 2010, the Company received an option payment, consisting of 600,000 shares with a market value of $90,000, from Kokanee Placer Ltd. (“Kokanee”), a publically traded British Columbia company. .  The Company records these shares at fair value (Note 2).  As at December 31, 2010, the fair value of these shares was $174,000.  During the year ended December 31, 2010, the Company recognized an unrealized gain of $84,000 on it marketable securities. The gain has been recorded as Other Comprehensive Income.

NOTE 4

.

EQUIPMENT

	December 31, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Equipment	$5,148	$2,894	$2,254	$5,148	$1,930	$3,218

NOTE 5.

MINERAL PROPERTIES

	Balance December 31, 2008	Additions (Recoveries)	Write-off	Balance December 31, 2009	Additions	Option Payments / Recoveries Received	Balance December 31, 2010
Acquisition costs:
Target Claims, NWT	$ 1	$ -	$ (1)	$ -	$ -	$ -	$ -
Gold Hill, AK	432,944	91,500	(524,444)	-	-	-	-
MacInnis Lake, NWT	1	-	(1)	-	-	-	-
C de Baca, NM	172,563	16,339	-	188,902	17,570	-	206,472
Diamond Peak, NV	48,737	1,370	-	50,107	134,463	(148,841)	35,729
Nustar Claims, AZ	497,948	-	(497,948)	-	-	-	-
Ravin, NV	116,043	60,560	-	176,603	17,985	-	194,588
East Manhattan, NV	105,451	45,888	-	151,339	53,631	-	204,970
Howell, BC	27,500	10,000	-	37,500	-	-	37,500
Crowsnest, BC	-	8,817	-	8,817	-	-	8,817
Indata, BC	22,500	-	(22,500)	-	-	-	-
Table Top, NV	-	30,318	-	30,318	40,402	-	70,720
	1,423,688	264,792	(1,044,894)	643,586	264,051	(148,841)	758,796

Exploration costs:			-
Gold Hill, AK	2,509,579	83,893	(2,593,472)	-	-	-	-
C de Baca, NM	235,596	-	-	235,596	-	-	235,596
Nustar Claims, AZ	4,096	1,392	(5,488)	-	-	-	-
Ravin, NV	486,418	17,930	-	504,348	639	-	504,987
East Manhattan, NV	9,658	53,448	-	63,106	38,748	-	101,854
Howell, BC	455,407	(17,606)	-	437,801	-	-	437,801
Crowsnest, BC	-	248,429	-	248,429	613	(77,670)	171,372
Indata, BC	338,478	5,470	(343,948)	-	-	-	-
Table Top, NV	-	9,647	-	9,647	314,103	-	323,750
Diamond Peak	-	-	-	-	58,092	-	58,092
	4,039,232	402,603	(2,942,908)	1,498,927	412,195	(77,670)	1,833,452

	$ 5,462,920	$ 667,395	$(3,987,802)	$ 2,142,513	$ 676,246	$ (226,511)	$ 2,592,248

Target Claims, Northwest Territories, Canada

During 2003, the Company acquired a 50% interest in a mineral claim located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).  During the year ended December 31, 2007, the Company recorded an impairment charge of $148,097 on the Target 1 Claim and during the year ended December 31, 2009, the Company elected to abandon the Target Claims and wrote-off the remaining $1 of acquisition costs to operations.

Gold Hill Property, Alaska, United States

During 2004, the Company entered into an option agreement to acquire an interest in the Gold Hill claims near Cantwell, Alaska.  During the year ended December 31, 2009, the Company elected to abandon the Gold Hill property and wrote off $524,444 of acquisition costs and $2,593,472 of deferred exploration costs to operations.

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 and September 29, 2008, with Alberta Star Development Corp. (“Alberta Star”), a company with a common director. Under the agreement the Company could earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.

During the year ended December 31, 2008, the Company recorded an impairment charge of $484,306 on the MacInnis Lake property and during the year ended December 31, 2009, the Company elected to abandon the MacInnis Lake property and wrote-off the remaining $1 of acquisition costs to operations.

C de Baca, New Mexico, United States

On September 22, 2005, the Company entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims was US$10,000 cash payment (paid), with annual payments of US$10,000 until the commencement of production.  After commencement of production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

As at December 31, 2010, the Bureau of Land Management (“BLM”) of New Mexico holds a $18,888 reclamation bond (2009 - $18,888) from the Company to guarantee reclamation of the environment on the C de Baca property.

NOTE 5.

MINERAL PROPERTIES (continued)

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement, as amended June 30, 2010, to acquire a 100% interest in the claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement require the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company with a fair value of $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

   35,000 (U.S.) (paid)

May 9, 2008

   45,000 (U.S.) (paid)

May 9, 2009

   50,000 (U.S.) (paid)

June 30, 2010 (on execution of amending agreement)

   25,000 (U.S.) (paid)

May 9, 2011 (as amended)

   35,000 (U.S.)

May 9, 2012 (as amended

   45,000 (U.S.)

Each anniversary thereafter for 4 years (as amended)

$ 50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of certain cash payments totalling US$470,000, the issuance of 600,000 common shares of Kokanee and incur mineral exploration commitments of $1,000,000 (Note 3).

During the year ended December 31, 2010, the Company received cash of $98,734 (US$95,000) and 600,000 common shares of Kokanee valued at $90,000 for total proceeds received of $188,734 on the Diamond Peak property.  As the Company had only incurred costs of $148,841 at that point, a gain on option payments received of $39,893 has been recorded.  In June 2010, Kokanee advised the Company that they would not make the annual option payment of US$50,000 then due and would be abandoning their option on the property.

Diamond Peak, Nevada, United States (continued)

During the year ended December 31, 2010, the Company incurred consulting fees of $21,248 drilling and assaying fees of $9,220 and field expenses of $27,624 on the Diamond Peak property (2009 - $Nil).

As at December 31, 2010, the BLM holds a $14,500 reclamation bond (2009 - $Nil) from the Company to guarantee reclamation of the Diamond Peak property.

Nustar Claims, Arizona, United States

On April 4, 2007, the Company entered into an agreement with Nustar Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in northwest Arizona.  During the year ended December 31, 2009, the Company elected to abandon the Nustar project and wrote off $497,948 of acquisition costs and $5,488 of deferred exploration costs.

Ravin Claims, Nevada, United States

On September 10, 2007, as amended November 9, 2010, the Company entered into an Option Agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin property,

NOTE 5.

MINERAL PROPERTIES (continued)

consisting of mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms, as amended, of the Option Agreement with Energex require the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), $38,700 (US$35,000) by September 10, 2009 (paid) and $10,650 (US$10,000) by September 10, 2010 (paid), with an additional US$10,000 on each anniversary thereafter, subject to increase to US$50,000 upon certain triggering events.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $106,185, which have been included in acquisition costs.

During the years ended December 31, 2010 and 2009, the Company incurred the following exploration costs on the Ravin Claims:

	2010	2009
Drilling and assays	$ -	$ 3,929
Geological consulting	639	12,930
Field expenses	-	1,071
	$ 639	$ 17,930

As at December 31, 2010, the BLM holds a $8,046 reclamation bond (2009 - $8,046) from the Company to guarantee reclamation of the environment on the Ravin property.

East Manhattan, Nevada, United States

On November  11, 2007 as amended December 4, 2008 and December 21, 2010, the Company entered into an Option Agreement with MSM LLC (“MSM”), a Nevada corporation, for the acquisition of a 100% interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), $26.603 (US$25,000) by December 4, 2009 (paid), $40,560 (US$40,000) by December 4, 2010 (paid), US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012, subject to securing a drill permit.

East Manhattan, Nevada, United States (continued)

In addition, the Company must make exploration expenditures totalling US$700,000 on the claims including the following minimum expenditures, subject to receipt of drill permits and securing a drill rig which to December 31, 2010 has not been received (i) on or before the second anniversary, US$50,000 (deferred until drill rig secured); (ii) on or before the fourth anniversary, a further US$150,000; (iii) on or before the fifth anniversary, a further US$200,000; and (iv) on or before the sixth anniversary, a further US$300,000.  The East Manhattan Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.

During the years ended December 31, 2010 and 2009, the Company incurred the following exploration costs on the East Manhattan Project:

	2010	2009
Drilling and assays	$ 5,202	$ 2,763
Geological consulting	29,923	35,133
Field expenses	3,623	5,552
	$ 38,748	$ 53,448

NOTE 5.

MINERAL PROPERTIES (continued)

Howell and Crowsnest, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60% interest in the Howell Gold Project in Southeast British Columbia.  On July 23 2009, the Company agreed with Eastfield to amend the Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totalling $60,000 to Eastfield ($10,000 paid on signing of the amended agreement), issuing 50,000 shares (issued) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011).  Following that date, the Company can earn its 60% interest in Howell by making further cash payments totalling $90,000, issuing 400,000 shares and spending a further $700,000 on exploration prior to June 30, 2013.  To earn its 60% interest in Crowsnest, the Company must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

In February 2010, the Government of British Columbia announced that it intends to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  The Company has been contacted by the Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation.  The agreement with Eastfield remains in good standing with all payment requirements suspended pending resolution of payment of compensation from the government of British Columbia.

In October 2010, the Company received $77,670 as a mining tax credit for mineral exploration in British Columbia.

During the years ended December 31, 2010 and 2009, the Company incurred the following exploration costs on the Howell property:

	2010	2009
Geological consulting	$ -	$ 3,078
BC mining tax recovery	-	(20,684)
	$ -	$ (17,606)

During the years ended December 31, 2010 and 2009, the Company incurred the following exploration costs on the Crowsnest property:

	2010	2009
Drilling and assays	$ -	$ 112,088
Geological consulting	613	52,524
Field expenses	-	83,817
	$ 613	$ 248,429

Indata, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield for the acquisition of a 60% interest in the Indata Project in North Central British Columbia.

During the year ended December 31, 2009, the Company elected to abandon the Indata property and wrote off $22,500 of acquisition costs and $343,948 of deferred exploration costs to operations.

Table Top, Nevada, United States

On August 31, 2009, the Company entered into an Option Agreement with Energex to acquire a 100% interest in the Table Top claims in Humboldt County Nevada.

NOTE 5.

MINERAL PROPERTIES (continued)

The terms of the Option Agreement with Energex require the payment of $5,400 (US$5,000) upon execution of the Agreement (paid), US$25,000 on the first anniversary of the Agreement (deferred until results from the March 2011 drill program received), US$35,000 on the second anniversary of the Agreement and US$50,000 on each anniversary thereafter for a term of ten years, subject to renewal.  The Company may buy the property at any time for US$300,000, at which point the annual payments will cease.  The Table Top property is subject to a 3% NSR royalty.  Upon full exercise of the Option Agreement, the Company will own 100% of the project.

During the years ended December 31, 2010 and 2009, the Company incurred the following explorations costs on the Table Top Property:

	2010	2009
Geological consulting	$ 91,048	$ -
Drilling and assaying	198,915	-
Field expenses	24,140	-
	$ 314,103	$ -

At December 31, 2010, the BLM holds a $19,127 reclamation bond (2009 - $Nil) from the Company to guarantee reclamation of the environment on the Table Top property.  At December 31, 2010 an additional bond of $1,422 (2009 - $1,422) is held on properties previously fully impaired.

NOTE 6.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, management fees of $120,000 (2009 - $120,000; 2008 - $120,000) were incurred to a private company controlled by a director.

During the year ended December 31, 2010, consulting fees of US$120,000 (2009 - US$120,000; 2008 - US$120,000) were incurred to a director for geologic consulting services.

This transactions were measured at the exchange amount as agreed to by the related parties.

NOTE 7.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Share Purchase Warrants	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2008	21,649,230	$ 12,996,918	$ 288,562	$ 1,307,229
Shares issued for mineral property (Note 4)	50,000	6,250	-	-
Stock-based compensation	-	-	-	86,256

Balance at December 31, 2009	21,699,230	13,003,168	288,562	1,393,485
Stock-based compensation	-	-	-	65,114

Balance at December 31, 2010	21,699,230	$ 13,003,168	$ 288,562	$ 1,458,599

Stock Options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company to a maximum of 4,309,846.  Under the plan, the exercise price of each option shall not be less than the closing price of the Company’s shares on the date of grant less any discount permitted by the TSX Venture Exchange (“TSX-V”) and vesting terms are at the discretion of the board of directors.  The options can be granted up to a maximum term of 5 years as long as the Company is classified as a Tier 2 issuer under the policies of the TSX -V.

On July 3, 2009, the Company granted stock options to a consultant for the right to purchase 250,000 common shares at a price of $0.17 per share to July 3, 2011.  These options vested immediately.  The total fair value of $23,720 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.16% and an expected volatility of 140%.  The granting of these options resulted in stock based compensation expense of $23,720 being recorded in fiscal 2009.

On October 19, 2009, the Company granted stock options to two consultants entitling them to purchase 250,000 common shares at a price of $0.40 per share to October 19, 2011.  Of these options, 200,000 vested immediately, and 50,000 options vest over a 1 year period.  The total fair value of $73,572 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.52% and an expected volatility of 123.5%.  The granting of these options resulted in a stock based compensation expense of $62,536 being recorded in fiscal 2009.  Subsequent to December 31, 2009, the 50,000 stock options were cancelled and the remaining $11,036 will not be recorded as the consultant ceased to provide services as of January 1, 2010.

On April 6, 2010, the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $0.25 per share to April 6, 2012.  These options vested immediately.  The total fair value of $7,230 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.86% and an expected volatility of 149%.  The granting of these options resulted in a stock based compensation expense of $7,230 being recorded in fiscal 2010.

On April 12, 2010, the Company granted stock options to a consultant entitling him to purchase 250,000 common shares at a price of $0.40 per share to April 12, 2012.  These options vested immediately.  The total fair value of $52,375 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.86% and an expected volatility of 180%.  The granting of these options resulted in a stock based compensation expense of $52,375 being recorded in fiscal 2010.

On September 21, 2010, the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $0.25 per share to September 21, 2012.  These options vested immediately.  The total fair value of $5,509 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.42% and an expected volatility of 105%.  The granting of these options resulted in a stock based compensation expense of $5,509 being recorded in fiscal 2010.

The following table summarizes information on stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted average grant date fair value

Balance, December 31, 2008	1,850,000	$ 0.34	2.33 years
Options granted	500,000	0.29	2.00 years	$ 0.19
Options cancelled and expired	(125,000)	0.95	-

Balance, December 31, 2009	2,225,000	0.29	1.67 years
Options granted	350,000	0.36	2.00 years	$ 0.24
Options cancelled and expired	(50,000)	0.40	-

Balance, December 31, 2010	2,525,000	$ 0.30	0.76 years

Exercisable at December 31, 2010	2,525,000	$ 0.30	0.76 years

NOTE 7.

SHARE CAPITAL (continued)

Stock Options (continued)

The following incentive stock options were outstanding at December 30, 2010:

Number of options outstanding	Exercise Price	Expiry Date
250,000	$0.17	July 3, 2011
1,150,000	0.35	August 1, 2011
200,000	0.40	October 19, 2011
575,000	0.17	October 31, 2011
50,000	0.25	April 6, 2012
250,000	0.40	April 12, 2012
50,000	0.25	September 21, 2012
2,525,000

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2008	250,000	$ 1.23	0.79 years
Warrants cancelled and expired	(250,000)	1.23	-

Balance, December 31, 2009 and 2010	-	$ -	-

NOTE 8.

INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2010	2009	2008

Loss before taxes for the year	$ (502,315)	$ (4,660,805)	$ (1,412,762)
Expected income tax recovery at blended rate	30%	34%	31%
	(149,390)	(1,582,176)	(437,956)
Non-deductible items	19,463	25,877	140,109
Other	116,757	261,129	280,234
Change in valuation allowance	13,170	1,295,170	(246,135)

Future income tax recovery	$ -	$ -	$ (263,748)

The significant components of the Company’s tax effected future income tax assets are as follows:

	2010	2009

Non-capital losses	$ 2,104,551	$970,682
Equipment	1,171	1,503
Resource properties	2,619	1,074,772
Share issuance costs	46,864	95,078

	2,155,205	2,142,035
Valuation allowance	(2,155,205)	(2,142,035)

Net future tax assets	$ -	$ -

The Company has non-capital losses of approximately $3,146,000 (2009: $2,670,000) which may be available to offset future income for Canadian income tax purposes which expire over the next twenty years.  In addition, there are resource-related expenditures of approximately $1,004,000 (2009: $1,121,000) which may be used to offset future taxable Canadian resource income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.  The Company also has foreign tax losses totalling approximately US$3,766,000 (2009: US$825,000) which may be available to reduce future year’s taxable income and which will expire, if not utilized, commencing in 2027. In addition, there are foreign resource-related expenditures of approximately US$1,616,000 (2009: US$3,745,000) available to reduce taxable income in future years.

Due to the uncertainty of realization of these loss carryforwards and resource pools, the benefits have not been reflected in the financial statements as the Company has provided a full valuation allowance for the potential future tax assets resulting from these loss carryforwards and resource pools.

NOTE 9.

SUPPLEMENTARY CASH FLOW DISCLOSURE

	2010	2009
Cash paid for: Interest	$-	$ -
Income taxes	$-	$ -

During the year ended December 31, 2010, the Company received 600,000 common shares of Kokanee with a fair value of $90,000 for an option payment on the Diamond Peak property (Notes 3 and 5).

During the year ended December 31, 2009, the Company issued 50,000 common shares with a fair value of $6,250 for the acquisition requirements of the Crowsnest property (Note 5).

During the year ended December 31, 2010, the Company incurred mineral property expenditures of $5,436 (2009 - $28,400) included in accounts payable and accrued liabilities.

NOTE 10.

SEGMENTED INFORMATION

The Company's operates in one business segment and two geographical segments.  Income, loss and assets are located in the following geographic locations:

	Canada	United States	Consolidated
December 31, 2010
Interest income	$23,856	$-	$23,856
Amortization	$-	$964	$964
Stock-based compensation	$65,114	$-	$65,114
Net loss	$(440,332)	$(61,983)	$(502,315)
Additions (reductions) to long-lived assets	$(77,056)	$559,454	$482,398
Identifiable assets	$2,942,545	$2,001,572	$4,944,117
December 31, 2009
Interest income	$95,470	$-	$95,470
Amortization	$-	$1,930	$1,930
Stock-based compensation	$86,256	$-	$86,256
Net loss	$(982,129)	$(3,678,676)	$(4,660,805)
Additions to long-lived assets	$255,110	$417,433	$672,543
Identifiable assets	$3,883,462	$1,441,541	$5,325,003
December 31, 2008
Interest income	$273,890	$-	$273,890
Amortization	$-	$-	$-
Stock-based compensation	$451,965	$-	$451,965
Net loss	$(1,084,476)	$(64,538)	$(1,149,014)
Additions to long-lived assets	$843,885	$2,217,016	$3,060,901
Identifiable assets	$5,331,055	$4,651,059	$9,982,114

NOTE 11.

CAPITAL MANAGEMENT

The capital of the Company is derived primarily form share capital.  Operating  working capital represents the capital (current assets less current liabilities) under management. The Company’s objectives when managing capital are to: (i) preserve capital and minimize shareholder dilution, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments  for changes in economic conditions and the risk characteristics of  its operations. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments it holds.

The Company’s policy is to invest excess cash in highly liquid, fully guaranteed, bank-sponsored instruments.

The Company is not subject to externally imposed capital restrictions.  There were no changes to the capital management approach in the year.

NOTE 12.

RISK MANAGEMENT

Management of Industry Risk

The Company is engaged in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

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

NOTE 13.

SUBSEQUENT EVENTS

On March 4, 2011 the Company entered into an option agreement (“Agreement”) to acquire up to a 75% interest in the Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada from Claremont Nevada Mines LLC., (“Claremont”) of Nevada.  The terms of the Agreement with Claremont allow the Company to earn an initial 60% interest in the property over six years by spending US$6,500,000 on exploration of the property.  The Company can increase its interest in the property to 75% by spending a further $3,500,000 on exploration over a subsequent two year period.  The Majuba Hill property will be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1,500,000.

On April 4, 2011 the Company completed a non-brokered private placement of 2,016,755 units at a price of $0.28 per unit for gross proceeds of $564,691.  Each unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase an additional common share at an exercise price of $0.38 per share until April 4, 2013.  Cash finder’s fees of $35,412 were paid with respect to a portion of this placement.

NOTE 14.

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

Statement of stockholders’ equity:

US accounting standards require a separate Statement of Stockholders’ Equity disclosing historical transactions from inception.  The information required in this statement is otherwise presented in the current and prior years’ notes to the consolidated financial statements.

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

e)

Summary of financial statement information

The effect of the accounting differences for mineral property costs and stock-based compensation are as follows:

Consolidated Balance Sheets	Year ended December 31,			Cumulative from April 25, 1994 (inception)
	2010	2009	2008	to December 31, 2010
Total assets, Canadian GAAP	$ 4,944,117	$5,325,003	$9,982,114
Mineral property exploration costs	(1,833,452)	(1,498,927)	(4,039,232)
Total assets, US GAAP	$ ,110,665	$3,826,076	$5,942,882

Deficit, Canadian GAAP	$ (9,919,986)	$(9,417,671)	$(4,756,866)	$(9,919,986)
Mineral property exploration costs	(1,833,452)	(1,498,927)	(4,039,232)	(1,833,452)
Stock-based compensation	(6,611)	(6,611)	(6,611)	(6,611)
Deficit, US GAAP	$11,760,049)	$(10,923,209)	$(8,802,709)	$(11,760,049)

NOTE 14.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated Statements of Operations
Net loss, Canadian GAAP	$ (502,315)	$(4,660,805)	$(1,149,014)	$ (9,919,986)
Mineral property exploration costs	(334,525)	(311,848)	(2,340,177)	(4,763,275)
Stock-based compensation	-	-	-	(6,611)
Net loss, US GAAP	$ (836,840)	$(4,972,653)	$(3,489,191)	$(14,689,872)

Basic net loss per share, US GAAP	$ (0.04)	$(0.23)	$(0.16)

Consolidated Statements of Cash Flows
Cash used in operating activities, Canadian GAAP	$(498,284)	$(620,508)	$(369,717)	$(3,596,282)
Mineral property exploration costs	(334,525)	(402,603)	(2,340,177)	(5,947,397)
Cash used in operating activities, US GAAP	$(832,809)	$(1,023,111)	$(2,709,894)	$(9,543,679)

Cash used in investing activities, Canadian GAAP	$(533,469)	$(637,892)	$(2,914,050)	$(6,832,050)
Mineral property exploration costs	334,525	402,603	2,340,177	5,840,514
Cash used in investing activities, US GAAP	$(198,944)	$(235,290)	$(573,873)	$ (991,536)

Net cash provided by financing activities, Canadian GAAP and US GAAP	$ -	$ -	$ -	$4,931,208

Recent accounting pronouncements adopted:

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for the Company beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this new guidance had no impact on the Company’s financial statements.

Recent Accounting Guidance Not Yet Adopted

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.