Form 20-F/A
period 2010-12-31
MAX RESOURCE CORP.
filed 2011-09-14
CIK 1116548

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☒  Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

EXPLANATORY NOTE

MAX Resource Corp. (“we” or “our”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2011, in response to comments received from the SEC. We are filing this Amendment to revise Item 15. Controls and Procedures and Exhibits 12.1, 12.2 and 13.1. Except for the matters described above, this Amendment does not modify or update our disclosures in the Original Filing.

Item 15.

Controls and Procedures.

(a) Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2010, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Based on this evaluation, our management concluded that, as of the fiscal year ended December 31, 2010, management’s controls over financial reporting were effective.

(c)  Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company to provide only management’s report in this Annual Report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting.

(d) Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 19.

Exhibits.

EXHIBIT NUMBER	DESCRIPTION
12.1	Section 302 Certification of CEO
12.2	Section 302 Certification of CFO
13.1	Section 906 Certification of CEO and CFO

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

/s/Stuart Rogers

Dated: September 14, 2011

By:  Stuart Rogers, Chief Executive Officer

/s/Christopher Cherry

Dated: September 14, 2011

By:  Christopher Cherry , Chief Financial Officer