Form 20-F
period 2011-12-31
MAX RESOURCE CORP.
filed 2012-05-24
CIK 1116548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2011
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

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  24,505,985 common shares as at December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Yes ☐ No ☐

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

U.S. GAAP  ☐                      International Reporting Standards as issued                ☒          Other  ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐                      Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

MAX Resource Corp.
Form 20-F Annual Report
Table of Contents

CONTENTS
Table of Contents		3
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS		5
PART I		7
ITEM 1.	Identity of Directors, Senior Management and Advisers	7
ITEM 2.	Offer Statistics and Expected Timetable	7
ITEM 3.	Key Information	7
3.A	Selected Financial Data	8
3.B	Capitalization and Indebtedness	11
3.C	Reasons for the Offer and Use of Proceeds	11
3.D	Risk Factors	12
Item 4.	Information on the Company	16
4.A	History and Development of the Company	16
4.B	Business Overview	21
4.C	Organizational Structure	22
4.D	Property, Plants and Equipment	22
Item 4.A	Unresolved Staff Comments	49
Item 5.	Operating and Financial Review and Prospects	49
5.A	Operating Results	51
5.B	Liquidity and Capital Resources	52
5.C	Research and Development, Patents and Licenses, etc.	53
5.D	Trend Information	53
5.E	Off-balance Sheet Arrangements	53
5.F	Tabular Disclosure of Contractual Obligations	54
Item 6.	Directors, Senior Management and Employees	54
6.A	Directors and Senior Management	54
6.B.	Compensation	56
6.C	Board Practices	57
6.D	Employees	58
6.E	Share Ownership	58
Item 7.	Major Shareholders and Related Party Transactions	59
7.A	Major Shareholders	59
7.B	Related Party Transactions	60
7.C	Interests of Experts and Counsel	61
Item 8.	Financial Information	61
8.A	Consolidated Statements and other Financial Information	61
8.B	Significant Changes	62
Item 9.	The Offer and Listing	62

9.A	Offer and Listing Details	62
9.B	Plan of Distribution	63
9.C	Markets	63
9.D	Selling Shareholders	63
9.E	Dilution	63
9.F	Expenses of the Issue	63
Item 10.	Additional Information	63
10.A	Share Capital	63
10.B	Memorandum and Articles of Association	63
10.C	Material Contracts	64
10.D	Exchange Controls	64
10.E	Taxation	65
10.F	Dividends and Paying Agents	73
10.G	Statement by Experts	73
10.H	Documents on Display	73
10.I	Subsidiary Information	73
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	73
Item 12.	Description of Securities Other than Equity Securities	73
PART II		74
Item 13.	Defaults, Dividend Arrearages and Delinquencies	74
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	74
Item 15.	Controls and Procedures	74
Item 16.	Reserved	75
16A.	Audit Committee Financial Expert	75
16.B	Code of Ethics	75
16.C	Principal Accountant Fees and Services	75
16.D	Exemptions from the Listing Standards for Audit Committees	76
16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	76
16.F	Change in Registrant’s Certifying Accountant	76
16.G	Corporate Governance	76
PART III	FINANCIAL STATEMENTS	78
Item 17.	Financial Statements	78
Item 18.	Financial Statements	78
Item 19.	Exhibits	78

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	risks related to our status as a passive foreign investment company for U.S. tax purposes;
●	risks related to our history of operating losses;
●	risks related to our lack of production history;
●	risks related to our limited financial resources;
●	risks related to our need for additional financing;
●	risks related to competition in the mining industry;
●	risks related to increased costs;
●	risks related to possible shortages in equipment;
●	risks related to mineral exploration activities;
●	risks related to our lack of insurance for certain activities;
●	risks related to all our properties being in the exploration stage;
●	risks related to uncertainty that our properties will ultimately be developed;
●	risks related to our management’s limited experience in mineral exploration;
●	risks related to fluctuations in precious and base metal prices;
●	risks related to the possible loss of key management personnel;
●	risks related to possible conflicts of interest;
●	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
●	risks related to governmental and environmental regulations;
●	risks related to our ability to obtain necessary permits;
●	risks related our status as a foreign corporation;
●	risks related to current economic conditions; and
●	other risks related to our securities.

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

Canadian Dollars per U.S. dollar
	2011	2010	2009	2008	2007
Average for the period	0.9927	1.0346	1.1486	1.0716	1.0782
Low for the period	1.0658	1.0848	1.3066	1.3008	1.1878

Canadian Dollars per U.S. Dollar for the Month of
	April 2012	March 2012	February 2012	January 2012	December 2011	November 2011
High for the period	0.9838	0.9870	0.9910	1.0022	1.0134	1.0167
Low for the period	1.0050	1.0035	1.0040	1.0296	1.0423	1.0522

The noon exchange rate on May 18, 2012 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn $0.9794.

PART I

Item 1.                                Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                                Offer Statistics and Expected Timetable

Not Applicable.

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

3.A           Selected Financial Data

The selected financial data of the Company and the information in the following table for the years ended December 31, 2011 and December 31, 2010, and as at January 1, 2010 was derived from the audited consolidated financial statements of the Company audited by DMCL CA, LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this annual report.

The information in the following tables should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements under the heading "Item 18. Financial Statements" and related notes thereto.  Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

The following table of selected financial data has been derived from audited financial statements prepared in accordance with International Financial Reporting Standards  (“IFRS”).

International Financial Reporting Standards (Cdn$ in 000, except per share data)

	2011	2010
Revenue	Nil	Nil
Net income (Loss) for the year	$(1,197)	$(418)
Earnings (Loss) per share	$(0.05)	$(0.02)
Dividends per Shares	Nil	Nil

Working capital	$1,101	$2,258
Mineral Properties	$3,721	$2,592
Long Term Debt	Nil	Nil
Total assets	$5,019	$4,944
Shareholders’ equity	$4,892	$4,914

Consolidated Statements of Cash Flows

	2011	2010
Operating activities
Cash used per IFRS	$495	$498
Investing activities
Cash used per IFRS	$1,125	$533
Financing Activities
Cash provided per IFRS	$665	Nil

The date set forth in the table below for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 is data derived from consolidated financial statements of the Company audited by DMCL CA, LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this annual report.

The selected consolidated financial information set forth in the first table below for each of the three years ended December 31, 2009, 2008 and 2007, which is expressed in Canadian dollars (the Company prepares its financial statements in Canadian dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2009, 2008 and 2007. These consolidated financial statements were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP.

Selected Financial Data

	(In $000 except per share data)
Canadian GAAP	2009	2008	2007

Revenue	Nil	Nil	Nil
Net income (Loss) for the year	$(4,660)	$(1,149)	$(1,094)
Earnings (Loss) per share	$(0.22)	$(0.05)	$(0.06)
Dividends per Shares	Nil	Nil	Nil

Working capital	$3,093	$4,345	$7,852
Mineral Properties	$2,142	$5,463	$2,886
Long Term Debt	Nil	Nil	Nil
Total assets	$5,325	$9,983	$10,801
Shareholders’ equity	$5,268	$9,836	$10,767

Consolidated Statements of Cash Flows
	2009	2008	2007
Operating activities
Cash used per Canadian GAAP	$621	$370	$600
Investing activities
Cash used per Canadian GAAP	$638	$2,914	$1,449
Financing Activities
Cash provided per Canadian GAAP	Nil	Nil	$8,830

	(In $000 except per share data)
United States GAAP	2009	2008	2007

Revenue	Nil	Nil	Nil
Net income (Loss) for the year	$(4,973)	$(3,490)	$(2,186)
Earnings (Loss) per share	$(0.23)	$(0.16)	$(0.13)
Dividends per Shares	0	0	0

Working capital	$3,093	$4,345	$7,852
Mineral Properties	$644	$1,424	$1,187
Long Term Debt	0	0	0
Total assets	$3,826	$5,943	$9,103
Shareholders’ equity	$3,762	$5,790	$9,061

Consolidated Statements of Cash Flows
	2009	2008	2007
Operating activities
Cash used per US GAAP	$1,023	$2,710	$1,692
Investing activities
Cash used per US GAAP	$235	$574	$357
Financing Activities
Cash provided per US GAAP	Nil	Nil	$8,830

See the heading “Currency and Exchange Rates” above for disclosure of exchange rates between Canadian dollars and United States dollars.  Unless indicated otherwise, all references to dollars in this annual report are to Canadian dollars.

Accounting Standards

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011. Accordingly, the Company changed from Canadian

GAAP reporting and commenced reporting under IFRS effective January 1, 2010 with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP affects the Company’s reported financial position and results of operations and comprehensive income (loss) and affects the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures.

Accounting Standards Issued– not yet in effect

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.  This amendment is effective for annual periods beginning on or after July 1, 2011

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 10 “Consolidated Financial Statements”

This new standard will replace IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”.  Concurrent with IFRS 10, the IASB issued IFRS 11 “Joint Ventures”; IFRS 12 “Disclosures of Involvement with Other Entities”; IAS 27 “Separate Financial Statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements; and IAS 28 “Investments in Associates and Joint Ventures”, which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12, and requires continuous assessment of control over an investee. The above consolidation standards are effective for annual periods beginning on or after January 1, 2013.

New interpretation IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”

This new IFRIC clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods.  IFRIC 20 is effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

TRANSITION TO IFRS

The Company’s first audited consolidated financial statements prepared in accordance with IFRS were prepared for the year ended December 31, 2011 with comparative information for the year ended December 31, 2010 and at January 1, 2010 (the Company’s “Transition Date”).

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in the Note 16 to the audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended December 31, 2011 have been applied in preparing those statements and in the comparative information presented in those financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at the Transition Date.

FIRST TIME ADOPTION OF IFRS

The Company adopted IFRS effective on the Transition Date. Under IFRS 1 - First Time Adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the Transition Date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

The Company has elected to apply the following optional exemptions:

Share-based payment transactions

IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the Transition Date. The Company has elected this exemption and will apply IFRS 2 to only unvested share options as at the Transition Date.

Business Combinations

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the Transition Date avoiding the requirement to restate prior business combinations. The Company has elected to apply IFRS 3 only to business combinations that occur on or after January 1, 2010.

Effects of Changes in Foreign Exchange Rates

IAS 21 “The Effects of Changes in Foreign Exchange Rates” has not been applied to cumulative translation differences that existed at the date of transition to IFRS.  The Company has eliminated the cumulative translation difference and adjusted retained earnings by the same amount at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

3.B.                       Capitalization and Indebtedness

Not Applicable.

3.C.                       Reasons for the Offer and Use of Proceeds

Not Applicable.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,112,646 for the fiscal year ended December 31, 2011 and losses of $502,315 and $4,660,805 and for the fiscal years ended December 31, 2010 and 2009, respectively.  As of December 31, 2011, we had a cumulative deficit of $11,032,632  (December 31, 2010: $9,919,986).  There can be no assurance that either the Company or our subsidiary will achieve profitability in the future or at all.

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

As at December 31, 2011, we had cash and cash equivalents on hand of $1,131,358.  We have sufficient working capital to fund our exploration activities on our mineral properties through fiscal 2012.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  While we believe we have sufficient working capital to fund our activities through our 2012 fiscal year, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral properties we acquire.

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

Our plan of operation for our properties is subject to unexpected delays.

Our exploration activities will be subject to the risk of unanticipated delays including permitting its contemplated projects. Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents. In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

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

Recent market events and conditions

Throughout 2009, 2010 and 2011, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many smaller companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

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

A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to,

●	consumer spending,
●	employment rates,
●	business conditions,
●	inflation,
●	fuel and energy costs,
●	consumer debt levels,
●	lack of available credit,
●	the state of the financial markets,
●	interest rates,
●	and tax rates may adversely affect our growth and profitability.

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

Our Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that we believe we were a passive foreign investment company (“PFIC”) for the year ended December 31, 2011, and may continue to be a PFIC in future years.  If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to our shares.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to its shareholders.  However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF rules, in event that we are a PFIC and a U.S. taxpayers wishes to make a QEF election.  Thus, U.S. taxpayers may not be able to make a QEF election with respect to their common shares.  Each U.S. taxpayer should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF election.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.  This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain U.S. Federal Income Tax Considerations.”  Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

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

Mineral Properties Now Held

Table Top Gold Project (Nevada)

On September 1, 2009 we entered into an Option Agreement with Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration, granting us an option (the “Table Top Option”) to acquire a 100% interest in the Table Top gold project claims (“Table Top Project”) in Humboldt County, Nevada for the sum of US$300,000 (the “Table Top Purchase Price”) and a 3% NSR Royalty, 1% of which can be repurchased for US$1 million.  The Table Top Project consists of 58 claims and is located 10 miles west of the town of Winnemucca, Nevada.  Under the terms of the agreement we are required to make the following rental payments (the “Table Top Rental Payments”) in order to maintain the Table Top Option in good standing:

Date	Payment Amount (USD)
Upon execution of the Agreement (September 1, 2009)	$5,000 (paid)
On the First anniversary of the Agreement (September 1, 2010)	$25,000 (deferred)
On the Second anniversary of the Agreement (September 1, 2011)	$35,000 (deferred)
Each anniversary thereafter	$50,000

During 2011 we spent a total of $150,820 on exploration on the Table Top Project, including drilling.  See “Special Notes regarding Forward Looking Statements”.  See Item 4.D, “Property, Plant and Equipment – Table Top Project”.

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

Date	Payment Amount
Upon execution of the option agreement	$28,000 (US) (Paid)
First anniversary of effective date (December 4, 2008)	$20,000 (US) (Paid)
Second anniversary of effective date (December 4, 2009)	$25,000 (US) (Paid)
Third anniversary of effective date (December 4, 2010)	$40,000 (US) (Paid)
Fourth anniversary of effective date (December 4, 2011)	$50,000 (US) (deferred, subject to receipt of drill permit)
Fifth anniversary of effective date (December 4, 2012)	$100,000 (US) (subject to receipt of drill permit)

The payments due on the fourth and fifth anniversary are both subject to securing a drill permit.

In addition we are required to make exploration expenditures totalling US$700,000 on the EMW claims in the second to fifth years (subject to receipt of the necessary drill permits),as follows:

●           on or before December 4, 2009,            US$50,000;
●           on or before December 4, 2010,            a further US$150,000
●           on or before December 4, 2011,            a further US$200,000

●           on or before December 4, 2012,            a further US$300,000

The EMW Property is subject to a 3% NSR royalty.  The option may be exercised by making all of the above option payments and exploration expenditures.  Upon full exercise of the option, we will own 100% of the project.

We made the following expenditures on this property during the fiscal years ending December 31, 2011, 2010 and 2009:

	2011	2010	2009
Drilling and assays	$-	$5,202	$12,763
Geological consulting	6,045	29,923	35,133
Field expenses	282	3,632	5,552
	$6,327	$38,748	$53,448

See Item 4.D, “Property, Plant and Equipment – East Manhattan Wash Gold Project”.

Howell/Crowsnest Gold Project (British Columbia)

Due to a change in policy by the Government of British Columbia resulting in a moratorium on exploration in the area, we ceased exploration on this property in 2010 and received compensation from the Province of British Columbia in March 2012 for our out-of-pocket expenditures totalling $655,306 in return for our relinquishing our interest in the property.

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

The terms of our option agreement (as amended) with Eastfield were as follows:

Property	Date	Cash Payment Amount	Issuance of Shares

Combined Howell Property & Crowsnest Property	On signing amending agreement (July 24, 2009)	$10,000 (paid)
	On signing amending agreement (July 24, 2009)		50,000 common shares (Issued)
	On or before 1st anniversary date (June 30, 2010)	$20,000	OR 50,000 common shares
	On or before June 30, 2011	$30,000
Howell Property	On or before August 31, 2010	$120,000*
Howell Property	On or before June 30, 2012	$40,000	200,000 Common shares
Crowsnest Property	On or before June 30, 2012	$40,000	200,000 Common shares
Howell Property	On or before June 30, 2013	$50,000	200,000 Common shares
Crowsnest Property	On or before June 30, 2013	$50,000	200,000 Common shares

*our portion of the $200,000 payment due to GI and TCML by August 31, 2010 pursuant to Eastfield’s underlying agreement with them.

In addition we are required under the agreement to make exploration expenditures as follows:

In the first and second years, $400,000 on the combined Howell and Crowsnest properties as follows:
●	on or before June 30, 2010, $150,000;

●	on or before June 30, 2011, a further $250,000;

In the third and fourth years, $701,000 on the Howell Property as follows:
●	on or before June 30, 2012, $1.00
●	on or before June 30, 2013, a further $700,000

In the third and fourth years, $1,050,000 on the Crowsnest Property as follows:
●	on or before June 30, 2012 $350,000
●	on or before June 30, 2013, a further $700,000.

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

In February 2010 the Government of British Columbia announced that it intends to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  The Company was immediately contacted by the Ministry of Energy, Mines and Petroleum Resources and discussions were initiated with respect to compensation, which was subsequently received by the Company in March of 2012.  See Item 4.D, “Property, Plant and Equipment – Howell/Crowsnest Gold Project”.

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

The following rental payments (the “Rental Payments”) are required in order to maintain the Ravin Option:

Date	Payment Amount
Upon execution of the option agreement	$5,000 USD (paid)
First anniversary of effective date (September 10, 2008)	$25,000 USD (paid)
Second anniversary of effective date (September 10, 2009)	$35,000 USD (paid)
Each anniversary thereafter (subject to increase to $US50,000 on certain triggering events)	$10,000 USD (paid)

The Ravin Option may be exercised at any time by payment of the Ravin Purchase Price and grant of a 3% NSR, 1% of which can be repurchased for US$1 million (the “Ravin Royalty”).

During the year ended December 31, 2009 we spent a total of $17,930 on exploration of the Ravin property comprised of drilling and assay costs ($3,939), geological consulting fees ($12,930), and field expenses ($1,071).  During the year ended December 31, 2010 we spent $639 on geological consulting for the Ravin property, with no expenditures incurred during the year ended December 31, 2011.  See Item 4.D, “Property, Plant and Equipment – Ravin Molybdenum/Tungsten Property”.

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

Under the terms of the Diamond Peak Option Agreement, we issued 100,000 shares of the Company to the Wendt Family Trust and must make the following rental payments (the “Diamond Peak Rental Payments”) in order to maintain the Diamond Peak Option:

Date	Payment Amount (U.S funds)
Upon execution of the option agreement (May 9, 2006)	$25,000 (paid)
First anniversary of effective date (May 9, 2007)	$35,000 (paid)
Second anniversary of effective date (May 9, 2008)	$45,000 (paid)
Third anniversary of effective date (May 9, 2009)	$50,000 (paid )
On June 30, 2010 upon execution of the amending agreement	$25,000 (paid)
On May 9, 2011 (as amended)	$35,000 (deferred)
On May 9, 2012 (as amended)	$45,000
Each anniversary thereafter for 4 years (as amended)	$50,000

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

In June 2010 Kokanee advised us that they would not be making the US$50,000 payment then due and would be abandoning their option.  We have reviewed all work conducted by Kokanee and conducted soil sampling and constructed roads and drill pads at Diamond Peak in preparation for drilling.    During the year ended December 31, 2011, we incurred $1,794 of drilling and assaying fees and $577 of field expenses on the Diamond Peak project.  During 2010, we spent $21,248 on geological consulting, $9,220 on assays and $27,624 on field expenses at Diamond Peak.    See Item 4.D, “Property, Plant and Equipment – Diamond Peak Property.”

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

In 2007 we conducted a 14 hole drill program to follow up on historic Occidental Minerals drilling and we were successful in confirming historic uranium grades.  In March 2008 we received a Technical Report prepared by Michael G. Bersch, Phd. PG, which recommends further exploration at C de Baca that will include diamond drilling, project and regional scale geologic mapping.  During the year ended December 31, 2008 we spent $16,360 for geological consulting and $2,001 permitting on the C de Baca project. No money was spent on the project during the years ended December 31, 2011, 2010 and 2009.  See Item 4.D, “Property, Plant and Equipment – C de Baca Project”.

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

Performance Date	Annual Amount	Cumulative Amount
By the first anniversary date	$500,000	$ 500,000	(completed)
By the second anniversary date	$750,000	$1,250,000
By the third anniversary date	$1,000,000	$2,250,000
By the fourth anniversary date	$1,250,000	$3,500,000
By the fifth anniversary date	$1,500,000	$5,000,000
By the sixth anniversary date	$1,500,000	$6,500,000

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

4.B           Business Overview

During the fiscal year ended December 31, 2011, we

(i)	completed a 497 meter core drilling program at the Table Top Project;
(ii)	entered into an agreement whereby we can earn up to a 75% interest in the Majuba Hill Property by spending US$10 Million over an eight year period;
(iii)	completed a private placement of 2,016,755 units at $0.28 for gross proceeds of $564,691;
(iv)	conducting extensive soil sampling at Majuba Hill, taking a total of 834 individual samples; and
(v)	completed two core drill programs at Majuba Hill totaling 1,828 meters.

See “Principal Expenditures and Divestitures”.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Stuart Rogers devotes approximately 80% of his business time to our affairs.  Effective October 1, 2008, the Company entered into a Consulting Agreement between West Oak Consulting Group, Inc. (“West Oak) and us.  Mr. Rogers is the sole shareholder and key employee of West Oak.  Pursuant to the Agreement, West Oak, through its key employee who acts as our President and CEO, performs management services on our behalf, will receive $10,000 per month for a period of 24 months.  The Agreement calls for an automatic renewal for a second 24 month period in the absence of either West Oak or us providing written notice of termination of the agreement.

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

Looking forward to 2012, we anticipate that we will be able to fund our ongoing general operations through the next year from funds on hand.  However, due to the volatility in capital markets and continued depressed commodity prices for molybdenum and uranium, we took steps to reduce our general and administrative costs, primarily through reductions in advertising and promotional expenses.  The resulting cost savings were evident during fiscal 2010 and 2009 and will continue in subsequent periods.  We also plan to be selective in incurring exploration expenditures during the balance of fiscal 2012.  Due to the recent increase in the price of precious metals, we will continue to focus our exploration efforts on those properties we consider highly prospective for gold or silver.  Our initial focus will be Majuba Hill in Nevada, where we commenced a core drilling program in May, 2012.

While conditions in the resource sector have improved somewhat since 2009, recent events in Europe have resulted in access to capital once again being limited for early stage exploration companies and we will continue to review our project portfolio and may elect to reduce or eliminate exploration expenditures or abandon certain of our properties should we not deem it fiscally prudent to satisfy these obligations when they come due.

As of May 22, 2012, we have funds on hand of approximately $1.3 Million which is expected to provide sufficient working capital to fund our exploration activities on our remaining properties through fiscal 2011, as outlined in Item 4D below. See “Special Note Regarding Forward Looking Statements”.

4.C           Organizational Structure

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

Mineral Properties

Table Top Gold Project (Nevada)

Nature of Interest and Terms of Acquisition

This property consists of 58 claims covering approximately 1,160 acres located in Humboldt County, Nevada 10 miles west of the town of Winnemucca (the “Table Top Project”).

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

Date	Payment Amount (USD)
Upon execution of the Agreement (September 1, 2009)	$5,000 (paid)
On the First anniversary of the Agreement (September 1, 2010)	$25,000 (deferred)
On the Second anniversary of the Agreement (September 1, 2011)	$35,000 (deferred)
Each anniversary thereafter	$50,000

The option may be exercised at any time by payment of the Table Top Purchase Price, whereupon we will own 100% of the Property, subject to a 3% NSR royalty, 1% of which can be repurchased for US$1 million (the “Table Top Royalty”).  We are required to make minimum annual advance royalty payments of US$50,000 after exercise of the Table Top Option until commencement of sustained commercial production, with such payments being credited against the Table Top Royalty.  Rental Payments are not credited against the Table Top Royalty or the Table Top Purchase Price, but cease to be payable after the Table Top Option is exercised.

Description, Location and Access:

Table Top consists of 58 claims covering 1,160 acres all of which are located in Humboldt County, Nevada 10 miles northwest of the town of Winnemucca..  The property was originally comprised of the CJN 1-10 unpatented lode mining claims in section 10, T. 35 N., R. 36 E. Humboldt County, Nevada, under Nevada Mining Claim BLM Numbers  NMC 0998450-0998459 inclusive.  We subsequently staked 48 additional claims and now hold the following claims:

Name of Claims	BLM Serial Nos

CJN 1-10	NMC 0998450-0998459
CJN 19-26	NMC 1009744-1009751
CJN 28	NMC 1009753
CJN 30	NMC 1009755
CJN 32	NMC 1009757
CJN 34	NMC 1009759
CJN 36	NMC 1009761
MXR 1-6	NMC 1017713-1017718
MXR 19-24	NMC 1017731-1017736
MXR 116-138	NMC 1017828-1017850

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

We drilled 5 holes to the northeast of the mineralized structure intersected during drilling in 2010 to test its extension and confirmed that the mineralized zone extends at least another 89.9 m northeast of previous drilling.  Drilling intersected the previously identified mineralized structures in four of five drill holes, with thicknesses comparable to what was earlier recognized.    The sixth hole was drilled 155.1 m southwest of last year’s drilling to follow-up on 1+ g/t Au surface samples.

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

The 2011 drill program confirms that previous interpretations are still valid regarding the occurrence of gold mineralization at The Table Top Project.  Gold mineralization continues both northeast and southwest of the previous drilling and remains roughly the same in grade and tenor.  One of the best intersects thus far was found in hole MT-18, with 1.3 m grading 2.33 g/t at 44.20 meters down hole.  It appears that grades, if not the thickness of mineralized zones, increase with depth.

MAX is currently reviewing the 2010 and 2011 exploration data along with data from prior operators with a view to better understanding the mineralized system at The Table Top Project prior to further drilling.  We believe that a viable target still exists along strike to the northeast and southwest and down dip where the vertically standing outcrops bend, creating a zone of structural preparation.

During the year ended December 31, 2011, the Company incurred consulting fees of $27,139, field expenses of $13,999 and drilling and assay costs of $109,682 at the Table Top Project.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due prior to August 31, 2011

East Manhattan Wash Gold Project (Nye County, Nevada)

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

Under the terms of the option agreement we are required to make payments to MSM LLC in order to maintain the option in good standing, as follows:

DATE	PAYMENT AMOUNT
Upon execution of the Option Agreement	$28,000 USD (paid)
First anniversary of effective date (December 4, 2008)	$20,000 USD (paid)
Second anniversary of effective date (December 4, 2009)	$25,000 USD (paid)
Third anniversary of effective date (December 4, 2010)	$40,000 USD (paid)
Fourth anniversary of effective date (December 4, 2011)	$50,000 USD (deferred, subject to receipt of drill permit)
Fifth anniversary of effective date (December 4, 2012)	$100,000 USD

The payments due on the fourth and fifth anniversary are subject to securing a drill permit.

In addition we are required to make exploration expenditures totalling US$700,000 on the EMW claims in the second to fifth years, subject to securing a drill permit, as follows:

DATE	EXPENDITURE REQUIRED
On or before December 4, 2009	$50,000 USD (fulfilled)
On or before December 4, 2010	Further $150,000 USD (deferred, subject to receipt of drill permit)
On or before December 4, 2011	Further $200,000 USD (deferred, subject to receipt of drill permit)
On or before December 4, 2012	Further $300,000 USD

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

The “Gold Pit” and The “Old Dill Hole” grids were sampled first by clearing a 1 meter by 1 meter area of surface debris, and then removing the organic (A) and root (B) soil horizon.  The sample was collected and consisted of a mixture of soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was sieved to ¼ inch minus and bagged.  The holes ranged from 12 inches to 48 inches in depth.  The “Gold Shaft” holes ranged from 4 inches to 12 inches in depth.  The sampling program was designed to delineate the geometry of the native gold mineralization in these areas.

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

During the year ended December 31, 2011, MAX spent $6,045 on geological consulting and $282 on field expenses at the EMW claims.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due prior to August 31, 2011

Howell /Crowsnest Gold Project (British Columbia):

Due to a change in policy by the Government of British Columbia resulting in a moratorium on exploration in the area, we ceased exploration on this property and were reimbursed our out-of-pocket exploration expenses totaling $655,306 by the Province of British Columbia in March 2012 and relinquished our interest in the property.

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

Under the terms of our option agreement (as amended), we were required to make the following payments and share issuances to Eastfield in order to keep the Howell/Crowsnest Option in good standing:

Property	Date	Cash Payment Amount	Issuance of Shares

Combined Howell Property & Crowsnest Property	On signing amending agreement (July 24, 2009)	$10,000 (paid)
	On signing amending agreement (July 24, 2009)		50,000 common shares (Issued)
	On or before 1st anniversary date (June 30, 2010)	$20,000	OR 50,000 common shares
	On or before June 30, 2011	$30,000
Howell Property	On or before August 31, 2010	$120,000
Howell Property	On or before June 30, 2012	$40,000	200,000 Common shares
Crowsnest Property	On or before June 30, 2012	$40,000	200,000 Common shares
Howell Property	On or before June 30, 2013	$50,000	200,000 Common shares
Crowsnest Property	On or before June 30, 2013	$50,000	200,000 Common shares

*our portion of the $200,000 payment due to GI and TCML by August 31, 2010 pursuant to Eastfield’s underlying agreement with them.

In addition we are required under the agreement to make exploration expenditures as follows:

In the first and second years, $400,000 on the combined Howell and Crowsnest properties  as follows:
●	on or before June 30, 2010, $150,000; (completed)
●	on or before June 30, 2011, a further $250,000;

In the third and fourth years, $701,000 on the Howell Property as follows:
●	on or before June 30, 2012, $1.00
●	on or before June 30, 2013, a further $700,000

In the third and fourth years, $1,050,000 on the Crowsnest Property as follows:
●	on or before June 30, 2012 $350,000
●	on or before June 30, 2013, a further $700,000.

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

Significant gold assays returned from the 2009 drill program were as follows:

Hole	Angle	From (m)	To (m)	Width (m)	Gold g/t
RC 09-2	-60	0	3.0	3.0	3.52
Including		0	1.5	1.5	6.67
RC 09-5	Vertical	0	3.0	3.0	3.55
Including		1.5	3.0	1.5	6.40

Hole	Angle	From (m)	To (m)	Width (m)	Gold g/t
RC 09-6	-60	0	6.5	6.5	6.34
Including		1.5	3.0	1.5	16.52
RC 09-7	Vertical	0	6.1	6.1	19.03
Including		0	1.5	1.5	50.26
Including		1.5	3.0	1.5	23.60
RC 09-9	Vertical	0	1.5	1.5	2.49
RC 09-14	Vertical	0	1.5	1.5	2.07
RC 09-16	Vertical	0	3.0	3.0	5.42
Including		0	1.5	1.5	6.65
RC 09-21	-60	16.8	18.3	1.5	3.42
RC 09-25	Vertical	0	3.0	3.0	2.51
Including		1.5	3.0	1.5	3.14

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

An additional 6 drill holes returned values ranging from 0.5 g/t to 1.86 g/t Au over minimum 1.5 meter intervals.  In addition, we had planned to conduct an extensive exploration program during 2010, to extend the area of high grade mineralization at the Crowsnest Property with new targets identified and a review of historic data, however, on February 9, 2010 the Government of the Province of British Columbia announced that it intended to halt all ongoing exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  Accordingly, we will not be able to conduct any further exploration or development work on the property nor will we be able to sell our interest in the property to third parties.  As a result, in March, 2012 we relinquished our interest in the Howell and Crowsnest properties in exchange for re-imbursement of our out-of-pocket expenses totally $655,306 by the Province of British Columbia.

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

The following rental payments (the “Ravin Rental Payments”) are required in order to maintain the Ravin Option:

Date	Payment Amount
Upon execution of the option agreement	$5,000 USD (paid)
First anniversary of effective date (September 10, 2008)	$25,000 USD (paid)
Second anniversary of effective date (September 10, 2009)	$35,000 USD (paid)
Each anniversary thereafter (subject to increase to $US50,000 on certain triggering events)	$10,000 USD (paid to September 2011)

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

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due prior to August 31, 2011

Diamond Peak Property (Nevada)

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

Under the terms of the Diamond Peak Option Agreement, we issued 100,000 shares of the Company to the Wendt Family Trust and must make the following rental payments (the “Diamond Peak Rental Payments”) in order to maintain the Diamond Peak Option:

Date	Payment Amount (U.S funds)
Upon execution of the option agreement (May 9, 2006)	$25,000 (paid)
First anniversary of effective date (May 9, 2007)	$35,000 (paid)
Second anniversary of effective date (May 9, 2008)	$45,000 (paid)
Third anniversary of effective date (May 9, 2009)	$50,000 (paid)
On June 30, 2010 upon execution of the amending agreement	$25,000 (paid)
On May 9, 2011 (as amended)	$35,000 (deferred)
On May 9, 2012 (as amended)	$45,000 (deferred
Each anniversary thereafter for 4 years (as amended)	$50,000

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

We entered into a mineral property option agreement on May 15, 2006, amended effective September 30, 2009, with Kokanee Placer (the “Kokanee Option”) whereby we granted to Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 common shares of “Kokanee Minerals Inc.” (“Kokanee”) (received subsequent to December 31, 2009), a public company (TSX V Symbol KOK) which exchanged its shares for Kokanee Placer in conjunction with its public listing (completed in January, 2010).

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

In June 2010 Kokanee advised us that they would not be making the US$50,000 payment then due and would be abandoning their option.  We subsequently obtained a quit claim deed from Kokanee with respect to the property and their interest in the property has been extinguished, subject to Kokanee's continuing obligation for the cost of reclamation resulting from their work on the property.  We have reviewed all work conducted by Kokanee and conducted soil sampling and constructed roads and drill pads at the Diamond Peak Property in preparation for drilling, subject to availability of sufficient working capital.

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

Drill permits have been received and roads and drill pads have been cleared at the Diamond Peak Property.  Drilling at Diamond Peak has been deferred until such time as we sufficient working capital to fund a comprehensive exploration program.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due on August 31, 2011.

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

The C de Baca Project was originally comprised of 108 unpatented lode mining claims, the DAT 1 to DAT 108 claims, represented by Bureau of Land Management New Mexico Mining Claim numbers NMMC 172161-172268 and NMMC 887156-887174 inclusive.  These claims were recorded on October 6, 2005.  The project size was expanded in 2008 through our staking of an additional 83 unpatented lode mining mineral claims along the northern and southern boundaries of our current claim block at C de Baca, bringing our total holdings to 191 claims.  The additional 83 claims, the DAT 109 to 191, were recorded on March 18, 2008 and are represented by Bureau of Land Management New Mexico Mining Claim numbers NMMC184704 to NMMC184786 inclusive. In 2010, the number of claims was reduced to include only the following 48 claims:

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

The following map shows the location of the C de Baca Project:

Maintaining the claims in good standing in New Mexico:

Under Bureau of Land Management rules for the State of New Mexico Office, all locators and holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 of each calendar year.   This amount was paid in August, 2011.

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

On June 19, 2007, we announced the results from a further six drill holes, CDB-2 to CDB-7, of which Hole CDB-6 returned 6.5 feet of 0.136% eU3O8 beginning at a depth of 155.5 feet (including 0.368% eU3O8 from 157.5-159.0 feet) and 5 feet of 0.167% eU3O8 from 170 -175 feet.  Results include the following:

Hole #	Total Depth	Interval	Mineralization

CDB-2	347 feet	270.0-282.0	0.0226 % eU308
CDB-3	347 feet	261.5-264.5	0.031 % eU308
		293.0-297.0	0.014 % eU308
CDB-4	181 feet	160.5-164.0	0.036% eU308
Including		162.0-162.5	0.07% eU308

Hole #	Total Depth	Interval	Mineralization

CDB-5	210 feet	180-182.0	0.019% eU308
		184.5-190.0	0.074% eU308
Including		186.5-189.0	0.173% eU308
CDB-6	200 feet	155.5-162.0	0.136% eU308
		170.0-175.0	0.167% eU308
Including		157.5-159.0	0.368% eU308
Including		173.0-173.5	0.76% eU308
CDB-7	235 feet	201.0-208.0	0.052% eU308
Including		205.0-207.0	0.094% eU308

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

Gamma, Spontaneous Potential (SP), and Resistivity values were logged by Jet West Geophysical Services LLC of Farmington, New Mexico.  The Gamma portion of the down-hole logging tool was calibrated by uranium-industry standard values located in mines at Grants, New Mexico.  In situ uranium grades, expressed as equivalent U3O8 (“eU3O8”) are calculated using the digital gamma ray values acquired by the down-hole logging tool and uranium industry standard techniques for gamma log interpretation.  Down-hole gamma log interpretation has historically been found to be an accurate representation of in situ grades for uranium mineralization in the Magdalena District.

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

Majuba Hill Project (Nevada)

Nature of Interest and Terms of Acquisition

On March 4, 2011 we entered into an option agreement to acquire up to a 75% interest in the Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada (the “Majuba Hill Option”) from Claremont Nevada Mines LLC., Nevada.  The Majuba Hill Property encompasses 2,568 acres consisting of patented and unpatented lode mining claims and private mineral rights.

The terms of the Majuba Hill Option Agreement with Claremont allow us to earn an initial 60% interest in the property over six years by spending US$6.5 Million on exploration of the property, as follows.

.

Performance Date	Annual Amount	Cumulative Amount
By the first anniversary date	$500,000	$ 500,000	(completed)
By the second anniversary date	$750,000	$1,250,000
By the third anniversary date	$1,000,000	$2,250,000
By the fourth anniversary date	$1,250,000	$3,500,000
By the fifth anniversary date	$1,500,000	$5,000,000
By the sixth anniversary date	$1,500,000	$6,500,000

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

Breccia textures are very diverse and typically include tourmaline as:
●	Breccia matrix
●	Cross-cutting veinlets
●	Disseminated tourmaline in the mineralized areas

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

Total production reported from historic underground mines in the project area (see Nevada Bureau of Mines and Geology Bulletin 86) included:
●	184,000 ounces of silver
●	5,800 ounces of gold
●	2.2 million lbs of copper
●	21,000 lbs of tin
●	885,800 lbs of lead

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

In September 2011 MAX received and mapped the results of an extensive soil sampling program at Majuba Hill during the summer of 2011.  A total of 834 soil samples were taken across a surface area in excess of 5,000 by 2,500 meters (m) with assay results obtained as high as 1.53% Cu and 209 g/t Ag.

On the northwest side of the Majuba Hill property, on unpatented land, assay results in soils ranged from 1.8 ppm Cu to 15,300 ppm (1.53%) Cu and from nil to 209 g/t Ag at the “DeSoto” zone.  Sampling undertaken on the newly identified “Ball Park” target area 1 km east of the Copper Stope target area (the site of MAX’s Phase I drill program completed in August 2011) returned values from 61.2 ppm to 132 ppm Cu and from 0.16 ppm to 2.5 g/t silver.  Both of these areas are identified on the soil geochemistry maps available on our web site at www.maxresource.com, with the target areas outlined in black.  MAX drilled both of these areas during a Phase II drill program that was completed in December 2011.

During the summer of 2011, MAX drilled eight core holes at the site of the past producing Majuba Hill mine on patented land.  Five of the eight holes were drilled to test results reported by Minterra Resource Corp. from a reverse-circulation drill program conducted in 2007.  This drilling confirms higher results for both copper and silver than previously reported by Minterra due to the improved sample recovery provided by core drilling.  In addition, significant gold (Au) values were encountered in all drill holes; no gold assays had previously been reported by Minterra, nor finding native gold in the holes as we have.

The complete assay results from the eight hole Phase I drill program at Majuba Hill are as follows:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Au (g/t)	Ag (g/t)

MM-07	290	-45	146.4 m	76.2	126.5	50.3 m	0.31%	0.31	50.8
includes				106.7	126.5	19.8 m	0.53%	0.56	100.1

MM-06	-	90	119.8 m	1.5	97.5	96.0 m	0.57%	0.10	39.2
includes			119.8 m	1.5	45.7	44.2 m	1.14%	0.15	71.0

MM-02	243	-70	122.8 m	68.6	114.3	45.7 m	0.56%	0.07	15.4
includes				105.2	114.3	9.1 m	0.54%	0.11	39.3

MM-03	263	-70	158.6 m	91.5	134.1	42.7 m	0.38%		37.5
includes				102.1	112.8	10.7 m	0.93%		90.2

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Au (g/t)	Ag (g/t)

MM-05	279	-45	89.3 m	0	89.3	89.3 m	0.28%		16.5
includes				1.5	15.2	13.7 m	0.47%		30.0

MM-13	298	-56	135 m	0	135.0	135 m	0.02%		3.0

MM-15	255	-45	257 m	0	257.0	257 m	0.05%		4.3
includes				137.2	161.6	24.4 m	0.09%		12.3

MM-16	042	-45	111.2 m	0	111.2	111.2 m	0.06%	-	3.08

In October 2011, MAX commenced a Phase II core drilling program at Majuba Hill.   Four holes were drilled to test new target areas identified during mapping, data compilation and soil sampling conducted over a surface area in excess of 5,500 by 2,500 m during 2011.   The first hole of the Phase II program, MM-17 was drilled 730 m southeast of Phase I drilling  (see the listing of drill results in the table above) and intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag, indicating that this target area may be the extension of the high grade supergene oxide mineralization identified during Phase I drilling.

Two drill holes, MM-18 and MM-19, were drilled 1.4 km to the northwest of Phase I drilling to follow up on a high grade copper/silver soil anomaly approximately 1.5 km long by 500 m wide identified near the past producing DeSoto silver mine that returned values as high as 1.53% Cu and 209 g/t Ag in soils.   Hole MM-18 was drilled to a depth of 146 m and intercepted 29.2 meters of 30.5 g/t Ag and 0.69% Cu starting at 21.9 m from surface.   Hole MM-19 was drilled at the same location as hole MM-18 at an angle of –45 to the southeast, whereas hole MM-18 was drilled at the same angle to the northwest, and intercepted 3.6 m of 14.3 g/t Ag and 0.45% Cu within ten feet of surface.

The final hole of the Phase II program, MM-20, intercepted 293 m of 5.49 g/t Ag, 0.10 g/t Au and 0.09% Cu in sulfide mineralization in a porphyry-style alteration zone below the high grade Ag/Cu/Au oxide zone identified during Phase I drilling.  Gold mineralization grading 0.145 g/t Au, along with 6.3 g/t Ag and 0.13% Cu, was intercepted over the final 116 m of Hole MM-20, which was still in mineralization when terminated at the planned target depth.  The increase in gold, copper and molybdenum mineralization at depth and the long intersections of mineralization add more evidence to support our belief that Majuba Hill is an extensive copper/silver/gold porphyry system that is highly prospective for the development of a bulk-tonnage open pit deposit.

Having discovered the primary zone of porphyry mineralization below Majuba Hill, MAX intends to concentrate its 2012 exploration activity on defining the high grade supergene (oxide) system located above this zone.  The initial hole of the Phase III program, MM-21, was commenced in May 2012 and is located approximately 250 m southeast of the middle portal of the past-producing Majuba Hill mine and will test a ridge of high-grade oxide mineralization that was identified during geologic exploration in 2011.  On completion of this hole, which was drilled to a depth of 335 meters, the drill rig was moved to the DeSoto discovery zone 1.4 kilometres to the northwest to initiate delineation drilling on that mineralized zone.  Drilling is continuing as of the date of this report.

Maps showing the results of soil sampling and drilling conducted during 2011 can be viewed on our web site at www.maxresource.com.

Analysis was performed by Inspectorate American Corp. Laboratories, an ISO certified facility in Reno, Nevada, using fire assay and multi-element (ICP-ES) techniques producing assays for a 49 element suite of minerals.  Standards, duplicates and blanks were used for quality control of the samples. After the core is logged for each drill hole, the location of each site is located using a GPS in UTM coordinates using NAD 27 datum.  The core is then split and put into a sample bag which is labelled for each interval and a sample card tag put in each sample bag and taken from the core facility to the Inspectorate Laboratories.

In April 2012, MAX entered into a mineral lease with New Nevada Resources LLC (NNR) for 560 acres of mineral rights (Section 33) immediately adjacent the the DeSoto zone at the Majuba Hill project.  Mineralization at this zone, centred around the past-producing DeSoto silver mine, remains open to the south and east, and appears to extend at least another one kilometre to the northwest on Section 33.  MAX intends to conduct soil sampling on Section 33 to test this theory during 2012, to be followed by drilling should results warrant.

The mineral lease with NNR is for a term of 20 years and calls for annual lease payments of $15 per acre in the first year, increasing incrementally to $30 per acre in year four and subsequent years. NNR has the right to retain a 15-per-cent working interest in Section 33 or can convert it to a net smelter return of 0.5 per cent on base metals and 1 per cent on precious metals, in addition to retaining an overriding NSR of 1.75 per cent on base metals and 3 per cent on precious metals.

During the year ended December 31, 2011 the Company incurred geologic consulting fees of $213,081, field expenses of $134,034 and drilling and assay costs of $420,512 at Majuba Hill.

Item 4.A                      Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2011 compared to the prior fiscal years ended December 31, 2010 and 2009.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2011 and the related notes included in Item 18 of this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with IFRS which differs from United States generally accepted accounting principles and this discussion of our financial condition and results of operations is based on the results prepared in accordance with IFRS.

Overview

Our business is exploration for minerals.  We do not have any properties that are in development or production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

●	Our ability to identify quality mineral exploration properties and acquire them on favorable terms;
●	The cost of our exploration activities;
●	our ability to finance our exploration activities and general operations;
●	our ability to identify and exploit commercial deposits of mineralization; and
●	the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties

These determinants are affected by a number of factors, most of which are largely out of our control, including the following:

●	The competitive demand for quality mineral exploration properties;
●	Political and regulatory climate in countries where properties of interest are located;
●	Regulatory and other costs associated with maintaining our operations as a public company;
●	the costs associated with exploration activities; and
●	the cost of acquiring and maintaining our mineral properties.

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

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

●	market prices for gold and other precious and base metals;
●	the market for our securities; and
●	the results from our exploration activities.

Continuing effects from the global financial crisis including poor conditions in the U.S. housing market and the credit quality of mortgage backed securities, coupled with slow growth and high levels of unemployment, continued during 2010, causing a loss of confidence in the broader U.S. and global credit and financial markets.  In addition, during 2011 new economic stresses emerged including extraordinarily high levels of government debt, major currency instability and a growing sovereign debt crisis.  These events in turn resulted in international bailouts for Greece and Ireland, and threats of bailouts for Spain, Portugal and other countries.  In the US, the effect of unprecedented levels of government funded stimulus, institutional bailouts, "quantitative easing" and other expansionist monetary policies has led to deterioration of the US dollar and its role as a reserve currency.  These factors could, among other things, make it more difficult for us to obtain capital and financing for our operations in the future as well as increase our costs of obtaining such capital.  Access to additional capital, when required, may not be available to us on acceptable terms or at all.

The most significant factors affecting our operations during the past year were related to reduction in the demand for, and in the prices of, uranium and base metals and a corresponding collapse in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our operations during the next fiscal year and thereafter so long as we continue in our present business of mineral exploration.  During 2011, the prices of gold and other metals have experienced significant price volatility, with gold maintaining prices substantially higher than the previous five years, as a result of global economic uncertainty.  While the price of gold is significantly higher due to its risk premium, this has not had a commensurate impact on the share prices for junior gold exploration companies, and the general market for the shares of junior exploration companies, in all commodities remains uncertain.  In prior years, there has been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to be volatile but will improve the short and medium term, resulting in a improved outlook for our ability to raise equity capital, but also an increase in exploration costs and the costs for acquiring new exploration properties due to an increase in competition in the sector.

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

Treatment of Mineral Property Costs

As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under International Reporting Standards.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ significantly from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property, plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, allocation of costs to exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Stock-Based Compensation

We have granted stock options to directors and employees as described in Note 10 to the attached audited consolidated financial statements.  We adopted the accounting standards of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.   Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

5.A           Operating Results

Fiscal Year Ended December 31, 2011 compared to the Fiscal Year Ended December 31, 2010

During the year ended December 31, 201, we incurred operating expenses of $1,119,974 as compared to operating expenses of $566,064 for the year ended December 31, 2010.  The significant changes during the current fiscal year compared to the same period a year prior are as follows:

Consulting fees increased to $77,587 during the year ended December 31, 2011 from the $60,920 incurred during the prior year.  This was due to an increase in expenditures on property investigation during the current period.

During the year ended December 31, 2011, the Company incurred $509,357 of stock-based compensation, a non-cash expense, on the granting of 3,405,000 stock options.  During the year ended December 31, 2010, the Company incurred $65,114 of stock-based compensation on the granting of 350,000 stock options.

Transfer agent, filing fees and shareholder relations expenses increased to $238,008 during the year ended December 31, 2011 from the $158,252 incurred during the year ended December 31, 2010.  This was primarily due to increased expenditures on investor relations activities and advertising during the current fiscal period as compared to the same period a year prior.

During the year ended December 31, 2011 we incurred travel costs of $20,944 for attendance at trade shows, broker presentations and project review.  This represents a slight decrease from the $24,870 incurred for travel expenses during the same period a year prior.

During the year ended December 31, 2010 we recorded a gain of $39,893 on mineral property option payments received.  This gain related to the Company’s Diamond Peak Property in Nevada, where we received a property option payment from Kokanee Minerals in excess of what we had paid for the property as at March 31, 2010.   There was no comparable gain during the year ended December 31, 2011.

Interest income decreased to $15,828 during the year ended December 31, 2011 from the $23,856 earned during the prior year due to the lower cash balance maintained during the current year.

As a result of the foregoing, the loss for the year ended December 31, 2011 was $1,112,646 as compared to a loss of $502,315 for the year ended December 31, 2010.

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

At December 31, 2011, we had working capital of $1,100,765, inclusive of cash and cash equivalents on hand of $1,131,358.  This compares to working capital of $2,257,858 at December 31, 2010, inclusive of cash and cash equivalents on hand. We have no exposure to any asset-backed commercial paper investments.

We have two properties that we need to satisfy certain minimum work commitments on during 2012 in order to maintain our interests.  These properties are EMW and the Majuba Hill Property in Nevada.   See “Tabular Disclosure of Contractual Obligations”.   In order to maintain our interest in EMW, we are required to undertake US$150,000 in exploration work on this property during 2012 but this requirement has been by the vendor until such time as we are granted a drill permit from the U.S. Forest Service.  At Majuba Hill, we are required to have spent an aggregate US$1,250,000 on exploration by March 3, 2013 in order to maintain our interest in that property.  As of April 30, 2012 we have spent in excess of US$1,000,000 at Majuba Hill.  We began a core drilling program at Majuba Hill in May of 2012 that, on completion, will satisfy our work obligation until March 2013.  See “Special Note Regarding Forward Looking Statements”.

Current Economic Conditions

While 2010 saw significant economic improvement over 2009, many of the effects of the 2008/2009 global financial crisis continued in 2010 and into 2011 and a number of new economic stresses, many likely caused or exacerbated by government responses to the crisis, including extraordinarily high levels of government debt, major currency instability and a growing sovereign debt crisis developed.  These new economic stresses in turn resulted in international bailouts for Greece and Ireland, and threats of bailouts for Spain and Portugal. In the US, the effect of unprecedented levels of government funded stimulus, institutional bailouts, "quantitative easing" and other expansionist monetary policies has led to deterioration of the US dollar and its role as a reserve currency.  These and other factors have made for extremely volatile commodity and capital markets and an environment in which it is more difficult to raise additional capital.  MAX has taken precautions and implemented initiatives to preserve its cash requirements.  We have reviewed our mineral properties and have written down or abandoned a number of properties described in detail above.  We have several commitments in the future (this coming year and beyond) on its mineral properties and we may be forced to abandon and write-off other properties if we do not have the means to meet these commitments, or if we do not feel it is fiscally prudent to do so.  However, we currently have sufficient cash to meet all obligations during fiscal 2012 and do not believe that any additional write-down of our mineral properties are required at this time.  We will be reviewing our mineral property commitments as well as our capital position on an ongoing basis during fiscal 2012 and may abandon additional properties when obligations become due if management deems it necessary in order to maintain the long-term viability of the Company.

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

5.D           Trend Information

The Majuba Hill Property is primarily is prospective for copper and silver, the Ravin Property is prospective for molybdenum, the C de Baca Property is prospective for uranium, our Tabletop and EMW properties are prospective for gold and our Diamond Peak Property is prospective for gold, silver and zinc.

The overall trend for the price of gold and silver has been upward during 2011 due to the uncertainty in the financial sector, while the price of other minerals, such as uranium, molybdenum and other base metals have remained depressed due to lack of demand as a result of the current global recession.  We anticipate that the continuing weakness in the price of minerals, combined with the recent weakness in the price of gold and silver, as well as a lack of new capital for the mineral exploration sector in general, will  make the acquisition of quality gold exploration prospects less expensive, as well as decreasing the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, uranium, zinc and molybdenum which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements”.

The market for gold, silver and copper are homogeneous, integrated commodities markets with a large number of both suppliers and buyers.  These markets are not ones which are particularly susceptible to the influence of one or more large suppliers or buyers.  As at May 17 2012, gold traded at US$1,575 per ounce, silver traded at US$28.07 per ounce and copper traded at US$3.465 per pound.

There are a smaller number of producers of molybdenum than there are for commodities such as gold.  Molybdenum prices have increased from US$7.60/lb in 2000 to over US$35/lb in 2007.  The price of molybdenum was holding steady in 2008 until October when it collapsed to approximately US$11/lb.  At May 18, 2012 the price of molybdenum oxide was US$13.775/lb.

Our C de Baca mineral property is prospective for uranium. There are fewer producers of uranium in the world than there are for some other commodities such as copper and gold.  The market for uranium is a homogeneous, integrated commodities market.  The market is not one which is particularly susceptible to the influence of one or more large suppliers or buyers.  The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 per pound in late 2000 to a high of US$138.00 per pound on June 1, 2007.  At May 14 2012, the most recent date for which we could find a quote for the sale of uranium, the spot price was US$52.00/lb.

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

5.F           Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2011 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total Remaining	Less than a year	1-3 Years	4-5 Years	After 5 Years
Diamond Peak (1) Option Payments	US$280,000	US$80,000	US$100,000	US$100,000	Nil
C de Baca Option (2) Option Payments	US$430,000	US$10,000	US$20,000	US$20,000	US$380,000
East Manhattan Wash (3) Option Payments Work Commitment	US$130,000 $600,000	US$20,000 Nil	US$40,000 Nil	US$70,000 US$600,000	Nil Nil
Ravin Project (4) Option Payments	US$380,000	US$10,000	US$20,000	US$20,000	US$330,000
Table Top Project(5) Option Payment	US$460,000	US$110,000	US$100,000	US$100,000	US$150,000
Majuba Hill Work Commitment (6)	US$5,605,000	$Nil	US$1,355,000	US$2,750,000	$1,500,000
Capital (Finances) Lease Obligations	NIL
Operating Lease (7) Obligations	$8,945	$8,945	Nil	Nil	Nil
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$7,893,945	US$553,945	US$2,530,000	US3,910,000	US$900,000

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

(6)
These are annual cumulative work commitments that must be made met pursuant to an option agreement dated March  , 2011 between us and  Claremont Nevada Mines LLC.  While we are not obliged to complete these work obligations, it will be necessary to do so if we wish to preserve our interest in this portion of the property. (See Item 4 “Information on the Company” – “Description of Property” – “Majuba Hil Top Gold Property”.

(7)	These are lease payments due monthly for office space in Vancouver leased from a property rental company for a term of two years, effective September 1, 2010.

Item 6.  Directors, Senior Management and Employees

6.A           Directors and Senior Management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation	Position with Company

STUART ROGERS, Vancouver, BC	55	President of the Company President of West Oak Capital Group Inc.	President, Chief Executive Officer & Director
PAUL JOHN, Penticton, BC	65	Businessman	Director
IAN SMITH, Vancouver, BC	65	President and CEO of Yellowhead Mining Corp.	Director
CLARENCE J. WENDT Reno, Nevada	73	Independent professional geologist	Director, Vice President Exploration
DANIEL T. MACINNIS, Vancouver, BC	60	President, MAG Silver Corp.	Director
CHRISTOPHER CHERRY, Vancouver, BC	33	Chartered Accountant	Chief Financial Officer

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers

Mr. Rogers has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and FINRA OTC Bulletin Board.  Currently, Mr. Rogers acts as a director and officer of TerraX Minerals Inc. and as a director of Oro Mining Ltd. and Alberta Star Development Corp., all of which are reporting issuers on the TSX Venture Exchange in Canada.

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

Ian Smith, B.E. (Mining) Hons, F.AusIMM, CP Mgmt

Mr. Smith is the President and Chief Executive Officer of Yellowhead Mining Inc. which is listed on the TSX Venture Exchange and is in the process of preparing a detailed Feasibility Study on the Harper Creek copper-gold-silver project in south central B.C.

Mr. Smith graduated from the University of Queensland, Australia with a degree in mining engineering and has over 40 years of international experience in corporate development, operations, project management and consulting within the base, precious metals and coal industries.   He is also President and a Director of Santa Fe Metals Corp., a reporting issuer listed on the TSX Venture Exchange and was recently President and CEO of bcMetals Corp., which had engineered the Red Chris copper/gold porphyry project for development in northwest BC prior to being acquired by Imperial Metals Corp.  His involvement with large scale open pit copper operations at a senior management level includes Bougainville Copper in Papua New Quinea, La Caridad in Mexico and the Zambian Copperbelt.

Daniel T. MacInnis, P. Geo

Mr. MacInnis is currently the President and CEO of MAG Silver Corp.  MAG Silver is listed on the TSX Venture Exchange in Canada and on the NYSE AMEX in the United States. He has over 31 years of experience in mineral exploration and experience with mineral property acquisitions and joint venture negotiations.  Mr. MacInnis is a registered Professional Geologist (P.Geo.) in British Columbia and obtained a B.Sc. in Geology from Saint Francis Xavier University (Nova Scotia) in 1974.

Christopher Cherry, CA, CGA

Mr. Cherry has over ten years experience as an accountant and auditor, with KPMG and Davidson and Company in Vancouver.  He achieved the Certified General Accountant designation in August 2004 and the Chartered Accountant designation in February 2009.  Mr. Cherry is a financial controller with iO Corporate Services Ltd., a private company that provides administrative services to several public companies. In addition to serving as our CFO, Mr. Cherry currently serves as Chief Financial Officer to Reva Resources Corp., Remington Resources Inc., Black Isle Resources Corp., Mexivada Mining Corp., , AVC Venture Capital Corp., Caerus Resource Corporation, Gold Port Resources Ltd. and Stoneshield Capital Corp. He is also a director of Valiant Minerals, Acadia Resources Corp. and Remington Resources Inc.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which the foregoing individuals were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

6.B.           Compensation

The following fairly reflects all material information regarding compensation paid to our directors and officers in our fiscal year ended December 31, 2011.

Summary Compensation Table
NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President, Chief Executive Officer and Director	2011	Nil	Nil	$120,000(1)	Nil	200,000	Nil	Nil
Paul John Director	2011	Nil	Nil	Nil	Nil	225,000	Nil	Nil
Tim Coupland Director	2011	Nil	Nil	Nil	Nil	100,000	Nil	Nil
Daniel T. MacInnis Director	2011	Nil	Nil	Nil	Nil	250,000	Nil	Nil

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Christopher Cherry Chief Financial Officer	2011	Nil	Nil	$42,000	Nil	Nil	Nil	Nil
Clarence J. Wendt Vice President Exploration	2011	Nil	Nil	US$120,000(2)	Nil	250,000	Nil	Nil

(1)	the $120,000 represents a management fee paid to a company controlled by Stuart Rogers.
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

6.C           Board Practices

Stuart Rogers, Paul John, and Daniel T. MacInnis have acted as our directors since May 8, 2002, June 18, 2002 and December 7, 2005, respectively.  Clancy Wendt was appointed to our board of directors at our Annual General Meeting held on June 30, 2010, with Ian Smith appointed to our board on February 22, 2012.

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

(b)
By the Consultant due to an Event of Default by the Company or by the Company for any reason other than an Event of Default by the Consultant (as defined in the Agreement), the Company shall pay the Consultant:

●	The full amount of monthly Fees multiplied by the number of months remaining in the Term of the Agreement;
●
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

●	The full amount of any Expenses incurred up to the effective date of Termination;
●	Any Options then outstanding shall be deemed to be extended and exercisable for 90 days following the expiry of the Term.
●
Reference is made to the full text of the Consulting Agreements which are attached as exhibits to this Report. See Item 19 “Exhibits”.  Other than the foregoing, we do not currently have any retirement, pension, bonus, profit-sharing or similar plans and none are proposed at this time.

The Company does not have an executive committee or a remuneration committee.

Audit Committee

Our audit committee is comprised of Ian Smith, Paul John and Stuart Rogers.  The specific functions and responsibilities of the audit committee are set forth in our audit committee charter.

Ian Smith and Paul John are Independent directors.  We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations.  Each of Tim Coupland and Paul John satisfy the independence and financial literacy requirements for audit committee members under the SEC rules and regulations and Rule 803 of the NYSE AMEX Company Guide.  Since Stuart Rogers is not independent, the Audit Committee does not satisfy the requirements of Rule 10A-3 of the US Securities Exchange Act of 1934.

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

6.E           Share Ownership

The following table sets forth the shareholdings, to the best of our knowledge, owned beneficially, directly or indirectly, by our directors and officers as of May 22, 2012.  There were 24,505,985 common shares issued and outstanding as of May 22, 2012.

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Stuart Rogers	692,605	2.82%
Paul John	438,750	1.79%
Ian Smith	Nil	Nil
Daniel MacInnis	Nil	Nil
Christopher Cherry	150,000	0.61%
Clancy Wendt	540,000	2.20%

 Statements as to securities beneficially owned by directors and officers, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and officers and from records available to the Company.

The following incentive stock options are outstanding to our directors and officers as at May 22, 2012:

Name	Shares that may be Purchased Upon Exercise of Option	Exercise Price	Expiry Date
Stuart Rogers (West Oak Capital)	200,000 100,000	$0.24 $0.25	August 17, 2014 February 22, 2015
Paul John	225,000 25,000	$0.24 $0.25	August 17, 2014 February 22, 2015
Ian Smith	250,000	$0.25	February 22, 2015
Daniel MacInnis	250,000	$0.24	August 17, 2014
Christopher Cherry	250,000	$0.25	February 22, 2015
Clancy Wendt	250,000 50,000	$0.24 $0.25	August 17, 2014 February 22, 2015

We have an incentive stock option plan which was approved by the shareholders of the Company at the Annual General Meeting of Shareholders held on June 27, 2011 (the “Stock Option Plan”).  This Stock Option Plan provides for equity participation in the Company by our directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares.  The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchange on which the common shares are listed.  We have reserved and authorized up to 17.7% (4,339,846) of our issued treasury shares for issuance under the Stock Option Plan to our directors and key employees.

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

On July 3, 2009, we granted 250,000 incentive stock options to a consultant at an exercise price of $0.17 per share for a period of two years.  On October 19, 2009, we granted a further 250,000 options to consultants at an exercise price of $0.40 per share for a period of two years, of which 50,000 of these options were cancelled in January 2010 when the consultant ceased to provide services to us.

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

On March 14, 2011, the Company granted stock options to consultants to purchase 1,300,000 common shares at a price of $0.35 per share to March 14, 2013.  On August 17, 2011, the Company granted stock options to consultants to purchase 1,625,000 common shares at a price of $0.24 per share to August 17, 2014.  A further 480,000 incentive stock options, exercisable at $0.24 per share until October 26, 2013, were granted to consultants on October 26, 2011.

As at December 31, 2011, there were 3,040,000 stock options outstanding and exercisable.

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

As of the date of this annual report, there are 24,505,985 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this annual report, no persons known to us were the beneficial owner of more than five percent of our outstanding common shares.

Of our 33 registered shareholders at April 30, 2012, 15 are Canadian residents representing 22,226,477 common shares or 90.70% of our issued and outstanding common shares.  We have 18 registered US shareholders holding 2,279,508 common shareholders or 9.30% of our issued and outstanding common shares.   The remaining common shares of the Company are held by brokerages and other intermediaries and the Company cannot determine the residency of the beneficial holders of those shares.

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

7.B           Related Party Transactions

Three month period ended March 31, 2012:

During the three month period ended March 31, 2012, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

▪	We paid $30,000 to a private company controlled by Stuart Rogers, our President, for management fees pursuant to an agreement with Mr. Rogers.
▪	We paid US$30,000 to Clancy Wendt, our Vice-President of Exploration, for consulting fees pursuant to an agreement with Mr. Wendt.

Fiscal Year ended December 31, 2011:

In the fiscal year ended December 31, 2011, we did not enter into transactions or loans with any Related Party except as follows:

▪	We paid $120,000 to a private company controlled by Stuart Rogers, our President, for management fees;
▪	We paid US$120,000 to a private company controlled by Clancy Wendt, our Vice President Exploration, for consulting fees;

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

▪	We paid $120,000 to a private company controlled by Stuart Rogers, our President, for management fees;
▪	We paid US$120,000 to a private company controlled by Clancy Wendt, our Vice President Exploration, for consulting fees;

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

▪	We paid $120,000 to a private company controlled by Stuart Rogers, our President, for management fees;
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

7.C           Interests of Experts and Counsel

Not Applicable.

Item 8.                Financial Information

8.A                      Consolidated Statements and other Financial Information

The following financial statements for the years ended December 31, 2011 and 2010 and as of January 1, 2010  have been audited by an independent auditor and are accompanied by an audit report, are attached and incorporated herein:

(a)           Consolidated Statements of Financial Position;
(b)           Consolidated Statements of Comprehensive Loss;
(c)           Consolidated Statements of Changes in Equity
(d)           Consolidated Statements of Cash Flows; and
(e)	Related notes and schedules required by the comprehensive body of accounting standards pursuant to which the financial statements are prepared.

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2011 and, as a result, the percentage of export sales for the Company was zero.

Legal Proceedings

There are no legal proceedings as at May 22, 2012.

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

Our principal trading market in volume is the TSX Venture Exchange.  The closing price of our common shares on the TSX Venture Exchange on May 17, 2012, was $0.115.  The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on this Canadian exchange:

Annual Periods	High	Low

January 1, 2006 to December 31, 2006	$0.98	$0.33
January 1, 2007 to December 31, 2007	$1.65	$0.55
January 1, 2008 to December 31, 2008	$0.75	$0.07
January 1, 2009 to December 31, 2009	$0.66	$0.09
January 1, 2010 to December 31, 2010	$0.45	$0.15
January 1, 2011 to December 31, 2011	$0.53	$0.15

Quarterly Periods	High	Low

January 1, 2009 to March 31, 2009	$.018	$0.09
April 1, 2009 to June 30, 2009	$0.26	$0.10
July 1, 2009 to September 30, 2009	$0.40	$0.12
October 1, 2009 to December 31, 2009	$0.66	$0.26
January 1, 2010 to March 31, 2010	$0.45	$0.18
April 1, 2010 to June 30, 2010	$0.28	$0.16
July 1, 2010 to September 30, 2010	$0.29	$0.15
October 1, 2010 to December 31, 2010	$0.28	$0.21
January 1, 2011 to March 31, 2011	$0.53	$0.23
April 1, 2011 to June 30, 2011	$0.475	$0.22
July 1, 2011 to September 30, 2011	$0.26	$0.19
October 1, 2011 to December 31, 2011	$0.255	$0.15
January 1, 2012 to March 31, 2012	$0.30	$0.16

Monthly Periods	High	Low

January 2011	$0.29	$0.23
February 2011	$0.33	$0.23
March 2011	$0.53	$0.31
April 2011	$0.48	$0.32
May 2011	$0.40	$0.24
June 2011	$0.26	$0.22
July 2011	$0.26	$0.19
August 2011	$0.24	$0.20
September 2011	$0.30	$0.19
October 2011	$0.255	$0.15
November 2011	$0.23	$0.165
December 2011	$0.20	$0.15
January 2012	$0.25	$0.16
February 2012	$0.30	$0.21
March 2012	$0.27	$0.19
April 2012	$0.25	$0.17

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

10.C           Material Contracts

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this report.  See “Principal Expenditures and Divestitures”:

▪
Mineral Lease and Participation Agreement between New Nevada Resources, LLC, and us dated April  9, 2012  to acquire a 85% interest in Section 33, a mineral property adjacent to the Majuba Hill project in Pershing County, Nevada

▪	Mineral Property Option Agreement between Claremont Nevada Mines, LLC and us dated March 4, 2011to acquire up to a 75% interest in the Majuba Hill project located in Pershing County, Nevada.
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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2010, the Threshold was determined to be $299,000.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:
●	engages in production of uranium and owns an interest in a producing uranium property in Canada;
●	provides financial services;
●	provides transportation services;
●	is a cultural business.

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:
●	an individual who is a citizen or resident of the U.S.;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●
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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, and certain other requirements are satisfied.

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

The Company believes that it qualified as a PFIC for the tax year ended December 31, 2010 and may continue to be a PFIC in future years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each subsidiary) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each subsidiary.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

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

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain  thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

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

10.I     Subsidiary Information

As of May 22, 2012, we have one subsidiary, MAX Resources, Inc., a wholly owned Nevada corporation.

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

Item 14.                      Material Modifications to the Rights of Security Holders and Use of Proceeds

 Not Applicable.

Item 15.                      Controls and Procedures

(a) Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2011 an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of fiscal year ended December 31, 2011 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the “Framework”).

Based on this evaluation, our management concluded that, as of fiscal year ended December 31, 2011, that management’s controls over financial reporting were effective.

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

Item 16.                      Reserved

16A.           Audit Committee Financial Expert

We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations and the other members of the audit committee (Ian Smith and Paul John) satisfy the financial literacy requirements for audit committee members and are independent members of the Audit Committee as determined in accordance with Section 803 of the NYSE Amex Company Guide and Rule 10A-3 of the Exchange Act.  Mr. Rogers does not qualify as independent under Rule 10A-3 of the Exchange Act or Section 803 of the NYSE-AMEX Company Guide.

16B.           Code of Ethics

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

16C.           Principal Accountant Fees and Services

(a)           Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $26,000for the year ended December 31, 2011 and $25,500 for the year ending December 31, 2010.

(b)           Audit-Related Fees

 The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of our financial statements but are not reported under paragraph (a) of this Item were approximately $2,000  for the year ending December 31, 2011, and  $2,500 for the year ending December 31, 2010.

(c)           Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately $5,000 for the year ending December 31, 2011 and $5,000 for the year ending December 31, 2010.

(d)           All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $ nil for the year ending December 31, 2011 and $ nil in the year ending December 31, 2010.

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

16D.           Exemptions from the Listing Standards for Audit Committees

Not Applicable.

16E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases by or on behalf of the Company or any affiliated purchaser, including any repurchases made pursuant to a publicly announced plan or program or made pursuant to a plan or program that was not announced publicly, in the last fiscal year.  We made no open market repurchases.

16F.           Change in Registrant’s Certifying Accountant

Not Applicable.

16G.           Corporate Governance

Not Applicable.

16H.           Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, issued under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) by the Mine Safety and Health Administration (the “MSHA”), as well as related assessments and legal actions, and mining-related fatalities.

The following table provides information for the year ended December 31, 2011.

Mine	Mine Act §104 Violations (1)	Mine Act §104(b) Orders (2)	Mine Act §104(d) Citations and Orders (3)	Mine Act §110(b)(2) Violations (4)	Mine Act §107(a) Orders (5)	Proposed Assessments from MSHA (In dollars $)	Mining Related Fatalities	Mine Act §104(e) Notice (yes/no) (6)	Pending Legal Action before Federal Mine Safety and Health Review Commission (yes/no)
Majuba Hill	0	0	0	0	0	0	0	0	No
Ravin	0	0	0	0	0	0	0	0	No
East Manhattan Wash	0	0	0	0	0	0	0	0	No

Mine	Mine Act §104 Violations (1)	Mine Act §104(b) Orders (2)	Mine Act §104(d) Citations and Orders (3)	Mine Act §110(b)(2) Violations (4)	Mine Act §107(a) Orders (5)	Proposed Assessments from MSHA (In dollars $)	Mining Related Fatalities	Mine Act §104(e) Notice (yes/no) (6)	Pending Legal Action before Federal Mine Safety and Health Review Commission (yes/no)
Table Top	0	0	0	0	0	0	0	0	No
C de Baca	0	0	0	0	0	0	0	0	No
Diamond Peak	0	0	0	0	0	0	0	0	No

(1)
The total number of violations received from MSHA under §104 of the Mine Act, which includes citations for health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

(2)	The total number of orders issued by MSHA under §104(b) of the Mine Act, which represents a failure to abate a citation under §104(a) within the period of time prescribed by MSHA.

(3)	The total number of citations and orders issued by MSHA under §104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.

(4)	The total number of flagrant violations issued by MSHA under §110(b)(2) of the Mine Act.

(5)	The total number of orders issued by MSHA under §107(a) of the Mine Act for situations in which MSHA determined an imminent danger existed.

(6)	A written notice from the MSHA regarding a pattern of violations, or a potential to have such pattern under §104(e) of the Mine Act.

PART III                    FINANCIAL STATEMENTS

Item 17.                      Financial Statements

Not applicable as we have elected to provide financial statements in accordance with Item 18.

Item 18.                      Financial Statements

We are furnishing the following financial statements and reports:

Independent Auditor’s Report Of Registered Public Accounting Firm  dated April 23, 2012
Consolidated Statements of Financial Position at December 31, 2011 and 2010 and January 1, 2010
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2011 and 2010
Consolidated Statement of Changes In Equity at December 31, 2011 and 2010 and January 1, 2010
Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010
Notes to the Consolidated Financial Statements

Our financial statements are stated in Canadian dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

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

4.15	Mineral Property Lease and Option to Purchase Agreement between Energex, LLC and us, and dated September 1, 2009 to acquire the Table Top property in Humboldt County, Nevada. (8)
4.16	Amending agreement dated November 9, 2010 between the Company and with Energex, LLC amending option to purchase a 100% interest in the Ravin Property (9)
4.17	Amending agreement dated September 30, 2009 between the Company and the Wendt Family Trust amending option to purchase a 100% interest in the Diamond Peak Property (9)
4.18	Option Agreement dated March 4, 2011 between the Company and Claremont Nevada Mines LLC., granting an option to purchase up to a 75% interest in the Majuba Hill Property
4.19	Mineral Lease and Participation Agreement between New Nevada Resources, LLC, and us dated April 9, 2012 to acquire a 85% interest in Section 33.

8.1           Subsidiary of the Company(10)

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
(9)           incorporated by reference from our Form 20-F that was originally filed with the commission on June 28, 2011.
(10)         incorporated by reference from our Form 20-F that was originally filed with the commission on April 22, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  May 24, 2012

“Stuart Rogers”

____________________________________
By:  Stuart Rogers, Chief Executive Officer

“Christopher Cherry”

_____________________________________________
By:  Christopher Cherry , Chief Financial Officer

Consolidated Financial Statements

Year Ended December 31, 2011

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Max Resource Corp.
We have audited the accompanying consolidated financial statements of Max Resource Corp., which comprise the consolidated statements of financial position as at December 31, 2011, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Max Resource Corp. as at December 31, 2011, 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast doubt about Max Resource Corp.’s ability to continue as a going concern.

“DMCL”
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 23, 2012

Max Resource Corp.
Consolidated statements of financial position
(Expressed in Canadian dollars)

	Notes	December 31, 2011	December 31, 2010 (Note 16)	January 1, 2010 (Note 16)
ASSETS

Current assets
Cash and cash equivalents	3	$1,131,358	$2,087,207	$3,118,960
Receivables and prepaids	4	14,910	11,138	22,203
Taxes recoverable		10,106	15,287	9,753
Marketable securities	5	71,500	174,000	-
		1,227,874	2,287,632	3,150,916
Non-current assets
Property, plant and equipment	6	1,578	2,254	3,218
Reclamation deposits	7	68,183	61,983	28,356
Exploration and evaluation assets	7	3,721,207	2,592,248	2,142,513
		3,790,968	2,656,485	2,174,087
TOTAL ASSETS		$5,018,842	$4,944,117	$5,325,003

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$127,109	$29,774	$57,549

SHAREHOLDERS’ EQUITY
Share capital	10	13,754,038	13,003,168	13,003,168
Share purchase warrant reserve		288,562	288,562	288,562
Share-based payment reserve	11	1,881,765	1,458,599	1,393,485
Investment revaluation reserve	11	-	84,000	-
Deficit		(11,032,632)	(9,919,986)	(9,417,671)
		4,891,733	4,914,343	5,267,544
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$5,018,842	$4,944,117	$5,325,003

See accompanying notes to the consolidated financial statements

Max Resource Corp.
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)

		Years ended
	Notes	December 31, 2011	December 31, 2010 (Note 16)

Expenses
Amortization		$676	$964
Consulting		77,587	60,920
Consulting – stock based compensation	10	509,357	65,114
Management fees		121,253	120,000
Office and miscellaneous		51,918	38,172
Professional fees		100,231	97,772
Transfer agent, filing fees and shareholder relations		238,008	158,252
Travel and promotion		20,944	24,870
		(1,119,974)	(566,064)
Other items
Gain on exploration and evaluation assets received	7	-	39,893
Impairment of marketable securities	5	(11,000)	-
Interest income		15,828	23,856
Gain on sale of marketable securities	5	2,500	-
		7,328	63,749

Loss for the year		(1,112,646)	(502,315)

Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities	5	(84,000)	84,000
Total comprehensive loss for the year		$(1,196,646)	$(418,315)

Loss per share – basic and diluted	10	$(0.05)	$(0.02)

See accompanying notes to the consolidated financial statements

Max Resource Corp.
Consolidated statement of changes in equity
(Expressed in Canadian dollars)

		Share capital		Reserves
	Notes	Number of shares	Amount	Share purchase Warrant reserve	Share-based payment reserve	Investment revaluation reserve	Deficit	Total
Balance at January 1, 2010	16	21,699,230	$13,003,168	$288,562	$1,393,485	$-	$(9,417,671)	$5,267,544
Comprehensive income:
Loss for the year		-	-	-	-	-	(502,315)	(502,315)
Other comprehensive income		-	-	-	-	84,000	-	84,000
Total comprehensive loss for the year		-	-	-	-	84,000	(502,315)	(418,315)
Transactions with owners, in their capacity as owners, and other transfers:
Stock-based compensation		-	-	-	65,114	-	-	65,114
Balance at December 31, 2010	16	21,699,230	$13,003,168	$288,562	$1,458,599	$84,000	$(9,919,986)	$4,914,343

Comprehensive income:
Loss for the year		-	$-	$-	$-	$-	$(1,112,646)	$(1,112,646)
Other comprehensive loss		-	-	-	-	(84,000)	-	(84,000)
Total comprehensive loss for the year		-	-	-	-	(84,000)	(1,112,646)	(1,196,646)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	2,016,755	564,691	-	-	-	-	564,691
Share issue costs	10	-	(35,512)	-	-	-	-	(35,512)
Shares issued for cash – option exercise		790,000	135,500	-	-	-	-	135,500
Reallocation of share-based payment reserves on exercise of stock options		-	86,191	-	(86,191)	-	-	-
Stock-based compensation		-	-	-	509,357	-	-	509,357
Total transactions with owners, in their capacity as owners, and other transfers		2,806,755	578,488	-	423,166	-	-	1,174,036
Balance at December 31, 2011		24,505,985	$13,754,038	$288,562	$1,881,765	$-	$(11,032,632)	$4,891,733

See accompanying notes to the consolidated financial statements

Max Resource Corp.
Consolidated statements of cash flows
(Expressed in Canadian dollars)

	Year ended
	December 31, 2011	December 31, 2010 (Note 17)
Operating activities
Loss for the year	$(1,112,646)	$(502,315)
Adjustments for:
Amortization	676	964
Gain on exploration and evaluation asset option payments received	-	(39,893)
Gain on sale of marketable securities	(2,500)	-
Impairment of available for sale investment	11,000	-
Stock-based compensation	509,357	65,114
Changes in non-cash working capital items:
Decrease (increase) in receivables and prepaids	(3,772)	11,065
Decrease (increase) in taxes recoverable	5,181	(5,534)
Increase (decrease) in trade payables and accrued liabilities	97,335	(27,685)
Net cash flows used in operating activities	(495,369)	(498,284)

Investing activities
Expenditures on exploration and evaluation assets	(1,128,959)	(676,246)
Exploration and evaluation asset option payments received	-	176,404
Additions to reclamation bonds	(6,200)	(3,627)
Proceeds from sale of marketable securities	10,000	-
Net cash flows used in investing activities	(1,125,159)	(533,469)

Financing activities
Proceeds on issuance of common shares	700,191	-
Share issuance costs	(35,512)	-
Net cash flows provided by financing activities	664,679	-
Decrease in cash and cash equivalents	(955,849)	(1,031,753)

Cash and cash equivalents, beginning of year	2,087,207	3,118,960

Cash and cash equivalents, end of year	$1,131,358	$2,087,207

See accompanying notes to the consolidated financial statements

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

1.	Nature and continuance of operations

Max Resource Corp. (the “Company”) was incorporated on April 25, 1994, under the laws of the province of Alberta, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada and the United States.  The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MXR”.

The head office, principal address records office and registered office of the Company are located at 2300 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2011, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management intends to finance operating costs over the next twelve months with funds on hand.

2.	Significant accounting policies and basis of preparation

The financial statements were authorized for issue on April 23,2012 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first set of annual financial statements prepared in accordance with IFRS.  The disclosures concerning the transition from pre-changeover Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS are provided in Note 16.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities.  Details of controlled entities are as follows:

		Percentage owned*
	Country of incorporation	December 31, 2011	December 31, 2010
Max Resource, Inc.	USA	100%	100%

*Percentage of voting power is in proportion to ownership.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ significantly from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property, plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, allocation of costs to exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Foreign currency translation

The functional currency of each entity is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollars which is the parent company and United States subsidiary’s functional and presentation currency.

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses and rights, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Exploration and evaluation expenditures (cont’d)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Farms outs

The Company does not record any expenditure made by the farmee on its account. It also does not recognize any gain or loss on its exploration and evaluation farm out arrangements but reallocates any costs previously capitalized in relation to the whole interest as relating to the partial interest retained and any consideration received directly from the farmee is credited against costs previously capitalized.  A gain is only recognized when credited proceeds exceed carrying value.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the share-based payment reserve.  The fair value of options is determined at the grant date using a Black–Scholes pricing model which incorporates market and vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. The Company determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s assets (which include property, plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of income and comprehensive income.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Impairment of assets (cont’d)

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:

On the issuance of flow-through shares, any premium received in excess of the closing market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”) and included in trade payables and accrued liabilities.  Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred and a deferred tax liability is recognized.  The reduction to the flow-through tax liability is recognized in profit or loss as other income.

To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of significant replaced parts are derecognized. All other repairs and maintenance costs are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of property, plant and equipment are as follows:

Class of property, plant and equipment    Amortization rate
Equipment                                                              30%

Accounting standards issued by not yet effective

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.  This amendment is effective for annual periods beginning on or after July 1, 2011

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Accounting standards issued by not yet effective (cont’d)

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 10 “Consolidated Financial Statements”

This new standard will replace IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”.  Concurrent with IFRS 10, the IASB issued IFRS 11 “Joint Ventures”; IFRS 12 “Disclosures of Involvement with Other Entities”; IAS 27 “Separate Financial Statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements; and IAS 28 “Investments in Associates and Joint Ventures”, which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12, and requires continuous assessment of control over an investee. The above consolidation standards are effective for annual periods beginning on or after January 1, 2013.

New interpretation IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”

This new IFRIC clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods.  IFRIC 20 is effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)
Accounting standards issued by not yet effective (cont’d)

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

3.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Cash at bank	$231,358	$87,207	$118,960
Guaranteed investment certificates	900,000	2,000,000	3,000,000
	$1,131,358	$2,087,632	$3,118,960

4.	Receivables and prepaids

The components of receivables and prepaids are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Accrued interest receivable	$6,932	$6,915	$17,264
Prepaid expenses	4,223	4,223	4,939
	$11,155	$11,138	$22,203

5.	Marketable securities

During the year ended December 31, 2010, the Company received an option payment, consisting of 600,000 shares with a market value of $90,000 from Kokanee Placer Ltd. (“Kokanee”), a publically traded British Columbia company.  The Company records these available for sale shares at fair value.  As at December 31, 2010, the fair value of these shares was $174,000.  During the year ended December 31, 2010, the Company recognized an unrealized gain of $84,000 on its marketable securities, which was recorded as other comprehensive income.  During the year ended December 31, 2011, the Company sold 50,000 of these common shares for proceeds of $9,780 resulting in a gain of $2,500.  At December 31, 2011, the Company held 550,000 common shares of Kokanee with a fair market value of $71,500 and as a result, the Company recognised an unrealized loss of $88,000 on its marketable securities, which was recorded as other comprehensive loss.

When a decline in the fair value of an available-for-sale financial asset has been recognised in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognised.  Management determined that the fair value of the Kokanee shares declined permanently and recorded a resulting impairment charge of $11,000.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

6.	Property, plant and equipment

Equipment

Cost:
At January 1, 2010, December 31, 2010 and December 31, 2011	$5,148

Depreciation:
At January 1, 2010	1,930
Charge for the year	964
At December 31, 2010	2,894
Charge for the year	676
At December 31, 2011	3,570

Net book value:
At January 1, 2010	$3,218
At December 31, 2010	$2,254
At December 31, 2011	$1,578

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

7.	Exploration and evaluation assets

	Balance January 1, 2010	Additions	Option Payments & Recoveries Received	Balance December 31, 2010	Additions	Option Payments & Recoveries Received	Balance December 31, 2011
Acquisition costs:
C de Baca, NM	$188,902	$17,570	$-	$206,472	$19,319	$-	$225,791
Diamond Peak, NV	50,107	134,463	(148,841)	35,729	9,625	-	45,354
Ravin, NV	176,603	17,985	-	194,588	10,010	-	204,598
East Manhattan, NV	151,339	53,631	-	204,970	35,803	-	240,773
Howell, BC (Note 17)	37,500	-	-	37,500	-	-	37,500
Crowsnest, BC (Note 17)	8,817	-	-	8,817	-	-	8,817
Table Top, NV	30,318	40,402	-	70,720	11,624	-	82,344
Majuba Hill, NV	-	-	-	-	54,526	-	54,526
	643,586	264,051	(148,841)	758,796	140,907	-	899,703

Exploration costs:
C de Baca, NM	235,596	-	-	235,596	-	-	235,596
Diamond Peak, NV	-	58,092	-	58,092	2,371	-	60,463
Ravin, NV	504,348	639	-	504,987	-	-	504,987
East Manhattan, NV	63,106	38,748	-	101,854	6,327	-	108,181
Howell, BC (Note 17)	437,801	-	-	437,801	-	-	437,801
Crowsnest, BC (Note 17)	248,429	613	(77,670)	171,372	-	(184)	171,188
Table Top, NV	9,647	314,103	-	323,750	150,820	-	474,570
Majuba Hill, NV	-	-	-	-	828,718	-	828,718
	1,498,927	412,195	(77,670)	1,833,452	988,236	(184)	2,821,504
	$2,142,513	$676,246	$(226,511)	$2,592,248	$1,129,143	$(184)	$3,721,207

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
During the year ended December 31, 2011 and 2010, the Company did not incur exploration costs on the C de Baca project.

At December 31, 2011, the Bureau of Land Management (“BLM”) of New Mexico holds an $16,272 reclamation bond (December 31, 2010 - $18,888; January 1, 2010 - $18,888) from the Company to guarantee reclamation of the environment on the property.  Subsequent to December 31, 2011, this amount was refunded.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

7.	Exploration and evaluation assets (cont’d)

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

Date	Payment Amount
Upon execution of the Agreement	$25,000 (U.S.) (paid)
May 9, 2007	35,000 (U.S.) (paid)
May 9, 2008	45,000 (U.S.) (paid)
May 9, 2009	50,000 (U.S.) (paid)
June 30, 2010 (on execution of amending agreement)	25,000 (U.S.) (paid)
May 9, 2011 (as amended)	35,000 (U.S.) (deferred)
May 9, 2012 (as amended)	45,000 (U.S.)
Each anniversary thereafter for 4 years (as amended)	50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of certain cash payments totaling US$470,000, the issuance of 600,000 common shares of Kokanee and incur mineral exploration commitments of $1,000,000.

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

During the year ended December 31, 2011, the Company incurred $1,794 of drilling and assaying fees and $577 of field expenses on the Diamond Peak project.  During the year ended December 31, 2010, the Company incurred consulting fees of $21,248, drilling and assaying fees of $9,220 and field expenses of $27,624.

At December 31 2011, the BLM holds a $14,500 reclamation bond (December 31, 2010 - $14, 500; January 1, 2010 - $Nil) from the Company to guarantee reclamation of the property.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

7.	Exploration and evaluation assets (cont’d)

 Ravin Claims, Nevada, United States
On September 10, 2007, as amended November 9, 2010, the Company entered into an Option Agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin property, consisting of mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms, as amended, of the Option Agreement with Energex require the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), $38,700 (US$35,000) by September 10, 2009 (paid),$10,650 (US$10,000) by September 10, 2010 (paid) and $10,010 (US$10,000) by September 10, 2011 (paid),  with an additional US$10,000 on each anniversary thereafter, subject to increase to US$50,000 upon certain triggering events.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $106,185, which have been included in acquisition costs.

During the year ended December 31, 2011, the Company did not incur exploration costs on the Ravin claims.  During the year ended December 31, 2010, the Company incurred geological consulting costs of $639 on the Ravin claims.

At December 31, 2011, the BLM holds an $8,046 reclamation bond (December 31, 2010 - $8,046; January 1, 2010 - $8,046) from the Company to guarantee reclamation of the environment on the property.

  East Manhattan, Nevada, United States
On November 11, 2007, as amended December 4, 2008 and December 21, 2010, the Company entered into an Option Agreement with MSM Resource LLC (“MSM”), a Nevada corporation, for the acquisition of a 100% interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), $26,603 (US$25,000) by December 4, 2009 (paid), $40,560 (US$40,000) by December 4, 2010 (paid), US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012, subject to securing a drill permit.

In addition, the Company must make exploration expenditures totaling US$700,000 on the claims including the following minimum expenditures (subject to receipt of drill permits and securing a drill rig, which to the date of this report has not been received):

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

During the year ended December 31, 2011, the Company incurred $6,045 of geological consulting and $282 of field expenses on the East Manhattan project.  During the year ended December 31, 2010, the Company incurred drilling and assaying fees of $5,202, geological consulting of $29,923 and field expenses of $3,623 on the East Manhattan project.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

7.	Exploration and evaluation assets (cont’d)

Howell and Crowsnest, British Columbia, Canada
On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60% interest in the Howell Gold Project in Southeast British Columbia.  On July 23 2009, the Company agreed with Eastfield to amend the Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totaling $60,000 to Eastfield ($10,000 paid on signing of the amended agreement), issuing 50,000 shares (issued) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011 - completed).  Following that date, the Company can earn its 60% interest in Howell by making further cash payments totaling $90,000, issuing 400,000 shares and spending a further $700,000 on exploration prior to June 30, 2013.  To earn its 60% interest in Crowsnest, the Company must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

In February 2010, the Government of British Columbia announced a halt to all ongoing mineral exploration work and mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  The Company was immediately contacted by the Ministry of Energy, Mines and Petroleum Resources and discussions were initiated with respect to compensation.  Subsequent to December 31, 2011, the Company was reimbursed for all its expenditures on the Howell and Crowsnest properties in the total amount of $655,306 (Note 17).

During the year ended December 31, 2011 and 2010, the Company did not incur exploration costs on the Howell property.  During the year ended December 31, 2011, the Company received $184 of a mining tax credit on the Crowsnest property.  During the year ended December 31, 2010, the Company incurred $613 of geological consulting on the property and received $77,670 of mining tax credit for mineral exploration in British Columbia.

Table Top, Nevada, United States

On August 31, 2009, the Company entered into an Option Agreement with Energex to acquire a 100% interest in the Table Top claims in Humboldt County Nevada.

The terms of the Option Agreement with Energex require the payment of $5,400 (US$5,000) upon execution of the Agreement (paid), US$25,000 on the first anniversary of the Agreement (deferred indefinitely), US$35,000 on the second anniversary of the Agreement (deferred indefinitely) and US$50,000 on each anniversary thereafter for a term of ten years, subject to renewal.  The Company may buy the property at any time for US$300,000, at which point the annual payments will cease.  The Table Top property is subject to a 3% NSR royalty.  Upon full exercise of the Option Agreement, the Company will own 100% of the project.

During the year ended December 31, 2011, $27,139 of geological consulting, drilling and assaying fees of $109,682 and field expenses of $13,999 on the property.  During the year ended December 31, 2010, the Company incurred geological consulting of $91,048, drilling and assaying fees of $198,915 and field expenses of $24,140 on the property.

At December 31, 2011, the BLM holds a $19,127 reclamation bond (December 31, 2010 - $19,127; January 1, 2010 - $Nil) from the Company to guarantee reclamation of the environment on the property.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

7.	Exploration and evaluation assets (cont’d)

 Majuba Hill, Nevada, United States
On March 4, 2011, the Company entered into an option agreement (“Agreement”) to acquire up to a 75% interest in the Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada from Claremont Nevada Mines LLC., (“Claremont”) of Nevada.  The terms of the Agreement with Claremont allow the Company to earn an initial 60% interest in the property over six years by spending US$6,500,000 on exploration of the property, as follows:

-	incurring $500,000 in exploration work by March 4, 2012 (completed);
-	incurring a further $750,000 in exploration work by March 4, 2013;
-	incurring a further $1,000,000 in exploration work by March 4, 2014;
-	incurring a further $1,250,000 in exploration work by March 4, 2015;
-	incurring a further $1,500,000 in exploration work by March 4, 2016; and
-	incurring a further $1,500,000 in exploration work by March 4, 2017.

The Company can increase its interest in the property to 75% by spending a further $3,500,000 on exploration over a subsequent two year period.  The Majuba Hill property will be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1,500,000.

During the year ended December 31, 2011, the Company paid $19,560 (US$20,000) in lease payments on the Majuba Hill property.   The Company incurred $36,171 for staking additional claims on the Majuba Hill property.

During the year ended December 31, 2011, the Company incurred $213,081 for geological consulting, $420,512 for drilling and $134,034 for field expenses on the Majubi Hill project.

At December 31, 2011, the BLM holds a $10,238 reclamation bond (December 31, 2010 - $Nil; January 1, 2010 - $Nil) from the Company to guarantee reclamation of the environment on the property.

Other

At December 31, 2011, an additional bond of $Nil (December 31, 2010 - $1,422; January 1, 2010 - $1,422) was held on properties previously fully impaired.

8.	Trade payables and accrued liabilities

The components of trade payables and accrued liabilities are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Trade payables	$67,283	$29,774	$36,820
Amounts due to related parties (Note 12)	39,826	-	639
Accrued liabilities	20,000	-	20,000
	$127,109	$29,774	$57,459

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

9.	Income tax expense and deferred tax assets and liabilities
A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:
	Year ended December 31, 2011	Year ended December 31, 2010
Net loss	$(1,112,646)	$(502,315)

Statutory tax rate	30%	30%
Expected income tax recovery at the statutory tax rate	$(333,794)	$(150,695)
Non-deductible items	152,807	20,134
Other items	(13,394)	37,496
Effect of change in tax rates	33,430	9,314
Temporary differences not recognized	160,950	83,751
Income tax recovery	$-	$-

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31, 2011	December 31, 2010	January 1, 2010
Non-capital loss carry-forwards	$7,870,476	$6,911,924	$970,682
Exploration and evaluation assets	(20,056)	107,208	1,074,772
Share issuance costs	28,410	187,456	95,078
Equipment	5,319	5,114	1,503
Other	11,000	-	-
	$7,895,149	$7,211,702	$2,142,035

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian resource pools	United States tax losses	United States resource pools
2014	$149,223	$-	$-	$16,132
2015	161,439	-	-	16,132
2025	-	-	4,080	16,132
2026	383,173	-	-	16,131
2027	518,148	-	174,949	-
2028	607,835	-	274,214	-
2029	720,438	-	3,153,918	-
2030	607,390	-	160,383	-
2031	787,421	-	167,865	-
No expiry	-	3,935,409	-	2,596,573
	$3,935,067	$3,935,409	$3,935,409	$2,661,100

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2011, there were 24,505,985 issued and fully paid common shares (December 31, 2010 – 21,699,230; January 1, 2010 – 21,699,230).

Private placements

On April, 2011, the Company completed a non-brokered private placement of 2,016,755 units at a price of $0.28 per unit for gross proceeds of $564,691.  Each unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase an additional common share at an exercise price of $0.38 per share until April 4, 2013.  Cash finder’s fees of $35,512 were paid with respect to a portion of this placement.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for the year ended December 31, 2011 was based on the loss attributable to common shareholders of $1,196,646 (2010 - $418,315) and the weighted average number of common shares outstanding of 23,423,021 (2010 – 21,699,230).

 Stock options
The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares to a maximum of 4,309,846.  Such options will be exercisable for a period of up to 5 years from the date of grant.  Options granted typically vest on the grant date.

The changes in options during the year ended December 31, 2011 and 2010 are as follows:
	Year ended December 31, 2011		Year ended December 31, 2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of year	2,525,000	$0.30	2,225,000	$0.29
Options granted	3,405,000	0.28	350,000	0.36
Options exercised	(790,000)	0.17	-	-
Options expired	(2,100,000)	0.35	(50,000)	0.40
Options outstanding, end of year	3,040,000	$0.28	2,525,000	$0.30
Options exercisable, end of year	2,680,000	$0.28	2,525,000	$0.30

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

10.	Share capital (cont’d)

Stock options (cont’d)

Details of options outstanding as at December 31, 2011 are as follows:

Exercise price	Number of options outstanding	Expiry Date	WA Life Remaining Life
$0.25	35,000	April 6, 2012	0.01
0.40	250,000	April 12, 2012	0.02
0.25	50,000	September 21, 2012	0.01
0.35	600,000	March 14, 2013	0.24
0.24	480,000	October 26, 2013	1.40
0.24	1,625,000	August 17, 2014	0.29
	3,040,000		1.97

On April 6, 2010, the Company granted stock options to a consultant to purchase 50,000 common shares at a price of $0.25 per share to April 6, 2012.  These options vested immediately.  The total fair value of $7,230 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.86% and an expected volatility of 149%.  The granting of these options resulted in a stock-based compensation expense of $7,230 being recorded in fiscal 2010.

On April 12, 2010, the Company granted stock options to a consultant to purchase 250,000 common shares at a price of $0.40 per share to April 12, 2012.  These options vested immediately.  The total fair value of $52,375 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.86% and an expected volatility of 180%.  The granting of these options resulted in a stock based compensation expense of $52,375 being recorded in fiscal 2010.

On September 21, 2010, the Company granted stock options to a consultant to purchase 50,000 common shares at a price of $0.25 per share to September 21, 2012.  These options vested immediately.  The total fair value of $5,509 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.42% and an expected volatility of 105%.  The granting of these options resulted in a stock based compensation expense of $5,509 being recorded in fiscal 2010.

On March 14, 2011, the Company granted stock options to consultants to purchase 1,300,000 common shares at a price of $0.35 per share to March 14, 2013.  These options vested immediately.  The total fair value of $318,745 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.72% and an expected volatility of 111%.  The granting of these options resulted in a stock based compensation expense of $261,401 being recorded during fiscal 2011.

On August 17, 2011, the Company granted stock options to consultants to purchase 1,625,000 common shares at a price of $0.24 per share to August 17, 2014.  These options vested immediately.  The total fair value of $186,063 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 1.27% and an expected volatility of 114%.  The granting of these options resulted in a stock based compensation expense of $226,023 being recorded during fiscal 2011.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

10.	Share capital (cont’d)

Stock options (cont’d)

On October 26, 2011, the Company granted stock options to consultants to purchase 480,000 common shares at a price of $0.24 per share to October 26, 2013.  These options vest over a one year period.  The total fair value of $57,667 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.08% and an expected volatility of 102%.  The granting of these options resulted in a stock based compensation expense of $21,934 being recorded during fiscal 2011.

Warrants

As at December 31, 2011, the Company had 2,016,755 warrants exercisable at $0.38 until April 4, 2013.  There were no warrants issued or outstanding as at December 31, 2010 or January 1, 2010.

The changes in warrants during the year ended December 31, 2011 and the year ended December 31, 2010 are as follows:

	December 31, 2011		December 31, 2010
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning of year	-	$-	-	$-
Warrants issued	2,016,755	0.38	-	-
Warrants outstanding, end of year	2,016,755	$0.38	-	$-

11.	Reserves

Stock option reserve

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital.

Warrant reserve

The warrant reserve records items recognized as stock-based compensation expense until such time that the warrants are exercised, at which time the corresponding amount will be transferred to share capital.

Investment revaluation reserve

The investment revaluation reserve records unrealized gains and losses arising on available-for-sale financial assets, except for impairment losses and foreign exchange gains and losses.

12.	Related party transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2011	December 31, 2010	January 1, 2010
Companies controlled by directors of the Company	$-	$-	$639
Directors of the Company	39,826	-	-
	$39,826	$-	$639

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

12.	Related party transactions (cont’d)

Related party transactions

Key management personnel compensation

	Years ended
	December 31, 2011	December 31, 2010
Short-term employee benefits – management fees	$120,000	$120,000
Geological consulting	120,000	120,000
	$240,000	$240,000

Refer also to Note 7 and 10.

13.	Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited with major banks in Canada.  As most of the Company’s cash is held by two banks there is a concentration of credit risk.  This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.  The Company’s secondary exposure to risk is on its HST receivable.  This risk is considered to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's primary source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to equity financing is dependent upon market conditions and market risks. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in United States dollar while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.  The majority of cash is held in Canadian dollars.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

13.	Financial risk and capital management (cont’d)

Foreign exchange risk

The following is a summary of Canadian dollar equivalent financial assets and liabilities that are denominated in United States dollars:

	December 31, 2011	December 31, 2010	January 1, 2010
Cash and cash equivalents	$22,197	$20,653	$22,993
Accounts payable	101,594	7,889	-
	$(79,397)	$12,764	$22,993

Based on the above net exposures, as at December 31, 2011 a 10% change in the United States dollar to Canadian dollar exchange rate could impact the Company’s net loss by $7,900.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on certain of its cash equivalents as some instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.  A 1% change in market interest rates would have an impact on the Company’s net loss of $9,000.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, net of cash and cash equivalents.

There were no changes in the Company's approach to capital management during the year.

The Company is not subject to any externally imposed capital requirements.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Cash and cash equivalents	$1,131,358	$2,087,207	$3,118,960
Loans and receivables:
Receivables and prepaids	14,910	11,138	22,203
Taxes recoverable	10,106	15,287	9,753
Reclamation deposits	68,183	61,983	28,356
Available-for-sale financial instruments:
Marketable securities	71,500	174,000	-
	$1,285,951	$2,349,615	$3,179,272

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Non-derivative financial liabilities:
Trade payables	$127,109	$29,774	$57,549

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

13.	Financial risk management (cont’d)

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2011 and December 31, 2010:

	As at December 31, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,131,358	$-	$-
Marketable securities	71,500	-	-
	$1,202,858	$-	$-

	As at December 31, 2010
	Level 1	Level 2	Level 3
Cash and cash equivalents	$2,087,207	$-	$-
Marketable securities	174,000	-	-
	$2,261,207	$-	$-

14.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

The following non-current assets are located in the following countries:

	As at December 31, 2011
	Canada	United States	Total
Property, plant and equipment	$-	$1,578	$1,578
Reclamation bond	-	68,183	68,183
Exploration and evaluation assets	655,306	3,065,901	3,721,207
	$655,306	$3,135,663	$3,790,969

	As at December 31, 2010
	Canada	United States	Total
Property, plant and equipment	$-	$2,254	$2,254
Reclamation bond	-	68,183	68,183
Exploration and evaluation assets	655,306	1,936,842	2,592,248
	$655,306	$2,007,279	$2,662,685

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

15.	Non-cash transactions

During the year ended December 31, 2011, the Company incurred the following non-cash transactions that are not reflected in the statement of cash flows:

	Years ended
	December 31, 2011	December 31, 2010
Reclassification from share-based payment reserve to capital stock on exercise of stock options	$86,191	$-
Received 600,000 common shares of Kokanee for an option payment on the Diamond Peak property	-	90,000

16.	Transition to IFRS

As result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements, making them the first annual financial statements of the Company under IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated, where appropriate, in accordance with IFRS.

Exemptions applied

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

-	IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

-
IAS 21 “The Effects of Changes in Foreign Exchange Rates” has not been applied to cumulative translation differences that existed at the date of transition to IFRS.  The Company has eliminated the cumulative translation difference and adjusted retained earnings by the same amount at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

-
IFRS 2 “Share-based Payment” has not been applied to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.  The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, which have been accounted for in accordance with Canadian GAAP.

Estimates

IFRS 1 requires that estimates made in accordance with IFRS at the date of transition and other comparative periods shall be consistent with estimates made for the same date in accordance with Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 and December 31, 2010 are consistent with its Canadian GAAP estimates for the same date.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2011 and 2010

16.	Transition to IFRS (Cont’d)

Reconciliation of Canadian GAAP to IFRS
Except for the reclassification of contributed surplus (the Canadian GAAP term) to share based payment and share purchase warrant reserve (the IFRS term), the adoption of IFRS had no impact on the financial position of the Company at December 31, 2010 or January 1, 2010 or the financial performance and cash flows of the Company for the year ended December 31, 2010.

17.	Events after the reporting period

On February 22, 2012, the Company granted 675,000 incentive stock options at an exercise price of $0.25 per option expiring on February 22, 2015 to directors and officers of the Company.

On March 19, 2012, the Company received $655,306 as reimbursement on the Howell and Crowsnest properties (See Note 7).