Form 20-F
period 2012-12-31
MAX RESOURCE CORP.
filed 2013-04-29
CIK 1116548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2012
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

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  24,505,985 common shares as at December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No  ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)
Large accelerated filer  ☐                                                                Accelerated filer  ☐                                           Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐                                Item 18 ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

MAX Resource Corp.
Form 20-F Annual Report
Table of Contents

CONTENTS

Table of Contents		3

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS		5

PART I		7

Item 1.	Identity of Directors, Senior Management and Advisers.	7

Item 2.	Offer Statistics and Expected Timetable.	7

Item 3.	Key Information.	7
3.A.	Selected Financial Data	8
3.B.	Capitalization and Indebtedness	11
3.C.	Reasons for the Offer and Use of Proceeds	11
3.D.	Risk Factors	12

Item 4.	Information on the Company	17
4.A.	History and Development of the Company	17
4.C.	Organizational Structure	24
4.D.	Property, Plants and Equipment	24
Item 4.A.	Unresolved Staff Comments	52

Item 5.	Item 5. Operating and Financial Review and Prospects	53
5.A.	Operating Results	55
5.B.	Liquidity and Capital Resources	56
5.C.	Research and Development, Patents and Licenses, etc.	57
5.D.	Trend Information	57
5.E.	Off-balance Sheet Arrangements	57
5.F.	Tabular Disclosure of Contractual Obligations	57

Item 6.	Item 6. Directors, Senior Management and Employees	58
6.A.	Directors and Senior Management	58
6.B.	Compensation	60
6.C.	Board Practices	61
6.D.	Employees	62
6.E.	Share Ownership	62

Item 7.	Major Shareholders and Related Party Transactions	63
7.A.	Major Shareholders	63
7.B.	Related Party Transactions	64
7.C.	Interests of Experts and Counsel	65

Item 8.	Financial Information	65
8.A.	Consolidated Statements and other Financial Information	65
8.B.	Significant Changes	65

Item 9.	The Offer and Listing	65

9.A.	Offering and Listing Details	65
9.B.	Plan of Distribution	67
9.C.	Markets	67
9.D.	Selling Shareholders	67
9.E.	Dilution	67
9.F.	Expenses of the Issue	67

Item 10.	Additional Information	67
10.A.	Share Capital	67
10.B.	Memorandum and Articles of Association	67
10.C.	Material Contracts	68
10.D.	Exchange Controls	69
10.E.	Taxation	70
10.F.	Dividends and Paying Agents	77
10.G.	Statement by Experts	77
10.H.	Documents on Display	77
10.I.	Subsidiary Information	78

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	78

Item 12.	Description of Securities Other than Equity Securities	78
		78
PART II		78

Item 13.	Defaults, Dividend Arrearages and Delinquencies	78

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	78

Item 15.	Controls and Procedures	79

Item 16.	[Reserved]	79
16.A.	Audit Committee	80
16.B.	Code of Ethics	80
16.C.	Principal Accountant Fees and Services	80
16.D.	Exemptions from the Listing Standards for Audit Committees	81
16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	81
16.F.	Change in Registrant’s Certifying Accountant	81
16.G.	Corporate Governance	81
16.H.	Mine Safety Disclosure	83

PART III	FINANCIAL STATEMENTS

Item 17.	Financial Statements	83

Item 18.	Financial Statements	83

Item 19.	Exhibits	83

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

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated, all references in this Annual Report on Form 20-F are to Canadian dollars.

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) based on the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) for the five most recent financial years and the range of high and low exchange rates for the previous six months as obtained from the Bank of Canada.

	2012	2011	2010	2009	2008
Average for the period	0.9989	0.9927	1.0346	1.1486	1.0716

	March 2013	February 2013	January 2013	December 2012	November 2012	October 2012
High for the period	1.0343	1.0314	1.0101	0.9972	1.0057	1.0014
Low for the period	1.0145	0.9952	0.9815	0.9825	0.9906	0.9735

The noon exchange rate on April 25, 2013 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn $1.0194

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.	Key Information.

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

We are a reporting issuer in British Columbia and Alberta and trade in Canada on the TSX Venture Exchange under the symbol MXR.   We are quoted in the United States on the OTCQB tier of the OTC Link under the symbol MXROF.  We were listed on the Frankfurt Stock Exchange on March 2, 2006 under the symbol M1D.

3.A.	Selected Financial Data

The selected financial data of the Company and the information in the following table for the years ended December 31, 2012, December 31, 2011, and December 31, 2010 was derived from the audited consolidated financial statements of the Company audited by DMCL CA, LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this Annual Report on Form 20-F.

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

The following table of selected financial data has been derived from audited financial statements prepared in accordance with International Financial Reporting Standards  (“IFRS”), which differs in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“United States GAAP”).

International Financial Reporting Standards (Cdn$ in 000, except per share data)

	2012	2011	2010
Revenue	Nil	Nil	Nil
Net and comprehensive loss for the year	(1,840)	($1,197)	($418)
Earnings (loss) per share	($0.08)	($0.05)	($0.02)
Dividends per shares	Nil	Nil	Nil

Working capital	$498	$1,101	$2,258
Mineral properties	$2,614	$3,721	$2,592
Long term debt	Nil	Nil	Nil
Total assets	$3,209	$5,019	$4,944
Shareholders’ equity	$3,167	$4,892	$4,914

Consolidated Statements of Cash Flows

	2012	2011	2010
Operating activities
Cash used per IFRS	$637	$495	$498
Investing activities
Cash used (provided) per IFRS	($16)	$1,125	$533
Financing Activities
Cash provided per IFRS	Nil	$665	Nil

The data set forth in the table below for the years ended December 31, 2009 and December 31, 2008 is data derived from consolidated financial statements of the Company audited by DMCL CA, LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this Annual Report on Form 20-F.

The selected consolidated financial information set forth in the first table below for each of the two years ended December 31, 2009 and 2008, which is expressed in Canadian dollars (the Company prepares its financial statements in Canadian dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2009 and 2008. These consolidated financial statements were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differs in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. The selected consolidated financial information in the IFRS chart above should not be compared to the information in the Canadian GAAP or United States GAAP charts below as the information was prepared using different financial reporting standards.

Selected Financial Data

	(In $000 except per share data)
Canadian GAAP	2009	2008

Revenue	Nil	Nil
Net income (Loss) for the year	($4,660)	($1,149)
Earnings (Loss) per share	($0.22)	($0.05)
Dividends per Shares	Nil	Nil

Working capital	$3,093	$4,345
Mineral Properties	$2,142	$5,463
Long Term Debt	Nil	Nil
Total assets	$5,325	$9,983
Shareholders’ equity	$5,268	$9,836

Consolidated Statements of Cash Flows

	2009	2008
Operating activities
Cash used per Canadian GAAP	$621	$370
Investing activities
Cash used per Canadian GAAP	$638	$2,914
Financing Activities
Cash provided per Canadian GAAP	Nil	Nil

	(In $000 except per share data)
United States GAAP	2009	2008

Revenue	Nil	Nil
Net income (Loss) for the year	($4,973)	($3,490)
Earnings (Loss) per share	($0.23)	($0.16)
Dividends per Shares	0	0

Working capital	$3,093	$4,345
Mineral Properties	$644	$1,424
Long Term Debt	0	0
Total assets	$3,826	$5,943
Shareholders’ equity	$3,762	$5,790

Consolidated Statements of Cash Flows

	2009	2008
Operating activities
Cash used per US GAAP	$1,023	$2,710
Investing activities
Cash used per US GAAP	$235	$574
Financing Activities
Cash provided per US GAAP	Nil	Nil

See the heading “Currency and Exchange Rates” above for disclosure of exchange rates between Canadian dollars and United States dollars.  Unless indicated otherwise, all references to dollars in this Annual Report on Form 20-F are to Canadian dollars.

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

Amendments to IAS 32 “Financial Instruments: Presentation”

These amendments address inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,840,099 for the fiscal year ended December 31, 2012 and losses of $1,112,646 and $502,315 for the fiscal years ended December 31, 2011 and 2010, respectively.  As of December 31, 2012, we had a cumulative deficit of $12,872,731 (December 31, 2011: $11,032,632).  There can be no assurance that either the Company or our subsidiary will achieve profitability in the future or at all.

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

As at December 31, 2012, we had cash and cash equivalents on hand of $510,288.  We have sufficient working capital to fund our exploration activities on our mineral properties through fiscal 2013.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  While we believe we have sufficient working capital to fund our activities through our 2013 fiscal year, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral properties we acquire.

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

The Company may be adversely affected by fluctuations in metal prices.

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

In April 2013, gold and silver experienced a dramatic price drop over a two week period that resulted in a negative outlook for junior exploration companies such as ours that will make it difficult for us to raise equity capital in the immediate short term and possibly longer should the market for precious and other metals continue to remain volatile.

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

There are differences in U.S. and Canadian reporting of reserves and resources.

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

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Report on Form 20-F, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

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

We are subject to risks related to recent market events and conditions

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. Throughout 2009, 2010 and 2011, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions which continued throughout 2012 with continued uncertainty in the European marketplace and continued uncertainty surrounding the “fiscal cliff” and United States government spending cuts. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many smaller companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all. Further, as a result of on-going global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash.

We are subject to risk related to general global economic conditions

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

Specifically:

The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity; the volatility of gold prices may impact our potential revenues, profits and cash flow; volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and the devaluation and volatility of global stock markets impacts the valuation of our equity securities.

These factors could have a material adverse effect on our financial condition and results of operations.

The trading market for our shares is not always liquid.

Although our shares trade on the TSX Venture Exchange, the Frankfurt Stock Exchange and the OTCQB tier of the OTC Link, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.  In addition, trading volumes in our common shares can be volatile and if the trading volume of our common shares experiences significant changes, the price of our common shares could be adversely affected.  The price of our common shares could also be significantly affected by factors, many of which are beyond our control.

We do not intend to pay cash dividends.

We have never, and we do not have any intention of paying cash dividends in the foreseeable future. In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

Economic conditions and fluctuation and volatility of stock price may negatively impact shareholder value

The market price of our common shares is highly volatile. If investors’ interest in the sector in which we operate declines, the price for our common shares would likely also decline. In addition, trading volumes in our common shares can be volatile and if the trading volume of our common shares experiences significant changes, the price of our common shares could be adversely affected. The price of our common shares could also be significantly affected by other factors, many of which are beyond our control.

Fluctuations in economic conditions, such as the continuing downturn in the global economy, may also significantly affect our ability to meet our objectives which could adversely affect our share price.

Our securities may be subject to penny stock regulation.

Our stock is subject to “penny stock” rules as defined in Rule 15-9 of the Exchange Act.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Our common shares are subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Our Passive Foreign Investment Company (“PFIC”) status has possible adverse tax consequences for U.S. investors.

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that we believe we were a passive foreign investment company (“PFIC”) for the year ended December 31, 2012, and may continue to be a PFIC in future years.  If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to our shares.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to its shareholders.  However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF rules, in event that we are a PFIC and a U.S. taxpayers wishes to make a QEF election.  Thus, U.S. taxpayers may not be able to make a QEF election with respect to their common shares.  Each U.S. taxpayer should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF election.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.  This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain United States Federal Income Tax Considerations.”  Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of Alberta, Canada and registered extra-provincially in the Province of British Columbia, Canada.  All of our directors and officers are residents of Canada, with the exception of Clancy Wendt (who resides in the United States), and part of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act.  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

The loss of key management personnel may adversely affect our business and results of operations.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management team, particularly our Chief Executive Officer (“CEO”), Stuart Rogers. Investors must be willing to rely to a significant extent on their discretion and judgment.

Certain directors may be in a position of conflicts of interest.

Certain members of our board also serve as directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors may be in a position of conflict. Any decision made by those directors will be made in accordance with their duties and obligations to deal fairly and in good faith of our company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

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

The trading symbol for the Company on the TSX Venture Exchange is “MXR” with the symbol on the OTCQB tier of the OTC Link being “MXROF”.  The trading symbol on the Frankfurt Exchange is “M1D”.

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

Mineral Properties Now Held

Table Top Gold Project (Nevada)

On September 1, 2009 we entered into an Option Agreement with Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration, granting us an option (the “Table Top Option”) to acquire a 100% interest in the Table Top gold project claims (“Table Top Project”) in Humboldt County, Nevada for the sum of US$300,000 (the “Table Top Purchase Price”) and a 3% NSR Royalty, 1% of which can be repurchased for US$1 million.  The Table Top Project consists of 10 claims and is located 10 miles west of the town of Winnemucca, Nevada.  Under the terms of the agreement we are required to make the following rental payments (the “Table Top Rental Payments”) in order to maintain the Table Top Option in good standing:

Date	Payment Amount (USD)
Upon execution of the Agreement (September 1, 2009)	$5,000 (paid)
On the First anniversary of the Agreement (September 1, 2010)	$25,000 (deferred)
On the Second anniversary of the Agreement (September 1, 2011)	$35,000 (deferred)
Each anniversary thereafter	$50,000 (deferred)

During 2012 we spent a total of $592 on exploration on the Table Top Project, including drilling.  See “Special Notes regarding Forward Looking Statements”.  See Item 4.D, “Property, Plant and Equipment – Table Top Project”.

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

In addition we are required to make exploration expenditures totalling US$700,000 on the EMW claims in the second to fifth years (subject to receipt of the necessary drill permits), as follows:

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

We made the following expenditures on this property during the fiscal years ending December 31, 2012, 2011 and 2010:

	2012	2011	2010
Drilling and assays	$-	$-	$5,202
Geological consulting	2,387	6,045	29,923
Field expenses	-	282	3,632
	$2,387	$6,327	$38,748

See Item 4.D, “Property, Plant and Equipment – East Manhattan Wash Gold Project”.

Howell/Crowsnest Gold Project (British Columbia)

Due to a change in policy by the Government of British Columbia resulting in a moratorium on exploration in the area, we ceased exploration on this property in 2010 and received compensation from the Province of British Columbia in March 2012 for our out-of-pocket expenditures totaling $655,306 in return for our relinquishing our interest in the property.

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

JDuring the year ended December 31, 2009, we spent a total of $3,078 for geological consulting fees on the Howell property, and we claimed a BC Mining Tax recovery in the amount of $20,684.  We also spent a total of $248,429 on exploration of the Crowsnest property, comprised of drilling and assays ($112,088), geological consulting ($52,524), and field expenses ($83,817) during 2009.

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

The following rental payments (the “Rental Payments”) were required in order to maintain the Ravin Option:

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

During the year ended December 31, 2009 we spent a total of $17,930 on exploration of the Ravin property comprised of drilling and assay costs ($3,939), geological consulting fees ($12,930), and field expenses ($1,071).  During the year ended December 31, 2010 we spent $639 on geological consulting for the Ravin property, with no expenditures incurred during the years ended December 31, 2011 and 2012.  Due to continued weakness in the market price of molybdenum, we elected not to make the annual payments to the Bureau of Land Management when due on September 1, 2012 and abandoned the Ravin property, resulting in a write-off during the year ended December 31, 2012 of $706,025.   See Item 4.D, “Property, Plant and Equipment – Ravin Molybdenum/Tungsten Property”.

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

Under the terms of the Diamond Peak Option Agreement, we issued 100,000 shares of the Company to the Wendt Family Trust and must make the following rental payments (the “Diamond Peak Rental Payments”) in order to maintain the Diamond Peak Option:

Date	Payment Amount (U.S funds)
Upon execution of the option agreement (May 9, 2006)	$25,000 (paid)
First anniversary of effective date (May 9, 2007)	$35,000 (paid)
Second anniversary of effective date (May 9, 2008)	$45,000 (paid)
Third anniversary of effective date (May 9, 2009)	$50,000 (paid )
On June 30, 2010 upon execution of the amending agreement	$25,000 (paid)
On May 9, 2011 (as amended)	$35,000 (deferred)
On May 9, 2012 (as amended)	$45,000 (deferred)
Each anniversary thereafter for 4 years (as amended)	$50,000

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

In June 2010 Kokanee advised us that they would not be making the US$50,000 payment then due and would be abandoning their option.  We have reviewed all work conducted by Kokanee and conducted soil sampling and constructed roads and drill pads at Diamond Peak in preparation for drilling.    During the year ended December 31, 2012, we spent $1,823 for geological consulting on the Diamond Peak project.  During 2011, we incurred $1,794 of drilling and assaying fees and $577 of field expenses at Diamond Peak and in 2010 we spent $21,248 on geological consulting, $9,220 on assays and $27,624 on field expenses.    See Item 4.D, “Property, Plant and Equipment – Diamond Peak Property.”

C de Baca Project (New Mexico):

In September 2005, we announced that we had entered into an agreement with Applied Geological Services, Inc. of Denver, Colorado for the acquisition of a total of 108 uranium exploration claims (the “Dat Claims”) in Socorro County, New Mexico.  Consideration for the acquisition of the Dat Claims (known also as the “C de Baca Project”) is an immediate US$10,000 cash payment with annual payments of US$10,000 until production.  After production, a royalty of 2% of revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.  The obligation to make payments to Applied Geologic Services can be terminated at anytime by us by providing notice that we are abandoning the Dat Claims and agreeing to transfer them back to the vendor. In 2007 we conducted a 14 hole drill program to follow up on historic Occidental Minerals drilling and we were successful in confirming historic uranium grades.  In March 2008 we received a Technical Report prepared by Michael G. Bersch, Phd. PG, which recommends further exploration at C de Baca that will include diamond drilling, project and regional scale geologic mapping.  During the year ended December 31, 2008 we spent $16,360 for geological consulting and $2,001 permitting on the C de Baca project.  No money was spent on the project during the years ended December 31, 2012, 2011 and 2010.  Due to continuing weakness in the market price for uranium, and in order to conserve cash, we elected not to make the annual payments to the Bureau of Land Management when due on September 1, 2012 and abandoned the C de Baca project, resulting in a write-off during the year ended December 31, 2012 of $471,597.  See Item 4.D, “Property, Plant and Equipment – C de Baca Project”.

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

Performance Date	Annual Amount	Cumulative Amount
By the first anniversary date	$ 500,000	$ 500,000 (completed)
By the second anniversary date	$ 750,000	$1,250,000 (completed)
By the third anniversary date	$ 1,000,000	$2,250,000
By the fourth anniversary date	$ 1,250,000	$3,500,000
By the fifth anniversary date	$ 1,500,000	$5,000,000
By the sixth anniversary date	$ 1,500,000	$6,500,000

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

On December 3, 2012 we entered into a Mining Lease and Option to Purchase Agreement (the “Majuba Hill Lease Agreement”) with Claremont and JR Exploration LLC of Utah whereby we can acquire a 100% interest in the Majuba Hill Property by the payment to Claremont of US$1,000,000 over a four year period, with US$200,000 having been paid on signing and US$200,000 payable each year on the anniversary of the Majuba Hill Lease Agreement.  The Majuba Hill Lease Agreement replaced the previous Majuba Hill Option Agreement with Claremont.  Under the terms of the Majuba Hill Lease Agreement, there will be no annual work commitments and the NSR will be reduced from 3% to 1%.

During the year ended December 31, 2011, we incurred $213,081 for geological consulting, $481,603 for drilling and $134,034 for field expenses on the Majuba Hill project. During the year ended December 31, 2012, we incurred $181,781 for geological consulting, $204,469 for drilling and $57,588 for field expenses on the Majuba Hill project.   See Item 4.D, “Property, Plant and Equipment – Majuba Hill Copper/Silver Property”.

4.B	Business Overview

During the fiscal year ended December 31, 2012, we:

(i)	completed a 872 meter core drilling program at the Majuba Hill Project;
(ii)
undertook preliminary metallurgical testing on samples from Majuba Hill to test the feasibility of utilizing low cots heap leach mineral extraction technology for the extraction of silver and copper; and

(iii)
entered into a Mining Lease and Option to Purchase Agreement whereby we can acquire a 100% interest in the Majuba Hill Property by the payment to Claremont of US$1 Million over a four year period, with $200,000 having been paid on signing and $200,000 payable each year on the anniversary of the effective date.  The Majuba Hill Lease Agreement replaced the previous Option Agreement with Claremont whereby we could earn up to a 75% interest in the Majuba Hill project by spending US$10 Million over an eight year period, subject to a 3% NSR payable to the vendor.  Under the terms of the Majuba Hill Lease Agreement, there will be no annual work commitments and the NSR has been reduced from 3% to 1%.

See “Principal Expenditures and Divestitures”.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Stuart Rogers, devotes approximately 80% of his business time to our affairs.  Effective October 1, 2008, the Company entered into a Consulting Agreement between West Oak Consulting Group, Inc. (“West Oak) and us.  Mr. Rogers is the sole shareholder and key employee of West Oak.  Pursuant to the Agreement, West Oak, through its key employee who acts as our President and CEO, performs management services on our behalf, will receive $10,000 per month for a period of 24 months.  The Agreement calls for an automatic renewal for a second 24 month period in the absence of either West Oak or us providing written notice of termination of the agreement.

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

Office Space

We utilize about 167 square feet of office space in Vancouver, British Columbia.  On September 1, 2012, we entered into a two year lease on these premises with a property management firm for $1,909 per month plus telephones.

Looking forward to 2013, we anticipate that we will be able to fund our ongoing general and administrative expenses through the next year from funds on hand.  Due to the volatility in capital markets and continued depressed commodity prices for molybdenum and uranium, we took steps to reduce our general and administrative costs, primarily through reductions in advertising and promotional expenses.  The resulting cost savings were evident during fiscal 2012, 2011 and 2010 and will continue in subsequent periods.  Due to the recent drastic decline during April 2013 in the market price for gold, silver and copper which has resulted in a very difficult marketplace in which to raise additional capital, we also plan to be selective in incurring exploration expenditures during the balance of fiscal 2013, which management having elected to defer their monthly compensation since December 1, 2012 in order to conserve cash.

While conditions in the resource sector have improved somewhat since 2009, the recent drastic drops in the market price for gold, silver and copper, have combined with the negative events in Europe to once again result in access to capital being limited for early stage exploration companies and we will continue to review our project portfolio and may elect to reduce or eliminate exploration expenditures or abandon certain of our properties should we not deem it fiscally prudent to satisfy these obligations when they come due.

As of April 26, 2013, we have funds on hand of approximately $410,000 which is expected to provide sufficient working capital to fund our general and administrative expenditures through fiscal 2013 but will be insufficient to allow us to conduct meaningful exploration activities on our mineral properties during fiscal 2013, as outlined in Item 4D below.   See “Special Note Regarding Forward Looking Statements”.

Seasonality

The Company’s exploration activities are all in the State of Nevada and are not subject to seasonal variations although certain activities may need to be delayed during periods of extreme inclement weather.

Competition

The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of minerals are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

4.C	Organizational Structure

The Company has only one subsidiary, MAX Resource, Inc., a wholly owned Nevada corporation incorporated in the fiscal year ending December 31, 2005 for the purpose of holding the Company’s mineral interests in Arizona, New Mexico and Nevada and for the purpose of securing work permits on its properties in those jurisdictions.  Throughout this Annual Report on Form 20-F, MAX Resource, Inc. and its parent company, MAX Resource Corp., are collectively referred to as the Company.

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

Mineral Properties

Table Top Gold Project (Nevada)

Nature of Interest and Terms of Acquisition

This property consists of 10 claims covering approximately 200 acres located in Humboldt County, Nevada 10 miles west of the town of Winnemucca (the “Table Top Project”).

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

Date	Payment Amount (USD)
Upon execution of the Agreement (September 1, 2009)	$5,000 (paid)
On the First anniversary of the Agreement (September 1, 2010)	$25,000 (deferred)
On the Second anniversary of the Agreement (September 1, 2011)	$35,000 (deferred)
Each anniversary thereafter	$50,000 (deferred)

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

Description, Location and Access:

Table Top consists of 10 claims covering 200 acres all of which are located in Humboldt County, Nevada 10 miles northwest of the town of Winnemucca.  The properties is now comprised of the CJN 1-10 unpatented lode mining claims in section 10, T. 35 N., R. 36 E. Humboldt County, Nevada, under Nevada Mining Claim BLM Numbers  NMC 0998450-0998459 inclusive.

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

During the year ended December 31, 2012, the Company incurred consulting fees of $592 at the Table Top Project.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due prior to August 31, 2012

East Manhattan Wash Gold Project (Nye County, Nevada)

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

Under the terms of the option agreement we are required to make payments to MSM LLC in order to maintain the option in good standing, as follows:

DATE	PAYMENT AMOUNT
Upon execution of the Option Agreement	$28,000 USD (paid)
First anniversary of effective date (December 4, 2008)	$20,000 USD (paid)
Second anniversary of effective date (December 4, 2009)	$25,000 USD (paid)
Third anniversary of effective date (December 4, 2010)	$40,000 USD (paid)
Fourth anniversary of effective date (December 4, 2011)	$50,000 USD (deferred)
Fifth anniversary of effective date (December 4, 2012)	$100,000 USD (deferred)

The payments due on the fourth and fifth anniversary are subject to securing a drill permit.

In addition we are required to make exploration expenditures totalling US$700,000 on the EMW claims in the second to fifth years, subject to securing a drill permit, as follows:

DATE	EXPENDITURE REQUIRED
On or before December 4, 2009	$150,000 USD (fulfilled)
On or before December 4, 2010	Further $150,000 USD (deferred, subject to receipt of drill permit)
On or before December 4, 2011	Further $200,000 USD (deferred, subject to receipt of drill permit)
On or before December 4, 2012	Further $300,000 USD (deferred, subject to receipt of drill permit)

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
MILES
0
50
100
Scale 1:3,200,000
1" = 50 Miles
N
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

During the year ended December 31, 2012 MAX spent $2,387 on geological consulting at the EMW claims.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due prior to August 31, 2012

Howell /Crowsnest Gold Project (British Columbia):

Due to a change in policy by the Government of British Columbia resulting in a moratorium on exploration in the area, we ceased exploration on this property and were reimbursed our out-of-pocket exploration expenses totaling $655,306 by the Province of British Columbia in March 2012 and relinquished our interest in the property.

Nature of Interest and Terms of Acquisition

The Howell /Crowsnest Gold project was comprised of the Howell property, located one hour south of the town of Sparwood (by gravel road) in Southeast B.C., and the Crowsnest Property, which is located approximately 10 km southeast of the Howell property.

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

Under the terms of the option agreement (as amended), we were required to make the following payments and share issuances to Eastfield in order to keep the Howell/Crowsnest Option in good standing:

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

In March, 2012 we relinquished our interest in the Howell and Crowsnest properties in exchange for re-imbursement of our out-of-pocket expenses totally $655,306 by the Province of British Columbia and the Howell Crowsnest Option agreement was terminated with no further option payments due to Eastfield, who also relinquished their interest to the Province of British Columbia at that same time.

Howell Property

The Howell Property was comprised of 4,760 hectares in Southeast B.C. located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.   The property is 40 kilometers south of the Elk Valley Coal Mine and can be accessed via all-weather logging haul roads and secondary logging roads that cut through the middle of the property.

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

The majority of the Howell Property claims were past their 3rd anniversary and the amount of exploration required to advance the expiry dates of all the Howell claims by one year is $38,080 plus a filing fee of $1,904.   The Howell Property currently has assessment work credits filed on it which satisfies British Columbia requirements for varying expiry dates by claim during 2010 and 2011 in accordance with the expiry dates listed in the preceding table.

History of Exploration and Status:

The Howell Project was underlain by a thick sequence of Paleozoic limestones and sedimentary rocks and older Proterozoic sediments.  Mid-Cretaceous intrusions occurring as sills, dykes, plugs and diatremes intrude these units.  Gold mineralization occurs disseminated in limestone and with quartz stockworks in syenite intrusives and Proterozoic sediments.  Prior drilling has included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.  A diamond drill hole from 2006, collared to the west of the surface expression of the important Palaeozoic limestone, penetrated a near surface fault and intersected 43 metres grading 0.42 g/t gold to the bottom of the hole at 66 metres.  Hole HW-606 effectively expands the prospective area for the target model.  The last sample in this hole graded 0.44 g/t gold indicating a need to drill deeper and test the target along strike; the first hole of the 2008 drill program will deepen this hole to approximately 200 metres.

Prior exploration at the Howell Property had included 6,197 metres of drilling in 49 holes.  Several holes have also intersected significant “manto style” silver-lead-zinc intercepts in limestone.  These include 15.3 g/t silver , 0.40% lead and 2.40% zinc over 7.5 metres and 51.5 g/t silver, 1.98% lead, 1.87% zinc, and 0.32 g/t gold  over 7.6  metres.  An important additional target which will be tested during the 2008 drill program is Carbonate Replacement Deposit (“CRD”) style mineralization in the general vicinity of hole HRC-15 (located 1,100 metres to the west of the first hole of the current program), drilled by Placer Dome Inc. in 1988, which intersected 7.6 metres grading 51.5 g/t silver, 1.98% lead, 1.87% zinc, and 0.32 g/t gold.   This CRD style mineralization has not been actively explored at Howell during past exploration efforts.

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

Crowsnest Property

The Crowsnest Property was comprised of 3,269 hectares in Southeast B.C. located one and one half hours by gravel road south of the town of Sparwood, and is located approximately 10 km southeast of the Howell Property.   The property can be accessed via all-weather logging haul roads and secondary logging roads that cut through the middle of the property.

There is no electricity available at the property site, with surface water abundant within the property boundaries.

The following map indicates the location of the Crowsnest Property in Southeastern British Columbia:

CANADA
CROWSNEST PROJECT
British
Columbia
Fort Nelson
Fort St. John
Dawson Creek
Hudson's Hope
Chetwynd
Mackenzie
Stewart
Prince Rupert
Terrace
Smithers
Kitimat
Houston
Burns Lake
Fraser Lake
Fort St. James
Vanderhoof
Prince George
Quesnel
Bella Coola
Williams Lake
100 Mile House
Fraser River
Clinton
Cache Creek
Lillooet
Ashcroft
Pemberton
Whistler
Lytton
Squamish
Gibsons
Sechelt
Powell River
Port Hardy
Campbell River
Comox
Courtenay
Qualicum Beach
Parksville
Port Alberni
Nanaimo
Ladysmith
Duncan
Tofino
Ucluelet
Sydney
VICTORIA
Sooke
Vancouver
Hope
Merritt
Princeton
Keremeos
Osoyoos
Oliver
Penticton
Summerland
Kelowna
Vernon
Armstrong
Enderby
Sicamous
Salmon Arm
Chase
Kamloops
Barriere
Revelstoke
Golden
Invermere
Nakusp
New Denver
Kaslo
Nelson
Castlegar
Grand Forks
Rossland
Trail
Fruitvale
Salmo
Creston
Kimberley
Cranbrook
Fernie
Sparwood
Pacific Ocean
Vancouver Island
CROWSNEST PROJECT

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

Maintaining the claims in good standing in British Columbia:

The Crowsnest Property consists of thirteen claims totaling 3,269 hectares. All claims have sufficient assessment work filed to cover the claims until 2012.  The Province of British Columbia requires that exploration work in the amount of $4.00 per hectare per year be completed on a claim in the first three years of a claim’s existence.  The amount of assessment work required to keep the claims in good stead increases to $8.00 per hectare per year after the third anniversary. An equal amount of cash may be paid in substitution to exploration expenditures (cash in lieu).  Excess expenditures incurred in any year can be filed up to an amount that moves the expiry date ten years into the future.  A filing fee of $0.40 per hectare per year is also required.  Most of the Crowsnest claims were past their third year and consequently an exploration expenditure of $12,152 plus a filing fee of $1,307.60 would have been required to advance the dates for each year beyond 2012.

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

We had planned to conduct an extensive exploration program during 2010, to extend the area of high grade mineralization at the Crowsnest Property with new targets identified and a review of historic data, however, on February 9, 2010 the Government of the Province of British Columbia announced that it intended to halt all ongoing exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  Accordingly, we will not be able to conduct any further exploration or development work on the property nor will we be able to sell our interest in the property to third parties.  As a result, in March, 2012 we relinquished our interest in the Howell and Crowsnest properties in exchange for re-imbursement of our out-of-pocket expenses totally $655,306 by the Province of British Columbia and the Howell Crowsnest Option was terminated..

Ravin Molybdenum/ Tungsten Property (Lander County, Nevada)

Nature of Interest and Terms of Acquisition

The Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) is comprised of 50 claims located 20 miles north of the town of Austin in Central Nevada.  We acquired our interest in this property by agreement dated for reference September 10, 2007, as amended November 9, 2010, with Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration granting us an option to acquire a 100 % interest in the Ravin Property for the sum of US$300,000 (the “Ravin Option”). Due to continued weakness in the market price for molybdenum, and in order to conserve cash, we elected not to pay the annual maintenance fees when due on August 31, 2012 and abandoned the property.

The following rental payments (the “Ravin Rental Payments”) were required in order to maintain the Ravin Option:

Date	Payment Amount
Upon execution of the option agreement	$5,000 USD (paid)
First anniversary of effective date (September 10, 2008)	$25,000 USD (paid)
Second anniversary of effective date (September 10, 2009)	$35,000 USD (paid)
Each anniversary thereafter (subject to increase to $US50,000 on certain triggering events)	$10,000 USD (paid to September 2011)

We were able to exercise the Ravin Option at any time by payment of the Ravin Purchase Price and grant of a 3% NSR, 1% of which could have been repurchased for US$1 million (the “Ravin Royalty”).  We were required to make minimum annual advance royalty payments of US$50,000 after exercise until commencement of sustained commercial production, with such payments being credited against the Ravin Royalty.  The Ravin Rental Payments were not credited against the Ravin Royalty or the Ravin Purchase Price, and were not payable after the Ravin Option is exercised. Due to continued weakness in the market price for molybdenum, and in order to conserve cash, we elected not to pay the annual maintenance fees when due on August 31, 2012 and abandoned the property.

Description, Location and Access:

The Ravin Property is a historic Freeport/Huston Oil and Minerals Metal property that was explored during the late 1970’s and early 1980’s.  The property is comprised of the following 50 claims:

Name of Claims	BLM Serial Nos.
MOLY 20	NMC 964209
MOLY 22	NMC 964211
MOLY 24	NMC 964213
MOLY 26	NMC 964215
MOLY 28	NMC 964217
MOLY 30	NMC 964219
MOLY 32	NMC 964221
MOLY 67-90	NMC 964256-064279
MOLY 115	NMC 964304
MOLY 117	NMC 964306

MOLY 119	NMC 964308
MOLY 121	NMC 964310
MOLY 123	NMC 964312
MOLY 125-138	NMC 964314-964327

The Ravin Property is located 20 miles north of the town of Austin, Nevada and is accessible by paved road to within 5 miles of the property and by gravel road to the property itself.

The following is a map of the location of the Ravin Property:

95
93
80
Winnemucca
80
Elko
80
Battle Mountain
Lovelock
Ravin Project
395
95
93
Reno
80
Fallon
50
Austin
50
Eureka
Virginia City
Carson City
Ely
50
50
Yerington
Schurz
Minden
Hawthorne
395
95
6
93
6
Tonopah
Pioche
Goldfield
95
Ravin Project
Location Map
Lander County, Nevada
Major Towns
Major Highways
Secondary Highways
Ravin Project Location
15
Las Vegas
15
N
Portions of Townships 21-22 North
Range 42 East
MILES
95
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

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   Due to continued weakness in the market price for molybdenum, and in order to conserve cash, we elected not to pay the annual maintenance fees when due on August 31, 2012 and abandoned the property.

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

We entered into a mineral property option agreement on May 15, 2006, amended effective September 30, 2009, with Kokanee Placer (the “Kokanee Option”) whereby we granted to Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 common shares of Kokanee Minerals Inc. (“Kokanee”), a public company (TSX V Symbol KOK) which exchanged its shares for Kokanee Placer in conjunction with its public listing (completed in January, 2010).

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

During the year ended December 31, 2012 we spent $1,823 for geological consulting at Diamond Peak.

Maintaining the claims in good standing in Nevada:

Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due on August 31, 2012.

C de Baca Project (New Mexico)

Nature of Interest and Terms of Acquisition

We acquired our initial interest in the C de Baca Project by agreement dated for reference September 2005 with Applied Geological Services, Inc. of Denver, Colorado for the acquisition of a total of 108 uranium exploration claims (the “Dat Claims”) in Socorro County, New Mexico.  Consideration for the acquisition of the Dat Claims (known also as the “C de Baca Project”) was an immediate US$10,000 cash payment with annual payments of US$10,000 until production.  After production, a royalty of 2% of revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.  The obligation to make payments to Applied Geologic Services can be terminated at anytime by us by providing notice that we are abandoning the Dat Claims and agreeing to transfer them back to the vendor. Due to continued weakness in the market price for uranium, and in order to conserve cash, we elected not to pay the annual maintenance fees when due on August 31, 2012 and abandoned the property.

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
HOBBS
LAS CRUCES
TEXAS
MEXICO
Map By JRM Date 3/4/80
Drft. By JRG Date 3/5/80
Revised

SOCORRO CO., NEW MEXICO

REGIONAL LOCATION MAP

FIGURE 1

 Maintaining the claims in good standing in New Mexico:

Under Bureau of Land Management rules for the State of New Mexico Office, all locators and holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 of each calendar year.   Due to continued weakness in the market price for uranium, and in order to conserve cash, we elected not to pay the annual maintenance fees when due on August 31, 2012 and abandoned the property.

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

The terms of the Majuba Hill Option Agreement with Claremont allowed us to earn an initial 60% interest in the property over six years by spending US$6.5 Million on exploration of the property, as follows.

Performance Date	Annual Amount	Cumulative Amount

By the first anniversary date	$ 500,000	$ 500,000 (completed)
By the second anniversary date	$ 750,000	$1,250,000

By the third anniversary date	$ 1,000,000	$2,250,000
By the fourth anniversary date	$ 1,250,000	$3,500,000
By the fifth anniversary date	$ 1,500,000	$5,000,000
By the sixth anniversary date	$ 1,500,000	$6,500,000

We could increase our interest in the Majuba Hill Property to 75% by spending a further $3.5 Million on exploration over a subsequent two year period.

In addition, we were also required to make annual advance royalty payments of US$20,000 to a third party, JR Exploration LLC, a Nevada limited liability company, on the effective date of the Option Agreement and each anniversary thereafter.   The Majuba Hill Property is also be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1.5 Million.

On December 3, 2012 we entered into a Mining Lease and Option to Purchase Agreement (the “Majuba Hill Lease Agreement”) with Claremont and JR Exploration LLC of Utah whereby we can acquire a 100% interest in the Majuba Hill Property by the payment to Claremont of US$1,000,000 over a four year period, with US$200,000 having been paid on signing and US$200,000 payable each year on the anniversary of the Majuba Hill Lease Agreement.  The Majuba Hill Lease Agreement replaced the previous Majuba Hill Option with Claremont.  Under the terms of the Majuba Hill Lease Agreement, there will be no annual work commitments and the NSR will be reduced from 3% to 1%.

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
50
395
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

Having discovered the primary zone of porphyry mineralization below Majuba Hill, we concentrated our 2012 exploration activity on defining the high grade supergene (oxide) system located above this zone.  The initial hole of the Phase III program, MM-21, was drilled to a depth of 351 m and tested a ridge of high grade oxide mineralization identified during geologic exploration in 2011 that appears to extend a further 500 m to the southeast to the “Ball Park” area, where hole MM-17 intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag.  On completion of hole MM-21, the drill rig was moved to the DeSoto zone 1.4 km to the northwest and seven holes were drilled to follow-up on the discovery hole at DeSoto, MM-18, which intercepted 29.2 m of 30.5 g/t Ag and 0.69% Cu.  Core from this program was split, logged and submitted to Inspectorate in Reno for assay.

Assays results from the first hole of the program, MM-21, were announced on September 11, 2012.  Hole MM-21 intercepted 4.6 m @ 58.0 g/t Ag and 7.6 m @ 0.80% Cu within an overall mineralized intercept of 332 m @ 12 g/t Ag and 0.13% Cu (23.9 g/t silver equivalent (“AgEq”)) in oxides that began within 12 m of surface. Hole MM-21 was collared approximately 250 m southeast of the middle portal of the past-producing Majuba Hill mine, where Phase I drilling by MAX in 2011 intercepted long intervals of high grade silver and copper mineralization near surface. Hole MM-21 confirms that a southeast trending ridge of high-grade oxide mineralization extends a further 500 m to the southeast from the Majuba Hill mine to the Ball Park target area. A map showing drilling locations from the 2011 exploration programs at Majuba Hill, as well as the location of MM-21, is available on our web site at www.maxresource.com.

Significant intervals from hole MM-21 are summarized in the following table:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Ag (g/t)	AgEq (g/t)
MM-21	068	-44	351.4 m	12.2	344.5	332.3 m	0.13%	12.0	23.9
includes				50.3	131.1	80.8		19.2
includes				56.4	61.0	4.6		58.0
includes				259.1	266.7	7.6	0.80%	10.8
includes				263.7	266.7	3.0	1.16%	10.1
includes				242.4	291.1	48.7	0.32%	16.5	47.1

Note: Silver equivalent is calculated based on 100% metallurgical recovery and five-year historic metal prices of $24 U.S. for silver and $3 U.S. per pound for Copper.

In addition, we were able to acquire some of the data from drilling completed by the Minefinders Exploration group at Majuba Hill in 1974-5. This information was obtained from a reliable source but readers are cautioned that this information predates NI 43-101 and is not NI 43-101 compliant; it is provided for information purposes only and should not be relied upon. This data included Minefinders hole MF-01, which was drilled a further 250 meters to the southeast of hole MM-21 at an azimuth of 288 and a -54 angle to a total depth of 707 meters.  Hole MF-01 was assayed on 3 meter intervals and contained 155.4 m @ 9.23 g/t Ag and 0.221% Cu starting at a down hole depth of 220 meters.  Minefinders hole MF 2 was drilled at the same location as MAX’s hole MM-17 to a depth of 387 m and intercepted 30.5 m @ 0.60% Cu from 85.3 m to 115.8m. It also contained 91.4 m @ 11.2 g/t Ag from 42.7 m to 134.1 m, inclusive of 9.1 m @ 53.0 g/t.  These drill results, combined with the results from our hole MM-21, serve to expand the known mineralized silver/copper zone for 500 m to the southeast and to a depth of at least 350 m from surface. We now believe that Majuba Hill is a significant porphyry system with a chalcocite blanket; the next phase of drilling at Majuba Hill will focus on the expansion of the known mineralized zone within this target area, now referred to as the “Majuba Ridge”.

In October, 2012 MAX announced assays from the seven core holes (521 m) drilled at the high grade silver/copper DeSoto soil anomaly, 1.4 km to the northwest of the main mineralized zone at the historic Majuba Hill mine in Nevada. These shallow step-out holes were drilled to test the extension of near-surface oxide mineralization at DeSoto, where the discovery hole, MM-18, intercepted 29.2 m of 30.5 g/t Ag and 0.69% Cu (98.3 g/t silver equivalent(“AgEq”)) in the fall of 2011. The DeSoto soil anomaly was defined by soil sampling and measures approximately 2 km long by 1 km wide, with values as high as 1.53% Cu and 209 g/t Ag in soils. Significant copper and silver mineralization was intercepted in four of the seven holes drilled, confirming DeSoto as the second highly prospective mineralized zone to be identified by MAX at Majuba Hill project. Highlights of this drilling at DeSoto included 7.8 m @ 28.0 g/t Ag and 0.57% Cu (81.5 AgEq) in hole DSM-02 and 6.4 m @ 38.8 Ag and 0.70% Cu (105.1 g/t AgEq) in DSM-06.

Significant intervals from the DeSoto drilling are summarized in the following table:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Ag (g/t)	AgEq (g/t)
DSM-01	059	-45	128.8	71.6	73.1	1.5	.50%	36.4	92.3

DSM-02	125	-45	66.3	3.0	4.7	2.7	0.58%	17.7	72.7
				46.5	54.3	7.8	0.57%	28.0	81.5
Includes				52.8	54.3	1.5	2.13%	101.9	342.2

DSM-04	310	-64.3	16	9.1	10.7	1.6	0.34%	18.5	50.6

DSM-06	115	-45	31.0	6.1	7.6	1.5	0.39%	26.0	63.2
				19.5	25.9	6.4	0.70%	38.8	105.1
Includes				19.5	21.0	1.6	1.26%	81.7	200.8
Includes				24.1	25.9	1.8	1.47%	65.6	204.6

Note: Silver equivalent is calculated based on 100% metallurgical recovery and five-year historic metal prices of $24 U.S. for silver and $3 U.S. per pound for Copper.

Hole DSM-02 was drilled 200 m northwest of the DeSoto discovery hole, MM-18, and intercepted 7.8 m @ 28 g/t Ag and 0.57% Cu (81.5 g/t AgEq),  inclusive of 1.5 m of 101.9 g/t Ag and 2.13 % Cu.  A further 310 m to the northwest, hole DSM-06 intersected a separate mineralized zone that included intervals of 1.6 m @ 81.7 g/t Ag and 1.26% Cu and 1.8 m @

65.6 g/t Ag and 1.47% Cu within 26 m of surface. This initial shallow drilling indicates the presence of high grade copper and silver mineralization in the Auld Lang Syne formation at DeSoto and has provided us with a better understanding of the structural fabric of the system and the depositional environment. We believe that DeSoto is a replacement system within the Auld Lang Syne formation; detailed structural mapping and sampling will focus on the direction and mineralogy of mineralization at DeSoto and its relationship to the Majuba diking and main intrusive system on the Majuba property prior to resumption of drilling.

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

In April 2012, MAX entered into a mineral lease with New Nevada Resources LLC (“NNR”) for 560 acres of mineral rights (“Section 33”) immediately adjacent the the DeSoto zone at the Majuba Hill project.  The mineral lease with NNR is for a term of 20 years and calls for annual lease payments of $15 per acre in the first year, increasing incrementally to $30 per acre in year four and subsequent years. NNR has the right to retain a 15-per-cent working interest in Section 33 or can convert it to a net smelter return of 0.5 per cent on base metals and 1 per cent on precious metals, in addition to retaining an overriding NSR of 1.75 per cent on base metals and 3 per cent on precious metals.   Based on the drill results achieved at the adjacent De Soto zone during drilling in 2012 (outlined above), we elected not to make the annual lease payment when due in April 2013 and relinquished this property back to NNR.

On March 4, 2013 we announced the preliminary report by John Fox, P.Eng., Consulting Metallurgical Engineer  of Laurion Consulting Inc. on the test work carried out on samples from Majuba Hill by Inspectorate Exploration & Mining Services in Richmond, B.C.

A total of fourteen samples of assay sample reject material (crushed to 6 mesh) were received at Inspectorate and these were made into a single composite weighing 58 kg.   A sub sample was taken for head analysis and indicated a grade of 0.62% Cu and 34.6 g/t Ag.

A series of bottle roll acid tests were carried out with sulphuric acid at pH 1.3 on material running 6 mesh and on material ground to 200 mesh.   After 14 days of leaching the copper extraction was 81.1% and 84.6% respectively.  These results indicate the potential for heap leaching copper in a relatively short leach cycle, with acid consumption modest at 25kg/t, which is in line with expectations.

Leach testing was also conducted with thiosulphate over a six hour period and 24 hour period. Leaching was carried out at pH8 on the two samples, 6 mesh (un-ground) and 200 mesh.  Silver extraction of 73.4% was achieved on ground material, which was 30% higher than on un-ground material. Thiosulphate leaching is normally very rapid; the difference between ground and un-ground leach recoveries may disappear over a longer leach cycle.  Moreover, the silver leach value has not been optimized and it is expected that silver recovery may increase with longer leach times.

While cyanide leaching of sulfuric acid leach residue was also undertaken and gave about a 70% recovery, the thiosulphate leach route may be preferred because of reduced reagent costs (less lime required to neutralize acid to pH8 rather than pH10, and less consumption of lixivient as thiosulphate is not consumed leaching excess copper) as well as for environmental considerations.

Permitting is underway for a development drill program at Majuba Hill designed to define an initial NI 43-101 compliant inferred resource estimate by the end of 2013, subject to receipt of sufficient funding.  See “Special Note on Forward Looking Statements”.

During the year ended December 31, 2012 the Company incurred geologic consulting fees of $181,781, field expenses of $57,588 and drilling and assay costs of $204,469 at Majuba Hill.

Item 4.A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2012 compared to the prior fiscal years ended December 31, 2011 and 2010.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2012 and the related notes included in Item 18 of this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with IFRS which differs from United States generally accepted accounting principles and this discussion of our financial condition and results of operations is based on the results prepared in accordance with IFRS.

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

The most significant factors affecting our operations during the past year were related to reduction in the demand for, and in the prices of, uranium and base metals and a corresponding collapse in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our operations during the next fiscal year and thereafter so long as we continue in our present business of mineral exploration.  During 2011 and 2012, the prices of gold and other metals have experienced significant price volatility, with gold maintaining prices substantially higher than the previous five years, as a result of global economic uncertainty.  While the price of gold was significantly higher due to its risk premium, this has not had a commensurate impact on the share prices for junior gold exploration companies, and the general market for the shares of junior exploration companies, in all commodities, remained uncertain.  In April 2013, gold and silver experienced a dramatic price drop over a two week period that resulted in a negative outlook for junior exploration companies such as ours that will make it difficult for us to raise equity capital in the immediate short term and possibly longer should the market for precious and other metals continue to remain volatile.   See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Fiscal Year Ended December 31, 2012 compared to the Fiscal Year Ended December 31, 2011

During the year ended December 31, 2012, we incurred operating expenses of $669,755 as compared to operating expenses of $1,119,974 for the year ended December 31, 2011. The significant changes during the current period compared to the same period a year prior are as follows:

During the year ended December 31, 2012, we incurred $115,570 of stock-based compensation, a non-cash expense, on the granting of 675,000 stock options and the vesting of certain options granted in the prior year.  During the year ended December 31, 2011, we incurred $509,357 of stock-based compensation on the granting of 3,405,000 stock options.

Transfer agent, filing fees and shareholder relations expenses decreased to $193,417 during the year ended December 31, 2012 from the $238,008 incurred during the year ended December 31, 2011. This was primarily due to decreased expenditures on investor relations activities and advertising during the current fiscal period as compared to the same period a year prior.

Interest income decreased to $11,805 during the year ended December 31, 2012 from the $15,828 earned during the prior year due to the lower cash balance maintained during the current year.

During the year ended December 31, 2012, we recorded a $1,177,622 (2011-$Nil) write-off of exploration and evaluation assets.  The write-off is in connection with the abandonment of the C de Baca Uranium property in New Mexico and the Ravin molybdenum property in Nevada during the current period due to continuing weakness in the market price of those underlying commodities.

As a result of the foregoing, the loss for the year ended December 31, 2012 was $1,840,099 as compared to a loss of $1,112,646 for the year ended December 31, 2011.

Fiscal Year Ended December 31, 2011 compared to the Fiscal Year Ended December 31, 2010

During the year ended December 31, 2011, we incurred operating expenses of $1,119,974 as compared to operating expenses of $566,064 for the year ended December 31, 2010.  The significant changes during the current fiscal year compared to the same period a year prior are as follows:

Consulting fees increased to $77,587 during the year ended December 31, 2011 from the $60,920 incurred during the prior year.  This was due to an increase in expenditures on property investigation during the current period.

During the year ended December 31, 2011, we incurred $509,357 of stock-based compensation, a non-cash expense, on the granting of 3,405,000 stock options.  During the year ended December 31, 2010, we incurred $65,114 of stock-based compensation on the granting of 350,000 stock options.

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

At December 31, 2012, we had working capital of $498,352, inclusive of cash and cash equivalents on hand of $510,288.  This compares to working capital of $1,100,765 at December 31, 2011, inclusive of cash and cash equivalents on hand of $1,131,358.   We have no exposure to any asset-backed commercial paper investments.

We have two properties that we need to satisfy certain minimum work commitments or make cash payments on during 2013 in order to maintain our interests.  These properties are EMW and the Majuba Hill Property in Nevada.   See “Tabular Disclosure of Contractual Obligations”.   In order to maintain our interest in EMW, we were required to undertake US$150,000 in exploration work on this property during 2012 but this requirement has been waived by the vendor until such time as we are granted a drill permit from the U.S. Forest Service.  At Majuba Hill, we are required to make an annual cash payment of US$200,000 to the vendors by December 3, 2013 in order to maintain our interest in that property.  See “Special Note Regarding Forward Looking Statements”.

Current Economic Conditions

While 2010 saw significant economic improvement over 2009, many of the effects of the 2008/2009 global financial crisis continued in 2010 and into 2011 and a number of new economic stresses, many likely caused or exacerbated by government responses to the crisis, including extraordinarily high levels of government debt, major currency instability and a growing sovereign debt crisis developed.  These new economic stresses in turn resulted in international bailouts for Greece and Ireland, and threats of bailouts for Spain and Portugal.  In early 2013, Cyprus was the focus of concern that resulted in the demand for an unprecedented tax be imposed on bank savings in that country in order to reduce its deficit, further exacerbated investor unease on an international basis.    In the US, the effect of unprecedented levels of government funded stimulus, institutional bailouts, "quantitative easing" and other expansionist monetary policies has led to deterioration of the US dollar and its role as a reserve currency.  These and other factors have made for extremely volatile commodity and capital markets and an environment in which it is more difficult to raise additional capital.  With this in mind, we have taken precautions and implemented initiatives to preserve our cash requirements.  In addition to deferring management compensation commencing in December 2012, we have reviewed our mineral properties and have written down or abandoned a number of properties described in detail above.  We have several commitments in the future (this coming year and beyond) on our mineral properties and we may be forced to abandon and write-off other properties if we do not have the means to meet these commitments, or if we do not feel it is fiscally prudent to do so.  However, we currently have sufficient cash to meet all obligations during fiscal 2013 and do not believe that any additional write-down of our mineral properties are required at this time.  We will be reviewing our mineral property commitments as well as our capital position on an ongoing basis during fiscal 2013 and may abandon additional properties when obligations become due if management deems it necessary in order to maintain the long-term viability of the Company.

We intend to pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, uranium and other metals and to maintain and explore our current properties while conserving capital during these difficult economic times.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund our general and administrative expenditures through 2013.

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

The Majuba Hill Property is primarily is prospective for copper and silver, our Tabletop and EMW properties are prospective for gold and our Diamond Peak Property is prospective for gold, silver and zinc.

The overall trend for the price of gold and silver had been upward during 2011 and 2012 due to the uncertainty in the financial sector, while the price of other minerals, such as uranium, molybdenum and other base metals have remained depressed due to lack of demand as a result of the current global recession.  We anticipate that the continuing weakness in the price of minerals, combined with the recent weakness in the price of gold and silver, as well as a lack of new capital for the mineral exploration sector in general, will  make the acquisition of quality gold exploration prospects less expensive, as well as decreasing the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements”.

The market for gold, silver and copper are homogeneous, integrated commodities markets with a large number of both suppliers and buyers.  These markets are not ones which are particularly susceptible to the influence of one or more large suppliers or buyers.  As at April 25, 2013, gold traded at US$1.445.50 per ounce in the spot market, silver traded at US$24.40 per ounce and copper traded at US$3.25 per pound.

5.E.	Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2012 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total Remaining	Less than a year	1-3 Years	4-5 Years	After 5 Years
Diamond Peak (1) Option Payments	US$280,000	Nil	Nil	US$280,000	Nil
East Manhattan Wash (2) Option Payments Work Commitment	US$130,000 $600,000	US$20,000 Nil	US$40,000 Nil	US$70,000 US$600,000	Nil Nil
Table Top Project(3) Option Payment	US$410,000	US$110,000	US$100,000	US$100,000	US$100,000
Majuba Hill Lease Payments (4)	US$800,000	US$200,000	US$400,000	US$200,000	Nil
Capital (Finances) Lease Obligations	NIL
Operating Lease (5) Obligations	US$38,180	US$22,908	US$15,272	Nil	Nil
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$2,258,180	US$482,908	US$655,272	US$1,070,000	US$100,000

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

(3)
These are option payments pursuant to an option agreement dated September 1, 2009 between us and  Energex, LLC.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property. (See Item 4 “Information on the Company” – “Description of Property” – “Table Top Gold Property”.

(4)
These are annual lease payments that must be made met pursuant to the Majuba Hill Lease Agreement dated December 3, 2012 between us and Claremont Nevada Mines LLC and JR Exploration, Inc.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property. (See Item 4 “Information on the Company” – “Description of Property” – “Majuba Hill Project”.

(5)	These are lease payments due monthly for office space in Vancouver leased from a property rental company for a term of two years, effective September 1, 2012.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and Senior Management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation	Position with Company

STUART ROGERS, Vancouver, BC	56	President of the Company President of West Oak Capital Group Inc.	President, Chief Executive Officer & Director
PAUL JOHN, Penticton, BC	66	Businessman	Director
IAN SMITH, Vancouver, BC	66	President and CEO of Sante Fe Minerals Inc.	Director
CLARENCE J. WENDT Reno, Nevada	74	Independent professional geologist	Director, Vice President Exploration
DANIEL T. MACINNIS, Vancouver, BC	61	President, MAG Silver Corp.	Director
CHRISTOPHER CHERRY, Vancouver, BC	34	Chartered Accountant	Chief Financial Officer

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers

Mr. Rogers has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and FINRA OTC Bulletin Board.  Currently, Mr. Rogers acts as a director and officer of TerraX Minerals Inc., Orefinders Resources Inc. and Alberta Star Development Corp., all of which are reporting issuers on the TSX Venture Exchange in Canada.

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

Ian Smith, B.E. (Mining) Hons, F.AusIMM, CP Mgmt

Mr. Smith is the President and Chief Executive Officer of Santa Fe Metals Corp.

Mr. Smith graduated from the University of Queensland, Australia with a degree in mining engineering and has over 40 years of international experience in corporate development, operations, project management and consulting within the base, precious metals and coal industries.   From 2010 until late 2012, Mr. Smith was the President and Chief Executive Officer of Yellowhead Mining Inc. (TSX.V:YMI), successfully completing a detailed Feasibility Study on the Harper Creek copper-gold-silver project in south central B.C. in March 2012.

Mr. Smith was also recently President and CEO of bcMetals Corp., which had engineered the Red Chris copper/gold porphyry project for development in northwest BC prior to being acquired by Imperial Metals Corp.  His involvement with large scale open pit copper operations at a senior management level includes Bougainville Copper in Papua New Quinea, La Caridad in Mexico and the Zambian Copperbelt.

Daniel T. MacInnis, P. Geo

Mr. MacInnis is currently the President and CEO of MAG Silver Corp.  MAG Silver is listed on the TSX Venture Exchange in Canada and on the NYSE AMEX in the United States. He has over 32 years of experience in mineral exploration and experience with mineral property acquisitions and joint venture negotiations.  Mr. MacInnis is a registered Professional Geologist (P.Geo.) in British Columbia and obtained a B.Sc. in Geology from Saint Francis Xavier University (Nova Scotia) in 1974.

Christopher Cherry, CA, CGA

Mr. Cherry has over eleven years of experience as an accountant and auditor, with KPMG and Davidson and Company in Vancouver.  He achieved the Certified General Accountant designation in August 2004 and the Chartered Accountant designation in February 2009.  Mr. Cherry is a financial controller with iO Corporate Services Ltd., a private company that provides administrative services to several public companies. In addition to serving as our CFO, Mr. Cherry currently serves as Chief Financial Officer to Reva Resources Corp., Remington Resources Inc., Black Isle Resources Corp., Mexivada Mining Corp., Angel Gold Corp. (formerly Caerus Resource Corporation) and Stoneshield Capital Corp. He is also a director of Valiant Minerals, Acadia Resources Corp. and Remington Resources Inc.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which the foregoing individuals were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

6.B	Compensation

The following fairly reflects all material information regarding compensation paid to our directors and officers in our fiscal year ended December 31, 2012.

Summary Compensation Table
NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President, Chief Executive Officer and Director	2012	Nil	Nil	$120,000(1)	Nil	100,000	Nil	Nil
Paul John Director	2012	Nil	Nil	Nil	Nil	25,000	Nil	Nil
Ian Smith Director	2012	Nil	Nil	Nil	Nil	250,000	Nil	Nil
Daniel T. MacInnis Director	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Christopher Cherry Chief Financial Officer	2012	Nil	Nil	$42,000	Nil	250,000	Nil	Nil
Clarence J. Wendt Vice President Exploration	2012	Nil	Nil	US$120,000(2)	Nil	50,000	Nil	Nil

(1)	the $120,000 represents a management fee paid to a company controlled by Stuart Rogers.
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

(b)
By the Consultant due to an Event of Default by the Company or by the Company for any reason other than an Event of Default by the Consultant (as defined in the Agreement), the Company shall pay the Consultant:

•	The full amount of monthly Fees (as defined in the Agreement) multiplied by the number of months remaining in the Term of the Agreement (as defined in the Agreement);
•
The full amount of any Bonus (as defined in the Agreement) then due and owing, provided that, in the absence of any bona fide award by the Compensation Committee (as defined in the Agreement) made more than 60 days prior to the effective date of Termination (as defined in the Agreement), the amount of such Bonus shall be deemed to be equal to 50% of the total amount of Fees and Bonuses paid to the Consultant and the Key Employee (as defined in the Agreement) within the 24 months prior to the effective date of Termination;

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

Ian Smith and Paul John are Independent directors.  We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations.  Each of Ian Smith and Paul John satisfy the independence and financial literacy requirements for audit committee members under the SEC rules and regulations and Rule 803 of the NYSE MKT Company Guide.  Since Stuart Rogers is not independent, the Audit Committee does not satisfy the requirements of Rule 10A-3 of the Exchange Act.

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

We do not have any employees other than our directors and officers.  We have not had any employees during the past three years.

6.E	Share Ownership

The following table sets forth the shareholdings, to the best of our knowledge, owned beneficially, directly or indirectly, by our directors and officers as of April 25, 2013.  There were 24,505,985 common shares issued and outstanding as of April 25, 2013.

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Stuart Rogers	786,605	3.21%
Paul John	438,750	1.79%
Ian Smith	Nil	Nil
Daniel MacInnis	Nil	Nil
Christopher Cherry	150,000	0.61%
Clancy Wendt	540,000	2.20%

Statements as to securities beneficially owned by directors and officers, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and officers and from records available to the Company.

The following incentive stock options are outstanding to our directors and officers as at April 25, 2013:

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

We have an incentive stock option plan which was approved by the shareholders of the Company at the Annual General Meeting of Shareholders held on August 21, 2012 (the “Stock Option Plan”).  This Stock Option Plan provides for equity participation in the Company by our directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares.  The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchange on which the common shares are listed.  We have reserved and authorized up to 20.0% (4,901,197) of our issued treasury shares for issuance under the Stock Option Plan to our directors and key employees.

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

The policies of the TSX-Venture Exchange limit the granting of stock options to our directors, officers, employees and consultants and provide limits on the length, number and exercise price of such options.

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

On February 25, 2012, the Company granted stock options to directors and consultants to purchase 675,000 common shares at a price of $0.24 per share to February 25, 2015.

As at December 31, 2012, there were 3,280,000 stock options outstanding and exercisable.

Item 7.	Major Shareholders and Related Party Transactions

7A	Major Shareholders

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

As of the date of this Annual Report on Form 20-F, there are 24,505,985 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this Annual Report on Form 20-F, no persons known to us were the beneficial owner of more than five percent of our outstanding common shares.

Of our 30 registered shareholders at April 25, 2013, 12 have Canadian addresses (including CDS Clearing and Depository Services Inc.) representing 22,226,477 common shares or 90.70% of our issued and outstanding common shares.  We have 18 registered shareholders with U.S. addresses holding 2,279,508 common shareholders or 9.30% of our issued and outstanding common shares.   The remaining common shares of the Company are held by brokerages and other intermediaries and the Company cannot determine the residency of the beneficial holders of those shares.

Each of our issued common shares entitles the holder to one vote at meetings of the shareholders of the Company.  There are no disproportionate or weighted voting privileges.

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

Three month period ended March 31, 2013:

During the three month period ended March 31, 2013, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

▪	Accrued $30,000 to a private company controlled by Stuart Rogers, our President, for management fees pursuant to an agreement with Mr. Rogers; and
▪	Accrued US$30,000 to Clancy Wendt, our Vice-President of Exploration, for consulting fees pursuant to an agreement with Mr. Wendt.

Fiscal Year ended December 31, 2012:

In the fiscal year ended December 31, 2012, we did not enter into transactions or loans with any Related Party except as follows:

▪	We paid or accrued $120,000 to a private company controlled by Stuart Rogers, our President, for management fees; and
▪	We paid or accrued a total of US$120,000 to a private company controlled by Clancy Wendt, our Vice President Exploration, for consulting fees.

Fiscal Year ended December 31, 2011:

In the fiscal year ended December 31, 2011, we did not enter into transactions or loans with any Related Party except as follows:

▪	We paid $120,000 to a private company controlled by Stuart Rogers, our President, for management fees; and
▪	We paid US$120,000 to a private company controlled by Clancy Wendt, our Vice President Exploration, for consulting fees.

Fiscal Year ended December 31, 2010:

In the fiscal year ended December 31, 2010, we did not enter into transactions or loans with any Related Party except as follows:

▪
We held rights under an Option Agreement that was entered into in 2009 whereby we can acquire a 100% interest in the Table Top claims in Humboldt Country, Nevada from Energex LLC, a private Nevada corporation wholly owned by Clancy J. Wendt, our Vice President of Exploration;

▪
We held rights under an option agreement that was entered into during 2007 granting us the right to acquire a 100% interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration;

▪
We held rights under an option agreement that was entered into during 2006 granting us the right to acquire a 100 % interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration;

▪	We paid $120,000 to a private company controlled by Stuart Rogers, our President, for management fees; and
▪	We paid US$120,000 to a private company controlled by Clancy Wendt, our Vice President Exploration, for consulting fees.

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

The following financial statements for the years ended December 31, 2012 and 2011  have been audited by an independent auditor and are accompanied by an audit report, are attached and incorporated herein:

(a)           Consolidated Statements of Financial Position;
(b)           Consolidated Statements of Comprehensive Loss;
(c)           Consolidated Statements of Changes in Equity
(d)           Consolidated Statements of Cash Flows; and
(e)	Related notes and schedules required by the comprehensive body of accounting standards pursuant to which the financial statements are prepared.

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2012 and, as a result, the percentage of export sales for the Company was zero.

Legal Proceedings

There are no legal proceedings as at April 25, 2013.

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

Our common shares trade on the TSX Venture Exchange under symbol “MXR”. Our common shares were traded on the OTCBB from November 8, 2000 to July 18, 2012 and are currently quoted on the OTCQB tier of the OTC Link under symbol “MXROF”.  On March 2, 2006, our shares were listed with the Frankfurt Stock Exchange under the trading symbol “M1D”.

Our principal trading market in volume is the TSX Venture Exchange.  The closing price of our common shares on the TSX Venture Exchange on April 25, 2013 was $0.055.  The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on this Canadian exchange:

Annual Period	High	Low
January 1, 2008 to December 31, 2008	$0.75	$0.07
January 1, 2009 to December 31, 2009	$0.66	$0.09
January 1, 2010 to December 31, 2010	$0.45	$0.15
January 1, 2011 to December 31, 2011	$0.53	$0.15
January 1, 2012 to December 31, 2012	$0.28	$0.09

Quarterly Period	High	Low
January 1, 2011 to March 31, 2011	$0.53	$0.23
April 1, 2011 to June 30, 2011	$0.475	$0.22
July 1, 2011 to September 30, 2011	$0.26	$0.19
October 1, 2011 to December 31, 2011	$0.255	$0.15
January 1, 2012 to March 31, 2012	$0.30	$0.16
April 1, 2012 to June 30, 2012	$0.25	$0.11
July 1, 2012 to September 30, 2012	$0.20	$0.10
October 1, 2012 to December 31, 2012	$0.18	$0.09
January 1, 2013 to March 31, 2013	$0.17	$0.09

Monthly Period	High	Low
October 2012	$0.18	$0.12
November 2012	$0.14	$0.09
December 2012	$0.11	$0.09
January 2013	$0.17	$0.09
February 2013	$0.12	$0.09
March 2013	$0.11	$0.09

Our common shares were traded on the OTCBB from November 8, 2000 to July 18, 2012 and are currently being quoted on the OTCQB tier of the OTC Link. The following sets forth the high and low closing prices in United States funds of our common shares traded in the United States:

Annual Period		High		Low
January 1, 2008 to December 31, 2008	US$	0.70	US$	0.05
January 1, 2009 to December 31, 2009	US$	0.56	US$	0.05
January 1, 2010 to December 31, 2010	US$	0.43	US$	0.11
January 1, 2011 to December 31, 2011	US$	0.55	US$	0.15
January 1, 2012 to December 31, 2012	US$	0.28	US$	0.09

Quarterly Period		High		Low
January 1, 2011 to March 31, 2011	US$	0.55	US$	0.22
April 1, 2011 to June 30, 2011	US$	0.51	US$	0.22
July 1, 2011 to September 30, 2011	US$	0.27	US$	0.18
October 1, 2011 to December 31, 2011	US$	0.25	US$	0.15
January 1, 2012 to March 31, 2012	US$	0.28	US$	0.15
April 1, 2012 to June 30, 2012	US$	0.22	US$	0.11
July 1, 2012 to September 30, 2012	US$	0.2	US$	0.10
October 1, 2012 to December 31, 2012	US$	0.19	US$	0.09
January 1, 2013 to March 31, 2013	US$	0.11	US$	0.09

Monthly Period		High		Low
October 2012	US$	0.19	US$	0.11
November 2012	US$	0.13	US$	0.10
December 2012	US$	0.13	US$	0.09
January 2013	US$	0.11	US$	0.09
February 2013	US$	0.11	US$	0.09
March 2013	US$	0.11	US$	0.09

9.B	Plan of Distribution

Not Applicable.

9.C	Markets

The common shares of the Company were listed for trading on the TSX-Venture Exchange on the 15th day of June, 1994.

Our common shares were quoted for trading on the OTCBB from November 8, 2000 to July 18, 2012 and are currently quoted on the OTCQB tier of the OTC Link.

Our common shares were listed on the Frankfurt Stock Exchange on March 2, 2006 with the symbol “M1D”.

9.D	Selling Shareholders

Not Applicable.

9.E	Dilution

Not Applicable.

9.F	Expenses of the Issue

Not Applicable.

Item 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and Articles of Association

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

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this report.  See “Principal Expenditures and Divestitures”:

●
Mining Lease and Option to Purchase Agreement between Claremont Nevada Mines LLC of Nevada and JR Exploration LLC of Utah and us dated December 3, 2012. Pursuant to the Majuba Hill Lease Agreement, we can acquire a 100% interest in the Majuba Hill Property by the payment to Claremont of US$1,000,000 over a four year period, with US$200,000 having been paid on signing and US$200,000 payable each year on the anniversary of the Majuba Hill Lease Agreement, subject to an NSR of 1%.  There are no annual work commitments.

●
Mineral Lease and Participation Agreement between New Nevada Resources, LLC, (“NNR”) and us dated April 9, 2012. Pursuant to the agreement, we can acquire a 85% interest in Section 33, a mineral property adjacent to the Majuba Hill project in Pershing County, Nevada.  The Mineral Lease with NNR was for a term of 20 years and called for annual lease payments of $15 per acre in the first year, increasing incrementally to $30 per acre in year four and subsequent years. NNR had the right to retain a 15-per-cent working interest in Section 33 or could convert it to a net smelter return of 0.5 per cent on base metals and 1 per cent on precious metals, in addition to retaining an overriding NSR of 1.75 per cent on base metals and 3 per cent on precious metals.  We elected not to make the annual lease payment when due in April 2013 and terminated this agreement.

●
Mineral Property Option Agreement between Claremont Nevada Mines, LLC and us dated March 4, 2011 to acquire up to a 75% interest in the Majuba Hill project located in Pershing County, Nevada.  The terms of the Majuba Hill Option Agreement allowed us to earn an initial 60% interest in the property over six years by spending US$6.5 Million on exploration over a six year period, and we could increase our interest in the Majuba Hill Property to 75% by spending a further $3.5 Million on exploration over a subsequent two year period. In addition, we were also required to make annual advance royalty payments of US$20,000 to a third party, JR Exploration LLC, on the effective date of Majuba Hill Option Agreement and each anniversary thereafter and the Majuba Hill Property would also be subject to a 3% NSR payable to the vendor, 1.5% of which could have been purchased at any time for US$1.5 Million.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2010, the Threshold was determined to be $299,000,000

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

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

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

The Company believes that it qualified as a PFIC for the tax year ended December 31, 2012 and may continue to be a PFIC in future years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each subsidiary) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each subsidiary.

In addition, in any year in which the Company is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

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

General Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain  thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the  "Treaty") as amended.  This summary takes into account all specific proposals to amend the Canadian Act and the  regulations thereunder  publicly announced  by the government of Canada to the date hereof and the Company's understanding of the current published administrative and assessing practices of Canada

Customs and Revenue  Agency.  It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out heren, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

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

As of April 26, 2013, we have one subsidiary, MAX Resource, Inc., a wholly owned Nevada corporation.

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

Item 12.	Description of Securities Other than Equity Securities

A.-C.

Not Applicable.

D.	American Depository Receipts

The Company’s Common Shares are not represented by American Depository Receipts.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

We have had no material defaults in payment of principal, interest or sinking or purchase fund installments or other material defaults relating to indebtedness.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Control and Procedures

(a) Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 20-F for the fiscal year ended December 31, 2012 an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of fiscal year ended December 31, 2012 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the “Framework”).

Based on this evaluation, our management concluded that, as of fiscal year ended December 31, 2012, that management’s controls over financial reporting were effective.

(c)  Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), which permits the Company to provide only management’s report in this Annual Report on Form 20-F. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting.

(d) Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

16A.	Audit Committee Financial Expert

We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations and the other members of the audit committee (Ian Smith and Paul John) satisfy the financial literacy requirements for audit committee members and are independent members of the Audit Committee as determined in accordance with Section 803 of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act.  Mr. Rogers does not qualify as independent under Rule 10A-3 of the Exchange Act or Section 803 of the NYSE MKT Company Guide.

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

(a)           Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $26,000 for the year ended December 31, 2012 and  $26,000 for the year ended December 31, 2011.

(b)           Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of our financial statements but are not reported under paragraph (a) of this Item were approximately $2,000 for the year ending December 31, 2012, and $2,500 for the year ending December 31, 2011.

(c)           Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately $5,000 for the year ending December 31, 2012 and $5,000 for the year ending December 31, 2011.

(d)           All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $ nil for the year ending December 31, 2012 nd $ nil in the year ending December 31, 2011.z

(e)           Pre-Approval Policies

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

The following table provides information for the year ended December 31, 2012.

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

We are furnishing the following financial statements and reports:
Independent Auditor’s Report Of Registered Public Accounting Firm dated March 8, 2013
Consolidated Statements of Financial Position at December 31, 2012 and 2011.
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012 and 2011
Consolidated Statement of Changes In Equity at December 31, 2012 and 2011
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011
Notes to the Consolidated Financial Statements

Our financial statements are stated in Canadian dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

1.	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles and Bylaws (1)
4.	Material Contracts
4.1	Management Agreement dated May 8, 2002 between Vancan Capital Corp. and West Oak Capital Group Ltd(2)
4.2	Option Agreement dated May 17, 2004 between MAX Resource Corp. and Zazu Exploration, Inc. to acquire an interest in the Gold Hill Project near Cantwell, Alaska(3)
4.3	Mineral Property Option Agreement with Alberta Star Development Corp. to acquire up to a 50% interest in the MacInnis Lake Uranium Property dated April 1, 2005(3)
4.4	Mineral Property Option Agreement between the Wendt Family Trust and the Company dated May 9, 2006 optioning 100% of the Diamond Peak Property to the Company(4)
4.5	Mineral Property Option Agreement between Kokanee Placer Ltd. and the Company dated May 15, 2006 granting Kokanee Place Ltd. the right to acquire up to a 51% interest in the Diamond Peak Property(4)
4.6	Agreement dated September 22, 2005 between the Company and Applied Geological Services, Inc. regarding the acquisition by the Company of the C de Baca Project claims(4)
4.7	Agreement dated April 4, 2007 between NUSTAR Exploration LLC and the Company for the acquisition of the mineral claims in Colorado Plateau, Arizona(5)
4.8	Mineral Property Option Agreement dated September 10, 2007 between Energex LLC and us to acquire a 100% interest in the Ravin Property(6)
4.9	Mineral Property Option Agreement between MSM LLC and us dated December, 2007 to acquire a 100% interest in the East Manhattan Wash claims in the Manhattan Mining District, Nye County, Nevada(6)
4.10	Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated June 9, 2008 to acquire a 60% interest in and to the Indata project located in North Central B.C(6)
4.11	Mineral Property Option Agreement between Eastfield Resource Ltd. and us dated June 9, 2008 to acquire a 60% interest in and to the Howell property in southeastern B.C(6)
4.12	Consulting Agreement dated October 1, 2008 between MAX Resource Corp. and West Oak Capital Group, Inc(7)
4.13	Consulting Agreement dated October 1, 2008 between MAX Resource Corp. and Clarence Wendt(7)
4.14
Mineral Property Option Amending Agreement between Eastfield Resource Ltd. And us dated July 24, 2009 to acquire up to a 60% interest in and to either the Howell property or the Crowsnest property in southeastern BC(8)

4.15	Mineral Property Lease and Option to Purchase Agreement between Energex, LLC and us, and dated September 1, 2009 to acquire the Table Top property in Humboldt County, Nevada(8)
4.16	Amending agreement dated November 9, 2010 between the Company and Energex, LLC amending option to purchase a 100% interest in the Ravin Property(9)
4.17	Amending agreement dated September 30, 2009 between the Company and the Wendt Family Trust amending option to purchase a 100% interest in the Diamond Peak Property(9)
4.18	Option Agreement dated March 4, 2011 between the Company and Claremont Nevada Mines LLC., granting an option to purchase up to a 75% interest in the Majuba Hill Property(10)
4.19	Mineral Lease and Participation Agreement between New Nevada Resources, LLC, and us dated April 22, 2012 to acquire a 85% interest in Section 33(10)
4.20
Mining Lease and Option to Purchase Agreement between Claremont Nevada Mines LLC of Nevada and JR Exploration LLC of Utah and us dated December 3, 2012 to acquire a 100% interest in the Majuba Hill property

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
(10)         incorporated by reference from our Form 20-F that was originally filed with the commission on May 24, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  April 29, 2013

/s/  Stuart Rogers
_________________________________________________
By:  Stuart Rogers, Chief Executive Officer

/s/ Christopher Cherry
_________________________________________________
By:  Christopher Cherry, Chief Financial Officer

Consolidated Financial Statements

Year Ended December 31, 2012

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Max Resource Corp.:

We have audited the accompanying consolidated financial statements of Max Resource Corp. which comprise the  consolidated statements of financial position as at December 31, 2012 and 2011, and the  consolidated statements of comprehensive loss, changes in equity and cash flow for the years ended December 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Max Resource Corp.as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describe matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from this uncertainty.
“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
March 8, 2013

Max Resource Corp.
Consolidated statements of financial position
(Expressed in Canadian dollars)

	Note	December 31, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	3	$510,288	$1,131,358
Receivables and prepaids	4	8,040	14,910
Taxes recoverable		21,657	10,106
Marketable securities	5	-	71,500
		539,985	1,227,874
Non-current assets
Equipment	6	1,103	1,578
Reclamation deposits	7	53,297	68,183
Exploration and evaluation assets	7	2,614,452	3,721,207
		2,668,852	3,790,968
TOTAL ASSETS		$3,208,837	$5,018,842

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$41,633	$127,109

SHAREHOLDERS’ EQUITY
Share capital	10	13,754,038	13,754,038
Share purchase warrant reserve	11	288,562	288,562
Share-based payment reserve	11	1,997,335	1,881,765
Deficit		(12,872,731)	(11,032,632)
		3,167,204	4,891,733
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$3,208,837	$5,018,842

See accompanying notes to the consolidated financial statements	88

Max Resource Corp.
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)

		Years ended
	Note	December 31 2012	December 31, 2011

Expenses
Amortization		$475	$676
Consulting	12	83,227	77,587
Consulting – stock based compensation	10	115,570	509,357
Foreign exchange gain		(2,369)	-
Management fees	12	120,000	121,253
Office and miscellaneous		39,114	51,918
Professional fees		92,233	100,231
Transfer agent, filing fees and shareholder relations		193,417	238,008
Travel and promotion		28,088	20,944
		(669,755)	(1,119,974)

Other items
Write-off of exploration and evaluation assets	7	(1,177,622)	-
Impairment of marketable securities	5	-	(11,000)
Interest income		11,805	15,828
Realized gain (loss) on sale of marketable securities	5	(4,527)	2,500
		(1,170,344)	7,328

Loss for the year		(1,840,099)	(1,112,646)
Other comprehensive loss
Reversal of prior year unrealized gain on marketable securities	5	-	(84,000)
Total loss and comprehensive loss for the year		$(1,840,099)	$(1,196,646)

Loss per share – basic and diluted	10	$(0.08)	$(0.05)

See accompanying notes to the consolidated financial statements	89

Max Resource Corp.
Consolidated statement of changes in equity
(Expressed in Canadian dollars)

		Share capital		Reserves
	Note	Number of shares	Amount	Share purchase warrant reserve	Share-based payment reserve	Investment revaluation reserve	Deficit	Total
Balance at January 1, 2011		21,699,230	$13,003,168	$288,562	$1,458,599	$84,000	$(9,919,986)	$4,914,343
Comprehensive loss:
Loss for the year		-	-	-	-	-	(1,112,646)	(1,112,646)
Other comprehensive loss	5	-	-	-	-	(84,000)	-	(84,000)
Total comprehensive loss for the year		-	-	-	-	(84,000)	(1,112,646)	(1,196,646)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	2,016,755	564,691	-	-	-	-	564,691
Share issue costs	10	-	(35,512)	-	-	-	-	(35,512)
Shares issued for cash – option exercise		790,000	135,500	-	-	-	-	135,500
Reallocation of share-based payment eserves on exercise of stock options		-	86,191	-	(86,191)	-	-	-
Stock-based compensation	10	-	-	-	509,357	-	-	509,357
Total transactions with owners, in their capacity as owners, and other transfers		2,806,755	750,870	-	423,166	-	-	1,174,036
Balance at December 31, 2011		24,505,985	13,754,038	288,562	1,881,765	-	(11,032,632)	4,891,733
Comprehensive loss:
Loss and comprehensive loss for the year		-	-	-	-	-	(1,840,099)	(1,840,099)
Transactions with owners, in their capacity as owners, and other transfers:
Stock-based compensation	10	-	-	-	115,570	-	-	115,570
Balance at December 31, 2012		24,505,985	$13,754,038	$288,562	$1,997,335	$-	$(12,872,731)	$3,167,204

See accompanying notes to the consolidated financial statements	90

Max Resource Corp.
Consolidated statements of cash flows
(Expressed in Canadian dollars

	Years ended
	December 31, 2012	December 31, 2011

Operating activities
Loss for the year	$(1,840,099)	$(1,112,646)
Adjustments for:
Amortization	475	676
Write-off of exploration and evaluation assets	1,177,622	-
Loss on sale of marketable securities	4,527	(2,500)
Impairment of available for sale investment	-	11,000
Stock-based compensation	115,570	509,357
Changes in non-cash working capital items:
Decrease (increase) in receivables and prepaids	6,870	(3,772)
Decrease (increase) in taxes recoverable	(11,551)	5,181
Increase (decrease) in trade payables and accrued liabilities	(90,276)	97,335
Net cash flows used in operating activities	(636,862)	(495,369)

Investing activities
Expenditures on exploration and evaluation assets	(737,582)	(1,128,959)
Exploration and evaluation asset recoveries	671,515	-
Recovery of reclamation bonds	21,293	-
Additions to reclamation bonds	(6,407)	(6,200)
Proceeds from sale of marketable securities	66,973	10,000
Net cash flows provided by (used in) investing activities	15,793	(1,125,159)

Financing activities
Proceeds on issuance of common shares	-	700,191
Share issuance costs	-	(35,512)
Net cash flows provided by financing activities	-	664,679

Decrease in cash and cash equivalents	(621,070)	(955,849)

Cash and cash equivalents, beginning	1,131,358	2,087,207
Cash and cash equivalents, ending	$510,288	$1,131,358

See accompanying notes to the consolidated financial statements	91

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

1.	Nature and continuance of operations

Max Resource Corp. (the “Company”) was incorporated on April 25, 1994, under the laws of the province of Alberta, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada and the United States. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MXR”.

The head office, principal address records office and registered office of the Company are located at #2300 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2012, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities, recover the carrying value of its assets, and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. These uncertainties cast a significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months with funds on hand.

2.	Significant accounting policies and basis of preparation

The financial statements were authorized for issue on March 8, 2013 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

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

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities.  Details of controlled entities are as follows:

		Percentage owned*
	Country of incorporation	December 31, 2012	December 31, 2011
Max Resource, Inc.	USA	100%	100%
*Percentage of voting power is in proportion to ownership.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont'd)

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ significantly from these estimates.

Areas requiring a significant degree of estimation relate to the determination of the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Significant judgments

The preparation of financial statements in accordance with IFRS requires management to make judgments, apart from those involving estimates, in applying accounting policies.  The most significant judgments applying to the Company’s financial statements include:

–	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
–	the classification and allocation of expenditures as exploration and evaluation expenditures or operating expenses; and
the classification of financial instruments.

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

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont'd)

Foreign currency translation (cont’d)

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

Exploration and evaluation expenditures
Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses and rights, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized.  Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee.  Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

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

Farm outs

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

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont'd)

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve.  The fair value of options is determined at the grant date using a Black–Scholes pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

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

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont'd)

Financial instruments (cont’d)

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

Impairment of assets

The carrying amount of the Company’s assets (which include equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income and comprehensive income.

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

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont'd)

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

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont'd)

Restoration and environmental obligations (cont’d)

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

Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of significant replaced parts are derecognized. All other repairs and maintenance costs are charged to the statement of loss  and comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category is as follows:
Class                                                           Amortization rate
Equipment                                                           30%

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont'd)

Accounting standards issued by not yet effective

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

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

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

New standard IFRS 11 “Joint Arrangements”

This new standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

New standard IFRS 12 “Disclosure of Interests in Other Entities”

This new standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

New standard IFRS 13 “Fair value measurement”

This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance.  IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted.  It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements.  IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont'd)

Accounting standards issued by not yet effective (cont’d)

New interpretation IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”

This new IFRIC clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013.

Amendments to IAS 32 “Financial Instruments: Presentation”

These amendments address inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

Financial statement presentation

In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”).  The IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  The amendments are effective for fiscal years beginning on or after July 1, 2012.

The Company has not early adopted these standards and is currently assessing the impact that these standards will have on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

3.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31, 2012	December 31,2011
Cash at bank	$96,757	$231,358
Guaranteed investment certificates	413,531	900,000
	$510,288	$1,131,358

4.	Receivables and prepaids

The components of receivables and prepaids are as follows:

	December 31, 2012	December 31, 2011
Accrued interest receivable	$3,817	$6,932
Prepaid expenses	4,223	7,978
	$8,040	$14,910

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

5.	Marketable securities

During the year ended December 31, 2010, the Company received an option payment, consisting of 600,000 shares with a market value of $90,000 from Kokanee Placer Ltd. (“Kokanee”), a publically traded British Columbia company. The Company records these available for sale shares at fair value.  During the year ended December 31, 2011, the Company sold 50,000 of these common shares for proceeds of $10,000 resulting in a gain of $2,500. At December 31, 2011, the Company held 550,000 common shares of Kokanee with a fair market value of $71,500 and reversed a previously unrealized gain of $84,000 which was recorded as other comprehensive loss, as well as an impairment of $11,000.

During the year ended December 31, 2012, the Company sold its remaining 550,000 shares of Kokanee for proceeds of $66,973 resulting in a loss of $4,527.

6	Equipment
Cost:
At December 31, 2011 and December 31, 2012	$5,148
Depreciation:
At December 31, 2010	2,894
Charge for the year	676
At December 31, 2011	3,570
Charge for the year	475
At December 31, 2012	4,045
Net book value:
At December 31, 2011	$1,578
At December 31, 2012	$1,103

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

7.	Exploration and evaluation assets

	Balance December 31, 2010	Additions	Recoveries received	Balance December 31, 2011	Additions	Write-offs	Recoveries received	Balance December 31, 2012
Acquisition costs:
C de Baca, NM	$206,472	$19,319	$-	$225,791	$10,210	$(236,001)	$-	$-
Diamond Peak, NV	35,729	9,625	-	45,354	5,371	-	(3,417)	47,308
Ravin, NV	194,588	10,010	-	204,598	-	(201,038)	(3,560)	-
East Manhattan, NV	204,970	35,803	-	240,773	31,642	-	(3,773)	268,642
Howell, BC	37,500	-	-	37,500	-	-	(37,500)	-
Crowsnest, BC	8,817	-	-	8,817	-	-	(8,817)	-
Table Top, NV	70,720	11,624	-	82,344	1,523	-	(4,129)	79,738
Majuba Hill, NV	-	54,526	-	54,526	244,996	-	(1,330)	298,192
	758,796	140,907	-	899,703	293,742	(437,039)	(62,526)	693,880

Exploration costs:
C de Baca, NM	235,596	-	-	235,596	-	(235,596)	-	-
Diamond Peak, NV	58,092	2,371	-	60,463	1,823	-	-	62,286
Ravin, NV	504,987	-	-	504,987	-	(504,987)	-	-
East Manhattan, NV	101,854	6,327	-	108,181	2,387	-	-	110,568
Howell, BC	437,801	-	-	437,801	-	-	(437,801)	-
Crowsnest, BC	171,372	-	(184)	171,188	-	-	(171,188)	-
Table Top, NV	323,750	150,820	-	474,570	592	-	-	475,162
Majuba Hill, NV	-	828,718	-	828,718	443,838	-	-	1,272,556
	1,833,452	988,236	(184)	2,821,504	448,640	(740,583)	(608,989)	1,920,572
	$2,592,248	$1,129,143	$(184)	$3,721,207	$742,382	(1,177,622)	$(671,515)	$2,614,452

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

7.	Exploration and evaluation assets (cont’d)

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

At December 31, 2012, the Bureau of Land Management (“BLM”) of New Mexico holds $Nil in reclamation bonds (December 31, 2011 - $16,272) from the Company to guarantee reclamation of the environment on the property. This reclamation bond was refunded to the Company during the year ended December 31, 2012.

During the year ended December 31, 2011 and 2012, the Company did not incur exploration costs on the C de Baca project.  During the year ended December 31, 2012, management elected not to continue with the development of C de Baca and consequently all related costs were written off to operations.

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement, as amended June 30, 2010, to acquire a 100% interest in the claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust. The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company. The terms of the Option Agreement require the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company with a fair value of $40,000 at date of issue and the following rental payments:

Date	Payment Amount
Upon execution of the Agreement	$ 25,000 (U.S.) (paid)
May 9, 2007	35,000 (U.S.) (paid)
May 9, 2008	45,000 (U.S.) (paid)
May 9, 2009	50,000 (U.S.) (paid)
June 30, 2010 (on execution of amending agreement)	25,000 (U.S.) (paid)
May 9, 2011 (as amended)	35,000 (U.S.) (deferred until further notice)
May 9, 2012 (as amended)	45,000 (U.S.) (deferred until further notice)
Each anniversary thereafter for 4 years (as amended)	50,000 (U.S.)

The Company may purchase the property for US$300,000. If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due. The Diamond Peak property will be subject to a 3% Net Smelter Royalty (“NSR”). Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of certain cash payments totaling US$470,000, the issuance of 600,000 common shares of Kokanee and incurring mineral exploration commitments of $1,000,000.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

7.	Exploration and evaluation assets (cont’d)

Diamond Peak, Nevada, United States (cont’d)

In June 2010, Kokanee advised the Company that they would not make the annual option payment of US$50,000 then due and would be abandoning their option on the property.

During the year ended December 31, 2011, the Company incurred $1,794 of drilling and assaying fees and $577 of field expenses on the Diamond Peak project. During the year ended December 31, 2012, the Company incurred $1,823 for geological consulting on the Diamond Peak project and received a refund on state property fees in the amount of $3,417.

At December 31, 2012, the BLM holds a $15,361 reclamation bond (December 31, 2011 - $14,500) from the Company to guarantee reclamation of the property.

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

The terms, as amended, of the option agreement with Energex require the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), $38,700 (US$35,000) by September 10, 2009 (paid), $10,650 (US$10,000) by September 10, 2010 (paid) and $10,010 (US$10,000) by September 10, 2011 (paid),  with an additional US$10,000 on each anniversary thereafter, subject to increase to US$50,000 upon certain triggering events. The Ravin Property is subject to a 3% NSR royalty. Upon full exercise of the option, the Company will own 100% of the project. In addition, the Company has paid filing fees of $106,185, which have been included in acquisition costs.

During the year ended December 31, 2011 and 2012, the Company did not incur exploration costs on the Ravin claims. During the year ended December 31, 2012, the Company received a refund on state property fees in the amount of $3,560. During the year ended December 31, 2012, the Company elected not to proceed with the Ravin Claims option agreement and consequently all related costs were written-off to operations.

At December 31, 2012, the BLM holds a $3,025 reclamation bond (December 31, 2011 - $8,046) from the Company to guarantee reclamation of the environment on the property. The Company received a partial refund of $5,021 of the reclamation bond during the year ended December 31, 2012.

East Manhattan, Nevada, United States

On November 11, 2007, as amended December 4, 2008 and December 21, 2010, the Company entered into an option agreement with MSM Resource LLC (“MSM”), a Nevada corporation, for the acquisition of a 100% interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the option agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), $26,603 (US$25,000) by. December 4, 2009 (paid), $40,560 (US$40,000) by December 4, 2010 (paid), US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012, subject to securing a drill permit, which has been applied for but not yet been received.   During the year ended December 31, 2012, the Company paid $19,788 (US$20,000) while waiting to receive the drill permit for the property.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

7.	Exploration and evaluation assets (cont’d)

East Manhattan, Nevada, United States (cont’d)

In addition, the Company must make exploration expenditures totaling US$700,000 on the claims including the following minimum expenditures (subject to receipt of drill permits and securing a drill rig, which to the date of these financial statements has not been received):

(i)	on or before the second anniversary, US$50,000 (completed);
(ii)	on or before the fourth anniversary, a further US$150,000 (deferred until drill permit received);
(iii)	on or before the fifth anniversary, a further US$200,000(deferred until drill permit received); and
(iv)	on or before the sixth anniversary, a further US$300,000.

The East Manhattan Property is subject to a 3% NSR royalty. Upon full exercise of the option, the Company will own 100% of the project.

During the year ended December 31, 2011, the Company incurred $6,045 of geological consulting and $282 of field expenses on the East Manhattan project. During the year ended December 31, 2012, the Company incurred geological consulting of $2,387 and received a refund of state property fees of $3,773 on the East Manhattan project.

Howell and Crowsnest, British Columbia, Canada

On June 9, 2008, the Company entered into an option agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company could acquire a 60% interest in the Howell Gold Project in Southeast British Columbia. On July 23 2009, the Company agreed with Eastfield to amend the Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totaling $60,000 to Eastfield ($10,000 paid on signing of the amended agreement), issuing 50,000 shares (issued) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011 - completed).

In February 2010, the Government of British Columbia announced a halt to all ongoing mineral exploration work and mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located. The Company was contacted by the Ministry of Energy, Mines and Petroleum Resources and discussions were initiated with respect to compensation. During the year ended December 31, 2012, the Company was reimbursed for all its expenditures on the Howell and Crowsnest properties in the total amount of $655,306.

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

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

7.	Exploration and evaluation assets (cont’d)

Table Top, Nevada, United States (cont’d)

During the year ended December 31, 2011, $27,139 of geological consulting, drilling and assaying fees of $109,682 and field expenses of $13,999 were incurred on the property.  During the year ended December 31, 2012, $592 of geological consulting was incurred on the Table Top property. The Company received a refund on state property fees in the amount of $4,129.

At December 31, 2012, the BLM holds a $19,127 reclamation bond (December 31, 2011 - $19,127) from the Company to guarantee reclamation of the environment on the property.

Majuba Hill, Nevada, United States

On March 4, 2011, the Company entered into an option agreement (“Agreement”) to acquire up to a 75% interest in the Majuba Hill property in Pershing County, Nevada from Claremont Nevada Mines LLC., (“Claremont”) of Nevada. The terms of the Agreement with Claremont allow the Company to earn an initial 60% interest in the property over six years by spending US$6,500,000 on exploration of the property, as follows:

-	incurring US$500,000 in exploration work by March 4, 2012 (completed);
-	incurring a further US $750,000 in exploration work by March 4, 2013 (completed);
-	incurring a further US $1,000,000 in exploration work by March 4, 2014;
-	incurring a further US $1,250,000 in exploration work by March 4, 2015;
-	incurring a further US $1,500,000 in exploration work by March 4, 2016; and
-	incurring a further US $1,500,000 in exploration work by March 4, 2017.

The Company can increase its interest in the property to 75% by spending a further US $3,500,000 on exploration over a subsequent two year period.  The Majuba Hill property will be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1,500,000.

On December 3, 2012 the Company entered into a Mining Lease and Option to Purchase Agreement (the “Lease Agreement”) with Claremont and JR Exploration LLC of Utah whereby the Company can acquire a 100% interest in the Majuba Hill property by the payment to Claremont of US$1,000,000 over a four year period, with US$200,000 having been paid on signing and US$200,000 payable each year on the anniversary of the Lease Agreement.  This new Lease Agreement replaced the previous Agreement with Claremont.  Under the terms of this new Lease Agreement, there will be no annual work commitments and the NSR will be reduced from 3% to 1%.

On April 9, 2012, the Company entered into a mineral lease with New Nevada Resources LLC (“NNR”) for 560 acres of mineral rights immediately adjacent of its Majuba Hill project in Nevada. The mineral lease with NNR is for a term of 20 years and calls for annual lease payments of $15 per acre in the first year increasing incrementally to $30 per acre in year four and subsequent years. NNR has the right to retain a 15% working interest or it can convert it to a net smelter return of 0.5%  on base metals and 1% on precious metals in addition to retaining an overriding NSR of 1.75% on base metals and 3% on precious metals.

During the year ended December 31, 2011, the Company paid $19,560 (US$20,000) in lease payments on the Majuba Hill property. The Company incurred $34,966 for staking additional claims on the Majuba Hill property.  During the year ended December 31, 2012, the Company paid $244,996 (US$228,400) in lease payments on the Majuba Hill property and received a refund in state property fees in the amount of $1,330.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

7.	Exploration and evaluation assets (cont’d)

Majuba Hill, Nevada, United States (cont’d)

During the year ended December 31, 2011, the Company incurred $213,081 for geological consulting, $481,603 for drilling and $134,034 for field expenses on the Majuba Hill project. During the year ended December 31, 2012, the Company incurred $181,781 for geological consulting, $204,469 for drilling and $57,588 for field expenses on the Majuba Hill project.

At December 31, 2012, the BLM holds a $ 15,784 reclamation bond (December 31, 2011 - $10,238) from the Company to guarantee reclamation of the environment on the property.

8.	Trade payables and accrued liabilities

The components of trade payables and accrued liabilities are as follows:

	December 31, 2012	December 31,2011
Trade payables	$5,633	$67,283
Amounts due to related parties (Note 12)	20,000	39,826
Accrued liabilities	16,000	20,000
	$41,633	$127,109

9.	Deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year ended December 31, 2012	Year ended December 31, 2011
Net loss	$(1,840,099)	$(1,112,646)
Statutory tax rate	25%	26.5%
Expected income tax recovery at the statutory tax rate	$(460,025)	$(294,851)
Non-deductible items	26,144	152,807
Other items	-	(13,394)
Difference in tax rates in foreign jurisdiction	(125,139)	(38,942)
Effect of change in tax rates	-	33,430
Temporary differences not recognized	559,021	160,950
Income tax recovery	$-	$-

The Company has the following tax effected deductible temporary differences for which no deferred tax asset has been recognized:

	December 31, 2012	December 31, 2011
Non-capital loss carry-forwards	$2,854,871	$2,359,142
Exploration and evaluation assets	260,820	(186,917)
Share issuance costs	5,327	7,102
Equipment	978	(305)
Other	-	1,180
	$3,001,259	$2,442,238

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

9.	Deferred tax assets and liabilities (cont'd)
The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian resource pools	Canadian share issue costs	United States tax losses	United States equipment and resource pools
2013	$-	$-	$7,102	$-	$-
2014	149,223	-	7,102	-	-
2015	161,439	-	7,102	4,080	-
2026	383,173	-	-	-	-
2027	518,148	-	-	174,949	-
2028	607,835	-	-	274,214	-
2029	720,438	-	-	3,153,918	-
2030	607,390	-	-	160,383	-
2031	783,671	-	-	167,777	-
2032	475,711	-	-	1,076,576	-
No or various expiries	-	1,044,230	-	-	2,255,027
	$4,407,028	$1,044,230	$21,307	$5,008,897	$2,255,027

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2012, there were 24,505,985 issued and fully paid common shares (December 31, 2011– 24,505,985).

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

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2012 was based on the loss attributable to common shareholders of $1,840,099 (2011 - $1,196,646) and the weighted average number of common shares outstanding of 24,505,985 (2011 – 23,423,021).  Diluted loss per share did not include the effect of 3,280,000 outstanding stock options and 2,016,755 outstanding warrants as they are anti-dilutive.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

10.	Share capital (cont'd)

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

The changes in options during the year ended December 31, 2012 and 2011 are as follows:

	Year ended December 31, 2012		Year ended December 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of year	3,040,000	$0.28	2,525,000	$0.30
Options granted	675,000	0.25	3,405,000	0.28
Options exercised	-	-	(790,000)	0.17
Options expired	(335,000)	0.36	(2,100,000)	0.35
Options cancelled	(100,000)	0.24	-	-
Options outstanding, end of year	3,280,000	$0.26	3,040,000	$0.28
Options exercisable, end of year	3,280,000	$0.26	2,680,000	$0.28

Details of options outstanding as at December 31, 2012 are as follows:

Exercise price	Number of options outstanding	Expiry Date
$0.35	600,000	March 14, 2013
0.24	480,000	October 26, 2013
0.24	1,525,000	August 17, 2014
0.25	675,000	February 22, 2015
	3,280,000

The weighted average remaining contractual life of stock options outstanding at December 31, 2012 is 1.35 years.

On March 14, 2011, the Company granted stock options to consultants to purchase 1,300,000 common shares at a price of $0.35 per share to March 14, 2013. These options vested immediately. The total fair value of $261,401 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.72% and an expected volatility of 111%.

On August 17, 2011, the Company granted stock options to consultants to purchase 1,625,000 common shares at a price of $0.24 per share to August 17, 2014.  These options vested immediately. The total fair value of $226,022 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 1.27% and an expected volatility of 114%.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

10.	Share capital (cont’d)

On October 26, 2011, the Company granted stock options to consultants to purchase 480,000 common shares at a price of $0.24 per share to October 26, 2013.  These options vest over a one year period. The total fair value of $57,667 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.08% and an expected volatility of 102%. The granting of these options resulted in a stock based compensation expense of $21,934 being recorded during fiscal 2011 and $5,930 being recorded during fiscal 2012.

On February 22, 2012, the Company granted stock options to directors and officers to purchase 675,000 common shares at a price of $0.25 per share to February 22, 2015. These options vested immediately. The total fair value of $109,640 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 1.22% and an expected volatility of 106%.

Warrants

As at December 31, 2012, the Company had 2,016,755 warrants exercisable at $0.38 until April 4, 2013.

The changes in warrants during the period are as follows:

	Year Ended December 31, 2012		Year Ended December 31, 2011
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning of year	2,016,755	$0.38	-	$-
Warrants issued	-	-	2,016,755	0.38
Warrants outstanding, end of year	2,016,755	$0.38	2,016,755	$0.38

11.	Reserves

Share based payment reserve

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital.

Share purchase warrant reserve

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

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

12.	Related party transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 8):

	December 31, 2012	December 31, 2011
Companies controlled by directors of the Company	$10,000	$-
Directors of the Company	10,000	39,826
	$20,000	$39,826

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	Years ended
	December 31, 2012	December 31, 2011
Short-term employee benefits:
Management fees	$120,000	$120,000
Geological consulting	120,000	120,000
Professional fees	42,000	42,000
Share-based payments to officers and directors	109,640	487,423
	$391,640	$$769,423

Refer to Note 7.

13.	Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited with major banks in Canada. As most of the Company’s cash is held by two banks there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its taxes recoverable. This risk is considered to be minimal.

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

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

13.	Financial risk and capital management (cont'd)

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

The following is a summary of Canadian dollar equivalent financial assets and liabilities that are denominated in United States dollars:

	December 31, 2012	December 31, 2011
Cash and cash equivalents	$62,180	$22,197
Accounts payable	(10,000)	(101,594)
	$52,180	$(79,397)

Based on the above net exposures, as at December 31, 2012 a 10% change in the United States dollar to Canadian dollar exchange rate could impact the Company’s net loss by $5,200.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on certain of its cash equivalents as some instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $4,100.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of working capital and share capital.  There were no changes in the Company's approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

13.	Financial risk and capital management (cont'd)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:
	December 31, 2012	December 31, 2011
Cash and cash equivalents	$510,288	$1,131,358
Loans and receivables:
Receivables and prepaids	8,040	14,910
Taxes recoverable	21,658	10,106
Reclamation deposits	53,297	68,183
Available-for-sale financial instruments:
Marketable securities	-	71,500
	$593,283	$1,285,951

Financial liabilities included in the statement of financial position are as follows:
	December 31, 2012	December 31, 2011
Non-derivative financial liabilities:
Trade payables	$5,633	$67,287
Amounts due to related parties	20,000	39,826
	$25,633	$107,109

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2012 and December 31, 2011:

	As at December 31, 2012
	Level 1	Level 2	Level 3
Cash and cash equivalents	$510,288	$-	$-

	As at December 31, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,131,358	$-	$-
Marketable securities	71,500	-	-
	$1,202,858	$-	$-

Max Resource Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2012 and 2011

14.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

The following non-current assets are located in the following countries:

	As at December 31, 2012
	Canada	United States	Total
Equipment	$-	$1,103	$1,103
Reclamation bond	-	53,297	53,297
Exploration and evaluation assets	-	2,614,452	2,614,452
	$-	$2,668,852	$2,668,852

	As at December 31, 2011
	Canada	United States	Total
Equipment	$-	$1,578	$1,578
Reclamation bond	-	68,183	68,183
Exploration and evaluation assets	655,306	3,065,901	3,721,207
	$655,306	$3,135,663-	$3,790,969

15.	Non-cash transactions

During the year ended December 31, 2012, the Company incurred the following non-cash transactions that are not reflected in the statement of cash flows:

	Years ended
	December 31, 2012	December 31, 2011
Reclassification from share-based payment reserve to capital stock on exercise of stock options	$-	$86,191
Accrued deferred exploration costs for exploration and evaluation assets	$4,800	$-

