Form 20-F/A
period 2012-12-31
MAX RESOURCE CORP.
filed 2013-06-18
CIK 1116548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F/A (Amendment No. 1)

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

Max Resource Corp. (“we”, “our”, “us”, the “Company” and “MAX”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2013. We are filing this Amendment for the sole purpose of modifying the independent auditor’s report to state that the consolidated financial statements for the year ended December 31, 2012 and 2011 were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and  to update the Certifications. Except for the matters described above, this Amendment does not modify or update our disclosures in the Original Filing filed with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  June 18, 2013

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Max Resource Corp.as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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