Form 20-F
MAX RESOURCE CORP.
filed 2014-04-29
CIK 1116548

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2013
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

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  24,505,985 common shares as at December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Form 20-F Annual Report

Table of Contents

CONTENTS

Table of Contents		3

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS		5

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.	7

Item 2.	Offer Statistics and Expected Timetable.	7

Item 3.	Key Information.	7
3.A.	Selected Financial Data	8
3.B.	Capitalization and Indebtedness	10
3.C.	Reasons for the Offer and Use of Proceeds	10
3.D.	Risk Factors	10

Item 4.	Information on the Company	15
4.A.	History and Development of the Company	15
4.B	Business Overview	18
4.C.	Organizational Structure	18
4.D.	Property, Plants and Equipment	19
Item 4.A.	Unresolved Staff Comments	29

Item 5.	Operating and Financial Review and Prospects	29
5.A.	Operating Results	31
5.B.	Liquidity and Capital Resources	32
5.C.	Research and Development, Patents and Licenses, etc.	34
5.D.	Trend Information	34
5.E.	Off-balance Sheet Arrangements	34
5.F.	Tabular Disclosure of Contractual Obligations	34

Item 6.	Directors, Senior Management and Employees	35
6.A.	Directors and Senior Management	35
6.B.	Compensation	37
6.C.	Board Practices	37
6.D.	Employees	39
6.E.	Share Ownership	39

Item 7.	Major Shareholders and Related Party Transactions	40
7.A.	Major Shareholders	40
7.B.	Related Party Transactions	40
7.C.	Interests of Experts and Counsel	41

Item 8.	Financial Information	41
8.A.	Consolidated Statements and other Financial Information	41
8.B.	Significant Changes	41

Item 9.	The Offer and Listing	41

9.A.	Offering and Listing Details	41
9.B.	Plan of Distribution	43
9.C.	Markets	43
9.D.	Selling Shareholders	43
9.E.	Dilution	43
9.F.	Expenses of the Issue	43

Item 10.	Additional Information	43
10.A.	Share Capital	43
10.B.	Memorandum and Articles of Association	43
10.C.	Material Contracts	44
10.D.	Exchange Controls	45
10.E.	Taxation	46
10.F.	Dividends and Paying Agents	53
10.G.	Statement by Experts	53
10.H.	Documents on Display	53
10.I.	Subsidiary Information	53

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	53

Item 12.	Description of Securities Other than Equity Securities	53

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	54

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	54

Item 15.	Controls and Procedures	54

Item 16.	[Reserved]	55
16.A.	Audit Committee	55
16.B.	Code of Ethics	55
16.C.	Principal Accountant Fees and Services	55
16.D.	Exemptions from the Listing Standards for Audit Committees	56
16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	56
16.F.	Change in Registrant’s Certifying Accountant	56
16.G.	Corporate Governance	56
16.H.	Mine Safety Disclosure	56

PART III	FINANCIAL STATEMENTS

Item 17.	Financial Statements	57

Item 18.	Financial Statements	57

Item 19.	Exhibits	57

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

	2013	2012	2011	2010	2009
Average for the period	1.0349	0.9989	0.9927	1.0346	1.1486

	March 2014	February 2014	January 2014	December 2013	November 2013	October 2013
High for the period	1.1279	1.1196	1.1225	1.0737	1.0629	1.0497
Low for the period	1.1034	1.0974	1.0639	1.0593	1.0425	1.0303

The noon exchange rate on April 25, 2014 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn $1.1042

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.	Key Information.

We were incorporated as Proven Capital Corp. on April 25, 1994 under the Business Corporations Act of Alberta (the “Alberta BCA”).  We changed our name to Cedar Capital Corp. on January 10, 1995 and subsequently to Vancan Capital Corp. on February 12, 2002.  On May 14, 2004, we changed our name to Max Resource Corp.  On June 27, 2007 we were registered as an extra-provincial company with the Registrar of Companies in British Columbia, pursuant to the Business Corporations Act of British Columbia (“BCABC”).

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

The selected financial data of the Company and the information in the following table for the years ended December 31, 2013, December 31, 2012, December 31, 2011 and December 31, 2010 was derived from the audited consolidated financial statements of the Company audited by DMCL CA, LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this Annual Report on Form 20-F.

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

The following table of selected financial data has been derived from audited financial statements prepared in accordance with International Financial Reporting Standards  (“IFRS”), which differs in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States.

International Financial Reporting Standards (Cdn$ in 000, except per share data)

	2013	2012	2011	2010
Revenue	Nil	Nil	Nil	Nil
Net and comprehensive loss for the year	($1,095)	($1,840)	($1,197)	($418)
Earnings (loss) per share	($0.05)	($0.08)	($0.05)	($0.02)
Dividends per shares	Nil	Nil	Nil	Nil

Working capital	($99)	$498	$1,101	$2,258
Mineral properties	$2,171	$2,614	$3,721	$2,592
Long term debt	Nil	Nil	Nil	Nil
Total assets	$2,379	$3,209	$5,019	$4,944
Shareholders’ equity	$2,073	$3,167	$4,892	$4,914

Consolidated Statements of Cash Flows

	2013	2012	2011	2010
Operating activities
Cash used per IFRS	$200	$637	$495	$498
Investing activities
Cash used (provided) per IFRS	$107	($16)	$1,125	$533
Financing Activities
Cash provided per IFRS	Nil	Nil	$665	Nil

See the heading “Currency and Exchange Rates” above for disclosure of exchange rates between Canadian dollars and United States dollars.  Unless indicated otherwise, all references to dollars in this Annual Report on Form 20-F are to Canadian dollars.

Accounting Standards

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011. Accordingly, the Company changed from Canadian generally accepted accounting principles (“Canadian GAAP”) reporting and commenced reporting under IFRS effective January 1, 2010 with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP affects the Company’s reported financial position and results of operations and comprehensive income (loss) and affects the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,094,521 for the fiscal year ended December 31, 2013 and losses of $1,840,099 and $1,112,646 for the fiscal years ended December 31, 2012 and 2011, respectively.  As of December 31, 2013, we had a cumulative deficit of $ 13,967,252 (December 31, 2012: $12,872,731).  There can be no assurance that either the Company or our subsidiary will achieve profitability in the future or at all.

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

As at December 31, 2013, we had cash and cash equivalents on hand of $203,229.  We completed a private placement for gross proceeds of $316,000 in March 2014 and now have sufficient working capital to fund our exploration activities on our mineral properties through fiscal 2014.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims.  While we believe we have sufficient working capital to fund our activities through our 2014 fiscal year, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral properties we acquire.

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

In April 2013, gold and silver experienced a dramatic price drop over a two week period that resulted in a negative outlook for junior exploration companies such as ours that has continued into 2014.  This will make it difficult for us to raise significant equity capital in the immediate short term and possibly longer should the market for precious and other metals continue to remain volatile.

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

We are subject to risks related to recent market events and conditions

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. Throughout 2009, 2010 and 2011, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions which continued throughout 2012 and 2013 with continued uncertainty in the European marketplace and continued uncertainty surrounding the “fiscal cliff” and United States government spending cuts. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many smaller companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all. Further, as a result of on-going global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash.

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

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that we believe we were a passive foreign investment company (“PFIC”) for the year ended December 31, 2013, and may continue to be a PFIC in future years.  If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to our shares.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to its shareholders.  However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF rules, in event that we are a PFIC and a U.S. taxpayers wishes to make a QEF election.  Thus, U.S. taxpayers may not be able to make a QEF election with respect to their common shares.  Each U.S. taxpayer should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF election.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.  This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain United States Federal Income Tax Considerations.”  Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

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

We are a reporting issuer in the United States and our annual report and Form 6-K filings can be found on the SEC’s EDGAR system at www.sec.gov .  We are a reporting issuer in certain Canadian jurisdictions and our required disclosure filings for Canada can be found at www.sedar.com.

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

Date	Payment Amount
Upon execution of the option agreement	$28,000 (US) (Paid)
First anniversary of effective date (December 4, 2008)	$20,000 (US) (Paid)
Second anniversary of effective date (December 4, 2009)	$25,000 (US) (Paid)
Third anniversary of effective date (December 4, 2010)	$40,000 (US) (Paid)
Fourth anniversary of effective date (December 4, 2011)	$50,000 (US) (deferred, subject to receipt of drill permit)
Fifth anniversary of effective date (December 4, 2012)	$100,000 (US) (deferred, subject to receipt of drill permit)

The payments due on the fourth and fifth anniversary are both subject to securing a drill permit.

In addition we are required to make exploration expenditures totaling US$700,000 on the EMW claims in the second to fifth years (subject to receipt of the necessary drill permits), as follows:

●	on or before December 4, 2009, US$50,000 (completed);
●	on or before December 4, 2010, a further US$150,000 (deferred until drill permit received);
●	on or before December 4, 2011, a further US$200,000 (deferred until drill permit received); and
●	on or before December 4, 2012, a further US$300,000 (deferred until drill permit received).

The EMW Property is subject to a 3% NSR royalty.  The option may be exercised by making all of the above option payments and exploration expenditures.  Upon full exercise of the option, we will own 100% of the project.

We made the following expenditures on this property during the fiscal years ending December 31, 2013, 2012 and 2011:

	2013	2012	2011
Drilling and assays	$2,534	$-	$-
Geological consulting	28,653	2,387	6,045
Field expenses	2,013	-	282
	$33,200	$2,387	$6,327

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

On December 3, 2012 we entered into a Mining Lease and Option to Purchase Agreement (the “Majuba Hill Lease Agreement”) with Claremont and JR Exploration LLC of Utah, as amended on December 3, 2103 and February 13, 2014, which superseded the Majuba Hill Option Agreement described above.  We can now acquire a 100% interest in the Majuba Hill Property by the payment to Claremont of US$1,000,000 over a four year period, with US$200,000 having been paid on signing and the balance payable over a four year period as follows:

(i)

$40,000 on or before December 3, 2013 (paid);

(ii)

$10,000 on or before February 14, 2014 (paid);

(iii)

$15,000 on or before March 31, 2014 (paid);

(iv)

$16,000 on or before April 30, 2014;

(v)

$17,000 on or before May 31, 2014;

(vi)

$17,000 on or before June 30, 2014;

(vii)

$17,000 on or before July 31, 2014;

(viii)

$17,000 on or before August 31, 2014

(ix)

$17,000 on or before September 30, 2014;

(x)

$17,000 on or before October 31, 2014;

(xi)

$17,000 on or before November 30, 2014;

(xii)

$200,000 on or before December 3, 2014;

(xiii)

$200,000 on or before December 3, 2015; and

(xiv)

$200,000 on or before December 3, 2016.

The Majuba Hill Lease Agreement replaced the previous Majuba Hill Option Agreement with Claremont.  Under the terms of the Majuba Hill Lease Agreement, there will be no annual work commitments and the NSR will be reduced from 3% to 1%.

During the year ended December 31, 2013, we incurred $49,914 for geological consulting, $7,381 for assaying and $6,931 for field expenses on the Majuba Hill project.  During the year ended December 31, 2012, we incurred $181,781 for geological consulting, $204,469 for drilling and $57,588 for field expenses on the Majuba Hill project.   See Item 4.D, “Property, Plant and Equipment – Majuba Hill Copper/Silver Property”.

4.B	Business Overview

We are a Canadian based mineral exploration company focused on two exploration projects located in Nevada. We do not have any properties that are in development or production.

During the fiscal year ended December 31, 2013, we:

(i)	completed additional bulk sampling at East Manhattan Wash to prepare for drilling planned for 2014, subject to permitting;
(ii)	Continued to work with the U.S Forest Service in order to secure approval for the drill permit application for East Manhattan Wash that was filed in 2011; and
(iii)

Announced the results of preliminary metallurgical testing on samples from Majuba Hill to test the feasibility of utilizing low cots heap leach mineral extraction technology for the extraction of silver and copper; and

See “Principal Expenditures and Divestitures”.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Stuart Rogers, devotes approximately 80% of his business time to our affairs.  Effective October 1, 2008, the Company entered into a Consulting Agreement between West Oak Consulting Group, Inc. (“West Oak) and us.  Mr. Rogers is the sole shareholder and key employee of West Oak.  Pursuant to the Agreement, West Oak, through its key employee who acts as our President and CEO, performs management services on our behalf, will receive $10,000 per month for a period of 24 months.  The Agreement calls for an automatic renewal for a second 24 month period in the absence of either West Oak or us providing written notice of termination of the agreement.  The Agreement with Mr. Rogers was renewed automatically for a third 24 month period on October 1, 2012.

Our Vice-President of Exploration, Mr. Clarence J. (Clancy) Wendt, entered into a Consulting Agreement with us effective October 1, 2008, which agreement is in force and effect for a period of 24 months, with a fee of US$10,000 per month being paid to him for his geological consulting services and the performance of duties associated with the position of Vice President, Exploration.  The agreement calls for an automatic renewal for a second 24 month period in the absence of either Mr. Wendt or us providing written notice of termination of the agreement.  The Agreement with Mr. Wendt was renewed automatically for a third 24 month period on October 1, 2012.

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

The Company has only one subsidiary, MAX Resource, Inc., a wholly owned Nevada corporation incorporated in the fiscal year ending December 31, 2005 for the purpose of holding the Company’s mineral interests in Nevada and for the purpose of securing work permits on its properties in those jurisdictions.  Throughout this Annual Report on Form 20-F, MAX Resource, Inc. and its parent company, MAX Resource Corp., are collectively referred to as the Company.

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

In May of 2009, three large volume soil sampling grids were completed, the “Gold Pit”, “Old Drill Hole”, and “Gold Shaft” grids.  The sampling program was designed to delineate the geometry of the native gold mineralization in three areas of interest.

The “Gold Pit Grid”, consists of 30 soil samples of 25 meter spacing over an area of approximately 800 by 200 feet.  The original bulk taken from an existing prospector’s pit on this grid graded at 4.9 g/t gold and 1.2 g/t silver.  The geology of the Gold Pit area consists of lithic rhyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

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

In August 2013 we announced assay results from additional bulk sampling completed at EMW.  This bulk sampling was undertaken to prepare for drilling planned for 2014, subject to permitting.  Just north of this area, the very small streams all contain free gold that can be recovered by conventional gold panning techniques.  During the current program, two 10 kg samples were taken, one from the same area as the 2009 bulk sample and the second from an area approximately 150 meters to the east.  The first 10 kg sample returned 1.5 g/t au and the second sample returned 0.87 g/t Au.

In April 2014 we were advised by the U.S. Forest Service that our drill permit application filed in 2011 should be approved this spring, following which we plan to undertake a 12 hole core drilling program to determine the overall depth and grade of the gold mineralization in the volcanic tuff at EMW.  See “Special Note on Forward Looking Statements”.

During the year ended December 31, 2013 we incurred $28,653 for geological consulting costs, $2,534 for assaying costs and $2,013 for field expenses on the East Manhattan project.

Maintaining the claims in good standing in Nevada:

 Under Bureau of Land Management rules for the State of Nevada, all holders of State mining locations must pay an annual maintenance fee of US$140 per claim or site by August 31 in each calendar year.   These amounts were paid when due prior to August 31, 2013.

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

On December 3, 2012 we entered into a Mining Lease and Option to Purchase Agreement (the “Majuba Hill Lease Agreement”) with Claremont and JR Exploration LLC of Utah, as amended on December 3, 2103 and February 13, 2014,  which superseded the Majuba Hill Option Agreement described above.  We can now acquire a 100% interest in the Majuba Hill Property by the payment to Claremont of US$1,000,000 over a four year period, with US$200,000 having been paid on signing and the balance payable over a four year period as follows:

(i)

$40,000 on or before December 3, 2013 (paid);

(ii)

$10,000 on or before February 14, 2014 (paid);

(iii)

$15,000 on or before March 31, 2014 (paid);

(iv)

$16,000 on or before April 30, 2014;

(v)

$17,000 on or before May 31, 2014;

(vi)

$17,000 on or before June 30, 2014;

(vii)

$17,000 on or before July 31, 2014;

(viii)

$17,000 on or before August 31, 2014

(ix)

$17,000 on or before September 30, 2014;

(x)

$17,000 on or before October 31, 2014;

(xi)

$17,000 on or before November 30, 2014;

(xii)

$200,000 on or before December 3, 2014;

(xiii)

$200,000 on or before December 3, 2015; and

(xiv)

$200,000 on or before December 3, 2016.

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

In October, 2012 we announced assays from the seven core holes (521 m) drilled at the high grade silver/copper DeSoto soil anomaly, 1.4 km to the northwest of the main mineralized zone at the historic Majuba Hill mine in Nevada. These shallow step-out holes were drilled to test the extension of near-surface oxide mineralization at DeSoto, where the discovery hole, MM-18, intercepted 29.2 m of 30.5 g/t Ag and 0.69% Cu (98.3 g/t silver equivalent(“AgEq”)) in the fall of 2011. The DeSoto soil anomaly was defined by soil sampling and measures approximately 2 km long by 1 km wide, with values as high as 1.53% Cu and 209 g/t Ag in soils. Significant copper and silver mineralization was intercepted in four of the seven holes drilled, confirming DeSoto as the second highly prospective mineralized zone to be identified by MAX at Majuba Hill project. Highlights of this drilling at DeSoto included 7.8 m @ 28.0 g/t Ag and 0.57% Cu (81.5 AgEq) in hole DSM-02 and 6.4 m @ 38.8 Ag and 0.70% Cu (105.1 g/t AgEq) in DSM-06.

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

Permitting is underway for a development drill program at Majuba Hill designed to define an initial NI 43-101 compliant inferred resource estimate by the end of 2014, subject to receipt of sufficient funding.  See “Special Note on Forward Looking Statements”.

During the year ended December 31, 2013, the Company incurred $49,914 for geological consulting fees, $7,381 for assaying and $6,931 for field expenses on the Majuba Hill project.

Table Top Gold Project (Nevada)

This property consisted of 10 claims covering approximately 200 acres located in Humboldt County, Nevada 10 miles west of the town of Winnemucca (the “Table Top Project”).

We held our interest in the Table Top Project under an Option Agreement dated for reference September 1, 2009 with Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, our Vice President of Exploration. Under the terms of the agreement, we had an option to acquire a 100% interest (the “Table Top Option”) in the Table Top Gold Project for the sum of US$300,000 (the “Table Top Purchase Price”) and a 3% NSR Royalty, 1% of which could be repurchased for US$1 million. Pursuant to the Option Agreement, we were required to make the following rental payments (the “Table Top Rental Payments”) are required in order to maintain the Option in good standing:

Date	Payment Amount (USD)
Upon execution of the Agreement (September 1, 2009)	$5,000 (paid)
On the First anniversary of the Agreement (September 1, 2010)	$25,000 (deferred)
On the Second anniversary of the Agreement (September 1, 2011)	$35,000 (deferred)
Each anniversary thereafter	$50,000 (deferred)

The option was exercisable at any time by payment of the Table Top Purchase Price, whereupon we would own 100% of the Property, subject to a 3% NSR royalty, 1% of which could be repurchased for US$1 million (the “Table Top Royalty”). We were required to make minimum annual advance royalty payments of US$50,000 after exercise of the Table Top Option until commencement of sustained commercial production, with such payments being credited against the Table Top Royalty. Table Top Rental Payments were not credited against the Table Top Royalty or the Table Top Purchase Price, but would cease to be payable after the Table Top Option was exercised.

Due to continuing weakness in the market price for gold at the time, and in order to conserve cash, we elected not to make the annual payments to the Bureau of Land Management when due on August 31, 2013 and abandoned the Table Top Project, resulting in a write-off during the year ended December 31, 2013 of $$554,900.

Diamond Peak Property (Nevada)

On May 9, 2006, we entered into an Option Agreement (the “Diamond Peak Option Agreement”), as amended on June 30, 2010, to acquire an option (the “Diamond Peak Option”) to purchase a 100% interest in the FMC claims in Eureka County, Nevada, (the “Diamond Peak Property”) for the sum of US$300,000 (the “Diamond Peak Purchase Price”) plus a 3% NSR, 1% of which could be repurchased for US$1 million (the “Diamond Peak Royalty”), from The Wendt Family Trust of Reno, Nevada. The Wendt Family Trust is controlled by Clancy J. Wendt, our Vice President of Exploration.

Under the terms of the Diamond Peak Option Agreement, we issued 100,000 shares of the Company to the Wendt Family Trust and must make the following rental payments (the “Diamond Peak Rental Payments”) in order to maintain the Diamond Peak Option:

Date	Payment Amount (U.S funds)
Upon execution of the option agreement (May 9, 2006)	$25,000 (paid)
First anniversary of effective date (May 9, 2007)	$35,000 (paid)
Second anniversary of effective date (May 9, 2008)	$45,000 (paid)
Third anniversary of effective date (May 9, 2009)	$50,000 (paid )
On June 30, 2010 upon execution of the amending agreement	$25,000 (paid)
On May 9, 2011 (as amended)	$35,000 (deferred)
On May 9, 2012 (as amended)	$45,000 (deferred)
Each anniversary thereafter for 4 years (as amended)	$50,000 (deferred)

The Diamond Peak Option was exercisable at any time by payment of the Diamond Peak Purchase Price and grant of the Diamond Peak Royalty. We were required to make minimum annual advance royalty payments of US$50,000 after exercise until commencement of sustained commercial production, with such payments being credited against the Diamond Peak Royalty. The Diamond Peak Rental Payments were not credited against the Royalty or the Purchase Price, but were not payable after the Option is exercised.

We entered into a mineral property option agreement on May 15, 2006, as amended effective September 30, 2009, with Kokanee Placer Ltd. (“Kokanee Placer”), a British Columbia company, whereby we granted to Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property (the “Kokanee Option”) in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 common shares of “Kokanee Minerals Inc.” (“Kokanee”), a public company (TSXV: KOK) which exchanged its shares for Kokanee Placer in conjuction with its public listing (completed in January, 2010).

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

Due to continuing weakness in the market price for zinc, silver and gold, and in order to conserve cash, we elected not to make the annual payments to the Bureau of Land Management when due on August 31, 2013 and abandoned the Diamond Peak Property, resulting in a write-off during the year ended December 31, 2013 of $109,594.

Item 4.A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2013 compared to the prior fiscal years ended December 31, 2012 and 2011.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2013 and the related notes included in Item 18 of this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with IFRS which differs from United States generally accepted accounting principles and this discussion of our financial condition and results of operations is based on the results prepared in accordance with IFRS.

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

Fiscal Year Ended December 31, 2013 compared to the Fiscal Year Ended December 31, 2012

During the year ended December 31, 2013, we incurred operating expenses of $432,223 as compared to operating expenses of $669,755 for the year ended December 31, 2012. The significant changes during the current period compared to the same period a year prior are as follows:

During the year ended December 31, 2012, we incurred $115,570 of stock-based compensation, a non-cash expense, on the granting of 675,000 stock options and the vesting of certain options granted in the prior year.  No such transactions took place during the year ended December 31, 2013.

Transfer agent, filing fees and shareholder relations expenses decreased to $132,729 during the year ended December 31, 2013 from the $193,417 incurred during the year ended December 31, 2012. This was primarily due to decreased expenditures on investor relations activities and advertising during the current fiscal period as compared to the same period a year prior.

Consulting fees decreased to $58,872 during the year ended December 31, 2013 from $83,227 incurred during the year ended December 31, 2012.  The decrease was primarily due to the termination of certain consulting agreements at the end of December 31, 2012.

Professional fees decreased to $63,350 during the year ended December 31, 2013 from $92,233 incurred during the year ended December 31, 2012.   The decrease was primarily due our incurring less accounting fees during the year ended December 31, 2013.

Interest income decreased to $2,196 during the year ended December 31, 2013 from the $11,805 earned during the prior year due to the lower cash balance maintained during the current year.

During the year ended December 31, 2013, we recorded a $664,494 write-off of exploration and evaluation assets.  The write-off was due to the abandonment of the Diamond Peak and Table Top properties in August 2013 when the annual Bureau of Land Management payments became due.  This compares to the write-off of $1,177,622 of exploration and evaluation assets during the year ended December 31, 2012 in connection with the abandonment of the C de Baca Uranium property in New Mexico and the Ravin molybdenum property in Nevada due to the weakness in the market price of those underlying commodities.

As a result of the foregoing, the loss for the year ended December 31, 2013 was $1,094,521 as compared to a loss of $1,840,999 for the year ended December 31, 2012.

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

At December 31, 2013, we had negative working capital of $103,499, inclusive of cash and cash equivalents on hand of $203,229.  This compares to working capital of $498,352 at December 31, 2012, inclusive of cash and cash equivalents on hand of $510,288.   We have no exposure to any asset-backed commercial paper investments.

We have two properties that we need to satisfy certain minimum work commitments or make cash payments on during 2014 in order to maintain our interests.  These properties are EMW and the Majuba Hill Property in Nevada.   See “Tabular Disclosure of Contractual Obligations”.   In order to maintain our interest in EMW, we were required to undertake US$150,000 in exploration work on this property during 2013 but this requirement has been waived by the vendor until such time as we are granted a drill permit from the U.S. Forest Service.  At Majuba Hill, we are required to make staged cash payments totaling US$200,000 to the vendors by December 3, 2014 in order to maintain our interest in that property.  See “Special Note Regarding Forward Looking Statements”.

Looking forward to 2014, we anticipate that we will be able to fund our ongoing general and administrative expenses through the next year from funds on hand.  Due to the volatility in capital markets and continued depressed commodity prices for molybdenum and uranium, we took steps to reduce our general and administrative costs, primarily through reductions in advertising and promotional expenses.  The resulting cost savings were evident during fiscal 2013, 2012 and 2011 and will continue in subsequent periods.  Due to the recent drastic decline during April 2013 in the market price for gold, silver and copper which has resulted in a very difficult marketplace in which to raise additional capital, we also plan to continue to be selective in incurring exploration expenditures during fiscal 2014, with management having elected to defer their monthly compensation since December 1, 2012 in order to conserve cash.

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

Subsequent to December 31, 2013, we completed a non-brokered private placement of 6,300,000 units at $0.05 per unit for gross proceeds of $316,000.  Each unit comprised of one common share and one share purchase warrant.  Each whole warrant will entitle the holder to purchase one additional common share at an exercise price of $0.12 per warrant until March 26, 2016. If at any time prior to the expiry date of the warrants, the closing price of our common shares on the TSX-V is equal to or greater than $0.25 for 30 consecutive days, then we may elect to provide notice to the warrant holders that the warrants will expire 30 days from the date of the notice.

As of April 26, 2014, we have funds on hand of approximately $400,000 which is expected to provide sufficient working capital to fund our general and administrative expenditures through fiscal 2014 but will be insufficient to allow us to conduct meaningful exploration activities on our mineral properties during fiscal 2014, as outlined in Item 4D above.   See “Special Note Regarding Forward Looking Statements”.

Current Economic Conditions

While 2010 saw significant economic improvement over 2009, many of the effects of the 2008/2009 global financial crisis continued in 2010 and into 2011 and a number of new economic stresses, many likely caused or exacerbated by government responses to the crisis, including extraordinarily high levels of government debt, major currency instability and a growing sovereign debt crisis developed.  These new economic stresses in turn resulted in international bailouts for Greece and Ireland, and threats of bailouts for Spain and Portugal.  In early 2013, Cyprus was the focus of concern that resulted in the demand for an unprecedented tax be imposed on bank savings in that country in order to reduce its deficit, further exacerbated investor unease on an international basis.    In the US, the effect of unprecedented levels of government funded stimulus, institutional bailouts, "quantitative easing" and other expansionist monetary policies has led to deterioration of the US dollar and its role as a reserve currency.  These and other factors have made for extremely volatile commodity and capital markets and an environment in which it is more difficult to raise additional capital.  With this in mind, we have taken precautions and implemented initiatives to preserve our cash requirements.  In addition to deferring management compensation commencing in December 2012, we have reviewed our mineral properties and have written down or abandoned a number of properties described in detail above.  We have several commitments in the future (this coming year and beyond) on our mineral properties and we may be forced to abandon and write-off other properties if we do not have the means to meet these commitments, or if we do not feel it is fiscally prudent to do so.  However, we currently have sufficient cash to meet all obligations during fiscal 2014 and do not believe that any additional write-downs of our mineral properties are required at this time.  We will be reviewing our mineral property commitments as well as our capital position on an ongoing basis during fiscal 2014 and may abandon additional properties when obligations become due if management deems it necessary in order to maintain the long-term viability of the Company.

We intend to pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, uranium and other metals and to maintain and explore our current properties while conserving capital during these difficult economic times.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund our general and administrative expenditures as well as limited exploration activities through 2014.

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

The Majuba Hill Property is primarily is prospective for copper and silver and the EMW property is prospective for gold.

The overall trend for the price of gold and silver had been upward during 2011 and 2012 due to the uncertainty in the financial sector and the continuation of accommodative monetary policies by governments on an international basis.  With stronger economic data in early 2013, the price of gold retreated 28% during the year as investors anticipated the winding down of government stimulus programs in 2014.   The price of silver retreated 36% during 2013 as well.   In the meantime, the price of other minerals, such as zinc, molybdenum and other base metals, have continued to remain depressed due to lack of demand as a result of the current global recession.   We anticipate that the continuing weakness in the price of minerals, combined with the continuing weakness in the price of gold and silver, as well as a lack of new capital for the mineral exploration sector in general, will  make the acquisition of quality gold exploration prospects less expensive, as well as decreasing the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements”.

The market for gold, silver and copper are homogeneous, integrated commodities markets with a large number of both suppliers and buyers.  These markets are not ones which are particularly susceptible to the influence of one or more large suppliers or buyers.  As at April 25, 2014, gold traded at US$1.300.70 per ounce in the spot market, silver traded at US$19.70 per ounce and copper traded at US$3.12 per pound.

5.E.	Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2013 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total Remaining	Less than a year	1-3 Years	4-5 Years	After 5 Years
East Manhattan Wash (1) Option Payments Work Commitment	US$110,000 $600,000	US$20,000 Nil	US$90,000 US$600,000	Nil Nil	Nil Nil
Majuba Hill Lease Payments (2)	US$760,000	US$160,000	US$400,000	US$200,000	Nil
Capital (Finances) Lease Obligations	NIL
Operating Lease (3) Obligations	US$13,745	US$13,745	Nil	Nil	Nil
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$1,483,745	US$193,745	US$1,090,000	US$200,000	Nil

(1)

These are option payments pursuant to an option agreement dated November 11, 2007, as amended, between us and MSM L.L.C.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “East Manhattan Wash”)

(2)

These are annual lease payments that must be made met pursuant to the Majuba Hill Lease Agreement dated December 3, 2012, as amended on December 3, 2103 and February 13, 2014, between us and Claremont Nevada Mines LLC and JR Exploration, Inc.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property. (See Item 4 “Information on the Company” – “Description of Property” – “Majuba Hill Project”.

(3)	These are lease payments due monthly for office space in Vancouver leased from a property rental company for a term of two years, effective September 1, 2012.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and Senior Management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation	Position with Company

STUART ROGERS, Vancouver, BC	57	President of the Company President of West Oak Capital Group Inc.	President, Chief Executive Officer & Director
PAUL JOHN, Penticton, BC	67	Businessman	Director
IAN SMITH, Vancouver, BC	67	Chairman of Santa Fe Minerals Corp.	Director
CLARENCE J. WENDT Reno, Nevada	75	Independent professional geologist	Director, Vice President Exploration
DANIEL T. MACINNIS, Vancouver, BC	62	Professional Geologist	Director
MARK GELMON, Vancouver, BC	56	Chartered Accountant	Chief Financial Officer

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

Mr. Smith is the Chairman of Santa Fe Metals Corp., a reporting issuer on the TSX Venture Exchange.

Daniel T. MacInnis, P. Geo

Mr. MacInnis retired in 2013 as President and CEO of MAG Silver Corp.  MAG Silver is listed on the TSX in Canada and on the NYSE MKT in the United States. He has over 33 years of experience in mineral exploration and experience with mineral property acquisitions and joint venture negotiations.  Mr. MacInnis is a registered Professional Geologist (P.Geo.) in British Columbia and obtained a B.Sc. in Geology from Saint Francis Xavier University (Nova Scotia) in 1974.   Mr. MacInnis continues to serve as a Director of MAG Silver Corp. is also a director of Balmoral Resources Ltd., a reporting issuer on the TSX Venture Exchange.

Mark Gelmon, CA

Mr. Gelmon attained his chartered accountant designation in 1995, and is a member of the Institute of Chartered Accountants of British Columbia.  Mr. Gelmon currently serves as chief financial officer of Woulfe Mining Corp., which is listed on the Canadian Stock Exchange, and Bayswater Uranium Corp., which is listed on the the TSX Venture Exchange,.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which the foregoing individuals were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

6.B	Compensation

The following fairly reflects all material information regarding compensation paid to our directors and officers in our fiscal year ended December 31, 2013.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Stuart Rogers President, Chief Executive Officer and Director	2013	Nil	Nil	$120,000(1)	Nil	Nil	Nil	Nil
Paul John Director	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ian Smith Director	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Daniel T. MacInnis Director	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Christopher Cherry Former Chief Financial Officer	2013	Nil	Nil	$15,750(2)	Nil	Nil	Nil	Nil
Mark Gelmon Chief Financial Officer	2013	Nil	Nil	$3,000(3)	Nil	Nil	Nil	Nil
Clarence J. Wendt Vice President Exploration	2013	Nil	Nil	US$120,000(4)	Nil	Nil	Nil	Nil

(1)	the $120,000 represents a management fee accrued to a company controlled by Stuart Rogers.
(2)	Compensation paid prior to his resignation as Chief Financial Officer on August 14, 2014.
(3)	Compensation paid following his appointment as Chief Financial Officer on August 14, 2014.
(4)

this compensation was accrued to Mr. Wendt pursuant to a consulting agreement entered into by Mr. Wendt for provision of geological consulting services, and for performance of duties normally associated with the position of VP Exploration.

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

The Company does not have an executive committee or a remuneration committee, with remuneration being determined by the entire board of directors.

Audit Committee

Our audit committee is comprised of Ian Smith, Paul John and Stuart Rogers.  The specific functions and responsibilities of the audit committee are set forth in our audit committee charter.

Ian Smith and Paul John are independent directors pursuant to the independence standards set forth in Section 803A of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act.  We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations.  Each of Ian Smith and Paul John satisfy the financial literacy requirements for audit committee members under the SEC rules and regulations and Section 803 of the NYSE MKT Company Guide.  Since Stuart Rogers is not independent, the Audit Committee does not satisfy the requirements of Rule 10A-3 of the Exchange Act.

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

Our audit committee also establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and establishes procedures for the confidential, anonymous submission byemployees of concerns regarding questionable accounting or auditing matters.  The specific functions and responsibilities of the audit committee are set forth in our audit committee charter. See, “Audit Committee Financial Expert” for information related to audit committee independence and financial expert.

The Audit Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

6.D	Employees

We do not have any employees other than our directors and officers.  We have not had any employees during the past three years.

6.E	Share Ownership

The following table sets forth the shareholdings, to the best of our knowledge, owned beneficially, directly or indirectly, by our directors and officers as of April 25, 2014.  There were 30,825,985 common shares issued and outstanding as of April 25, 2014.

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Stuart Rogers	863,605	2.80%
Paul John	438,750	1.42%
Ian Smith	Nil	Nil
Daniel MacInnis	Nil	Nil
Mark Gelmon	Nil	Nil
Clancy Wendt	540,000	1.75%

Statements as to securities beneficially owned by directors and officers, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and officers and from records available to the Company.

The following incentive stock options are outstanding to our directors and officers as at April 25, 2014:

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

On March 14, 2011, the Company granted stock options to consultants to purchase 1,300,000 common shares at a price of $0.35 per share to March 14, 2013. These options all expired unexercised.  On August 17, 2011, the Company granted stock options to consultants to purchase 1,625,000 common shares at a price of $0.24 per share to August 17, 2014.  A further 480,000 incentive stock options, exercisable at $0.24 per share until October 26, 2013, were granted to consultants on October 26, 2011; these options expired unexercised.

On February 25, 2012, the Company granted stock options to directors and consultants to purchase 675,000 common shares at a price of $0.25 per share to February 25, 2015.

As at December 31, 2013, there were 2,200,000 stock options outstanding and exercisable.

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

As of the date of this Annual Report on Form 20-F, there are 30,825,985 common shares issued and outstanding in our capital stock.  We are authorized to issue an unlimited number of common shares and preferred shares.  We have not issued any preferred shares since our incorporation.

As of the date of this Annual Report on Form 20-F, no persons known to us were the beneficial owner of more than five percent of our outstanding common shares.

Of our 65 registered shareholders at March 31, 2014, 43 have Canadian addresses (including CDS Clearing and Depository Services Inc.) representing 27,984,527 common shares or 90.78% of our issued and outstanding common shares.  We have 22 registered shareholders with U.S. addresses holding 2,841,458 common shareholders or 9.22% of our issued and outstanding common shares.  The remaining common shares of the Company are held by brokerages and other intermediaries and the Company cannot determine the residency of the beneficial holders of those shares.

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

Three month period ended March 31, 2014:

During the three month period ended March 31, 2014, we have not entered into transactions or loans with any (a) enterprises that directly or indirectly control, are controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is owned by any of the foregoing individuals (a “Related Party”) or over which such a person is able to exercise significant influence, except as follows:

▪	Accrued $30,000 to a private company controlled by Stuart Rogers, our President, for management fees pursuant to an agreement with Mr. Rogers; and
▪	Accrued US$30,000 to Clancy Wendt, our Vice-President of Exploration, for consulting fees pursuant to an agreement with Mr. Wendt.

Fiscal Year ended December 31, 2013:

In the fiscal year ended December 31, 2013, we did not enter into transactions or loans with any Related Party except as follows:

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

The following financial statements have been audited by an independent auditor and are accompanied by an audit report, are attached and incorporated herein:

(a)           Consolidated Statements of Financial Position as at December 31, 2013 and 2012;

(b)           Consolidated Statements of Comprehensive Loss for the fiscal years ended December 31, 2013, 2012 and 2011;

(c)           Consolidated Statements of Changes in Equity for the fiscal years ended December 31, 2013, 2012 and 2011

(d)           Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2013, 2012 and 2011; and

(e)	Related notes and schedules required by the comprehensive body of accounting standards pursuant to which the financial statements are prepared.

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2013 and, as a result, the percentage of export sales for the Company was zero.

Legal Proceedings

There are no legal proceedings as at April 28, 2014.

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

Our common shares trade on the TSX Venture Exchange under symbol “MXR”. Our common shares were traded on the OTCBB from November 8, 2000 to July 18, 2012 and are currently quoted on the OTCQB tier of the OTC Link under the symbol “MXROF”.  On March 2, 2006, our shares were listed with the Frankfurt Stock Exchange under the symbol “M1D”.

Our principal trading market in volume is the TSX Venture Exchange.  The closing price of our common shares on the TSX Venture Exchange on April 25, 2014 was $0.06.  The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on this Canadian exchange:

Annual Period	High	Low
January 1, 2009 to December 31, 2009	$0.66	$0.09
January 1, 2010 to December 31, 2010	$0.45	$0.15
January 1, 2011 to December 31, 2011	$0.53	$0.15
January 1, 2012 to December 31, 2012	$0.28	$0.09
January 1, 2013 to December 31, 2013	$0.17	$0.04

Quarterly Period	High	Low
January 1, 2012 to March 31, 2012	$0.30	$0.16
April 1, 2012 to June 30, 2012	$0.25	$0.11
July 1, 2012 to September 30, 2012	$0.20	$0.10
October 1, 2012 to December 31, 2012	$0.18	$0.09
January 1, 2013 to March 31, 2013	$0.17	$0.09
April 1, 2013 to June 30, 2013	$0.115	$0.04
July 1, 2013 to September 30, 2013	$0.12	$0.04
October 1, 2013 to December 31, 2013	$0.085	$0.065
January 1, 2014 to March 31, 2014	$0.08	$0.05

Monthly Period	High	Low
October 2013	$0.085	$0.065
November 2013	$0.07	$0.06
December 2013	$0.075	$0.06
January 2014	$0.085	$0.04
February 2014	$0.07	$0.05
March 2014	$0.08	$0.055

Our common shares were traded on the OTCBB from November 8, 2000 to July 18, 2012 and are currently being quoted on the OTCQB tier of the OTC Link. The following sets forth the high and low closing prices in United States funds of our common shares traded in the United States:

Annual Period		High		Low
January 1, 2009 to December 31, 2009	US$	0.56	US$	0.05
January 1, 2010 to December 31, 2010	US$	0.43	US$	0.11
January 1, 2011 to December 31, 2011	US$	0.55	US$	0.15
January 1, 2012 to December 31, 2012	US$	0.28	US$	0.09
January 1, 2013 to December 31, 2013	US$	0.115	US$	0.0462

Quarterly Period		High		Low
January 1, 2012 to March 31, 2012	US$	0.28	US$	0.15
April 1, 2012 to June 30, 2012	US$	0.22	US$	0.11
July 1, 2012 to September 30, 2012	US$	0.2	US$	0.10
October 1, 2012 to December 31, 2012	US$	0.19	US$	0.09
January 1, 2013 to March 31, 2013	US$	0.115	US$	0.085
April 1, 2013 to June 30, 2013	US$	0.106	US$	0.0505
July 1, 2013 to September 30, 2013	US$	0.065	US$	0.0505
October 1, 2013 to December 31, 2013	US$	0.088	US$	0.0551
January 1, 2014 to March 31, 2014	US$	0.078	US$	0.0462

Monthly Period		High		Low
October 2013	US$	0.088	US$	0.057
November 2013	US$	0.088	US$	0.065
December 2013	US$	0.071	US$	0.0551
January 2014	US$	0.07	US$	0.05
February 2014	US$	0.055	US$	0.0462
March 2014	US$	0.078	US$	0.0462

9.B	Plan of Distribution

Not Applicable.

9.C	Markets

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

We were incorporated under the Alberta BCA by registration of our articles of incorporation and bylaws.  Pursuant to the provisions of the Alberta BCA, a company may conduct any business that it is not restricted by the terms of its articles or bylaws from conducting.  Our articles and bylaws contain no such restrictions.

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

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this report.  See “Principal Expenditures and Divestitures”:

●

Mining Lease and Option to Purchase Agreement between Claremont Nevada Mines LLC of Nevada and JR Exploration LLC of Utah and us dated December 3, 2012, as amended December 3, 2013 and February 13, 2014.  Pursuant to the Majuba Hill Lease Agreement, as amended, we can acquire a 100% interest in the Majuba Hill Property by the payment to Claremont of US$1,000,000 over a four year period, with US$200,000 having been paid on signing and the balance payable over a four year period as follows, subject to an NSR of 1%:

(i)

$40,000 on or before December 3, 2013 (paid);

(ii)

$10,000 on or before February 14, 2014 (paid);

(iii)

$15,000 on or before March 31, 2014 (paid);

(iv)

$16,000 on or before April 30, 2014;

(v)

$17,000 on or before May 31, 2014;

(vi)

$17,000 on or before June 30, 2014;

(vii)

$17,000 on or before July 31, 2014;

(viii)

$17,000 on or before August 31, 2014

(ix)

$17,000 on or before September 30, 2014;

(x)

$17,000 on or before October 31, 2014;

(xi)

$17,000 on or before November 30, 2014;

(xii)

$200,000 on or before December 3, 2014;

(xiii)

$200,000 on or before December 3, 2015; and

(xiv)

$200,000 on or before December 3, 2016.

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that:  (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options  or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. , (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Canadian Act (as defined below); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Canadian Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  This summary does not address the tax consequences to any such partner.  Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

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

The Company believes that it qualified as a PFIC for the tax year ended December 31, 2013 and may continue to be a PFIC in future years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each subsidiary) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each subsidiary.

In addition, in any year in which the Company is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

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

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain  thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business).  Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax.  Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election for its first taxable year beginning after December 31, 2013, which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years.  Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions, and on gains calculated after giving effect to related tax basis adjustments.  U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

As of April 25, 2014, we have one subsidiary, MAX Resource, Inc., a wholly owned Nevada corporation.

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

(a) Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 20-F for the fiscal year ended December 31, 2013 an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of fiscal year ended December 31, 2013 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the “Framework”).

Based on this evaluation, our management concluded that, as of fiscal year ended December 31, 2013, that management’s controls over financial reporting were effective.

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

(d) Changes in Internal Control OverFinancial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

16A.	Audit Committee Financial Expert

We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations and the other members of the audit committee (Ian Smith and Paul John) satisfy the financial literacy requirements for audit committee members and are independent members of the Audit Committee as determined in accordance with Section 803A of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act.  Mr. Rogers does not qualify as independent under Rule 10A-3 of the Exchange Act or Section 803A of the NYSE MKT Company Guide.

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

(a)           Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $18,000 for the year ended December 31, 2013 and $26,000 for the year ended December 31, 2012.

(b)           Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of our financial statements but are not reported under paragraph (a) of this Item were approximately $2,000 for the year ending December 31, 2013 and $2,000 for the year ending December 31, 2012.

(c)           Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately $5,000 for the year ending December 31, 2013 and $5,000 for the year ending December 31, 2012.

(d)           All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $ nil for the year ending December 31, 2013 and $ nil in the year ending December 31, 2012.

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

The following table provides information for the year ended December 31, 2013.

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

We are furnishing the following financial statements and reports:

Independent Auditor’s Report Of Registered Public Accounting Firm dated March 13, 2014

Consolidated Statements of Financial Position at December 31, 2013 and 2012.

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2013, 2012 and 2011

Consolidated Statement of Changes in Equity at December 31, 2013 and 2012

Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011

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
4.20

Mining Lease and Option to Purchase Agreement between Claremont Nevada Mines LLC of Nevada and JR Exploration LLC of Utah and us dated December 3, 2012 to acquire a 100% interest in the Majuba Hill property (11)

4.21

Amending Agreement dated December 3, 2012 between Claremont Nevada Mines LLC of Nevada and JR Exploration LLC of Utah and us dated December 3, 2012 to acquire a 100% interest in the Majuba Hill property

4.22

Amending Agreement No. 2 dated February 13, 2014 between Claremont Nevada Mines LLC of Nevada and JR Exploration LLC of Utah and us dated December 3, 2012 to acquire a 100% interest in the Majuba Hill property

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

(11)             incorporated by reference from our Form 20-F that was originally filed with the commission on April 29, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MAX RESOURCE CORP.

Dated:  April 28, 2014

/s/  Stuart Rogers

_________________________________________________

By:  Stuart Rogers, Chief Executive Officer

/s/ Mark Gelmon

_________________________________________________

By:  Mark Gelmon, Chief Financial Officer

Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Max Resource Corp.:

We have audited the accompanying consolidated financial statements of Max Resource Corp. which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flow for the years ended December 31, 2013, 2012, and 2011 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Max Resource Corp.as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years ended December 31, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describe matters and conditions that indicate the existence of a material uncertainty that cast significant doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

“DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

March 13, 2014

Max Resource Corp.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	Notes	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	3	$ 203,229	$ 510,288
Receivables and prepaids	4	4,223	8,040
Taxes recoverable		128	21,657
		207,580	539,985
Non-current assets
Equipment	6	765	1,103
Reclamation deposits	7	32,097	53,297
Exploration and evaluation assets	7	2,138,969	2,614,452
		2,171,831	2,668,852
TOTAL ASSETS		$ 2,379,411	$ 3,208,837

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$ 306,728	$ 41,633

SHAREHOLDERS’ EQUITY
Share capital	10	13,754,038	13,754,038
Share purchase warrant reserve	11	288,562	288,562
Share based payment reserve	11	1,997,335	1,997,335
Deficit		(13,967,252)	(12,872,731)
		2,072,683	3,167,204
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$ 2,379,411	$ 3,208,837

Nature and continuance of operations (Note 1)

Subsequent event (Note 16)

See accompanying notes to the consolidated financial statements

Max Resource Corp.

Consolidated statements of loss and comprehensive loss

(Expressed in Canadian dollars)

		Years ended
	Notes	December 31, 2013	December 31, 2012	December 31. 2011

Expenses
Amortization		$ 338	$ 475	$ 676
Consulting	12	58,872	83,227	77,587
Foreign exchange (gain) loss		2,482	(2,369)	-
Management fees	12	120,000	120,000	121,253
Office and miscellaneous		40,884	39,114	51,918
Professional fees		63,350	92,233	100,231
Stock-based compensation	10	-	115,570	509,357
Transfer agent, filing fees and shareholder relations		132,729	193,417	238,008
Travel and promotion		13,568	28,088	20,944
		(432,223)	(669,755)	(1,119,974)

Other items
Write-off of exploration and evaluation assets	7	(664,494)	(1,177,622)	-
Impairment of marketable securities	5	-	-	(11,000)
Interest income		2,196	11,805	15,828
Realized gain (loss) loss on sale of marketable securities	5	-	(4,527)	2,500
		(662,298)	(1,170,344)	7,328

Loss for the year		(1,094,521)	(1,840,099)	(1,112,646)
Other comprehensive loss
Reversal of prior year unrealized gain on marketable securities	5	-	-	(84,000)
Total loss and comprehensive loss for the year		$ (1,094,521)	$ (1,840,099)	(1,196,646)

Loss per share – basic and diluted	10	$ (0.04)	$ (0.08)	$ (0.05)

See accompanying notes to the consolidated financial statements

Max Resource Corp.

Consolidated statement of changes in equity

(Expressed in Canadian dollars)

		Share capital		Reserves
	Note	Number of shares	Amount	Share purchase warrant reserve	Share-based payment reserve	Investment revaluation reserve	Deficit	Total
Balance at January 1, 2011		21,699,230	$ 13,003,168	$ 288,562	$ 1,458,599	$ 84,000	$ (9,919,986)	$ 4,914,343
Comprehensive loss:
Loss for the year		-	-	-	-	-	(1,112,646)	(1,112,646)
Other comprehensive loss	5	-	-	-	-	(84,000)	-	(84,000)
Total comprehensive loss for the year		-	-	-	-	(84,000)	(1,112,646)	(1,196,646)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	2,016,755	564,691	-	-	-	-	564,691
Share issue costs	10	-	(35,512)	-	-	-	-	(35,512)
Shares issued for cash – option exercise		790,000	135,500	-	-	-	-	135,500
Reallocation of share-based payment reserves on exercise of stock options		-	86,191	-	(86,191)	-	-	-
Stock-based compensation	10	-	-	-	509,357	-	-	509,357
Total transactions with owners, in their capacity as owners, and other transfers		2,806,755	750,870	-	423,166	-	-	1,174,036
Balance at December 31, 2011		24,505,985	$ 13,754,038		$ 288,562	$ 1,881,765	$ (11,032,632)	$ 4,891,733
Comprehensive loss:
Loss and comprehensive loss for the year		-	-		-	-	(1,840,099)	(1,840,099)
Transactions with owners, in their capacity as owners, and other transfers:
Stock-based compensation	10	-	-		-	115,570	-	115,570
Balance at December 31, 2012		24,505,985	13,754,038		288,562	1,997,335	(12,872,731)	3,167,204
Comprehensive loss:
Loss and comprehensive loss for the year		-	-		-	-	(1,094,521)	(1,094,521)
Balance at December 31, 2013		24,505,985	$ 13,754,038		$ 288,562	$ 1,997,335	$ (13,967,252)	$ 2,072,683

See accompanying notes to the consolidated financial statements

Max Resource Corp.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Years ended
	December 31, 2013	December 31, 2012	December 31, 2011

Operating activities
Loss for the year	$ (1,094,521)	$ (1,840,099)	$ (1,112,646)
Adjustments for:
Amortization	338	475	676
Write-off of exploration and evaluation assets	664,494	1,177,622	-
Realized loss on sale of marketable securities	-	4,527	(2,500)
Impairment of available for sale investment	-	-	11,000
Stock-based compensation	-	115,570	509,357
Changes in non-cash working capital items:
Decrease in receivables and prepaids	3,817	6,870	(3,772)
Decrease (increase) in taxes recoverable	21,529	(11,551)	5,181
Increase (decrease) in trade payables and accrued liabilities	204,095	(90,276)	97,335
Net cash flows used in operating activities	(200,248)	(636,862)	(495,369)

Investing activities
Expenditures on exploration and evaluation assets	(128,011)	(737,582)	(1,128,959)
Exploration and evaluation asset recoveries	-	671,515	-
Recovery of reclamation bonds	21,200	21,293	-
Additions to reclamation bonds	-	(6,407)	(6,200)
Proceeds from sale of marketable securities	-	66,973	10,000
Net cash flows provided by (used in) investing activities	(106,811)	15,793	(1,125,159)

Financing activities
Proceeds on issuance of common shares	-	-	700,191
Share issuance costs	-	-	(35,512)
Net cash flows provided by financing activities	-	-	664,679

Decrease in cash and cash equivalents	(307,059)	(621,070)	(955,849)

Cash and cash equivalents, beginning of year	510,288	1,131,358	2,087,207
Cash and cash equivalents, end of year	$ 203,229	$ 510,288	$ 1,131,358

Supplemental disclosure with respect to cash flows (Note 15)

See accompanying notes to the consolidated financial statements

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

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

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning that it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2013, the Company had an accumulated deficit of $13,967,252 and a working capital deficiency of $99,148 and, to date, the Company has not generated any revenues to meet its operating and administrative expenses or its other obligations.  As at December 31, 2013, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities, recover the carrying value of its assets, and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations (Note 16). These uncertainties cast a significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months with funds on hand, private placements of the Company’s common shares and loans from related parties.

2.

Significant accounting policies and basis of preparation

These consolidated financial statements were authorized for issue on March 13, 2014 by the directors of the Company.

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

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

2.

Significant accounting policies and basis of preparation (cont’d)

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities.  Details of controlled entities are as follows:

		Percentage owned*
	Country of incorporation	December 31, 2013	December 31, 2012
Max Resource, Inc.	USA	100%	100%

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

Significant judgments

The preparation of financial statements in accordance with IFRS requires management to make judgments, apart from those involving estimates, in applying accounting policies.  The most significant judgments applying to the Company’s financial statements include:

-

The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty; and

-

the classification and allocation of expenditures as exploration and evaluation expenditures or operating expenses.

Foreign currency translation

The functional currency of each entity is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollars which is the parent company and subsidiary’s functional and presentation currency.

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

2.

Significant accounting policies and basis of preparation (cont’d)

Foreign currency translation (cont’d)

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

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

2.

Significant accounting policies and basis of preparation (cont’d)

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

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

2.

Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

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

The recoverable amount of an asset is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

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

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

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

The Company’s estimates of restoration costs could change as a result of changes in market conditions or regulatory requirements. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized or expensed in accordance with the Company’s accounting policy for exploration and evaluation assets.

Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs directly related to a recognized asset are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of significant replaced parts are derecognized. All other repairs and maintenance costs are charged to the statement of loss  and comprehensive loss during the financial period in which they are incurred.

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

Equipment

30%

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

2.

Significant accounting policies and basis of preparation (cont’d)

New accounting standards, amendments and interpretations

(a)

New accounting standards adopted:

The following standards, amendments and interpretations have been adopted by the Company as of January 1, 2013.  There was no material impact on the financial statements as a result of the adoption of these standards, amendments and interpretations:

(i)

IFRS 10 Consolidated Financial Statements;

(ii)

IFRS 11 Joint Arrangements;

(iii)

IFRS 12 Disclosures of Interests in Other Entities; and

(iv)

IFRS 13 Fair Value Measurement.

(a)

Issued but not yet effective:

The following standards, amendments and interpretations plan to be adopted in the future.  The Company has not yet assessed the impact these standards, amendments and interpretations might have:

(i)

Amendment to IAS 32 Financial Instruments: Presentation; and

(ii)

IFRIC 21 Levies.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

3.

Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31, 2013	December 31, 2012
Cash at bank	$ 203,229	$ 96,757
Guaranteed investment certificates	-	413,531
	$ 203,229	$ 510,288

4.

Receivables and prepaids

The components of receivables and prepaids are as follows:

	December 31, 2013	December 31, 2012
Accrued interest receivable	$ -	$ 3,817
Prepaid expenses	4,223	4,223
	$ 4,223	$ 8,040

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

5.

Marketable securities

During the year ended December 31, 2010, the Company received an option payment, consisting of 600,000 shares with a market value at the acquisition date of $90,000 from Kokanee Placer Ltd. (“Kokanee”), a publically traded British Columbia company. The Company recorded these available for sale shares at fair value.  During the year ended December 31, 2011, the Company sold 50,000 of these common shares for proceeds of $10,000 resulting in a gain of $2,500. At December 31, 2011, the Company held 550,000 common shares of Kokanee with a fair market value of $71,500 and reversed a previously unrealized gain of $84,000 which was recorded as other comprehensive loss, as well as an impairment of $11,000.

During the year ended December 31, 2012, the Company sold its remaining 550,000 shares of Kokanee for proceeds of $66,973 resulting in a loss of $4,527.

6.

Equipment

Cost:
At December 31, 2012 and 2013	$ 5,148
Amortization:
At December 31, 2011	3,570
Charge for the year	475
At December 31, 2012	4,045
Charge for the year	338
At December 31, 2013	4,383
Net book value:
At December 31, 2012	$ 1,103
At December 31, 2013	$ 765

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

7.

Exploration and evaluation assets

	Balance December 31, 2011	Additions	Write-offs	Recoveries received	Balance December 31, 2012	Additions	Write-offs	Balance December 31, 2013
Acquisition costs:
C de Baca, NM	$ 225,791	$ 10,210	$ (236,001)	$ - -	$ -	$ -	$ -	$ -
Diamond Peak, NV	45,354	5,371	-	(3,417)	47,308	-	(47,308)	-
Ravin, NV	204,598	-	(201,038)	(3,560)	-	-	-	-
East Manhattan, NV	240,773	31,642	-	(3,773)	268,642	32,882	-	301,524
Howell, BC	37,500	-	-	(37,500)	-	-	-	-
Crowsnest, BC	8,817	-	-	(8,817)	-	-	-	-
Table Top, NV	82,344	1,523	-	(4,129)	79,738	-	(79,738)	-
Majuba Hill, NV	54,526	244,996	-	(1,330)	298,192	58,703	-	356,895
	899,703	293,742	(437,039)	(62,526)	693,880	91,585	(127,046)	658,419

Exploration costs:
C de Baca, NM	235,596	-	(235,596)	-	-	-	-	-
Diamond Peak, NV	60,463	1,823	-	-	62,286	-	(62,286)	-
Ravin, NV	504,987	-	(504,987)	-	-	-	-	-
East Manhattan, NV	108,181	2,387	-	-	110,568	33,200	-	143,768
Howell, BC	437,801	-	-	(437,801)	-	-	-	-
Crowsnest, BC	171,188	-	-	(171,188)	-	-	-	-
Table Top, NV	474,570	592	-	-	475,162	-	(475,162)	-
Majuba Hill, NV	828,718	443,838	-	-	1,272,556	64,226	-	1,336,782
	2,821,504	448,640	(740,583)	(608,989)	1,920,572	97,426	(537,448)	1,480,550
	$ 3,721,207	$ 742,382	(1,177,622)	$ (671,515)	$ 2,614,452	$ 189,011	$ (664,494)	$ 2,138,969

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

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

During the year ended December 31, 2012, management elected not to continue with the development of C de Baca and consequently all related costs were written off to operations.  The Company’s reclamation bond US$16,000 that was held with the Bureau of Land Management (“BLM”) of New Mexico was refunded to the Company during the year ended December 31, 2012.

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement, as amended June 30, 2010, to acquire a 100% interest in the claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust. The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company. The terms of the Option Agreement require the issuance to the Wendt Family Trust of 100,000 shares (issued) of the Company with a fair value of $40,000 at date of issue and the following rental payments:

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

   35,000 (U.S.)

May 9, 2012 (as amended)

   45,000 (U.S.)

Each anniversary thereafter for 4 years (as amended)

   50,000 (U.S.)

The Company could have purchased the property for US$300,000. If the option to purchase the property was exercised during the term of the rental payments, no further property rental payments would be due. The Diamond Peak property was subject to a 3% Net Smelter Royalty (“NSR”). Upon full exercise of the option, the Company would have owned 100% of the property.

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

During the year ended December 31, 2012, the Company incurred $1,823 for geological consulting on the Diamond Peak project and received a refund on state property fees in the amount of $3,417.  During the year ended December 31, 2013, the Company decided to no longer proceed with the property and, as a result, wrote off $109,594 to the consolidated statement of loss and comprehensive loss.

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

7.

Exploration and evaluation assets (cont’d)

Diamond Peak, Nevada, United States (cont’d)

At December 31, 2013, the BLM holds a $15,809 reclamation bond (December 31, 2012 - $15,361) from the Company to guarantee reclamation of the property.

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

At December 31, 2013, the BLM holds a $Nil reclamation bond (December 31, 2012 - $3,024) from the Company to guarantee reclamation of the environment on the property. The Company received a partial refund of $5,021 of the reclamation bond during the year ended December 31, 2012, with the remaining $3,024 received during the year ended December 31, 2013.

East Manhattan, Nevada, United States

On November 11, 2007, as amended December 4, 2008 and December 21, 2010, the Company entered into an option agreement with MSM Resource LLC (“MSM”), a Nevada corporation, for the acquisition of a 100% interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the option agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), $26,603 (US$25,000) by. December 4, 2009 (paid), $40,560 (US$40,000) by December 4, 2010 (paid), US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012, subject to securing a drill permit, which has been applied for but not yet been received.   During the year ended December 31, 2013, the Company paid $20,714 (2012 - $19,788) (US$20,000) while waiting to receive the drill permit for the property.

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

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

(iii)

on or before the fifth anniversary, a further US$200,000 (deferred until drill permit received); and

(iv)

on or before the sixth anniversary, a further US$300,000.

The East Manhattan Property is subject to a 3% NSR royalty. Upon full exercise of the option, the Company will own 100% of the project.

During the year ended December 31, 2012, the Company incurred geological consulting of $2,387 and received a refund of state property fees of $3,773 on the East Manhattan project.  During the year ended December 31, 2013, the Company incurred $28,653 for geological consulting, $2,534 for assaying and field expenses of $2,013 on the East Manhattan project.

Howell and Crowsnest, British Columbia, Canada

On June 9, 2008, the Company entered into an option agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company could acquire a 60% interest in the Howell Gold Project in Southeast British Columbia. On July 23, 2009, the Company agreed with Eastfield to amend the Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totaling $60,000 to Eastfield ($10,000 paid on signing of the amended agreement), issuing 50,000 shares (issued) and by completing aggregate exploration expenditures on both properties of $400,000 (incurred) by the second anniversary date.

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

The terms of the Option Agreement with Energex required the payment of $5,400 (US$5,000) upon execution of the Agreement (paid), US$25,000 on the first anniversary of the Agreement (deferred), US$35,000 on the second anniversary of the Agreement and US$50,000 on each anniversary thereafter for a term of ten years, subject to renewal. The Company could have purchased the property at any time for US$300,000, at which point the annual payments would have ceased.  The Table Top property was subject to a 3% NSR royalty. Upon full exercise of the option agreement, the Company would have owned 100% of the project.

During the year end December 31, 2013, the Company decided not to proceed with the property and expensed $554,900 to the statement of loss and comprehensive loss.

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

7.

Exploration and evaluation assets (cont’d)

Majuba Hill, Nevada, United States

On March 4, 2011, the Company entered into an option agreement (“Agreement”) to acquire up to a 75% interest in the Majuba Hill property in Pershing County, Nevada from Claremont Nevada Mines LLC., (“Claremont”) of Nevada. The terms of the Agreement with Claremont allowed the Company to earn an initial 60% interest in the property over six years by spending US$6,500,000 on exploration of the property.

The Company could increase its interest in the property to 75% by spending a further US $3,500,000 on exploration over a subsequent two-year period. The Majuba Hill property would be subject to a 3% NSR payable to the vendor, 1.5% of which could be purchased at any time for US$1,500,000.

On December 3, 2012, the Company entered into a Mining Lease and Option to Purchase Agreement (the “Lease Agreement”) with Claremont and JR Exploration LLC of Utah, as amended on December 3, 2013 and February 13, 2014, whereby the Company can acquire a 100% interest in the Majuba Hill property by the payment to Claremont of US$1,000,000 over a four year period, with US$200,000 having been paid on signing and the balance payable over a four year period as follows:

(i)

$40,000 on or before December 3, 2013 (paid);

(ii)

$10,000 on or before February 14, 2014 (paid);

(iii)

$15,000 on or before March 31, 2014;

(iv)

$16,000 on or before April 30, 2014;

(v)

$17,000 on or before May 31, 2014;

(vi)

$17,000 on or before June 30, 2014;

(vii)

$17,000 on or before July 31, 2014;

(viii)

$17,000 on or before August 31, 2014

(ix)

$17,000 on or before September 30, 2014;

(x)

$17,000 on or before October 31, 2014;

(xi)

$17,000 on or before November 30, 2014;

(xii)

$200,000 on or before December 3, 2014;

(xiii)

$200,000 on or before December 3, 2015; and

(xiv)

$200,000 on or before December 3, 2016.

This new Lease Agreement replaced the previous Agreement with Claremont.  Under the terms of this new Lease Agreement, there will be no annual work commitments and the NSR will be reduced from 3% to 1%.

On April 9, 2012, the Company entered into a mineral lease with New Nevada Resources LLC (“NNR”) for 560 acres of mineral rights immediately adjacent of its Majuba Hill project in Nevada. The mineral lease with NNR is for a term of 20 years and calls for annual lease payments of $15 per acre in the first year increasing incrementally to $30 per acre in year four and subsequent years. NNR has the right to retain a 15% working interest or it can convert it to a net smelter return of 0.5% on base metals and 1% on precious metals in addition to retaining an overriding NSR of 1.75% on base metals and 3% on precious metals.  During the year ended December 31, 2013, the Company terminated the lease.

During the year ended December 31, 2012, the Company paid $244,996 (US$228,400) in lease payments on the Majuba Hill property and received a refund of state property fees in the amount of $1,330.

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

7.

Exploration and evaluation assets (cont’d)

Majuba Hill, Nevada, United States (cont’d)

During the year ended December 31, 2012, the Company incurred $181,781 for geological consulting fees, $204,469 for drilling and $57,588 for field expenses on the Majuba Hill project. During the year ended December 31, 2013, the Company incurred $49,914 for geological consulting fees, $7,381 for assaying and $6,931 for field expenses on the Majuba Hill project.

At December 31, 2013, the BLM holds a $16,288 reclamation bond (December 31, 2012 - $15,784) from the Company to guarantee reclamation of the environment on the property.

7.

Trade payables and accrued liabilities

The components of trade payables and accrued liabilities are as follows:

	December 31, 2013	December 31,2012
Trade payables	$ 22,753	$ 5,633
Amounts due to related parties (Note 12)	268,975	20,000
Accrued liabilities	15,000	16,000
	$ 306,728	$ 41,633

9.

Deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year ended December 31, 2013	Year ended December 31, 2012
Net loss	$ (1,094,521)	$ (1,840,099)
Statutory tax rate	25.75%	25%
Expected income tax recovery at the statutory tax rate	$ (281,839)	$ (460,025)
Non-deductible items	(25,279)	26,144
Difference in tax rates in foreign jurisdiction	(51,399)	(125,139)
Effect of change in tax rates	(54,232)	-
Temporary differences not recognized	412,749	559,021
Income tax recovery	$ -	$ -

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

9.

Deferred tax assets and liabilities (cont’d)

The Company has the following tax effected deductible temporary differences for which no deferred tax asset has been recognized:

	December 31, 2013	December 31, 2012
Non-capital loss carry-forwards	$ 3,312,405	$ 2,854,871
Exploration and evaluation assets	226,117	271,760
Share issuance costs	3,693	5,327
Equipment	838	978
Other	2,632	-
	$ 3,545,686	$ 3,132,936

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian resource pools	Canadian share issue costs	United States tax losses	United States equipment and resource pools
2014	$ 149,223	$ -	$ 7,102	$ -	$ -
2015	161,439	-	7,102	4,080	-
2026	383,173	-	-	-	-
2027	518,148	-	-	174,949	-
2028	607,835	-	-	274,214	-
2029	720,438	-	-	3,153,918	-
2030	607,390	-	-	160,383	-
2031	788,671	-	-	164,777	-
2032	475,711	-	-	602,578	-
2033	363,424	-	-	1,209,311	-
No or various expiries	-	388,924	-	-	1,756,616
	$ 4,775,452	$ 388,924	$ 14,204	$ 5,744,210	$ 1,756,616

10.

Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2013, there were 24,505,985 issued and fully paid common shares (2012– 24,505,985; 2011– 24,505,985).

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2013 was based on the loss attributable to common shareholders of $1,094,521 (2012 - $1,840,099; 2011 - $1,196,646) and the weighted average number of common shares outstanding of 24,505,985 (2012 – 24,505,985; 2011 – 24,505,985).  Diluted loss per share did not include the effect of 2,200,000 (2012 - 3,280,000; 2011 – 3,040,000) outstanding stock options and Nil (2012 - 2,016,755; 2011 – 2,016,755) outstanding warrants as they are anti-dilutive.

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

10.

Share capital (cont’d)

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares to a maximum of 4,901,197. Such options will be exercisable for a period of up to 5 years from the date of grant. Options granted typically vest on the grant date.

The changes in options during the year ended December 31, 2013 and 2012 are as follows:

	Year ended December 31, 2013		Year ended December 31, 2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of year	3,280,000	$ 0.26	3,040,000	$ 0.28
Options granted	-	-	675,000	0.25
Options expired	(1,080,000)	0.29	(335,000)	0.36
Options cancelled	-	-	(100,000)	0.24
Options outstanding, end of year	2,200,000	$ 0.24	3,280,000	$ 0.26
Options exercisable, end of year	1,950,000	$ 0.24	3,280,000	$ 0.26

Details of options outstanding as at December 31, 2013 are as follows:

Exercise price	Number of options outstanding	Expiry Date
$ 0.24	1,525,000	August 17, 2014
0.25	675,000	February 22, 2015
	2,200,000

The weighted average remaining contractual life of stock options outstanding at December 31, 2013 is 0.79 years.

On February 22, 2012, the Company granted stock options to directors and officers to purchase 675,000 common shares at a price of $0.25 per share to February 22, 2015. These options vested immediately. Their total fair value of $109,640 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 1.22% and an expected volatility of 106%.

Stock-based compensation expense of $115,570 was recorded during the year ended December 31, 2012 on previously-granted stock options.

No stock options were granted during the year ended December 31, 2013.

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

10.

Share capital (cont’d)

Warrants

As at December 31, 2013, the Company had no warrants outstanding.  The changes in warrants during the year are as follows:

	Year Ended December 31, 2013		Year Ended December 31, 2012
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning of year	2,016,755	$ 0.38	2,016,755	$ 0.38
Warrants expired	(2,016,755)	0.38	-	-
Warrants outstanding, end of year	-	$ -	2,016,755	$ 0.38

11.

Reserves

Share based payment reserve and share purchase warrant reserve

The reserves record items recognized as stock-based compensation expense until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

12.

Related party transactions

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2013	December 31, 2012	December 31, 2011
Company controlled by a director of the Company	$ 130,000	$ 10,000	$ -
Director of the Company	138,975	10,000	39,826
	$ 268,975	$ 20,000	$ 39,826

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	Years ended
	December 31, 2013	December 31, 2012	December 31, 2011
Short-term employee benefits:
Management fees	$ 120,000	$ 120,000	$ 120,000
Consulting	58,572	-	-
Geological consulting	73,026	120,000	120,000
Stock-based compensation to officers and directors	-	109,640	-
	$ 251,598	$ 391,640	$ 240,000

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

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

The following is a summary of Canadian dollar equivalent financial assets and liabilities that are denominated in United States dollars:

	December 31, 2013	December 31, 2012
Cash and cash equivalents	$ 14,335	$ 62,180
Accounts payable	(138,975)	(10,000)
	$ (124,640)	$ 52,180

Based on the above net exposures, as at December 31, 2013, a 10% change in the United States dollar to Canadian dollar exchange rate could impact the Company’s net loss by $12,464 (December 31, 2012 - $5,218; December 31, 2011 - $7,900 ).

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

13.

Financial risk and capital management (cont’d)

Interest rate risk

Interest rate risk is the risk due to variability of interest rates.  The Company is exposed to interest rate risk on its bank account.  The income earned on the bank account is subject to the movements in interest rates.  The Company has cash balances and no-interest bearing debt, therefore, interest rate risk is nominal.

Capital Management

The Company's policy is to maintain a capital base sufficient to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of working capital and share capital.  There were no changes in the Company's approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2013	December 31, 2012
Cash and cash equivalents	$ 203,229	$ 510,288
Loans and receivables:
Receivables and prepaids	4,223	8,040
Taxes recoverable	128	21,657
Reclamation deposits	32,097	53,297
	$ 239,677	$ 593,282

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2013	December 31, 2012
Non-derivative financial liabilities:
Trade payables	$ 22,753	$ 5,633
Amounts due to related parties	268,975	20,000
	$ 291,728	$ 25,633

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

Max Resource Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the years ended December 31, 2013 and 2012

13.

Financial risk and capital management (cont’d)

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2013 and December 31, 2012:

As at December 31, 2013
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 203,229	$ - -	$ -

As at December 31, 2012
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 510,288	$ -	$ -

14.

Segmented information

The primary business of the Company is the acquisition and exploration of mineral properties in the United States.

15.

Supplemental cash flow information

During the years ended December 31, 2013,  2012 and , the Company incurred the following non-cash transactions that are not reflected in the statement of cash flows:

Years ended
	December 31, 2013	December 31, 2012	December 31, 2011
Reclassification from share-based payment reserve to capital stock on exercise of stock options	-	-	$ 86,191
Accrued net deferred exploration costs for exploration and evaluation assets included in trade payables and accrued liabilities	$ 61,000	$ 4,800	$ -

16.

Subsequent event

Subsequent to December 31, 2013, the Company agreed to a non-brokered private placement of up to 6,000,000 units at $0.05 per unit for gross proceeds of $300,000.  Each unit will comprise one common share and one share purchase warrant.  Each whole warrant will entitle the holder to purchase one additional common share at an exercise price of $0.12 per warrant for a period of two years from the closing date of the private placement.  If at any time prior to the expiry date of the warrants, the closing price of the common shares of the Company on the TSX-V is equal to or greater than $0.25 for 30 consecutive days, then the Company may elect to provide notice to the warrant holders that the warrants will expire 30 days from the date of the notice.  Finders’ fees may be payable on a portion of this private placement.   This private placement is expected to close by the end of March, 2014.